Form 20-F
period 2018-12-31
Safe-T Group Ltd.
filed 2019-03-26
CIK 1725332

As filed with the Securities and Exchange Commission on March 26, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission File No.: 001-8610

SAFE-T GROUP LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	8 Abba Eban Ave. Herzliya 4672526 Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Shachar Daniel

Chief Executive Officer

+972-9-8666110

Shachar.daniel@safe-t.com

8 Abba Eban Ave.

Herzliya

4672526, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class: American Depositary Shares each representing 40 Ordinary Shares, no par value per share(1) Ordinary Shares, no par value per share(2)	Name of each exchange on which registered or to be registered: Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

81,355,693 Ordinary Shares, no par value, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐               No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐               No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒               No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒               No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17          ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐             No ☒

i

ii

INTRODUCTION

We develop and market software solutions that address multiple aspects of the data protection information security and cybersecurity markets. Our patented solutions secure our customers’ data, services and networks from internal and external threats, such as unauthorized access to data, services and networks, as well as data-related threats that include data exfiltration, leakage, malware, ransomware and fraud. We believe that our innovative products are the first solution that controls, in one integrated package, the entire data access lifecycle, allowing our customers to avoid the integration complexities of multiple products. In addition, we believe that our products create strong perimeter security as a result of our patented Reverse-Access technology. In April 2018, we received the 2018 Fortress Cyber Security Award for Compliance and Authentication & Identity and were finalists in the 2018 Cyber Defense Magazine Infosec Awards. Reverse-Access is an innovative and unique technology providing for “reverse movement” of communication, and is designed to reduce the need to store sensitive data in the demilitarized zone (unfirewalled), or DMZ, and to open ports in the organizations’ firewall, thus enabling secure access to networks and services.

Our flagship product called Software Defined Access is a patented multi-layered solution that integrates our upgraded and comprehensive Software Defined Perimeter, or SDP, solution. We believe that our SDP solution is superior to other available products in the market, as it controls the entire application access lifecycle by combining SDP, a new architecture and technology that allows secure access to published applications, and our secure data exchange software that securely controls the usage and exchange of data among multiple users, devices, and location. The SDP architecture essentially hides published services and applications from unauthorized parties. According to Markets and Markets Research Private Ltd., the combined markets for secure data access and secure data exchange have been reported to have generated revenues in excess of $4 billion in 2017.

We were incorporated under the laws of the State of Israel in December 1989. From June 2011 until June 2016, we were a “shell corporation” and did not have any business activity, excluding administrative management. On June 15, 2016, we closed a merger transaction, or the Merger Transaction, with Safe-T Data A.R Ltd., or the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. Since the date of the Merger Transaction, we have devoted substantially all of our financial resources to develop and commercialize our products. Our Ordinary Shares, or Ordinary Shares, are listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “SAFE.” On August 17, 2018, our American Depositary Shares, or ADSs, each representing 40 of our Ordinary Shares, commenced trading on the Nasdaq Capital Market under the symbol “SFET.”

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Safe-T” refer to Safe-T Group Ltd. and its wholly owned subsidiary, Safe-T Data A.R Ltd., an Israeli corporation, and its wholly owned subsidiary, Safe-T USA Inc., a Delaware corporation.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

All descriptions of our share capital in this Annual Report assume the issuance of 141,754 ADSs (representing 5,670,160 Ordinary Shares) upon the exercise of series B exchange warrants currently outstanding as of March 25, 2019.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “plans,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with channel partners;

●	our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations, including taking steps to expand our activities in Europe and Southeast Asia and to enter into engagements with new business partners in those markets;

●	our intention to open new branches in key global locations and to increase marketing and sales activities;

●	our intention to establish partnerships with industry leaders;

●	our ability to implement on-line distribution channels and to generate sales from such channels;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws;

●	acceptance of our business model by investors; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this annual report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. We derived the selected data under the captions “Consolidated Statements of Profit or Loss” for the years ended December 31, 2018, 2017 and 2016, and “Consolidated Statements of Financial Position Data” as of December 31, 2018 and 2017 from the audited consolidated financial statements included elsewhere in this Annual Report. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. Other financial and operating data contains unaudited information that is not derived from our consolidated financial statements. The information presented below under the caption “Other financial and operating data” contains unaudited information which is not derived from our consolidated financial statements.

	Year Ended December 31,
U.S. dollars in thousands, except share and per share data	2016	2017	2018
Consolidated Statements of Profit or Loss:
Revenues	843	1,096	1,466
Cost of revenues	512	583	791
Gross profit	331	513	675
Research and development expenses	1,085	1,608	2,414
Selling and marketing expenses	2,892	4,051	5,542
General and administrative expenses	2,123	2,150	1,925
Listing expenses	1,579	-	-
Total operating expenses	7,679	7,809	9,881
Operating loss	(7,348)	(7,296)	(9,206)
Finance expenses	(1,854)	(975)	(3,496)
Finance income	282	2,959	955
Finance expenses, net	(1,572)	1,984	(2,541)
Loss before taxes on income	(8,920)	(5,312)	(11,747)
Taxes on income	(2)	(1)	(6)
Net loss for the year	(8,922)	(5,313)	(11,753)
Basic loss per Ordinary Share	(0.77)	(0.29)	(0.33)
Diluted loss per Ordinary Share	(0.77)	(0.29)	(0.35)

U.S. dollars in thousands	As of December 31,
	2016	2017	2018
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	1,311	3,514	3,717
Total assets	3,227	5,927	6,368
Total non-current liabilities	1,101	1,215	1,060
Accumulated loss	(32,672)	(37,936)	(49,689)
Total shareholders’ equity	1,172	3,141	3,710

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our ADSs could decline.

Risks Related to Our Financial Condition and Capital Requirements

We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred losses since the date of inception of Safe-T Data A.R Ltd., and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products globally.

From June 2011 until June 2016, we were a “shell corporation” and did not have any business activity, excluding administrative management. On June 15, 2016, we closed the Merger Transaction with the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. Since the date of the Merger Transaction, we have devoted substantially all of our financial resources to develop and commercialize our products. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on on-going development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products globally. We anticipate that our expenses will increase substantially if and as we:

●	continue the development of our products;

●	establish and reinforce a sales, marketing and distribution infrastructure to commercialize our products;

●	seek to identify, assess, acquire, license and/or develop other products and subsequent generations of our current products;

●	seek to maintain, protect and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	continue to support our operations as a public company, our product development and planned future commercialization efforts.

Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing development of some of our products;

●	addressing any competing technological and market developments;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	establishing and maintaining resale and distribution relationships with third parties that can provide adequate (in amount and quality) infrastructure to support market demand for our products;

●	launching and commercializing current and future products, either directly or with a collaborator or distributor;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	identifying, assessing, acquiring and/or developing new products.

Given our limited revenue and lack of positive cash flow, we expect that we will need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

According to our management’s estimates, based on our current cash on hand and further based on our budget, we believe that we have sufficient resources to continue our activities until at least June 15, 2019. Since we might be unable to generate sufficient revenue or cash flow to fund our operations for the foreseeable future, we will need to seek additional equity or debt financing to provide the capital required to maintain or expand our operations. We expect we will also need additional funding for developing products and services and other related activities, increasing our sales and marketing capabilities, and promoting brand identity, as well as for working capital requirements and other operating and general corporate purposes.

There can be no assurance that we will be able to raise sufficient additional capital on acceptable terms, or at all. If such financing is not available on satisfactory terms, or is not available at all, we may be required to delay, scale back or eliminate the development of business opportunities, research or development programs and our operations and financial condition may be materially adversely affected. If we raise additional funds through collaborations and licensing arrangements, we may be required to relinquish some rights to our technologies or candidate products, or to grant licenses on terms that are not favorable to us.

Raising additional capital would cause dilution to holders of our equity securities, and may affect the rights of existing holders of equity securities.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of the ADSs.

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

The report of our independent registered public accounting firm on our audited consolidated financial statements as expected for the period ended December 31, 2018 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Risks Related to Our Business and Industry

The IT security market is rapidly evolving within the increasingly challenging cyber threat landscape. If the industry does not continue to develop as we anticipate, our sales will not grow as quickly as expected and our share price could decline.

We operate in a rapidly evolving industry focused on securing organizations’ IT systems and sensitive business data. Our solution focuses on protecting an organization’s sensitive data, in terms of how internal/external users access the data and use the data. While theft, leakage, and ransomware have gained media attention in recent years, IT security spending within enterprises is often concentrated on endpoint and web security products designed to stop threats from penetrating corporate networks. Organizations that use these security products may allocate all or most of their IT security budgets to these products and may not adopt our solution in addition to such products. Further, a security solution such as ours, which is focused on disrupting cyber-attacks by insiders and external perpetrators that have penetrated an organization’s perimeter, is a relatively new technology that has been developed to respond to advanced threats and more rigorous compliance standards and audit requirements. However, advanced cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive business data. Changes in the nature of advanced cyber threats could result in a shift in IT budgets away from solutions such as ours. In addition, any changes in compliance standards or audit requirements that deemphasize the types of controls, storage, monitoring and analysis that our solution provides would adversely impact demand for our offerings. It is therefore difficult to predict how large the market will be for our solution. If solutions such as ours are not viewed by organizations as necessary, or if customers do not recognize the benefit of our solution as a critical layer of an effective security strategy, then our revenues may not grow as quickly as expected, or may decline, and our share price could suffer.

We have not yet successfully completed the development of our current products. Our research and development efforts may not produce successful products or enhancements to our solution that result in significant revenue or other benefits in the near future, if at all.

We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to successfully complete the development of our products and maintain our competitive position. As a result, our business is significantly dependent on our ability to successfully complete the development of our current products. Investing in research and development personnel, developing new products and enhancing existing products is expensive and time consuming, and there is no assurance that such activities will result in successful development of our products, significant new marketable products or enhancements to our products, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

 If we fail to effectively manage our growth, our business and operations will be negatively affected, and as we invest in the growth of our business, we expect our operating and net profit margins to decline in the near-term.

We have experienced significant growth in a relatively short period of time and intend to continue to aggressively grow our business. We expect that our annual operating expenses will continue to increase as we invest in sales, marketing, research and development. Our growth to-date has placed significant demands on our management, sales and operational and financial infrastructure, and our growth will continue to place significant demands on these resources. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate. We may also not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of current and additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

As we invest in the growth of our business, our operating and net profit margins and our operating and net income have declined in recent periods compared to prior periods and we expect this trend to continue in the near-term, primarily as a result of the costs associated with expanding our direct and indirect sales forces, our increased rate of investment in research and development and our increased administrative costs in connection with becoming a public company. We expect that these invested costs will adversely impact our operating and net profit margins since it will take time and resources to train and integrate new sales force members and to comply with public company reporting and regulatory requirements. In addition, costs associated with adding new personnel to our sales force are expensed before their positive impact on our sales is recognized, and even then, a significant portion of any revenues that they generate from maintenance and professional services are deferred over the delivery period of those services. A failure to meet market expectations regarding our revenues and profitability could have an adverse effect on our share price.

Our quarterly and annual results of operations may fluctuate for a variety of reasons, including our failure to close significant sales before the end of a particular quarter.

Even if we are successful in introducing our products to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market place or the expectations of securities analysts or investors, the market price of our Ordinary Shares and the ADSs will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors:

●	the degree of market acceptance of our products and services;

●	long sales cycles;

●	our ability to attract and retain new customers;

●	our ability to sell additional products to current customers;

●	changes in customer or channel partner requirements or market needs;

●	changes in the growth rate of the information security market;

●	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the information security market, including consolidation among our customers or competitors;

●	a disruption in, or termination of, our relationship with channel partners;

●	our ability to successfully expand our business globally;

●	reductions in maintenance renewal rates;

●	changes in our pricing policies or those of our competitors and our responses to price competition;

●	general economic conditions in our markets;

●	future accounting pronouncements or changes in our accounting policies or practices;

●	the amount and timing of our operating costs;

●	a change in our mix of products and services; and

●	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.

Any of the above factors, individually or in the aggregate, may result in significant fluctuations in our financial and other operating results from period to period. These fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for these or other reasons, the market price of our Ordinary Shares and the ADSs could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solution or the failure of our solution to meet customers’ expectations.

Organizations are facing increasingly sophisticated and targeted cyber threats, including the growing threat of cyber terrorism throughout the world. If we fail to identify and respond to new and increasingly complex methods of attack and update our products to detect or prevent such threats, our business and reputation will suffer. In particular, we may suffer significant adverse publicity and reputational harm if a significant breach occurs generally or if any breach occurs at a high-profile customer. Moreover, as our solution is adopted by an increasing number of enterprises and governmental entities, it is possible that attackers will begin to focus on finding ways to defeat our solution. An actual or perceived security breach or theft of our customers’ sensitive business data, regardless of whether the breach or theft is attributable to the failure of our products, could adversely affect the market’s perception of the efficacy of our solution and current or potential customers may look to our competitors for alternatives to our solution. The failure of our products may also subject us to lawsuits and financial losses stemming from indemnification of our partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerabilities. Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations. It could also cause us to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing our solution.

False detection of threats, while typical in our industry, may reduce perception of the reliability of our products and may therefore adversely impact market acceptance of our products. If our solution restricts legitimate privileged access by authorized personnel to IT systems and applications by falsely identifying those users as an attack or otherwise unauthorized, our customers’ business could be harmed. There can be no assurance that, despite testing by us, errors will not be found in existing and new versions of our products, resulting in loss of or delay in market acceptance. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

If we are unable to acquire new customers, our future revenues and operating results will be harmed.

Our success depends on our ability to acquire new customers. The number of customers that we add in a given period impacts both our short-term and long-term revenues. If we are unable to attract a sufficient number of new customers, we may be unable to generate revenue growth at desired rates. The IT security market is competitive and many of our competitors have substantial financial, personnel, and other resources that they utilize to develop products and attract customers. As a result, it may be difficult for us to add new customers to our customer base. Competition in the marketplace may also lead us to win fewer new customers or result in us providing discounts and other commercial incentives. Additional factors that impact our ability to acquire new customers include the perceived need for IT security, the size of our prospective customers’ IT budgets, the utility and efficacy of our existing and new offerings, whether proven or perceived, and general economic conditions. These factors may have a meaningful negative impact on future revenues and operating results.

If we are unable to sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

Our revenues are also generated from sales to existing customers. Our future success depends, in part, on our ability to obtain recurring licenses and services to our existing customers. We devote significant efforts to developing, marketing and selling additional licenses and associated maintenance and support to existing customers and rely on these efforts for a portion of our revenues. These efforts require a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to provide product upgrades and launch new products. The rate at which our existing customers purchase additional products and services depends on a number of factors, including the perceived need for additional IT security, the fit and efficacy of our solutions and the utility of our new offerings, whether proven or perceived, our customers’ IT budgets, general economic conditions, our customers’ overall satisfaction with the maintenance and professional services we provide and the continued growth and economic health of our customer base to require incremental users and servers to be covered. If our efforts to sell additional products and services to our customers are not successful, our future revenues and operating results will be harmed.

We face intense competition from IT security vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The IT security market in which we operate is characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of IT security products. Our current and potential future competitors include Luminate Security Ltd., Cyxtera Technologies, Inc., Akamai Technologies, Inc. and Zscaler, Inc. in the software defined perimeter and application access market, and also include providers of secure data vaults and secure data exchange such as CyberArk Software Ltd., Accellion, Inc. and Varonis Systems Inc. Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current solution and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. Additionally, from time to time we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our solution. Such companies may enjoy stronger sales and service capabilities in their particular regions.

Our competitors may enjoy potential competitive advantages over us, such as:

●	greater name recognition, a longer operating history and a larger customer base, notwithstanding the increased visibility of our brand following our initial public offering;

●	larger sales and marketing budgets and resources;

●	broader distribution and established relationships with channel and distribution partners and customers;

●	greater customer support resources;

●	greater resources to make acquisitions;

●	larger intellectual property portfolios; and

●	greater financial, technical and other resources.

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. Current or potential competitors may be acquired by third parties with greater available resources. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products, which would lead to increased pricing pressure on our products and could cause the average sales prices for our products to decline.

In addition, other IT security technologies exist or could be developed in the future by current or future competitors, and our business could be materially and adversely affected if such technologies are widely adopted.

We may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis, or at all. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our solution even in light of new technologies, our business, results of operations and financial condition could be materially and adversely affected.

If our internal network system is compromised by cyber attackers or other data thieves, public perception of our products and services will be harmed.

We will not succeed unless the marketplace is confident that we provide effective IT security protection. We provide privileged account security products, and as such we may be an attractive target for attacks by cyber attackers or other data thieves since a breach of our system could provide data information regarding not only us, but potentially regarding the customers that our solution protects. Further, we may be targeted by cyber terrorists because we are an Israeli company. If we experience an actual or perceived breach of our network or privileged account security in our internal systems, it could adversely affect the market perception of our products and services. In addition, we may need to devote more resources to address security vulnerabilities in our solution, and the cost of addressing these vulnerabilities could reduce our operating margins. If we do not address security vulnerabilities or otherwise provide adequate security features in our products, certain customers, particularly government customers, may delay or stop purchasing our products. Further, a security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline and our business could suffer.

If we do not effectively expand, train and retain our sales force, we may be unable to acquire new customers or sell additional products and services to existing customers, and our business will suffer.

We depend significantly on our sales force to attract new customers and expand sales to existing customers. In 2018 and 2017 we generated 53% and 62%, respectively, of our revenues from direct sales. As a result, our ability to grow our revenues depends in part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. We expect to continue to expand our sales personnel significantly and face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales personnel in a short time requires the allocation of internal resources. We invest significant time and resources in training new sales force personnel to understand our solutions and growth strategy. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

We rely on original equipment manufacturer, or OEM, partners, channel partners, including systems integrators, distributors and value-added resellers, to generate a significant portion of our revenue. If we fail to maintain successful relationships with our OEM and channel partners, or if our channel partners fail to perform, our ability to market, sell and distribute our solution will be limited, and our business, financial position and results of operations will be harmed.

In addition to our direct sales force, we rely on our OEM and channel partners to sell and support our solution, currently in the United States, Europe, Asia Pacific, Africa and Israel region. We expect that sales through our partners will continue to account for a significant percentage of our revenue. In 2018 and 2017, we generated approximately 47% and 38%, respectively, of our revenues from sales to channel partners and we expect that channel partners will represent a substantial portion of our revenues for the foreseeable future. Most of our agreements with channel partners are non-exclusive, meaning our partners may offer customers IT security products from other companies, including products that compete with our solution. If our channel partners do not effectively market and sell our solution, or choose to use greater efforts to market and sell their own products and services or the products and services of our competitors, our ability to grow our business will be adversely affected. Our channel partners may cease or deemphasize the marketing of our solution with limited or no notice and with little or no penalty. Further, new channel partners require training and may take several months or more to achieve productivity. The loss of a substantial number of our channel partners, the inability to replace them or the failure to recruit additional OEM or channel partners could materially and adversely affect our results of operations. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solution to customers or violates laws or our corporate policies. Our ability to grow revenues in the future will depend in part on our success in maintaining successful relationships with our OEM and channel partners and training our OEM and channel partners to independently sell and install our solution. If we are unable to maintain our relationship with OEM and channel partners or otherwise develop and expand our indirect sales channel, or if our OEM and/or channel partners fail to perform, our business, financial position and results of operations could be adversely affected.

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.

We generate a substantial portion of our revenues from our products and services because they enable our customers to achieve and maintain compliance with certain government regulations and industry standards, and we expect that will continue for the foreseeable future. Examples of industry standards and government regulations include the European Union General Data Protection Regulation, or GDPR; the Payment Card Industry Data Security Standard, or PCI-DSS; the Health Insurance Portability and Accountability Act, or HIPAA; the Sarbanes-Oxley Act; the Gramm-Leach-Bliley Act, or GLBA; and the international banking regulations of the Basel Committee on Bank Supervision. These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could impact whether our solution enables our customers to maintain compliance with such laws or regulations. If we are unable to adapt our solution to changing government regulations and industry standards in a timely manner, or if our solution fails to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to IT security are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses, and our customers may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

Our model for long-term growth depends upon the introduction of new products. If we are unable to develop new products or if these new products are not adopted by customers, our growth will be adversely affected.

Our business depends on the successful development and marketing of new products, including adding complementary offerings to our current products. For example, in October 2017, we completed the development of the first version of our Software Defined Access solution, which is designed to reduce cyber-attacks by hiding mission-critical data at the perimeter, limiting access to authorized and intended entities, on premise or in the cloud. Development and marketing of new products requires significant up-front research, development and other costs, and the failure of new products we develop to gain market acceptance may result in a failure to achieve future sales and adversely affect our competitive position. There can be no assurance that any of our new or future products will achieve market acceptance or generate revenues at forecasted rates or that the margins generated from their sales will allow us to recoup the costs of our development efforts.

Failure by us or our partners to maintain sufficient levels of customer support could have a material adverse effect on our business, financial condition and results of operations.

Our customers depend in large part on customer support delivered through our partners or by us to resolve issues relating to the use of our solution. However, even with our support and that of our partners, our customers are ultimately responsible for effectively using our solution and ensuring that their IT staff is properly trained in the use of our products and complementary security products. The failure of our customers to correctly use our solution, or our failure to effectively assist customers in installing our solution and providing effective ongoing support, may result in an increase in the vulnerability of our customers’ IT systems and sensitive business data. Additionally, if our partners do not effectively provide support to the satisfaction of our customers, we may be required to provide support to such customers, which would require us to invest in additional personnel, which requires significant time and resources. We may not be able to keep up with demand, particularly if the sales of our solution exceed our internal forecasts. To the extent that we or our partners are unsuccessful in hiring, training and retaining adequate support resources, our ability and the ability of our partners to provide adequate and timely support to our customers will be negatively impacted, and our customers’ satisfaction with our products will be adversely affected. Accordingly, our failure to provide satisfactory maintenance and technical support services could have a material and adverse effect on our business and results of operations.

If we do not successfully anticipate market needs and enhance our existing products or develop new products that meet those needs on a timely basis, we may not be able to compete effectively and our ability to generate revenues will suffer.

Our customers operate in markets characterized by rapidly changing technologies and business plans, which require them to adapt to increasingly complex IT infrastructures that incorporate a variety of hardware, software applications, operating systems and networking protocols. As our customers’ technologies and business plans grow more complex, we expect them to face new and increasingly sophisticated methods of attack. We face significant challenges in ensuring that our solution effectively identifies and responds to these advanced and evolving attacks without disrupting the performance of our customers’ IT systems. As a result, we must continually modify and improve our products in response to changes in our customers’ IT and industrial control infrastructures.

We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop product enhancements or new products to meet such needs or opportunities in a timely manner, if at all. Even if we are able to anticipate, develop and commercially introduce enhancements and new products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.

Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

●	delays in releasing product enhancements or new products;

●	failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

●	inability to interoperate effectively with the existing or newly introduced technologies, systems or applications of our existing and prospective customers;

●	inability to protect against new types of attacks or techniques used by cyber attackers or other data thieves;

●	defects in our products, errors or failures of our solutions to secure privileged accounts;

●	negative publicity about the performance or effectiveness of our products;

●	introduction or anticipated introduction of competing products by our competitors;

●	installation, configuration or usage errors by our customers; and

●	easing or changing of regulatory requirements related to IT/ cyber security.

If we fail to anticipate market requirements or fail to develop and introduce product enhancements or new products to meet those needs in a timely manner, it could cause us to lose existing customers and prevent us from gaining new customers, which would significantly harm our business, financial condition and results of operations.

If our products do not effectively interoperate with our customers’ existing or future IT infrastructures, installations could be delayed or cancelled, which would harm our business.

Our products must effectively interoperate with our customers’ existing or future IT infrastructures, which often have different specifications, utilize multiple protocol standards, deploy products from multiple vendors and contain multiple generations of products that have been added over time. If we find errors in the existing software or defects in the hardware used in our customers’ infrastructure or problematic network configurations or settings, we may have to modify our software so that our products will interoperate with our customers’ infrastructure and business processes. In addition, to stay competitive within certain markets, we may be required to make software modifications in future releases to comply with new statutory or regulatory requirements. These issues could result in longer sales cycles for our products and order cancellations, either of which would adversely affect our business, results of operations and financial condition.

Defects and bugs in products could give rise to product returns, cancellation of orders or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

Even if we are successful in introducing our products to the market, our products may contain undetected defects or errors that, despite testing, are not discovered until after a product has been used. Our software is complex and could have, or could be alleged to have, defects, bugs or other errors or failures. This could result in cancellation of orders, difficulties in maintaining business relations with customers that use our software, delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business and the ability to attract new customers, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims that could lead to significant expenses as we need to compensate affected end-users for costs incurred related to product quality issues.

Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers.

We are subject to a number of risks associated with global sales and operations.

Business practices in the global markets that we serve may differ from those in the United States and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we enter into customer contracts that include non-standard terms related to payment, warranties, or performance obligations, our results of operations may be adversely impacted.

Additionally, our global sales and operations are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

●	higher costs of doing business globally, including costs incurred in maintaining office space, securing adequate staffing and localizing our contracts;

●	fluctuations in exchange rates between the NIS and foreign currencies in markets where we do business;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●	risks associated with trade restrictions and foreign legal requirements, including any importation, certification, and localization of our platform that may be required in foreign countries;

●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

●	compliance with anti-bribery laws, including, without limitation, compliance with the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

●	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, consolidated financial statements;

●	reduced or uncertain protection of intellectual property rights in some countries;

●	social, economic and political instability, terrorist attacks and security concerns in general;

●	laws and business practices favoring local competition;

●	being subject to the laws, regulations and the court systems of many jurisdictions; and

●	potentially adverse tax consequences.

These and other factors could harm our ability to generate future global revenues and, consequently, materially impact our business, results of operations and financial condition.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our inability to attract or retain qualified personnel or delays in hiring required personnel, particularly in sales and software engineering, may seriously harm our business, financial condition and results of operations. Any of our employees may terminate their employment at any time. Competition for highly skilled personnel is frequently intense, especially in Israel, where we are headquartered. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. There is no assurance that any equity or other incentives that we grant to our employees will be adequate to attract, retain and motivate employees in the future. If we fail to attract, retain and motivate highly qualified personnel, our business will suffer. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

We rely significantly on revenues from maintenance and support contracts, which we recognize ratably over the term of the associated contract and, to a lesser extent, from professional services contracts, which we recognize as services are delivered, and downturns in sales of these contracts are not immediately reflected in full in our quarterly operating results.

We generate revenue from sales of perpetual or subscribed licenses of our products, and related services. Also, we generate revenues from maintenance and support of our products. Maintenance and support renewals are usually 15% to 25% of the license price, depending mainly on the supporting hours and response times, and are important as they represent, like subscription renewals, steady and visible cash flow growth. Our renewal rate for subscriptions of maintenance and support contracts is approximately 85% over the last 2 years. Sales of maintenance and support and professional services may decline or fluctuate as a result of a number of factors, including the number of product licenses we sell, our customers’ level of satisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors or reductions in our customers’ spending levels. If our sales of maintenance and support and professional services contracts decline, our revenues or revenue growth may decline, and our business will suffer. We recognize revenues from maintenance and support services over the contract term. As a result, a meaningful portion of the revenues we report each quarter results from the recognition of deferred revenues from maintenance and support and professional services contracts entered into during previous quarters. Consequently, a decline in the number or size of such contracts in any one quarter will not be fully reflected in revenues in that quarter, but will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in maintenance and support and professional services contracts would not be reflected in full in our results of operations until future periods.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional and reporting currency is the U.S. dollar and we generate a majority of our revenues in U.S. dollars. A material portion of our operating expenses is incurred outside the United States, mainly in NIS and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in NIS. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. We are therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates which may be material and may also cause fluctuations in reported financial information that are not necessarily related to its operating results. We expect that the majority of our revenues will continue to be generated in U.S. dollars with the balance in NIS for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS and partially in U.S. dollar. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

A portion of our revenues is generated by sales to government entities, which are subject to a number of challenges and risks.

A portion of our revenues is generated by sales to federal, state and local governmental customers as well as security agencies, and we may in the future increase sales to government entities. Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time, special customizations and expense without any assurance that we will complete a sale. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products. Government entities are typically considered opinion makers. Dissatisfaction of such entities from our services and/or products might harm our market reputation or future sales.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we are evaluating acquiring or making investments in complementary companies, products or technologies on an on-going basis. We have completed to date one acquisition of the Telepath technology from Cykick Labs Ltd., and have recently entered into a nonbinding letter of intent for the acquisition of a fast-growing Israeli company in the business proxy network solution industry. However, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is yet unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our Ordinary Shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We incur additional increased costs as a result of the listing of our securities for trading on the Nasdaq, and our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. and Israeli requirements.

As a public company in the United States, we incur significant accounting, legal and other expenses as a result of the listing of our securities on the Nasdaq. These include costs associated with corporate governance requirements of the SEC and Nasdaq, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. These rules and regulations increase our legal and financial compliance costs, introduce costs such as investor relations, stock exchange listing fees and shareholder reporting, and make some activities more time consuming and costly. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC and Nasdaq, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, if any, or as executive officers.

We have identified material weaknesses in our internal control over financial reporting, which can possibly result in a material misstatement of our annual financial statements not to be prevented or detected on a timely basis. We may also fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act. This may result in a further deficiency in our internal control over financial reporting, as well as sanctions or other penalties that would harm our business.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2018, 2017 and 2016. As defined in Regulation 12b-2 under the Securities Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that we do not have sufficient qualified staff to provide for effective control over a number of aspects of our accounting and financial reporting process under IFRS as described below.

We continue to evaluate the impact of internal control over financial reporting and disclosure controls and procedures. As of December 31, 2018, 2017 and 2016, the ineffectiveness of the Company’s internal control over financial reporting was due to the following material weaknesses: (i) inadequate segregation of duties consistent with control objectives; and (ii) ineffective controls over period end financial reporting.

We have taken action toward remediating this material weakness by hiring additional qualified personnel with IFRS accounting and reporting experience, and intend to provide enhanced training to existing financial and accounting employees on related IFRS issues. However, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

Furthermore, we are only in the early stages of determining formally whether our existing internal control over financial reporting systems are compliant with Section 404 and whether there are any other material weaknesses or significant deficiencies in our existing internal controls. These controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Even if we develop effective internal control over financial reporting, these controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate, and material weaknesses and deficiencies may be discovered in them. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, disclosure controls and procedures and financial reporting. We have made, and will continue to make, changes in these and other areas. In any event, the process of determining whether our existing internal controls are compliant with Section 404 and sufficiently effective will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete, even more so after we are no longer an “Emerging Growth Company.” In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination of whether or not our internal controls are sufficient and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We may also fail to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion.

Irrespective of compliance with Section 404, any additional failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Furthermore, if we are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or stock exchanges, and we could lose investor confidence in the accuracy and completeness of our financial reports, which could hurt our business, the price of our Ordinary Shares and our ability to access the capital markets.

We are subject to governmental export and import controls that could subject us to liability in the event of non-compliance or impair our ability to compete in international markets.

We are also subject to U.S. and Israeli export control and economic sanctions laws, which prohibit the delivery and sale of certain products to embargoed or sanctioned countries, governments and persons. Our products could be exported to these sanctioned targets by our channel partners despite the contractual undertakings they have given us and any such export could have negative consequences, including government investigations, penalties and reputational harm. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

In addition, in the future we may be subject to defense-related export controls. For example, currently our solution is not subject to supervision under the Israeli Defense Export Control Law, 5767-2007, but if it was used for purposes that are classified as defense-related or if it falls under “dual-use goods and technology” as referred to below, we could become subject to such regulation. In particular, under the Israeli Defense Export Control Law, 5767-2007, an Israeli company may not conduct “defense marketing activity” without a defense marketing license from the Israeli Ministry of Defense, or the MOD, and may be subject to a requirement to obtain a specific license from the MOD for any export of defense related products and/or knowhow. The definition of defense marketing activity is broad and includes any marketing of “defense equipment,” “defense knowhow” or “defense services” outside of Israel, which includes “dual-use goods and technology,” (material and equipment intended in principle for civilian use and that can also be used for defensive purposes, such as our cybersecurity solutions) that is specified in the list of Goods and Dual-Use Technology annexed to the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual-Use Goods and Technologies, if intended for defense use only, or is specified under Israeli legislation. “Dual-use goods and technology” will be subject to control by the Ministry of Economy if intended for civilian use only. In December 2013, regulations under the Wassenaar Arrangement included for the first time a chapter on cyber-related matters. We believe that our products do not fall under this chapter; however, in the future we may become subject to this regulation or similar regulations, which would limit our sales and marketing activities and could therefore have an adverse effect on our results of operations. Similar issues could arise under the U.S. defense/military export controls under the Arms Export Control Act and the International Traffic in Arms Regulations.

Our use of third-party software and other intellectual property may expose us to risks.

Some of our products and services include software or other intellectual property licensed from third parties, and we otherwise use software and other intellectual property licensed from third parties in our business. This exposes us to risks over which we may have little or no control. For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. There can be no assurance that the licenses we use will be available on acceptable terms, if at all. In addition, a third party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. Our inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of new products, and could otherwise disrupt our business, until equivalent technology can be identified, licensed or developed.

Our use of open source software could negatively affect our ability to sell our software and subject us to possible litigation.

We use open source software and expect to continue to use open source software in the future. Some open source software licenses require users who distribute or make available as a service open source software as part of their own software product to publicly disclose all or part of the source code of the users’ software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. We may face ownership claims of third parties over, or seeking to enforce the license terms applicable to, such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-disclosure and non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or customers for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our products, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

We have two patents relating to the secure data access product, granted in the United States, and one patent related to the secure data access product that is granted in Israel, Europe, Switzerland, Germany, Spain, France, Great Britain and Italy. In addition, on January 29, 2019, our Chinese application for Reverse Access Method for Securing Front-End Applications was granted and issued. We have filed a petition to revive a patent application underlying the Telepath technology, which we obtained as part of the technology purchased from Cykick Labs Ltd. The petition was granted in November 2018 and we will continue to pursue the examination of the application. There is no guarantee that the patent registration applications that we have submitted will result in patent registrations. Failure to complete patent registration may allow other entities to manufacture our products and compete with them. We also have several trademarks registered in the United States, Israel, the European Union and China.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations would be harmed.

If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

Historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our IT systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or elements thereof, or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our products. As our industries expand and more patents are issued, the risk increases that our products may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to designs or methods related to the use of our products. There may be currently pending patent applications that may later result in issued patents that our products may infringe. In addition, third parties may obtain patents in the future and claim that the use of our technologies infringes upon these patents.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for designs, or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned patent or pending applications, or that we were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. Patent and Trademark Office, or the USPTO, or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

On June 19, 2014, the U.S. Supreme Court decided Alice Corp. v. CLS Bank International in which the Court addressed the question of whether patents related to software are patent eligible subject matter. The Supreme Court did not rule that patents related to software were per se invalid or that software-related inventions were unpatentable. The Supreme Court outlined a test that the courts and the USPTO must apply in determining whether software-related inventions qualify as patent eligible subject matter. The Alice decision and decision and other decisions following that decision have resulted in many software patents having been found invalid as not claiming patent eligible subject matter. Our U.S. patent and recently allowed U.S. patent application were examined after the Alice decision and are presumed valid, but that does not mean that our issued patents cannot be challenged.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to effectively market our products, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

We may not be able to protect our intellectual property rights.

Filing, prosecuting, and defending patents on products, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

In addition, recent reports of successful hacking attacks around the world have led to a realization that a company’s intellectual property can be copied or destroyed. Our business could be adversely harmed if we are subject to such an attack on our systems.

Risks Related to the Ownership of Our ADSs or Ordinary Shares

Sales of a substantial number of our ADSs or Ordinary Shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ADSs or Ordinary Shares in the public market, or the perception that these sales might occur, could depress the market price of our ADSs or Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ADSs or Ordinary Shares.

You may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive dividends or other distributions on our Ordinary Shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes, and our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes, to which we would not otherwise be subject.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

The JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ADSs or Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to delay such adoption of new or revised accounting standards. As a result of this adoption, our consolidated financial statements may not be comparable to companies that comply with the public company effective date; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the consolidated financial statements.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ADSs or Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our ADSs or Ordinary Shares less attractive as a result, there may be a less active trading market for our ADSs or Ordinary Shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange Act of 1934, as amended, or the Exchange Act, to file current reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although a recent amendment to the Israeli Companies Law, or the Companies Law, will require us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis, as was permitted under the Companies Law for Israeli public companies listed overseas, such as in the United States, prior to such amendment), this disclosure will not be as extensive as that required of a U.S. domestic issuer. For example, it currently appears as if the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We may be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ADSs or Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2018, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Item 10.E. Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Companies” for additional information.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our ADSs or Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

Risks Related to Israeli Law and Our Operations in Israel

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

As a company incorporated under the law of the State of Israel, we are subject to Israeli law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital and a majority of the offerees that do not have a personal interest in the tender offer approves the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Under the Israeli law, a potential bidder for the company’s shares, who would as a result of a purchase of shares hold either 25% of the voting rights in the company when no other party holds 25% or more, or 45% of the voting rights in the company where no other shareholders holds 45% of the voting rights, would be required to make a special purchase offer as set out in the provisions of the Israeli law. The Israeli law requires a special purchase offer to be submitted to shareholders for a pre-approval vote. A majority vote is required to accept the offer. An offeror who is regarded as a ‘controlling shareholder’ under Israeli law cannot vote on the resolution and the procedure includes a secondary vote of the non-voting shareholders and the shareholders who rejected the offer at pre-approval level. A special purchase offer may not be accepted unless shares that carry 5% of the voting rights in the target company are acquired. Furthermore, the shareholders may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, other than those who indicated their acceptance of the tender offer in case the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date. See “Description of Share Capital—Provisions Restricting Change in Control of Our Company—Acquisitions under Israeli Law” for additional information.

Israeli tax considerations also may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies may be subject to certain restrictions and additional terms. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. See “Taxation—Israeli Tax Considerations and Government Programs” for additional information.

Your rights and responsibilities as a holder of our securities will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares (and therefore indirectly, the ADSs and the warrants) are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations. See “Management—Board Practices—Duties of Shareholders” for additional information.

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this annual report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel and our corporate headquarters are located in Israel. The vast majority of our executive officers and directors and the Israeli experts named in this annual report are located in Israel. All of our assets and most of the assets of these persons are located in Israel. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this annual report.

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices, corporate headquarters and principal research and development facilities are located in Israel. In addition, the vast majority of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, the Hamas militant group and the Hezbollah. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport, could prevent or delay our regular operation, product development and delivery of products. If continued or resumed, these hostilities may negatively affect business conditions in Israel in general and our business in particular. In the event that hostilities disrupt the ongoing operation of our facilities and our operations may be materially adversely affected.

In addition, since 2010 political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In Syria, a country bordering Israel, a civil war is taking place. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant, or ISIL, a violent jihadist group, is involved in hostilities in Iraq and Syria. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any potential future conflict could also include missile strikes against parts of Israel, including our offices and facilities. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict or emergency circumstances, may be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants related to military service. Such disruption could materially adversely affect our business and operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations and product development.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business. Similarly, Israeli corporations are limited in conducting business with entities from several countries.

Certain of our research and development activities and programs were supported by Israeli Governmental grants, some of which were sold or are in the process of selling. The terms of such grants may require us, in the future, to pay royalties and to satisfy specific conditions if and to the extent we receive future royalties or in order to complete the sale of such grant based technologies and programs. We may be required to pay penalties in addition to payment of the royalties.

Our research and development efforts with respect to some of our past activities, including development of Secure Cloud Storage Access, were financed in part through royalty-bearing grants from the Israel Innovation Authority, or the IIA, formerly known as Israel’s Office of the Chief Scientist of the Ministry of Economy. As of March 24, 2019, we have received the aggregate amount of approximately $0.146 million from the IIA for the development of our abovementioned technologies. With respect to such grant we are committed to pay royalties from all our income. Furthermore, pursuant to the technology purchase agreement between Safe-T Data and Cykick Labs Ltd., approved by the IIA in July 2018, we are committed to pay royalties on grants received from the IIA in connection with the technology purchased under this agreement in the amount of approximately $0.4 million from our income generated from products incorporating such technology. Additionally, in July 2018, we received a notice from the IIA regarding an obligation at the approximate amount of $0.5 million, made by an incubator center, which Cykick Labs Ltd. was a part of. According to the IIA, in order to receive the IIA’s approval to export the technology purchased from Cykick Labs Ltd., we would be required to obtain a commitment from the incubator center, taking the obligation upon themselves. If we do not obtain such commitment, we would be required to take this obligation upon our self, otherwise, the IIA will not approve any future export of the technology purchased from Cykick Labs Ltd. We have recently sent a letter to the IIA, rejecting its claims. We cannot be sure that the IIA will accept our arguments, which, if not accepted, may result in the expenditure of financial resources or may impair our ability to transfer or sell our technology outside of Israel.

We are committed to pay royalties with respect to aforesaid grants until 100% of the U.S. dollar-linked grant plus annual London Interbank Offered Rate, or LIBOR, interest is repaid. Nonetheless, the amount of royalties that we may be required to pay, may be higher in certain circumstances, such as when the manufacturing activity / know how is transferred outside of Israel.

We are required to comply with the requirements of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, as amended, and related regulations, or the Innovation Law, with respect to these past grants. The abovementioned restrictions and requirements for payments may impair our ability to sell our technology outside of Israel or to outsource manufacturing or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties or other payments to the IIA. We may not receive such approvals. Although we do not believe that these requirements will materially restrict us in any way, the IIA may impose certain conditions on any arrangement under which it permits us to transfer or assign technology or development out of Israel. If we fail to comply with the Innovation Law, we may be required to refund certain grants previously received and/or to pay interest and penalties and we may become subject to criminal charges. None of our current projects are supported by the IIA, yet if eligible, we may apply for such support in the future. The IIA may establish new guidelines regarding the Innovation Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Safe-T Group Ltd. We were incorporated in the State of Israel in December 1989, and are subject to the Companies Law. From June 2011 until June 2016, we were a “shell corporation” and did not have any business activity, excluding administrative management. On June 15, 2016, we closed a merger transaction, or the Merger Transaction, with Safe-T Data A.R Ltd., or the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. Since the date of the Merger Transaction, we have devoted substantially all of our financial resources to develop and commercialize our products. Our Ordinary Shares have been trading on the TASE since January 2000. As of July 7, 2016, and following the change of our name in the course of the Merger Transaction, our symbol on the TASE has been “SAFE.”. On June 27, 2017, our ADSs representing our Ordinary Shares have been approved for trading on the OTCQB Venture Market and we commenced trading also on the OTCQB under the symbol “SFTTY”. On August 17, 2018, following the pricing of our underwritten public offering, we began trade in the United States on the Nasdaq Capital Market under the symbol “SFET.”

Our principal executive offices are located at 8 Abba Eban Avenue, Herzliya, 4672526 Israel. Our telephone number in Israel is +972-9-8666110.

Our website address is http://www.safe-t.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Safe-T USA Inc. is our agent in the United States, and its address is 51 John F. Kennedy Parkway, First Floor West at Regus, Short Hills, NJ 07078. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We could remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required to file annual, quarterly and current reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

Our capital expenditures for 2018, 2017 and 2016 amounted to $369,000, $168,000 and $52,000, respectively. These expenditures were primarily for purchases of fixed assets, investment in restricted bank deposits and development expenditures capitalized as intangible assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

We develop and market software solutions that address multiple aspects of the data protection information security and cybersecurity markets. Our patented solutions secure our customers’ data, services and networks from internal and external threats, such as unauthorized access to data, services and networks, as well as data-related threats that include data exfiltration, leakage, malware, ransomware and fraud. We believe that our innovative products are the first solution that controls, in one integrated package, the entire data access lifecycle, allowing our customers to avoid the integration complexities of multiple products. In addition, we believe that our products create strong perimeter security as a result of our patented Reverse-Access technology. In April 2018, we received the 2018 Fortress Cyber Security Award for Compliance and Authentication & Identity and were finalists in the 2018 Cyber Defence Magazine Infosec Awards. Reverse-Access is an innovative and unique technology, providing for “reverse movement” of communication, and is designed to reduce the need to store sensitive data in the DMZ, and to open ports in the organizations’ firewall, thus enabling secure access to networks and services.

We have a broad customer base spanning several industries including finance, healthcare, government agencies, commercial companies and educational institutions. Currently, most of our end-customers are located in Israel, including large Israeli regional banks with branches across the country and globally (accounting for approximately 2.0% of our 2018 gross revenue), large Israeli healthcare organizations and the Israeli Ministry of Health (accounting for approximately 4.8% of our 2018 gross revenue), leading Israeli insurance companies (accounting for approximately 4.4% of our 2018 gross revenue), and the Israeli Police Force (accounting for approximately 1.9% of our 2018 gross revenue). Our initial engagements with our customers either follow (i) a license sale model, or (ii) a lease subscription model between one to three years, which are renewable upon expiration, at our customers’ discretion. Our headquarters are located in Israel with customers and sales operations in Israel, North America, Europe, Asia-Pacific and Africa.

Vast amounts of data, including sensitive personal and commercial information, are stored electronically and are typically connected to external networks, including the internet, and in cloud storage. This information architecture has enabled threats that all organizations face, including:

●	distributed ‘denial of service’ attacks on published services and applications;

●	access to an organization’s data by unauthorized internal personnel;

●	access to an organization’s data and networks by outside hackers; and

●	unsecure transfer of information and files within an organization and to and from third parties.

The data security market offers a variety of information security products that provide specific protection for a certain market or aspect of information security. Our solution, however, offers various security capabilities to organizations designed to ensure full security of intra-organizational and inter-organizational data access, usage and exchanges. Further, our unique open extensible and customizable architecture integrates with over 30 third party security and enterprise applications and solutions for end-to-end security coverage across business processes.

Our flagship product called Software Defined Access is a patented multi-layered solution that integrates our upgraded and comprehensive SDP solution. We believe that it is superior to other available products in the market, as it controls the entire data and application access lifecycle by combining SDP, a new architecture and technology that allows secure access to published applications, and our secure data exchange controls data usage and exchange between any source to any destination and our innovative user behavioral analysis technology which allows detecting anomalies in users access and using data via our solutions. The SDP architecture essentially hides published services and applications from unauthorized parties. According to Markets and Markets Research Private Ltd., the combined markets for secure data access and secure data exchange have been reported to have generated revenues in excess of $4 billion in 2017. Recently, Safe-T was included in Gartner’s “Fact or Fiction: Are Software-Defined Perimeters Really the Next-Generation VPNs” report on software-defined perimeters and recognized by Gartner as one of seven SDP vendors. In this report, Safe-T was the only Israeli company, listed as a Representative Vendor.

In addition to offering an integrated solution, we intend to also offer the components of our solution as stand-alone products, as a white label via OEM partners, as well as bundled with our channel partners’ complementary products. An example of a bundled product is the solution we created with the identity provider SecureAuth (See “White Label and Bundled Solutions” below), as well as our secure application access solution.

Our main goal is to become one of the leading vendors in the fields of cyber and information security, including increased penetration into the U.S. market. Penetration into the U.S. market is expected to be achieved through a combination of direct sales by our local sales team with the support of our corporate marketing and U.S. field marketing teams, as well as indirect sales via resellers, distributors, and channel and OEM partners, such as SourceCode Technology Holdings, Inc. and SecureAuth Corporation. Further to our efforts to penetrate the U.S. market, we received FIPS 140-2 certification. FIPS 140-2 certification is a federal U.S. government security standard used to approve cryptographic modules for secure communication and encryption, and mandatory for any vendor selling in the federal sector. FIPS 140-2 certification enables us to penetrate the U.S. federal market and fully maximize our expansion potential in the United States. We began operations in Israel, and have since expended sales and marketing of our products around the world. We have distributors and resellers in Israel, the United States, United Kingdom, Switzerland, Canada, Germany, Spain, Serbia, Ghana, Kenya, Nigeria, Turkey, Indonesia and the Philippines.

Our integrated solution is designated to achieve the following:

●	Provides zero-trust access, by ensuring only trusted parties can access and use data and services;

●	Reduces the outward-facing attack surface by locking down and closing the incoming port in the firewall using our patented technology;

●	Unifies and streamlines all applications and security systems and modernizes the security environment on the premises and in the cloud;

●	Consolidates data exchange and connectivity, simplifying workflows and related enterprise systems;

●	Protects and controls access by separating the access layer from the authentication layer, which permits initial authentication of the user outside an organization’s perimeter and only after authentication, connects the user to the desired service; a similar approach is used to segment internal networks;

●	Grants access transparently to an authenticated user without requiring any special end user client software;

●	Controls data usage, preventing data exfiltration, leakage, malware, ransomware and fraud; and

●	Monitors and reports on all user actions, in order to detect anomalous behavior and risk.

Our Software Defined Access solution consolidates into one integrated solution the functionality of both SDP – which is used to control access to data and applications – and secure data exchange and usage – which is used to control and secure internal and external data exchanges and use. Our Software Defined Access solution, which is available both on-premises and via the cloud, is designed to provide zero-trust access, by ensuring only trusted parties can access and use data and services. It surpasses current access, authentication and encryption strategies by unifying and streamlining all systems while consolidating data exchange and connectivity.

Our solution is deployed within an organization’s internal information systems, fully supporting file access, exchange and usage, and at the same time protecting an organization’s sensitive data. These features of our solution enable us to market it to organizations that are unable to use cloud-based data access and/or exchange services for various reasons, such as regulatory requirements (for example, energy companies, banks, insurance companies, investment firms and health organizations).

Based on product comparisons that we have conducted, we believe that our Software Defined Access solution, which includes our patented Reverse-Access technology, is currently the most broader data access and exchange solution available within the information security and cybersecurity markets. The benefit of utilizing our patented technology, allows installing our solution in the intra-organizational network without opening any ports in the firewall, thus reducing dramatically the risk of security breaches by “hiding” an organization’s applications from unauthorized parties.

Industry Background

General

In view of the public’s extensive use of the internet and its various applications, many businesses opt to use the internet as a business platform. Information systems’ computing and communication capabilities, as well as their global inter-connected distribution, expose entities to various threats from hostile persons, competing businesses or governments. The relatively new field of information security is designed to protect such information from various threats from inside and outside an organization, including protecting the security of an organization’s hardware and software systems, as well as the security of the information stored on them or transmitted electronically.

One of the principal elements of the field of information security and of our activities is the protection of data and applications from unauthorized access to information by, among others, sharing management and monitoring an organization’s information in a secure manner. According to a report by Verizon Communications Inc. from April 2018, 73% of breaches were conducted by outsiders. This statistic indicates that the authentication and access solutions currently utilized by enterprises are inadequate. Current solutions first provide access and then authenticate, which means that the attacker has gained access to the service or is on the network before he is authenticated. In addition, many current solutions do not control data usage, creating a higher risk of attack. Our Software Defined Access solution authenticates users before providing access, and also controls what an authenticated user may do with the data. This prevents un-authenticated users from accessing internal services, and ensures authenticated users do not misuse data or services.

The exponential increase in high-risk data, the shift to cloud-based storage and distributed data centers connected by the internet contributes to increasing information security risks. The proliferation of legacy data exchange solutions, and the lack of integration with security solutions, exacerbates the existing potential for cyberattacks because enterprise applications and data are often “visible” outside the enterprise.

Another driver of information security solutions stems from increasingly complex regulatory requirements. In recent years, regulatory bodies in major markets around the world have introduced various requirements to maintain information security mechanisms. Such requirements apply to various entities, mainly in the field of banking, insurance, credit card processing, medical institutions, energy, and government agencies. Other regulatory changes are designed to make it obligatory for entities to provide online services and make services more digitally accessible. Our solutions help our customers meet these regulatory compliance requirements.

Additional Market Trends

Cloud Storage Services. Cloud storage services such as Dropbox, Box, Google Drive, Microsoft OneDrive and similar services are increasingly used for private and business purposes. The use of those services bypasses an organization’s information security policy and systems, since data, which enters an organization through cloud storage services, is not checked by the enterprise’s antivirus software, and data which is uploaded to the cloud by users bypasses an organizational data loss prevention system. Without additional protective software, an organization cannot control the information uploaded to the cloud and shared by users in breach of an organization’s policy, nor can it monitor and control this information. Furthermore, the transfer of the information to the cloud and its storage in the cloud is not always carried out in a secure and encrypted manner. Organizations are therefore required to provide a secure organizational solution that is compatible with an organization’s information security policy and systems and that allows employees to use cloud-based information storage services and to share information in a more convenient way.

Mobile Devices. In recent years there has been an increase in the use of mobile devices, which allow users within an organization to use business information accessed through mobile devices and store information in the cloud through those mobile devices. These trends increase the need to find secure connectivity solutions, both for an organization’s systems and for the cloud storage services.

Other Market Trends. Generally, in view of the increase in the number of internet users in the last decade, many organizations invest heavily in the launch of new digital services, the expansion of their network infrastructures and their existing business infrastructures and the upgrading of their information security systems.

Current Practices and Solutions

In recent years, an increasing number of public online services offered by organizations have experienced hacking and information theft. This trend is the result of old network architectures, which do not provide adequate information security solutions for accessing the organization’s data. The built-in weakness of these architectures is that the more services an organization wants to make publicly available, the more its networks are exposed.

Even though electronic mail is still the main tool for organizational information sharing, its limitations have increasingly led many organizations to use file sharing systems that enable their users to gain access to shared sets of files from various platforms and devices, including desktops, laptops, mobile devices and tablets. The use of data exchange solutions is becoming increasingly popular as a result of an increasing need of users to share information with employees, business partners, consultants and clients in ways that are not supported by electronic mail. Since the majority of data exchange solutions tools currently used are low cost cloud-based solutions, they pose serious risk to organizations’ information security. The increasing use of mobile platforms, cloud-based computing and social networks increases the vulnerability of various organizations.

Companies operating in this area of activity normally provide various types of information security products, each of which offers a solution in respect of a certain market or a certain aspect of information security. The organizational networks of most organizations are currently composed of layers of internal (secured) networks and external networks. In general, the following products are deployed between the internal and external networks:

●	Firewall. A firewall is a network security system that monitors and controls the incoming and outgoing network traffic based on predetermined security rules;

●	Front-end servers. A front-end server for each application enables an organization to monitor access to its applications; and

●	Reverse proxy solutions. These solutions block unauthorized access to applications and business services.

The structure of networks as described above has proven to be ineffective in preventing cyberattacks and information theft in the current digital space. We believe that no company currently operating in our segment within the information security market has solutions that offer organizations comprehensive protection from breaching or damaging their information systems in various ways.

Our Solution

We offer a unique solution that is designed to address both expected and unexpected scenarios arising from the existing architecture of communications networks. We believe that our solutions are unique since they are designated to provide multiple aspects of information security in the SDP and data exchange solutions sub-markets. These solutions offer our customers a comprehensive solution covering both intra-organizational and inter-organizational data exchanges. We believe that no other company which currently operates in the information security market offers a product that covers both the SDP and data exchange solutions sub-markets.

Products

Our Software Defined Access solution is based on a unique and ground-breaking technology — Secure Reverse-Access, or SRA, which aims to enable secure access to communication networks and services by, among other things, protecting online business services from attacks, protecting the firewall from attacks, protecting the internal organizational networks from internal attacks and protecting the whole organization from external attacks.

We believe that our technology is more unique than current data security and protection strategies due to its capabilities of unifying and streamlining all systems while consolidating data access, exchange and connectivity. Our solution is based on both our proprietary secure data access and secure data exchange products, as well as on a technology called Telepath that we recently acquired from Cykick Labs Ltd. (an Israeli cyber security company). The Telepath technology is a technology aimed to recognize hostile attacks on web-based services through the identification of the users’ anomalous behavior. We intend to use the Telepath technology in order to strengthen the protection we already provide to our customers from such hostile attacks.

The combined solution has the following capabilities that aim to reduce cyber-attacks on organizations:

●	Controls the entire data and application access life cycle, including access, usage, reporting, monitoring and anomaly detection;

●	Uses a robust firewall with no open ports required for access;

●	Defines new access rules on-demand and allows client-less access to data, services and application programming interface, or APIs;

●	Removes the need for Virtual Private Networks, or VPNs, and hides network components located in the external network, which can be hacked; and

●	Controls the entire data access lifecycle in order to protect it from cyberattacks, as illustrated in the following diagram:

●	Step 1 - Adaptive Access to Services and Data – Our “On-Demand Software Defined Perimeter,” built on our SRA technology, protects access to data and services by separating the access layer from the authentication layer, and by segregating internal networks. Our adaptive access, utilizing zero-trust access architecture, transparently grants access only to authorized users from the inside out of the network. It authenticates the user prior to providing access.

●	Step 2 - Control Usage of Data – Once users have access to the customer’s applications and data, we then ensure they only use the data according to their respective usage and access policies. By controlling data usage, we detect risk, and prevent data exfiltration, leakage, malware, and ransomware. The data residing inside the customer’s organization or being transferred in and out of an organization is completely controlled and protected from the inside out of the network, on premises or in the cloud.

●	Step 3 - Report on Data Usage – Throughout the application access lifecycle, our Software Defined Access solution, monitors and audits all user actions for each access application or data repository. Granular real-time dashboards, historical reports and user behavior analysis on data usage, anomalies and risks, ensure compliance with regulations and the shortest time to breach discovery and remediation.

Our Core Technology

Our Integrated Data Security Platform, or IDSP, is our core technology, and serves as the foundation for our solutions, providing it all the technology components required to create a true adaptive data access and exchange solution. Our underlying technology is designated to enable customers to benefit from advanced security architecture, policies and workflows, strong data encryption, high availability, roles management, reporting, and detailed audit trails.

Our IDSP is comprised of six modules:

●	Secure Reverse-Access

●	SecureStream Policy and Workflow Engine

●	SmarTransferTM

●	Authentication Gateway

●	Connectors

●	Unified Protocol

●	User behavior analysis

Secure Reverse-Access

Secure Reverse-Access is our unique dual server patented technology, which designated to remove the need to open any ports within a firewall, while allowing secure application access between networks (through the firewall).

●	Access Gateway – installed in the external network.

●	Access Controller – installed in the internal secured segment.

Located in an organization’s external network (on-premises or in the cloud), the role of the Access Gateway is to act as a front-end to all services and applications published to the internet. It operates without the need to open any ports within the internal firewall and ensures that only legitimate session data can pass through into the internal network. The Access Gateway performs transmission control protocol, or TCP, offloading, allowing it to support any TCP based application without the need to perform secure sockets layer decryption.

As illustrated in the diagram below, the Access Controller pulls the session data into the internal network from the Access Gateway, and only if the session is legitimate, performs advanced user requests processing (for example decrypting the user’s request in order to scan it for potential attacks), and then pass it to the destination application server.

We believe our SRA technology allows us to provide our customers with unique capabilities which do not exist in the market today, such as:

●	Access to applications and networks without opening incoming ports in the firewall;

●	Support any TCP-based application;

●	Bi-directional traffic is handled on outbound connections from the local area network to the outside world;

●	Client-less and VPN-less application access; and

●	Logically segment networks.

SecureStream Policy & Workflow Engine

Our SecureStream policy and workflow enforcement engine enables enterprises to easily enforce security policies on any data exchange and data access workflow. Each workflow is fully controlled and monitored, providing complete auditing and tracking who, what, where, when, how information. Administrators can create policies and workflows for secure data access and exchange that can be integrated intuitively into existing business workflows.

SecureStream enables system users to build multiple application tasks defined as a series of automated actions that can be triggered to occur based on specific events or behavior. System users can integrate virtually any task and application with any other task with minimal integration effort, regardless of the protocols and languages each one uses.

SmarTransferTM

SmarTransfer allows internal and external users to gain transparent access to secure storage. What appears as a standard mapped network drive is actually a secure, encrypted and access-controlled channel to interact with files – upload, download, copy, open, delete, etc. while not relying on vulnerable protocols such as Server Message Block, or SMB. All transactions are subject to our SecureStream policy and workflow engine, thereby ensuring secure and controlled access to any file type and content meeting governance and audit requirements.

Authentication Gateway

Our IDSP supports a robust built-in multi-factor and multi-tier authentication and authorization gateway. The gateway allows performing user authentication and authorization enforcement actions through multiple authentication engines as part of any data exchange or access workflow.

Our authentication engine supports a variety of built-in authentication mechanisms, including lightweight directory access protocol, open id/security assertion markup language, no-post login, push authentication, one-time-passwords, third party identity providers such as SecureAuth, and many more.

Connectors

We support out of the box connectors designed specifically for the enterprise. By utilizing our connectors, we believe that our Software Defined Access solution offers the industry’s most integrated data security platform, allowing it to integrate with the entire enterprise ecosystem, business applications, data storages, web sites and security solutions.

Our connector’s module exposes a multi-language standard API, allowing system users to easily develop new connectors, modify existing ones, and integrate with new enterprise solutions.

Unified Protocol

Our IDSP supports native and SDK-based support for all common enterprise file transfer and business applications’ protocols such as HTTP/S, SSH, FTP/S, SFTP, ICAP, SMB and REST.

Our IDSP’s unique architecture and design supports real-time application and protocol conversion within a single flow. For example, HTTP to SFTP or SQL to One Drive.

The Unified Protocol module exposes a standard API to the programmer and makes the data transfer process completely transparent, regardless of the protocol or application used, either as source or as destination. Furthermore, the API allows system users to easily integrate new RFC protocols or modifying existing ones.

User Behavior Analysis

Our IDSP supports a built-in user and web behavior analysis engine, which is designed to detect anomalies on actions performed by a user accessing, using, and exchanging data using our solutions. The module provides granular reports and alerts on any user behavior (file access, web access, file exchange, file usage, etc.) which is flagged as an anomaly.

Customers

We have approximately 80 customers around the globe. On December 31, 2015 we had approximately 28 customers, on December 31, 2016 approximately 34 customers, on December 31, 2017 approximately 64 customers and as of December 31, 2018 approximately 80 customers. We initially started to address Israeli customers and in the past two years we have been operating globally. Therefore, the vast majority of our customers are large Israeli corporations that are industry leaders in their field of activity. In addition, we have several medium size and small customers in Europe and the United States, and several orders that were placed during 2018 by Southeast Asia and African customers. Our customers include banks and financial organizations, insurance companies, healthcare organizations, industrial and commercial companies, education institutions and government agencies. We are not dependent on any one of our customers.

Set forth below is a diagram illustrating the breakdown of our customers by areas of activity.

Our initial engagements with our customers either follow a license sale model, or a lease subscription model between one to three years, which are renewable upon expiration, at our customers’ discretion. In some cases, after our solutions are purchased, satisfied customers enter into further engagements in order to increase the number of users, in order to purchase updated and new versions of the products and in order to purchase ongoing maintenance and technical support services.

Our renewal rate for subscriptions of maintenance and support contracts over 2017 and 2018 was approximately 85%, and we expect to maintain high renewal rates in the future due to the significant value we believe the products add to the customers’ information security. In addition to our efforts to ensure customer satisfaction to maintain current relationships, and in order to grow our business, we intend to also focus on generating revenue from new customers, ideally medium to large organizations.

The solutions and services we offer are normally priced in accordance with the number of users, the nature of the supplied solutions, the number of solutions and services provided by us to our customers, the number of features that we sell to our customers, the sale of upgrades and the provision of ongoing maintenance and support services.

We have two models of engagement: (1) sale of a license for the use of our solutions, with no time limitation and limited to a certain number of users. The customer may renew the engagement for maintenance and support services every year or every few years (this model is called the sale model); and (2) engagement for a specific period of time. As part of this engagement, the customer receives a license to use our solutions for a year or a number of years. Under this type of engagement, the customer is entitled to use our products and to receive maintenance and support services and upgrades over the relevant engagement period (lease model). Today, our engagements are divided roughly equally between the two models. Moving forward, our tendency is to prefer the lease model.

White Label and Bundled Solutions

We offer our solution as a white label via OEM partners, as a bundled solution together with our channel partners’ complementary products, and as a bundled solution with companies which offer complementary anti-malware solutions. For example, we have integrated our secure data access solution as part of SecureAuth’s IdP solution. The integrated product was branded SecureAuth Access Gateway. Based on our secure Reverse-Access technology, SecureAuth Access Gateway overcomes the challenges of today’s DMZ networks and network segmentation, prevents criminal application access, and protects classified networks within the enterprise infrastructure. SecureAuth’s secure front-end solution eliminates the need to store sensitive data in the DMZ, thereby reducing exposure to data breaches. SecureAuth sells the SecureAuth Access Gateway as a module within their authentication solution. Sales are made on an annual subscription basis, and we receive a mid-to-high double-digit percentage of such proceeds, subject to a minimum end user price.

We have similarly integrated our solution with other OEM partners and intend to pursue similar partnerships in the future.

Competition

The IT security market in which we operate is characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of IT security products. Our current and potential future competitors include Cyxtera Technologies, Inc., Luminate Security Ltd., Akamai Technologies, Inc. and Zscaler, Inc. in the software defined perimeter and application access market, and also include providers of secure data vaults and secure data exchange such as CyberArk Software Ltd., Accellion, Inc. and Varonis Systems Inc.

Furthermore, since we compete with well-established companies, which have an existing customer base, we invest significant efforts to obtain technological advantages in combination with the ability to offer more cost-effective solutions than the ones offered by our competitors, aiming to attract customers of established companies that operate in our industry.

We believe we have the industry’s widest range of pre-configured application and cloud connectors. Our Software Defined Access solution has a significant advantage compared to competing products since it is powered by an automated security enforcement engine. Another significant advantage is our belief that we are the only supplier in the market that can offer a single solution that supports all expected and unexpected data access and exchange scenarios of an organization.

We believe that our patented Software Defined Access solution creates the most secure data access and exchange integrated solution available in the market, since it can be installed in the intra-organizational network without opening ports in the firewall.

We are constantly working to improve our competitive status using the following measures:

●	Entering into engagements with large and leading customers, since such engagements establish our status and reputation in the field of information security and open up new opportunities to enter into engagements with other customers;

●	Entering into engagements with distributors, marketing entities and technological partners (for example by OEM contracts) in order to strengthen our position in existing markets and to penetrate new markets, in accordance with our business strategy;

●	Providing high level maintenance and support services to existing customers in order to retain and encourage them to consume other services offered by us, thereby increasing revenues and preventing customer attrition; and

●	Meeting with customers in order to maintain our relationships.

Moreover, we assume that our penetration into the U.S. market will have a positive effect on our competitive status, since approximately 40% of global spending on information security is spent in the U.S. market. We also believe that penetration into the U.S. market will have an effect on European customers. In addition, since U.S. organizations are required by regulators to have in place information security solutions, many American financial institutions, healthcare organizations and government agencies dedicate large budgets to information security.

Competitive Strengths

We believe that our strengths include the following:

●	Our unique technology, which addresses the entire lifecycle of data and application access and usage, providing customers with a single solution which can consolidate into it both application and data access and usage technologies;

●	The scalability of our security solutions and the seamless integration of our solutions into the client’s data center with minimal disruption to an organization’s ongoing work;

●	Our solutions can integrate with other systems – a solution’s ability to interface with information security systems, databases, business systems and other systems in an organization is a highly important factor for the client when selecting a security solution;

●	Prior knowledge and experience of our personnel in the field of information access, sharing and security, as well as an experienced workforce that has the ability to develop our products in accordance with client requirements, as well as with variable market conditions and technological developments in the market;

●	Our ability to adapt to the frequent changes and developments in its area of activity as well as its ability to reply quickly to such changes and developments;

●	We are engaging with large and leading domestic and foreign customers. Engagements with large customers establish our status as a prominent player in the information security market and give us recognition and a reputation for reliability, which open up opportunities to engagements with other customers; and

●	We sign business and technological collaboration agreements – business distribution agreements or technology-based agreements that provide access to more markets and customers.

Marketing

Our internal marketing and sales staff consist of 17 persons as of the date of this annual report, including employees, self-employed contractors and dedicated workers of labor services firms. We also work through marketing and distribution channels.

We enter into engagements with distributors, resellers and channel partners for the purpose of distributing our products. The distributors, resellers and marketing entities are in charge, among other things, for identifying potential customers, integration of the products in an organization’s systems and providing support services to our customers. We have entered into engagements with distributors and resellers for the purpose of distributing our products in Israel, the United States, United Kingdom, Switzerland, Canada, Germany, Spain, Serbia, Ghana, Kenya, Nigeria, Turkey, Indonesia and the Philippines. We have approximately 15 active distributors. The engagement with each distributor/marketing entity is limited to a specific territory and/or specific customers and is not exclusive. Normally, the term of engagement with distributors/marketing entities is one year and it is extended automatically, unless cancelled by one of the parties. The consideration in respect of those engagements is paid to us from time to time when sales are made by the distributors.

We have also entered into consultancy agreements with several sales agents for the marketing and promotion of our products in order to increase the scope of our sales. The term of those agreements is normally one to two years and they focus on the marketing and promotion of our sales in specific territories and to specific potential customers. We currently have eight active sales representatives, who operate in Israel, Europe, Asia and the United States. Some of the sales agents are entitled to receive commissions based on sales. Other sales agents are entitled to a fixed monthly payment or a single payment upon placement of a purchase order.

We also participate in information security exhibitions and conferences, such as Check Point CPX, CyberTech and the RSA Conference, regional events held by information security partners and integrators. We market our products through our website http://www.safe-t.com and digital media.

Strategy

Our main goal is to become one of the leading vendors in the fields of cyber, data protection, and information security. We began operations in Israel, but we now operate in Israel and globally in North America, Europe, Southeast Asia and Africa. We intend to continue our penetration efforts into the U.S. market. Among the steps that we have taken in order to penetrate the U.S. market was the recruitment of a U.S. based team that is being assisted by an advisory board consisting of industry professionals who serve in leading information security positions of big and medium size US companies. The main purpose of the team is the entering into engagements with distributors in the U.S. market and form collaborative engagements with other technology suppliers.

In addition, we are taking steps to expand our activities in Europe and Southeast Asia, and to enter into engagements with new business partners in those markets. We intend continue to invest significant resources in research and development in order to improve our existing products, develop new and cutting-edge products and technologies to maintain our innovative position in the market.

We also intend to continue to:

●	Engage with additional OEMs, resellers, distributors and system integrators;

●	Open new branches in key global locations since we believe that physical presence in certain regions/countries will push sales;

●	Increase marketing and sales activities; and

●	Establish partnerships with industry leaders.

Regulation

The trends described in the field of information security and cyber protection are the underlying factors of the regulatory developments globally, which affect the information security and cyber protection requirements applicable to our customers. In many instances, regulation started with making information security obligatory for certain industries, such as critical infrastructures, and the health and finance sectors. In recent years, information security regulation has been expanded to many types of organizations that hold information or run infrastructures that have commercial or other value (including information of customers, employees and their internal systems). Regulations may impose on organizations various requirements regarding integration of corporate procedures, enforcement plans, reporting duties, office holders’ duties in connection with cyber security, etc. Regulation also requires organizations to integrate into their systems physical and technological security measures in order to protect their information assets and computer systems.

The United States has a number of information security regulatory schemes, in the fields of healthcare, finance, education, and government, such as the PCI-DSS, HIPAA, the Sarbanes-Oxley Act and GLBA, and the international banking regulations of the Basel Committee on Bank Supervision, which are applicable to the fields of credit cards, healthcare, securities, and banking. Furthermore, many states in the United States have passed legislation regarding reporting duties on information security breaches. Moreover, there is a clear trend of increased enforcement in organizations and companies in order to increase information security.

A similar trend can be seen in Europe, where the European Banking Authority has issued directives regarding the security of online payments, and other information security requirements were put in place under the Data Protection Directive. In addition, in July 2016, the European Parliament approved the new cyber directive – The Directive on Security of Network and Information Systems – that is designed to set binding principles for tackling cyber threats in EU countries. This development in cyber regulation in the European Union constitutes another layer of regulation on top of the GDPR, which came into effect in May 2018. The directive makes it obligatory for EU countries to pass as laws certain cyber security requirements in connection with operators of essential services that rely heavily on cyber infrastructures, such as companies and organizations that provide essential services to the public and suppliers of energy, transport, water, banking, financial market infrastructures, healthcare and digital infrastructure. Also, over the course of the last year, the European Union has put into action significant legislative and regulatory measures that motivate companies to take steps that will enable them to be better prepared to face cyber threats. Those regulatory and legislative measures also motivate organizations to take active measures to increase their information security.

Many organizations in the United States and Europe are subject to information security standards set by industry sectors and other non-governmental entities. This applies, for instance, to healthcare organizations, and organizations operating in the finance sector. We believe that our products will assist organizations to comply with the information security requirements of the relevant laws, such as HIPAA (for healthcare organizations), GLBA (for the finance sector) and the Sarbanes-Oxley Act (for publicly traded companies). Other countries around the world, including Israel, have similar stringent regulations relating to information security.

Further to our abovementioned efforts to penetrate the U.S. market, we have attained FIPS 140-2 certification for our secure data exchange product. We plan to also certify our secure data access product. FIPS 140-2 certification is a federal U.S. government security standard used to approve cryptographic modules for secure communication and encryption, and mandatory for any vendor selling in the federal sector. FIPS 140-2 certification enables us to penetrate the U.S. federal market and fully maximize our expansion potential in the United States.

Intellectual Property

We rely on various forms of intellectual property protection, including patents, copyrights, trade secrets and trademarks. We hold two issued patents in the United States, and one patent issued in Israel, Europe, Switzerland, Germany, Spain, France, Great Britain and Italy related to our “Reverse-Access” method for securing front-end applications. On November 29, 2018, the State Intellectual Property Office of the P.R.C (China) issued a Notice of Allowance of the patent in China. In addition, we have a patent application, pending a petition to revive response from the USPTO, which underlies the Telepath technology that was acquired from Cykick Labs Ltd. We also have several trademarks registered in the United States, Israel, the European Union and China.

Grants from the Israeli Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA. As of the date of this annual report, we have received the aggregate amount of approximately $0.146 million from the IIA for the development of our technology. With respect to such grant we are committed to pay royalties from all of our income. Furthermore, pursuant to the technology purchase agreement between Safe-T Data and Cykick Labs Ltd., approved by the IIA in July 2018, we are committed to pay royalties on grants received from the IIA in connection with the technologies purchased under this agreement in the amount of approximately $0.4 million from our income generated from products incorporating such technology. Additionally, in July 2018, we received a notice from the IIA regarding an obligation at the approximate amount of $0.5 million, made by an incubator center, which Cykick Labs Ltd. was a part of. According to the IIA, in order to receive the IIA’s approval to export the technology purchased from Cykick Labs Ltd., we would be required to obtain a commitment from the incubator center, taking the obligation upon themselves. If we do not obtain such commitment, we would be required to take this obligation upon our self, otherwise, the IIA will not approve any future export of the technology purchased from Cykick Labs Ltd. We have recently sent a letter to the IIA, rejecting its claims. We cannot be sure that the IIA will accept our arguments, which, if not accepted, may result in the expenditure of financial resources or may impair our ability to transfer or sell our technology outside of Israel.

We are committed to pay royalties with respect to aforesaid grants until 100% of the U.S. dollar-linked grant plus LIBOR interest is repaid. Regardless of any royalty payments, we are further required to comply with the requirements of the Innovation Law, with respect to know-how which was developed with those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Innovation Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

C.	Organizational Structure

We have one wholly-owned subsidiary: Safe-T Data A.R Ltd., and our wholly-owned subsidiary has one wholly-owned subsidiary, Safe-T USA Inc.

 Safe-T Data A.R Ltd. is our wholly-owned subsidiary incorporated in Israel. Safe-T Data A.R Ltd. operates in the field in information security, specifically in the development and marketing of information security solutions for organizations that will allow secure and controlled sharing of information.

Safe-T USA Inc. is a wholly-owned subsidiary of Safe-T Data A.R. Safe-T USA Inc. is incorporated in the State of Delaware. Safe-T USA Inc. is engaged in selling and marketing our products in North America.

D.	Property, Plant and Equipment

Our headquarters are located at 8 Abba Eban Avenue, Herzliya, 4672526, Israel, where we currently occupy approximately 6,300 square feet. We lease our facilities and our lease ends on December 31, 2019. Our monthly rent payment is approximately NIS 62,000 (approximately $17,000). We also rent a small space of 200 square feet in Short Hills, New Jersey, for our U.S. team’s needs. The monthly rent payment for this space is approximately $1,300, and the lease ends on April 2020.

We believe that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the IASB.

Overview

We develop and market software solutions that address multiple aspects of the data protection information security and cybersecurity markets. Our patented solutions are designated to secure our customers’ data, services and networks from internal and external threats, such as unauthorized access to data, services and networks, as well as data-related threats that include data exfiltration, leakage, malware, ransomware and fraud. We believe that our innovative products are the first solution that controls, in one integrated package, the entire data access lifecycle, allowing our customers to avoid the integration complexities of multiple products. In addition, we believe that our products create strong perimeter security as a result of our patented Reverse-Access technology.

Among our customers are large financial institutions, large healthcare organizations and companies, leading insurance companies, government agencies, industrial and commercial companies and educational institutions. Our headquarters are located in Israel with customers and sales operations in Israel, North America, Europe, Asia-Pacific and Africa.

Our Business Model

We generate revenue from sales of our Software Defined Access solution – perpetual or subscribed licenses of our products, and related services. Also, we generate revenues from product maintenance and customer support.

Our product license revenue consists primarily of revenue generated from the sale of our two products – secure data exchange and secure data access. We offer this portfolio as a complete solution to protect customers’ data, services and networks from internal and external threats, such as unauthorized access to data, services and networks, as well as data-related threats that include data exfiltration, leakage, malware, ransomware and fraud. Nevertheless, customers may choose to purchase only one of our products, to protect a certain aspect of their network.

License revenue can be generated through the sale of either perpetual licenses or subscribed licenses. In a perpetual license sale, the customer purchases our product, usually accompanied with 1 to 3 years of maintenance and support services. Thereafter, the customer is not obligated to continue the engagement with us, but in order to maintain maintenance and support services, including receiving updates and upgrades for our products, which are essential in order to monitor and successfully block any potential threats, they will usually purchase additional and continuous periods of maintenance and support services.

A subscribed license sale is generated when the customer elects to use our product as a service, usually for periods ranging from one to three years. This service also includes maintenance and support throughout the subscribed period, which after its expiration the customer is not entitled to use the products unless subscription is renewed for additional periods. The price of a one-year subscription is lower than the same license sold as a perpetual license, but the cash flow from renewals in later years is higher than the renewal of maintenance and support services in the perpetual licenses’ method.

Maintenance and support service renewals are usually 15%-25% of the perpetual license price, depending mainly on the supporting hours and response times, and are important, as they represent, like subscription renewals, steady and visible cash flow growth.

Our renewal rate for subscriptions of maintenance and support contracts was approximately 85% over the years 2017 and 2018, and we expect to maintain high renewal rates in the future due to the significant value we believe the products add to the customers’ information security.

We also generate revenues from other services such as implementation services or product development services requested by our customers to enhance the security of specific processes or applications. The services to the customer can be provided by either specific product developments or support/implementation services which are provided at the customer’s premises.

Key Business Metrics

We monitor the key business metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. Our key business metrics are:

Net Bookings. Net Bookings are a non-IFRS financial metric that we define as customers purchase orders over a defined period, that are expected to be fulfilled. We consider net bookings to be a useful metric for management and investors, because net bookings are not affected by accounting standards, and can be the most important indicator of our business growth. However, it is important to note that other companies, including companies in our industry, may not use net bookings, may calculate net bookings differently, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of net bookings as a comparative measure. Our net bookings for the year ended December 31, 2018 were $1,830,000 (including bookings which are still contingent as of the date of this annual report, at the amount of $423,000), compared to net bookings of $1,651,000 for the year ended on December 31, 2017.

Backlog Orders. Backlog orders is a non-IFRS financial metric that we define as an aggregate amount of net bookings that weren’t invoiced as of the day of measurement. This measure is different from the unfilled performance obligations reflected in the consolidated financial statements which are calculated on net bookings which were already invoiced. We consider backlog order to be a useful metric for management and investors, because it is not affected by accounting standards, and can be an important indicator of our expected recognized revenue for the periods following the measurement date. Our backlog order as of December 31, 2018 was $982,000, compared to backlog order of $565,000 as of December 31, 2017. All above mentioned figures include contingent bookings.

We believe that this non-IFRS financial measure is useful in evaluating our business as a way of assisting an investor in evaluating future cash flows of the business.

Annual Recurring Revenues. Annual recurring revenues is a non-IFRS financial metric measure that represents the estimated amount of sales a year ahead of a certain measurement date, taking into account renewal of current maintenance and support contracts, as well as renewals of subscribed licenses, all adjusted to reflect one year of operations. For example, in the case of a three-year contract, that may or may not be renewed during the 12 months period ahead of the measurement date, we take for this measurement a third of the expected renewal amount. As of December 31, 2018, our annual recurring revenues were approximately $910,000, approximately 52% of which is renewals for subscribed licenses and the rest is for maintenance and support renewals. As of December 31, 2017, our annual recurring revenues were approximately $740,000, approximately 65% of which are maintenance and support renewals and the rest are renewals for subscribed licenses.

We believe that this non-IFRS measure is useful in evaluating and estimating the amount of future sales from recurring revenues.

Non-IFRS net loss. Non-IFRS net loss is a non-IFRS financial measure that we define as a loss which excludes: (i) share-based compensation expenses; (ii) amortization of intangible assets related to acquisitions; and (iii) financial expenses resulting from the valuation of warrants to purchase Ordinary Shares. Due to accounting standards, we are required to record non-cash expenses, which have a material effect on our profitability.

We believe that this non-IFRS financial measure is useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expenses, and because they exclude one-time cash expenditures that do not reflect the performance of our core business. The following tables show the reconciled effect of the non-cash expenses/income on our net loss for the years ended December 31, 2018, 2017 and 2016:

	December 31,
U.S. dollars in thousands	2018	2017	2016
Net loss for the year	11,753	5,313	8,922

Amortization of intangible assets	276	251	251
Share based compensation	381	1,318	1,818
Issuance expenses	517	-	-
Listing expenses	-	-	1,545
Recognition of day-one deferred loss	-	-	1,056
Finance liabilities at fair value	1,891	(1,981)	513
Total adjustment	3,065	(412)	5,183

Non-IFRS net loss	8,688	5,725	3,739

We believe that the exclusion of these items from our statement of operations and the adjustment to a more cash-based statement will provide us with valuable information regarding our expenses and profitability. Share-based compensation expenses have been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation we provide to employees. Additionally, excluding financial expenses with respect to revaluations of warrants to purchase Ordinary Shares allows for more meaningful comparison between our net income from period to period.

Other companies, including companies in our industry, may calculate non-IFRS net loss along with other financial performance measures, including operating loss and loss for the period, and our other financial results presented in accordance with IFRS.

Net cash used in operating activities. We monitor net cash used in operating activities as a measure of our overall business performance. Our net cash used in operating activities is driven in large part by sales of our products and from up-front payments for both subscriptions, support and maintenance services. Monitoring net cash used in operating activities enables us to analyze our financial performance without the non-cash effects of certain items such as depreciation, amortization, and share-based compensation costs, thereby allowing us to better understand and manage the cash needs of our business. Our net cash used in operating activities for year ended December 31, 2018, was $8,736,000 compared to $5,345,000 for the year ended December 31, 2017.

Factors Affecting our Performance

Market Adoption. We rely on market education to raise awareness of today’s next-generation cyber-attacks, articulate the need for our Software Defined Access solution and, in particular, the reasons to purchase our products. Our prospective customers often do not have a specific portion of their IT budgets allocated for products that address the next generation of advanced cyber-attacks. We invest heavily in sales and marketing efforts to increase market awareness, educate prospective customers and drive the adoption of our solution. This market education is critical to creating new IT budget dollars or allocating IT budget dollars across enterprises and governments for next-generation threat protection solutions, and in particular, our platform. However, we believe that we will need to invest additional resources in targeted international markets to drive awareness and market adoption. The degree to which prospective customers recognize the mission critical need for next-generation threat protection solutions, and subsequently allocate budget dollars for our platform, will drive our ability to acquire new customers and increase renewals and follow-on sales opportunities, which, in turn, will affect our future financial performance.

Sales Productivity. Our sales organization consists of a direct sales team, made up of field and inside sales personnel, and indirect channel sales teams to support our channel partner sales. We utilize a direct-touch sales model whereby we work with our channel partners to secure prospects, convert prospects to customers, and pursue follow-on sales opportunities. To date, we have primarily targeted mid and large enterprise and government customers, who typically have sales cycles from three to nine months.

Our growth strategy contemplates increased sales and marketing investments internationally. Newly hired sales and marketing resources will require several months to establish prospect relationships and drive overall sales productivity. In addition, sales teams in international regions will face local markets that have not had significant market education about advanced security threats that our solution addresses. All of these factors will influence the timing and overall levels of sales productivity, impacting the rate at which we will be able to convert prospects into sales and drive revenue growth.

Renewal Rates. New or existing customers that purchase our products through the perpetual license, usually purchase a one or three-year maintenance and support package. New or existing customers that purchase our products through a subscribed license, usually subscribe to a period ranging between one to three years. Upon the expiration of maintenance or subscription contracts, the customers can choose whether or not to renew their contracts for additional periods. The number of renewing customers that were due for renewal in any rolling 12-month period, divided by the number of customers that were due for renewal in that rolling 12-month period, is the Renewal Rate.

We believe our renewal rate is an important metric by which to measure the long-term value of customer agreements and our ability to retain our customers. Our renewal rate for subscriptions and maintenance and support contracts during 2018 and 2017 was approximately 81% and 90% respectively, and we expect to maintain high renewal rates in the future due to the significant value we believe the products add to the customers’ information security.

Follow-On Sales. After the initial sale to a new customer, we focus on expanding our relationship with such customer to sell additional products, subscriptions and services. Our revenue growth depends on our customers making additional purchases of our solution. Sales to our existing customer base can take the form of incremental sales of appliances, subscriptions and services, either to deploy our solution into additional parts of their network or to protect additional threat vectors. Our opportunity to expand our customer relationships through follow-on sales will increase as we add new customers, broaden our product portfolio to support more threat vectors, increase network performance and enhance functionality. Follow-on sales lead to increased revenue over the lifecycle of a customer relationship and can significantly increase the return on our sales and marketing investments.

5.A	Operating Results

Components of Operating Results

Revenue

We generate revenue from the sales of our perpetual or subscribed licenses of products, and related services. Also, we generate revenues from product maintenance customer support. As discussed further in “Critical Accounting Policies and Estimates—Revenue Recognition” below and according to the provisions of IFRS 15, which was early adopted on January 1, 2017, revenue is recognized at the time at which the license is granted to the customer, which is the point in time in which the customer obtains the right to use our software.

Our total revenue consists of the following:

●	Perpetual license revenue. We recognize perpetual license revenue at the time of delivery, provided that all other revenue recognition criteria have been met.

●	Term license revenue. We recognize term license revenue at the time at which the license is granted to the customer, provided that all other revenue recognition criteria have been met. In 2016, we recognized revenues from term licenses over the subscription period, on a straight-line basis as prescribed by IAS 18.

●	Maintenance & Support revenue. We recognize revenue from maintenance and support services over the contract term.

●	Professional services revenue. We recognize revenue from professional services as they are rendered to the customer.

Quarterly Revenue Trend

Comparisons of our year-over-year total revenue are more meaningful than comparisons of our quarterly results due to seasonality in the sale of our products, subscriptions and services. Our fourth quarter has historically been our strongest quarter for revenues as a result of large enterprises buying patterns. We believe that these seasonal trends have affected and will continue to affect our quarterly results. Historical patterns in our business may not be a reliable indicator of our future sales activity or performance.

Cost of Revenue

Our total cost of revenue consists mainly of personnel costs associated with our operations and global customer support, including salaries, benefits, bonuses and share-based compensation. Overhead costs consist of certain facilities, depreciation, benefits, and IT costs. The personnel consist of post-sales engineers who assist our customers with installations, implementation as well as other professional services on-site, such as support teams who provide our customers with on-line support according to the customer’s contract.

Cost of Revenue may also include the cost of third-party products that may be sold to our customers as a standalone product which integrates with our solution. Cost of revenue also includes amortization of intangible assets purchased by the Subsidiary in February 2013 and July 2018.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our products and services, the mix of products sold including third parties’ products and the personnel costs involved in the generation of the revenue. We expect our gross margins to increase over time as revenues continue to grow, subject to the factors described above.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of our operating expenses and consist of salaries, benefits, bonuses, share-based compensation and, with regards to sales and marketing expenses, also sales commissions. Operating expenses also include contractors, consultants and other professional services costs, overhead costs for facilities, IT and depreciation.

●	Research and development. Research and development expenses consist primarily of personnel costs and allocated overhead, as well as the costs of subcontractors assisting our research and development team. We expect research and development expenses to continue to increase in absolute dollars as we continue to invest in our research and product development efforts to enhance our product capabilities, address new threat vectors and access new customer markets.

●	Sales and marketing. Sales and marketing expenses consist primarily of personnel costs, incentive commission costs and allocated overhead. We expense commission costs as incurred. Sales and marketing expenses also includes costs for market development programs, promotions and other marketing activities, travel, and outside consulting costs. We expect sales and marketing expenses to continue to increase in absolute dollars as we increase the size of our sales and marketing activities and expand our international sales and marketing operations.

●	General and administrative. General and administrative expenses consist of personnel costs, professional services and allocated overhead. General and administrative personnel include our executive, finance, human resources and administration. Professional services included in our general and administrative expenses consist primarily of legal, auditing, accounting and other consulting costs. We expect general and administrative expenses to continue to increase in absolute dollars, and expect to continue to incur additional general and administrative expenses as we grow our operations and comply with public company regulations, including higher legal, corporate insurance, and accounting expenses.

Finance Expense/Income

Finance Expense/Income consists primarily of the changes in financial liabilities at fair value through profit or loss as well as exchange rate differences. Our financial liabilities at fair value through profit or loss in our consolidated statement of financial position consist of derivative financial instruments and liability in respect of anti-dilution feature which were re-measured to fair value with the corresponding change recorded as finance expense or finance income. We report our financial results in dollars and most of our revenues are recorded in dollars, while substantially all of the research and development expenses, as well as a portion of our cost of revenues, sales and marketing and general and administrative expenses are incurred in NIS. As a result, we are exposed to fluctuations in exchange rates which affect our finance expense or finance income.

Comparison of the year ended December 31, 2018 to the year ended December 31, 2017 to the year ended December 31, 2016

Results of Operations

	Year Ended December 31,
U.S. dollars in thousands	2018	2017	2016
Consolidated Statements of Profit or Loss
Revenues	1,466	1,096	843
Cost of revenues	791	583	512
Gross profit	675	513	331
Research and development expenses	2,414	1,608	1,085
Selling and marketing expenses	5,542	4,051	2,892
General and administrative expenses	1,925	2,150	2,123
Listing expenses	-	-	1,579
Operating loss	(9,206)	(7,296)	(7,348)
Financial income (expenses), net	(2,541)	1,984	(1,572)
Loss before taxes on income	(11,747)	(5,312)	(8,920)
Taxes on income	(6)	(1)	(2)
Net loss for the year	(11,753)	(5,313)	(8,922)

Revenues

The following table summarizes our revenues through types for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2018	2017	2016
Revenues from License	794	486	453
Revenues from provision of maintenance & support services	606	519	341
Revenues from provision of other services revenues	66	91	49
Total Revenues	1,466	1,096	843

Revenues in 2018 increased by $370,000 representing a 34% increase compared to revenues achieved during 2017. The increase is primarily attributed to a 63% increase in licenses that were sold to new and current customers, a 17% increase in revenues from maintenance and support services, and a 27% decrease in revenues from services. Out of the total revenues, revenues generated from new customers were $738,000, representing approximately 50% out of the total revenues, while revenues generated from existing customers were $728,000, representing approximately 50% of the total revenues.

Revenues generated in Israel constituted 67% of the total revenues for 2018, while revenues generated in North America constituted 24% and revenues generated in the rest of the world constituted 9%, compared to 75%, 21% and 4%, respectively, during 2017.

Revenues in 2017 increased by $253,000 representing a 30% increase compared to revenues achieved during 2016. The increase is primarily attributed to a 7% increase in licenses that were sold to new and current customers, a 52% increase in revenues from maintenance and support services, and an 86% increase in revenues from services. Out of the total revenues, revenues generated from new customers were $414,000, representing 38% out of the total revenues, while revenues generated from existing customers were $682,000, representing 62% of the total revenues.

Revenues generated in Israel constituted 75% of the total revenues for 2017, while revenues generated in North America constituted 21% and revenues generated in the rest of the world constituted 4%, compared to 70%, 29% and 1%, respectively, during 2016.

Cost of Revenues

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2018	2017	2016
Payroll, related expenses and share-based payment	422	254	216
Expenses relating to amortization of intangible assets	270	245	245
Other	99	84	51
Total cost of revenues	791	583	512
Gross profit	675	513	331
Gross profit %	46%	47%	39%

In 2018, cost of revenues increased by $208,000 representing a 36% increase compared to cost of revenues in 2017. The increase is primarily attributed to an increase in payroll and related expenses as a result of an increase in the Company’s workforce.

As a result of a higher increase in revenues compared to cost of revenues, gross profit grew by $162,000 representing a 32% increase during 2018, compared to gross profit in 2017.

In 2017, cost of revenues increased by $71,000 representing a 14% increase compared to cost of revenues in 2016. The increase is primarily attributed to an increase in payroll and related expenses as a result of an increase in the Company’s workforce.

As a result of a higher increase in revenues compared to cost of revenues, gross profit grew by $182,000 representing a 55% increase during 2017, compared to gross profit in 2016.

Research and Development Expenses, net

The following table summarizes our research and development costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2018	2017	2016
Payroll, related expenses and share-based payment	1,645	1,022	715
Subcontractors	421	377	249
Other	348	209	121
Total Research and development expenses	2,414	1,608	1,085

Research and development costs increased by $806,000, or 50%, during 2018, compared to the previous year’s costs. $623,000 of this increase is attributed to payroll and related expenses (after a reduction in share-based compensation), as a result of an increase in our workforce and salary raises. In addition, cost of subcontractors grew by $44,000 and other research and development expenses grew by $139,000.

Research and development costs increased by $523,000, or 48%, during 2017, compared to the previous year’s costs. $307,000 of this increase is attributed to payroll, related expenses and share-based compensation expenses, as a result of an increase in our workforce and salary raises. In addition, cost of subcontractors grew by $128,000.

Sales and marketing Expenses

The following table summarizes our sales and marketing costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2018	2017	2016
Payroll, related expenses and share-based payment	2,924	2,140	1,466
Professional fees	1,118	823	741
Marketing	699	490	353
Travel	214	214	113
Office maintenance	270	219	141
Other	317	165	78
Total selling and marketing expenses	5,542	4,051	2,892

Sales and marketing expenses increased by $1,491,000, or 37%, during 2018, compared to the previous year. Payroll and related expenses increased by $1,234,000, and were offset by a $450,000 reduction in share-based compensation. The increase is primarily attributed to an increase in sales and marketing personnel. Also, professional fees increased by $295,000 compared to 2017. As a result, marketing expenses increased by $209,000.

Sales and marketing expenses increased by $1,159,000, or 40%, during 2017, compared to the previous year. Payroll and related expenses (including share-based compensation), increased by $674,000. The increase is primarily attributed to an increase in sales and marketing personnel. As a result, marketing expenses and travel expenses increased by $137,000 and $101,000, respectively.

General and Administrative Expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2018	2017	2016
Payroll, related expenses and share-based payment	857	1,237	1,284
Professional fees	885	749	731
Office expenses & Other	183	164	108
Total general and administration expenses	1,925	2,150	2,123

General and administrative expenses decreased by $225,000, or 10%, during 2018, compared to the previous year. The reduction was mainly attributed to a $386,000 decrease in share-based payment, partially offset by a $136,000 increase in professional services.

General and administrative expenses remained unchanged from 2016 to 2017. Larger office and operational costs and a minor increase in professional costs were offset by a reduction in payroll and related costs. The reduction in these costs is primarily attributed to a $326,000 decrease in share-based compensation that was partially offset with an increase of $279,000 in payroll and related costs.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2018 was $9,206,000, compared to an operating loss of $7,296,000 in the previous year.

As a result of the foregoing, our operating loss for the year ended December 31, 2017 was $7,296,000, compared to an operating loss of $7,348,000 in the previous year.

Financial Expense, net

We had net financial expense of $2,541,000 for the year ended December 31, 2018, compared to net financial income of $1,984,000 for the year ended December 31, 2017. The transition to financial expense from financial income is primarily due to a $2,411,000 costs related to revaluation of derivative instruments, resulting from warrants issuance and anti-dilution mechanisms, compared to a $1,737,000 income related to revaluation of derivative instruments, in 2017.

We had financial income of $1,984,000 during the year ended December 31, 2017. The income is primarily attributed to a decrease in the fair value of the financial liability of warrants which were granted to investors within several public and private issuances during 2017 and 2016. The reduction of the fair value is attributed to a decrease of the share price towards the end of 2017. The financial income was partially offset by a higher fair value of an anti-dilution rights granted to some investors which participated in some private issuances, as well as due to the reduction of our share price towards the year end.

In the year ended December 31, 2016, we had financial expenses of $1,572,000, which resulted mainly from an increase in the fair value of warrants as a result of a higher share price by the end of 2016.

Net loss for the year

As a result of the foregoing, our net loss for the year ended December 31, 2018 was $11,753,000, compared to a loss of $5,313,000 during the year ended December 31, 2017.

Our net loss for the year ended December 31, 2017 was $5,313,000, compared to a loss of $8,922,000 during the year ended December 31, 2016.

5.B	Liquidity and Capital Resources

Overview

As of March 21, 2019, our cash and cash equivalents of $2 million were held for working capital, capital expenditures, investment in technology and business acquisition purposes. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs until at least June 15, 2019. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern.

	Year Ended December 31,
U.S. dollars in thousands	2018	2017	2016
Net cash used in operating activities	(8,736)	(5,345)	(3,317)

Net cash used in investing activities	(369)	(153)	(52)

Net cash provided by financing activities	9,362	7,450	4,593

Net increase in cash and cash equivalents	257	1,952	1,224

Cash Flows Used in Operating Activities

During the year ended December 31, 2018, net cash used in operating activities was $8,736,000, primarily attributed to operational costs which exceeded cash flows from customers’ payments. The increase of $3,391,000 compared to $5,345,000 used in operating activities during the year ended December 31, 2017, is primarily attributed to a large increase in our operations as we grow, which was greater than the increase in customer’s payments.

During the year ended December 31, 2017, net cash used in operating activities was $5,345,000, primarily attributed to operational costs which exceeded cash flows from customers’ payments. The increase of $2,028,000 compared to $3,317,000 used in operating activities during the year ended December 31, 2016, is primarily attributed to a large increase in our operations, which was greater than the increase in customer’s payments.

Cash Flows Used in Investing Activities

During the year ended December 31, 2018, net cash used in investing activities was $369,000, compared to net cash used in investing activities of $153,000 during the year ended December 31, 2017. The increase is attributed mainly to the purchase of technology.

During the year ended December 31, 2017, net cash used in investing activities was $153,000, compared to net cash used in investing activities of $52,000 during 2016. The increase is primarily attributed to the purchase of property, plant and equipment in the amount of $132,000.

Cash Flows Used in Financing Activities

During the year ended December 31, 2018, net cash provided by financing activities was $9,362,000, primarily attributed to net proceeds from public and private offerings, in the amount of $9,231,000.

During the year ended December 31, 2017, net cash provided by financing activities was $7,450,000, primarily attributed to the issuance of shares and warrants, net of issuance expenses, from several private offerings, in the amount of $5,582,000, and an exercise of the Company’s series 1 warrants in the amount of $2,018,000.

In the year ended December 31, 2016, net cash provided by financing activities was in the amount of $4,593,000, primarily attributed to the issuance of shares and warrants, net of issuance expenses, from a public offering, in the amount of $4,072,000, a private issuance in the amount of $1,527,000 and proceeds from financial liabilities and options to group of investors in the amount of $870,000, offset by payments of financial liabilities in the amount of $2,178,000.

Change in cash and cash equivalents

As a result of the foregoing, our cash and cash equivalents decreased in the amount of $257,000 during the year ended December 31, 2018, compared to an increase in the amount of $1,952,000 during the year ended December 31, 2017.

As a result of the foregoing, our cash and cash equivalents increased in the amount of $1,952,000 during the year ended December 31, 2017, compared to an increase of $1,224,000 during the year ended December 31, 2016.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and, prior to the Merger Transaction, preferred shares (which were subsequently converted to Ordinary Shares). We have incurred losses and generated negative cash flows from operations since our Subsidiary’s inception in February 2013.

As of March 21, 2019, our cash and cash equivalents, including short-term bank deposits, were $2 million. We expect that our current resources will be sufficient to meet our anticipated cash needs for at least until June 15, 2019; however, we expect that we will require substantial additional capital to continue the development of, and to commercialize, our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through equity financings. Currently, we cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This raises substantial doubts about our ability to continue as a going concern.

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.E	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2018:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases:
Facility	236	231	5	-	-
Motor vehicles	148	89	59	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position

Chen Katz	47	Chairman of the Board of Directors

Shachar Daniel	41	Chief Executive Officer, Director

Shai Avnit	54	Chief Financial Officer

Amir Mizhar	44	President, Chief Software Architect, Director

Eitan Bremler	41	Vice President, Technology

Noam Markfeld	53	Vice President, Sales, Israel

Micha Bar	35	Vice President, Technical Sales

John Parmley	60	Chief Executive Officer, Safe-T USA Inc.

Dafna Lipowicz	45	Vice President, Human Resources

Eyal Reissman	49	Vice President, Research & Development

Yehuda Halfon	41	Director (1)(2)(3)(4)(5)

Eylon Geda	48	Director

Vered Raz-Avayo	49	Director (1)(2)(3)(4)(5)

Lior Vider	43	Director (1)(2)(4)(5)

Noa Matzliach	37	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statement Examination Committee

(3)	External Director (as defined under Israeli law)

(4)	Independent Director (as defined under Israeli law)

(5)	Independent Director (as defined under Nasdaq Stock Market rules)

Chen Katz, Chairman of the Board of Directors

Mr. Chen Katz has served as our Chairman of the board of directors since January 20, 2019. Since 2006, Mr. Katz has been the chief executive officer of TechnoPlus Ventures Ltd., an Israeli investment firm. Mr. Katz currently sits on the board of Nanomed Technologies Ltd. and Nicast Ltd. where he serves as the chairman, Aminach Furniture and Mattresses Industry Ltd., CompuLap Ltd., and RapiDx Ltd. From 2010 to 2018 Mr. Katz served on the board of directors of D-Led Illumination Technologies Ltd. Mr. Katz is a member of the Israel Bar Association. Mr. Katz holds a European Master in Law and Economics (EMLE) from the Complutense University of Madrid and an LL.B. from the University of Haifa

Shachar Daniel, Chief Executive Officer and Director

Mr. Shachar Daniel is one of our co-founders and has served as our Chief Executive Officer and director since June 2016. Mr. Daniel has also served as the Chief Executive Officer of our Subsidiary since May 2015. Prior to serving as the Chief Executive Officer of our Subsidiary, he served as the Subsidiary’s Chief Operating Officer from November 2013. Mr. Daniel has more than 10 years of experience in various managerial roles in operations and project management. From 2012 to 2013, he served as head of program at PrimeSense Ltd., which was acquired by Apple Inc. for $360 million on November 24, 2013. Prior to that, and from 2009 to 2012, he was head of operations project managers at Logic Industries Ltd., and from 2004 to 2009, he was a project manager at Elbit Systems Ltd. (Nasdaq/TASE: ESLT). Mr. Daniel holds a B.Sc. in Industrial Engineering from the Holon Institute of Technology, Israel and an M.B.A. from the College of Management Academic Studies, Israel and an executive post M.B.A from the Hebrew University.

Shai Avnit, Chief Financial Officer

Mr. Shai Avnit has served as our Chief Financial Officer since June 2016, and as the Chief Financial Officer of our Subsidiary since May 2013. Mr. Avnit has an extensive experience in managing financial, operational, administrative and legal affairs in companies within the software, medical device and consumer electronics, as well as vast experience in public and private fund raising, mergers and acquisitions and structural reorganization. Mr. Avnit served as the chief financial officer and other leading financial positions in several hi-tech companies, both public and private including as the chief financial officer during 2001-2002 in Valor Computerized Systems (then a public company traded on the German stock exchange Neuer Markt), a controller during 1996-2000 in Card Guard Scientific Survival (currently LifeWatch) a public company traded in the Six Swiss Exchange (symbol LIFE), a part time chief financial officer during 2007-2017 in EnzySurge Ltd., a part time chief financial officer during 2011-2017 in BioProtect Ltd., a part time chief financial officer during 2008-2011 in BriefCam Ltd., a part time chief financial officer during 2006-2010 in Lumio Inc. and a part time Finance Director in Primavera-Prosight Ltd. (acquired by Oracle) during 2002-2011. Mr. Avnit holds a B.A. in Accounting & Economics as well as an M.B.A. with majors in Finance and Marketing, both from the Tel Aviv University.

Amir Mizhar, President, Chief Software Architect, Director

Mr. Amir Mizhar is one of our co-founders and has served as our Chief Software Architect since February 2013, on our board of directors since June 2016 and as our President since January 2019. Mr. Mizhar has served as our Chairman of the board of directors from June 2016 to January 2019 and as the Chairman of the board of directors of our Subsidiary since January 2013, and of Safe-T USA Inc., since March 2015. From February 2013 until June 2015, Mr. Mizhar also served as the Chief Executive Officer of our Subsidiary. In 2006, Mr. Mizhar founded eTouchware 2005 Inc., and served as its chief software architect until 2013. Mr. Mizhar also founded M-Technologies in 2000, and served as its chief executive officer from 2000 to 2006, where he led the vision and creation of online collaboration tools, and online merchandising systems for retail markets. Mr. Mizhar began developing commercial software programs at the age of 13, and is an expert ethical hacker. Mr. Mizhar holds multiple patents in the area of data transfer over communication networks. Mr. Mizhar leads our vision, research and development operations.

Eitan Bremler, Vice President, Technology

Mr. Eitan Bremler is one of our co-founders and has served as our Vice President, Product Management since June 2016 and in January 2019 was assigned as our Vice President, Technology, and as the Vice President, Product Management of our subsidiary since 2014. Mr. Bremler has more than 15 years of experience in marketing, product marketing and product management roles. From 2001 to 2012, Mr. Bremler held multiple product management and product marketing positions at Radware Ltd. (Nasdaq: RDWR) and Radvision Ltd., an Avaya company. Prior to that, he served as an officer in the Israeli Intelligence Corps, Unit 8200. Mr. Bremler has diverse technological, field engineering, product management and marketing experience including design, implementation and launching networking, collaboration, and security solutions. Mr. Bremler holds a B.A. in Business Administration from the Ono Academic College in Israel.

Noam Markfeld, Vice President, Sales, Israel

Mr. Noam Markfeld has served as our Vice President, Sales Israel, since June 2017 and in September 2018 was assigned as our Vice President, Sales Europe, Middle East, Africa and Asia-Pacific. Mr. Markfeld leads our sales operation in Israel, both for direct customers and re-sellers network. Mr. Markfeld has over 20 years of experience in executive sales management roles, long terms costumer relations, presenting and selling new Cyber technologies to existing and new client. From 2014 to 2017, Mr. Markfeld served as Account Executive and Channel Manager for CyberArk Software Ltd. (Nasdaq: CYBR), a Cyber security company dealing with privileged users security. Between 2006 and 2014, Mr. Markfeld served as Vice President Sales at Securenet Ltd., an information security integration company. Mr. Markfeld is the founder, and from 1999 to 2001, served as the chief executive officer of DataSec Ltd., an information security consulting company from 1999 to 2001. Mr. Markfeld served in the Intelligence units of the Israeli Defense Force from 1984 to 1988. Mr. Markfeld holds a B.A. in Economics and Business Administration from the Bar Ilan University.

Micha Bar, Vice President, Technical Sales

Mr. Micha Bar has served as our Manager of Pre-Sale and Professional Services since 2016 and in July 2017 was assigned as our Vice President of Technical Sales. Mr. Bar has experience in management of global information security projects with government, financial, retail and industrial organizations and is responsible for managing the company’s sales engineering, professional services, DevOps and support teams. Prior to joining us, and from 2015 to 2016, Mr. Bar served as a Senior Sales Engineer for Symantec Corporation, one of the leading international cybersecurity. From 2012 to 2015, Mr. Bar served as a Solution Architect (network and security) for Hewlett Packard and from 2005 to 2012 Mr. Bar served as an Information Security Consultant at Phoenix (Israel) insurance company. Mr. Bar holds the following certifications: MCSA, CCNA, CCSA and CCSE.

John Parmley, Chief Executive Officer, Safe-T USA Inc.

Mr. John Parmley has served as the Chief Executive Officer of the Subsidiary’s wholly owned U.S. subsidiary, Safe-T USA Inc., since January 1, 2018. Mr. Parmley has expertise in acceleration of pipeline development and sales in early stage security start-up environments. Prior to joining us, and from 2012, Mr. Parmley served as Area Vice President US West and Canada at Tufin Technologies. From 2011 to 2012, Mr. Parmley served as a Field Sales Manager (Central US) for Core Security Technologies, a provider of computer and network security solutions. Mr. Parmley served as Director of Worldwide Channel Management and Enterprise Sales at Veriwave Inc. (acquired by Ixia) from 2010 to 2011 and as Senior Director Enterprise Sales for Airmagnet (acquired by Fluke Networks) from 2004 to 2010. Mr. Parmley holds a Bachelor of Science in Geology from the University of Wisconsin Oshkosh.

Dafna Lipowicz, Vice President, Human Resources

Ms. Dafna Lipowicz has served as our Vice President, Human Resources since October 2018. Prior to that Ms. Lipowicz has served as the director of Human Resources at Mantis Vision from 2014 to 2017. In addition, from 2009 to 2013, Ms. Lipowicz has served as the Human Resources business partner at Logic Industries Ltd. Ms. Lipowicz holds a L.L.B. from the Tel Aviv University and an M.A. from the Tel Aviv University in Human Resources.

Eyal Reissman, Vice President, Research & Development

Mr. Eyal Reissman joined us in May 2018 and was appointed Vice President of Research and Development in August 2018. In his role, Mr. Reissman leads the research, development, QA and DevOps teams, executing Safe-T’s vision of delivering the industry’s best enterprise security solutions. Mr. Reissman brings 20 years of hand-on experience with a proven track record in managing complex technical R&D projects, supervising the product life cycle from research and architecture to development, QA & DevOps. Prior to joining Safe-T, Mr. Reissman worked at leading global tech companies specializing in software development solutions for enterprise organizations, amongst them, Microsoft, Mobideo, and others. Mr. Reissman holds a Bachelors’ degree from Mercy College, NY.

Yehuda Halfon, External Director

Mr. Yehuda Halfon has served on our board of directors since March 2016. Since 2009, Mr. Halfon has served as the chief executive officer at Cooperica property Ltd., which owns and manages a large geriatric center and other real estate properties in Israel. In addition, and since 2011, Mr. Halfon has served as the chief financial officer of Local Developing Germany GmbH, which owns a large portfolio of residential assets in Germany. Mr. Halfon holds a B.A. in Accounting & Economics from the Hebrew University in Jerusalem. Mr. Halfon is a certified public accountant in Israel.

Eylon Geda, Director

Mr. Eylon Geda has served on our board of directors since June 2016. Mr. Geda is the founder of Beta Capital Management, a Tel-Aviv based consultancy catering for the financial needs of high net worth clients. Prior to founding Beta Capital Management in 2008, Mr. Geda held various positions as a Financial Analyst and Head of Security Research at Israel’s leading pension plan and asset management firms, including Ilanot Batucha Investment House from 1996 to 2001, Clal Finance Batucha Investment Management from 2001 to 2004 and Harel Insurance from 2004 to 2008. Mr. Geda holds a M.Sc. (cum laude) in Finance and Accounting and a B.A. (cum laude) in Economics and Management Studies from Tel-Aviv University.

Vered Raz-Avayo, External Director

Ms. Vered Raz-Avayo has served on our board of directors between March 2016 and March 2019 as an external director and chairman of the audit, compensation and financial review committees. Ms. Raz-Avayo has over 20 years’ of managerial and consulting experience in finance, encompassing a wide range of industries in Israel and overseas. Ms. Raz-Avayo served as the chief financial officer of the Leviev Group from 1999 to 2010, where she gained vast experience in various industries including real estate investment, finance, diamonds, jewelry and aviation. After that, and since 2011, Ms. Raz-Avayo has served on the board of directors of several public and private corporations. From 2011 to 2017, Ms. Raz-Avayo served as a director and member of the investment committee of Analyst I.M.S Mutual Funds Management (1986) Ltd., and from 2012 to 2017, as a director of Naaman Group (n.v) Ltd. Ms. Raz-Avayo has served as a director and the chairman of the audit committee of Africa Israel Residences Ltd. since 2012. Ms. Raz-Avayo has also served as a director and the chairman of the audit committee of TAMDA Ltd. since 2016. Since July 2017, Ms. Raz-Avayo has served as a director of Foresight Autonomous Holdings Ltd. (Nasdaq, TASE: FRSX). Ms. Raz-Avayo holds B.A. in Business Administration from the College of Management Academic Studies, Israel. Ms. Raz-Avayo is a certified C.P.A. in Israel. In addition, Ms. Raz-Avayo holds an M.F.A. in film and TV (screenwriting) from the faculty of Arts at the Tel-Aviv University, Israel.

Lior Vider, Director

Mr. Lior Vider has served on our board of directors since March 2016. Mr. Vider has over 15 years’ of experience in managing financial portfolios and investments. Since 2010, Mr. Vider has served as a senior investment portfolio manager at Epsilon Investment House Ltd. From 2007 to 2010, Mr. Vider served as the Chief Investment Manager at Impact Investment Management Ltd., a Union Bank company. From 2006 to 2007, Mr. Vider served as chairman of the board and member of the investment committee for Rakia Capital Markets, and from 2003 to 2006 as manager of financial desk and trader in trust funds for Ilanot Discount. Mr. Vider is also the founder of sponser.co.il, a financial portal specializing in services for investors. He is also an occasional contributor to various Israeli publications on topics regarding capital markets and other economic issues. Mr. Vider holds a B.A. (cum laude) in Industrial Engineering and Management from the Shenkar College in Israel and is also a certified Investment Portfolio Manager by the Israeli Securities Authority.

Noa Matzliach, Director

Ms. Noa Matzliach has served on our board of directors since March 2019. Since August 2018, Ms. Matzliach serves as Director of Finance at Nextage Ltd., a leading financial services firm specializing in the high-tech business, providing financial services to several high-tech and start-up companies. From 2011 to 2018 Ms. Matzliach served as Controller and Chief Financial Officer at TechnoPlus Ventures Ltd., an Israeli Investment company, publicly traded on the TASE (TNVP). From 2010 to 2011 Ms. Matzliach served as a Controller at Automotive Equipment and Vehicles (2004) Ltd. From 2005 to 2010 Ms. Matzliach served as a Manager in the Assurance Services Department, at Ernst & Young Israel (Kost Forer Gabbay and Kasierer). Ms. Matzliach holds a B.A. in Accounting, Economics and Management and an M.B.A. with a major in Financial Management, both from Tel Aviv University. Ms. Matzliach is a certified public accountant and is a member of the Institute of Certified Public Accountants in Israel.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Related Party Transactions” for additional information.

B.	Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2018. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2018. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.595 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2018.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation*
All directors and senior management as a group, consisting of 17 persons	$1,627	$341	$219

*	Resulting from options to purchase an aggregate of 2,408,136 Ordinary Shares granted to all directors and senior management as a group, at exercise prices ranging between $0.40 to $1.29 (a weighted average of $0.91) with expiration dates between May 13, 2024 and June 20, 2028.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2018.

Annual Compensation- in thousands of USD

Executive Officer	Salary, Fees and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation		Total
Noam Markfeld	$191	$36	$96	(1)	$323

John Parmley	$230	$51	$8	(2)	$289

Shachar Daniel	$164	$47	$74	(3)	$285

Micha Bar	$153	$40	$59	(4)	$252

Eitan Bremler	$149	$41	$50	(5)	$240

*	For information regarding repricing of certain options to purchase Ordinary Shares approved by our board of directors on June 20, 2018 See, “Description of Share Capital.”

(1)	Resulting from options to purchase an aggregate of 200,000 Ordinary Shares, at exercise prices ranging between $1.29 to $1.29 (weighted average of $1.29) with expiration dates between July 23, 2027, and August 28, 2027.

(2)	Resulting from options to purchase an aggregate of 100,000 Ordinary Shares, at exercise price of $0.85with expiration date of June 19, 2028.

(3)	Resulting from options to purchase an aggregate of 643,678 Ordinary Shares, at exercise prices ranging between $0.40 to $1.29 (weighted average of $0.72) with expiration dates between May 13, 2024, and August 7, 2027.

(4)	Resulting from options to purchase an aggregate of 200,016 Ordinary Shares, at exercise prices ranging between $1.23 to $1.29 (weighted average of $1.26) with expiration dates between August 27, 2026, and March 28, 2027.

(5)	Resulting from options to purchase an aggregate of 299,989 Ordinary Shares, at exercise prices ranging between $0.40 to $1.29 (weighted average of $0.94) with expiration dates between May 13, 2024, and March 28, 2027.

Employment and Services Agreements with Executive Officers

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management may be eligible for bonuses. Such bonuses are in accordance with our compensation policy and are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer.

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his directorship with our company.

C.	Board Practices

Introduction

Our board of directors presently consists of eight members, including two external directors required to be appointed under the Companies Law. We believe that Ms. Vered Raz-Avayo, Mr. Yehuda Halfon and Mr. Lior Vider are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than two and not more than nine. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer, and all other executive officers are appointed by, and serve at the discretion of, our board of directors, subject to the employment or services agreement that we have entered into with them. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors, will hold office until the next annual general meeting of our shareholders following his or her appointment, or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Management—Board Practices—External Directors” below.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Ms. Vered Raz-Avayo and Mr. Yehuda Halfon. The terms of service of both of our external directors will expire on March 26, 2019. Following the approval of our compensation committee, on March 24, 2019, our board of directors re-nominated Mr. Yehuda Halfon, and nominated Mr. Moshe Tal, to serve as external directors, subject to the approval of our shareholders. We intend to bring the appointment of Mr. Yehuda Halfon and Mr. Moshe Tal as external directors to the vote of our shareholders at our next shareholders meeting.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that our current external directors (and external director nominees) have accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business – accounting matters and consolidated financial statements, such that he or she is able to understand the consolidated financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions.

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights of the company.

The term “control” is defined in the Companies Law as the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee as described below;

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as the chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, with a holder of 5% or more of the issued share capital or voting power in the company or with the most senior financial officer.

The term “relative” is defined under the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined under the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined the occurrence of circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

 If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of a company may not be appointed as an external director of another company if at the same time a director of such other company is acting as an external director of the first company.

under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. We may use these exemptions in the future if we do not have a controlling shareholder.

Independent Directors Under the Companies Law

An “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if each of the audit committee and the board of directors determine, in that order, that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is in the company’s best interest.

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee and the Financial Statement Examination Committee.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law. Our audit committee is comprised of Ms. Vered Raz-Avayo, Mr. Yehuda Halfon and Mr. Lior Vider.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director.

Our board of directors adopted an audit committee charter, which became effective upon the listing of the ADSs on the Nasdaq Capital Market setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee include Ms. Vered Raz-Avayo and Mr. Yehuda Halfon who are external directors, and Mr. Lior Vider who is an independent director, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Ms. Vered Raz-Avayo serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. Our financial statement examination committee is comprised of Ms. Vered Raz-Avayo and Messrs. Yehuda Halfon and Lior Vider. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of our financial statements examination committee.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to: (a) who may not be a member of the committee; and (b) who may not be present during committee deliberations as described above.

Our compensation committee is acting pursuant to a written charter, and consists of Ms. Vered Raz-Avayo and Mr. Yehuda Halfon and Mr. Lior Vider. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee reviews and recommends to our board of directors: with respect to our executive officers’ and directors’: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Our compensation policy was approved by our shareholders on May 8, 2016, and an amendment thereto was approved by our shareholders on August 8, 2017.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s consolidated financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Our compensation policy is designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy provides for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to executive officers other than our chairman or Chief Executive Officer may be based entirely on a discretionary evaluation. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chairman and Chief Executive Officer will be determined annually by our compensation committee and board of directors. A less significant portion of the chairman’s and/or the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the chairman’s or the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and phantom, options, in accordance with our share incentive plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy also provides for compensation to the members of our board of directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) in accordance with the amounts determined in our compensation policy.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. Our internal auditor is Ms. Dana Gottesman CPA, CIA, MA and partner of Risk Advisory Services Group, BDO Consulting Group. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person.

We currently have directors’ and officers’ liability insurance, providing total coverage of $10 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $72,000, which expires on August 21, 2019 as well as a Public Offering of Securities Insurance (POSI) providing a total coverage of $10 million for the benefit of all of our directors and officers, in respect of which we paid a seven-year premium of approximately $120,000, which expires on August 21, 2025.

Indemnification

The Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court,: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are exhibits to this annual report on Form 20-F, and are incorporated herein by reference.

There are no service contracts between us or our Subsidiary, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a transaction involving a related party, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a special majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

D.	Employees.

On December 31, 2016, we had 21 full-time employees and 3 part-time employees. On December 31, 2017, we had 35 full-time employees and 6 part-time employees. As of December 31, 2018, we had nine senior management positions, eight of which are engaged on a full-time basis and one on a partial time basis. All are engaged as employees with the exception of one consultant. In addition to our senior management, we had world-wide 25 full-time employees, two part-time employees, two consultants, which are engaged on full time basis and two consultants which are engaged on part time basis. In total, we have world-wide 40 employees and consultants, on full and part time basis.

As of December 31, 2018, the majority of our employees and consultants were located in Israel, and three employees located in the United States, engaged through Safe-T USA Inc., and an additional four employees and/or consultants located in Europe and Africa. None of our employees are represented by labor unions or covered by collective bargaining agreements.

E.	Share Ownership.

See “Item 7.A. Major Shareholders” below.

Stock Option Plans

Global Equity Plan

We maintain one equity incentive plan – the Safe-T Group Global Equity Plan, or the Global Equity Plan. As of March 24, 2019, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 4,401,009. In addition, options to purchase 1,723,054 Ordinary Shares were issued and outstanding, with an exercise price which ranges between NIS 1.43 (approximately $0.3985) and NIS 6.976 (approximately $1.94) per share.

Our Global Equity Plan was adopted by our board of directors in July 2016, and expires in July 2026. Our employees, directors, officers, and services providers, including those who are our controlling shareholders, as well as those of our affiliated companies, are eligible to participate in this plan.

Our Global Equity Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance of 1961 (New Version), or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The Global Equity Plan also permits granting options to Israeli grantees who do not qualify under Section 102(b)(2).

As a default, our Global Equity Plan provides that upon termination of employment for any reason, other than in the event of death, retirement, disability or cause, all unvested options will expire and all vested options will generally be exercisable for 90 days following such termination, subject to the terms of the Global Equity Plan and the governing option agreement. Notwithstanding the foregoing, in the event the employment is terminated for cause (including, inter alia, due to dishonesty toward the Company or its affiliate, substantial malfeasance or nonfeasance of duty, unauthorized disclosure of confidential information, and conduct substantially prejudicial to the business of the Company or affiliate; or any substantial breach by the optionee of his or her employment or service agreement) all options granted to such employee, whether vested or unvested, will not be exercisable and will terminate on the date of the termination of his employment.

Upon termination of employment due to death or disability, all the options vested at the time of termination and within 60 days after the date of such termination, will generally be exercisable for 12 months, or such other period as determined by the plan administrator, subject to the terms of the Global Equity Plan and the governing option agreement.

On January 20, 2019, our board of directors adopted an appendix to the Global Equity Plan for U.S. residents. Under this appendix, the Global Equity Plan will provide for the granting of options to U.S. residents. The U.S. Global Equity Plan and appendix have not yet been approved by our shareholders and certain grants under the appendix may not be made until such time that our shareholders approve the appendix. At our next shareholders meeting, we intend to bring the appendix to the vote of our shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table lists as of March 24, 2019, the number of our shares beneficially owned by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Except as indicated in footnotes to this table, we believe that the shareholder named in this table has sole voting and investment power with respect to all shares shown to be beneficially owned by it, based on information provided to us by such shareholder. The shareholder listed below does not have any different voting rights from any of our other shareholders.

	No. of Shares Beneficially Owned(1)	Percentage Owned(2)
Holders of more than 5% of our voting securities:
Iroquois Capital Management L.L.C. (3)	6,312,360	6.0%

Directors and senior management who are not 5% holders:
Chen Katz	-	-
Amir Mizhar (4)	5,115,923	4.9%
Shachar Daniel	*	*
Vered Raz-Avayo	-	-
Yehuda Halfon	-	-
Lior Vider	-	-
Eylon Geda	-	-
Noa Matzliach	-	-
Shai Avnit	*	*
Eitan Bremler	*	*
Noam Markfeld	-	-
Micha Bar	-	-
John Parmley	-	-
Eyal Reissman	*	*
Dafna Lipowicz	-	-
All directors and senior management as a group (15 persons)	5,765,566	5.5%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 104,818,253 Ordinary Shares as issued and outstanding as of March 24, 2019.

(3)	Based on a Schedule 13G/A filed with the SEC on February 14, 2019, and which reflects holdings as of December 31, 2018, the holder is the beneficial owner of 6,312,360 Ordinary Shares. In a recent public offering, we issued to the holder warrants to purchase an aggregate of 2,045,880 additional Ordinary Shares, which warrants contain a beneficial ownership limitation that prohibits the holder from exercising such securities if doing so would result in the holder beneficially owning more than 4.99% of our Ordinary Shares outstanding.

(4)	Includes 1,882,259 Ordinary Shares held by eTouchware 2005 Inc., a company wholly owned by Amir Mizhar. Also includes 75,000 dormant shares which do not carry any rights.

Changes in Percentage Ownership by Major Shareholders

In December 2015, while we were a shell company (then known as Matarat Mizug Havarot Ltd.), the District Court of Tel-Aviv-Jaffa approved a creditors arrangement, or the Creditors Arrangement, under Section 350 of the Companies Law in order to effect the sale of 325,656 of our Ordinary Shares, representing 90% of our issued and outstanding share capital, to a purchaser, against payment in cash which was then allocated to the company’s creditors as part of a court order to finally settle all of the creditors’ claims. The shares were issued in March 2016.

On June 15, 2016, we closed the Merger with the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary. As a result of the Merger, the four shareholders of the Subsidiary (prior to the transaction) received an aggregate amount of approximately 63.3% of our issued and outstanding Ordinary Shares as of the date thereof.

For a detailed description of the Merger, see “Item 7.B. Related Party Transactions – Merger.”

Record Holders

As of March 25, 2019, there was one shareholder of record of our Ordinary Shares, which was located in Israel. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly traded company such as ours which is listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, Bank Hapoalim Registration Company Ltd. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 19, 2019, there were 42 holders of record of the ADSs on record with the Depository Trust Company.

These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

B.	Related Party Transactions

Employment and Services Agreements

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer.

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Share Ownership—Stock Option Plans.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for three months after such termination.

Services Agreement with Mr. Amir Mizhar

In September 2015, as amended on March 2, 2016, we entered into a management services agreement with our then controlling shareholder and Chairman, Mr. Amir Mizhar, whereby we receive management services from Mr. Mizhar. The agreement was approved by our shareholders on May 8, 2016. Pursuant to the agreement, Mr. Mizhar is entitled to a monthly payment of NIS 55,000 (approximately $15,000). Mr. Mizhar is entitled also to an annual bonus in accordance with the provisions of our compensation policy, and subject to the annual bonus cap set under such policy. Payments made to Mr. Mizhar under this agreement have been aggregated in the compensation table that reflects the aggregate amount that we paid to all of our directors and senior management as a group in 2018, included elsewhere in this annual report. On January 20, 2019, Mr. Mizhar stepped out of his positions as chairman of our board of directors and was appointed as our President. Mr. Mizhar continues to serve as the Chief Software Architect of our wholly owned subsidiary, Safe-T Data A.R Ltd. On March 12, 2019, our compensation committee, and on March 24, 2019, our board of directors re-approved the aforesaid terms of compensation of Mr. Mizhar, which are subject to the approval of our shareholders, to apply in his current positions as a director, president (being mainly of representative nature) and Chief Software Architect. At our next shareholders meeting, we intend to bring Mr. Mizhar’s terms of service as set forth herein to the vote of our shareholders.

Merger Agreement

On March 31, 2016, we, our Subsidiary and the shareholders of our Subsidiary signed a merger agreement as part of the Merger Transaction, in which we acquired all the issued and paid share capital of our Subsidiary in consideration of 8,626,761 of our Ordinary Shares. In addition, and pursuant to the Merger Transaction, outstanding warrants of the Subsidiary converted into warrants to purchase 1,496,725 of our Ordinary Shares. The transaction closed on June 15, 2016.

Prior to the Merger Transaction, the Subsidiary entered into an agreement with several investors, which was amended a number of times. Under these agreements, the Subsidiary and the investors were to make efforts to complete a merger with a public shell company, and the investors would provide certain advisory services to the company with respect to its operations as a public company. In addition, the investors provided bridge loans in the aggregate amount of approximately $2.2 million to the Subsidiary, which would be repaid to the investors in cash upon the completion of a merger. The agreements also stipulated that, upon the consummation of a merger, the shareholders of our Subsidiary will hold 67% of the merged company and the investors will hold 33%, subject to certain adjustments. Following the Merger Transaction, we repaid all loans which were granted pursuant to the agreement and the amendments. These agreements culminated with the completion of the Merger Transaction, and do not contain any material provisions that currently affect our operations and conduct.

Credit Line Agreements with Subsidiary

On July 25, 2016, we signed a Credit Line Agreement with our Subsidiary, pursuant to which we agreed to extend a line of credit with a maximum loan balance of NIS 16.5 million (approximately $4.6 million) to fund the Subsidiary’s day-to-day affairs. The credit line bears interest at the minimum statutory rate. All outstanding loans are to be repaid, in one or more installments, within three years from the loan date. Since then, the credit line was extended based on the subsidiary’s financial needs. The aggregate facility amount, as of March 24, 2019, is NIS 79.0 million (approximately $21.7 million).

Merger of Subsidiary with RSAccess

On December 31, 2016, our Subsidiary entered into a merger agreement with RSAccess Ltd., or RSAccess, a private company incorporated under the laws of the State of Israel, then controlled by our chairman, Mr. Amir Mizhar, to merge the two companies subject to certain tax requirements. Since as of the date of the agreement RSAccess was a wholly-owned subsidiary of our Subsidiary, it merged with and into our Subsidiary for no consideration. In September 2017, the Israeli Companies Registrar approved the merger.

Finders Agreement with Mr. Eylon Geda

In February 2017 we entered into a one-year services agreement with Mr. Eylon Geda, one of our directors, whereby we committed to pay Mr. Geda a finder fee of 5% (plus applicable VAT) of the cash amounts actually received by us under a transaction for investment in our securities consummated with parties introduced to us by Mr. Geda. To date, we have not consummated any investment transactions as a result of this agreement, and we have not paid Mr. Geda any amounts with respect thereto.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently subject to any material legal proceedings.

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. Taxation”, for additional information.

B.	Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Ordinary Shares have been trading on the TASE since January 2000. As of July 7, 2016, and following the change of our name in the course of the Merger Transaction, our symbol on the TASE has been “SAFE.” Our ADSs traded on the OTCQB under the symbol “SFTTY” from June 27, 2017 until August 16, 2018. On August 17, 2018, our ADSs, each representing 40 of our Ordinary Shares, commenced trading on the Nasdaq Capital Market under the symbol “SFET.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are listed on the TASE. Our ADSs are listed on the Nasdaq Capital Market.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our registration number with the Israeli Registrar of Companies is 51-141847-7.

Purposes and Objects of the Company

Our purpose is set forth in Article 4 of our amended and restated articles of association and includes every lawful purpose.

The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our Chief Executive Officer and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our amended and restated articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our amended and restated articles of association, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of our amended and restated articles of association or any applicable law, upon the earlier. Pursuant to our amended and restated articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of nine directors) to serve until the next annual general meeting. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “Item 6 C.—Board Practices—External Directors.”

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our board of directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our board of directors may call special meetings whenever it sees fit and upon the request of: (a) any two of our directors or such number of directors equal to one quarter of the directors then at office; and/or (b) one or more shareholders holding, in the aggregate, (i) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (ii) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting. Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our amended and restated articles of association;

●	the exercise of our board of director’s powers by a general meeting if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law (mainly certain related party transactions) and any other applicable law;

●	increases or reductions of our authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law and our amended and restated articles of association require that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the company’s general manager to serve as the chairman of the board of directors or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy, written ballot or voting by means of electronic voting system, who hold or represent between them at least 25% of the total outstanding voting rights. If within half an hour of the time set forth for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a special general meeting was summoned following the request of a shareholder, and within half an hour a legal quorum shall not have been formed, the meeting shall be canceled.

Adoption of Resolutions

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our amended and restated articles of association. A shareholder may vote in a general meeting in person, by proxy, by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, any modification of rights attached to any class of shares must be adopted by the holders of a majority of the shares of that class present a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our Subsidiary). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli company’s outstanding shares or of certain class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or for all of the outstanding shares of such class, as applicable. In general, if less than 5% of the outstanding shares, or of applicable class, are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Any shareholders that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may request, by petition to an Israeli court, (i) appraisal rights in connection with a full tender offer, and (ii) that the fair value should be paid as determined by the court, for a period of six months following the acceptance thereof. However, the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase our registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which have not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

●	subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed; and

●	reduce our share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law.

C.	Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, or “Item 7.A. Major Shareholders” above.

D.	Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association or amended and restated articles of association or by the laws of the State of Israel.

E.	Taxation.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a brief summary of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax aspects applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. This summary is based on laws and regulations in effect as of the date hereof, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares and ADSs. Shareholders should consult their own tax advisors concerning the tax consequences of the purchase, ownership and disposition of Ordinary Shares, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 23% (in 2017 the corporate tax rate was 24%). However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less.

Capital gains derived by an “Israeli resident company” are subject to tax at the regular corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended several times over the recent years, with the three most significant changes effective as of April 1, 2005, or the 2005 Amendment, as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces a new tax incentives regime mainly for Technological Enterprises. According to a transitional provision stipulated by the Investment Law, the new tax incentives regime that will apply alongside the existing tax benefits under the 2011 Amendment for a transition period ending on June 30, 2021, after which the new tax regime shall apply exclusively.

Tax Benefits under the 2011 Amendment

On December 29, 2010, the Israeli Parliament approved the 2011 Amendment. The 2011 Amendment significantly revised the tax incentive regime in Israel and commenced on January 1, 2011.

The 2011 Amendment canceled the availability of the tax benefits granted under the Investment Law prior to 2011 and, instead, introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011, or "the Preferred Enterprise Regime". The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that (i) is not wholly owned by a governmental entity (ii) owns a Preferred Enterprise, and (iii) is controlled and managed from Israel.

A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived from its Preferred Enterprise, unless the Preferred Enterprise is located in development area A, in which case the rate will be 7.5% (our operations are currently not located in development area A).

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the source at the rate of 20%, or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority, or the ITA, allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if the funds are subsequently distributed to individuals or to non-Israeli residents (individuals and corporations), the withholding tax would apply).

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities.

Tax Benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefit to Preferred companies for two types of “Technological Enterprises” – “Preferred Technological Enterprises,” or PTEs and “Special Preferred Technological Enterprises,” or SPTEs, as described below.

According to the new incentives regime, a company that complies with the terms under the PTE or SPTE regime may be entitled to certain tax benefits with respect to its preferred technological income, which is income that is generated during the company’s regular course of business and derived from a benefitted intangible asset (as determined in the Investments Law), excluding income derived from intangible assets used for marketing and income attributed to production activity.

In order to calculate the preferred technological income, the PTE or the SPTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset, product or group of products (as defined in the Investment Law). Nevertheless, it should be noted that the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the benefitted intangible assets they have, until December 31, 2021.

A PTE is a Preferred Technological Enterprise that meets certain conditions, including the following: (i) the company’s average research and development expenses in the three years prior to the current tax year must be greater than or equal to 7% of its total revenue or exceed NIS 75 million per year; and (ii) the company must also satisfy at least one of the following conditions: (a) at least 20% of the workforce (or at least 200 employees) are employed in research and development; (b) a venture capital investment of an amount equivalent to at least NIS 8 million (approximately $2.3 million) was previously made in the company and the company has not changed its field of business since this investment was made; (c) during the three years prior to the tax year, the number of employees or the company’s revenue grew on average by 25% in relation to the preceding year and the company had at least 50 employees in each tax year or the company’s revenue was equivalent to at least NIS 10 million (approximately $2.9 million) in each year, respectively; (d) conditions sets by the IIA; (e) the company is part of a group of companies having aggregate annual revenues of equivalent to less than NIS 10 billion (approximately$2.9 billion); and (f) the enterprise is a Competitive Enterprise according to the Investment Law.

An SPTE is an enterprise that meets the qualification terms of PTE (as stated above), except as provided in paragraph (e) of the above definition, i.e. is part of a group of companies having aggregate annual revenues equivalent to at least NIS 10 billion (approximately $ 2.9 billion).

Preferred Technological income of a PTE, which is the portion of technological income derived from the benefitted intangible asset developed in Israel, satisfying the required conditions, will be subject to a corporate tax rate of 12% unless the PTE is located in development zone A, in which case the rate will be 7.5%. Preferred Technological income of an SPTE, satisfying the required conditions, will be subject to a corporate tax rate of 6% with respect to the portion of technological income derived from benefitted intangible asset developed in Israel, regardless of the company’s geographical location within Israel.

In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain benefitted intangible assets (as defined in the Investment Law) to a related foreign company if the benefitted intangible asset was acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale received prior approval from the IIA. An SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain benefitted intangible asset (as defined in the Investment Law) to a related foreign company if the benefitted intangible asset was created by the SPTE or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. An SPTE that acquires Benefited Intangible assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

The withholding tax on dividends distributed by PTE or SPTE will be 4% for dividends paid to a foreign parent company holding at least 90% of the shares of the distributing company and other conditions are met. For other dividend distributions, the withholding tax rate will be 20% (or a lower rate under a tax treaty, if applicable, subject to receiving an approval from the ITA). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if the funds are subsequently distributed to individuals or to non-Israeli residents – i.e. individuals and corporations, the withholding tax would apply).

The Regulations for the Encouragement of Capital Investments (Preferred Technology Income and Capital Profits for a Technological Enterprise), 5717 – 2017, or Regulations, describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE Regime. According to the Regulations, a company that complies with the terms under the PTE/SPTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred benefitted intangible asset (as determined in the Investments Law), excluding income derived from intangible assets used for marketing and income attributed to production activity.

In the event that intangible assets used for marketing purposes generate income, which exceeds 10% of the technological income from the benefitted intangible asset, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE or SPTE will not be required to attribute income to the marketing intangible asset.

The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible (as discussed above).

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise, and the amount of Preferred Technology Income that we may have, or other benefits that we may receive from the 2017 Amendment.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company that was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” that it owns and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production. The following corporate tax-related benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or promotion of the Industrial Enterprise, over an eight-year period;

●	the right to elect, under limited conditions, to file consolidated tax returns with related Israeli Industrial Companies;

●	A straight-line deduction of expenses related to a public offering over a three year period commencing in the year of the offering; and

●	Accelerated depreciation rates on certain equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There is no assurance that we qualify as an Industrial Company or that the benefits described above will be available in the future.

The Encouragement of Research, Development and Technological Innovations in the Industry Law, 5722-1984

We have in the past received royalty-bearing grants from the IIA for research and development programs that meet specified criteria pursuant to the Innovation Law. We were eligible for grants of 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. Due to the grant we are subject to certain conditions and limitations as set in the IIA’s approval and the Innovation Law, and among others, we are obligated to pay royalties to the IIA from the revenues generated from the sale of products and related services developed, in whole or in part, pursuant to, or as a result of, a research and development program funded by the IIA, until 100% of the U.S dollar-linked grants we received from the IIA plus annual LIBOR interest is repaid. Nonetheless, the sum of royalties that we may be required to pay, may be higher in certain circumstances, such as when the manufacturing activity/ know-how is transferred outside of Israel.

Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after our company has repaid the grants, including accrued interest, in full.

The main obligations under the Innovation Law which are applicable to us as a grant recipient are:

Local manufacturing obligation: The terms of the Innovation Law require that the manufacture of products developed with IIA grants be performed in Israel correspondingly to the original manufacture percentage in Israel in the approved grant application. Manufacturing activity may not be transferred outside of Israel, unless the prior approval of the IIA is received. However, this does not restrict the export of products that incorporate the funded technology. Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay royalties at an increased rate and increased royalties cap between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel requires submission of a notification to the IIA and is exempt under the Innovation Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application its intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval.

Transfer of know-how outside of Israel: The know-how developed with support of the IIA grants may not be transferred to third parties outside Israel without the prior approval of the IIA. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project, to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants received by the grant recipient (including the accrued interest) and the aggregate investments by the grant recipient in the project that was funded by these IIA grants, multiplied by the value of the funded know how (taking into account any depreciation in accordance with a formula set forth in the Innovation Law) less any royalties already paid to IIA. The regulations promulgated under the Innovation Law establish a cap of the redemption fee payable to the IIA under the above mentioned formulas and differentiate between two situations: (i) in the event that the funded company sells its IIA funded know-how, in whole or in part, or is sold as part of a merger and acquisition transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas will be no more than six times the total grants received from the IIA, plus accrued interest; and (ii) in the event that following the transactions described above the company undertakes to continue its research and development activity in Israel for at least three years following such transfer and maintain at least 75% of its research and development staff employees it had for the six months before the know-how was transferred, while keeping the same scope of employment for such research and development staff, then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus accrued interest) for the applicable know-how being transferred, or the entire amount received from the IIA, as applicable. Upon payment of such redemption fee, the know-how and the production rights for the products supported by such funding cease to be subject to the Innovation Law.

Transfer of such funded know-how to an Israeli entity is subject to the IIA approval and to an undertaking of the recipient Israeli entity to comply with the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Innovation Law and related regulations.

A recipient of grants under the Innovation Law is allowed to enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of IIA and payment of license fees, calculated in accordance with the relevant rules, of not more than six times the amount of the grants received by the grants recipient (plus accrued interest) for the applicable know-how being transferred. In cases where the payment for the license to use the intellectual property is made in instalments, a portion of each instalment will be paid as a license fee in accordance with relevant rules. The payment of the license fees will not discharge the grant recipient from the obligations to pay royalties or other payments to the IIA.

Certain reporting obligations: A recipient of grants under the Innovation Law is required to notify to IIA of certain events enumerated in the Innovation Law. In addition, the IIA may from time to time audit sales of products by companies which received funding from the IIA and this may lead to additional royalties being payable on additional product candidates.

 Tax Benefits for Research and Development under Income Tax Ordinance of 1961 (New Version)

The Tax Ordinance allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The research was approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

Taxation of our Shareholders

The following is a brief summary of the material Israeli tax consequences concerning the ownership and disposition of our Ordinary Shares by our shareholders. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance of 1961 (New Version), or the "Ordinance", distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI or the foreign exchange rate differences in certain cases, between the date of purchase and the date of disposal. Inflationary Surplus generally is not subject to tax in Israel.

Capital Gains Taxes Applicable to Israeli Resident Shareholders

Real Capital Gain accrued by Israeli individuals on the sale of our Ordinary Shares will be taxed at the rate of 25%, unless the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s means of control (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12 months period, such real capital gain will be taxed at the rate of 30%.

Furthermore, where an individual claimed real interest expenses and linkage differences on securities, the capital gain on the sale of the securities will be liable to a rate of 30%, this, until the determination of provisions and conditions for the deduction of real interest expenses and linkage differences under section 101A(a)(9) and 101A(b) of the Ordinance.

Real Capital Gain derived by corporations will be generally subject to the regular corporate tax rate (24% in 2017, and 23% in 2018 and thereafter).

Individual shareholders whose income from the sale of securities considered as business income are taxed at the marginal tax rates applicable to business income – up to 47% in 2018 (not including the Excess Tax).

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held, is obliged to withhold tax in the amount of consideration paid upon the sale of securities (or the Real Capital Gain realized on the sale, if known) at the Israeli corporate tax rate (24% in 2017, 23% in 2018 and thereafter) or 25% in case the seller is an individual. The individual or the company may provide an approval from the ITA for a reduced tax withholding rate, according to the applicable rate.

At the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be made on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any capital gains from the sale, exchange or disposition of our Ordinary Shares, provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange in Israel, and (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed. . However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have, directly or indirectly, along or together with another, a controlling interest of more than 25% of any of the means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

Additionally, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA). For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is (i) a United States resident (for purposes of the treaty); (ii) holding the shares as a capital asset and (iii) is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless either: (i) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment of the Treaty U.S. Resident maintained in Israel, under certain terms; (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions; (iii) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year; or (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel. In any of these cases, the sale, exchange or disposition of our Ordinary Shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares or ADSs, the payment of the consideration may be subject to the withholding of Israeli tax at source. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Dividends

A distribution of dividends from income, which is not attributed to a Preferred Enterprise, to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Substantial Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares or ADSs at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence.

With respect to a person who is a Substantial Shareholder at the time of receiving the dividend or on any time during the preceding 12 months, the applicable tax rate is 30%, unless a reduced tax rate is provided under an applicable tax treaty.

For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares or ADSs who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest and if a certificate for a reduced withholding tax rate is obtained in advance from the ITA. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

A non-Israeli resident who receives dividend income derived from or accrued in Israel, from which the full amount of tax was withheld at source is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

Payers of dividends on our common shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency, and subject to a certificate for a reduced withholding tax rate from the ITA, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the shares are registered with a Nominee Company (for corporations and individuals).

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 649,560 for 2019) which amount is linked to the annual change in the Israeli CPI), including, but not limited to income derived from dividends, interest and capital gains.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares and ADSs. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the TCJA, as defined below), and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received, unless such corporate holders hold at least 10% of our shares and are eligible for a dividend received deduction, as described below. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA. The TCJA provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. This deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the TCJA may not apply to dividends from a passive foreign investment company, as discussed below.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares or ADSs are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares or ADSs will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code and the TCJA, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares or ADSs. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares or ADSs will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares or ADSs is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs is subject to limitations. An additional 3.8% net investment income tax (described below) may apply to gains recognized upon the sale, exchange or other taxable disposition of our Ordinary Shares or ADS by certain U.S. Holders who meet certain income thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We believe that we will not be a PFIC for the current taxable year and do not expect to become a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Ordinary Shares or ADSs.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares or ADSs which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the Ordinary Shares or ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Ordinary Shares or ADSs and the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Ordinary Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

For taxable years beginning after December 31, 2013, U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares or ADSs

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares or ADSs.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or ADSs or gain from the disposition of our Ordinary Shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Ordinary Shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares or ADSs if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of Ordinary Shares or ADSs. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law the TCJA. Although this is the most extensive overhaul of the United States tax regime in over thirty years, other than for certain U.S. corporate holders, none of the provisions of the TCJA are expected to materially impact U.S. Holder’s with respect to such holder’s ownership of our Ordinary Shares or the ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy the annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

In addition, since our Ordinary Shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

We maintain a corporate website http://www.safe-t.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, a substantial majority of our cash is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A material portion of our operating expenses is incurred outside the United States and can be denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Israeli Shekel and Euro. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. The effect of a hypothetical 10% adverse change in foreign exchange rates on monetary assets and liabilities at December 31, 2018 can be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements , and we have not engaged in any foreign currency hedging transactions.

As our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. dollar can increase the costs of our non-US expansion as well as the Israeli headquarters costs.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2018 included elsewhere in this annual report. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our consolidated financial statements in accordance with IFRS, as issued by the IASB. At the time of the preparation of the consolidated financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change in the estimate is made.

Revenue Recognition

We apply the provisions of IFRS 15 in respect of revenue recognition.

Accounting for perpetual and term licenses of software

Our promise to the customer in granting a license is to provide a right to use our intellectual property as intellectual property exists (in terms of form and functionality), at the point in time at which the license is granted to the customer. This means that the customer can direct the use of, and obtain substantially all of the remaining benefits from, the license at the point in time at which the license transfers. Therefore, revenue in respect of the license component in such transactions shall be recognized at the time at which the license granted to the customer.

Presentation of revenue and revenue related balances

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the company controls the specified goods or services before the transfer to its customers. In determining this, the company follows the accounting guidance for principal-agent considerations. This determination involves judgment and is based on an evaluation of the terms of each arrangement, considering the party that is primarily responsible in the arrangement, whether it bears inventory risk and whether it determines the prices charged to the customers. When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the goods or services transferred.

Sales to resellers are recognized on a net basis which means that the reseller is considered the ultimate customer in such arrangements.

The company recognized obligations in respect of sale contracts at the total amount equal to the total amount of transactions invoiced, net of transactions in respect of which revenues were recognized.

Allocation of revenue to multiple performance obligations

The company allocates revenue to licenses, post contract customer support and professional services on a relative stand-alone selling price basis, except in cases in which a stand-alone selling price of an individual performance obligation is highly uncertain or variable, in which case the residual method is used.

Share-Based Compensation

Our employees, directors, and other service providers are entitled to benefits by way of share-based compensation settled with company options and warrants to shares. The cost of transactions with employees settled with capital instruments is measured based on the fair value of the capital instruments on the date of grant. The fair value is determined using an accepted options pricing model. The model is based on share price, grant date and on assumptions regarding expected volatility, expected term of options, dividend yield, expected early exercise, expected forfeiture rate and risk-free interest rates.

The cost of the transactions settled with equity instruments is recognized in profit or loss together with a corresponding increase in the equity over the period in which the performance and/or service take place, and ending on the date on which the relevant employees are entitled to the benefits, or the Vesting Period. The aggregate expense recognized for transactions settled with capital instruments at the end of each reporting date and until the Vesting Period reflects the degree to which the Vesting Period has expired and our best estimate regarding the number of warrants that have ultimately vested. The expense or income in profit or loss reflects the change of the aggregate expense recognized as of the end of the reported period.

We have selected the Binomial Option Pricing Model as a fair value method for our options awards. The option-pricing model requires a number of assumptions:

Expected dividend yield – The expected dividend yield assumption is based on our historical experience and expectation of no future dividend payouts. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.

Volatility – The expected stock volatility is assumed to be equal to the historical one. Since we started to act in our current business sector in June 2016, the historical stock volatility was calculated based on historical stock data starting June 2016.

Risk free interest rate – The risk-free interest rate is based on the yield of governmental non-indexed bonds with equivalent terms.

Expected term – An option’s contractual term must at least include the Vesting Period and the employees’ historical exercise and post-vesting employment termination behavior for similar grants. If the amount of past exercise data is limited, that data may not represent a sufficiently large sample on which to base a robust conclusion on expected exercise behavior.

Share price – The share price is determined according to the last known closing price of our Ordinary Shares at the grant date.

Other Fair Value Valuations

We recorded liabilities at fair value resulted from issuance of warrants and anti-dilution rights to investors. In estimating the fair value of the anti-dilution mechanism, we used a binomial model of the share value for a period of 12 to 24 months that takes into account the probability of raising funds in that period. The standard deviation used in the model is the standard deviation of the historical stock data. As of December 31, 2018, we had liabilities of $729,000 for warrants (measured based on the ADS value) and no further liabilities for anti-dilution rights. These liabilities amounted to approximately 27% of our total liabilities as of December 31, 2018.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.05 (or less) per ADS.	Any cash distribution to ADS holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders.

$.05 (or less) per ADS per calendar year.	Depositary services.

Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

Expenses of the depositary.	Cable and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes.	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2018, or the Evaluation Date. Based on the material weaknesses identified in the Company’s internal control over financial reporting as described below, as of the Evaluation Date, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

Notwithstanding the foregoing, we have identified some material weaknesses in our internal control over financial reporting as of December 31, 2018, 2017 and 2016. As defined in Regulation 12b-2 under the Securities Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that currently we do not have sufficient qualified staff to provide for effective control over a number of aspects of our accounting and financial reporting process under IFRS. For more information see “Item 3.C. Risk Factors – Risks Related to Our Business and Industry.”

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our executive officer, financial officer, controller and persons performing similar functions as well as our directors. Our Code of Business Ethics is posted on our website at https://www.safe-t.com/investors-relations/#governance. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2017 and 2018.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2017 and 2018:

	Year Ended December 31,
	2017	2018

Audit fees (1)	$52,500	$247,000
Audit-related fees	-	-
Tax fees	-	2,000
All other fees	-	-

Total	$52,500	$249,000

(1)	Includes professional services rendered in connection with the audit of our annual consolidated financial statements, review of our interim consolidated financial statements, and fees relating to our public offering of ADSs.

Pre-Approval of Auditors’ Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the ADSs on the Nasdaq Capital Market will be required to comply with the Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

Shareholder approval is generally required for officer compensation in the event (i) approval by our board of directors and our compensation committee is not consistent with our office holder compensation policy, or (ii) compensation required to be approved is that of our chief executive officer or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions disinterested majority, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

Additionally, approval of the compensation of an executive officer who is also a director requires a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holder compensation policy. Our compensation committee and board of directors may, in special circumstances, approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objection into account. Our compensation committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholder approval, if such engagement is consistent with our office holder compensation policy and our compensation committee determines based on specified arguments that presentation of such engagement to shareholder approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period exceeding three years, approval is required once every three years.

A director or executive officer may not be present when the board of directors of a company discusses or votes upon a transaction in which he or she has a personal interest, except in case of ordinary transactions, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of Safe-T Group Ltd. (filed as Exhibit 3.1 to Form F-1 (File No. 333-226074) filed on July 5, 2018, and incorporated herein by reference).

2.1	Form of Amended and Restated Deposit Agreement (filed as Exhibit 1 to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-218251) filed on July 31, 2018, and incorporated herein by reference).

4.1	Form of Indemnification Agreement (filed as Exhibit 10.1 to Form F-1 (File No. 333-226074) filed on July 5, 2018, and incorporated herein by reference).

4.2	Safe-T Group Global Equity Plan (filed as Exhibit 10.2 to Form F-1 (File No. 333-226074) filed on July 5, 2018, and incorporated herein by reference).

4.2.1	U.S. Sub-Plan to the Safe-T Group Ltd. Global Equity Plan

4.3	Lease Agreement dated June 25, 2013, by and between Safe-T Data A.R Ltd. and Herzeliya Center Building and Investments (M.H.B.H) Ltd. and Shvartzbard Assets and Investments Ltd (filed as Exhibit 10.3 to Form F-1/A (File No. 333-226074) filed on July 20, 2018, and incorporated herein by reference).

4.4	Summary of Supplements to Lease Agreement dated July 23, 2015 and September 10, 2017 by and between Safe-T Data A.R Ltd. and Herzeliya Center Building and Investments (M.H.B.H) Ltd. and Shvartzbard Assets and Investments Ltd (filed as Exhibit 10.4 to Form F-1/A (File No. 333-226074) filed on July 20, 2018, and incorporated herein by reference).

4.5	Safe-T Group Compensation Policy (filed as Exhibit 10.4 to Form F-1 (File No. 333-226074) filed on July 5, 2018, and incorporated herein by reference)

8.1	List of Subsidiaries (filed as Exhibit 21.1 to Form F-1 (File No. 333-226074) filed on July 5, 2018, and incorporated herein by reference).

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial and Accounting Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. 1350, furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

SAFE-T GROUP LTD.

By:	/s/ Shachar Daniel
Shachar Daniel
Chief Executive Officer

Date: March 26, 2019

SAFE-T GROUP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

SAFE-T GROUP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Safe-T Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Safe-T Group Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(c) to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(c). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 24, 2019

We have served as the Company’s auditor since 2013.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2018	2017
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	4	3,717	3,514
Restricted deposits		104	93
Accounts receivable:
Trade, net	5	854	644
Other		231	163
		4,906	4,414
NON-CURRENT ASSETS:
Property, plant and equipment, net		143	165
Deferred issuance expenses		-	61
Goodwill	6	523	523
Intangible assets, net	6	796	764
		1,462	1,513
TOTAL ASSETS		6,368	5,927

Liabilities and equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		103	178
Other	9	951	877
Contract liabilities		495	424
Liability in respect of the Israeli Innovation Authority		49	92
		1,598	1,571
NON-CURRENT LIABILITIES:
Contract liabilities		249	286
Derivative financial instruments	13, 3	729	237
Liability in respect of anti-dilution feature	13, 3	-	692
Liability in respect of the Israeli Innovation Authority		82	-
		1,060	1,215
TOTAL LIABILITIES		2,658	2,786

COMMITMENTS AND CONTINGENT LIABILITIES	10
EQUITY:	13
Ordinary shares		-	-
Share premium		41,594	28,494
Other equity reserves		11,805	12,583
Accumulated deficit		(49,689)	(37,936)
TOTAL EQUITY		3,710	3,141
TOTAL EQUITY AND LIABILITIES		6,368	5,927

Date of approval of consolidated financial statements by Company’s Board of Directors: March 24, 2019.

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
	Note	2018	2017	2016
		U.S. dollars in thousands

REVENUES	14	1,466	1,096	843
COST OF REVENUES	14	791	583	512
GROSS PROFIT		675	513	331

OPERATING EXPENSES:
Research and development expenses	15	2,414	1,608	1,085
Selling and marketing expenses	16	5,542	4,051	2,892
General and administrative expenses	17	1,925	2,150	2,123
Listing expenses		-	-	1,579
TOTAL OPERATING EXPENSES		9,881	7,809	7,679

OPERATING LOSS		(9,206)	(7,296)	(7,348)

FINANCE EXPENSES		(3,496)	(975)	(1,854)
FINANCE INCOME		955	2,959	282
FINANCIAL INCOME (EXPENSES), net	18	(2,541)	1,984	(1,572)

LOSS BEFORE TAXES ON INCOME		(11,747)	(5,312)	(8,920)
TAXES ON INCOME	8	(6)	(1)	(2)
NET LOSS FOR THE YEAR		(11,753)	(5,313)	(8,922)

BASIC LOSS PER SHARE (IN DOLLARS)	19	(0.33)	(0.29)	(0.77)
DILUTED LOSS PER SHARE (IN DOLLARS)		(0.35)	(0.29)	(0.77)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED TO COMPUTE (IN THOUSANDS):

BASIC LOSS PER SHARE		35,302	18,433	11,527
DILUTED LOSS PER SHARE		35,646	18,433	11,527

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Other equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2016*	6	14,889	10,138	(23,750)	1,283
CHANGES IN THE YEAR 2016:
Reverse acquisition	(6)	1,868	-	-	1,862
Exercise of options	-	108	(106)	-	2
Expiry of options	-	226	(226)	-	-
Share-based payments	-	-	1,818	-	1,818
Placement of shares, net of issuance costs of $286 thousand	-	5,129	-	-	5,129
Net loss for the year	-	-	-	(8,922)	(8,922)
BALANCE AT DECEMBER 31, 2016	-	22,220	11,624	(32,672)	1,172
ADJUSTMENTS DUE TO APPLICATION OF THE PROVISIONS OF IFRS 15**	-	-	-	49	49
BALANCE AT JANUARY 1, 2017	-	22,220	11,624	(32,623)	1,221
CHANGES IN THE YEAR 2017:
Exercise of options	-	543	(463)	-	80
Expiry of options	-	29	(29)	-	-
Share-based payments	-	-	1,318	-	1,318
Exercise of warrants	-	2,286	-	-	2,286
Placement of shares, net of issuance costs of $422 thousand	-	3,416	133	-	3,549
Net loss for the year	-	-	-	(5,313)	(5,313)
BALANCE AT JANUARY 1, 2018	-	28,494	12,583	(37,936)	3,141
CHANGES IN THE YEAR 2018:
Exercise of options	-	791	(689)	-	102
Expiry of options	-	493	(493)	-	-
Share-based payments	-	-	381	-	381
Classification to equity of Series B warrants (see Note 13(e))	-	3,479	-	-	3,479
Placement of shares, net of issuance costs of $187 thousand	-	2,200	23	-	2,223
Exercise of anti-dilution feature	-	2,302	-	-	2,302
Public offering, net of issuance costs of $840 thousand	-	3,835	-	-	3,835
Net loss for the year		-	-	(11,753)	(11,753)
BALANCE AT DECEMBER 31, 2018	-	41,594	11,805	(49,689)	3,710

*	Retrospective application of reverse acquisition.
**	Early application of IFRS 15, see Note 2(q).

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(11,753)	(5,313)	(8,922)
Adjustments required to reflect the cash flows from operating activities:
Effect of exchange rate differences on cash and cash equivalents balances	54	(251)	(25)
Issuance expenses	517	242	-
Depreciation and amortization	342	278	280
Change in financial liabilities at fair value through profit or loss	1,891	(1,981)	513
Share-based payments	381	1,318	1,818
Exchange rate differences on restricted deposits balances	6	-	-
Capital gain	-	(5)	-
Gain from cancellation of options to a group of investors	-	-	(193)
Finance expenses in respect of financial liability to a group of investors	-	-	193
Recognition of day-one deferred loss	-	-	1,056
Listing expenses	-	-	1,545
	3,191	(399)	5,187

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(210)	(138)	468
Increase in other receivables	(68)	(56)	(83)
Increase (decrease) in trade payables	(75)	134	(46)
Increase (decrease) in other payables	84	236	(22)
Decrease in deferred issuance expenses	61	-	-
Increase in deferred revenues and contract liabilities	34	191	101
	(174)	367	418
Net cash used in operating activities	(8,736)	(5,345)	(3,317)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted deposits	(17)	(36)	(13)
Purchase of technology	(308)	-	-
Proceeds from sale of property, plant and equipment	-	15	-
Purchase of property, plant and equipment	(44)	(132)	(39)
Net cash used in investing activities	(369)	(153)	(52)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public and private offerings, net of issuance expenses	9,231	5,582	5,599
Israeli Innovation Authority, net	29	(26)	(17)
Payment of loans and other financial liabilities	-	(63)	(2,178)
Deferred issuance expenses	-	(61)	-
Proceeds from exercise of options and warrants	102	2,018	2
Cash acquired from reverse acquisition	-	-	317
Proceeds from financial liabilities and options	-	-	870
Net cash provided by financing activities	9,362	7,450	4,593

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands

INCREASE IN CASH AND CASH EQUIVALENTS	257	1,952	1,224
EFFECT OF EXCHANGE RATE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(54)	251	25
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,514	1,311	62
CASH AND CASH EQUIVALENTS AT END OF YEAR	3,717	3,514	1,311

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Classification to equity of series B warrants (see Note 13(e))	3,479	-	-
Issuance of options to consultants (issuance costs)	(23)	(133)	-
Classification to equity of liability in respect to anti-dilution feature	1,787	-	-
Conversion of warrants into shares	-	348	-

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Safe-T Group Ltd. (hereinafter - “Company”) is a holding company, which is engaged, as of this date, through its subsidiary Safe-T Data A.R Ltd. (hereinafter - “Safe-T”) and Safe-T’s subsidiary Safe-T USA Inc. (hereinafter - “Safe-T Inc.”) in the development, marketing and sales of solutions for secure and safe data transfer that allow organizations to benefit from improved productivity and effectivity, enhanced security and higher level of compliance with regulatory requirements relating to information security.

b.	The Company’s ordinary shares are listed on the Tel Aviv Stock Exchange (hereinafter - “TASE”) and as of August 17, 2018, the Company’s American Depository Shares (hereinafter - “ADSs”) are listed on the Nasdaq Capital Market (hereinafter - “Nasdaq”). For further details with regarded to the Company’s public offering on Nasdaq, see Note 13(e).

c.	Going concern

The Company has an accumulated deficit as of December 31, 2018, as well as negative operating cash flows in recent years. The Company expects to continue incurring losses and negative cash flows from operations until its products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company has sufficient resources to fund operations through the end of the second quarter of 2019. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued commercialization of the Company’s products and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce activities, curtail or cease operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation of financial statements:

The consolidated financial statements as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, are in compliance with International Financial Reporting Standards (hereinafter - “IFRS”), and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board.

In connection with the presentation of these consolidated financial statements, the following should be noted:

1)	The significant accounting policies described below have been applied consistently to all the years presented, unless otherwise stated.

2)	The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities (including derivatives) at fair value through profit or loss, which are presented at fair value.

3)	The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise its judgment in the process of applying the Company’s accounting policies. Actual results may differ materially from estimates and assumptions used by management.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Consolidated financial statements

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

Intercompany balances and transactions, including income and expenses on transactions between The Company’s subsidiaries are eliminated.

The accounting policies applied by the subsidiaries are consistent with the accounting policies adopted by the Company.

c.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker in the Company, who is responsible for allocating resources and assessing the performance of the operating segments. The Company has one operating segment. Entity wide disclosures are provided in Note 21.

d.	Translation of foreign currency balances and transactions:

1)	Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (hereinafter - the “Functional Currency”). The consolidated financial statements of the Company are presented in U.S. dollars, which is the Company’s Functional Currency.

2)	Transactions and balances

Transactions made in a currency which is different from the functional currency (hereinafter - “Foreign Currency”) are translated into the Functional Currency using the exchange rates prevailing at the dates of the transactions or valuations where the items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the end-of-year exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss as finance income (expense).

e.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less, which are subject to insignificant risk of changes in value.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Trade receivables

The trade receivable balance represents the unconditional right to consideration because only the passage of time is required before the payment is due from Company customers for licenses granted or services rendered in the ordinary course of business. If collection is expected within one year or less, trade receivables are classified as current assets. If not, trade receivables are presented as non-current assets.

Trade receivables are initially recognized based on their transaction price, and subsequently measured at amortized cost using the effective interest method, less a provision for doubtful accounts. For further details see Note 2(k).

g.	Goodwill

Goodwill arising from a business combination represents the excess of the overall amount of the consideration transferred, the amount of any non-controlling interests in the acquired company over the net amount as of acquisition date of the identifiable assets acquired and the liabilities assumed.

Impairment reviews of the cash-generating-unit (hereinafter - “CGU”) to which goodwill was allocated are undertaken annually and whenever there is any indication of impairment of a CGU. The carrying amount of the Company’s assets (which constitutes a single CGU), including goodwill, is compared to its recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the Company’s assets at the following order: first to reduce the carrying amount of any goodwill allocated to a CGU and subsequently to the remaining assets of the Company, which fall within the scope of IAS 36, “Impairment of Assets”, on a proportionate basis based on the carrying amount of each Company asset.

Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed. As of December 31, 2018, 2017 and 2016, the Company did not record impairment of goodwill. For further details see Note 6.

h.	Intangible assets:

1)	Research and development

Through December 31, 2018 and 2017, the Company has not met the criteria for capitalizing development expenses as intangible assets, and accordingly, no asset has so far been recognized in the consolidated financial statements in respect of capitalized development expenses. Consequently, the research and development expenses of the Company are fully recognized as incurred.

2)	Technology

The Company’s technology was acquired either separately or as part of a business combination and represents an innovative data security product, which is a supplementary product to various other products such as Firewall, applications, SharePoint, etc., and other related intellectual property. Technology is amortized over 8 and 6 years using the straight-line method, with such amortization classified as cost of revenues.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Impairment of non-monetary assets

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less selling costs and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels of identifiable cash flows (CGUs). As mentioned above, the Company constitutes a single CGU. Non-monetary assets, other than goodwill, that were impaired are reviewed annually for possible reversal of the impairment recognized at each balance sheet date. The Company did not record any impairment charges during the three years ended December 31, 2018.

j.	Government grants

Government grants received from the Israeli Innovation Authority (hereinafter - the “IIA”) as a participation in research and development performed by Safe-T (hereinafter - “IIA Grants”) fall into the scope of “forgivable loans” as defined in IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance” (hereinafter - “IAS 20”).

IIA Grants are recognized in accordance with IFRS 9, “Financial Instruments” (hereinafter - “IFRS 9”). If on the date on which the right for the IIA Grants is established (hereinafter - “Entitlement Date”) the Company’s management concludes that there is no reasonable assurance that the IIA Grants to which entitlement has been established (hereinafter - the “Received Grant”), will not be repaid, the Company recognizes a financial liability on that date, which is accounted for under the provisions of IFRS 9 regarding financial liabilities measured at amortized cost.

k.	Financial assets and liabilities:

Accounting policies applied from January 1, 2018, under IFRS 9:

1)	Classification

The Company classifies its financial assets at amortized cost. The classification is determined, among other things, in accordance with the purpose for which the financial assets were acquired. The basis of classification depends on the Company’s business model and the contractual cash flow characteristics of the financial asset.

Financial assets at amortized cost are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. These assets are classified as current assets, except for maturities of more than 12 months after the balance sheet date, which are classified as non-current assets. The Company’s financial assets at amortized cost are included “accounts receivable,” “restricted deposits” and “cash and cash equivalents” in the consolidated statements of financial position (see sections e and f above).

2)	Recognition and measurement

Financial assets, which are initially measured at fair value, including any transaction costs, are measured in subsequent periods at amortized cost using the effective interest method, except of trade receivables (see section f above). For information on the method used to measure the fair value of the Company’s financial instruments, see Note 3.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	Impairment of financial assets - financial assets measured at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost. At each reporting date, the Company assesses whether the credit risk on a financial asset has increased significantly since initial recognition.

If the financial asset is determined to have low credit risk at the reporting date, the Company assumes that the credit risk on a financial asset has not increased significantly since initial recognition. The Company measures the loss allowance for expected credit losses on trade receivables that are within the scope of IFRS 15, “Revenue from Contracts with Customers” (hereinafter - “IFRS 15”) and on financial assets for which the credit risk has increased significantly since initial recognition based on lifetime expected credit losses. Otherwise, the Company measures the loss allowance at an amount equal to 12-month expected credit losses at the current reporting date.

Accounting policies applied until December 31, 2017, under IAS 39, “Financial Instruments: Recognition and Measurement” (hereinafter - “IAS 39”):

1)	Classification

The Company classifies its financial assets as loans and receivables. The classification is determined, among other things, in accordance with the purpose for which the financial assets were acquired. The Company management determines the classification of the financial assets upon initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities longer than 12 months after the statement of financial position date. These are classified as non-current assets. The Company’s loans and receivables are presented among “accounts receivable,” “restricted deposits” and “cash and cash equivalents” in the statement of financial position (see sections e and f above).

2)	Recognition and measurement

Financial assets, which are initially measured at fair value, including any transaction costs, are measured in subsequent periods at amortized cost using the effective interest method. Financial assets, which are measured at fair value through profit or loss are initially measured at fair value and the transaction costs are carried to the statement of operations. For information on the method used to measure the fair value of the Company’s financial instruments, see Note 3.

3)	Impairment of financial assets - financial assets measured at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (hereafter - a “Loss Event”) and that Loss Event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Where objective evidence for impairment exists, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed for the asset upon initial recognition). The asset’s carrying amount is reduced and the amount of the loss is recognized in the statements of operations.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

If the amount of impairment loss in a subsequent period decreases, and this decrease may be attributed to an objective event that took place after the impairment was recognized (like improved credit rating of the borrower), reversal of the previously recognized impairment loss is recorded in the statements of operations. The Company does not test impairment of groups of customers due to immateriality.

l.	Derivatives

The Company accounts for warrants with an exercise price denominated in NIS, with price adjustments and compensation and anti-dilution features as derivatives. The warrants are measured at fair value (level 1) in accordance with their quoted price. Changes are recorded to profit or loss on a periodic basis. The anti-dilution features are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction. Changes are recorded to profit or loss on a periodic basis.

m.	Trade payables

Trade payables are the Company’s obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value, and in subsequent periods at amortized cost using the effective interest method.

n.	Current and deferred income taxes

The tax expenses for the reported years comprise current and deferred taxes. Taxes are recognized in the consolidated statements of profit or loss, except to the extent that they relate to items recognized directly in equity. In that case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. The Company’s management periodically evaluates the tax aspects applicable to its taxable income based on the relevant tax laws and makes provisions in accordance with the amounts payable to the Israeli Tax Authorities.

Deferred income tax is provided using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

However, deferred income tax liabilities are not accounted for if they arise from initial recognition of goodwill. Also, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The Company does not provide deferred income tax on temporary differences arising from investments in subsidiaries, since the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Employee benefits:

1)	Severance pay and pension obligations

A defined contribution plan is a post-employment benefits scheme under which group companies pay fixed contributions into a separate and independent entity. The Company has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The Company’s severance pay and pension obligations are generally funded through payments to insurance companies or trustee-administered funds. Under their terms, the said pension plans meet the criteria for defined contribution plan as above.

2)	Vacation and recreation pay

Every employee is legally entitled to vacation and recreation benefits, which are computed on an annual basis. This entitlement is based on the term of employment. The Company charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee.

Since the Company expects that the benefit arising from vacation pay will be fully settled within 12 months of the end of the reporting period in which the employees provide the relating services, the liability in respect of this benefit is measured in accordance with the additional amount, which the Company expects to pay for unutilized vacation benefits accrued at the end of the reporting period.

3)	Severance pay

Severance pay is paid when an employee is terminated by the Company before the normal retirement date, or when an employee had agreed to accept voluntary redundancy in exchange for these benefits. The Company recognizes severance pay liabilities at the earlier of:

●	When the entity can no longer withdraw the offer of those benefits; and

●	When the entity recognizes costs for a restructuring in the scope of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, that includes the payment of severance benefits.

p.	Share-based payments

The Company operates a number of equity-settled, share-based compensation plans, under which the Company receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

In addition, in some circumstances, employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognizing the expense during the period between service commencement period and grant date.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

At the date of each balance sheet, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statements of profit or loss, with a corresponding adjustment to equity.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

For plans that include conditions that are not vesting conditions, any relating expenses are immediately recognized in the consolidated statements of profit or loss. When the Company revises the conditions of an equity-settled grant, the Company recognizes an additional expense, in excess of the original expense calculated for every such revision that increases the overall fair value of the granted benefit or benefits the other service provider, based on the fair value at the time of revision.

q.	Revenue recognition:

1)	General

The Company has decided to early adopt IFRS 15 from January 1, 2017 (hereinafter - the “date of initial application”). The early adoption of IFRS 15 by the Company was done pursuant to the transitional provision that enables the recognition of the accumulated impact of adoption as an adjustment of the opening balance of retained earnings as of January 1, 2017 (also known as the modified retrospective approach).

This standard replaces the guidelines that were in effect through January 1, 2017 regarding revenue recognition and presents a new single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard provides two approaches to revenue recognition: one point in time or over time. The model framework consists of five steps for analyzing transactions to determine the timing and amount of revenue recognition.

a)	Identify the contract with the customer.

b)	Identify the separate performance obligations in the contract.

c)	Determine the transaction price.

d)	Allocate the transaction price to each of the performance obligations in the contract.

e)	Recognize revenue as each performance obligation is satisfied, while making a distinction between satisfying an obligation on a certain date and satisfying an obligation over time.

In addition, the standard provides new and more extensive disclosure requirements to those that exist today, which are provided in Notes 14 and 21.

2)	Accounting for perpetual and term licenses of software

The main impact which the standard had on the Company’s consolidated financial statements is the timing of recognition of revenue in respect of the license component in transactions for the sale of fixed-term license contracts. Pursuant to the standard, the Company’s promise to the customer in granting a license is to provide a right to use the entity’s intellectual property as intellectual property exists (in terms of form and functionality), at the point in time at which the license is granted to the customer. This means that the customer can direct the use of, and obtain substantially all of the remaining benefits from, the license at the point in time at which the license transfers. Therefore, revenue in respect of the license component in such transactions shall be recognized at the time at which the license granted to the customer.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The total accumulated impact of the early adoption of the standard as of the date of initial application is a $49 thousand decrease in the accumulated deficit balance, which related solely to term licenses for which revenue was recorded earlier when compared to the previous policy.

The timing for the remaining performance obligations remained unchanged - see below.

3)	Presentation of revenue and revenue related balances

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company controls the specified goods or services before the transfer to its customers. In determining this, the Company follows the accounting guidance for principal-agent considerations. This determination involves judgment and is based on an evaluation of the terms of each arrangement, considering the party that is primarily responsible in the arrangement, whether it bears inventory risk and whether it determines the prices charged to the customers. When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the goods or services transferred.

Sales to resellers are recognized on a net basis which means that the reseller are considered the ultimate customer in such arrangements.

Revenue is recognized net to Value Added Tax.

The Company recognized obligations in respect of sale contracts at the total amount equal to the total amount of transactions invoiced, net of transactions in respect of which revenues were recognized.

4)	Allocation of revenue to multiple performance obligations

The Company allocates revenue to licenses, post contract customer support and professional services on a relative stand-alone selling price basis, except in cases in which a stand-alone selling price of an individual performance obligation is highly uncertain or variable, in which case the residual method is used.

5)	Election of certain practical expedients

The Company has also elected to apply the following practical expedients in connection with the application of IFRS 15:

1)	IFRS 15 was applied only to contracts that were not completed as of the date of the initial application.

2)	Where the asset that would be recognized as a result of capitalizing the cost of obtaining a contract would be amortized over one year or less, the Company shall expense those costs when incurred.

3)	For contracts in which, at inception, the period between the performance of the obligations (transfer of goods or service to the customer) and the associated payment is expected to be one year or less, the Company does not account for the effect of a significant financing component.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Loss per share

Basic loss per share is calculated by dividing net loss attributable to holders of ordinary Company shares by the weighted average number of ordinary shares in issue during the period, excluding treasury shares.

When calculating the diluted loss per share, the Company adjusts the loss attributable to holders of ordinary shares and the weighted average number of shares in issue, to reflect the effect of all potentially dilutive ordinary shares, as follows:

The Company adds to the weighted average number of shares in issue that was used to calculate the basic loss per share the weighted average of the number of shares to be issued assuming the all shares that have a potentially dilutive effect would be converted into shares, and adjusts net loss attributable to holders of ordinary Company shares to exclude any profits or losses recorded during the year with respect to potentially dilutive shares.

The potential shares, as above, are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share).

s.	New international financial reporting standards, amendments and interpretations to existing standards:

Standards, amendments and interpretations to new standards that are not yet effective and have not been early adopted by the Company:

1)	IFRS 16, “Leases” (hereinafter - “IFRS 16”)

IFRS 16 will replace upon first-time implementation the existing guidance in IAS 17 “Leases” (hereinafter - “IAS 17”). The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, and is expected to impact mainly the accounting treatment applied by the lessee in a lease transaction.

IFRS 16 changes the existing guidance in IAS 17 and requires lessees to recognize a lease liability that reflects future lease payments and a “right-of-use asset” in all lease contracts (except for the following), with no distinction between financing and capital leases. IFRS 16 exempts lessees in short-term leases or the when underlying asset has a low value.

IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

IFRS 16 also changes the definition of a “lease” and the manner of assessing whether a contract contains a lease.

IFRS 16 will be effective retrospectively for annual periods beginning on or after January 1, 2019, taking into account the reliefs specified in the transitional provisions of IFRS 16.

In respect of agreements in which the Company is the lessee, the Company elected to apply the standard for the first time by recognizing lease liabilities, for leases that were previously classified as operating leases, based on the present value of the remaining lease payments, discounted at the incremental interest rate of the lessee as at the date of first-time application. At the same time, the Company will recognize a right-of-use asset at an amount equal to the amount of the lease liabilities, adjusted to reflect any prepaid or accrued lease payments in respect of those leases. As a result, the application of the standard is not expected to have an effect on the retained earnings balance.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

As part of the first-time application of the standard, the Company has elected to apply the following practical expedients:

In respect of leases in which the Company is the lessee, to apply a single discount rate to a portfolio of leases with reasonably similar characteristics.

For leases in which the Company is the lessee, not to recognize a right-of-use asset and a lease liability in respect of leases whose lease period ends within 12 months of the date of initial application.

For leases in which the Company is the lessee, to exclude initial direct costs from the measurement of the right-of-use asset upon initial application.

For leases in which the Company is the lessee, to use hindsight in determining the lease term where the contract includes extension or termination options.

Furthermore, it should be noted that the Company elected to apply the exemption regarding the recognition of short-term leases and leases in which the value of the underlying asset is low.

Based on its assessment to date, upon application of IFRS 16 on January 1, 2019, right-of-use lease assets and lease liabilities totaling approximately $166 thousand will be recognized in the consolidated statement of financial position.

The main expected effects of the application of the standard on the consolidated statement of income or loss for the year 2019 are a decrease of app. $ 104 thousand in lease expenses (which are classified proportionately into the Company’s cost of sale and operating expenses), an increase of $87 thousand in depreciation costs and an increase of approximately $7 thousand in financing expenses. Overall, the expected effect of the standard’s application on the consolidated statement of income or loss for the year 2019 is an increase of app. $10 thousand in loss.

Furthermore, in the opinion of the Company’s management, the principal expected effects of the standard’s application on the consolidated statement of cash flow for the year 2019 will be an increase in cash flow from operating activities and a decrease in cash flow from financing activities totaling approximately $7 thousand.

2)	IFRIC 23, “Uncertainty Over Income Tax Treatments” (hereinafter - “IFRIC 23”)

IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 for uncertainties in income taxes. According to IFRIC 23, when determining the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments, the entity should assess whether it is probable that the tax authority will accept its tax position. Insofar, as it is probable that the tax authority will accept the entity’s tax position, the entity will recognize the tax effects on the financial statements according to that tax position. On the other hand, if it is not probable that the tax authority will accept the entity’s tax position, the entity is required to reflect the uncertainty in its accounts by using one of the following methods: the most likely outcome or the expected value. IFRIC 23 clarifies that when the entity examines whether or not it is probable that the tax authority will accept the entity’s position, it is assumed that the tax authority with the right to examine any amounts reported to it will examine those amounts and that it has full knowledge of all relevant information when doing so. Furthermore, according to IFRIC 23 an entity has to consider changes in circumstances and new information that may change its assessment. IFRIC 23 also emphasizes the need to provide disclosures of the judgments and assumptions made by the entity regarding uncertain tax positions.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. The application of this standard is expected to have negligible impact on the Company’s financial statements.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

a.	Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by the Company’s finance department in accordance with a policy approved by the Board of Directors. The Company’s finance department identifies, evaluates and hedges the financial risks. The Board of Directors provides written principles for the overall management of the risks.

1)	Credit risks

Most of the Company’s credit risks arise from short-term deposits and trade receivables. The Company mitigates the risk by ensuring it has sufficient funds to meet its needs and by selling to customers of high credit quality.

No credit limits were exceeded in 2018, and management does not expect any losses from non-performance by these counterparties beyond those that have already been recognized.

2)	Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the NIS. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities denominated in foreign currency.

The Company hedges and minimizes the foreign exchange risk by ensuring that the amounts of net current assets at a specific point in time correspond to the amount of current liabilities at that point in time.

3)	Liquidity risk

Prudent liquidity risk management requires maintaining sufficient cash and cash equivalents. The Company works to maintain sufficient cash and cash equivalents, taking into account forecasts as to the cash flows required to fund its activities, in order to minimize the liquidity risk to which it is exposed.

Cash flow forecasting is performed by the Company’s finance department on a consolidated basis. The Company monitors rolling forecasts of the Company’s liquidity requirements to ensure it has sufficient cash to meet operational needs. Surplus cash held by the operating entities of the Company over and above the balance required for working capital management are invested in interest bearing current accounts and time deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the abovementioned forecasts.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The table below analyzes non-derivative financial liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows.

	Less than one year	Between one to two years
	U.S. dollars in thousands
December 31, 2018:
IIA liability	49	82
Trade payables and other payables	1,054	-
	1,103	82
December 31, 2017:
IIA liability	92	-
Trade payables and other payables	1,055	-
	1,147	-

b.	Fair value estimation

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

Level 1 financial instruments:

The Company has a financial liability in respect of derivative financial instruments, which is measured at fair value through profit or loss. As of December 31, 2018 and 2017, the amounts of the liabilities are $729 thousand and $176 thousand, respectively.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 3 financial instruments:

The Company has several financial liabilities measured at fair value through profit or loss, which meet the level 3 criteria as of December 31, 2018 and 2017.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The following table presents the changes in level 3 instruments for the three years ended 2018:

	Anti-dilution feature	Derivative financial instruments	Total
	U.S. dollar in thousands
Balance as of January 1, 2018	692	61	753
Initial recognition	497	2,678	3,175
Finance expenses	598	1,641	2,239
Classification to equity of Series B warrants	-	(3,479)	(3,479)
Classification to level 1 (see Note 13(e))	-	(901)	(901)
Exercise of anti-dilution feature	(1,787)	-	(1,787)
Balance as of December 31, 2018	-	-	-
Total unrealized losses for the period included in profit or loss for liabilities held at December 31, 2018	598	1,641	2,239

	Anti-dilution feature	Derivative financial instruments	Total
	U.S. dollar in thousands
Balance as of January 1, 2017	94	-	94
Initial recognition	315	1,958	2,273
Finance expenses (income)	283	(1,897)	(1,614)
Balance as of December 31, 2017	692	61	753
Total unrealized losses (gains) for the period included in profit or loss for liabilities held at December 31, 2017	283	(1,897)	(1,614)

	Anti-dilution feature	Options to group of investors	Bridge loan		Financing of issuance expenses		Total
	U.S. dollar in thousands
Balance as of January 1, 2016	-	-	*		*		*
Initial recognition	106	193	-		-		299
Finance expenses (income)	(12)	-	800	**	256	**	1,044
Settlement/cancellation	-	(193)	(800)		(256)		(1,249)
Balance as of December 31, 2016	94	-	-		-		94
Total unrealized gains for the period included in profit or loss for liabilities held at December 31, 2016	(12)	-	-		-		(12)

*	Represents an amount of less than $ 1 thousands.
**	Recognition of deferred initial loss at an amount equal to the cash amount paid by the Company at the time of completion the Merger Transaction.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

c.	Financial instruments

Financial assets at amortized cost
December 31, 2018	U.S. dollars in thousands
Assets:
Cash and cash equivalents	3,717
Trade receivable and other receivables (excluding prepaid expenses)	910
Restricted deposits	104
4,731

Loans and receivables
December 31, 2017	U.S. dollars in thousands
Assets:
Cash and cash equivalents	3,514
Trade receivable and other receivables (excluding prepaid expenses)	740
Restricted deposits	93
4,347

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
December 31, 2018	U.S. dollars in thousands
Liabilities:
Trade payables and other payables	-	1,054	1,054
IIA liability	-	131	131
Derivative financial instruments	729	-	729
	729	1,185	1,914
December 31, 2017
Liabilities:
Trade payables and other payables	-	1,055	1,055
IIA liability	-	92	92
Derivative financial instruments	237	-	237
Liability in respect of anti-dilution feature	692	-	692
	929	1,147	2,076

Assets and liabilities, which are not measured on a recurring basis at fair value, are presented at their carrying amount, which approximates their fair value.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

d.	Valuation processes of the Company

Set forth below are details regarding the valuation processes of the Company:

1)	Series 1 warrants and series 2 warrants - level 1 financial instruments measured at fair value through profit or loss. For details, see Note 13.

2)	2017 Anti-dilution feature - the Company used the binomial share price model for a period of 12 months, using the following principal assumptions: expected volatility between 52.53% - 69.82%, risk-free interest between 0.01% - 0.11%, expected term between 0.11 - 0.45 years and a 75% probability of capital raise during February - April 2017 and between 10% - 100% probability of capital raise during April - June 2018. The liability amount is adjusted by each quarter end based on the then relevant assumptions, until full exercise or expiration, the earlier of them.

3)	2018 Anti-dilution feature - the Company used the binomial share price model for a period of 24 months, using the following principal assumptions: expected volatility between 69.88 - 70.78%, risk-free interest between 0.37% - 0.47%, expected term between 1.9 - 2 years and 100% probability of capital raise until June, 2020. The liability amount is adjusted by each quarter end based on the then relevant assumptions, until full exercise or expiration, the earlier of them.

4)	Series A warrants - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 77.17%, risk-free interest of 2.77%, expected term of 6 years. The liability amount is adjusted by each quarter end based on the then relevant assumptions, until full exercise or expiration, the earlier of them. For details, see Note 13(e).

5)	Series B warrants until December 19, 2019 - the Company used the binomial share price model for a period of 120 days, using the following principal assumptions: expected volatility between 89.17% - 104.11%, risk-free interest between 2.18% - 2.12%, expected term between 0.22 - 0.33 years.

6)	Series B warrants as of December 19, 2018 - level 1 financial instruments measured at fair value through profit or loss. For details, see Note 13.

7)	Options to employees and advisors - for details see Note 12.

NOTE 4 - CASH AND CASH EQUIVALENTS

As of December 31, 2018 and 2017, the balance of cash and cash equivalents was comprised of cash at bank.

NOTE 5 - ACCOUNT RECEIVABLES - TRADE, net

As of December 31, 2018 and 2017, the account receivables-trade balance comprises open accounts.

Also, as of December 31, 2018, the Company did not record a provision for doubtful accounts and as of December 31, 2017, the Company record a provision for doubtful accounts in an amount that is not material. The Company has no customers that exceed their customary credit terms.

In addition, during 2018 the Company recorded a debt write-off in an amount of $74 thousand.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - INTANGIBLE ASSETS:

a.	Composition

	Cost				Accumulated amortization
	Balance at	Additions	Retirements	Balance	Balance at	Additions	Retirements	Balance	Amortized balance
	beginning	during	during the	at end	beginning	during	during the	at end	December 31,
2018:	of year	the year	year	of year	of year	the year	year	of year	2018
	U.S. dollar in thousands
Technology	1,955	308	-	2,263	1,199	270	-	1,469	794
Contractual customer relations	38	-	-	38	30	6	-	36	2
Goodwill	523	-	-	523	-	-	-	-	523
	2,516	308	-	2,824	1,229	276	-	1,505	1,319

	Cost				Accumulated amortization
	Balance at	Additions	Retirements	Balance	Balance at	Additions	Retirements	Balance	Amortized balance
	beginning	during	during the	at end	beginning	during	during the	at end	December 31,
2017:	of year	the year	year	of year	of year	the year	year	of year	2017
	U.S. dollar in thousands
Technology	1,955	-	-	1,955	954	245	-	1,199	756
Contractual customer relations	38	-	-	38	24	6	-	30	8
Goodwill	523	-	-	523	-	-	-	-	523
	2,516	-	-	2,516	978	251	-	1,229	1,287

	Cost				Accumulated amortization
	Balance at	Additions	Retirements	Balance	Balance at	Additions	Retirements	Balance	Amortized balance
	beginning	during	during the	at end	beginning	during	during the	at end	December 31,
2016:	of year	the year	year	of year	of year	the year	year	of year	2016
	U.S. dollar in thousands
Technology	1,955	-	-	1,955	709	245	-	954	1,001
Contractual customer relations	38	-	-	38	18	6	-	24	14
Goodwill	523	-	-	523	-	-	-	-	523
	2,516	-	-	2,516	727	251	-	978	1,538

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - INTANGIBLE ASSETS (continued):

b.	Testing of goodwill impairment

As of December 31, 2018 and 2017, the recoverable amount of the Company, which constitutes a single CGU, is calculated on the basis of its fair value less cost to sell of Company’s share. As of December 31, 2018 and 2017, the recoverable amount exceeded the Company’s equity.

c.	Intellectual property purchase

On July 2, 2018, Safe-T completed the purchase of the intellectual property of CyKick Labs Ltd. (hereinafter “CyKick”) and the assumption of a royalty liability to the IIA, in consideration of $236 thousand, allocated on a relative basis to the purchased technology ($308 thousand) and IIA liability ($72 thousand). The purchased technology is aimed to recognize hostile attacks on online services through the identification of the users’ anomalous behavior. The amortization is classified to cost of revenues and is calculated for 6 years using the straight-line method over the technology’s useful life. For further details see Note 10(b).

NOTE 7 - INTERESTS IN OTHER ENTITIES

Subsidiaries:

Set forth below are details regarding the Company’s subsidiaries as of December 31, 2018 and 2017:

Name of company	Principal place of business	Nature of business activities	Percentage held directly by the Company	Rate of shares held by the Company
			%
Safe-T Data A.R Ltd.	Israel	Development of data security software	100	100
Safe-T USA Inc.	USA	Business development and sales in the USA	-	100
RSAccess Ltd.*	Israel	Development of data security software	Ceased operation

*	RSAccess Ltd. (hereinafter - “RSAccess”) completed its merger into Safe-T on September 2017. For further details see Note 20(b).

NOTE 8 - TAXES ON INCOME:

a.	Corporate taxation in Israel

The income of the Company and Safe-T is taxed at the regular corporate tax rate which is 25% for 2016, 24% for 2017, and 23% for the year 2018 and thereafter.

Safe-T Inc. is taxed at a regular US federal tax rate of 15% for the tax year 2016, 35% for the tax year 2017, and 21% as of the tax year of 2018.

b.	Tax assessments

Tax assessments filed by the Company and Safe-T by 2013 are considered final.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME (continued):

c.	Carryforward tax losses

Carryforward tax losses in Israel of the Company amounted to approximately $3.3 million and $1.1 million as of December 31, 2018 and 2017, respectively.

Carryforward tax losses in Israel of Safe-T amounted to approximately $20.4 million and $15.4 million as of December 31, 2018 and 2017, respectively.

The Company did not recognize deferred taxes for these losses since their utilization is not expected in the foreseeable future.

d.	Theoretical tax reconciliation

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see section a above) and the actual tax expense:

	Year ended December 31,
	2018		2017		2016
	%	U.S. dollars in thousands	%	U.S. dollars in thousands	%	U.S. dollars in thousands

Loss before taxes on income, as reported in the statement of operations	100	11,747	100	5,312	100	8,920
Theoretical tax saving on this profit or loss	(23)	(2,702)	(24)	(1,275)	(25)	(2,230)
Increase in taxes resulting from permanent differences - non-deductible expenses	4.5	524	1.6	83	14.1	1,261
Increase in taxes resulting from tax losses in the reported year for which deferred taxes were not recognized	18.6	2,184	22.5	1,193	10.9	971
Tax expenses	0.05	6	0.02	1	0.02	2

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUALS:

a.	Accounts payable - other:

	December 31
	2018	2017
	U.S. dollars in thousands

Employees and related institutions	628	558
Accrued expenses	323	319
	951	877

b.	The carrying amount of accounts payables, which are financial liabilities, is a reasonable approximation of their fair value since the effect of discounting is immaterial.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - COMMITMENTS:

a.	Office lease agreements

During 2013, Safe-T entered into an office lease agreement for the premises it uses, included an option to extend the lease with a lease fee increase of 6%. During 2015, Safe-T extended the office lease agreement in similar terms until December 31, 2017.

On September 13, 2017 Safe-T signed an amendment to its office lease agreement, according to which Safe-T will lease its offices for a monthly fee of approximately $17 thousand. On November 12, 2018, Safe-T signed an amendment to lease additional space for approximately $1.5 thousand. The leases will expire on December 31, 2019.

During 2016, Safe-T Inc. has entered into a lease agreement, which expired on November 30, 2017. On September 19, 2017, Safe-T Inc. signed an extension to its office lease agreement, according to which Safe-T Inc. will lease its offices for a monthly fee of approximately $1.3 thousand. The lease will expire on April 30, 2020.

The minimal future lease fees (including management fees), which are payable under the said leases agreements are:

For the year ended December 31:	U.S. dollars in thousands
2019	231
2020	5

b.	Royalties payable to the IIA

1)	Under the terms of a plan with IIA, Safe-T is committed to pay royalties to the IIA on proceeds from sales of products in the research and development of which the IIA participated by way of grants. Royalties are payable at the rate of 3% to 3.5% of the proceeds from such sales.

Safe-T completed the performance of the plan on October 31, 2015, and filed a final report to the IIA, who approved the report. Since 2015, Safe-T received a total of $146 thousand in grants. For the years ended December 31, 2018 and 2017 the company paid royalties in an amount of $43 thousand and $26 thousand, respectively, and presents liabilities to the IIA of $49 thousand and $92 thousand, respectively.

2)	On July 2, 2018, Safe-T completed the purchase of the intellectual property of CyKick. As part of such purchase, Safe-T committed to take CyKick’s liability to pay royalties to the IIA on proceeds from sales of products in the research and development of which the IIA participated by way of grants. Royalties are payable at the rate of 3% to 3.5% of the proceeds from such sales.

As of December 31, 2018, the Company didn’t pay IIA any royalties and its liability to pay the IIA royalties for future sales of CyKick’s technology amounted to approximately $82 thousand.

c.	Lease of vehicles

The minimal future lease fees, which are payable under the Company’s vehicles lease agreements are:

For the year ended December 31:	U.S. dollars in thousands
2019	89
2020	47
2021 and thereafter	12

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - RETIREMENT BENEFITS OBLIGATION:

a.	Liability for employee rights upon retirement

Labor laws and agreements require the Company to pay severance pay and/or pensions to employees dismissed or retiring from their employ in certain other circumstances. The amounts of benefits those employees are entitled to upon retirement are based on the number of years of service and the last monthly salary.

Also, under labor laws and labor agreements in effect, including the Expansion Order (Combined Version) for Obligatory Pension under the Collective Agreements Law of 1957 (hereinafter - the “Expansion Order”), The Company is liable to make deposits with provident funds, pension funds or other such funds (hereinafter - the “Funds”) so as to cover its employees’ pension insurance as well as some of its severance pay liabilities.

Under the terms of the Expansion Order, the Company deposits for severance pay as required under the Expansion Order as well as other deposits made by those companies “in lieu of severance pay” and which were announced as such as required under the Expansion Order, replace all payment of severance pay under Section 14 of the Severance Pay Law with respect to the wages, components, periods and rates for which the deposit alone was made (hereinafter - “Deposits under Section 14”).

b.	Defined contribution plans

The Company’s severance pay liability to Israeli employees for which the said liability is covered under section 14 of the Severance Pay Law is covered by regular deposits with defined contribution plans. The amounts funded as above are not reflected in the consolidated statements of financial position.

The amounts recognized as expense in respect of defined contribution plans in 2018, 2017 and 2016, are $234 thousand, $157 thousand and $95 thousand, respectively.

NOTE 12 - SHARE BASED PAYMENT:

a.	The Company maintains a share-based payment plan to Employees, Directors and Consultants (the “Plan”). According to the Plan, the options vest over a period of up to 4 years, and their term period is ten years. Nevertheless, the board of director is qualified to resolve on different vesting terms. Below is a summary of the Company’s grants under the Plan during 2016, 2017 and 2018:

Date of grant	Options amount		Exercise price	Fair value at the date of grant	Volatility	Risk free interest	Expected term
			NIS / $	in thousand $			In years
January 18, 2016	443,460	1 2	0.3985 $	1,002	59.22%	3.08%	10
August 28, 2016	779,296		5.137 NIS	607	59.22%	1.62%	10
August 28, 2016	50,000		5.137 NIS	26	59.22%	0.96%	3
September 15, 2016	171,408	[3]	4.887 NIS	102	59.22%	1.99%	10
March 29, 2017	747,896	[4]	6.371-6.588 NIS	655	47.40%	2.31%	10
July 24, 2017	641,744		6.976 NIS	784	68.07%	2.05%	10
August 8, 2017	100,000		7.50 NIS	85	68.03%	1.95%	0.5
August 29, 2017	500,000		5.655 NIS	473	68.17%	1.81%	10
November 27, 2017	305,008		4.30 NIS	163	65.80%	1.98%	10
June 20, 2018	670,048		1.49-2.97 NIS	130	75.50%	2.24%	10
June 20, 2018	230,000		1.43 NIS	72	75.30%	2.24%	10

* The early exercise multiple used in the valuations for grants during 2016, 2017 and 2018 is 2.5 for each offeree

** Volatility until March 29, 2017 grant is based on volatility data of share price of software companies for periods matching the expected term of the option until exercise. As of July 24, 2017 grant, Volatility is based on volatility data of the traded share price of the Company.

[1]	Originally 1,178,000 were granted by Safe-T, and then were replaced with 443,460 options of the Company
[2]	Outofwhich 143,322 options were granted to the CEO and 12,799 options to an employee, who is a relative of the Chairman of the Board of Directors
[3]	Outofwhich 131,840 options granted to the Company’s CEO, 28,240 options granted to a member of the Company’s Board of Directors and 11,328 options granted to an employee, who is a relative of the Chairman of the Board of Directors.
[4]	Outofwhich 100,000 options were granted to the Company’s CEO at an exercise price of 6.588 NIS and approved by the Company’s shareholders on August 8, 2017.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SHARE BASED PAYMENT (continued):

On June 20, 2018, the Company’s Board of Directors approved the reduction of the exercise price of 1,733,504 options that were granted as of August 28, 2016, until August 29, 2017, to employees and consultants at exercise prices which ranged between NIS 4.887 to NIS 6.976. The new exercise price was set at NIS 4.50. The reduction was approved also by the tax authorities subject to renewed tax lock-up period of 24 months. The move was subject to the grantees approval - such approval was received only with respect to 1,381,152 options, while the rest of the options maintained their original terms.

The fair value of the options just prior to the date of the change, which was computed according to the binomial model, amounted to $228 thousand, and $249 thousand immediately after the date of the change, such that the incremental value resulted is $21 thousand. This value is based on the following assumptions: expected volatility of 75.48%, risk free interest ranges between 2.00% and 2.13%, expected term until exercise of 8.19-9.20 years and an early exercise multiple of 2.5 for each offeree. Volatility is based on volatility data of share price of software companies for periods matching the expected term of the option until exercise.

b.	Movement in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2018		2017		2016
	Number	Average	Number	Average	Number	Average
	of	exercise	of	Exercise	of	Exercise
	options	price	options	Price	options	Price
		$		$		$
Outstanding at beginning of year:	4,055,260	1.26	2,384,909	0.84	1,099,240	0.49
Granted	900,048	0.46	2,194,648	1.70	1,444,164	1.07
Exercised	(179,257)	0.57	(159,648)	0.51	(4,235)	0.40
Forfeited	(955,356)	1.23	(351,810)	1.52	(78,734)	0.51
Expired	(348,148)	1.13	(12,839)	1.12	(75,526)	0.46
Outstanding at end of year	3,472,547	1.11	4,055,260	1.26	2,384,909	0.84
Exercisable at end of year	1,879,377	0.89	1,552,660	0.74	1,061,645	0.55

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SHARE BASED PAYMENT (continued):

c.	The following table summarizes information about exercise price and the remaining contractual life of options outstanding at the end of 2018, 2017 and 2016:

	2018		2017		2016
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	outstanding	remaining	outstanding	remaining	outstanding	remaining
Exercise	at	contractual	at	contractual	at	contractual
Prices	end of year	Life	end of year	Life	end of year	Life
$		Years		Years		Years
0.40	295,392	5.39	336,802	6.32	382,475	7.23
0.40	322,783	6.25	341,606	7.25	351,606	8.26
0.40	261,634	7.05	372,310	8.05	407,698	9.05
0.41	370,016	9.48	-	-	-	-
0.41	200,000	9.48	-	-	-	-
0.61	18,823	6.01	162,694	7.01	248,458	8.01
0.82	100,000	9.48	-	-	-	-
1.22	270,000	8.91	305,008	9.91	-	-
1.24	431,408	7.66	-	-	-	-
1.24	155,561	7.71	-	-	-	-
1.24	322,896	8.24	-	-	-	-
1.24	230,016	8.56	-	-	-	-
1.24	100,000	8.32	-	-	-	-
1.24	150,000	8.66	-	-	-	-
1.28	-	-	162,912	8.71	171,408	9.71
1.37	3,393	7.66	614,288	8.66	773,264	9.66
1.58	50,000	8.66	450,000	9.67	-	-
1.73	50,000	0.66	50,000	1.66	50,000	2.66
1.76	28,125	8.25	547,896	9.25	-	-
1.83	-	-	100,000	9.32	-	-
1.94	112,500	8.56	611,744	9.57	-	-
	3,472,547		4,055,260		2,384,909

d.	Expenses recognized in the financial statements

The costs, which were recognized in the Company’s financial statements in respect of services received from its employees and consultants are presented in the table below:

	Year ended December 31,
	2018	2017	2016
	U.S. dollars in thousands
Share-based payment plans	381	1,318	1,818

The plans are intended to be governed under rules set for that purpose in the Company’s options plan. The exercise prices of the options that are exercisable into shares as of December 31, 2018 range between $0.4 to $1.94.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SHAREHOLDERS’ EQUITY:

a.	Share capital

As of December 31, 2018 and 2017, the Company’s ordinary share capital (hereinafter - “ordinary shares”) is composed as follows:

	Number of shares
	Authorized		Issued and paid
	December 31,		December 31,
	2018	2017	2018	2017

Ordinary shares of no par value	1,000,000,000	1,000,000,000	81,355,693	20,198,583

The Company’s ordinary shares are traded on the TASE, and, commencing August 21, 2018, the Company’s ADSs are traded on the Nasdaq under the symbol “SFET”. Each ADS represents 40 ordinary shares. The last reported market price for the Company’s securities on December 31, 2018 was $2.97 per ADS on the Nasdaq and $0.087 per share on the TASE (based on the exchange rate reported by the Bank of Israel for that date).

b.	Tradable warrants:

On June 8, 2016 the Company made a public offering by way of issuing units of securities. As part of the issuance, offers were received to purchase 32,307 units of 3,230,700 shares, 1,292,280 Series 1 warrants and 1,292,280 Series 2 warrants, in consideration for $4,173 thousand.

The terms of the warrants, which were issued are as follows: each Series 1 warrant is exercisable into one share in consideration for 6.25 NIS until February 9, 2017. Each Series 2 warrant is exercisable into one share in consideration for 7.50 NIS until December 9, 2017.

●	Series 1 warrants

On January 30, 2017, the Company’s general meeting decided to defer the exercise date of the Series 1 warrants from February 9, 2017 to April 30, 2017 and to reduce the exercise price of the warrants from 6.25 NIS to 5.50 NIS. As of April 30, 2017, 8,750 warrants were exercised before the reduction of the exercise price, for a total consideration of approximately 55 thousand NIS (approximately $14 thousand), and 1,281,529 warrants were exercised after the reduction of the exercise price, for a total consideration of approximately 7,048 thousand NIS (approximately $1,930 thousand) (99.85% of all series 1 warrants were exercised in consideration for approximately 7,103 thousand NIS (approximately $ 1,943 thousand). The remaining warrants expired on April 30, 2017.

●	Series 2 warrants

7,020 warrants were exercised in May 2017 for a total consideration of approximately 53 thousand NIS (approximately $15 thousand). On November 2017, the Company’s general meeting and board of directors decided to defer the exercise date of the Series 2 warrants from December 9, 2017 to February 9, 2018 and to reduce the exercise price of the warrants from 7.50 NIS to 6.50 NIS. On February 9, 2018 the Series 2 Warrants expired with no further exercises.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SHAREHOLDERS’ EQUITY (continued):

Movement in the number of the Series 1 and 2 warrants are as follows:

	2018	2017		2016
	Series 2 warrants	Series 1 warrants	Series 2 warrants	Series 1 warrants	Series 2 warrants

Outstanding at beginning of year:	1,285,260	1,292,280	1,292,280	-	-
Issuance	-	-	-	1,292,280	1,292,280
Exercised	-	(1,290,279)	(7,020)	-	-
Expired	(1,285,260)	(2,001)	-	-	-
Outstanding at end of year	-	-	1,285,260	1,292,280	1,292,280

C.	Private offerings

During the years 2018, 2017 and 2016, the Company raised approximately $11.4 million, before deducting issuance expenses, in a series of private offerings, as follows:

Date of offering	Number of shares	Unit price (in NIS)	Gross proceeds (U.S. dollars in Thousands)
December 14, 2016	1,492,670	4.25	1,662
April 6, 2017	1,358,834	6	2,237
May 11, 2017	441,483	6	727
May 22, 2017	605,000	6	1,001
June 13, 2017	1,174,286	7	2,280
June 3, 2018	7,634,536	1.5-1.3	2,959
June 3, 2018	416,456	0.3	34
September 25, 2018	5,781,580	0.3	481

Date of offering	Number of warrants	Warrant exercise price (in NIS)	Expiration date
December 14, 2016	1,492,670	7.5	December 9, 2017
April 6, 2017	1,358,834	8.75	November 30, 2018
May 11, 2017	441,483	8.75	November 30, 2018
May 22, 2017	605,000	8.75	November 30, 2018
June 13, 2017	1,174,286	10	November 30, 2018
June 3, 2018	4,378,693	2.32	November 30, 2019

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SHAREHOLDERS’ EQUITY (continued):

In connection with the private offerings, the Company used the services of brokers, who mediated between the investors and the Company. In consideration for the services rendered by those brokers, the Company awarded them fully-vested non-traded warrants, as follows:

Date of award	Number of non-traded warrants awarded	Exercise price (in NIS)	Expiration Date
April 6, 2017	11,383	6	April 9, 2022
April 6, 2017	56,558	6	April 9, 2020
May 11, 2017	22,074	6	May 11, 2020
May 22, 2017	45,375	6	June 21, 2020
June 13, 2017	84,499	10	June 21, 2020
June 3, 2018	414,042	2.3	November 30, 2019
June 3, 2018	12,893	10	November 30, 2018
August 21, 2018	14,900	2.4	November 30, 2019

The Company accounted for the said awards in accordance with the provisions of IFRS 2. The value of the services that were rendered by the brokers was treated as issuance costs, by crediting equity and allocating on a pro rata basis between the premium and finance expenses according to the proportion of equity instruments and liability instruments included in each private issuance.

As part of the private offerings, the Company has undertaken that in case that it will decide to issue additional shares over the course of up to 12 or 24 months from the respective dates of the issuances, at a price per share that is lower than the price per share that was set as part of the private issuances, it will compensate the relevant investors by issuing additional shares in accordance with the difference between the price per share of the relevant private issuance and the price per share in that future issuance, up to a minimal price that ranges between 0.88-6 NIS per share, according to the terms of the relevant issuance. In addition, the Company also undertaken to compensate certain brokers by issuing additional warrants in case of anti-dilution trigger.

Following June 3, 2018, private offering, the Company issued 416,456 shares at an exercise price of NIS 0.30 per share, reflecting the exercise price pursuant to the anti-dilution rights held by the investors, for an approximate amount of $34 thousand, and granted additional 12,893 warrants, which were also triggered by an anti-dilution clause provided in prior private offerings.

Also, following the public offering as described below, the Company issued 5,781,580 shares in consideration for NIS 0.30 per share, reflecting the exercise price pursuant to the anti-dilution rights held by the investors, for an approximate amount of $481 thousand, and granted additional 14,900 warrants which were also triggered by an anti-dilution clause provided in prior private offerings.

For accounting purposes, the Company recognized financial liabilities in respect of warrants and in respect of anti-dilution features (see above). The warrants are measured at fair value (level 1) in accordance with their quoted price. Changes are recorded to profit or loss on a periodic basis. The anti-dilution features are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction. Changes are recorded to profit or loss on a periodic basis. The equity component is initially recognized by subtracting the fair value of the financial liabilities from consideration received. The equity component is not re-measured in subsequent periods. Issuance expenses of $1,545 thousand in 2018 and $663 thousand in 2017 were allocated on a pro-rata basis to the three components mentioned above.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SHAREHOLDERS’ EQUITY (continued):

d.	OTC listing

On June 26, 2017, the Company obtained all approvals required for listing the Company’s shares as ADS that are tradable as part of the OTCQB Venture Market of the Over the Counter (OTC) market in the USA. In accordance with the approvals, the Company commenced trade as part of the ADR Level 1 program as from June 27, 2017 under the symbol SFTTY; each ADS represents 4 ordinary Company shares. In August 2018, following the Nasdaq public offering and the listing in Nasdaq, the Company’s ADSs ceased to trade on the OTC market.

e.	Nasdaq Public Offering

On August 21, 2018, the Company completed an underwritten public offering on the Nasdaq of 510,438 units comprising of 510,438 American Depositary Shares (“ADSs”) at a price of $14.35 per ADS, 510,438 Series A warrants to purchase up to 765,657 ADSs with an exercise price of $14.35 per ADS, and 510,438 Series B warrants to purchase up to a maximum of 1,193,407 ADSs. Each ADS represents 40 of the Company’s Ordinary Shares. The Company received aggregate gross proceeds of approximately $7.335 million from the offering,

The Series A warrants has a term of six years, are exercisable immediately and have an exercise price of $14.35 per ADS. The Series B warrants will become exercisable, if at all, commencing 120 days after issuance, at the discretion of the holder thereof until exercised in full, if at the 120th day after issuance, 80% of the lowest volume weighted average price of the ADSs during the five trading days immediately prior to such date, or the Reset Price, is lower than $14.35. In such event, each Series B warrant holder will be entitled to additional ADSs at an exercise price of $0.001 per ADS with the number of ADSs exercisable equal to the aggregate investment by such holder in connection with the closing of this offering divided by the Reset Price, less any ADSs issued to such holder at the closing of this offering. In no event shall the Reset Price be less than $4.305, subject to customary adjustments for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions. In the event the right to purchase additional ADSs is not triggered on the 120th day after issuance, the Series B warrants will expire immediately.

For accounting purposes, the Company’s obligation to issue a variable number of shares pursuant to the series B warrants, was classified as a financial liability measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction. Changes in the fair value were recorded to profit and loss until the reset date (see below). The equity components are initially recognized by subtracting the fair value of the financial liability from consideration received, based on the proportion of each one of them. The equity components are not re-measured in subsequent periods. Issuance expenses of $1.3 million in 2018 were allocated on a pro-rata basis to the three components mentioned above.

In connection with the offering the Company granted the underwriter a 45-day option to purchase up to 76,565 additional ADSs and Series A warrants to purchase up to an additional 114,848 ADSs and Series B warrants to purchase up to an additional 178,653 ADS. The underwriter didn’t exercise the option.

The Company also granted the underwriter 25,521 warrants to purchase up to 25,521 ADSs at an exercise of $14.35 per and a term of 5 years from the issuance date.

On December 19, 2018, the Reset Price of the Series B Warrants was set at $4.305 per ADS. As a result, the Series B Warrants holders are entitled to additional 1,193,407 ADSs subject to payment of an exercise price of $0.001 per ADS. The exercise period is unlimited. As of December 31, 2018, 668,194 ADSs were exercised by the Series B warrants holders.

A total of 245,490 ADSs resulting from Series B Warrants Reset Date calculations weren’t registered with the U.S. Securities and Exchange Commission. As a result, on January 2019 those warrants were cancelled and replaced with substantially similar warrants that contain a mechanism for cashless exercise (see further in Note 22(b)).

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SHAREHOLDERS’ EQUITY (continued):

For accounting purposes, as of December 19, 2018, following the setting of the Reset Price, as described above, the fair value of the financial liability, as of such date, in the amount of $3,479 thousand, was reclassified to equity, other than the amount of ADSs not approved for registration, which is still classified as a financial liability in the statement of financial position based on fair value of the Company’s share price at December 31, 2018 (a level 1 measurement).

f.	Rights conferred by shares

●	Ordinary shares

The ordinary shares confer upon their holders voting rights, the right to receive dividends, the right to a share in excess assets upon liquidation of the Company and other rights as set out in the Company’s articles of association (hereinafter – the “Articles of Association”).

NOTE 14 - REVENUES AND COST OF REVENUES:

	Year ended December 31
	2018	2017	2016*
	U.S. dollars in thousands
a. Revenues**:
Revenues from licenses	794	486	453
Revenues from provision of maintenance and support services	606	519	341
Revenue from provision of other services	66	91	49
	1,466	1,096	843

*	The Company has initially applied IFRS 15 using the modified retrospective approach, the comparative information is not restated, See Note 2(q).
**	See Note 21 with respect to the disclosure of disaggregated revenue, which is identical to entity wide disclosures.

b.	Revenue recognized in relation to contract liabilities

The following table includes revenue expected to be recognized in the future related to performance obligations that are unsatisfied at the reporting date.

U.S. dollars in thousands	2019	2020 and thereafter	Total
Contracts with customers	495	249	744

The Company recognized $286 thousand of revenue related to beginning of the period contract liability balances.

c.	Cost of revenues:

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands

Payroll and related expenses	367	203	158
Share-based payment	55	51	58
Amortization of intangible assets	270	245	245
Cost relating to sales as an agent	18	47	10
Other	81	37	41
	791	583	512

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands

Payroll and related expenses	1,632	919	627
Share-based payment	13	103	88
Subcontractors	421	377	249
Other	348	209	121
	2,414	1,608	1,085

NOTE 16 - SELLING AND MARKETING EXPENSES:

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands
Payroll and related expenses	2,801	1,567	695
Share-based payment	123	573	771
Professional fees	1,118	823	741
Marketing	699	490	353
Other	801	598	332
	5,542	4,051	2,892

NOTE 17 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands

Payroll and related expenses	667	661	382
Share-based payment	190	576	902
Professional fees	885	749	731
Other	183	164	108
	1,925	2,150	2,123

NOTE 18 - FINANCE EXPENSES, NET:

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands
Finance expenses:
Bank fees	(20)	(15)	(12)
Issuance expenses	(517)	(242)	-
Changes financial liabilities at fair value through profit or loss	(2,839)	(718)	(1,842)
Exchange differences	(120)	-	-
Total finance expenses	(3,496)	(975)	(1,854)

Financing income:
Changes in financial liabilities at fair value through profit or loss	945	2,697	205
Interest received from institutions	10	9	2
Exchange differences	-	253	75
Total financing income	955	2,959	282
Financing income (expenses), net	(2,541)	1,984	(1,572)

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - LOSS PER SHARE:

a.	Basic

Basic loss per share is calculated by dividing the loss attributable to the Company’s owners by the weighted average number of ordinary shares in issue.

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands

Loss attributable to Company’s owners	11,753	5,313	8,922
The weighted average of the number of ordinary shares in issue	35,302	18,433	11,527
Basic loss per share (dollar)	0.33	0.29	0.77

b.	Diluted

The Company adjusts the loss attributable to holders of ordinary shares and the weighted average number of shares in issue, to reflect the effect of all potentially dilutive ordinary shares, as follows:

The Company adds to the weighted average number of shares in issue that was used to calculate the basic loss per share, the weighted average of the number of shares to be issued assuming that all shares that have a potentially dilutive effect would be converted into shares, and adjusts net loss attributable to holders of ordinary Company shares to exclude any profits or losses recorded during the year with respect to potentially dilutive shares.

The potential shares, as mentioned above, are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share).

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands

Loss attributable to Company’s owners, used in computation of basic loss per share	11,753	5,313	8,922
Adjustment in respect of the finance income relating to anti-dilution mechanism and compensation feature	710	-	-
	12,463	5,313	8,922

The weighted average of the number of ordinary shares in issue used in computation of basic loss per share (in thousands of shares)	35,302	18,433	11,527
Adjustment in respect of incremental shares assuming the conversion of anti-dilution mechanism and compensation feature	344	-	-
	35,646	18,433	11,527
Diluted loss per share (dollar)	0.35	0.29	0.77

For 2017 and 2016, the Company did not take into account any dilutive instruments (the share options, options to employees and anti-dilution mechanism) since their effect, on a fully diluted basis, is anti-dilutive.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 - RELATED PARTIES TRANSACTIONS AND BALANCES:

“Related Parties” - As defined in IAS 24, “Related Party Disclosures” (hereinafter- “IAS 24”).

Key management personnel - included together with other entities in the said definition of “related parties” in IAS 24, include the members of the Board of Directors and senior executives.

a.	Transactions with related parties:

1)	Compensation to related parties:

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands
Payroll, bonuses, share based compensation and related expenses to interested parties employed by the Company	285	234	307
Management fees, consulting fees and bonuses to interested parties hired by the Company	185	344	166
Compensation to directors who are not employed by the Company	66	57	36

2)	Compensation to key management personnel:

The compensation paid to key management personnel for work services they provide to the Company is as follows:

	Year ended December 31
	2018	2017	2016
	U.S. dollars in thousands
Payroll and other short-term benefits	1,573	1,073	703
Bonuses and Commissions	146	178	-
Advisory fees	-	73	246
Management fees	185	222	166
Share-based payments	219	665	1,291
	2,123	2,211	2,406

b.	Other transactions with related parties:

1)	As part of the ongoing running of its business, the Company receives management services from the then Chairman of the Board of Directors, in consideration for a monthly payment of $15 thousand. In the years 2018, 2017 and 2016, the total amounts in respect of these engagements amounted to $185, $222 and $166 thousand, respectively. As of December 31, 2018 and December 31, 2017 the payable balance amounted to $15 thousand for each year.

2)	During 2017 and 2016, the Company employed related parties of its shareholders. The total amounts relating to those commitments amounted to $121 and $114 thousand, respectively. As of December 31, 2017, the payable balance amounted to $12 thousand.

3)	On February 4, 2015, the then Company’s controlling shareholder and Chairman of the Board of Directors transferred to RSAccess an amount of approximately $62 thousand (242 thousand NIS), which was to be used to partly repay its debt to the Safe-T. The funds were transferred as a loan, which does not bear interest, with the aim that RSAccess will repay the loan as soon as possible out of revenue proceeds or out of investment proceeds it will receive from Safe-T. In September 2017, following the completion of the merger of RSAccess into Safe-T, the loan was fully repaid with no interest.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 - RELATED PARTIES - TRANSACTIONS AND BALANCES (continued):

4)	During 2018 and 2017, the Company paid certain amounts to a subsidiary of a related party, who is a shareholder. The amounts were paid in respect of participation in revenues from services provided to a customer, including maintenance and support services. The total amount paid in the 12 months ended December 31, 2018 and 2017, were $10 thousand for each year.

NOTE 21 - ENTITY LEVEL DISCLOSURES:

Management has determined the operating segment based on the information reviewed by the chief operating decision maker for the purposes of allocating resources and assessing performance. Accordingly, for management purposes, the Company has one operating segment, which is based on its revenues from licenses and services.

As of the date of these consolidated financial statements, the Company’s activities are mainly focused on data security services and development and marketing of data security solutions. Most of the Company’s customers are commercial Israeli and American companies. The remaining Company customers are European companies. Set forth below is a breakdown of the Company’s revenues by geographic regions:

	Israel	USA	Other	Total
		U.S. dollars in thousands
Company’s revenues:
For the year 2018	988	353	125	1,466
For the year 2017	823	227	46	1,096
For the year 2016*	590	243	10	843

*	The Company has initially applied IFRS 15 using the modified retrospective approach, the comparative information is not restated, See Note 2(q).

Principal customers:	Year ended December 31
	2018	2017	2016*
	U.S. dollars in thousands
Revenue with principal customers	308	436	499

	Percentage of total sales
Customer A	8%	21%	23%
Customer B	2%	13%	-
Customer C	11%	2%	-
Customer D	10%	-	-
Customer E	2%	3%	23%
Customer F	1%	3%	14%

*	The Company has initially applied IFRS 15 using the modified retrospective approach, the comparative information is not restated, See Note 2(q).

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 - SUBSEQUENT EVENTS:

a.	Options cancellation

On February 20, 2019, 1,586,048 options out of some the options grants described under Note 12 were cancelled following a Board of Directors approval and the relevant employees and consultant’s approvals of the cancellation.

b.	B Warrants replacement

On January 22, 2019 the Company signed agreements with several investors from the Nasdaq public offering (See Note 13(e)) to exchange the Series B warrants that entitled the investors to purchase 245,490 ADSs for nominal exercise price that weren’t registered with the U.S. Securities and Exchange Commission, with fully vested warrants to purchase up to 306,863 ADSs that include a mechanism for cashless exerciser.

As of the date of the approval of the financial statements, a total of 141,754 ADSs are issuable upon the exercise of 28,629 Series B warrants and 113,125 Series B exchange (cashless) warrants.

c.	Share purchase agreement

In January 2019, the Company signed a non-binding letter of intent (LOI) for the acquisition of a fast-growing Israeli company in the business proxy network solution industry. Under the terms of the LOI, the Company will purchase all of the purchased company’s issued and outstanding shares. The expected payment for the transaction is $9.7 million, which will be paid in a combination of equity and cash. The consideration may include an additional earn-out payment in 2020, subject to the level of increase of the purchased company’s sales during 2019 compared to 2018.

Pursuant to the LOI, the parties will enter into definitive agreements within 40 days, and the closing will take place no later than 45 days thereafter, subject to closing conditions. There is no assurance that definitive agreements will ever be entered into and that the transaction will ever be closed.

The closing of the shares and assets purchase is subject, among other conditions, to the approval of the Company’s shareholders and signing definitive agreements.