Form 20-F
period 2019-12-31
Safe-T Group Ltd.
filed 2020-03-31
CIK 1725332

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-8610

SAFE-T GROUP LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel

(Jurisdiction of incorporation or organization)

8 Abba Eban Ave.

Herzliya

4672526 Israel

(Address of principal executive offices)

Shachar Daniel

Chief Executive Officer

+972-9-8666110

Shachar.daniel@safe-t.com

8 Abba Eban Ave.

Herzliya

4672526, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depository Shares each representing 40 Ordinary Shares, no par value per share(1) Ordinary Shares, no par value per share(2)	SFET	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

66,859,992 Ordinary Shares, no par value, as of December 31, 2019.

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

Yes ☐ No ☒

i

INTRODUCTION

We are a provider of Zero-Trust Access solutions that mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that the organization’s access practices, whether into the organization or from the organization out to the internet, is secured according to the philosophy of Zero-Trust, “validate first, access later.” This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

With Safe-T’s patented reverse access technology and proprietary routing technology, organizations of all sizes and types can secure their data, services and networks against internal and external threats. Our reverse access technology allows the “reverse movement” of communication, and is designed to reduce the need to store sensitive data in the demilitarized zone, or the DMZ, which is a network (physical or logical) used to connect hosts that provide an interface to an untrusted external network while keeping the internal, private network separated and isolated form the external network, and to open ports in the organizations’ firewall, thus enabling secure access to networks and services, and provides strong perimeter security. At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation. Safe-T’s Zero+ family of secure access solutions reduces organizations’ attack surface and improves their ability to defend against modern cyberthreats.

Also, we offer our Secure Internet Access, or SIA, service network which currently generates most of our revenues. The service is based on partnership agreements and technology which enables our customer to access the internet through tens of internet service providers, or ISPs, networks and 12 points of presence, or PoPs, across major Internet exchange points, or IXPs, globally. The service’s performance and scalability are enhanced by our proprietary proxy traffic optimization and routing technology.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Safe-T” refer to Safe-T Group Ltd. and its wholly owned subsidiaries NetNut Ltd., or Net Nut, and Safe-T Data A.R Ltd., or Safe-T Data, an Israeli corporation, and Safe-T Data’s wholly owned subsidiary, Safe-T USA Inc., a Delaware corporation.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

On September 26, 2019, our shareholders approved a reverse split, or the Reverse Split, of our share capital by a ratio of up to 20:1. On October 2, 2019, our Board of Directors resolved that the final ratio of the Reverse Split will be 20:1, to be effective on the Nasdaq Capital Market on October 21, 2019. All descriptions of our share capital herein, including share amounts and per share amounts, are presented after giving effect to the Reverse Split.

All descriptions of our share capital in this annual report on Form 20-F assume the issuance of 1,431 American Depositary Shares, or ADSs, (representing 57,240 Ordinary Shares) upon the exercise of warrants with a nominal exercise price and the issuance of 11,392 ADSs (representing 455,680) upon the exercise of prefunded warrants, outstanding as of March 29, 2020.

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

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. We derived the selected data under the captions “Consolidated Statements of Profit or Loss” for the years ended December 31, 2019, 2018 and 2017, and “Consolidated Statements of Financial Position Data” as of December 31, 2019 and 2018 from the audited consolidated financial statements included elsewhere in this annual report on Form 20-F. We derived the selected data under the captions “Consolidated Statement of Financial Position Data” as of December 31, 2017 from audited financial statements that are not included in this annual report on Form 20-F. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements. Other financial and operating data contains unaudited information that is not derived from our consolidated financial statements.

	Year Ended December 31,
U.S. dollars in thousands, except share and per share data	2017	2018	2019
Consolidated Statements of Profit or Loss:
Revenues	1,096	1,466	3,284
Cost of revenues	583	791	1,889
Gross profit	513	675	1,395
Research and development expenses	1,608	2,414	2,485
Selling and marketing expenses	4,051	5,542	3,783
General and administrative expenses	2,150	1,925	3,757
Impairment of goodwill	-	-	1,002
Contingent consideration measurement	-	-	159
Total operating expenses	7,809	9,881	11,186
Operating loss	(7,296)	(9,206)	(9,791)
Finance income (expenses), net	1,984	(2,541)	(3,184)
Loss before taxes on income	(5,312)	(11,747)	(12,975)
Taxes on income	(1)	(6)	(23)
Net loss for the year	(5,313)	(11,753)	(12,998)
Basic loss per Ordinary Share	(5.76)	(6.66)	(0.96)
Diluted loss per Ordinary Share	(5.76)	(6.99)	(1.03)

U.S. dollars in thousands	As of December 31,
	2017	2018	2019
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	3,514	3,717	4,341
Total assets	5,927	6,368	17,837
Total non-current liabilities(1)	978	331	1,554
Accumulated loss	(37,936)	(49,689)	(62,687)
Total shareholders’ equity	3,141	3,710	2,777

(1)	We adopted Amendments to International Accounting Standard, or IAS, 1, “Classification of Liabilities as Current or Non-Current,” or IAS 1, under which we classified in the statement of financial position convertible debentures and derivative financial instruments as part of current liabilities. The amendment was applied retrospectively and as a result we reclassified derivative financial instruments amounting to $237,000 and $729,000 as of December 31, 2017 and 2018, respectively, to current liabilities.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Financial Condition and Capital Requirements

We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred losses since the date of inception of Safe-T Data, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products globally.

From June 2011 until June 2016, we were a “shell corporation” and did not have any business activity, excluding administrative management. On June 15, 2016, we closed a merger transaction, or the Merger Transaction, with Safe-T Data, whereby we acquired 100% of the share capital of Safe-T Data. Since the date of the Merger Transaction, we have devoted substantially all of our financial resources to develop and commercialize our products and to extend our business by acquisitions. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on on-going development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products globally. We anticipate that our expenses will increase substantially if and as we:

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

According to our management’s estimates, based on our current cash on hand and further based on our budget, we believe that we have sufficient resources to continue our activities until at least August 2020. Since we might be unable to generate sufficient revenue or cash flow to fund our operations for the foreseeable future, we will need to seek additional equity or debt financing to provide the capital required to maintain or expand our operations. We expect we will also need additional funding for developing products and services and other related activities, increasing our sales and marketing capabilities, and promoting brand identity, as well as for working capital requirements and other operating and general corporate purposes.

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

The report of our independent registered public accounting firm on our audited consolidated financial statements as expected for the period ended December 31, 2019 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Risks Related to Our Business and Industry

The IT security and IP Proxy Network markets are rapidly evolving within the increasingly challenging landscape. If the industry does not continue to develop as we anticipate, our sales will not grow as quickly as expected and our share price could decline.

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

We are in breach of certain provisions of the Share and Asset Purchase Agreement with NetNut.

On April 4, 2019, we entered into a share and asset purchase agreement, or the Share and Asset Purchase Agreement, with NetNut, pursuant to which we acquired 100% of the fully diluted share capital of NetNut. In connection with the Share and Asset Purchase Agreement we were required to transfer $300,000 to NetNut prior to June 15, 2019, for the purposes of its business and activities as a wholly-owned subsidiary of the Company. As of December 31, 2019, we transferred $175,000. Currently, we accounted for earnout payment based on the provisions of the Share and Asset Purchase Agreement, as well as a provision for a potential compensation to NetNut’s former shareholders due to the breach. If the abovementioned breach leads to litigation, there can be no assurance that we will prevail in any legal proceedings instituted by NetNut, or that such proceedings will not have a material adverse effect on our business, financial condition or results of operations. See “Item 10C. Additional Information -Material Contracts” for additional information.

We have not yet successfully completed the development of our current products. Our research and development efforts may not produce successful products or enhancements to our solution that result in significant revenue or other benefits in the near future, if at all.

We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to continuously evolve the development of our products and maintain our competitive position. As a result, our business is significantly dependent on our ability to successfully complete the development of our next generation products. Investing in research and development personnel, developing new products and enhancing existing products is expensive and time consuming, and there is no assurance that such activities will result in successful development of our products, significant new marketable products or enhancements to our products, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

If we fail to effectively manage our growth, our business and operations will be negatively affected, and as we invest in the growth of our business, we expect our operating and net profit margins to decline in the near-term.

We have experienced significant growth in a relatively short period of time and intend to continue to aggressively grow our business. Our annual operating expenses may continue to increase as we invest in sales, marketing, research and development. Our growth to date has placed significant demands on our management, sales, operational and financial infrastructure, and our growth will continue to place significant demands on these resources. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate. We may also not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of current and additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

As we invest in the growth of our business, we expect that these investments will result in increased costs and may impact our short and mid-term operating and net profit margins. A failure to meet market expectations regarding our profitability could have an adverse effect on the price of our Ordinary Shares and ADSs.

Our quarterly and annual results of operations may fluctuate for a variety of reasons, including our failure to close significant sales before the end of a particular quarter.

Even if we are successful in introducing our products to the market, our operating results and financial condition of may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market or the expectations of securities analysts or investors, the market price of our Ordinary Shares and the ADSs will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors:

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

False detection of threats, while typical in our industry, may reduce perception of the reliability of our products and may therefore adversely impact market acceptance of our products. If our solution restricts legitimate privileged access by authorized personnel to IT systems and applications by falsely identifying those users as an attack or otherwise unauthorized, our customers’ businesses could be harmed. There can be no assurance that, despite testing by us, errors will not be found in existing and new versions of our products, resulting in loss of or delay in market acceptance. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

If we are unable to acquire new customers, our future revenues and operating results will be harmed.

Our success depends on our ability to acquire new customers. The number of customers that we add in a given period impacts both our short-term and long-term revenues. If we are unable to attract a sufficient number of new customers, we may be unable to generate revenue growth at desired rates. The IT security market is competitive and many of our competitors have substantial financial, personnel, and other resources that they utilize to develop products and attract customers. As a result, it may be difficult for us to add new customers to our customer base. Competition in the marketplace may also lead us to win fewer new customers or result in us providing discounts and other commercial incentives. Additional factors that impact our ability to acquire new customers include the perceived need for IT security, the size of our prospective customers’ IT budgets, the utility and efficacy of our existing and new offerings, whether proven or perceived, and general economic conditions. These factors may have a meaningful negative impact on future revenues and operating results. With respect to our proxy network business, while many companies understand the problem of doing competitive analysis, data collection, and other internet protocol, or IP, proxy network, or IPPN, use cases, widespread awareness of IPPNs is still lacking. Proxy networks are well understood, and virtual private networks are gaining in popularity, but IPPNs are still in the early adopter phase among companies who stand to benefit from them. This restraint accounts for not all IPPN vendors having the marketing budgets to promote themselves, through the total market should be helped by larger vendor advertising. This restraint counterbalances the increasing awareness driver.

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

We face intense competition from IT security and IPPN vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The IT security market in which we operate is characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of IT security products. Our current and potential future competitors include NortonLifeLock Inc. (formerly known as Symantec), Cyxtera Technologies, Inc., Akamai Technologies, Inc. and Zscaler, Inc. in the software defined perimeter and application access market, and also include providers of IPPNs, such as Luminati Networks Ltd, Oxylabs Networks Pvt. Ltd., BiScience Inc. and others. Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current solution and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. Additionally, from time to time we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our solution. Such companies may enjoy stronger sales and service capabilities in their particular regions.

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

We depend significantly on our sales force to attract new customers and expand sales to existing customers. In 2019 and 2018, we generated 81% and 53%, respectively, of our revenues from direct sales. As a result, our ability to grow our revenues depends in part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. We expect to continue to expand our sales personnel significantly and face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales personnel in a short time requires the allocation of internal resources. We invest significant time and resources in training new sales force personnel to understand our solutions and growth strategy. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

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

In addition to our direct sales force, we rely on our OEM and channel partners to sell and support our solutions in the United States, Europe, Asia Pacific, Africa and Israel. In 2019 and 2018, we generated approximately 19% and 47%, respectively, of our revenues from sales to channel partners and while the cost of our sales through partners was less in 2019 compared to previous years, mainly because of direct sales of our SIA solution, we expect that channel partners will represent a substantial portion of our revenues for the foreseeable future. Most of our agreements with channel partners are non-exclusive, meaning our partners may offer customers IT security products from other companies, including products that compete with our solution. If our channel partners do not effectively market and sell our solution, or choose to use greater efforts to market and sell their own products and services or the products and services of our competitors, our ability to grow our business will be adversely affected. Our channel partners may cease or deemphasize the marketing of our solution with limited or no notice and with little or no penalty. Further, new channel partners require training and may take several months or more to achieve productivity. The loss of a substantial number of our channel partners, the inability to replace them or the failure to recruit additional OEM or channel partners could materially and adversely affect our results of operations. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solution to customers or violates laws or our corporate policies. Our ability to grow revenues in the future will depend in part on our success in maintaining successful relationships with our OEM and channel partners and training our OEM and channel partners to independently sell and install our solution. If we are unable to maintain our relationship with OEM and channel partners or otherwise develop and expand our indirect sales channel, or if our OEM and/or channel partners fail to perform, our business, financial position and results of operations could be adversely affected.

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

On the IP Proxy side of our business, the legality of scraping publicly available web data was recently reaffirmed by the Ninth Circuit Court of Appeals (hiQ vs LinkedIn), but the way in which IPPNs are being built is still questionable. While other vendors install software on end users’ devices in order to build their networks, NetNut engages directly with ISPs in order to gain access to their networks.

A similar trend can be seen in Europe, where the European Banking Authority has issued directives regarding the security of online payments, and other information security requirements were put in place under the Data Protection Directive. In addition, in July 2016, the European Parliament approved the new cyber directive – The Directive on Security of Network and Information Systems – that is designed to set binding principles for tackling cyber threats in EU countries. This development in cyber regulation in the European Union constitutes another layer of regulation in addition to the GDPR, which came into effect in May 2018. The directive makes it obligatory for EU countries to pass as laws certain cyber security requirements in connection with operators of essential services that rely heavily on cyber infrastructures, such as companies and organizations that provide essential services to the public and suppliers of energy, transport, water, banking, financial market infrastructures, healthcare and digital infrastructure. Also, over the course of 2018, the European Union put into action significant legislative and regulatory measures that motivate companies to take steps that will enable them to be better prepared to face cyber threats. These regulatory and legislative measures also motivate organizations to take active measures to increase their information security.

These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could impact whether our solution enables our customers to maintain compliance with such laws or regulations. If we are unable to adapt our solution to changing government regulations and industry standards in a timely manner, or if our solution fails to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to IT security and/or the IP proxy sector are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses, and our customers may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

Our model for long-term growth depends upon the introduction of new products. If we are unable to develop new products or if these new products are not adopted by customers, our growth will be adversely affected.

Our business depends on the successful development and marketing of new products, including adding complementary offerings to our current products. For example, in October 2018, we completed the development of the first version of our Secure Application Access, or SAA, solution, which is designed to reduce cyber-attacks by hiding mission-critical data at the perimeter, limiting access to authorized and intended entities, on premise or in the cloud. In addition, during 2019, we released our initial beta version of our ZoneZero solution. ZoneZero is designed to add zero trust capabilities on exiting Virtual Private Network, or VPN, infrastructures. Development and marketing of new products require significant up-front research, development and other costs, and the failure of new products we develop to gain market acceptance may result in a failure to achieve future sales and adversely affect our competitive position. There can be no assurance that any of our new or future products will achieve market acceptance or generate revenues at forecasted rates or that the margins generated from their sales will allow us to recoup the costs of our development efforts.

Failure by us or our partners to maintain sufficient levels of customer support could have a material adverse effect on our business, financial condition and results of operations.

Our customers depend in large part on customer support delivered through our partners or by us to resolve issues relating to the use of our solution. However, even with our support and that of our partners, our customers are ultimately responsible for effectively using our solution and ensuring that their IT staff is properly trained in the use of our products and complementary security products. The failure of our customers to correctly use our solution, or our failure to effectively assist customers in installing our solution and providing effective ongoing support, may result in an increase in the vulnerability of our customers’ IT systems and sensitive business data. Additionally, if our partners do not effectively provide support to the satisfaction of our customers, we may be required to provide support to such customers, which would require us to invest in additional personnel, which in turn would require significant time and resources. We may not be able to keep up with demand, particularly if the sales of our solution exceed our internal forecasts. To the extent that we or our partners are unsuccessful in hiring, training and retaining adequate support resources, our ability and the ability of our partners to provide adequate and timely support to our customers will be negatively impacted, and our customers’ satisfaction with our products will be adversely affected. Accordingly, our failure to provide satisfactory maintenance and technical support services could have a material and adverse effect on our business and results of operations.

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

Additionally, our global sales and operations are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

●	higher costs of doing business globally, including costs incurred in maintaining office space, securing adequate staffing and localizing our contracts;

●	fluctuations in exchange rates between the NIS and foreign currencies in markets where we do business;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●	risks associated with trade restrictions and foreign legal requirements, including any importation, certification, and localization of our platform that may be required in foreign countries;

●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

●	compliance with anti-bribery laws, including, without limitation, compliance with the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

●	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, consolidated financial statements;

●	reduced or uncertain protection of intellectual property rights in some countries;

●	social, economic and political instability, terrorist attacks and security concerns in general;

●	an outbreak of a contagious disease, such as coronavirus, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	laws and business practices favoring local competition;

●	being subject to the laws, regulations and the court systems of many jurisdictions; and

●	potentially adverse tax consequences.

These and other factors could harm our ability to generate future global revenues and, consequently, materially impact our business, results of operations and financial condition.

Weakened global economic conditions may affect our industry, business and results of operations.

Our overall performance depends on worldwide economic conditions. These conditions affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our secure access solutions, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscription contracts, or affect renewal rates, all of which could adversely affect our operating results. In addition, in a weakened economy, companies that have competing products may reduce prices which could also reduce our average selling prices and harm our operating results.

We face business disruption and related risks resulting from the recent outbreak of the novel Coronavirus 2019 (COVID-19), which could have a material adverse effect on our business and results of operations.

Our operations and business could be disrupted and materially adversely affected by the recent outbreak of COVID-19. The spread of COVID-19 from China to other countries has resulted in the Director General of the World Health Organization declaring the outbreak of COVID-19 as a Public Health Emergency of International Concern (PHEIC), based on the advice of the Emergency Committee under the International Health Regulations (2005), and the Centers for Disease Control and Prevention in the United States issued a warning on February 25, 2020 regarding the likely spread of COVID-19 to the United States. International stock markets have begun to reflect the uncertainty associated with the slow-down in the Chinese economy and the reduced levels of international travel experienced since the beginning of January and the significant decline in the Dow Industrial Average at the end of February and beginning of March 2020 was largely attributed to the effects of COVID-19. The COVID-19 may also adversely affect our ability to conduct our business effectively due to disruptions to our capabilities, availability and productivity of personnel, while we simultaneously attempt to comply with rapidly changing restrictions, such as travel restrictions, curfews and others. In particular, following recommendations from the Israeli Ministry of Health and the Ministry of Finance, on March 16, 2020, the Israeli prime minister announced new and more restrictive instructions under which businesses in the private sector must reduce their onsite workforce by 70%. Additional instructions require “non-essential” businesses to shut down, and the public sector to further reduce its workforce. On March 19, 2020, emergency regulations enacted by the Israeli authorities restricted outdoor activities of all citizens. Currently travel to and from work is still permitted, however the authorities may place additional, more restrictive measures on businesses and individuals. Though we may still operate under such regulations, any additional actions taken by the Israeli government could further limit that ability which may have a material adverse effect on our operations and financial results. A significant reduction in our workforce and our compliance with instructions imposed by Israeli authorities may harm our ability to continue operating our business and materially and adversely affect our operations and financial condition. Further, we cannot assure you that we will be designated an “essential business”, as defined under the new instructions, and moreover, we cannot foresee whether the Israeli authorities will impose further restrictive instructions, which if implemented may lead to significant changes and potentially a shutdown of our operations.

Authorities around the world have and may continue implementing similar restrictions on business and individuals in their jurisdictions. We are still assessing our business operations and system supports and the impact COVID-19 may have on our results and financial condition, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-019 or its consequences, including downturns in business sentiment generally or in our sector in particular.

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

Our functional and reporting currency is the U.S. dollar and we generate a majority of our revenues in U.S. dollars. A material portion of our operating expenses is incurred outside the United States, mainly in NIS and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in NIS. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. We are therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates which may be material and may also cause fluctuations in reported financial information that are not necessarily related to its operating results. We expect that the majority of our revenues will continue to be generated in U.S. dollars with the balance in NIS for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS and partially in U.S. dollar. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

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

As part of our business strategy and in order to remain competitive, we are evaluating acquiring or making investments in complementary companies, products or technologies on an on-going basis. We have completed two acquisitions to date – our Telepath technology purchased from Cykick Labs Ltd. and NetNut with its business proxy server solution (Secured Internet Access). However, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is yet unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our Ordinary Shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

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

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2019, 2018 and 2017. As defined in Regulation 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that currently we do not have sufficient qualified staff to provide for effective control over a number of aspects of our accounting and financial reporting process under IFRS.

We have implemented measures to remediate identified material weaknesses. Those remediation measures are ongoing and include working with accounting and finance employees with a requisite level of experience and the implementation of additional control activities related to the period-end financial reporting process. While we believe that these efforts will improve our internal control over financial reporting, the implementation of our remediation is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles.

Although we believe there has been some progress in remediating this weakness, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

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

Our reverse access technology is patent protected in several jurisdictions: United States, Europe (including Austria, Switzerland, Germany, Spain, France, United Kingdom and Italy), Israel, China and Hong-Kong.

We have filed a petition to revive a patent application underlying our Telepath technology, which we obtained as part of the technology purchased from Cykick Labs Ltd. The petition was granted in November 2018 and the application is undergoing examination processes. There is no guarantee that pending or future patent registration applications will result in patent registrations. Failure to complete patent registration may allow other entities to manufacture our products and compete with them. We also have several trademarks registered in the United States, Israel, the European Union and China.

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

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned patent or pending applications, or that we were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After 2013, the United States has moved to a first to file system. Changes in the way patent applications will be prosecuted and could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. Patent and Trademark Office, or the USPTO, or made a misleading statement, during prosecution. The validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

In 2014, the U.S. Supreme Court addressed the question of whether patents related to software are patent eligible subject matter. The Supreme Court did not rule that patents related to software were per se invalid or that software-related inventions were unpatentable. The Supreme Court outlined a test that the courts and the USPTO must apply in determining whether software-related inventions qualify as patent eligible subject matter. The decision and other decisions following that decision have resulted in many software patents having been found invalid as not claiming patent eligible subject matter. Our U.S. patents were examined after the Supreme Court decision and are presumed valid, but that does not mean that our issued patents cannot be challenged.

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

Because of the expense of litigation, we may be unable to enforce our intellectual property rights, unless we obtain the agreement of a third party to provide funding in support of our litigation. We cannot assure that we will be able to obtain third party funding, and the failure to obtain such funding may impair our ability to monetize our intellectual property portfolio. Since we do not have funds to pursue litigation to enforce our intellectual property rights, we are dependent upon the valuation which potential funding sources give to our intellectual property. In determining whether to provide funding for intellectual property litigation, the funding sources need to make an evaluation of the strength of our patents, the likelihood of success, the nature of the potential defendants and a determination as to whether there is a sufficient potential recovery to justify a significant investment in intellectual property litigation. Typically, such funding sources receive a percentage of the recovery after litigation expenses, and seek to generate a sufficient return on investment to justify the investment. Unless that funding source believes that it will generate a sufficient return on investment, it will not fund litigation. We cannot assure that we will be able to negotiate funding agreements with third party funding sources on terms reasonably acceptable to us, if at all. Because of our financial condition, we may only be able to obtain funding on terms which are less favorable to us than we would otherwise be able to obtain. Furthermore, even if we enter into funding agreements, there is no assurance that we will generate revenue from the funded litigation. Although the funding source makes its evaluation as to the likelihood of success, patent litigation is very uncertain, and we cannot assure that, just because we obtain litigation funding, we will be successful or that any recovery we may obtain will be significant. In addition, defending our intellectual property rights may depend upon our ability to retain the qualified legal counsel to prosecute patent infringement litigation. It may be difficult to find the preferred choice for legal counsel to handle our cases because many of these firms may have a conflict of interest that prevents their representation of us or because they are not willing to represent us on a contingent or partial contingent fee basis. It is difficult to predict the outcome of patent enforcement litigation at a trial level as it is often difficult for juries and trial judges to understand complex, patented technologies, and, as a result, there is a higher rate of successful appeals in patent enforcement litigation than more standard business litigation. Regardless of whether we prevail in the trial court, appeals are expensive and time consuming, resulting in increased costs and delayed revenue, and attorneys may be less likely to represent us in an appeal on a contingency basis especially if we are seeking to appeal an adverse decision. Although we may diligently pursue enforcement litigation, we cannot predict the decisions made by juries and trial courts. In connection with patent enforcement actions, it is possible that a defendant may file counterclaims against us or a court may rule that we have violated statutory authority, regulatory authority, federal rules, local court rules, or governing standards relating to the substantive or procedural aspects of such enforcement actions. In such event, a court may issue monetary sanctions against us or our operating subsidiaries or award attorney’s fees and/or expenses to the counterclaiming defendant, which could be material, and if we or our operating subsidiaries are required to pay such monetary sanctions, attorneys’ fees and/or expenses, such payment could materially harm our operating results, our financial position and our ability to continue in business.

Security breaches and other disruptions could compromise our information, expose us to liability and harm our reputation and business.

In the ordinary course of our business we collect and store sensitive data, including intellectual property, personal information and our proprietary business information. The secure maintenance and transmission of this information is critical to our operations and business strategy. We rely on commercially available systems, software, tools and domestically available monitoring to provide security for processing, transmitting and storing this sensitive data.

Hackers may attempt to penetrate our computer systems, and, if successful, misappropriate personal or confidential business information. In addition, an associate, contractor or other third-party with whom we do business may attempt to circumvent our security measures in order to obtain such information, and may purposefully or inadvertently cause a breach involving such information. While we continue to implement additional protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly.

Also, our information technology networks and infrastructure may still be vulnerable to damage, disruptions or shutdowns due to attack by hackers or breaches, employee error or malfeasance, power outages, computer viruses, telecommunication or utility failures, systems failures, natural disasters or other catastrophic events. Any such compromise could disrupt our operations, damage our reputation and subject us to additional costs and liabilities, any of which could adversely affect our business.

Risks Related to the Ownership of Our ADSs or Ordinary Shares

Issuance of a significant amount of additional Ordinary Shares on exercise or conversion of outstanding warrants and Convertible Notes and/or substantial future sales of our Ordinary Shares may depress our share price.

As of March 29, 2020, we had approximately 72.4 million Ordinary Shares issued and outstanding (assuming the exercise of warrants to purchase approximately 500,000 Ordinary Shares with nominal exercise price) and approximately 0.8 million of additional Ordinary Shares which are issuable upon exercise of outstanding employee options, warrants and upon the conversion of convertible debentures. The issuance of a significant amount of additional Ordinary Shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price. If these or other shareholders sell substantial amounts of our Ordinary Shares and/or ADSs, including shares issuable upon the exercise or conversion of outstanding warrants, convertible debentures or employee options, or if the perception exists that our shareholders may sell a substantial number of our Ordinary Shares and/or ADSs, we cannot foresee the impact of any potential sales on the market price of these additional Ordinary Shares, but it is possible that the market price of our Ordinary Shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate. Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our Ordinary Shares.

You may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive dividends or other distributions on our Ordinary Shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. Although, we do not currently anticipate paying any dividends, if we do, you will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, or the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

The price of the ADSs may be volatile.

The market price of the ADSs has fluctuated in the past. Consequently, the current market price of the ADSs may not be indicative of future market prices, and we may be unable to sustain or increase the value of your investment in the ADSs.

The warrants and pre-funded warrants are speculative in nature.

Our warrants and pre-funded warrants do not confer any rights of ownership of Ordinary Shares or ADSs on their holders, such as voting rights or the right to receive dividends, but only represent the right to acquire ADSs at a fixed price, and in the case of the warrants, for a limited period of time. Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire ADSs and pay an exercise price per ADS of $3.30, subject to adjustment upon certain events, prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value. In addition, commencing on the date of issuance, holders of the pre-funded warrants may exercise their right to acquire ADSs and pay an exercise price per ADS of $0.001, subject to adjustment upon certain events.

Holders of our warrants or pre-funded warrants will have no rights as shareholders until such holders exercise their warrants or pre-funded warrants and acquire our ADSs.

Until holders of the warrants or pre-funded warrants acquire our ADSs upon exercise of the warrants or pre-funded warrants, holders of the warrants or pre-funded warrants will have no rights with respect to our ADSs or Ordinary Shares underlying such warrants. Upon exercise of the warrants or pre-funded warrants, the holders thereof will be entitled to exercise the rights of a holder of ADSs only as to matters for which the record date occurs after the exercise date.

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

You may not have the same voting rights as the holders of our Ordinary Shares and may not receive voting materials in time to be able to exercise the right to vote.

Holders of the ADSs are not be able to exercise voting rights attaching to the Ordinary Shares underlying the ADSs on an individual basis. Instead, holders of the ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the Ordinary Shares in the form of ADSs. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise voting rights and may lack recourse if your ADSs are not voted as requested.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law and our articles of association, the minimum notice period required to convene a shareholders meeting is generally no less than 35 calendar days, but in some instances, 21 or 14 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their Ordinary Shares underlying the ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ADSs or Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards. As a result of this adoption, our consolidated financial statements may not be comparable to companies that comply with the public company effective date; and

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the consolidated financial statements.

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

As a “foreign private issuer” we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange, to file current reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Israeli Companies Law, or the Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2019, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, the share price and trading volume of our Ordinary Shares and ADSs could decline.

The trading market for our ADSs or Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our ADSs or Ordinary Shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the share price or trading volume of our ADSs or Ordinary Shares to decline.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

Risks Related to Israeli Law and Our Operations in Israel

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

As a company incorporated under the law of the State of Israel, we are subject to Israeli law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital and a majority of the offerees that do not have a personal interest in the tender offer approves the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Under the Israeli law, a potential bidder for the company’s shares, who would as a result of a purchase of shares hold either 25% of the voting rights in the company when no other party holds 25% or more, or 45% of the voting rights in the company where no other shareholders holds 45% of the voting rights, would be required to make a special purchase offer as set out in the provisions of the Israeli law. The Israeli law requires a special purchase offer to be submitted to shareholders for a pre-approval vote. A majority vote is required to accept the offer. An offeror who is regarded as a ‘controlling shareholder’ under Israeli law cannot vote on the resolution and the procedure includes a secondary vote of the non-voting shareholders and the shareholders who rejected the offer at pre-approval level. A special purchase offer may not be accepted unless shares that carry 5% of the voting rights in the target company are acquired. Furthermore, the shareholders may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, other than those who indicated their acceptance of the tender offer in case the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date. In addition, our articles of association provide for a staggered board of directors, which mechanism may delay, defer or prevent a change of control of the Company. See “Item 10.B Memorandum and Articles of Association—Provisions Restricting Change in Control of Our Company” for additional information.

Israeli tax considerations also may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies may be subject to certain restrictions and additional terms. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. See “Item 10.E. Taxation—Israeli Tax Considerations and Government Programs” for additional information.

Your rights and responsibilities as a holder of our securities will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares (and therefore indirectly, the ADSs and the warrants) are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations. See “Item 6.C. Board Practices—Duties of Shareholders” for additional information.

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this annual report in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel and our corporate headquarters are located in Israel. The vast majority of our executive officers and directors and the Israeli experts named in this annual report on Form 20-F are located in Israel. All of our assets and most of the assets of these persons are located in Israel. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices, corporate headquarters and research and development facilities are located in Israel. In addition, all of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, the Hamas militant group (an Islamist militia and political group that controls the Gaza strip) and the Hezbollah (an Islamist militia and political group based in Lebanon). Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect business conditions in Israel in general and our business in particular, and adversely affect our product development, our operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport, could prevent or delay our regular operation, product development and delivery of products.

In addition, since 2010 political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. . Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008 the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

In addition, Israel is experiencing a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. Since then Israel held general elections three times – in April and September of 2019 and in March of 2020. The Knesset has not passed a budget for the year 2020, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. In the event that the current political stalemate is not resolved during 2020, our ability to conduct our business effectively may be adversely affected.

Certain of our research and development activities and programs were supported by Israeli Governmental grants, some of which were sold or are in the process of selling. The terms of such grants may require us, in the future, to pay royalties and to satisfy specific conditions if and to the extent we receive future royalties or in order to complete the sale of such grant-based technologies and programs. We may be required to pay penalties in addition to payment of the royalties.

Our research and development efforts with respect to some of our past activities, including development of Secure Cloud Storage Access, were financed in part through royalty-bearing grants from the Israel Innovation Authority, or the IIA. As of March 29, 2020, we have completed the payment of royalties derived from the aggregate amount of $146,000 we received from the IIA for the development of our abovementioned technologies. Nevertheless, we are still bound by certain aspects of the Israeli Industrial Research and Development Law, or the Research and Development Law. Furthermore, pursuant to the technology purchase agreement between Safe-T Data and Cykick Labs Ltd., approved by the IIA in July 2018, we are committed to pay royalties on grants received from the IIA in connection with the technology purchased under this agreement in the amount of approximately $0.4 million from our income generated from products incorporating such technology. Additionally, in July 2018, we received a notice from the IIA regarding an obligation at the approximate amount of $0.5 million, made by an incubator center, which Cykick Labs Ltd. was a part of. According to the IIA, in order to receive the IIA’s approval to export the technology purchased from Cykick Labs Ltd., we would be required to obtain a commitment from the incubator center, taking the obligation upon themselves. If we do not obtain such commitment, we would be required to take this obligation upon our self, otherwise, the IIA will not approve any future export of the technology purchased from Cykick Labs Ltd. We have sent a letter to the IIA, rejecting its claims. As of the date of this annual report on Form 20-F, the IIA has not responded to our letter. We cannot be sure that the IIA will accept our arguments, which, if not accepted, may result in the expenditure of financial resources or may impair our ability to transfer or sell our technology outside of Israel.

We are committed to pay royalties with respect to aforesaid grants until 100% of the U.S. dollar-linked grant plus annual London Interbank Offered Rate, or LIBOR, interest is repaid. Nonetheless, the amount of royalties that we may be required to pay, may be higher in certain circumstances, such as when the manufacturing activity / know how is transferred outside of Israel. The United Kingdom’s Financial Conduct Authority, which regulates the LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA. Management continues to monitor the status and discussions regarding LIBOR. We are not yet able to reasonably estimate the expected impact.

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

Our legal and commercial name is Safe-T Group Ltd. We were incorporated in the State of Israel in December 1989, and are subject to the Companies Law. From June 2011 until June 2016, we were a “shell corporation” and did not have any business activity, excluding administrative management. On June 15, 2016, we closed a merger transaction, or the Merger Transaction, with Safe-T Data A.R Ltd., or Safe-T Data, whereby we acquired 100% of the share capital of Safe-T Data. Since the date of the Merger Transaction, we have devoted substantially all of our financial resources to develop and commercialize our products and to extend our business by acquisitions. Our Ordinary Shares have been trading on the Tel Aviv Stock Exchange, or TASE, since January 2000. As of July 7, 2016, and following the change of our name in the course of the Merger Transaction, our symbol on the TASE has been “SAFE.” ADSs representing our Ordinary Shares have been trading on the Nasdaq Capital Market under the symbol “SFET” since August 17, 2018.

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

Our capital expenditures for 2019, 2018 and 2017 amounted to $46,000, $352,000 and $32,000, respectively. These expenditures were primarily for purchases of fixed assets and development expenditures capitalized as intangible assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

We are a provider of Zero-Trust Access solutions that mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that the organization’s access practices, whether into the organization or from the organization out to the internet, is secured according to the philosophy of Zero-Trust, “validate first, access later.” This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

With Safe-T’s patented reverse access technology and proprietary routing technology, organizations of all sizes and types can secure their data, services and networks against internal and external threats. Our reverse access technology allows the “reverse movement” of communication, and is designed to reduce the need to store sensitive data in the DMZ, and to open ports in the organizations’ firewall, thus enabling secure access to networks and services, and provides strong perimeter security. At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation. Safe-T’s Zero+ family of secure access solutions reduces organizations’ attack surface and improves their ability to defend against modern cyberthreats.

Also, we offer our SIA service network which currently generates most of our revenues. The service is based on partnership agreements and technology which enables our customers to access the internet through tens of ISPs, networks and 12 PoPs across major IXPs globally. The service’s performance and scalability are enhanced by our proprietary proxy traffic optimization and routing technology.

In April 2018, we received the 2018 Fortress Cyber Security Award for compliance and authentication and identity and were the finalists in the 2018 Cyber Defence Magazine Infosec Awards.

We offer three main access solutions:

●	Secure Application Access (SAA)– a solution based on Software Defined Perimeter concepts. It grants access to applications on a need-to-know basis only, while giving our clients’ users fast and seamless access to the resources they need.

●	Secure File Access (SFA) – reduces insider threats by transforming standard network drives into secure, encrypted and access-controlled drives, exposing sensitive information on a “need-to-know” basis only. Eliminates the need to rely on insecure file permissions and vulnerable Server Message Broker, or SMB, protocols.

●	Secure Internet Access (SIA) – business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

In addition, we have a legacy product called Secure Data Exchange, or SDE, which is designed to unify all data exchange scenarios of an organization, for example secure email, data vaults, secure file transfer protocol, or SFTP, replacements, automated file transfer scenarios and more. In the beginning of 2020, we decided to stop actively selling the SDE product, and only support existing customers. Nevertheless, this product still generates revenues, from renewal of maintenance and support contracts.

We have a customer base spanning several industries, including finance, healthcare, government agencies, commercial companies, online companies, retail and educational institutions. Our initial engagements with our customers either follow: (i) a license sale model, (ii) a lease subscription model between one to three years, which are renewable upon expiration, at our customers’ discretion, or (iii) in the case of SIA solution, short-term services model based on bandwidth utilization.

In November 2018, Safe-T was included in Gartner’s “Fact or Fiction: Are Software-Defined Perimeters Really the Next-Generation VPNs” report on software-defined perimeters and recognized by Gartner as one of seven session description protocol, or SDP, vendors. In this report, Safe-T was the only Israeli company, listed as a Representative Vendor1. In its April 2019 Market Guide for Zero-Trust Network Access, or ZTNA, Gartner identified Safe-T as a Representative Vendor for a stand-alone ZTNA offering.

1 Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

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

One of the principal elements of the field of information security and of our activities is the protection of data and applications from unauthorized access to information by, among others, sharing management and monitoring an organization’s information in a secure manner. According to a report by Verizon Communications Inc. from 2019, 69% of breaches were conducted by ‘outsiders.’ This statistic indicates that the authentication and access solutions currently utilized by enterprises are inadequate. Current solutions first provide access and then authenticate, which means that the attacker has gained access to the service or is on the network before he is authenticated. In addition, many current solutions do not control data access for internal users, creating a higher risk of attack. Our Zero+ family of secure access solutions authenticates users before providing access, and also controls what an authenticated user may do with the data. This prevents un-authenticated users from accessing internal services, and ensures authenticated users do not misuse data or services.

The exponential increase in high-risk data, the shift to cloud-based storage and distributed data centers connected by the internet contributes to increasing information security risks. The proliferation of external users, such as employees, business partners, contractors, internet of things, or IoT, devices, etc., exacerbates the existing potential for cyberattacks because enterprise applications and data are often “visible” outside the enterprise.

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

Vast amounts of data, including sensitive, personal and commercial information, are stored electronically and are typically connected to external networks, including the internet and in cloud storage. This information architecture has enabled threats that all organizations face, including:

●	distributed ‘denial of service’ attacks on published services and applications;

●	access to an organization’s data by unauthorized internal personnel;

●	access to an organization’s data and networks by outside hackers; and

●	unsecure transfer of information and files within an organization, and to and from third parties.

The data security market offers a variety of information security products that provide specific protection for a certain market or aspect of information security. Our products, however, offer various security capabilities to organizations designed to ensure full security of intra-organizational and inter-organizational data access. Further, our unique open extensible and customizable architecture integrates with many third-party security and identity provider vendors, ensuring a smooth integration into our customers’ networks.

Our products are designed to provide Zero-Trust access, by ensuring only trusted parties can access and use data and services. They surpass current access, authentication and encryption strategies by unifying and streamlining all systems while consolidating data exchange and connectivity.

Additional Market Trends

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

Current Practices and Solutions

In recent years, an increasing number of organizations have experienced hacking and information theft. This trend is the result of old network architectures, and legacy access solutions, which do not provide adequate information security solutions for accessing the organization’s data. The built-in weakness of these architectures is that the more services an organization wants to make publicly available, the more its networks are exposed.

The foundations that support our customers’ systems are built with connectivity, and not security, as an essential feature. Transmission control protocol, or TCP, connects before it authenticates. Security policy and user access based on IP lack context and allow architectures that exhibit overly permissive access. Most likely, this will result in a brittle security posture.

Many of our customers’ environments have changed considerably. For example, data and files which used to reside on-premises only, have now moved and also reside in private or public clouds. This shift makes traditional network and security architectures not relevant to current defense requirements, and makes networks vulnerable to attack. The threat to landscape is unpredictable. Our customers are getting hit by external threats from all over the world. However, the environment is not just limited to external threats. There are insider threats also within a user group, and insider threats across user group boundaries.

We summarize the current network challenges are as follows:

●	Connect First and Then Authenticate

TCP has a weak security foundation. When clients want to communicate and have access to an application: they first set up a connection. It is only after the connect stage has been carried out, that the authentication stage can be accomplished. Unfortunately, with this model, we have no idea who the client is until they have completed the connect phase. There is a possibility that the requesting client is not trustworthy.

●	The Network Perimeter

Networks began with static domains, whereby internal and external segments are separated by a fixed perimeter. Public IP addresses are assigned to the external host and private addresses to the internal. If a host is assigned a private IP, it is thought to be more trustworthy than if it has a public IP address. Therefore, trusted hosts operate internally, while untrusted hosts operate external to the perimeter. Here, the significant factor that needs to be considered is that IP addresses lack user-knowledge to assign and validate trust.

Today, IT has become more diverse since it now supports hybrid architectures with a variety of different user types, humans, applications and the proliferation of connected devices. Cloud adoption has become the norm these days since there is an abundance of remote workers accessing the corporate network from a variety of devices and places.

The perimeter approach no longer reflects the typical topology of users and servers accurately. It was actually built for a different era where everything was inside the walls of the organization. However, today, the organizations are increasingly deploying applications in the public clouds that are located in geographical locations. These are the locations that are remote from an organization’s trusted firewalls and the perimeter network. This certainly stretches the network perimeter.

Our customers have a fluid network perimeter where data and users are located everywhere. Hence, now we operate in a completely new environment. But the security policy controlling user access is built for static corporate-owned devices, within the supposed trusted local area network, or LAN.

●	Lateral Movements

A major concern with the perimeter approach is that it assumes a trusted internal network. However, evidently, 80% of threats are from internal malware or a malicious employee that will often go undetected.

Besides, with the rise of phishing emails, an unintentional click will give a bad actor the broad-level access. And once on the LAN, the bad actors can move laterally from one segment to another. They are likely to navigate undetected between, or within the segments.

Eventually, the bad actor can steal the credentials and use them to capture and exfiltrate valuable assets. Even social media accounts can be targeted for data exfiltration since they are not often inspected by the firewall as a file transfer mechanism.

●	Issues with the VPN

What is happening with traditional VPN access is that the tunnel creates an extension between the client’s device and the application’s location. The VPN rules are static and do not dynamically change with the changing levels of trust on a given device. They provide only network information which is a crucial limitation.

Therefore, from a security standpoint, the traditional method of VPN access enables the clients to have broad network-level access. This makes the network susceptible to undetected lateral movements. Also, the remote users are authenticated and authorized but once permitted to the LAN they have the coarse-grained access. This obviously creates a high level of risk as undetected malware on a user’s device can spread to an inner network.

Another significant challenge is that VPNs generate administrative complexity and cannot easily handle cloud, or multiple network environments. They require installation of end-user VPN software clients and to know where the application that they are accessing is located. Users would have to make changes to their VPN client software to gain access to the applications situated at different locations. In a nutshell, traditional VPNs are complex for administrators to manage and for users to operate.

Also, poor user experience will often occur as organizations will have to backhaul the user traffic to a regional data center. This adds latency and bandwidth costs.

Our Solution

According to a report published in March 2019 by Marketwatch, the SDP market is expected to reach $10 billion by 2023. In addition, according to Gartner, by 2023, 60% of enterprises will phase out most of their remote access VPNs in favor of ZTNA.

We offer a unique solution that decouples security from the physical network and also decouples application access from the network. Our solutions are based the concepts of Zero-Trust which presents a revolutionary development. It provides an updated approach that current security architectures fail to address.

Our family of secure access solutions is named: Safe-T Zero+. We offer a phased deployment model, enabling our customers to progressively migrate to zero-trust network architecture while lowering the risk of technology adoption. Safe-T’s Zero+ model is flexible to meet today’s diverse hybrid IT requirements. It satisfies the zero-trust principles that are used to combat today’s network security challenges.

The Safe-T Zero+ capabilities are in line with zero trust principles. With Safe-T Zero+, clients requesting access must go through authentication and authorization stages before they can access the resource. Any network resource that has not passed these steps is blackened. Here, URL rewriting is used to hide the backend services.

This reduces the attack surface to an absolute minimum and follows the Safe-T’s axiom: If you can’t be seen, you can’t be hacked. In a normal operating environment, for the users to get access to services behind a firewall, they have to open ports on the firewall. This presents security risks as a bad actor could directly access that service via the open port and exploit any vulnerabilities of the service.

Another paramount capability of Safe-T Zero+ is that it implements a patented technology called reverse access to eliminate the need to open incoming ports in the internal firewall. This also eliminates the need to store sensitive data in the DMZ. It has the ability to extend to on-premise, public, hybrid cloud, and meeting the IT requirements. Zero+ can be deployed on-premises, as part of Safe-T’s SDP services, or on Amazon Web Services, or AWS, Azure and other cloud infrastructures, thereby protecting both cloud and on-premise resources.

Zero+ provides the capability of user behavior analytics, or UBA, that monitors the actions of protected web applications. This allows the administrator to inspect the details of anomalous behavior. Thence, forensic assessment is easier by offering a single source for logging.

Finally, Zero+ provides a unique, native HTTPS-based file access solution for the new technology file system file system, replacing the vulnerable SMB protocol. In addition, users can create a standard mapped network drive in their Windows explorer. This provides a secure, encrypted and access-controlled channel to shared backend resources.

Our family of secure access solutions is designed to achieve the following:

●	Provide Zero-Trust access, by ensuring only trusted parties can access and use data and services;

●	Reduce the outward-facing attack surface by locking down and closing the incoming port in the firewall using our patented technology;

●	Unify and streamline all applications and security systems and modernize the security environment on the premises and in the cloud;

●	Protect and control access by separating the access layer from the authentication layer, which permits initial authentication of the user outside of an organization’s perimeter and only after authentication, connects the user to the desired service; a similar approach is used to segment internal networks;

●	Grant access transparently to an authenticated user without requiring any special end user client software;

●	Control file access, preventing data exfiltration, leakage, malware and ransomware;

●	Secure and control access to internet web sites; and

●	Monitor and report on all user actions, in order to detect anomalous behavior and risk.

Our family of secure access solutions is available via a variety of options (e.g. on-premises, via AWS Marketplace, and via the cloud as a service), enabling us to market them to all types of organizations, including cloud based companies, and those that are unable to use cloud-based data access services for various reasons, such as regulatory requirements (for example, energy companies, banks, insurance companies, investment firms and health organizations).

We offer our solution as a white label via OEM partners, as a bundled solution together with our channel partners’ complementary products, and as a bundled solution with companies which offer complementary anti-malware solutions. For example, we have integrated our secure data access solution as part of SecureAuth’s IdP solution. The integrated product was branded SecureAuth Access Gateway. Based on our secure reverse access technology, SecureAuth Access Gateway overcomes the challenges of today’s DMZ networks and network segmentation, prevents criminal application access, and protects classified networks within the enterprise infrastructure. SecureAuth’s secure front-end solution eliminates the need to store sensitive data in the DMZ, thereby reducing exposure to data breaches. SecureAuth sells the SecureAuth Access Gateway as a module within their authentication solution. Sales are made on an annual subscription basis, and we receive a mid-to-high double-digit percentage of such proceeds, subject to a minimum end user price.

We have similarly integrated our solution with other OEM partners and intend to pursue similar partnerships in the future.

Strategy

Our main goal is to become one of the leading vendors in the fields of cyber, data protection, information security and internet access. We operate in Israel, North America, Europe, Southeast Asia and Africa. We intend to continue our penetration efforts into the U.S. market. Among the steps that we have taken in order to penetrate the U.S. market was the recruitment of a U.S. based team that is being assisted by an advisory board consisting of industry professionals who serve in leading information security positions of big and medium sized U.S. companies. The main purpose of the team is the entering into engagements with distributors in the U.S. market and form collaborative engagements with other technology suppliers.

In addition, we are taking steps to expand our activities in Europe and Southeast Asia, and to enter into engagements with new business partners in those markets. We intend to continue investing resources in research and development in order to improve our existing products, and develop new and cutting-edge products and technologies to maintain our innovative position in the market.

We also intend to continue to:

●	engage with additional OEMs, resellers, distributors, system integrators and ISPs;

●	invest materially in marketing and sales activities; and

●	establish partnerships with industry leaders.

While we invest in further developing and marketing our current solutions, we maintain a strict control over our expenditures and budgets in order to reduce operating costs, streamline operations and improve our efficiency. We intend to continue our burn rate reduction, so we are better poised to achieve profitability.

Competition

The IT security market in which we operate is characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of IT security products. Our current and potential future competitors include NortonLifeLock Inc. (formerly known as Symantec), Cyxtera Technologies, Inc., Akamai Technologies, Inc. and Zscaler, Inc. in the software defined perimeter and application access market, and also include providers of IPPN such as Luminati Networks Ltd., Oxylabs Networks Pvt. Ltd., GrowSurf Inc. and others.

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

Moreover, we assume that our penetration into the U.S. market will have a positive effect on our competitive status, since approximately 40% of global spending on information security is spent in the U.S. market. We also believe that penetration into the U.S. market will have an effect on European customers, as a number of organizations in Europe often regard U.S. organizations as trusted references. In addition, since U.S. organizations are required by regulators to have in place information security solutions, many American financial institutions, healthcare organizations and government agencies dedicate large budgets to information security.

Competitive Strengths

We believe that our strengths include the following:

●	Our unique technology, which addresses the entire lifecycle of data and application access and usage, providing customers with a single solution which can consolidate into it both application and data access and usage technologies;

●	The scalability of our security solutions and the seamless integration of our solutions into the client’s data center with minimal disruption to an organization’s ongoing work;

●	Our solutions can integrate with other systems – a solution’s ability to interface with information security systems, databases, business systems and other systems in an organization is a highly important factor for the client when selecting a security solution;

●	Prior knowledge and experience of our personnel in the field of information access, sharing and security, as well as an experienced workforce that has the ability to develop our products in accordance with client requirements, as well as with variable market conditions and technological developments in the market;

●	Our ability to adapt to the frequent changes and developments in our area of activity as well as our ability to reply quickly to such changes and developments;

●	We are engaging with large and leading domestic and foreign customers. Engagements with large customers establish our status as a prominent player in the information security market and give us recognition and a reputation for reliability, which open up opportunities to engagements with other customers; and

●	We sign business and technological collaboration agreements – business distribution agreements or technology-based agreements that provide access to more markets and customers.

Products

1.	Secure Application Access (SAA)

SAA is designed to provide secure application access, by changing the way organizations grant secure external access to their services.

The solution offers secure and transparent access for all types of entities (people, applications, and connected devices) to any internal application, service and data, for example HTTP/S, SMTP, SFTP, SSH, APIs, RDP, and WebDAV.

The solution implements Safe-T’s patented reverse access (outbound) technology which eliminates the need to open incoming ports in the organization’s firewall.

The solution forces users to authenticate into resources first and then they are granted access by the solution. Configurable policies define the orchestrated authentication steps that each user or group member must perform. Now, backend services are not visible to unauthenticated users and the probability of suffering a successful attack is minimized.

To prevent authenticated users from performing unauthorized operations, Safe-T’s SSA provides UBA capabilities that monitor the actions of protected applications. The UBA technology is aimed to recognize hostile attacks on web-based services through the identification of the users’ anomalous behavior. We use the technology in order to strengthen the protection we already provide to our customers from such hostile attacks.

Our patented, unique and ground-breaking reverse access technology aims to enable secure access to communication networks and services by, among other things, protecting online business services from attacks, protecting the firewall from attacks, protecting the internal organizational networks from internal attacks and protecting the whole organization from external attacks.

Based on product comparisons that we have conducted, we believe that our SSA product, which includes our patented reverse access technology, is currently the broadest data access solution available within the SDP market. The benefit of utilizing our patented technology allows installing our solution in the intra-organizational network without opening any ports in the firewall, thus reducing dramatically the risk of security breaches by “hiding” an organization’s applications from unauthorized parties.

In addition, our SSA product is unique in the variety of models in which our customers can purchase it:

●	On-premise deployment – our customers purchase the product and deploy the different components in their data centers. The customer fully owns and manages the product.

●	Cloud service – our customers download from the Safe-T web site our Access Controller, while Safe-T manages the gateways in the Safe-T cloud.

●	Sales via Amazon AWS Marketplace - our customers purchase the product via the Amazon AWS Marketplace and deploy the different components in their AWS networks. The customer fully owns and manages the product.

Our product is unique because, unlike other vendors who encourage customers to “rip,” or remove, their VPN deployment from their network and replace it with a SDP solution, Safe-T takes a different approach. While we support the option of fully replacing a VPN solution, we also offer our customers an option of deploying our product together with the organization’s existing VPN infrastructure, enhancing VPN security by adding SDP capabilities while yielding a more fortified SDP and VPN infrastructure together. We named this unique deployment option ZoneZero, and it allows organizations to easily progress toward replacing existing VPN with SDP.

The SSA main benefits are:

●	Any setup: on-premise, on cloud or hybrid

●	Flexible - Client, Clientless and IoT versions with a VPN, instead of a VPN or next to a VPN

●	Full network segmentation using reverse access patented technology

●	Detects the presence of bots or authenticated malicious insiders using Telepath Behavioral Analytics thus preventing attacks before they happen

●	Scalable – fits any type and numbers of users, grows with the growing data demands

2.	Secure File Access (SFA)

SFA is the secure and smart way to access files internally without fear of data leakage. With SFA, you’ll transform your standard network drive to a secure, encrypted and access-controlled drive, exposing sensitive information on a “need to know basis” only, while eliminating the need to rely on insecure file permissions and vulnerable SMB protocols.

SFA acts as a secure file gateway between users and remote file servers, while enforcing policies to help prevent any unauthorized access or usage (changing file original format, encrypting files, Ransomware attacks, etc.). It enables internal users to gain transparent and secure access to sensitive information over the standard HTTP/S protocol and integrates with an organization’s authentication solution (e.g., Active Directory).

Research conducted by Digital Shadows concluded that the number of internet exposed files increased by 50% from March 2018 through May 2019, and in addition detected over 1 billion files exposed by SMB.

Today the SMB protocol is regarded as highly vulnerable to ransomware like the notorious NotPetya, WannaCry and NamPoHyu.

(Source: https://www.bleepingcomputer.com/news/security/one-year-after-wannacry-eternalblue-exploit-is-bigger-than-ever/)

Our SFA product provides the following unique advantages:

●	Ensures “need to know” basis access, preventing the next “Edward Snowden”;

●	Users do not need to change their normal behavior;

●	Adds layer of security missing from current file storages;

●	Tracks all user actions on files;

●	Switches from vulnerable SMB protocol to secure Web protocol; and

Prevents ransomware attacks.

The SFA main business benefits are:

●	Full segregation of duties, Isolating IT from business users

●	Seamless integration, and hassle-free unification with current file storage solutions

●	Control over sensitive information, keeping data in the right hands

●	Simple and easy deployment, no client installation

●	Enhanced risk reduction, preventing data theft and leakage

●	Minimized overall network attack footprint, by removing the insecure SMB protocol

3.	Secure Internet Access

Following the acquisition of Net Nut, as further detailed below, we launched our SIA service. Our SIA service network is based on partnership agreements and technology which enables its customer to access the internet through tens of ISP, networks and 12 PoPs across major IXPs globally. The service’s performance and scalability are enhanced by our proprietary proxy traffic optimization and routing technology.

The SIA service is a global IPPN service for business customers. It enables businesses to gather data over the Internet using residential IP addresses from various localities around the world. The SIA service supports a wide variety of use cases and provides several significant benefits to its business users. For example, cyber and web intelligence companies can collect data anonymously and infinitely from any public online source, advertising or ad networks can view their advertisers’ landing pages anonymously to ensure they do not contain malware or improper advertising, online retailers can gather comparative pricing information from competitors, and businesses may utilize these addresses to test their websites from different cities in the world.

The uniqueness of our service is based on the fact that not like our competitors which are host-based solutions, which requires installation of software on third-party uncontrolled end user devices, our solution is based on routing the customer’s traffic through residential ISP routers which are partners in the NetNut network as shown below:

The Global IPPN market includes a variety of vendors in addition to Safe-T, including Luminati Networks Ltd. which was acquired in August 2017 by EMK Capital for $200 million, Oxylabs Networks Pvt. Ltd., BiScience Inc. and others. According to research conducted by Frost and Sullivan, the total addressable market in 2019 for IPPN was estimated at $960.5 million with an estimated revenue in the Service Obtainable Market, or SOM, of $102.5 million. The SOM is forecasted to grow from 2018 to 2025 at a compound annual growth rate of 16.8%, reaching revenues of $259.7 million by 2025.

Recently, we have launched our operation in the Chinese market with a first customer for our SIA solution in this market. Our plan is to build the business and technology infrastructure to further substantiate our presence in China during 2020. The infrastructure will allow future Chinese customers to have access both to Chinese and international web properties. The plans include: (1) establishing partnerships with strong local partners in Mainland China (a process which already started), (2) preparing all the relevant marketing materials for the penetration and training of these partners, including setting a dedicated team to manage the process, and (3) investing resources in online marketing channels and building the nationwide infrastructure of servers and partnerships with local ISPs to facilitate the service. We estimate that based on these efforts we will start to generate revenues from this market during 2020, which will become more significant in 2021.

Our SIA’s main advantages over the competition, include:

●	Highest levels of security as all customer traffic is routed exclusively through the network; no third-party computers are utilized;

●	Guaranteed quality of service, by controlling all of their customer’s servers which are located on major internet routes or at ISPs around the world; and

●	Fastest solution, since our architecture is unique in its ability to provide residential Internet Protocols with one hop connectivity to the target site. Traffic is not routed through end users’ machines.

In addition to offering an integrated solution, we also offer the components of our solution as stand-alone products, as a white label via OEM partners, as well as bundled with our channel partners’ complementary products. An example of a bundled product is the solution we created with the identity provider SecureAuth. See “Our Solution” above, as well as our SSA solution.

Our Unique IP

Our unique IP serves as the foundation for our solutions, providing it the technology components required to create a true secure access solution.

Our unique IP is comprised of the following modules:

●	Reverse access

●	User behavior analysis

●	Carrier grade routing technology for sharing of local ISP’s networks with remote customers at any scale.

Reverse Access

Reverse access is our unique dual server patented technology, which is designated to remove the need to open any ports within a firewall, while allowing SSA between networks (through the firewall).

●	Access Gateway – installed in the external network.

●	Access Controller – installed in the internal secured segment.

Located in an organization’s external network (on-premises or in the cloud), the role of the Access Gateway is to act as a front-end to all services and applications published to the internet. It operates without the need to open any ports within the internal firewall and ensures that only legitimate session data can pass through into the internal network. The Access Gateway performs TCP, offloading, allowing it to support any TCP based application without the need to perform secure sockets layer offloading and traffic processing.

As illustrated in the diagram below, the Access Controller pulls the session data into the internal network from the Access Gateway, and only if the session is legitimate, performs advanced user requests processing (for example decrypting the user’s request in order to scan it for potential attacks), and then pass it to the destination application server.

We believe our reverse access technology allows us to provide our customers with unique capabilities which do not exist in the market today, such as:

●	Access to applications and networks without opening incoming ports in the firewall;

●	Support any TCP-based application;

●	Bi-directional traffic is handled on outbound connections from the local area network to the outside world;

●	Client-less and VPN-less application access; and

●	Logically segment networks.

User Behavior Analysis

Our solution supports a built-in user and web behavior analysis engine, which is designed to detect anomalies on actions performed by a user accessing, using, and exchanging data using our solutions. The module provides granular reports and alerts on any user behavior (file access, web access, file exchange, file usage, etc.) which is flagged as an anomaly.

Carrier grade routing technology

Our unique carrier grade routing technology system is based on software which is installed both on our global access servers’ network and on servers at the premises of ISPs which are part of our global network platform. This software allows the ISPs to share the existing IP addresses with external customers (our customers) without any effect on their current users and without the need to allocate these IPs specifically for our customers. The software can handle the connectivity between hundreds of our global access servers and the ISPs networks and able to manage the routing on the TCP level of hundreds of thousands of concurrent connections without any degradation in the network performance.

Customers

In the last several years, our customer base has steadily increased. On December 31, 2017, we had approximately 64 customers. On December 31, 2018, we had approximately 80 customers. As of December 31, 2019, we had approximately 160 customers, including customers who purchased NetNut’s services. We initially addressed the Israeli market, and accordingly the majority of our customers are Israeli based. However, in the past three years we have been operating globally and our customer base has expanded. Following the acquisition of NetNut in June 2019, our main stream of revenue is coming from the United States. Our customers include banks and financial organizations, insurance companies, healthcare organizations, industrial and commercial companies, online companies, education institutions and government agencies. We are not dependent on any one of our customers.

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

Our average renewal rate for subscriptions of maintenance and support contracts in the SAA and SDE products during 2018 and 2019 was approximately 77%, and we expect to maintain high renewal rates in the future due to the significant value we believe the products add to the customers’ information security. On the SIA segment, most of the customers are buying the services using a renewing monthly package, either by the customers or automatically, based on the customer’s preferences. In total, we saw 50% growth in revenues in 2019 compared to 2018 in this segment. In addition to our efforts to ensure customer satisfaction, in order to grow our business, we intend to also focus on generating revenue from new customers, ideally medium to large organizations.

The solutions and services we offer are normally priced in accordance with the number of users, bandwidth required, the nature of the supplied solutions, the number of solutions and services provided by us to our customers, the number of features that we sell to our customers, the sale of upgrades and the provision of ongoing maintenance and support services.

We have two models of engagement with respect to the Secured Application Access and Secured File Access products: (1) sale of a license for the use of our solutions, with no time limitation and limited to a certain number of users. The customer may renew the engagement for maintenance and support services every year or every few years (this model is called the sale model); and (2) engagement for a specific period of time. As part of this engagement, the customer receives a license to use our solutions for a year or a number of years. Under this type of engagement, the customer is entitled to use our products and to receive maintenance and support services and upgrades over the relevant engagement period (lease model). Today, our engagements are divided roughly equally between the two models. Moving forward, we intend to use the lease model as the leading model.

Regarding the Secured Internet Access product only, our model is to offer customers bandwidth packages through time (usually 1 month) or actual consumption.

Marketing

Our internal marketing and sales staff consist of three persons as of the date of this annual report on Form 20-F. We also work through marketing and distribution channels.

We enter into engagements with ISPs in the IP proxy services business, as well as distributors, resellers and channel partners (all of them hereinafter – “partners”) for the purpose of distributing our products. The partners and marketing entities are in charge, among other things, for identifying potential customers, integration of the products in an organization’s systems and providing support services to our customers. We have entered into engagements with ISPs, distributors and resellers for the purpose of distributing our products in North America, Israel, and variety of countries in Europe, Asia-Pacific, Africa and South America. We have approximately 80 active ISPs and partners. The engagement with each partner/marketing entity is limited to a specific territory and/or specific customers and is not exclusive. Normally, the term of engagement with partners/marketing entities is one year and it is extended automatically, unless cancelled by one of the parties. The consideration in respect of those engagements is paid to us from time to time when sales are made by the distributors.

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

We also participate from time to time in information security exhibitions and conferences, such as Check Point CPX, CyberTech and the RSA Conference, regional events held by information security partners and integrators. We market our products through our website http://www.safe-t.com and digital media.

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

The United States has a number of information security regulatory schemes, in the fields of healthcare, finance, education, and government, such as the PCI-DSS, HIPAA, the Sarbanes-Oxley Act and GLBA, and the international banking regulations of the Basel Committee on Bank Supervision, which are applicable to the fields of credit cards, healthcare, securities and banking. Furthermore, many states in the United States have passed legislation regarding reporting duties on information security breaches. Moreover, there is a clear trend of increased enforcement in organizations and companies in order to increase information security.

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

Further to our abovementioned efforts to penetrate the U.S. market, we plan to also certify our secure data access product. FIPS 140-2 certification is a federal U.S. government security standard used to approve cryptographic modules for secure communication and encryption, and mandatory for any vendor selling in the federal sector.

Intellectual Property

We seek patent protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

Our reverse access technology is patent protected in several jurisdictions: United States (patent number US9935958 and US10110606 titled “Reverse Access Method for Securing Front-End Applications and Others”), Europe (patent number EP2815554A1, including Austria, Switzerland, Germany, Spain, France, United Kingdom and Italy, titled “Reveres access method for securing front-end applications and others”), Israel (patent number 218185 titled “Reverse Access System for Securing Front-End Applications”), China (patent number ZL2013800207104, titled “Reverse Access Method for Securing Front-End Applications and Others”) and Hong-Kong (patent number HK1207766, titled “Reverse Access Method for Securing Front-End Applications and Others”). We have filed a petition to revive a patent application underlying the Telepath technology, which we obtained as part of the technology purchased from Cykick Labs Ltd. The petition was granted in November 2018 and the application is undergoing examination. We also have several trademarks registered in the United States, Israel, the European Union and China.

Grants from the Israeli Innovation Authority

Our research and development efforts with respect to some of our past activities, including development of Secure Cloud Storage Access, were financed in part through royalty-bearing grants from the IIA. As of March 29, 2020, we have completed the payment of royalties derived from the aggregate amount of $146,000 we received from the IIA for the development of our abovementioned technologies. Nevertheless, we are still bound by certain aspects of the Research and Development Law. Furthermore, pursuant to the technology purchase agreement between Safe-T Data and Cykick Labs Ltd., approved by the IIA in July 2018, we are committed to pay royalties on grants received from the IIA in connection with the technologies purchased under this agreement in the amount of approximately $0.4 million from our income generated from products incorporating such technology. Additionally, in July 2018, we received a notice from the IIA regarding an obligation at the approximate amount of $0.5 million, made by an incubator center, which Cykick Labs Ltd. was a part of. According to the IIA, in order to receive the IIA’s approval to export the technology purchased from Cykick Labs Ltd., we would be required to obtain a commitment from the incubator center, taking the obligation upon themselves. If we do not obtain such commitment, we would be required to take this obligation upon our self, otherwise, the IIA will not approve any future export of the technology purchased from Cykick Labs Ltd. We have sent a letter to the IIA, rejecting its claims. As of the date of this annual report on Form 20-F, the IIA has not responded to our letter. We cannot be sure that the IIA will accept our arguments, which, if not accepted, may result in the expenditure of financial resources or may impair our ability to transfer or sell our technology outside of Israel.

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

We have two wholly-owned subsidiaries: NetNut Ltd. and Safe-T Data A.R Ltd. In addition, Safe-T Data A.R Ltd. has one wholly-owned subsidiary, Safe-T USA Inc.

NetNut Ltd. is our wholly-owned subsidiary incorporated in Israel. NetNut operates in the field of IPPN services, which enables customers to access the internet through multiple ISP networks.

 Safe-T Data A.R Ltd. is our wholly-owned subsidiary incorporated in Israel. Safe-T Data A.R Ltd. operates in the field of information security, specifically in the development and marketing of information security solutions for organizations that will allow secure and controlled sharing of information.

Safe-T USA Inc. is a wholly-owned subsidiary of Safe-T Data A.R Ltd. Safe-T USA Inc. is incorporated in the State of Delaware, and is engaged in selling and marketing our products in North America.

D.	Property, Plant and Equipment

Our headquarters are located at 8 Abba Eban Avenue, Herzliya, 4672526, Israel, where we currently occupy approximately 3,900 square feet. We lease our facilities and our lease ends on December 31, 2020. Our monthly rent payment is approximately NIS 31,000 (approximately $8,500). NetNut’s offices are located at 30 Ha’Arbaa St., Tel Aviv, 6473926, Israel, where it currently occupies approximately 3,200 square feet. The current lease ends on October 20, 2023, and the monthly rent is approximately NIS 38,000 ($10,500). We also rent small spaces of 200 square feet in Short Hills, New Jersey, and 550 square feet in Worcester Massachusetts, for our U.S. team’s needs. The monthly rent payment for the New Jersey space is approximately $1,350, and the lease ends in April 2021, and the monthly rent payment for the Massachusetts space is approximately $850, and the lease ends in January 2021.

We believe that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the IASB. Our discussion and analysis for the year ended December 31, 2018 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 26, 2019.

Our Business Model

We generate revenue from sales of our Zero+ family of secure access solutions – perpetual or subscribed licenses of our products, and related services. Also, we generate Software-as-a-Service, or SaaS, revenues from our SIA solution and from product maintenance and customer support.

Our product license revenue consists primarily of revenue generated from the sale of our main products – SSA and SFA. We offer this portfolio as a complete suit to protect customers’ data, services and networks from internal and external threats, such as unauthorized access to data, services and networks, as well as data-related threats that include data exfiltration, leakage, malware, ransomware and fraud. We also offer each of the products for sale as a stand-alone solution for customers that are seeking protection for a certain aspect of their network.

License revenue can be generated through the sale of either perpetual licenses or subscribed licenses. In a perpetual license sale, the customer purchases our product, usually accompanied with one to three years of maintenance and support services. Thereafter, the customer is not obligated to continue the engagement with us, but in order to maintain maintenance and support services, including receiving updates and upgrades for our products, which are essential in order to monitor and successfully block any potential threats, they will usually purchase additional and continuous periods of maintenance and support services.

A subscribed license sale is generated when the customer elects to use our product as a service, usually for periods ranging from one to three years. This service also includes maintenance and support throughout the subscribed period, which after its expiration the customer is not entitled to use the products unless the subscription is renewed for additional periods. The price of a one-year subscription is lower than the same license sold as a perpetual license, but the cash flow renewals in later years is higher than the renewal of maintenance and support services in the perpetual licenses’ method.

Maintenance and support service renewals from the SSA and the Secure Data Exchange products are usually 15%-25% of the perpetual license price, depending mainly on the supporting hours and response times, and are important, as they represent, like subscription renewals, steady and visible cash flow growth.

Our average renewal rate for subscriptions of maintenance and support contracts was approximately 77% over the years 2018 and 2019, and we expect to maintain high renewal rates in the future due to the significant value we believe the products add to the customers’ information security.

SaaS revenues are generated when customers are subscribing to our NetNut IP proxy solution which we named SIA service, from NetNut’s website, and paying for the bandwidth package they choose. The packages are usually for the earlier of one month or maximum bandwidth usage. Our revenue is recognized on a straight-line basis over the package period.

We also generate revenues from other services, such as implementation services or product development services requested by our customers to enhance the security of specific processes or applications. The services to the customer can be provided by either specific product developments or support/implementation services, which are provided at the customer’s premises.

Key Business Metric

We monitor the key business metric set forth below to help us evaluate and establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. Our key business metric is Non-IFRS net loss.

Non-IFRS net loss. This is a non-IFRS financial measure that we define as a loss which excludes: (i) amortization of intangible assets as well as impairment losses of intangible assets and goodwill related to acquisitions; (ii) share-based compensation expenses; (iii) issuance expenses in connection with the acquisition of NetNut and with capital issuances including payments made in consideration for a waiver of certain Most Favored Nation Rights with respect to a public offering of our ADSs on November 5, 2019; and (iv) financial income/expenses resulting from the valuation of convertible debentures or warrants to purchase Ordinary Shares and the measurement of contingent consideration with respect to the NetNut acquisition. Due to accounting standards, we are required to record non-cash expenses and one-time expenses, which have a material effect on our profitability.

We believe that this non-IFRS financial measure is useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expenses, and because they exclude one-time cash expenditures such as the expenses mentioned above, that do not reflect the performance of our core business. The following tables show the reconciled effect of the non-cash expenses/income on our net loss for the years ended December 31, 2019 and 2018:

	December 31,
U.S. dollars in thousands	2019	2018
Net loss for the year	12,998	11,753
Amortization and impairment of intangible assets and goodwill	2,105	276
Share-based compensation	454	381
Issuance and acquisition expenses	790	517
Finance liabilities at fair value, including measurement of contingent consideration	2,596	1,891
Total adjustment	5,945	3,065
Non-IFRS net loss	7,053	8,688

We believe that the exclusion of these items will provide us with valuable information regarding our expenses and profitability. We believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. Additionally, excluding financial expenses with respect to revaluations of debentures and warrants to purchase Ordinary Shares also allows for more meaningful comparison between our net income from period to period.

Factors Affecting our Performance

Market Adoption. We rely on market education to raise awareness of today’s next-generation cyber-attacks, articulate the need for our Secure Application and File Access solutions and, in particular, the reasons to purchase our products. In addition, our SIA solution relies on businesses requiring gathering data over the Internet using residential IP addresses from various localities around the world.

Our prospective customers often do not have a specific portion of their IT budgets allocated for products that address the next generation of advanced cyber-attacks or IP Proxy solutions. We invest in sales and marketing efforts to increase market awareness, educate prospective customers and drive the adoption of our solution. We believe that we will need to invest additional resources in targeted international markets to drive awareness and market adoption. The degree to which prospective customers recognize the mission critical need for next-generation protection solutions against threats, and subsequently allocate budgets for our platform, will drive our ability to acquire new customers, increase renewals and follow-on sales opportunities, which, in turn, will affect our future financial performance.

Sales Productivity. Our sales organization consists of a direct sales team, made up of field and inside sales personnel, and indirect channel sales teams to support our channel partner sales. We utilize a direct-touch sales model whereby we work with our channel partners to secure prospects, convert prospects to customers, and pursue follow-on sales opportunities. To date, we have primarily targeted mid and large enterprises as well as government customers, that typically operate sales cycles ranging from three to nine months.

Our growth strategy is based on increased investment in international sales and marketing. Newly hired sales and marketing resources will require several months to establish prospect relationships and drive overall sales productivity. In addition, sales teams in international regions will face local markets that are not necessarily aware or educated with respect to advanced security threats that our solutions address. All of these factors will influence the timing and overall levels of sales productivity, impacting the rate at which we will be able to convert prospects into sales and drive revenue growth.

Follow-On Sales. Following an initial sale to a new customer, we focus on expanding our relationship with such customer to sell additional products, subscriptions and services. Our revenue growth depends on our customers making additional purchases of our solutions. Sales to our existing customer-base can take the form of incremental sales of subscriptions and services, either to deploy our solution into additional parts of their network or to protect additional threat vectors. The opportunity to expand our customer relationships through follow-on sales will increase as we add new customers, broaden our product portfolio to support more threat vectors, increase network performance and enhance functionality. Follow-on sales lead to increased revenue over the lifecycle of a customer relationship and can significantly increase the return on our sales and marketing investments.

5.A	Operating Results

Components of Operating Results

Revenue

We generate revenue from the sales of our perpetual or subscribed licenses of products, and related services. Also, we generate revenues from SaaS revenues and product maintenance customer support.

Our total revenue consists of the following:

●	Perpetual license revenue. We recognize perpetual license revenue at the time of delivery, provided that all other revenue recognition criteria have been met.

●	Term license revenue. We recognize term license revenue at the time at which the license is granted to the customer, provided that all other revenue recognition criteria have been met.

●	Maintenance & Support revenue. We recognize revenue from maintenance and support services over the contract term.

●	SaaS revenue. We recognize revenue over the contractual period for which the service is provided.

●	Professional services revenue. We recognize revenue from professional services as they are rendered to the customer.

Quarterly Revenue Trend

We believe that the comparison of our year-over-year total revenue provides a more significant insight of our activity than a comparison of our quarterly results, predominately due to seasonality in the sale of our products, subscriptions and services. Our fourth quarter has historically been our strongest quarter for revenues as a result of large enterprises purchase patterns. Nevertheless, since the acquisition of NetNut and the consolidation of the SaaS revenues, we believe that the effect of these seasonal trends on our quarterly results have been reduced. Overall, historical patterns in our business may not be a reliable indicator of our future sales activity or performance.

Cost of Revenue

Our total cost of revenue consists mainly of payments to ISPs and servers’ costs related to our Secured Internet Access solution, as well as personnel costs associated with our operations and global customer support, including salaries, benefits, bonuses and share-based compensation. Overhead costs consist of certain facilities, depreciation, benefits and IT costs. The personnel consist of post-sales engineers who assist our customers with installations and implementation, as well as other professional services on-site, such as support teams that provide our customers with on-line support according to the customer’s contract.

Cost of revenue may also include the cost of third-party products that may be sold to our customers as a standalone product which integrates with our solution. Cost of revenue also includes amortization of intangible assets purchased by the Company and Safe-T Data in February 2013, July 2018 and June 2019.

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

Finance Expense/Income

Finance expense/income consists primarily of the changes in financial liabilities at fair value through profit or loss as well as exchange rate differences. Our financial liabilities at fair value through profit or loss in our consolidated statement of financial position consist of derivative financial instruments and liability in respect of convertible debentures and anti-dilution feature which were re-measured to fair value with the corresponding change recorded as finance expense or finance income. We report our financial results in dollars and most of our revenues are recorded in dollars, while substantially all of the research and development expenses, as well as a portion of our cost of revenues, sales and marketing and general and administrative expenses are incurred in NIS. As a result, we are exposed to fluctuations in exchange rates which affect our finance expense or finance income.

Comparison of the year ended December 31, 2019 to the year ended December 31, 2018

Results of Operations

	Year ended December 31,
U.S. dollars in thousands	2019	2018
Consolidated Statements of Profit or Loss
Revenues	3,284	1,466
Cost of revenues	1,889	791
Gross profit	1,395	675
Research and development expenses	2,485	2,414
Selling and marketing expenses	3,783	5,542
General and administrative expenses	3,757	1,925
Impairment of goodwill	1,002	-
Contingent consideration measurement	159	-
Operating loss	(9,791)	(9,206)
Financial expenses, net	(3,184)	(2,541)
Loss before taxes on income	(12,975)	(11,747)
Taxes on income	(23)	(6)
Net loss for the year	(12,998)	(11,753)

Revenues

The following table summarizes our revenues through types for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2019	2018
Revenues from proxy services	1,976	-
Revenues from licenses	625	794
Revenues from provision of maintenance & support services	655	606
Revenues from provision of other services	28	66
Total Revenues	3,284	1,466

Our revenues for the year ended December 31, 2019 amounted to $3,284,000, representing an increase of $1,818,000 or 124%, compared to $1,466,000 for the year ended December 31, 2018. The increase is mainly attributed to the $1,976,000 proxy services revenues generated by NetNut following its acquisition on June 12, 2019 and an increase of 9% in revenues from maintenance and support services, offset by a 21% decrease in revenues from licenses – SDE licenses. Out of the total revenues, revenues generated from new customers were $1,559,000, representing approximately 47% out of the total revenues, while revenues generated from existing customers were $1,725,000, representing approximately 53% of the total revenues.

Revenues generated in North America constituted 43% of the total revenues for 2019, while revenues generated in Israel constituted 33% and revenues generated in the rest of the world constituted 24%, compared to 24%, 67% and 9%, respectively, during 2018.

Cost of Revenues

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2019	2018
Cost of internet services providers	360	-
Cost of networks and servers	88	-
Payroll, related expenses and share-based payment	237	422
Depreciation, amortization and impairment of intangible assets	1,133	270
Other	71	99
Total cost of revenues	1,889	791
Gross profit	1,395	675
Gross profit %	42%	46%

Our cost of revenues for the year ended December 31, 2019 amounted to $1,889,000, representing an increase of $1,098,000 or 138%, compared to $791,000, for the year ended December 31, 2018. The increase is primarily attributed to the consolidation of NetNut’s cost of revenues including internet service providers costs, network and servers costs, and payroll, as well as amortization of NetNut’s intangible assets partially offset by a decrease of costs resulting from the streamlining of support and post sales teams in Safe-T Data.

Gross Profit

As a result of a higher increase in revenues compared to cost of revenues, gross profit grew by $720,000 representing a 107% increase during 2019, compared to gross profit in 2018.

Research and Development Expenses, net

The following table summarizes our research and development costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2019	2018
Payroll, related expenses and share-based payment	1,489	1,645
Subcontractors	668	421
Other	328	348
Total Research and development expenses	2,485	2,414

Our research and development costs for the year ended December 31, 2019 amounted to $2,485,000, representing a slight increase of $71,000 or 3%, compared to $2,414,000 for the year ended December 31, 2018. Subcontractors cost increased by $247,000 as a result of increased outsourced work force, concurrent with internal work force reduction in Safe-T Data. The reduced costs in Safe-T Data were partially offset with the consolidation of NetNut’s development work force, such that total payroll and related expenses cost decreased by $156,000. In addition, cost of other research and development expenses was reduced by $20,000.

Sales and Marketing Expenses

The following table summarizes our sales and marketing costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2019	2018
Payroll, related expenses and share-based payment	2,187	2,924
Professional fees	363	1,118
Marketing	452	699
Selling commissions	378	86
Other	403	715
Total selling and marketing expenses	3,783	5,542

Our sales and marketing expenses totaled $3,783,000 for the year ended December 31, 2019, a decrease of $1,759,000 or 32%, compared to $5,542,000 for the year ended December 31, 2018. Payroll and related expenses decreased by $737,000 despite the consolidation of NetNut’s work force. Professional fees dropped by $755,000 and marketing expenses decreased by $247,000 compared to 2018, all due to efficiency measures we took. These reductions were partially offset by a $292,000 increase in selling commissions primarily stemmed from the consolidation of NetNut’s operations.

General and Administrative Expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2019	2018
Payroll, related expenses and share-based payment	1,234	857
Professional fees including share-based payment	2,018	885
Office expenses & other	505	183
Total general and administration expenses	3,757	1,925

Our general and administrative expenses totaled $3,757,000 for the year ended December 31, 2019, an increase of $1,832,000 or 95%, compared to $1,925,000 for the year ended December 31, 2018. The increase was mainly attributed to a $1,133,000 increase in professional costs, including share-based payment. The increase is with respect to the Company’s Nasdaq dual listing management, capital raisings and the acquisition of NetNut including the professional costs associated with the issuance of the debentures used to finance the acquisition. Also, payroll and related expenses increased by $377,000 and other expenses by $322,000, both mainly due to NetNut’s acquisition.

Impairment of Goodwill and Contingent Consideration Measurement

We recorded in 2019 an impairment loss at the amount of $1,002,000 related to proxy services segment, as well as for the cyber security segment. Also, we recorded expenses of $159,000 resulting from the adjustment of the contingent consideration to NetNut’s former shareholders, compared to the amount that was evaluated on the date of acquisition closing.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2019 was $9,791,000, compared to an operating loss of $9,206,000 in the year ended December 31, 2018.

Financial Expense, net

We had net financial expense of $3,184,000 for the year ended December 31, 2019, compared to net financial expense of $2,541,000 for the year ended December 31, 2018. The costs are mainly related to changes in financial liabilities at fair value such as derivative instruments, resulting from convertible debentures and warrants.

Taxes on income

We had taxes on income of $23,000 for the year ended December 31, 2019, compared to taxes on income of $9,000 for the year ended December 31, 2018. The increase mainly related to deferred tax expenses from the NetNut acquisition.

Net loss for the year

As a result of the foregoing, our net loss for the year ended December 31, 2019 was $12,998,000, compared to a loss of $11,753,000 during the year ended December 31, 2018.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2019 included elsewhere in this annual report in Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Going Concern

We have a shareholders’ equity of $2,777,000 as of December 31, 2019, as well as negative operating cash flows in recent years. We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Our plans to reduce the going concern risk include the continued commercialization of our products, maintaining cost efficiency and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

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

Accounting for software as a service

Our revenues from our renewable monthly contracts with our customers are recognized ratably over the respective contract periods, since the customers consume benefits from these services. Costs to obtain a contract are expensed as incurred since commissions payable upon renewals are commensurate with the initial commission.

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

The Company recognizes obligations in respect of sale contracts at the total amount equal to the total amount of transactions invoiced, net of transactions in respect of which revenues were recognized.

Allocation of revenue to multiple performance obligations

The Company allocates revenue to licenses, post contract customer support and professional services on a relative stand-alone selling price basis, except in cases in which a stand-alone selling price of an individual performance obligation is highly uncertain or variable, in which case the residual method is used.

Goodwill impairment

Goodwill arising from a business combination represents the excess of the overall amount of the consideration transferred, the amount of any non-controlling interests in the acquired company over the net amount as of acquisition date of the identifiable assets acquired and the liabilities assumed.

Impairment reviews of the cash-generating-unit (“CGU”) to which goodwill was allocated are undertaken annually and whenever there is any indication of impairment of a CGU. The carrying amount of our assets (which constitutes a single CGU), including goodwill, is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the our assets at the following order: first to reduce the carrying amount of any goodwill allocated to a CGU and subsequently to the remaining assets we have, which fall within the scope of the IAS 36, “Impairment of Assets,” on a proportionate basis based on the carrying amount of each of our assets.

Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed.

Impairment of non-monetary assets

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less selling costs and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels of identifiable cash flows (CGUs). We constitute two CGUs. Non-monetary assets, other than goodwill, that were impaired, are reviewed annually for possible reversal of the impairment recognized at each balance sheet date.

Classification of financial liabilities

We adopted the amendment to IAS 1. Accordingly, we classify in the statement of financial position convertible debentures and derivative financial instruments as part of current liabilities based on the rights that exist at the end of the reporting period including the right to convert into equity. The amendment was applied retrospectively and as a result we reclassified derivative financial instruments presented in comparative periods to current liabilities.

Financial liabilities at fair value

We designate our convertible debentures as financial liability at fair value through profit or loss, given the conversion option derivative embedded in such instrument. Changes in our own credit risk from the date of initial recognition are negligible. The convertible debentures are measured at fair value as reflected in a valuation carried out as of the date of the transaction, and are adjusted to reflect the difference between the fair value at initial recognition and the transaction price (“Day 1 Loss”). Changes are recorded to profit or loss on a periodic basis while unrecognized Day 1 Loss is amortized over the contractual life of each instrument.

We account for contingent consideration as financial liability at fair value through profit or loss. The contingent consideration is measured at fair value as reflected in a valuation carried out as of the date of the transaction. Changes are recorded to profit or loss on a periodic basis.

Unrecognized Day 1 Loss

A financial liability, in which upon initial recognition the transaction price is different than its fair value is initially recognized at fair value, adjusted to reflect the Day 1 Loss.

After initial recognition, the unrecognized Day 1 Loss of the said financial liability is amortized over the contractual life of each financial liability.

Upon conversion or exercise of convertible debentures or warrants for which an unrecognized Day 1 Loss exists, the carrying amounts are classified to equity.

Derivatives

We account for warrants with a cashless exercise mechanism, compensation and anti-dilution features as financial liabilities. The warrants, compensation and anti-dilution features are measured at fair value as reflected in a valuation carried out as of the date of the transaction. Changes are recorded to profit or loss on a periodic basis.

We also account for warrants and rights to purchase additional debentures, which are often referred to as greenshoe options, as derivatives. The warrants and greenshoe options are measured at fair value as reflected in a valuation carried out as of the date of the transaction, adjusted to reflect the Day 1 Loss. Changes are recorded to profit or loss on a periodic basis while unrecognized Day 1 Loss is amortized over the contractual life of each instrument.

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

The cost of the transactions settled with equity instruments is recognized in profit or loss together with a corresponding increase in the equity over the period in which the performance and/or service take place, and ending on the date on which the relevant employees are entitled to the benefits, or the Vesting Period. The aggregate expense recognized for transactions settled with capital instruments at the end of each reporting date and until the Vesting Period reflects the degree to which the Vesting Period has expired and our best estimate regarding the number of options that have ultimately vested. The expense or income in profit or loss reflects the change of the aggregate expense recognized as of the end of the reported period.

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

Business combination

We account for business combinations by applying the acquisition method.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair value of the assets transferred by the acquirer, and the liabilities incurred by the acquirer to former owners of the acquiree, in exchange for control of the acquiree. The consideration transferred also includes the fair value of any asset or liability arising from a contingent consideration arrangement.

Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Identified assets acquired and liabilities assumed as part of a business combination are initially measured at fair value at the acquisition date, except for certain exceptions in accordance with IFRS 3 “Business Combinations” (Revised).

Contingent consideration incurred as a part of a business combination is initially measured at fair value at the acquisition date. Subsequent changes in fair value of contingent consideration are classified as assets or liabilities, are recognized in accordance with the IFRS 9 in profit or loss.

 IFRS 16 “Leases”

IFRS 16 replaced upon first-time implementation the existing guidance in IAS 17, “Leases,” or IAS 17. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, and impacts mainly the accounting treatment applied by the lessee in a lease transaction.

IFRS 16 changed the guidance in IAS 17 and requires lessees to recognize a lease liability that reflects future lease payments and a “right-of-use asset” in all lease contracts (except for the following), with no distinction between financing and capital leases. IFRS 16 exempts lessees in short-term leases or the when underlying asset has a low value.

IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 also changed the definition of a “lease” and the manner of assessing whether a contract contains a lease.

We adopted IFRS 16 on January 1, 2019, using a modified retrospective transition approach, and as a result did not adjust prior periods.

In respect of agreements in which we are the lessee, we elected to apply the standard for the first time by recognizing lease liabilities, for leases that were previously classified as operating leases, based on the present value of the remaining lease payments, discounted at the incremental interest rate of the lessee as at the date of first-time application. At the same time, we recognized a right-of-use asset at an amount equal to the amount of the lease liabilities, adjusted to reflect any prepaid or accrued lease payments in respect of those leases. As a result, the application of the standard has no effect on the retained earnings balance.

As part of the first-time application of the standard, we elected to apply the following practical expedients in respect of leases in which we are the lessee:

●	to apply a single discount rate to a portfolio of leases with reasonably similar characteristics.

●	not to recognize a right-of-use asset and a lease liability in respect of leases whose lease period ends within 12 months of the date of initial application.

●	to exclude initial direct costs from the measurement of the right-of-use asset upon initial application.

●	to use hindsight in determining the lease term where the contract includes extension or termination options.

Furthermore, it should be noted that the we elected to apply the exemption regarding the recognition of short-term leases and leases in which the value of the underlying asset is low.

5.B	Liquidity and Capital Resources

Overview

As of March 29, 2020, our cash and cash equivalents of approximately $2.6 million were held for working capital, capital expenditures, investment in technology and business acquisition purposes. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs until at least August 2020. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern.

	December 31,
U.S. dollars in thousands	2019	2018
Net cash used in operating activities	(6,733)	(8,736)

Net cash used in investing activities	(5,596)	(369)

Net cash provided by financing activities	13,112	9,362

Exchange rate differences	(159)	(54)

Net increase in cash and cash equivalents	624	203

Cash Flows Used in Operating Activities

During the year ended December 31, 2019, net cash used in operating activities was $6,733,000, primarily attributed to operational costs which exceeded cash flows from customers’ payments. The decrease of $2,003,000 compared to $8,736,000 used in operating activities during the year ended December 31, 2018, is primarily attributed to efficiency measures taken in sales, marketing, support and research and development activities.

Cash Flows Used in Investing Activities

During the year ended December 31, 2019, net cash used in investing activities was $5,596,000, compared to net cash used in investing activities of $369,000 during the year ended December 31, 2018. The increase is attributed mainly to the acquisition of NetNut.

Cash Flows Used in Financing Activities

During the year ended December 31, 2019, net cash provided by financing activities was $13,112,000, primarily attributed to net proceeds from public and private offerings, as well as proceeds from the issuance of convertible debentures, in the aggregate amount of $13,728,000, which was slightly offset mainly by repayment of long-term lease liabilities.

During the year ended December 31, 2018, net cash provided by financing activities was $9,362,000, primarily attributed to net proceeds from public and private offerings, in the amount of $9,231,000.

Between April and December 2019, we raised approximately $8,232,000 through the issuance of convertible debentures and warrants to purchase our ADSs, in a series of private placements. See “Item 10.C. Material Contracts—April 2019 Financing and Related Matters” for additional information.

On November 1, 2019, pursuant to an underwriting agreement with A.G.P./Alliance Global Partners, as the underwriters for a public offering of our ADSs that were offered pursuant to a registration statement on Form F-1 (No. 333-233976), we issued (a) 121,400 units, with each unit consisting of (i) one ADS, and (ii) a warrant to purchase one and one-half ADSs, and (b) 368,500 pre-funded units, with each pre-funded unit consisting of a pre-funded warrant to purchase one ADS and a warrant. The net proceeds to us from the sale of the units was approximately $3,500,000.

On December 26, 2019, pursuant to a securities purchase agreement with respect to a registered direct offering pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333- 235367), we issued to certain accredited investors (i) 269,272 ADSs at a purchase price of $3.15 per ADS, and (ii) 260,281 pre-funded warrants each to purchase one ADS at a price of $3.15 each, including the Pre-Funded Warrant exercise price of $0.001 per full ADS. Additionally, in a concurrent private placement, we issued to the investors unregistered warrants to purchase an aggregate of 529,553 ADSs at an exercise price of $3.30 per ADS. The net proceeds to us from the sale of the securities was approximately $1,667,000.

 Change in cash and cash equivalents

As a result of the foregoing, our cash and cash equivalents increased in the amount of $624,000 during the year ended December 31, 2019, compared to an increase in the amount of $257,000 during the year ended December 31, 2018.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares. We have incurred losses and generated negative cash flows from operations since Safe-T Data’s inception in February 2013.

As of March 29, 2020, our cash and cash equivalents, including short-term bank deposits, were approximately $2.6 million. We expect that our current resources will be sufficient to meet our anticipated cash needs for at least until August 2020; however, we expect that we will require additional substantial capital to continue the development of, and to commercialize, our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the scope of our general and administrative expenses.

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

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.F	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2019:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases:
Facility	711	292	298	121	-
Motor vehicles	80	54	26	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this on annual report in Form 20-F:

Name	Age	Position

Chen Katz	48	Chairman of the Board of Directors

Shachar Daniel	42	Chief Executive Officer, Director

Shai Avnit	55	Chief Financial Officer

Amir Mizhar	45	President, Chief Software Architect, Director

Eitan Bremler	42	Vice President, Products & Technology

Avi Rubinstein	54	Chief Business Officer

Barak Avitbul	47	Chief Executive Officer, NetNut Ltd.

Dafna Lipowicz	45	Vice President, Human Resources

Yehuda Halfon	41	Director (1)(2)(3)(4)(5)

Eylon Geda	48	Director

Moshe Tal	58	Director (1)(2)(3)(4)(5)

Lior Vider	43	Director (1)(2)(4)(5)

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statements Examination Committee

(3)	External Director (as defined under Israeli law)

(4)	Independent Director (as defined under Israeli law)

(5)	Independent Director (as defined under Nasdaq Stock Market rules)

Chen Katz, Chairman of the Board of Directors

Mr. Chen Katz has served as our Chairman of the Board of Directors since January 2019. Since 2006, Mr. Katz has been the chief executive officer of TechnoPlus Ventures Ltd. (TASE: TNPV), an Israeli investment firm. Mr. Katz currently sits on the board of Nanomed Technologies Ltd. and Nicast Ltd., where he serves as the chairman, Aminach Furniture and Mattresses Industry Ltd., CompuLap Ltd., and RapiDx Ltd. From 2010 to 2018, Mr. Katz served on the board of directors of D-Led Illumination Technologies Ltd. Mr. Katz is a member of the Israel Bar Association. Mr. Katz holds a European Master-in-Law and Economics (EMLE) from the Complutense University of Madrid and an LL.B. from the University of Haifa.

Shachar Daniel, Chief Executive Officer and Director

Mr. Shachar Daniel is one of our co-founders and has served as our Chief Executive Officer and director since June 2016. Mr. Daniel has also served as the Chief Executive Officer of our subsidiary Safe-T Data A.R Ltd. since May 2015 and as a director of our other wholly owned subsidiary, NetNut Ltd., since June 2019. Prior to serving as the Chief Executive Officer of Safe-T Data, he served as Safe-T Data’s Chief Operating Officer from November 2013. Mr. Daniel has more than 10 years of experience in various managerial roles in operations and project management. From 2012 to 2013, he served as head of program at PrimeSense Ltd., which was acquired by Apple Inc. for $360 million on November 24, 2013. Prior to that, and from 2009 to 2012, he was head of operations project managers at Logic Industries Ltd., and from 2004 to 2009, he was a project manager at Elbit Systems Ltd. (Nasdaq/TASE: ESLT). Mr. Daniel holds a B.Sc. in Industrial Engineering from the Holon Institute of Technology, Israel and an M.B.A. from the College of Management Academic Studies, Israel and an executive post M.B.A from the Hebrew University.

Shai Avnit, Chief Financial Officer

Mr. Shai Avnit has served as our Chief Financial Officer since June 2016, and as the Chief Financial Officer of Safe-T Data since May 2013. Mr. Avnit has extensive experience in managing financial, operational, administrative and legal affairs in companies within the software, medical device and consumer electronics, as well as vast experience in public and private fund raising, mergers and acquisitions and structural reorganization. Mr. Avnit served as the chief financial officer and other leading financial positions in several hi-tech companies, both public and private including as the chief financial officer during 2001-2002 in Valor Computerized Systems (then a public company traded on the German stock exchange Neuer Markt), a controller during 1996-2000 in Card Guard Scientific Survival, a then public company then traded in the Six Swiss Exchange under the name LifeWatch (symbol LIFE), a part time chief financial officer during 2007-2017 in EnzySurge Ltd., a part time chief financial officer during 2011-2017 in BioProtect Ltd., a part time chief financial officer during 2008-2011 in BriefCam Ltd., a part time chief financial officer during 2006-2010 in Lumio Inc. and a part time Finance Director in Primavera-Prosight Ltd. (acquired by Oracle) during 2002-2011. Mr. Avnit holds a B.A. in Accounting & Economics as well as an M.B.A. with majors in Finance and Marketing, both from the Tel Aviv University.

Amir Mizhar, President, Chief Software Architect, Director

Mr. Amir Mizhar is one of our co-founders and has served as our Chief Software Architect since February 2013, on our board of directors since June 2016 and as our President since January 2019. Mr. Mizhar has served as our Chairman of the board of directors from June 2016 to January 2019 and as the Chairman of the board of directors of Safe-T Data since January 2013, and of Safe-T USA Inc., since March 2015. From February 2013 until June 2015, Mr. Mizhar also served as the Chief Executive Officer of Safe-T Data. In 2006, Mr. Mizhar founded eTouchware 2005 Inc., and served as its chief software architect until 2013. Mr. Mizhar also founded M-Technologies in 2000, and served as its chief executive officer from 2000 to 2006, where he led the vision and creation of online collaboration tools, and online merchandising systems for retail markets. Mr. Mizhar began developing commercial software programs at the age of 13, and is an expert ethical hacker. Mr. Mizhar holds multiple patents in the area of data transfer over communication networks. Mr. Mizhar leads our vision, research and development operations.

Eitan Bremler, Vice President, Products & Technology

Mr. Eitan Bremler is one of our co-founders and has served as our Vice President, Product Management since June 2016 and in January 2019 was appointed as our Vice President, Technology, and as the Vice President, Product Management of Safe-T Data since 2014. Mr. Bremler has more than 18 years of experience in marketing, product marketing and product management roles. From 2001 to 2012, Mr. Bremler held multiple product management and product marketing positions at Radware Ltd. (Nasdaq: RDWR) and Radvision Ltd., an Avaya company. Prior to that, he served as an officer in the Israeli Intelligence Corps, Unit 8200. Mr. Bremler has diverse technological, field engineering, product management and marketing experience including design, implementation and launching networking, collaboration, and security solutions. Mr. Bremler holds a B.A. in Business Administration from the Ono Academic College in Israel.

Barak Avitbul, Chief Executive Officer, NetNut Ltd.

Mr. Barak Avitbul is the chief executive officer of NetNut Ltd., and has been a member of senior management since the completion of the acquisition of NetNut in June 2019. Mr. Avitbul brings to NetNut over twelve years of experience in entrepreneurship, product development and business development. In the last few years Mr. Avitbul founded and led several successful Internet and software companies among them DiviNetworks Ltd., where he built global Network optimization as a service operation in over fifty countries around the world and was the first Israeli company to raise investment from the World Bank. Before founding DiViNetworks, Mr. Avitbul founded Key2Peer, a provider of anti-piracy and promotional services for the P2P market, leading it to a net profit in less than twelve months. Prior to that, Mr. Avitbul served as a consultant for several premier technology companies in diverse sectors, among them Rosetta Genomics (NASDAQ:ROSG), where he served as the head of algorithm research. Mr. Avitbul also served as Director of research and development at iMDsoft, playing an instrumental role in creating and launching successful products in the healthcare clinical information management market. Mr. Avitbul holds an L.L.B in Law and B.Sc. in Computer Science, both from Tel Aviv University.

Avi Rubinstein, Chief Business Officer

Mr. Avi Rubinstein has served as our Chief Business Officer since February 2020. Prior to joining Safe-T, Mr. Rubinstein co-founded Inpedio Ltd., a provider of cyber solutions and served as its chief executive officer between 2016 and 2019. After serving as co-founder of Ectel Ltd., and general manager of Ectel US Inc. he led Ectel’s IPO in Nasdaq in 1999 and was the co-founder of StorWiz in 2004, which was acquired by IBM in 2010. He also was the co-founder and chief executive officer of VideoCodes in 2004, which was acquired by Thompson in 2008. In addition, Mr. Rubinstein served as Vice President Product Marketing and Business Development of Nice Systems (NASDAQ: NICE) and participated in the 2014-2015 turn-around of its Intelligence Division, which transformed into a cyber player and was thereafter acquired by Elbit Systems Ltd. (TASE & NASDAQ: ESLT) in 2015. Mr. Rubinstein also served as an advisory board member for Safe-T and CyberX (cyber defense for Critical infrastructure) since 2014.

Dafna Lipowicz, Vice President, Human Resources

Ms. Dafna Lipowicz has served as our Vice President, Human Resources since October 2018. Prior to that Ms. Lipowicz served as the director of Human Resources at Mantis Vision from 2014 to 2017. In addition, from 2009 to 2013, Ms. Lipowicz served as the Human Resources business partner at Logic Industries Ltd. Ms. Lipowicz holds a L.L.B. from the Tel Aviv University and an M.A. from the Tel Aviv University in Human Resources.

Yehuda Halfon, External Director

Mr. Yehuda Halfon has served on our board of directors since March 2016. Since 2009, Mr. Halfon had served as the chief executive officer at Cooperica Property Ltd., which owns and manages real estate properties in Israel. In addition, and since 2011, Mr. Halfon has served as the chief financial officer of Local Developing Germany GmbH, which owns a large portfolio of residential assets in Germany. Mr. Halfon holds a B.A. in Accounting & Economics from the Hebrew University in Jerusalem and an M.B.A from the Open University of Israel. Mr. Halfon is a certified public accountant in Israel.

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

Moshe Tal, External Director

Mr. Moshe Tal has served on our board of directors since May 23, 2019. Mr. Tal serves as a partner with Shtainmetz Aminoach & Co. accounting, a CPA (Isr) Israeli Certified Public Accountant, Investment and Consulting firm 2011. Mr. Tal is also a lecturer at the College of Management, Academic Studies and Department of Accounting at the Interdisciplinary Center in Herzliya. Mr. Tal served in the Israeli tax Authority for 13 years and has vast experience with tax regulations and laws, both in Israel and outside of Israel. Between 2011 and 2013, Mr. Tal served as a director of Dash Ipax Holdings Ltd. and from 2010 until 2018 as a director at Netz Group Ltd. Mr. Tal is a certified Israeli public accountant.

Lior Vider, Director

Mr. Lior Vider has served on our Board of Directors since March 2016. Mr. Vider has over 15 years of experience in managing financial portfolios and investments. Since 2010, Mr. Vider has served as a senior investment portfolio manager at Epsilon Investment House Ltd. From 2007 to 2010, Mr. Vider served as the Chief Investment Manager at Impact Investment Management Ltd., a Union Bank company. From 2006 to 2007, Mr. Vider served as chairman of the board and member of the investment committee for Rakia Capital Markets, and from 2003 to 2006 as manager of financial desk and trader in trust funds for Ilanot Discount. Mr. Vider is also the founder of sponser.co.il, a financial portal specializing in services for investors. Mr. Vider has served as an external director of EndyMed Medical Ltd. (TASE: ENDY) since 2016 and as an independent director of both Apollo Power Ltd. (TASE: APLP) and Chiron Refineries Ltd. (TASE: CHR) since 2017 and 2019, respectively. He is also an occasional contributor to various Israeli publications on topics regarding capital markets and other economic issues. Mr. Vider holds a B.A. (cum laude) in Industrial Engineering and Management from the Shenkar College in Israel and is also a certified Investment Portfolio Manager by the Israeli Securities Authority, or ISA.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7.B. Related Party Transactions” for additional information.

B.	Compensation

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2019. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2019. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.5645 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2019.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation*
All directors and senior management as a group, consisting of 17 persons**	$1,662	$257	$226

*	Resulting from options to purchase an aggregate of 31,751 Ordinary Shares granted to all directors and senior management as a group, at an exercise price of $7.97 per share with expiration dates between May 13, 2024 and January 17, 2026.
**	Includes Ms. Noa Matzliach, our former Director who resigned in September, 2019, Ms. Vered Raz-Avayo, External Director, our former external Director, whose term of office expired in March 2019, Mr. Eyal Reissman, former Vice President, Research & Development, whose employment was terminated in May 2019, Mr. Micha Bar, former Vice President, Technical Sales, whose employment was terminated in July 2019, Mr. Noam Markfeld, former Vice President, Sales, whose employment was terminated in September 2019, and Mr. John Parmley, former Chief Executive Officer, Safe-T USA Inc. - employment was terminated in August 2019.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2019.

Annual Compensation- in thousands of USD

Executive Officer	Salary, Fees and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation		Total
Shachar Daniel	$243	$41	$36	(1)	$320

Barak Avitbul*	$216	$-	$27	(2)	$243

Eitan Bremler	$169	$40	$26	(3)	$235

Shai Avnit	$156	$44	$26	(4)	$226

Noam Markfeld**	$117	$28	$65	(5)	$210

(*)	Mr. Avitbul’s employment with us commenced in June 2019, upon the acquisition of NetNut.

(**)	Mr. Noam Markfeld, our former Executive VP Sales resigned on September 30, 2019.

(1)	Resulting from options to purchase an aggregate of 20,592 Ordinary Shares, at exercise prices of $7.97 with expiration dates between May 13, 2024, and January 17, 2026.

(2)	Resulting from a liability to grant options at amounts, exercise prices and dates which were not determined yet.

(3)	Resulting from options to purchase an aggregate of 5,892 Ordinary Shares, at exercise prices of $7.97 with expiration dates between May 13, 2024, and January 17, 2026.

(4)	Resulting from options to purchase an aggregate of 5,267 Ordinary Shares, at exercise prices of $7.97 with expiration dates between May 13, 2024, and January 17, 2026.

(5)	Resulting from options which expired following Mr. Markfeld’s termination on September 30, 2019.

Employment and Services Agreements with Executive Officers

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance, subject to certain exclusions. Members of our senior management may be eligible for bonuses. Such bonuses are in accordance with our compensation policy and are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer.

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his directorship with our company.

C.	Board Practices

Introduction

Our board of directors presently consists of seven members, including two external directors required to be appointed under the Companies Law. We believe that Mr. Moshe Tal, Mr. Yehuda Halfon and Mr. Lior Vider are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members (including external directors) shall be set by our board of directors provided that it will consist of not less than three and not more than twelve. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer and all other executive officers are appointed by, and serve at the discretion of, our board of directors, subject to the employment or services agreement that we have entered into with them. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors, will hold office in accordance with our articles of association, or until he or she resigns or unless he or she is removed by a 65% majority vote of our shareholders at an annual general meeting of our shareholders, provided that such majority constitutes more than 50% of the our then issued and outstanding share capital, or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association. Our articles of association provide for a split of the board of directors (except with respect to external directors) into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors (other than external directors) following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

In addition, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), to serve for the remaining period of time during which the director whose service has ended would have held office, or in case of an addition to the board of directors, in accordance with the class assigned to such appointed director, as determined by the board of directors at the time of such appointment. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “—External Directors” below.

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

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Mr. Moshe Tal and Mr. Yehuda Halfon. The terms of service of both of our external directors will expire on May 23, 2022.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that our current external directors have accounting and financial expertise.

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

External directors are elected by a special majority vote at a shareholders’ meeting. The term “Special Majority” is defined in the Companies Law as:

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

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee and the Financial Statements Examination Committee.

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

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law. Our audit committee is comprised of Mr. Moshe Tal, Mr. Yehuda Halfon and Mr. Lior Vider.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “—Approval of Related Party Transactions under Israeli Law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “—Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director.

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

As noted above, the members of our audit committee include Mr. Moshe Tal (the chairman) and Mr. Yehuda Halfon who are external directors, and Mr. Lior Vider who is an independent director, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Financial Statements Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statements examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. Our financial statements examination committee is comprised of Messrs. Moshe Tal, Yehuda Halfon and Lior Vider. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of our financial statements’ examination committee.

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

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Moshe Tal, Mr. Yehuda Halfon and Mr. Lior Vider. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a Special Majority (see “—Approval of Related Party Transactions under Israeli Law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Our compensation policy was approved by our shareholders on May 8, 2016, and amendments thereto were approved by our shareholders on August 8, 2017 and September 26, 2019, respectively.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company, including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s consolidated financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

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

The equity-based compensation under our compensation policy for our executive officers and members of our board of directors is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and phantom, options, in accordance with our share incentive plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

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

Nasdaq Stock Market Requirements for Compensation Committee

Under Nasdaq rules, we are required to maintain a compensation committee consisting of at least two members, all of whom are independent. In addition, in affirmatively determining the independence of any director who will serve on the compensation committee of a board of directors, the board of directors must consider all factors specifically relevant to determining whether a director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member.

As noted above, the members of our compensation committee include Mr. Moshe Tal, Mr. Yehuda Halfon and Mr. Lior Vider, each of whom is “independent,” as such term is defined under Nasdaq rules. Mr. Roni Kleinfeld serves as the chairman of our compensation committee.

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

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law or under our compensation policy, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $10 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $82,000, which expires on August 21, 2020 as well as a Public Offering of Securities Insurance (POSI) providing a total coverage of $10 million for the benefit of all of our directors and officers, and covering the public offering of our securities on Nasdaq in August 2018, in respect of which we paid a seven-year premium of approximately $120,000, which expires on August 21, 2025.

Indemnification

The Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the ISA), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	an amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

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

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which articles are an exhibit to this annual report on Form 20-F, and are incorporated herein by reference.

There are no service contracts between us or Safe-T Data, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

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

The Companies Law does not specify to whom within us or the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

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

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a Special Majority .

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law or under our compensation policy, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a Special Majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a Special Majority . However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

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

On December 31, 2017, we had 35 full-time employees and fully dedicated consultants and 6 part-time employees. On December 31, 2018, we had 36 full-time employees and fully dedicated consultants and 4 part-time employees and consultants. As of December 31, 2019, we had six senior management positions on a full-time basis. All are engaged as employees with the exception of two consultants. In addition to our senior management, we had world-wide 30 full-time employees, three part-time employees, five consultants, which are engaged on full time basis and one consultant who is engaged on part time basis. In total, we have world-wide 39 employees and consultants, on full and part time basis.

As of December 31, 2019, the majority of our employees and consultants were located in Israel, and two employees located in the United States, engaged through Safe-T USA Inc., and an additional consultant located in Spain. None of our employees are represented by labor unions or covered by collective bargaining agreements.

E.	Share Ownership.

The following table lists as of March 29, 2020, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	No. of Shares Beneficially Owned(1)	Percentage Owned(2)
Chen Katz	-	-
Shachar Daniel	*	*
Barak Avitbul	*	*
Shai Avnit	*	*
Eitan Bremler	*	*
Eylon Geda	-	-
Yehuda Halfon	-	-
Dafna Lipowicz
Amir Mizhar (3)	*	*
Avi Rubinstein	*	*
Moshe Tal	-	-
Lior Vider	-	-
All directors and senior management as a group (15 persons)	843,238	1.2%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 72,426,312 Ordinary Shares as issued and outstanding as of March 29, 2020.

(3)	Includes 94,113 Ordinary Shares held by eTouchware 2005 Inc., a company wholly owned by Amir Mizhar. Also includes 3,750 dormant shares which do not carry any rights.

Stock Option Plans

Global Equity Plan

We maintain one equity incentive plan – the Safe-T Group Global Equity Plan, or the Global Equity Plan. As of March 29, 2020, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 1,144,995. In addition, options to purchase 787,353 Ordinary Shares were issued and outstanding, with exercise prices ranging between NIS 0.001 (approximately $0.0003) and NIS 139.52 (approximately $38) per share.

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

On January 20, 2019, our board of directors adopted an appendix to the Global Equity Plan for U.S. residents. Under this appendix, the Global Equity Plan will provide for the granting of options to U.S. residents. The U.S. Global Equity Plan and appendix have been approved by our shareholders on May 23, 2019.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 29, 2020, we are not aware of any holder with beneficial ownership of 5% or more of our outstanding Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

Record Holders

As of March 29, 2020, there was one shareholder of record of our Ordinary Shares, which was located in Israel. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly traded company such as ours which is listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, The Tel Aviv Stock Exchange Nominee Company Ltd. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 19, 2020, there were 67 holders of record of the ADSs on record with the Depository Trust Company.

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

Employment and Services Agreements

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors’ and officers’ insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chairman and Chief Executive Officer, all in accordance with our compensation policy. Mr. Barak Avitbul, NetNut’s chief executive officer, is entitled to certain earnout payments, as well as to certain revenue based fee payments, as part of the NetNut acquisition. see “Item 10.C. Material Contracts— NetNut Acquisition” for additional information.

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Share Ownership—Stock Option Plans.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for three months after such termination.

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

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2(d) to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

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

NetNut Acquisition

On April 4, 2019, we entered into the Share and Asset Purchase Agreement with NetNut, pursuant to which we acquired 100% of the fully diluted share capital of NetNut, or the Purchased Shares, a private Israeli company engaged in the business proxy network solution industry, and certain assets of DiViNetworks Ltd., or DiVi, NetNut’s controlling shareholder which assets are required for the ongoing operations of NetNut, or the Purchased Assets, and the NetNut Transaction, respectively. The NetNut Transaction closed on June 12, 2019. In addition, following the closing of the NetNut Transaction, Mr. Barak Avitbul, NetNut’s chief executive officer and a former shareholder of NetNut, became a member of our senior management. Mr. Avitbul is entitled to certain earnout payments, as well as to certain personal revenue-based fee payments, as part of the NetNut Transaction as detailed below.

The maximum purchase price payable by us for the Purchased Shares and Purchased Assets is up to $14.7 million, subject to certain adjustments, all as set forth below:

1.	In consideration for the Purchased Shares, we paid NetNut’s shareholders:

●	An amount equal to $3,400,000, or the Initial Shares Purchase Price, out of which (i) $1,614,743 was paid on the closing of the NetNut Transaction, or the Closing, in immediate funds (in addition to a $250,000 down payment paid by us in April 2019, upon signing of Share and Asset Purchase Agreement); (ii) $175,257 was deposited in escrow (as set forth below); and (iii) $1,360,000 paid by issuance of 1,217,370 of our Ordinary Shares (based on price per share of NIS 4.06 which is a per share 30-day average price of our Ordinary Shares on the TASE prior to the date on which the Share and Asset Purchase Agreement was signed, or the Initial Consideration PPS). The Initial Shares Purchase Price was determined based on an assumption that NetNut working capital on the Closing is equal to zero. The Initial Shares Purchase Price may be increased or decreased on a dollar-for-dollar basis in the event NetNut has a positive or negative working capital (respectively) on the date of the Closing.

●	In addition, an amount of up to $5,000,000 payable in contingent consideration, or the Earn-Out Amount, will be paid and distributed to the shareholders of NetNut subject to and upon NetNut achieving certain revenue milestones during fiscal year 2019, hence, the payment of the payable Earn-Out Amount will be deferred to the time when our financial results for the year 2019, or the 2019 Financial Statements, are published. We, at our sole discretion, may elect to pay up to 50% of the Earn-Out Amount in Ordinary Shares, or the Earn-Out Shares, provided that in any event, the amount of the Earn-Out Shares will not exceed 2,237,813 Ordinary Shares (representing a quotient of half of the maximum Earn-Out Amount, i.e. $2,500,000, divided by the Initial Consideration PPS). We have granted NetNut’s shareholders a first security interest and pledge in 30% of NetNut’s shares being purchased, as a security for full and timely payment of the Earn-Out Amount (if any).

2.	In consideration for the sale, delivery, transfer and assignment of the Purchased Assets, we paid DiVi at Closing an aggregate amount equal to $6,300,000, or the Assets Purchase Price. The Assets Purchase Price was paid as follows:

●	An amount equal to $3,455,258 was paid at Closing in immediately payable funds;

●	An amount equal to $324,742 was deposited in escrow (as set forth below); and

●	An amount equal to $2,520,000, was paid at Closing in Ordinary Shares, issued at a per share price equal to the Initial Consideration PPS, i.e. 2,255,717 Ordinary Shares.

3.	An aggregate amount equal to $500,000, or the Escrow Amount, comprised of the amounts set forth in Sections 1 and 2 above, was deposited with and will be held by an escrow agent, until the later of the following to occur, subject to certain exceptions including for earlier adjustments to the Initial Shares Purchase Price: (i) 12 month anniversary of the Closing, or (ii) the date on which 2019 Financial Statements are executed, for purposes of partly securing and satisfying (a) sellers’ indemnification obligations set forth in the Share and Asset Purchase Agreement and (b) the adjustment to the Initial Shares Purchase Price. Pursuant to the terms of the Share and Asset Purchase Agreement, because our working capital following the Closing was less than zero, we were entitled to receive an adjustment amount to the Initial Shares Purchase Price on a dollar-for-dollar basis in accordance with such negative amount of working capital. Therefore, on October 2, 2019, we received an amount of $233,000 from the Escrow Amount as a result of an adjustment to the Initial Shares Purchase Price.

4.	On September 12, 2019, we filed with the SEC a registration statement with respect to the portion of the consideration to be paid in our Ordinary Shares, which we had undertaken to file within 90 days following the Closing, and to use best efforts to have such registration statement declared effective as promptly as practicable. On September 27, 2019, the registration statement was declared effective.

In connection with the NetNut Transaction, we committed to pay to certain finders of the NetNut Transaction a fee equal to the sum of 3.0% of the total purchase price of the NetNut Transaction. We have paid $154,000 in cash and $122,000 was paid by issuance of options to purchase 203,146 Ordinary Shares at an exercise price of NIS 4.06 per share. We may have future payments to such finders according to earnout fees, under which, we, at our sole discretion, may elect to pay up to fifty percent (50%) of the earnout fees in equity.

We were also required to transfer $300,000 to NetNut prior to June 15, 2019, for the purposes of its business and activities as a wholly-owned subsidiary of the Company and during the remainder of 2019, to ensure that NetNut’s cash reserves would not be less than $300,000 (nor more than $1,000,0000). As of December 31, 2019, we transferred $175,000. Currently, we accounted for earnout payment based on the provisions of the Share and Asset Purchase Agreement, as well as a provision for a potential compensation to NetNut’s former shareholders due to the breach. If the abovementioned breach leads to litigation, there can be no assurance that we will prevail in any legal proceedings instituted by NetNut, or that such proceedings will not have a material adverse effect on our business, financial condition or results of operations.

April 2019 Financing and Related Matters

On April 9, 2019, we entered into a convertible loan transaction, or the April 2019 Financing, with certain institutional investors, or the Lenders, whereby we obtained a convertible loan in an aggregate amount of $6,000,000, for the issuance of convertible debentures, or the April 2019 Financing Debentures, and warrants to purchase our ADSs, or the April 2019 Financing Warrants. In connection therewith we also entered into a registration rights agreement, or the April 2019 Registration Rights Agreement.

The April 2019 Financing Debentures have an 18-month term and bear interest at 8% per annum, payable quarterly in cash or ADSs. Upon issuance, the April 2019 Financing Debentures were convertible at $41.00 per ADS. Pursuant to an adjustment clause with respect to subsequent issuance of our securities, the conversion price of the April 2019 Financing Debentures was reset to its floor price of $8.00 per ADS. The April 2019 Financing Debentures contain other customary anti-dilution features, with the Black-Scholes value of the April 2019 Financing Debentures payable upon the occurrence of a fundamental transaction. We can redeem the April 2019 Financing Debentures after the effective date of a resale registration statement, upon 20 trading days prior notice to the Lenders at 120% of the principal amount of the April 2019 Financing Debentures, plus accrued interest.

Upon issuance, the April 2019 Financing Warrants had an exercise price per ADS of $47.15, with 100% warrant coverage to the value of the April 2019 Financing Debentures. The Warrants have a five-year term and are exercisable for cash or on a cashless basis if no resale registration statement is available for resale of the ADSs issuable upon exercise of the April 2019 Financing Warrants. The exercise price of the April 2019 Financing Warrants was reset to its floor price of $8.00. The April 2019 Financing Warrants contain other customary anti-dilution provisions, with the Black-Scholes value of the warrants payable upon the occurrence of a fundamental transaction.

The Lenders were granted a 12-month participation right in a future financing equal to 50% of the subsequent financing, which will end on June 5, 2020. The Lenders had a right to purchase additional debentures on the same terms until December 4, 2019, or the Greenshoe Option, which was extended until January 4, 2020, and has now expired. The Lenders have a most favored nation right, or the Most Favored Nation Right, for the term of the debenture with respect to a subsequent financing on better terms such that the Lenders may convert into the subsequent financing on a dollar-for-dollar basis. Each of our wholly owned subsidiaries guarantees the obligations under the April 2019 Financing Debentures. The April 2019 Financing Debentures and the April 2019 Financing Warrants contain customary beneficial ownership blockers for the Lenders, which will prevent a Lender from acquiring a controlling block in us.

On August 30, 2019, we entered into a Securities Purchase Agreement with one of the Lenders that partially exercised its Greenshoe Option with respect to $400,000 of additional debentures convertible into our ADSs, or the August Greenshoe Debentures. Following the issuance of the August Greenshoe Debentures, we filed a registration statement on Form F-3 (File No. 333-233724) on September 12, 2019, which was declared effective on September 27, 2019, to register the resale up to 893,066 ADSs, covering the resale of (i) the ADSs underlying the August Greenshoe Debentures, (ii) certain of the ADSs previously registered under our previous registration statement on Form F-1 (File No. 333-230909), and certain other securities.

On October 31, 2019, we entered into a Securities Purchase Agreement with one of the Lenders that partially exercised its Greenshoe Option with respect to $500,000 of additional debentures convertible into our ADSs, or the October Greenshoe Debentures. Following the issuance of the October Greenshoe Debentures we filed a registration statement on Form F-3 (File No. 333-235368) on December 5, 2019, or the December Registered Direct Offering, which was declared effective on December 16, 2019, to register the resale of up to 540,559 ADSs, covering the resale of the ADSs underlying the October Greenshoe Debentures. Additionally, on December 23, 2019, we entered into a Securities Purchase Agreement with the Lenders that exercised an additional part of their Greenshoe Option, in connection with a convertible debenture in the aggregate principal amount of $1,332,171, or the December Greenshoe Debentures and together with the August Greenshoe Debentures and the October Greenshoe Debentures, the Greenshoe Debentures. The outstanding April 2019 Financing Debentures and the outstanding Greenshoe Debentures are convertible at $8.00 per ADS, subject to adjustment pursuant to the Most Favored Nation Right. We have agreed with the Lenders that the Lenders may exercise their respective Most Favored Nation Rights at any time, while the respective debenture is outstanding, in connection with our December Registered Direct Offering and concurrent private placement that closed on December 26, 2019. If the Lenders decide to exercise their Most Favored Nation Rights in connection with the December Registered Direct Offering, then the Lenders will exchange their outstanding April 2019 Financing Debentures and outstanding Greenshoe Debentures for (i) ADSs at an exchange rate equal to $3.15, the per ADS offering price in the December Registered Direct Offering, and (ii) an even number of ADS purchase warrants, or the MFN Warrants, which MFN Warrants shall be in form and substance identical to the warrants issued in the concurrent private placement to the December Registered Direct Offering.

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

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a summary of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax aspects applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. This summary is based on laws and regulations in effect as of the date hereof, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

The 2011 Amendment canceled the availability of the tax benefits granted under the Investment Law prior to 2011 and, instead, introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011, or “the Preferred Enterprise Regime”. The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that (i) is not wholly owned by a governmental entity (ii) owns a Preferred Enterprise, and (iii) is controlled and managed from Israel.

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

Tax Benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 9, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefit to Preferred companies for two types of “Technological Enterprises” – “Preferred Technological Enterprises,” or PTEs and “Special Preferred Technological Enterprises,” or SPTEs, as described below.

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

Preferred Technological income of a PTE, which is the portion of technological income derived from the benefitted intangible asset developed in Israel, satisfying the required conditions, will be subject to a corporate tax rate of 12% unless the PTE is located in certain peripheral parts of Israel in which case the rate will be 7.5%. Preferred Technological income of an SPTE, satisfying the required conditions, will be subject to a corporate tax rate of 6% with respect to the portion of technological income derived from benefitted intangible asset developed in Israel, regardless of the company’s geographical location within Israel.

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

We are continuously examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise, and the amount of Preferred Technology Income that we may have, or other benefits that we may receive from the 2017 Amendment, upon becoming an entity that generates a taxable income.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company that was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” that it owns and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production. The following corporate tax-related benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or promotion of the Industrial Enterprise, over an eight-year period;

●	the right to elect, under limited conditions, to file consolidated tax returns with related Israeli Industrial Companies;

●	A straight-line deduction of expenses related to a public offering over a three-year period commencing in the year of the offering; and

●	Accelerated depreciation rates on certain equipment and buildings.

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

Taxation of our Shareholders

The following is a summary of the material Israeli tax consequences concerning the ownership and disposition of our Ordinary Shares by our shareholders. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance, distinguishes between “Real Capital Gain” and the “Inflationary Surplus” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus, which is computed generally on the basis of the increase in the Israeli Consumer Price Index or the foreign exchange rate differences in certain cases, between the date of purchase and the date of disposal. Inflationary Surplus generally is not subject to tax in Israel.

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

Furthermore, where an individual claimed real interest expenses and linkage differences on securities, the capital gain on the sale of the securities will be liable to a rate of 30%, this, until the determination of provisions and conditions for the deduction of real interest expenses and linkage differences under section 101A(a)(9) and 101A(b) of the Tax Ordinance.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 649,560 for 2019) which amount is linked to the annual change in the Israeli), including, but not limited to income derived from dividends, interest and capital gains.

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

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received (other than for certain corporate holders). We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

This deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under the Tax Cuts and Jobs Act, or the TCJA, may not apply to dividends from a passive foreign investment company, as discussed below.

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

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law the TCJA. Although this is the most extensive overhaul of the United States tax regime in over thirty years, other than for certain U.S. corporate holders, none of the provisions of the TCJA should materially impact U.S. Holder’s with respect to such holder’s ownership of our Ordinary Shares or the ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

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

In addition, since our Ordinary Shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the ISA, as required under Chapter Six of the Securities Law. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

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

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A material portion of our operating expenses is incurred outside the United States and can be denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the NIS. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. The effect of a hypothetical 10% adverse change in foreign exchange rates on monetary assets and liabilities at December 31, 2019 can be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

As our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. dollar can increase the costs of our non-U.S. expansion as well as the Israeli headquarters costs.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019, or the Evaluation Date. Based on the material weaknesses identified in the Company’s internal control over financial reporting as described below as of the Evaluation Date, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2019, due to the following material weaknesses: (i) inadequate segregation of duties consistent with control objectives; and (ii) ineffective controls over period end financial reporting. Specifically, we determined that currently we do not have sufficient qualified staff to provide for effective control over a number of aspects of our accounting and financial reporting process under IFRS.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2019, 2018 and 2017. As defined in Regulation 12b-2 under the Securities Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

We have implemented measures to remediate identified material weaknesses. Those remediation measures are ongoing and include working with accounting and finance employees with a requisite level of experience and the implementation of additional control activities related to the period-end financial reporting process. While we believe that these efforts will improve our internal control over financial reporting, the implementation of our remediation is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles.

Although we believe there has been some progress in remediating this weakness, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected or reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our executive officer, financial officer, controller and persons performing similar functions as well as our directors. Our Code of Business Ethics is posted on our website at https://www.safe-t.com/investor-relations/#governance. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2018 and 2019.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2018 and 2019:

	Year Ended December 31,
	2018	2019

Audit fees (1)	$247,000	$282,975
Audit-related fees	-	-
Tax fees(2)	2,000	3,500
All other fees	-	-

Total	$249,000	$286,475

(1)	This category includes services such as consents and assistance with and review of documents filed with the SEC as well as fees related to our registration statements and public offering.

(2)	Includes professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

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

As a result of the listing of the ADSs on the Nasdaq Capital Market we are required to comply with the Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 15% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

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

Additionally, approval of the compensation of an executive officer who is also a director requires a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holder compensation policy. Our compensation committee and board of directors may, in special circumstances, approve the compensation of an executive officer (other than a director or a controlling shareholder) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objection into account. Our compensation committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholder approval, if such engagement is consistent with our office holder compensation policy and our compensation committee determines based on specified arguments that presentation of such engagement to shareholder approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period exceeding three years, approval is required once every three years.

A director or executive officer may not be present when the board of directors of a company discusses or votes upon a transaction in which he or she has a personal interest, except in case of ordinary transactions, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the Special Majority, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6.C. Board Practices—External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of Safe-T Group Ltd. (filed as Exhibit 4.1 to Form F-3/A (File No. 333-236030) filed on January 29, 2020 and incorporated herein by reference).

2.1	Form of Amended and Restated Deposit Agreement (filed as Exhibit 1 to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-218251) filed on July 31, 2018, and incorporated herein by reference).

2(d)	Description of Securities (filed herewith).

4.1	Form of Indemnification Agreement (filed as Exhibit 99.1.B to Form 6-K (File No. 001-38610) filed on August 21, 2019, and incorporated herein by reference).

4.2	Safe-T Group Global Equity Plan (filed as Exhibit 10.2 to Form F-1 (File No. 333-226074) filed on July 5, 2018, and incorporated herein by reference).

4.2.1	U.S. Sub-Plan to the Safe-T Group Ltd. Global Equity Plan (filed as Exhibit 99.1.B to Form 6-K (File No. 001-38610) filed on April 11, 2019, and incorporated herein by reference).

4.3	Safe-T Group Compensation Policy (filed as Exhibit 10.4 to Form F-1 (File No. 333-226074) filed on July 5, 2018, as amended by shareholders on September 26, 2019, and incorporated herein by reference)

4.4	Form of Share and Asset Purchase Agreement, dated April 4, 2019 (filed as Exhibit 99.1.C to Form 6-K (File No. 333-38610) filed on April 11, 2019, and incorporated herein by reference).

4.5	Securities Purchase Agreement dated August 30, 2019 (filed as exhibit 99.2 to Form 6-K (File No. 001-38610) filed on August 30, 2019, and incorporated herein by reference).

4.6	Form of Debenture (filed as exhibit 99.3 to Form 6-K (File No. 001-38610) filed on August 30, 2019, and incorporated herein by reference).

4.7	Registration Rights Agreement dated August 30, 2019 (filed as exhibit 99.4 to Form 6-K (File No. 001-38610) filed on August 30, 2019, and incorporated herein by reference).

4.8	Securities Purchase Agreement dated October 31, 2019 (filed as exhibit 99.1 to Form 6-K (File No. 001-38610) filed on November 12, 2019, and incorporated herein by reference).

4.9	Form of Debenture issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated October 31, 2019 (filed as exhibit 99.2 to Form 6-K (File No. 001-38610) filed on November 12, 2019, and incorporated herein by reference).

4.10	Registration Rights Agreement dated October 31, 2019 (filed as exhibit 99.3 to Form 6-K (File No. 001-38610) filed on November 12, 2019, and incorporated herein by reference).

4.11	Securities Purchase Agreement dated December 23, 2019 (filed as exhibit 10.1 to Form 6-K (File No. 001-38610) filed on December 30, 2019, and incorporated herein by reference).

4.12	Form of Debenture (filed as exhibit 4.1 to Form 6-K (File No. 001-38610) filed on December 30, 2019, and incorporated herein by reference).

4.13	Registration Rights Agreement dated December 23, 2019 (filed as exhibit 10.2 to Form 6-K (File No. 001-38610) filed on December 30, 2019, and incorporated herein by reference).

8.1	List of Subsidiaries (filed as Exhibit 21.1 to Form F-1 (File No. 333-226074) filed on July 5, 2018, and incorporated herein by reference).

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, with respect to the financial statements of Safe-T Group Ltd (filed herewith).

101

The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

SAFE-T GROUP LTD.

By:	/s/ Shachar Daniel

Shachar Daniel
Chief Executive Officer

Date: March 31, 2020

SAFE-T GROUP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

SAFE-T GROUP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Safe-T Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Safe-T Group Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(d) to the consolidated financial statements, the Company has suffered recurring losses from operations, has negative working capital and cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(d). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in note 2(l) to the consolidated financial statements, the Company changed the manner in which it accounts for liabilities in 2019.

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

March 31, 2020

We have served as the Company’s auditor since 2013.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2019	2018
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	4	4,341	3,717
Restricted deposits		29	104
Accounts receivable:
Trade, net	5	680	854
Other		470	231
		5,520	4,906
NON-CURRENT ASSETS:
Long-term restricted deposits		82	-
Long-term deposit		44	-
Property, plant and equipment, net		266	143
Right of use assets		441	-
Intangible assets, net	6	4,607	796
Goodwill	6	6,877	523
		12,317	1,462
TOTAL ASSETS		17,837	6,368

Liabilities and equity
CURRENT LIABILITIES:
Short-term loan		4	-
Accounts payable and accruals:
Trade		237	103
Other	9	1,553	951
Contract liabilities		562	495
Contingent consideration		2,170	-
Convertible debentures	3, 13, 2(l)	7,151	-
Derivative financial instruments	3, 13, 2(l)	1,637	729
Short-term lease liabilities		184	-
Liability in respect of the Israeli Innovation Authority		8	49
		13,506	2,327
NON-CURRENT LIABILITIES:
Contract liabilities		82	249
Long-term lease liabilities		324	-
Deferred tax liabilities		1,040	-
Liability in respect of the Israeli Innovation Authority		108	82
		1,554	331
TOTAL LIABILITIES		15,060	2,658

COMMITMENTS AND CONTINGENT LIABILITIES	10

EQUITY:	14
Ordinary shares		-	-
Share premium		52,394	41,594
Other equity reserves		13,070	11,805
Accumulated deficit		(62,687)	(49,689)
TOTAL EQUITY		2,777	3,710
TOTAL EQUITY AND LIABILITIES		17,837	6,368

Chen Katz	Shachar Daniel	Shai Avnit
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Date of approval of consolidated financial statements by Company’s Board of Directors: March 31, 2020.

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
	Note	2019	2018	2017
		U.S. dollars in thousands

REVENUES	17	3,284	1,466	1,096
COST OF REVENUES	17	1,889	791	583
GROSS PROFIT		1,395	675	513

OPERATING EXPENSES:
Research and development expenses	18	2,485	2,414	1,608
Selling and marketing expenses	19	3,783	5,542	4,051
General and administrative expenses	20	3,757	1,925	2,150
Impairment of goodwill		1,002	-	-
Contingent consideration measurement		159	-	-
TOTAL OPERATING EXPENSES		11,186	9,881	7,809

OPERATING LOSS		(9,791)	(9,206)	(7,296)

FINANCIAL INCOME (EXPENSES), net	21	(3,184)	(2,541)	1,984

LOSS BEFORE TAXES ON INCOME		(12,975)	(11,747)	(5,312)
TAXES ON INCOME	8	(23)	(6)	(1)
NET LOSS FOR THE YEAR		(12,998)	(11,753)	(5,313)

BASIC LOSS PER SHARE (IN DOLLARS)	22, 1(c)	(0.96)	(6.66)	(5.76)
DILUTED LOSS PER SHARE (IN DOLLARS)	22, 1(c)	(1.03)	(6.99)	(5.76)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED TO COMPUTE (IN THOUSANDS):

BASIC LOSS PER SHARE	1(c)	13,599	1,765	922
DILUTED LOSS PER SHARE	1(c)	14,020	1,782	922

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Other equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2017	-	22,220	11,624	(32,623)	1,221
CHANGES IN THE YEAR 2017:
Exercise of options	-	543	(463)	-	80
Expiry of options	-	29	(29)	-	-
Share-based payments	-	-	1,318	-	1,318
Exercise of warrants	-	2,286	-	-	2,286
Placement of shares, net of issuance costs of $422 thousand	-	3,416	133	-	3,549
Net loss for the year	-	-	-	(5,313)	(5,313)
BALANCE AT JANUARY 1, 2018	-	28,494	12,583	(37,936)	3,141
CHANGES IN THE YEAR 2018:
Exercise of options	-	791	(689)	-	102
Expiry of options	-	493	(493)	-	-
Share-based payments	-	-	381	-	381
Classification to equity of series B warrants, see Note 14(e)	-	3,479	-	-	3,479
Placement of shares, net of issuance costs of $187 thousand	-	2,200	23	-	2,223
Exercise of anti-dilution feature	-	2,302	-	-	2,302
Public offering, net of issuance costs of $840 thousand	-	3,835	-	-	3,835
Net loss for the year		-	-	(11,753)	(11,753)
BALANCE AT JANUARY 1, 2019	-	41,594	11,805	(49,689)	3,710
CHANGES IN THE YEAR 2019:
Exercise of options	-	30	(30)	-	-
Exercise of warrants and pre-funded warrants	-	1,517	(1,192)	-	325
Expiry of options	-	770	(770)	-	-
Share-based payments	-	129	483	-	612
Classification to equity of series B warrants, see Note 14(e)		902			902
Conversion of convertible debentures	-	3,263	-	-	3,263
Issuance of shares in a business combination	-	3,568	-	-	3,568
Public offerings, net of issuance costs of $661 thousand	-	621	2,774	-	3,395
Net loss for the year	-	-	-	(12,998)	(12,998)
BALANCE AT DECEMBER 31, 2019	-	52,394	13,070	(62,687)	2,777

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(12,998)	(11,753)	(5,313)
Adjustments required to reflect the cash flows from operating activities:
Effect of exchange rate differences on cash and cash equivalents balances	159	54	(251)
Issuance expenses	117	517	242
Depreciation and amortization	1,122	342	278
Impairment of goodwill and intangible assets	1,272	-	-
Change in financial liabilities at fair value through profit or loss	2,596	1,891	(1,981)
Share-based payments	612	381	1,318
Exchange rate differences on restricted deposits balances	(9)	6	-
Interest expenses related to convertible debentures	92	-	-
Capital gain	-	-	(5)
	5,961	3,191	(399)

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	304	(210)	(138)
Decrease (increase) in other receivables	(64)	(68)	(56)
Increase (decrease) in trade payables	(36)	(75)	134
Increase in other payables	285	84	236
Decrease in deferred issuance expenses	-	61	-
Increase in deferred tax liabilities	14	-	-
Increase (decrease) in contract liabilities	(199)	34	191
	304	(174)	367
Net cash used in operating activities	(6,733)	(8,736)	(5,345)
CASH FLOWS FROM INVESTING ACTIVITIES:
Business combination, net of cash acquired, see note 15	(5,508)	-	-
Long-term deposit	(44)	-	-
Restricted deposits	2	(17)	(36)
Purchase of technology	-	(308)	-
Proceeds from sale of property, plant and equipment	-	-	15
Purchase of property, plant and equipment	(46)	(44)	(132)
Net cash used in investing activities	(5,596)	(369)	(153)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public and private offerings, net of issuance expenses	4,391	9,231	5,582
Israeli Innovation Authority, net	(41)	29	(26)
Payment of loans and other financial liabilities	(20)	-	(63)
Deferred issuance expenses	-	-	(61)
Proceeds from exercise of options, warrants and pre-funded warrants	1,177	102	2,018
Proceeds from issuance of convertible debentures	8,232	-	-
Repayment of convertible debentures	(470)	-	-
Payment of interest related to convertible debentures	(29)
Lease payments (interest and principal)	(128)	-	-
Net cash provided by financing activities	13,112	9,362	7,450

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands

INCREASE IN CASH AND CASH EQUIVALENTS	783	257	1,952
EFFECT OF EXCHANGE RATE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(159)	(54)	251
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,717	3,514	1,311
CASH AND CASH EQUIVALENTS AT END OF YEAR	4,341	3,717	3,514

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Classification to equity of series B warrants, see Note 14(e)	902	3,479	-
Issuance of options to consultants (issuance costs)	-	(23)	(133)
Classification to equity of liability in respect to anti-dilution feature	-	1,787	-
Conversion of warrants	-	-	348
Conversion of convertible debenture	3,199	-	-
Shares issued in a business combination, see Note 15	3,568	-	-
Contingent consideration assumed in a business combination	2,008	-	-

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	GENERAL:

a.	Safe-T Group Ltd. (the “Company”) is a holding company, which is engaged, as of the date hereof, (i) through its subsidiaries Safe-T Data A.R Ltd. (“Safe-T”) and Safe-T USA Inc. (“Safe-T Inc.”) in the development, marketing and sales of solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity as well as enabling smooth and efficient traffic flow, interruption-free service; and (ii) through its subsidiary NetNut Ltd. (“NetNut”) in providing IP proxy service to business customers. For further information regarding NetNut acquisition on June 12, 2019, see note 15.

b.	The Company’s ordinary shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”) and as of August 17, 2018, the Company’s American Depositary Shares (the “ADSs”) are listed on the Nasdaq Capital Market (“Nasdaq”).

c.	On September 26, 2019, the Company’s shareholders approved a reverse split of the share capital of the Company by a ratio of up to 20:1, to be effective at the ratio and date to be determined by the Company’s Board of Directors (the “Board of Directors”). On October 2, 2019, the Board of Directors resolved that the final ratio will be 20:1, which became effective on October 21, 2019 (the “Reverse Split”). All descriptions of the Company’s share capital in these consolidated financial statements, including share amounts and per share amounts, are presented after giving effect to the Reverse Split.

d.	The Company has suffered recurring losses from operations, has negative working capital and has an accumulated deficit as of December 31, 2019, as well as negative operating cash flows in recent years. The Company expects to continue incurring losses and negative cash flows from operations until its products reach commercial profitability. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company has sufficient resources to fund operations until August 2020. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

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

The consolidated financial statements as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, are in compliance with International Financial Reporting Standards (“IFRS”), and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

In connection with the presentation of these consolidated financial statements, the following should be noted:

1)	The significant accounting policies described below have been applied consistently to all the years presented, unless otherwise stated.

2)	The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities (including derivatives) at fair value through profit or loss, which are presented at fair value.

3)	The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise its judgment in the process of applying the Company’s accounting policies. Actual results may differ materially from estimates and assumptions used by management.

b.	Consolidated financial statements:

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

Intercompany balances and transactions, including income and expenses on transactions between the Company’s subsidiaries, are eliminated.

The accounting policies applied by the subsidiaries are consistent with the accounting policies adopted by the Company.

c.	Segment reporting:

Operating segments are reported in a manner consistent with the internal reporting, which are provided to the chief operating decision maker in the Company, who is responsible for allocating resources and assessing the performance of the operating segments. As of December 31, 2019, The Company has two operating segments. Entity wide disclosures are provided in Note 24.

d.	Translation of foreign currency balances and transactions:

1)	Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “Functional Currency”). The consolidated financial statements of the Company are presented in U.S. dollars, which is the Company’s Functional Currency.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Transactions and balances

Transactions made in a currency which is different from the functional currency (the “Foreign Currency”) are translated into the Functional Currency using the exchange rates prevailing at the dates of the transactions or valuations where the items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the end-of-year exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss as finance income (expense).

e.	Cash and cash equivalents:

Cash and cash equivalents include cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less, which are subject to insignificant risk of changes in value.

f.	Trade receivables:

The trade receivables balance represents the unconditional right to consideration because only the passage of time is required before the payment is due from Company customers for licenses granted or services rendered in the ordinary course of business. If collection is expected within one year or less, trade receivables are classified as current assets. If not, trade receivables are presented as non-current assets.

Trade receivables are initially recognized based on their transaction price, and subsequently measured at amortized cost using the effective interest method, less a provision for doubtful accounts. For further details see Note 2k.

g.	Goodwill:

Goodwill arising from a business combination represents the excess of the overall amount of the consideration transferred, the amount of any non-controlling interests in the acquired company over the net amount as of acquisition date of the identifiable assets acquired and the liabilities assumed.

Impairment reviews of the cash-generating-unit (“CGU”) to which goodwill was allocated are undertaken annually and whenever there is any indication of impairment of a CGU. The carrying amount of the Company’s assets (which constitutes a single CGU), including goodwill, is compared to its recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the Company’s assets at the following order: first to reduce the carrying amount of any goodwill allocated to a CGU and subsequently to the remaining assets of the Company, which fall within the scope of the International Accounting Standard (“IAS”) 36, “Impairment of Assets,” on a proportionate basis based on the carrying amount of each Company asset.

Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed. As of December 31, 2018 and 2017, the Company did not recorded an impairment of goodwill. During the year ended December 31, 2019, the Company recognized an impairment loss of goodwill in a total amount of $1,002 thousand. For further details, see Note 6.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Intangible assets:

1)	Research and development

Through December 31, 2019 and 2018, the Company has not met the criteria for capitalizing development expenses as intangible assets, and accordingly, no asset has so far been recognized in the consolidated financial statements in respect of capitalized development expenses. Consequently, the research and development expenses of the Company are fully recognized as incurred.

2)	Technology and customer relations

a.	Technology which acquired either separately or as part of a business combination is initially measured at fair value at the acquisition date, and amortized between 5-8 years using the straight-line method, with such amortization classified as cost of revenues.

b.	Customer relations which acquired either separately or as part of a business combination is initially measured at fair value at the acquisition date, and amortized over 7.5 years using the straight-line method, with such amortization classified as sales and marketing expenses.

i.	Impairment of non-monetary assets:

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less selling costs and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels of identifiable cash flows (CGUs). The Company constitutes two CGUs. Non-monetary assets, other than goodwill, that were impaired, are reviewed annually for possible reversal of the impairment recognized at each balance sheet date. During the year ended December 31, 2019, the Company recognized an impairment loss related to technology in a total amount of $270 thousand. For further details, see Note 6.

j.	Government grants:

Government grants received from the Israeli Innovation Authority (the “IIA”) as a participation in research and development performed by Safe-T (the “IIA Grants”) fall into the scope of “forgivable loans” as defined in IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance” (“IAS 20”).

IIA Grants are recognized in accordance with IFRS 9, “Financial Instruments” (“IFRS 9”). If on the date on which the right for the IIA Grants is established, the Company’s management concludes that there is no reasonable assurance that the IIA Grants, to which entitlement has been established, will not be repaid, the Company recognizes a financial liability on that date, which is accounted for under the provisions of IFRS 9 regarding financial liabilities measured at amortized cost.

k.	Financial assets:

Accounting policies applied from January 1, 2018, under IFRS 9:

1)	Classification

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

Financial assets at amortized cost are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. These assets are classified as current assets, except for maturities of more than 12 months after the balance sheet date, which are classified as non-current assets. The Company’s financial assets at amortized cost are included as “accounts receivable,” “restricted deposits”, “deposits” and “cash and cash equivalents” in the consolidated statements of financial position (see sections e and f above).

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

If the financial asset is determined to have low credit risk at the reporting date, the Company assumes that the credit risk on a financial asset has not increased significantly since initial recognition. The Company measures the loss allowance for expected credit losses on trade receivables that are within the scope of IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) and on financial assets for which the credit risk has increased significantly since initial recognition based on lifetime expected credit losses. Otherwise, the Company measures the loss allowance at an amount equal to 12-month expected credit losses at the current reporting date.

Accounting policies applied until December 31, 2017, under IAS 39, “Financial Instruments: Recognition and Measurement”:

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

3)	Impairment of financial assets - financial assets measured at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (“Loss Event”) and that Loss Event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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

l.	Financial liabilities:

1)	Classification

The Company early adopted the narrow-scope amendment to IAS 1, “Classification of Liabilities as Current or Non-Current”, published in January 2020 which was issued to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period and specifically whether the entity has the right to defer settlement by at least twelve months. The amendment also affects the classification of liabilities, particularly for liabilities that can be converted into equity as it clarifies that settlement could also be considered through entity’s own equity instruments. Accordingly, the Company classified in the statement of financial position convertible debentures and derivative financial instruments as part of current liabilities. The amendment was applied retrospectively and as a result the Company reclassified derivative financial instruments amounting to $729 thousand as of December 31, 2018 to current liabilities.

Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Financial liabilities at fair value through profit or loss:

The Company designated its convertible debentures as financial liability at fair value through profit or loss, given the conversion option derivative embedded in such instrument. Changes in the Company’s own credit risk from the date of initial recognition are negligible. The convertible debentures are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction, and are adjusted to reflect the difference between the fair value at initial recognition and the transaction price (“day 1 loss”). Changes are recorded to profit or loss on a periodic basis while unrecognized day 1 loss is amortized over the contractual life of each instrument.

The Company accounts for contingent consideration as financial liability at fair value through profit or loss. The contingent consideration is measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction. Changes are recorded to profit or loss on a periodic basis.

m.	Derivatives:

The Company accounts for warrants with a cashless exercise mechanism, compensation and anti-dilution features issued at public and private offering, as financial liabilities. The warrants, compensation and anti-dilution features are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction. Changes are recorded to profit or loss on a periodic basis.

The Company accounts for warrants and rights to purchase additional debenture (“green-shoe option”) issued at the 2019 securities purchase agreement, as financial liabilities. The warrants and green-shoe option are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction, adjusted to reflect the day 1 loss. Changes are recorded to profit or loss on a periodic basis while unrecognized day 1 loss is amortized over the contractual life of each instrument. See further details in Note 13.

n.	Unrecognized day 1 loss:

A financial liability, in which upon initial recognition the transaction price is different than its fair value is initially recognized at fair value, adjusted to reflect the day 1 loss.

After initial recognition, the unrecognized day 1 loss of the said financial liability is amortized over the contractual life of each financial liability.

Upon conversion or exercise of convertible debentures or warrants for which an unrecognized day 1 loss exists, the carrying amounts are classified to equity.

o.	Trade payables:

Trade payables are the Company’s obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value, and in subsequent periods at amortized cost using the effective interest method.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Current and deferred income taxes:

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

q.	Employee benefits:

1)	Severance pay and pension obligations

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

Severance pay is paid when an employee is terminated by the Company before the normal retirement date, or when an employee had agreed to accept voluntary redundancy in exchange for these benefits. The Company recognizes severance pay liabilities at the earlier of:

●	When the entity can no longer withdraw the offer of those benefits; and

●	When the entity recognizes costs for a restructuring in the scope of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets,” that includes the payment of severance benefits.

r.	Share-based payments:

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

For plans that include conditions that are not vesting conditions, any relating expenses are immediately recognized in the consolidated statements of profit or loss. When the Company revises the conditions of an equity-settled grant, the Company recognizes an additional expense, in excess of the original expense calculated for every such revision that increases the overall fair value of the granted benefit or benefits the service provider, based on the fair value at the time of revision.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Revenue recognition:

1)	General

The Company has adopted IFRS 15 from January 1, 2017 (the “date of initial application”). The early adoption of IFRS 15 by the Company was done pursuant to the transitional provision that enabled the recognition of the accumulated impact of adoption as an adjustment of the opening balance of retained earnings as of January 1, 2017 (also known as the modified retrospective approach).

This standard replaced the guidelines that were in effect through January 1, 2017 regarding revenue recognition and presents a new single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard provides two approaches to revenue recognition: one point in time or over time. The model framework consists of five steps for analyzing transactions to determine the timing and amount of revenue recognition.

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

In addition, the standard provides new and more extensive disclosure requirements to those that exist today, which are provided in Notes 17 and 24.

2)	Accounting for perpetual and term licenses of software and for software as a service

Perpetual and term licenses of software

The main impact which the standard had on the Company’s consolidated financial statements is the timing of recognition of revenue in respect of the license component in transactions for the sale of fixed-term license contracts. Pursuant to the standard, the Company’s promise to the customer in granting a license is to provide a right to use the entity’s intellectual property as intellectual property exists (in terms of form and functionality), at the point in time at which the license is granted to the customer. This means that the customer can direct the use of, and obtain substantially all of the remaining benefits from, the license at the point in time at which the license transfers. Therefore, revenue in respect of the license component in such transactions shall be recognized at the time at which the is license granted to the customer.

Software as a Service

The Company’s revenues from its renewable monthly contracts with its customers are recognized rateably over the respective contract periods, since the customers consume benefits from these services.

Costs to obtain a contract are expensed as incurred since commissions payable upon renewals are commensurate with the initial commission.

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

Sales to resellers are recognized upon delivery of the license to the reseller as the reseller is considered the ultimate customer in such arrangements.

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

5)	Election of certain practical expedients

The Company has also elected to apply the following practical expedients in connection with the application of IFRS 15:

1)	IFRS 15 was applied only to contracts that were not completed as of the date of the initial application.

2)	Where the asset that would be recognized as a result of capitalizing the cost of obtaining a contract would be amortized over one year or less, the Company shall expense those costs when incurred.

3)	For contracts in which, at inception, the period between the performance of the obligations (transfer of goods or service to the customer) and the associated payment is expected to be one year or less, the Company does not account for the effect of a significant financing component.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Loss per share:

Basic loss per share is calculated by dividing net loss for the year by the weighted average number of ordinary shares (including pre-funded warrants).

When calculating the diluted loss per share, the Company adjusts the loss attributable to holders of ordinary shares and the weighted average number of shares in issue, to reflect the effect of all potentially dilutive ordinary shares, as follows:

The Company adds to the weighted average number of shares in issue that was used to calculate the basic loss per share the weighted average of the number of shares to be issued assuming the all shares that have a potentially dilutive effect would be converted into shares, and adjusts net loss attributable to holders of the Company’s ordinary shares to exclude any profits or losses recorded during the year with respect to potentially dilutive shares.

The potential shares, as above, are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share).

u.	Leases:

Commencing January 1, 2019, the Company accounts for leases in accordance with International Financial Reporting Standard No. 16 “Leases” (“IFRS 16”).

Accounting policies applied from January 1, 2019, under IFRS 16:

The Company’s leases include property and motor vehicle leases. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company reassesses whether a contract is, or contains, a lease only if the terms and conditions of the contract are changed.

At the commencement date, the Company measures the lease liability at the present value of the lease payments that are not paid at that date, including, inter alia, the exercise price of a purchase option if the Company is reasonably certain to exercise that option. Simultaneously, the Company recognizes a right-of-use asset in the amount of the lease liability.

The discount rate applied by the Company is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The lease term is the non-cancellable period for which the Company has the right to use an underlying asset, together with both, the periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

After the commencement date, the Company measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability.

Assets are depreciated by the straight-line method over the estimated useful lives of the right of use assets or the lease period, which is shorter:

Years
Property	1.3-6
Motor vehicles	3

Interest on the lease liability is recognized in profit or loss in each period during the lease term in an amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Accounting policies applied until December 31, 2018, under IAS 17 “Leases” (“IAS 17”):

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statement of profit or loss on a straight-line basis over the period of the lease.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

v.	Business combination:

The Company accounts for business combinations by applying the acquisition method.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair value of the assets transferred by the acquirer, and the liabilities incurred by the acquirer to former owners of the acquiree, in exchange for control of the acquiree. The consideration transferred also includes the fair value of any asset or liability arising from a contingent consideration arrangement.

Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Identified assets acquired and liabilities assumed as part of a business combination are initially measured at fair value at the acquisition date, except for certain exceptions in accordance with IFRS 3 “Business Combinations” (Revised).

Contingent consideration incurred as a part of a business combination is initially measured at fair value at the acquisition date. Subsequent changes in fair value of contingent consideration are classified as assets or liabilities, are recognized in accordance with the IFRS 9 in profit or loss.

u.	New international financial reporting standards, amendments and interpretations to existing standards:

IFRS 16 replaces upon first-time implementation the existing guidance in IAS 17. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, and is expected to impact mainly the accounting treatment applied by the lessee in a lease transaction.

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

The Company adopted IFRS 16 on January 1, 2019, using a modified retrospective transition approach, and as a result did not adjust prior periods.

In respect of agreements in which the Company is the lessee, the Company elected to apply the standard for the first time by recognizing lease liabilities, for leases that were previously classified as operating leases, based on the present value of the remaining lease payments, discounted at the incremental interest rate of the lessee as at the date of first-time application. At the same time, the Company recognized a right-of-use asset at an amount equal to the amount of the lease liabilities, adjusted to reflect any prepaid or accrued lease payments in respect of those leases. As a result, the application of the standard has no an effect on the retained earnings balance.

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

The weighted average of lessee’s incremental annual borrowing rate applied to the lease liabilities was 13.70%.

The effect upon first-time implementation on the Company’s consolidated statement of financial position are: right-of-use lease assets of approximately $166 thousand, current lease liabilities of approximately $97 thousand and non-current lease liabilities of approximately $69 thousand.

a.	Financial risk management:

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

No credit limits were exceeded in 2019 and 2018 and management does not expect any losses from non-performance by these counterparties beyond those that have already been recognized.

2)	Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the New Israeli Shekel (“NIS”). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities denominated in foreign currency.

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

4)	Coronavirus

For details on the possible effect of the spread of the corona virus, see note 25(c).

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

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

The table below categorizes non-derivative financial liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows.

	Less than one year	Between one to two years
	U.S. dollars in thousands
December 31, 2019:
Contingent consideration	2,170	-
Short-term loan	4	-
Convertible debentures	7,151	-
Lease liabilities	184	324
IIA liability	8	108
Trade payables and other payables	1,790	-
	11,307	432
December 31, 2018:
IIA liability	49	82
Trade payables and other payables	1,054	-
	1,103	82

b.	Fair value estimation:

Below is analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

Level 1 financial instruments:

As of December 31, 2019 the Company has no financial asset or liability measured at level 1. As of December 31, 2018, the Company had a derivative financial liability in amount of $729 thousand.

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

Level 3 financial instruments:

The Company has several financial liabilities measured at fair value through profit or loss, which meet the level 3 criteria as of December 31, 2019 and 2018.

c.	Fair value measurements based on unobservable data (level 3):

The Company evaluated the fair value of convertible debentures, contingent consideration, derivative financial instruments and anti-dilution feature that were issued in connection with capital raising transactions.

The following table presents the changes in level 3 instruments for each of the three years in the period ended December 31, 2019:

	Contingent consideration	Convertible debentures	Derivative financial instruments	Total
	U.S. dollar in thousands
Balance as of January 1, 2019	-	-	-	-
Initial recognition of financial liability	2,008	13,257	9,980	25,245
Initial recognition of unrecognized day 1 loss	-	(5,836)	(4,856)	(10,692)
Conversion to equity of or other financial liability	-	(4,501)	(1,061)	(5,562)
Repayment of convertible debentures	-	(470)	-	(470)
Recognition of day 1 loss within profit or loss	-	4,198	2,551	6,749
Changes in fair value recognized within profit or loss	162	503	(4,977)	(4,312)
Balance as of December 31, 2019	2,170	7,151	1,637	10,958

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

	Anti-dilution feature	Derivative financial instruments	Total
	U.S. dollar in thousands
Balance as of January 1, 2018	692	61	753
Initial recognition	497	2,678	3,175
Changes in fair value recognized within profit or loss	598	1,641	2,239
Classification to equity of Series B warrants	-	(3,479)	(3,479)
Classification to level 1, see Note 15(e)	-	(901)	(901)
Exercise of anti-dilution feature	(1,787)	-	(1,787)
Balance as of December 31, 2018	-	-	-

	Anti-dilution feature	Derivative financial instruments	Total
	U.S. dollar in thousands
Balance as of January 1, 2017	94	-	94
Initial recognition	315	1,958	2,273
Changes in fair value recognized within profit or loss	283	(1,897)	(1,614)
Balance as of December 31, 2017	692	61	753

Financial instruments:

Financial assets at amortized cost
December 31, 2019	U.S. dollars in thousands
Assets:
Cash and cash equivalents	4,341
Trade receivable and other receivables (excluding prepaid expenses)	970
Long-term deposit	44
Restricted deposits	29
5,384

Financial assets at amortized cost
December 31, 2018	U.S. dollars in thousands
Assets:
Cash and cash equivalents	3,717
Trade receivable and other receivables (excluding prepaid expenses)	910
Restricted deposits	104
4,731

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
December 31, 2019	U.S. dollars in thousands
Liabilities:
Short-term loan	-	4	4
Contingent consideration	2,170	-	2,170
Convertible debentures	7,151		7,151
Lease liabilities	-	508	508
Trade payables and other payables	-	1,790	1,790
IIA liability	-	116	116
Derivative financial instruments	1,637		1,637
	10,958	2,418	13,376
December 31, 2018
Liabilities:
Trade payables and other payables	-	1,054	1,054
IIA liability	-	131	131
Derivative financial instruments	729	-	729
	729	1,185	1,914

Assets and liabilities, which are not measured on a recurring basis at fair value, are presented at their carrying amount, which approximates their fair value.

d.	Valuation processes of the Company:

Set forth below are details regarding the valuation processes of the Company:

1)	Series 1 warrants and series 2 warrants - level 1 financial instruments measured at fair value through profit or loss. For details, see Note 15. For details, see Note 15(b).

2)	2017 anti-dilution feature - the Company used the binomial share price model for a period of 12 months, using the following principal assumptions: expected volatility between 52.53% - 69.82%, risk-free interest between 0.01% - 0.11%, expected term between 0.11 - 0.45 years and a 75% probability of capital raise during February - April 2017 and between 10% - 100% probability of capital raise during April - June 2018. The liability amount is adjusted at each quarter end based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 14(c).

3)	2018 anti-dilution feature - the Company used the binomial share price model for a period of 24 months, using the following principal assumptions: expected volatility between 69.88 - 70.78%, risk-free interest between 0.37% - 0.47%, expected term between 1.9 - 2 years and 100% probability of capital raise until June 2020. The liability amount is adjusted at each quarter end based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 15(c).

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

4)	Series A warrants, which were issued on August 21, 2018, as part of an underwritten public offering - the Company used the Black-Scholes model, using the following principal assumptions: expected volatility of 77.17%, risk-free interest of 2.77%, expected term of 6 years. The liability amount is adjusted at each quarter end based on the then relevant assumptions, until the earlier of full exercise or expiration. For details, see Note 15(e).

5)	Series B warrants, which were issued on August 21, 2018, as part of an underwritten public offering, until December 19, 2018 - the Company used the binomial share price model for a period of 120 days, using the following principal assumptions: expected volatility between 89.17% - 104.11%, risk-free interest between 2.18% - 2.12%, expected term between 0.22 - 0.33 years. For details, see Note 15(e).

6)	Series B warrants, which were issued on August 21, 2018, as part of an underwritten public offering, as of December 19, 2018 - level 1 financial instruments measured at fair value through profit or loss. For details, see Note 15(e).

7)	Options to employees and advisors. For details, see Note 14.

8)	Convertible debentures - the Company used the binomial share price model for a period of 18 months, using the following principal assumptions: expected volatility between 98.05 - 98.84%, risk-free interest between 1.95% - 2.42%, expected term of 1.5 years. The liability amount is adjusted at each quarter end based on the then relevant assumptions, until the earlier of full exercise or expiration.

9)	Derivative financial instruments - the Company used the binomial share price model for a periods of 1.5 and 5 years, using the following principal assumptions: expected volatility between 83.32% - 85.42%, risk-free interest between 1.58% - 2.38%, expected term of 1.5, and 5 years. The Company also used the Black-Scholes model, using the following principal assumptions: expected volatility of 84.40%, risk-free interest of 1.76%, expected term of 5.5 years. The liability amount is adjusted at each quarter end based on the then relevant assumptions, until the earlier of full exercise or expiration.

10)	Contingent consideration - the Company used the Monte Carlo method for a period of 6 months, using the following principal assumptions: expected volatility 51.9%, risk-free interest 1.88%.

NOTE 4 -	CASH AND CASH EQUIVALENTS

As of December 31, 2019 and 2018, the balance of cash and cash equivalents was comprised of cash at banks and PayPal account.

NOTE 5 -	ACCOUNT RECEIVABLES - TRADE, net

As of December 31, 2019 and 2018, the account receivables-trade balance comprises open accounts.

Also, as of December 31, 2019, the Company recorded a provision for doubtful accounts in an amount of $95 thousand and as of December 31, 2018, the Company did not record a provision for doubtful accounts. The Company has no customers that exceed their customary credit terms.

In addition, during 2019 and 2018 the Company recorded a debt write-off in an amount of $29 thousand and $74 thousand, respectively.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 -	INTANGIBLE ASSETS:

a.	Composition:

	Cost				Accumulated amortization
	Balance at	Additions	Retirements	Balance	Balance at	Additions	Retirements	Balance	Amortized balance
	beginning	during	during	at end	beginning	during	during	at end	December 31,
2019:	of year	the year	the year	of year	of year	the year	the year	of year	2019
	U.S. dollar in thousands
Technology	2,263	4,651	(1,955)	4,959	1,469	808	(1,685)	592	4,367
Customer relations	38	259	(38)	259	36	21	(38)	19	240
Goodwill	523	7,356	(1,002)	6,877	-	-	-	-	6,877
	2,824	12,266	(2,995)	12,095	1,505	829	(1,723)	611	11,484

	Cost				Accumulated amortization
	Balance at	Additions	Retirements	Balance	Balance at	Additions	Retirements	Balance	Amortized balance
	beginning	during	during	at end	beginning	during	during	at end	December 31,
2018:	of year	the year	the year	of year	of year	the year	the year	of year	2018
	U.S. dollar in thousands
Technology	1,955	308	-	2,263	1,199	270	-	1,469	794
Customer relations	38	-	-	38	30	6	-	36	2
Goodwill	523	-	-	523	-	-	-	-	523
	2,516	308	-	2,824	1,229	276	-	1,505	1,319

	Cost				Accumulated amortization
	Balance at	Additions	Retirements	Balance	Balance at	Additions	Retirements	Balance	Amortized balance
	beginning	during	during	at end	beginning	during	during	at end	December 31,
2017:	of year	the year	the year	of year	of year	the year	the year	of year	2017
	U.S. dollar in thousands
Technology	1,955	-	-	1,955	954	245	-	1,199	756
Customer relations	38	-	-	38	24	6	-	30	8
Goodwill	523	-	-	523	-	-	-	-	523
	2,516	-	-	2,516	978	251	-	1,229	1,287

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 -	INTANGIBLE ASSETS (continued):

b.	Testing of goodwill impairment:

As required by IAS 36 Impairment of Assets, the Company performed a goodwill impairment testing as of December 31, 2019 for each of its CGU’s, which are based on the Company’s operating segments: cyber security business and proxy services business (following NetNut acquisition at June 12, 2019).

The indicators for the quantitative assessment for goodwill impairment for the proxy services business included a decrease in forecasted operating results. For the purpose of the goodwill impairment testing of the proxy services business, the recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a six-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the six-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth rate of the proxy services business. As a result of the impairment test, the Company recognized an impairment loss of $479 thousand related to the proxy services business. As of December 31, 2019, goodwill of the proxy services business amounts to $6,877 thousand.

The key assumptions used as part purpose of the goodwill impairment testing of the proxy services business are terminal growth rate of 2%, after-tax discount rate of 20.5% and pre-tax discount rate of 22.8%

A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use of the proxy services business by approximately $300 thousand and $711 thousand, respectively, and could trigger a potential impairment of its goodwill.

For the purpose of the goodwill impairment testing of the cyber security business, the recoverable amount was assessed by management based on financial performance and future strategies considering current and expected market and economic conditions. As a result of the impairment test, the Company recognized an impairment loss of $523 thousand related to the cyber security business. As a result, the entire balance of goodwill related to this operating segment was written-off.

As of December 31, 2018 and 2017, the Company performed a goodwill impairment test for its single CGU. For the purpose of the goodwill impairment test, the recoverable amount was calculated based on its fair value less cost to sell of Company’s share. As of December 31, 2018 and 2017, the recoverable amount exceeded the Company’s equity and therefore no goodwill impairment existed.

c.	Intangible assets purchase:

1.	On July 2, 2018, Safe-T completed the purchase of the intellectual property of CyKick Labs Ltd. (“CyKick”) and the assumption of a royalty liability to the IIA, in consideration of $236 thousand, allocated on a relative basis to the purchased technology ($308 thousand) and IIA liability ($72 thousand). The purchased technology is aimed to recognize hostile attacks on online services through the identification of the users’ anomalous behaviour. The amortization is classified to cost of revenues and is calculated for 6 years using the straight-line method over the technology’s useful life. For further details see Note 10(b).

2.	On June 12, 2019, the Company completed the acquisition of NetNut, and certain assets required for NetNut’s operations. The intangible assets included are: technology and customer supplier which are amortized over 5 years and classified to cost of revenues, and customer relations which are amortized over 7.5 years and classified to sales and marketing expenses. For further details, see Note 16.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 -	INTERESTS IN OTHER ENTITIES

Subsidiaries:

Set forth below are details regarding the Company’s subsidiaries as of December 31, 2019 and 2018:

Name of company	Principal place of business	Nature of business activities	Percentage held directly by the Company	Rate of shares held by the Company
			%
Safe-T Data A.R Ltd.	Israel	Development of data security software	100	100
Safe-T USA Inc.	USA	Business development and sales in the USA	-	100
NetNut Ltd.*	Israel	Business proxy network solution	100	100

*	Acquired on June 12, 2019

NOTE 8 -	TAXES ON INCOME:

a.	Corporate taxation in Israel:

The income of the Company, Safe-T and NetNut is taxed at the regular corporate tax rate, which is 24% for 2017, and 23% for the year 2018 and thereafter.

Safe-T Inc. was taxed at a regular U.S. federal tax rate of 20% and 21% for the tax years 2019 and 2018, respectively.

b.	Tax assessments:

Tax assessments filed by the Company and Safe-T by 2014 are considered final. NetNut has not received tax assessments since incorporation.

c.	Carryforward tax losses:

Carryforward tax losses in Israel of the Company amounted to approximately $1.8 million and $1.7 million as of December 31, 2019 and 2018, respectively.

Carryforward tax losses in Israel of Safe-T amounted to approximately $31.5 million and $22 million as of December 31, 2019 and 2018, respectively.

Carryforward tax losses in Israel of NetNut amounted to approximately $408 thousand and $61 thousand as of December 31, 2019 and 2018, respectively.

The Company did not recognize deferred taxes for these losses since their utilization is not expected in the foreseeable future.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 -	TAXES ON INCOME (continued):

d.	Deferred taxes:

	Property, plant and equipment, net	Intangible assets, net	Carryforward tax losses	Total
	U.S. dollar in thousands
Balance as of January 1, 2019	-	-	-	-
Initial recognition due to business combination	(46)	(1,129)	149	(1,026)
Changes during the year:
Taxes on income	13	122	(149)	(14)
Balance as of December 31, 2019	(33)	(1,007)	-	(1,040)

e.	Theoretical tax reconciliation:

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see section a above) and the actual tax expense:

	Year ended December 31,
	2019		2018		2017
	%	U.S. dollars in thousands	%	U.S. dollars in thousands	%	U.S. dollars in thousands

Loss before taxes on income, as reported in the statement of profit or loss	100	12,975	100	11,747	100	5,312
Theoretical tax saving on this profit or loss	(23)	(2,984)	(23)	(2,702)	(24)	(1,275)
Increase in taxes resulting from permanent differences - non-deductible expenses	8.0	1,039	4.5	524	1.6	83
Increase in taxes resulting from losses in the reported year for which deferred taxes were not recognized	15.2	1,968	18.6	2,184	22.5	1,193
Tax expenses	0.18	23	0.05	6	0.02	1

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 -	ACCOUNTS PAYABLE AND ACCRUALS:

a.	Accounts payable - other:

	December 31
	2019	2018
	U.S. dollars in thousands

Employees and related institutions	654	628
Accrued expenses	899	323
	1,553	951

b.	The carrying amount of accounts payables, which are financial liabilities, is a reasonable approximation of their fair value since the effect of discounting is immaterial.

NOTE 10 -	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Royalties payable to the IIA:

1)	Under the terms of a plan with IIA, Safe-T is committed to pay royalties to the IIA on proceeds from sales of products in the research and development of which the IIA participated by way of grants. Royalties are payable at the rate of 3% to 3.5% of the proceeds from such sales.

Safe-T completed the performance of the plan on October 31, 2015, and filed a final report to the IIA, who approved the report. Since 2015, Safe-T received a total of $146 thousand in grants. For the years ended December 31, 2019 and 2018, the Company paid royalties in an amount of $41 thousand and $43 thousand, respectively, and presents liabilities to the IIA of $8 thousand and $49 thousand, respectively.

2)	On July 2, 2018, Safe-T completed the purchase of the intellectual property of CyKick. As part of such purchase, Safe-T committed to take CyKick’s liability to pay royalties to the IIA on proceeds from sales of products in the research and development of which the IIA participated by way of grants. Royalties are payable at the rate of 3% to 3.5% of the proceeds from such sales.

As of December 31, 2019, the Company did not pay the IIA any royalties and its liability to pay the IIA royalties for future sales of CyKick’s technology amounted to approximately $108 thousand.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 -	COMMITMENTS (continued):

b.	Lease agreements (only 2018)

1)	During 2013, Safe-T entered into an office lease agreement for the premises it uses, which included an option to extend the lease with a lease fee increase of 6%. During 2015, Safe-T extended the office lease agreement on similar terms until December 31, 2017.

On September 13, 2017, Safe-T signed an amendment to its office lease agreement, according to which Safe-T will lease its offices for a monthly fee of approximately $17 thousand. On November 12, 2018, Safe-T signed an amendment to lease additional space for approximately $1.5 thousand per month.

During 2016, Safe-T Inc. entered into a lease agreement, which expired on November 30, 2017. On September 19, 2017, Safe-T Inc. signed an extension to its office lease agreement, according to which Safe-T Inc. will lease its offices for a monthly fee of approximately $1.3 thousand. The lease will expire on April 30, 2020.

The minimal future lease fees (including management fees), which are payable under the said leases’ agreements are, as of December 31, 2018:

For the year ended December 31:	U.S. dollars in thousands
2019	231
2020	5

During 2016 and 2017, Safe-T entered into lease agreements in connection with a number of vehicles. The lease periods are generally for three years.

The minimal future lease fees, which are payable under the Company’s vehicles lease agreements are, as of December 31, 2018:

For the year ended December 31:	U.S. dollars in thousands
2019	89
2020	47
2021 and thereafter	12

Commencing January 1, 2019, the Company recognized a right-of-use asset at an amount equal to the amount of the lease liability for its leases, except for short-term leases and leases in which the value of the underlying asset is low. For details, see Note 2(u).

c.	Contingent Consideration

On April 4, 2019, the Company entered into a share and asset purchase agreement (the “Share and Asset Purchase Agreement”), with NetNut, pursuant to which the Company acquired 100% of the fully diluted share capital of NetNut. The Share and Asset Purchase Agreement includes an earn-out payment to the previous shareholders of NetNut of up to $5 million based on NetNut's revenues in 2019 and for which the Company has granted a first security interest and pledge in 30% of the NetNut shares. In connection with the Share and Asset Purchase Agreement the Company was required to transfer $300,000 to NetNut prior to June 15, 2019, for the purposes of its business and activities as a wholly-owned subsidiary of the Company. By December 31, 2019, the Company have transferred only $175,000. Currently, the Company accounted for earnout payment based on the provisions of the Share and Asset Purchase Agreement which requires a payment of approximately $1.7 million, as well as a provision for an additional potential compensation to NetNut’s former shareholders due to the above-mentioned breach.

d.	Minimal future lease fees as of December 31, 2019

(U.S. dollars in thousands)	December 31, 2019
2020	346
2021	174
2022	150
2023	121
Total undiscounted cash flows	791

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 -	LEASES:

Right-of-use assets:

	Balance at	Additions	Disposals	Balance at
	beginning	during	during	end of
	of year	year	year	year
	U.S. dollars in thousands
Cost
Property	19	446	-	465
Motor vehicles	147	26	(60)	113
	166	472	(60)	578

	Balance at	amortization	Additions	Disposals	Balance at
	beginning	during	during	during	end of
	of year	year	year	year	year
	U.S. dollars in thousands
Accumulated amortization
Property	-	(65)	(41)	-	(106)
Motor vehicles	-	(50)	-	19	(31)
	-	(115)	(41)	19	(137)

Lease liabilities:

	Balance at	Additions	Interest expense	Termination	Payments	Balance at
	beginning	during	during	during	during	end of
	of year	year	year	year	year	year
	U.S. dollars in thousands
Composition in 2019
Property	19	443	49	-	(80)	431
Motor vehicles	147	26	27	(44)	(79)	77
	166	469	76	(44)	(159)	508
Short-term lease liabilities:
Property						135
Motor vehicles						49
Long-term lease liabilities:
Property						296
Motor vehicles						28
						508

Expense relating to short-term leases for the year ended December 31, 2019 amounted to $211 thousand.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 -	RETIREMENT BENEFITS OBLIGATION:

a.	Liability for employee rights upon retirement:

Labor laws and agreements require the Company to pay severance pay and/or pensions to employees dismissed or retiring from their employ in certain other circumstances. The amounts of benefits those employees are entitled to upon retirement are based on the number of years of service and the last monthly salary.

Also, under labor laws and labor agreements in effect, including the Expansion Order (Combined Version) for Obligatory Pension under the Collective Agreements Law of 1957 (the “Expansion Order”), The Company is liable to make deposits with provident funds, pension funds or other such funds, to cover its employees’ pension insurance as well as some of its severance pay liabilities.

Under the terms of the Expansion Order, the Company deposits for severance pay as required under the Expansion Order as well as other deposits made by those companies “in lieu of severance pay” and which were announced as such as required under the Expansion Order, replace all payment of severance pay under Section 14 of the Israeli Severance Pay Law, 1963 (the “Severance Pay Law”) with respect to the wages, components, periods and rates for which the deposit alone was made.

b.	Defined contribution plans:

The Company’s severance pay liability to Israeli employees for which the said liability is covered under section 14 of the Severance Pay Law is covered by regular deposits with defined contribution plans. The amounts funded as above are not reflected in the consolidated statements of financial position.

The amounts recognized as expense in respect of defined contribution plans in 2019, 2018 and 2017, are $205 thousand, $234 thousand and $157 thousand, respectively.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 -	CONVERTIBLE DEBENTURES

On April 9, 2019, the Company entered into a Securities Purchase Agreement (the “April 2019 SPA”) with certain lenders (the “Lenders”), according to which, the Company obtained a convertible loan in an aggregate amount of $6 million (the “Transaction Price”), for the issuance of convertible debentures (the “Convertible Debentures,” or the “Debentures”) and 146,341 warrants (the “Warrants”) to purchase up to 146,341 ADSs. The first tranche of the loan, in the amount of $1 million was received during April 2019, and the second tranche, in the amount of $5 million, was received during June 2019.

The Convertible Debentures have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. The Debentures’ initial conversion price was set to $41 per ADS, and then was several times reset following triggering of an adjustment mechanism that was agreed upon in the April 2019 Agreement, setting forth that the conversion price will be reset, if there is a subsequent issuance of the Company’s securities, below the conversion price, to the price of the subsequent issuance. The Debentures contain other customary anti-dilution features, with the Black-Scholes value of the Debentures payable upon the occurrence of a fundamental transaction. The Company can redeem the Debentures after the effective date, which was set as June 4, 2019, upon a 20 trading days prior notice to the Lenders at 120% of the principal amount of the Debentures, plus accrued interest.

Upon issuance, the Warrants had an exercise price of $47.15 per ADS, with 100% warrant coverage to the value of the Debentures. The Warrants have a five-year term and will be exercisable for cash or on a cashless basis if no resale registration statement is available for resale of the ADSs issuable upon exercise. The exercise price of the Warrants was reset several times, in accordance with the adjustment mechanism setting forth that if within 18-month from the issuance of the Warrants, there is a subsequent issuance of the Company’s securities below the exercise price, to the price of the subsequent issuance. The Warrants contain other customary anti-dilution features, with the Black-Scholes value of the Warrants payable upon the occurrence of a fundamental transaction.

Each Lender was granted with a 12-month participation right in a subsequent financing, up to the amount equal to 50% of the subsequent financing, which will expire on June 5, 2020. The Lenders had a right to purchase additional debentures on the same terms until six months from June 4, 2019 (“Greenshoe Option”), which was extended until January 4, 2020. The Lenders also have a most favored nation right (the “Most Favored Nation Right”) for the term of the debenture with respect to a subsequent financing on better terms, such that the Lenders may convert into the subsequent financing terms on a dollar-for-dollar basis. Each of the Company’s wholly owned subsidiaries guarantees the obligations under the April 2019 Agreement. The Debentures and Warrants contain customary beneficial ownership blockers for the Lenders, which will prevent a Lender from acquiring a controlling block in the Company.

On July 22, 2019, the Company signed a repricing agreement with the Lenders (the “Repricing Agreement”) pursuant to which in exchange for the exercise of 36,232 Warrants into ADSs, the Company reduced the exercise price of these Warrants to $27.60 per ADS. The Repricing Agreement was considered as a dilutive issuance, and as a result triggered also the adjustment of the Debenture conversion price and the exercise price of other outstanding Warrants to $27.60.

Following the execution of the Repricing Agreement, the Lenders exercised the Warrants into 36,232 ADSs (representing 1,449,280 ordinary shares of the Company) on July 24, 2019, for consideration of $1 million.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 -	CONVERTIBLE DEBENTURES (continued):

On August 30, 2019, the Company signed an additional repricing agreement (the “Second Repricing Agreement”) with one of the Lenders pursuant to which in exchange for the exercise of 5,020 Warrants into ADSs, the Company reduced the exercise price of these Warrants to $19.92 per ADS. The Second Repricing Agreement was considered, again, as a dilutive issuance, and as a result triggered another adjustment of the Debenture conversion price and the exercise price of other outstanding Warrants to $19.92.

Following the execution of the Second Repricing Agreement, the Lender exercised the said Warrants into 5,020 ADSs (representing 200,800 ordinary shares of the Company) on August 30, 2019 for consideration of $0.1 million.

On August 30, 2019, pursuant to a partial exercise of such Lenders’ Greenshoe Option, the Company signed a second securities purchase agreement, according to which the Company obtained another convertible loan from one of the Lenders in the amount of $0.4 million (the “August Greenshoe Debentures”). The August Greenshoe Debentures have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. Upon issuance, the August Greenshoe Debentures were convertible at $19.92. The conversion price of the August Greenshoe Debentures will be reset, but not below $8 per ADS, if there is a subsequent issuance of the Company’s securities below the conversion price per share, to the price of the subsequent issuance.

On October 31, 2019, the Company signed additional securities purchase agreement, according to which the Company obtained another convertible loan from one of the Lenders, who partially exercised its Greenshoe Option in the amount of $0.5 million (the “October Greenshoe Debentures”). The October Greenshoe Debentures have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. The October Greenshoe Debentures’ initial conversion price was $8.00 per ADS, subject to adjustments.

The Company also signed an amendment to the April 2019 SPA with this Lender, that in exchange for waiving his Most Favored Nation Right with respect to the November 5, 2019 public offering (see also note 15(e)2), the Lender will be able to exercise this right at any time following this offering, under the offering terms.

On November 5, 2019, the Company repaid Debentures in the amount of $470,000 to one of the Lenders. Also, the Company paid to the Lender an amount of $330,000 for waiving his Most Favored Nation Right with respect only to the November 5, 2019 public offering (see also note 15(e)2). Following a public offering of the Company’s ADSs on November 5, 2019 (see Note 15), the outstanding Warrants price of the said Lender was reset to $8.00.

On December 4, 2019, the Company agreed to extend the Lenders’ Greenshoe Option, until January 4, 2020.

On December 26, 2019, the Company closed a registered direct offering (the “December 2019 Registered Direct Offering”), providing for the issuance of ADSs and pre-funded warrants, each to purchase one ADS. Additionally, in a concurrent private placement, the Company issued to the investors unregistered warrants to purchase ADSs.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 -	CONVERTIBLE DEBENTURES (continued):

On December 26, 2019, the Company closed an additional securities purchase agreement, according to which the Company obtained another convertible loan from the Lenders, who partially exercised their Greenshoe Option in the approximate amount of $666 thousand for each Lender, for a total of $1,332 thousand (the “December Greenshoe Debentures”). The December Greenshoe Debentures have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. According to the Agreement, the December Greenshoe Debentures as well as all previous outstanding debentures, are convertible at $8.00, subject to adjustments. In addition, the Lenders have a most favored nation right for a subsequent financing on better terms, for the term of the debentures, for the December Greenshoe Debentures as well as for all previous outstanding debentures in the amount of $3,854 thousand, such that the Lenders may convert into the subsequent financing on a dollar-for-dollar basis or at the terms of the December 2019 Registered Direct Offering.

The Company has also agreed with the Lenders that the Lenders may exercise their respective Most Favored Nation Rights at any time for their total outstanding Debenture balance, while the respective debenture is outstanding, in connection with the Company’s December 2019 Registered Direct Offering. If the Lenders decide to exercise their Most Favored Nation Rights in connection with the December 2019 Registered Direct Offering, then the Lenders will exchange their debentures for (i) ADSs at an exchange rate equal to $3.15, the per ADS offering price in the December 2019 Registered Direct Offering, and (ii) an even number of ADS purchase warrants at $3.30 per ADS (the “MFN Warrants”), which MFN Warrants shall be in form and substance identical to the warrants issued in the concurrent private placement to the December 2019 Registered Direct Offering.

For accounting purposes, these financial instruments were classified as financial liabilities in the consolidated statement of financial position as of December 31, 2019 (the Warrants and Greenshoe Option as “derivative financial instruments” and the Debentures as “convertible debenture”). The Convertible Debentures were designated at fair value through profit or loss, given the conversion option derivative embedded in such instrument. Changes in the Company’s own credit risk from the date of initial recognition are negligible. The Warrants and Greenshoe Option are derivative financial instruments measured at fair value through profit or loss. These financial liabilities were initially recognized at fair value, adjusted to reflect the day 1 loss and are measured at fair value in each period-end while unrecognized day 1 loss is amortized over the contractual life of each instrument.

During 2019, the Lenders were issued 16,401,808 ADSs upon conversion of Debentures including interest, as well as exercises of Warrants, and as a result, a net amount of $3,262 thousand was classified to equity. As of December 31, 2019, the actual outstanding amount of the Debentures principle summed to $3,854 thousand. See also note 25 for subsequent events occurred after the balance sheet date.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 -	SHARE BASED PAYMENT:

a.	The Company maintains a share-based payment plan for employees, directors and consultants (the “Plan”). According to the Plan, the options vest over a period of up to four years, and their term period is ten years. Nevertheless, the Board of Directors is qualified to resolve on different vesting terms. Below is a summary of the Company’s grants under the Plan during 2017, 2018 and 2019:

Date of grant	Options amount		Exercise price	Fair value at the date of grant*	Volatility **	Risk free interest	Expected term
			in NIS	in thousand $			In years
March 29, 2017	37,395	[1]	127.42-131.76	655	47.40%	2.31%	10
July 24, 2017	32,087		139.52	784	68.07%	2.05%	10
August 8, 2017	50,000		150	85	68.03%	1.95%	0.5
August 29, 2017	25,000		113.10	473	68.17%	1.81%	10
November 27, 2017	15,250		86	163	65.80%	1.98%	10
June 20, 2018	33,502		29.80-59.40	130	75.50%	2.24%	10
June 20, 2018	11,500		28.60	72	75.30%	2.24%	10
October 2, 2019	269,476		0.02-4.062	189	81.33%	0.72%	3

1	Out of which 5,000 options were granted to the Company’s Chief Executive Officer at an exercise price of NIS 131.76 and approved by the Company’s shareholders on August 8, 2017.

*	The early exercise multiple used for the fair value calculations for grants during 2017, 2018 and 2019 is 2.5 for each offeree.

**	Volatility until the March 29, 2017 grant is based on volatility data of share price of software companies for periods matching the expected term of the option until exercise. As of the July 24, 2017 grant, volatility is based on volatility data of the traded share price of the Company.

On June 20, 2018, the Board of Directors approved the reduction of the exercise price of 86,675 options that were granted as of August 28, 2016, until August 29, 2017, to officers, employees and consultants at exercise prices which ranged between NIS 97.74 (approximately $25.60) to NIS 139.52 (approximately $38.80). The new exercise price was set at NIS 90.0. The reduction was approved also by the tax authorities subject to renewed tax lock-up period of 24 months. The reduction was subject to the grantee’s approval - such approval was received only with respect to 69,058 options, while the rest of the options maintained their original terms. The reduction of the exercise price of options granted to certain officers of the Company was subject to the approval of the general meeting of shareholders of the company, which was obtained on August 12, 2018.

The fair value of the options just prior to the date of the change, which was computed according to the binomial model, amounted to $228 thousand, and $249 thousand immediately after the date of the change, such that the incremental value that resulted is $21 thousand. This value is based on the following assumptions: expected volatility of 75.48%, risk free interest ranges between 2.00% and 2.13%, expected term until exercise of 8.19-9.20 years and an early exercise multiple of 2.5 for each offeree. Volatility is based on volatility data of share price of software companies for periods matching the expected term of the option until exercise.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 -	SHARE BASED PAYMENT (continued):

b.	Movement in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2019		2018		2017
	Number	Average	Number	Average	Number	Average
	of	exercise	of	Exercise	of	Exercise
	options	price	options	Price	options	Price
		$		$		$
Outstanding at beginning of year:	173,628	22.19	202,763	25.20	119,245	16.80
Granted	269,476	0.88	45,002	9.20	109,732	34.00
Exercised	(66,330)	0.01	(8,963)	11.40	(7,982)	10.20
Forfeited	(20,720)	11.26	(47,767)	24.60	(17,590)	30.40
Expired	(15,476)	16.89	(17,407)	22.60	(642)	22.40
Cancelled	(79,302)	24.93	-	-	-	-
Outstanding at end of year	261,276	6.20	173,628	22.20	202,763	25.20
Exercisable at end of year	253,871	3.22	93,969	17.80	77,633	14.80

c.	The following table summarizes information about exercise price and the remaining contractual life of options outstanding at the end of 2019, 2018 and 2017:

	2019		2018		2017
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	outstanding	remaining	outstanding	remaining	outstanding	remaining
Exercise	at	contractual	at	contractual	at	contractual
Prices	end of year	Life	end of year	Life	end of year	Life
$		Years		Years		Years
1.17	203,146	2.76	-	-	-	-
7.97	14,771	4.39	14,771	5.39	16,840	6.32
7.97	10,992	5.23	16,139	6.25	17,080	7.25
7.97	13,081	6.05	13,081	7.05	18,616	8.05
7.97	1,281	8.48	18,501	9.48	-	-
7.97	7,500	8.48	10,000	9.48	-	-
12.20	-	-	941	6.01	8,135	7.01
16.40	-	-	5,000	9.48	-	-
24.40	1,000	7.91	13,500	8.91	15,250	9.91
24.80	2,004	6.66	21,570	7.66	-	-
24.80	-	-	7,778	7.71	-	-
24.80	2,500	7.24	16,145	8.24	-	-
24.80	-	-	11,501	8.56	-	-
24.80	-	-	5,000	8.32	-	-
24.80	2,500	1.58	7,500	8.66	-	-
25.60	-	-	-	-	8,146	8.71
27.40	-	-	170	7.66	30,714	8.66
31.60	-	-	2,500	8.66	22,500	9.67
34.60	-	-	2,500	0.66	2,500	1.66
35.20	-	-	1,406	8.25	27,395	9.25
36.60	-	-	-	-	5,000	9.32
38.80	2,500	7.56	5,625	8.56	30,587	9.57
	261,276		173,628		202,763

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 -	SHARE BASED PAYMENT (continued):

d.	Expenses recognized in the financial statements:

The costs which were recognized in the Company’s financial statements in respect of services received from its employees and consultants are presented in the table below:

	Year ended December 31,
	2019	2018	2017
	U.S. dollars in thousands
Share-based payment plans	612	381	1,318

The plans are intended to be governed under rules set for that purpose in the Company’s options plan. The exercise prices of the options that are exercisable into shares as of December 31, 2019 range between $1.17 to $38.86.

NOTE 15 -	SHAREHOLDERS’ EQUITY:

a.	Share capital:

Reverse split

On October 21, 2019, the Company effected a 20:1 reverse split of its share capital. No adjustment was made to the number of ordinary shares underlying each ADS of the Company, and each ADS continues to represent 40 of the Company’s ordinary shares, no par value. All descriptions of the Company’s share capital in these financial statements, including share amounts and per share amounts, are presented after giving effect to the reverse split.

As of December 31, 2019 and 2018, the Company’s share capital is composed as follows:

	Number of shares
	Authorized		Issued and paid
	December 31,		December 31,
	2019	2018	2019	2018

Ordinary shares of no-par value	250,000,000	50,000,000	56,391,512	4,067,785

The Company’s ordinary shares are traded on the TASE, and, commencing August 21, 2018, the Company’s ADSs are traded on the Nasdaq under the symbol “SFET.” Each ADS represents 40 ordinary shares. The last reported market price for the Company’s securities on December 31, 2019 was $3.03 per ADS on the Nasdaq and $0.073 per share on the TASE (based on the exchange rate reported by the Bank of Israel for that date).

b.	Tradable warrants:

On June 8, 2016, the Company completed a public offering by means of issuing units of securities. As part of the issuance, offers were received to purchase 1,615 units of 1,615 shares, 64,614 Series 1 warrants and 64,614 Series 2 warrants, in consideration for $4,173 thousand.

The terms of the warrants, which were issued were as follows: each Series 1 warrant was exercisable into one ordinary share in consideration for NIS 125 until February 9, 2017. Each Series 2 warrant was exercisable into one share in consideration for NIS 150 until December 9, 2017. As of December 31, 2019, both warrants were expired.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 -	SHAREHOLDERS’ EQUITY (continued):

●	Series 1 warrants

On January 30, 2017, the Company’s general meeting decided to defer the exercise date of the Series 1 warrants from February 9, 2017 to April 30, 2017 and to reduce the exercise price of the warrants from NIS 125 to NIS 110. As of April 30, 2017, 438 warrants were exercised before the reduction of the exercise price, for a total consideration of approximately NIS 55 thousand (approximately $14 thousand), and 64,077 warrants were exercised after the reduction of the exercise price, for a total consideration of approximately NIS 7,048 thousand (approximately $1,930 thousand) (99.85% of all series 1 warrants were exercised in consideration for approximately NIS 7,103 thousand (approximately $ 1,943 thousand)). The remaining warrants expired on April 30, 2017.

●	Series 2 warrants

351 warrants were exercised in May 2017 for a total consideration of approximately NIS 53 thousand (approximately $15 thousand). On November 2017, the Company’s general meeting and Board of Directors decided to defer the exercise date of the Series 2 warrants from December 9, 2017 to February 9, 2018 and to reduce the exercise price of the warrants from NIS 150 to NIS 125. On February 9, 2018, the Series 2 Warrants expired with no further exercises.

Movement in the number of the Series 1 and 2 warrants are as follows:

	2018	2017
	Series 2 warrants	Series 1 warrants	Series 2 warrants

Outstanding at beginning of year:	64,263	64,614	64,614
Issuance	-	-	-
Exercised	-	(64,514)	(351)
Expired	(64,263)	(100)	-
Outstanding at end of year	-	-	64,263

c.	Private offerings:

During the years 2018 and 2017, the Company raised approximately $9.7 million, before deducting issuance expenses, in a series of private offerings, as follows:

Date of offering	Number of shares	Unit price (in NIS)	Gross proceeds (U.S. dollars in thousands)
April 6, 2017	67,742	120	2,237
May 11, 2017	22,074	120	727
May 22, 2017	30,250	120	1,001
June 13, 2017	58,714	140	2,280
June 3, 2018	381,729	26-30	2,959
June 3, 2018	20,823	6	34
September 25, 2018	289,079	6	481

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 -	SHAREHOLDERS’ EQUITY (continued):

Date of offering	Number of warrants	Warrant exercise price (in NIS)	Expiration date
April 6, 2017	67,942	175	November 30, 2018
May 11, 2017	22,074	175	November 30, 2018
May 22, 2017	30,250	175	November 30, 2018
June 13, 2017	58,714	200	November 30, 2018
June 3, 2018	218,935	46.4	November 30, 2019

In connection with the private offerings, the Company used the services of brokers, who mediated between the investors and the Company. In consideration for the services rendered by those brokers, the Company awarded them fully vested non-traded warrants, as follows:

Date of award	Number of non-traded warrants awarded	Exercise price (in NIS)	Expiration Date
April 6, 2017	569	120	April 9, 2022
April 6, 2017	2,828	120	April 9, 2020
May 11, 2017	1,104	120	May 11, 2020
May 22, 2017	2,269	120	June 21, 2020
June 13, 2017	4,225	200	June 21, 2020
June 3, 2018	20,702	46	November 30, 2019
June 3, 2018	645	200	November 30, 2018
August 21, 2018	745	48	November 30, 2019

The Company accounted for the said awards in accordance with the provisions of IFRS 2 “Share-based payment”. The value of the services that were rendered by the brokers was treated as issuance costs, by crediting equity and allocating on a pro rata basis between the premium and finance expenses according to the proportion of equity instruments and liability instruments included in each private issuance.

As part of the private offerings, the Company has undertaken that in case that it will decide to issue additional shares over the course of up to 12 or 24 months from the respective dates of the issuances, at a price per share that is lower than the price per share that was set as part of the private issuances, it will compensate the relevant investors by issuing additional shares in accordance with the difference between the price per share of the relevant private issuance and the price per share in that future issuance, up to a minimal price that ranges between NIS 0.88-6.00 per share, according to the terms of the relevant issuance. In addition, the Company has also undertaken to compensate certain brokers by issuing additional warrants in case of an anti-dilution trigger.

Following the June 3, 2018 private offering, the Company issued 20,823 shares at an exercise price of NIS 6.0 per share, reflecting the exercise price pursuant to the anti-dilution rights held by the investors, for an approximate amount of $34 thousand, and granted an additional 645 warrants, which were also triggered by an anti-dilution clause provided in prior private offerings.

Also, following the public offering as described below, the Company issued 289,079 ordinary shares in consideration for NIS 6.0 per share, reflecting the exercise price pursuant to the anti-dilution rights held by the investors, for an approximate amount of $481 thousand, and granted an additional 745 warrants which were also triggered by an anti-dilution clause provided in prior private offerings.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 -	SHAREHOLDERS’ EQUITY (continued):

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

d.	OTC listing:

On June 26, 2017, the Company obtained all approvals required for listing the Company’s ordinary shares as ADSs that are tradable as part of the OTCQB Venture Market of the Over the Counter (OTC) market in the United States In accordance with the approvals, the Company commenced trading as part of the ADR Level 1 program as from June 27, 2017 under the symbol “SFTTY”; each ADS represented four (currently 40) ordinary shares of the Company. In August 2018, following the Nasdaq public offering and the listing in Nasdaq, the Company’s ADS’s ceased to trade on the OTC market.

e.	Public and registered direct offerings:

1.	On August 21, 2018, the Company completed an underwritten public offering on the Nasdaq of 25,522 units comprised of 25,522 ADSs at a price of $287 per ADS, 25,522 Series A warrants to purchase up to 38,278 ADSs with an exercise price of $287 per ADS, and 25,522 Series B warrants to purchase up to a maximum of 59,670 ADSs. Each ADS represents 40 of the Company’s ordinary shares. The Company received aggregate gross proceeds of approximately $7.335 million from the offering.

The Series A warrants have a term of six years, are exercisable immediately and have an exercise price of $287 per ADS. The Series B warrants will become exercisable, if at all, commencing 120 days after issuance, at the discretion of the holder thereof until exercised in full, if at the 120th day after issuance, 80% of the lowest volume weighted average price of the ADSs during the five trading days immediately prior to such date (the “Reset Price”), is lower than $287. In such event, each Series B warrant holder will be entitled to additional ADSs at an exercise price of $0.02 per ADS, with the number of ADSs exercisable equal to the aggregate investment by such holder in connection with the closing of the offering divided by the Reset Price, less any ADSs issued to such holder at the closing of the offering. In no event shall the Reset Price be less than $86.10, subject to customary adjustments for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions. In the event the right to purchase additional ADSs is not triggered on the 120th day after issuance, the Series B warrants will expire immediately.

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

In connection with the underwritten public offering, the Company granted the underwriter a 45-day option to purchase up to 3,828 additional ADSs and Series A warrants to purchase up to an additional 5,742 ADSs and Series B warrants to purchase up to an additional 5,742 ADS. The underwriter did not exercise the option.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 -	SHAREHOLDERS’ EQUITY (continued):

The Company also granted the underwriter warrants to purchase up to 1,276 ADSs at an exercise of $287 per ADS and a term of 5 years from the issuance date.

On December 19, 2018, the Reset Price of the Series B Warrants was set at $86.10 per ADS. As a result, the Series B Warrants holders are entitled to an additional 59,670 ADSs subject to payment of an exercise price of $0.001 per ADS. The exercise period is unlimited.

A total of 12,275 ADSs resulting from the Series B Warrants’ Reset Price calculations were not registered with the U.S. Securities and Exchange Commission (“SEC”). As a result, in January 2019 those warrants were cancelled and replaced with substantially similar warrants that contain a mechanism for cashless exercise.

As of December 31, 2019, 58,231 ADS’s were exercised by the Series B warrants holders, such that the unexercised balance as of this date was 1,431 ADSs.

For accounting purposes, as of December 19, 2018, following the setting of the Reset Price, as described above, the fair value of the financial liability, as of such date, in the amount of $3,479 thousand, was reclassified to equity on December 31, 2018, other than the amount of ADSs not approved for registration, which was still classified as a financial liability in the statement of financial position based on fair value of the Company’s share price at December 31, 2018 (a level 1 measurement). During 2019, the remaining amount of financial liability was classified to equity, after approved for registration.

2.	On November 5, 2019, the Company completed an additional underwritten public offering of approximately $3.5 million, before deducting underwriting discounts, commissions and other offering expenses. The offering consisted of (i) 121,400 units (the “Units”) of ADSs and warrants to purchase 1.5 ADSs per warrant (the “November 2019 Warrants”), with each Unit consisting of one ADS and one November 2019 Warrant, and (ii) 378,500 pre-funded units (the “Pre-Funded Units”), with each Pre-Funded Unit consisting of a pre-funded warrant to purchase one ADS (a “November 2019 Pre-Funded Warrant”) and a November 2019 Warrant.

Each ADS represents 40 ordinary shares of the Company. Each Unit was sold at a price of $7.00 per unit, and each Pre-Funded Unit was sold at a price of $7.00 per unit, including the November 2019 Pre-Funded Warrant exercise price of $0.001 per full ADS. The November 2019 Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price. The November 2019 Warrants have a per ADS exercise price of $7.70 per full ADS, are exercisable immediately, and will expire five years from the date of issuance.

The Company granted the underwriter a 45-day option to purchase up to an additional 74,985 ADSs and/or November 2019 Warrants to cover over-allotments, if any. The underwriter did not exercise their option.

As of December 31, 2019, all Pre-Funded Units from this offering were exercised in exchange for the exercise price of $0.001 per ADS, as well as 10,000 warrants that were exercised in an aggregate amount of $77 thousand.

3.	On December 16, 2019, the SEC declared effective the Company’s shelf registration statement, which enables it to raise up to $20 million during the three-year period following the effective date, subject to certain SEC regulations.

4.

On December 26, 2019, the Company completed the December 2019 Registered Direct Offering of $1,668 thousand, before deducting offering expenses. The offering consisted of (i) 269,272 ADSs, and (ii) 260,281 pre-funded warrants, each to purchase one ADS and one regular warrant to purchase one ADS at an exercise price of $3.30 (the “December 2019 Pre-Funded Warrants”).

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 -	SHAREHOLDERS’ EQUITY (continued):

Each ADS represents 40 ordinary shares of the Company. Each ADSs was sold at a price of $3.15 per ADS, and each December 2019 Pre-Funded Warrant was sold at a price of $3.15 per warrant, including the December 2019 Pre-Funded Warrant exercise price of $0.001 per full ADS. The December 2019 Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price. The December 2019 Warrants have a per ADS exercise price of $3.30 per full ADS, are exercisable immediately, and will expire 5.5 years from the date of issuance.

For accounting purposes, the Company recognized financial liability in respect of the December 2019 Warrants. These warrants are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction. Changes are recorded to profit or loss on a periodic basis. The equity components are initially recognized by subtracting the fair value of the financial liability from consideration received. The equity components are not re-measured in subsequent periods. Issuance expenses of $185 thousand in 2019 were allocated on a pro-rata basis to the three components mentioned above.

f.	Rights conferred by shares:

Ordinary shares

The ordinary shares confer upon their holders voting rights, the right to receive dividends, the right to a share in excess assets upon liquidation of the Company and other rights as set out in the Company’s articles of association.

NOTE 16 -	BUSINESS COMBINATION

On April 4, 2019, the Company entered into a share and asset purchase agreement (the “Share and Asset Purchase Agreement”) with NetNut and its shareholders, pursuant to which the Company acquired all (100%) of the outstanding share capital of NetNut (“Purchased Shares”), a private Israeli company, in the business proxy network solution industry, and certain assets of DiViNetworks Ltd. (“DiVi”), NetNut’s former controlling shareholder, which its assets are required for the ongoing operations of NetNut (the “Purchased Assets”). The Purchased Shares and asset acquired were accounted for together as a business combination.

In consideration for the Purchased Shares, the Company agreed to pay NetNut’s shareholders:

An amount equal to $3,400 thousand (the “Initial Shares Purchase Price”), out of which (i) $1,615 thousand was paid on Closing (as defined below) in immediate funds (in addition to an amount of $250 thousand down payment paid by the Company upon signing of Share and Asset Purchase Agreement); (ii) $175 thousand was deposited in escrow; and (iii) $1,360 thousand was paid by issuance of 1,217,370 ordinary shares of the Company (based on NIS 4.62 which is a per share 30-day average price of the Company’s ordinary shares on the TASE prior to the date on which the Share and Asset Purchase Agreement was signed (the “Initial Consideration PPS”)). The parties agreed that the Initial Shares Purchase Price may be increased or decreased on a dollar-for-dollar basis in the event NetNut has a negative working capital on the date of the Closing. Pursuant to this mechanism, in October 2019 the Initial Shares Purchase Price was decreased by $233 thousand which amount was repaid to the Company.

An amount of up to $5,000 thousand payable in contingent consideration (the “EarnOut Amount”), will be paid and distributed to the shareholders of NetNut upon NetNut achieving certain revenue milestones in 2019, hence, the payment of the payable EarnOut Amount will be deferred to the time when the Company’s financial results for the year 2019 are published. The Company, at its sole discretion, may elect to pay up to fifty percent (50%) of the EarnOut Amount in ordinary shares (the “EarnOut Shares”), provided that in any event, the amount of the EarnOut Shares will not exceed 2,237,814 ordinary shares (representing a quotient of half of the maximum EarnOut amount,,i.e. $2,500 thousand, divided by the Initial Consideration PPS).

In consideration for the sale, delivery, transfer and assignment of the Purchased Assets, the Company agreed to pay DiVi at Closing:

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	BUSINESS COMBINATION (continued):

An aggregate amount equal to $6,300 thousand (the “Assets Purchase Price”). The Assets Purchase Price was paid as follows:

●	An amount equal to $3,455 thousand was paid at Closing in immediately payable funds;

●	An amount equal to $325 thousand was deposited in escrow;

●	An amount equal to $2,520 thousand, was paid at Closing in ordinary shares, issued at a per share price equal to the Initial Consideration PPS, i.e. 2,255,717 ordinary shares.

In connection with the transaction, the Company agreed to pay to certain finders of the transaction a fee equal to the sum of 3% of the total purchase price of the transaction. The Company elected to pay up to 50% of such fee in equity securities of the Company. Accordingly, the Company incurred transaction costs amounting to approximately $312 thousand that were charged to profit or loss within “general and administrative expenses.”

On June 12, 2019, the Company completed the acquisition according to the terms mentioned above (the “Closing”).

The tables below summarize the total purchase price paid for NetNut, and the amounts of assets acquired, and liabilities assumed, as of the Closing date, at their fair values:

		As of June 12, 2019
		U.S. dollars in thousands
Purchase price:
Share consideration calculation:
Company’s market price per share	$1.0274
Number of shares to be issued	3,473,087
Share consideration		3,568
Cash consideration		5,587
Contingent consideration		2,008
Total purchase price		11,163

The market price per share is the share closing price in the TASE as of June 12, 2019, translated into U.S. dollars using the exchange rate as of such date.

The fair value of the contingent consideration was valued using a Monte Carlo model with the expected sales and volatility as well as the discount rate being the primary inputs.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	BUSINESS COMBINATION (continued):

As of June 12, 2019
U.S. dollars in thousands
The fair values of the identifiable assets and liabilities:
Cash and cash equivalents	79
Accounts receivable - trade	130
Accounts receivable - other	175
Property, plant and equipment	14
Right of use assets	405
Servers	199
Technology and supplier relations*	4,651
Customer relations*	259
Short-term loan	(24)
Accounts payable - trade	(170)
Accounts payable - other	(343)
Contract liabilities	(99)
Lease liabilities	(443)
Deferred taxes liabilities	(1,026)
Total identifiable net assets at fair value	3,807
Goodwill	7,356
Total purchase price	11,163

*

Technology and supplier relations and customer relations are amortized on a straight-line basis over 5 years and 7.5 years, respectively. Goodwill primarily represented the value of expected synergies arising from the acquisition, as well as assembled workforce, and was allocated entirely to the proxy services segment.

From the date of acquisition, NetNut had contributed $1,976 thousand to the revenues of the Company and had increased loss from continuing operations of the Company by $82 thousand. If the business combination had taken place on January 1, 2019, consolidated unaudited pro forma revenues and loss from continuing operations would have been $4,510 thousand and $13,045 thousand, respectively, for the year ended December 31, 2019.

As of December 31, 2019, the Company accrued $2.17 million for the contingent consideration payment based on the expected settlement amount, see Note 10. As a result, during the year ended December 31, 2019 the Company recognized contingent consideration expenses in the amount of $159 thousand.

On October 3, 2019, the Company received an amount of $233 thousand as a repayment on behalf of the acquisition, due to the acquisition working capital adjustments. The repaid amount was allocated as a deduction to the Goodwill amount, which was set to $7,356 thousand.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 -	REVENUES AND COST OF REVENUES:

a.	Revenues:

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands

Revenues from proxy services	1,976	-	-
Revenues from licenses	625	794	486
Revenues from provision of maintenance and support services	655	606	519
Revenue from other license related services	28	66	91
	3,284	1,466	1,096

b.	Revenue recognized in relation to contract liabilities:

The following table includes revenue expected to be recognized in the future related to performance obligations that are unsatisfied at the reporting date.

U.S. dollars in thousands	2020	2021 and thereafter	Total
Contracts with customers	562	82	644

The Company recognized $469 thousand of revenue related to beginning of the period contract liability balances.

c.	Cost of revenues:

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands

Payroll and related expenses	206	367	203
Share-based payment	31	55	51
Amortization of and depreciation	863	270	245
Impairment of intangible assets	270	-	-
Cost of internet services providers	360	-	-
Cost of networks and servers	88	-	-
Other	71	99	84
	1,889	791	583

NOTE 18 -	RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands

Payroll and related expenses	1,483	1,632	919
Share-based payment	6	13	103
Subcontractors	668	421	377
Other	328	348	209
	2,485	2,414	1,608

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 -	SELLING AND MARKETING EXPENSES:

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands
Payroll and related expenses	2,007	2,801	1,567
Share-based payment	180	123	573
Professional fees	363	1,118	823
Marketing	452	699	490
Selling commissions	378	86	99
Other	403	715	499
	3,783	5,542	4,051

NOTE 20 -	GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands

Payroll and related expenses	838	667	661
Share-based payment	396	190	576
Professional fees	2,018	885	749
Other	505	183	164
	3,757	1,925	2,150

NOTE 21 -	FINANCIAL EXPENSES, NET:

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands
Finance expenses:
Bank fees and interest	(166)	(20)	(15)
Issuance expenses	(447)	(517)	(242)
Changes financial liabilities at fair value through profit or loss, including day 1 loss	(5,649)	(2,839)	(718)
Exchange differences	-	(120)	-
Total finance expenses	(6,262)	(3,496)	(975)

Financing income:
Changes in financial liabilities at fair value through profit or loss, including day 1 loss	3,050	945	2,697
Interest received from institutions	4	10	9
Exchange differences	24	-	253
Total financing income	3,078	955	2,959
Financing income (expenses), net	(3,184)	(2,541)	1,984

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 -	LOSS PER SHARE:

a.	Basic:

Basic loss per share is calculated by dividing the loss attributable to the Company’s owners by the weighted average number of ordinary shares in issue (including pre-funded warrants).

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands

Loss attributable to Company’s owners	12,998	11,753	5,313
The weighted average of the number of ordinary shares in issue (including pre-funded warrants)	13,599	1,765	922
Basic loss per share (dollar)	0.96	6.66	5.76

b.	Diluted:

The Company adjusts the loss attributable to holders of ordinary shares and the weighted average number of shares in issue, to reflect the effect of all potentially dilutive ordinary shares, as follows:

The Company adds to the weighted average number of shares in issue that was used to calculate the basic loss per share, the weighted average of the number of shares to be issued assuming that all shares that have a potentially dilutive effect would be converted into shares, and adjusts net loss attributable to holders of the Company’s ordinary shares to exclude any profits or losses recorded during the year with respect to potentially dilutive shares.

The potential shares, as mentioned above, are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share).

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands

Loss attributable to Company’s owners, used in computation of basic loss per share	12,998	11,753	5,313
Adjustment in respect of the finance income relating to derivative financial instruments, anti-dilution mechanism and compensation feature	1,462	710	-
	14,460	12,463	5,313

The weighted average of the number of ordinary shares in issue used in computation of basic loss per share (in thousands of shares)	13,599	35,302	18,433
Adjustment in respect of incremental shares assuming the conversion to derivative financial instruments, anti-dilution mechanism and compensation feature	421	344	-
	14,020	35,646	18,433
Diluted loss per share (dollar)	1.03	6.99	5.76

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 -	RELATED PARTIES TRANSACTIONS AND BALANCES:

For 2017, the Company did not take into account any dilutive instruments (contingent consideration, convertible debentures, derivative financial instruments, the share options, options to employees and anti-dilution mechanism) since their effect, on a fully diluted basis, is anti-dilutive.

“Related Parties” - As defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

Key management personnel - included together with other entities in the said definition of “related parties” in IAS 24, include the members of the Board of Directors and senior executives.

a.	Transactions with related parties:

1)	Compensation to related parties:

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands
Payroll, bonuses, share based compensation and related expenses to interested parties employed by the Company	320	285	234
Management fees, consulting fees and bonuses to interested parties hired by the Company	336	185	344
Compensation to directors who are not employed by the Company	80	66	57

2)	Compensation to key management personnel:

The compensation paid to key management personnel for work services they provide to the Company is as follows:

	Year ended December 31
	2019	2018	2017
	U.S. dollars in thousands
Payroll and other short-term benefits	1,385	1,573	1,073
Bonuses and commissions	173	146	178
Advisory fees	-	-	73
Management fees	336	185	222
Share-based payments	226	219	665
	2,120	2,123	2,211

b.	Other transactions with related parties:

1)

As part of the ongoing running of its business, the Company receives management services from the current Chairman of the Board of Directors and from a director who served as the Chairman of the Board of Directors until January 20, 2019 and was a controlling party until January 2018, in consideration for a monthly payment of approximately $9 thousand and $15 thousand, respectively. In the years 2019, 2018 and 2017, the total amounts in respect of these engagements amounted to $336, $185 and $222 thousand, respectively. As of December 31, 2019 and 2018, the payable balance amounted to $90 and $15 thousand, respectively.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 -	RELATED PARTIES TRANSACTIONS AND BALANCES (continued):

2)	During 2017, the Company employed related parties of the then controlling party of the Company. The total amounts relating to those commitments amounted to $121 thousand. As of December 31, 2017, the payable balance amounted to $12 thousand.

3)	During 2018 and 2017, the Company paid certain amounts to a subsidiary of then a related party. The amounts were paid in respect of participation in revenues from services provided to a customer, including maintenance and support services. The total amount paid in the 12 months ended December 31, 2018 and 2017, were $10 thousand for each year.

NOTE 24 -	ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION:

Management has determined the Company’s operating segments based on the information reviewed by the Company’s chief operating decision maker for the purpose of allocating resources to the segments and assessing their performance. The chief operating decision maker examines the performance of the operating segments based on revenues and adjusted operating profit (loss), which is calculated based on operating profit (loss) before depreciation and amortization, impairment of goodwill and intangible assets, contingent consideration measurement and the effects of share-based payment transactions.

As of December 31, 2019, and following NetNut acquisition at June 12, 2019, the Company has two operating segments: Cyber Security and Proxy services (the latter represents the operations of NetNut).

	Cyber Security	Proxy Services	Total
	Year ended December 31, 2019
	U.S. dollar in thousands
Revenues	1,308	1,976	3,284

Adjusted operating loss	(6,715)	89	(6,626)
Share-based payments			(612)
Contingent consideration measurement			(159)
Impairment of goodwill and intangible assets			(1,272)
Depreciation and amortization			(1,122)
Operating loss			(9,791)
Financial expenses, net			(3,184)
Taxes on income			(23)
Net loss for the period			(12,998)

As of the date of these consolidated financial statements, most of the Company’s customers are commercial Israeli and American companies. The remaining Company customers are European companies. Set forth below is a breakdown of the Company’s revenues by geographic regions:

	Israel	USA	Other	Total
		U.S. dollars in thousands
Company’s revenues:
For the year 2019	1,071	1,418	795	3,284
For the year 2018	988	353	125	1,466
For the year 2017	823	227	46	1,096

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 -	SUBSEQUENT EVENTS:

a.	Greenshoe Option:

On January 4, 2020, the Greenshoe option of the Lenders expired, with no additional exercises of the right.

b.	Increase of the Company’s authorized share capital:

On January 28, 2020, the general meeting of the Company’s shareholders approved an increase of the authorized share capital of the Company by an additional 1,250,000,000 ordinary shares, and to amend and restate the articles of association of the Company to reflect the same. As of the date hereof, the authorized share capital of the Company is comprised of 1,500,000,000 ordinary shares.

c.	Effect of Coronavirus

In December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, and in 2020 has reached most countries, resulting in government-imposed quarantines, travel restrictions and other public health safety measures in China, the USA, Israel, and other affected countries. The various precautionary measures taken by many governmental authorities around the world in order to limit the spread of the Coronavirus, which has affected and could have an adverse effect on the global markets and its economy, including the demand for consumables, products and services, as well as on the availability and pricing of employees, resources, materials, manufacturing and delivery efforts and other aspects of the global economy.

Also, organizations of all sizes and types have closed their offices, instructing employees to remain at home and work remotely. Many organizations are not equipped to provide their entire work force with remote access to corporate resources, for both on-premise and cloud environments. Some organizations do not have remote access technologies, while others have solutions that were built for the organization’s remote workers and travellers, but not for the entire work force.

At this point, the extent to which the coronavirus may impact our results is uncertain. On one hand, as the Company’s growth strategy includes plans to enter or expand into the Chinese market and surrounding, it could negatively impact such plans. On the other hand, as the Company’s leading product provides secure access remote solutions for on-premise and hybrid cloud environments, and in light of the increased remoted work needs as described above, it could potentially affect our growth.

The global effects of the coronavirus are difficult to assess or predict with meaningful precision since actual effects will depend on many factors beyond our control and knowledge at this stage, however, it may have an impact on our growth rate in the second quarter of 2020, or later.

d.	Post financial statements date conversions and exercises

During the period from January 1, 2020 until the financial statements date, 248,889 pre-funded warrants (9,955,560 ordinary shares) were exercised in exchange for aggregate exercise amounts of $249. Also, one Lender converted debentures at the amount of $315,000 into 100,000 ADSs (4,000,000 ordinary shares).