Form 20-F
period 2020-12-31
Safe-T Group Ltd.
filed 2021-03-22
CIK 1725332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-38610

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

726,103,611 Ordinary Shares, no par value, as of December 31, 2020.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐ No ☒

i

ii

INTRODUCTION

We are a provider of access solutions and intelligent data collection. The group consists of two main operating arms: Cyber and IP Proxy Network, or IPPN.

Our Cyber arm relates to the ZoneZero™ cloud and on-premises solutions, empowered by our patented reverse-access technology and proprietary routing technology, and designed to mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizations’ access use cases, whether into the organization or from the organization out to the internet, are secured according our “validate first, access later” zero trust philosophy. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud. Our ZoneZero™ solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats.

Our IPPN arm offers an exclusive global proxy network solution, based on proprietary proxy traffic optimization and routing technology, and built on partnership agreements with tens of Internet Service Providers, or ISPs. Our IPPN solutions enable access to the Internet using the ISP network, through millions of end-points globally, as well as functionality, security, privacy, and multiple business use cases, including large-scale data mining and analysis. With our IPPN solutions, organizations can obtain access to undiscovered data from non-traditional data sources (like social media) and gain additional data-driven information that provide valuable insights with respect to predictive capabilities or behaviors thus assisting ongoing business management operation and decision making.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Safe-T” refer to Safe-T Group Ltd. and its wholly owned Israeli subsidiaries NetNut Ltd., or Net Nut, and Safe-T Data A.R Ltd., or Safe-T Data, Safe-T Data’s wholly owned subsidiary, Safe-T USA Inc., a Delaware corporation, and Safe-T USA Inc.’s wholly owned subsidiary, Chi Cooked LLC, an Illinois limited liability company.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

All descriptions of our share capital in this annual report on Form 20-F, except the consolidated financial statements and the related notes included on this annual report on Form 20-F beginning on page F-1, assume the issuance of 260,000 ADSs (representing 10,400,000 Ordinary Shares) upon the exercise of pre-funded warrants, outstanding as of March 21, 2021.

iii

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with channel partners;

●	our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations, including taking steps to expand our activities in Europe and Southeast Asia and to enter into engagements with new business partners in those markets;

●	our intention to increase marketing and sales activities;

●	our intention to establish partnerships with industry leaders;

●	our ability to implement on-line distribution channels and to generate sales from such channels;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws;

●	acceptance of our business model by investors; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

iv

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

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3D. of this Report and the other reports and documents filed by us with the SEC.

Risks Related to Our Financial Condition and Capital Requirements

●	We are a development-stage company and have a limited operating history, have incurred losses since the date of inception of Safe-T Data and anticipate that we will continue to incur significant losses until we are able to commercialize our products globally;

●	We expect we may need to raise additional capital before we expect to become profitable from the sale of our products;

●	The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Risks Related to Our Business and Industry

●	If we are unable to sell additional products and services to our existing customers and/or to acquire new customers, our future revenues and operating results will be harmed;

●	We face intense competition from IT security and IPPN vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position;

●	If our internal network system is compromised by cyber attackers or other data thieves, or if our hosting and infrastructure fails, public perception of our products and services will be harmed;

●	We rely on original equipment manufacturer partners, channel partners, including systems integrators, distributors and value-added resellers, to generate a significant portion of our revenue;

●	We face business disruption and related risks resulting from the outbreak and continuous effects of the COVID-19, which could have a material adverse effect on our business and results of operations.

v

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent and trademark rights for our products, we may not be able to compete effectively in our markets;

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts;

●	We may be involved in lawsuits to protect or enforce our intellectual property.

Risks Related to the Ownership of Our ADSs or Ordinary Shares

●	Issuance of a significant amount of additional Ordinary Shares on exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price;

●	Our warrants are speculative in nature and holders of our warrants will have no rights as shareholders until such holders exercise their warrants and acquire our ADSs;

●	Holders of ADSs may not have the same voting rights as the holders of our Ordinary Shares;

●	Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Risks Related to Israeli Law and Our Operations in Israel

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company;

●	The rights and responsibilities of a holder of our securities will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of U.S. companies;

●	Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel;

●	Certain of our research and development activities and programs were supported by Israeli Governmental grants, some of which were sold or we are in the process of selling. The terms of such grants may require us, in the future, to pay royalties and to satisfy specific conditions if and to the extent we receive future royalties or in order to complete the sale of such grant-based technologies and programs. We may be required to pay penalties in addition to payment of the royalties.

General Risk Factors

●	Raising additional capital would cause dilution to holders of our equity securities, and may affect the rights of existing holders of equity securities;

●	We are subject to a number of risks associated with global sales and operations;

●	The price of the ADSs may be volatile;

●	We may be subject to securities litigation, which is expensive and could divert management attention.

vi

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Removed and reserved.]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Given our limited revenue and lack of positive cash flow, we expect that we may need to raise additional capital before we can expect to become profitable from sales of our products. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

According to our management’s estimates, based on our current cash on hand and further based on our budget, we believe that we have sufficient resources to continue our activities for at least the next 12 months. Since we might be unable to generate sufficient revenue or cash flow to fund our operations for the foreseeable future, we may need to seek additional equity or debt financing to provide the capital required to maintain or expand our operations. We expect we will also need additional funding for developing products and services and other related activities, increasing our sales and marketing capabilities, and promoting brand identity, as well as for working capital requirements and other operating and general corporate purposes.

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

The report of our independent registered public accounting firm on our audited consolidated financial statements as expected for the period ended December 31, 2020 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Risks Related to Our Business and Industry

The IT markets are rapidly evolving within the increasingly challenging landscape. If the industry does not continue to develop as we anticipate, our sales will not grow as quickly as expected and our share price could decline.

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

We are engaged in on-going development of our current and future products. Our research and development efforts may not produce successful products or enhancements to our solution that result in significant revenue or other benefits in the near future, if at all.

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

We have experienced a more rapid growth in the last two years and intend to continue to grow our business. Our annual operating expenses may continue to increase as we invest in sales, marketing, research and development. Our growth to date has placed significant demands on our management, sales, operational and financial infrastructure, and our growth will continue to place significant demands on these resources. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate. We may also not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of current and additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

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

Our operating results and financial condition may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market or the expectations of securities analysts or investors, the market price of our Ordinary Shares and the ADSs will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors:

●	the degree of market acceptance of our products and services;

●	long sales cycles in the cyber business, and as a result of the COVID-19 pandemic effects;

●	our ability to attract and retain new customers;

●	our ability to sell additional products to current customers;

●	changes in customer or channel partner requirements or market needs;

●	changes in the growth rate of the secure access solutions market, data center infrastructure and IPPN services;

●	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the information security market, including consolidation among our customers or competitors;

●	a disruption in, or termination of, our relationship with channel partners;

●	our ability to successfully expand our business globally;

●	reductions in maintenance renewal rates;

●	changes in our pricing policies or those of our competitors and our responses to price competition;

●	general economic conditions in our markets;

●	future accounting pronouncements or changes in our accounting policies or practices;

●	the amount and timing of our operating costs;

●	a change in our mix of products and services; and

●	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.

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

Organizations are facing increasingly sophisticated and targeted cyber threats, including the growing threat of cyber terrorism throughout the world. If we fail to identify and respond to new and increasingly complex methods of attack and update our products to detect or prevent such threats, our business and reputation will suffer. In particular, we may suffer significant adverse publicity and reputational harm if a significant breach occurs generally or if any breach occurs at a high-profile customer. Moreover, if our solution is adopted by an increasing number of enterprises and governmental entities, it is possible that attackers will begin to focus on finding ways to defeat our solutions. An actual or perceived security breach or theft of our customers’ sensitive business data, regardless of whether the breach or theft is attributable to the failure of our products, could adversely affect the market’s perception of the efficacy of our solution and current or potential customers may look to our competitors for alternatives to our solutions. The failure of our products may also subject us to lawsuits and financial losses stemming from indemnification of our partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerabilities. Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations. It could also cause us to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing our solution.

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

Our success depends on our ability to acquire new customers. The number of customers that we add in a given period impacts both our short-term and long-term revenues. If we are unable to attract a sufficient number of new customers, we may be unable to generate revenue growth at desired rates. The markets we operate in are competitive and many of our competitors have substantial financial, personnel, and other resources that they utilize to develop products and attract customers. As a result, it may be difficult for us to add new customers to our customer base. Competition in the marketplace may also lead us to win fewer new customers or result in us providing discounts and other commercial incentives. Additional factors that impact our ability to acquire new customers include the perceived need for IT security, the size of our prospective customers’ IT budgets, the utility and efficacy of our existing and new offerings, whether proven or perceived, and general economic conditions. These factors may have a meaningful negative impact on future revenues and operating results. With respect to our IPPN business, while many companies understand the problem of doing competitive analysis, data collection, and other IPPN use cases, widespread awareness of IPPNs is still lacking. Proxy networks are well understood, and virtual private networks are gaining in popularity, but IPPNs are still in the early adopter phase among companies who stand to benefit from them. This restraint accounts for not all IPPN vendors having the marketing budgets to promote themselves, through the total market should be helped by larger vendor advertising. This restraint counterbalances the increasing awareness driver.

If we are unable to sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

Our revenues are also generated from sales to existing customers. Our future success depends, in part, on our ability to obtain recurring licenses and services to our existing customers. We devote significant efforts to developing, marketing and selling additional licenses and associated maintenance and support to existing customers and rely on these efforts for a portion of our revenues. These efforts require a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to provide product upgrades and launch new products. The rate at which our existing customers purchase additional products and services depends on a number of factors, including, but not limited to, the perceived need for additional IT security or IPPN services, the fit and efficacy of our solutions and the utility of our new offerings, whether proven or perceived, our customers’ IT and IPPN activity budgets, general economic conditions, our customers’ overall satisfaction with the maintenance and professional services we provide and the continued growth and economic health of our customer base to require incremental users and servers to be covered. If our efforts to sell additional products and services to our customers are not successful, our future revenues and operating results will be harmed.

We face intense competition from IT security and IPPN vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets in which we operate are characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of IT security products. Our current and potential future competitors include Luminate Security (formerly known as Brocade), AppGate, Akamai Technologies, Inc. and Zscaler, Inc. in the software defined perimeter and application access market, and also include providers of IPPNs, such as Luminati Networks Ltd., Oxylabs Networks Pvt. Ltd., BiScience Inc. and others. Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current solution and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. Additionally, from time to time we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our solution. Such companies may enjoy stronger sales and service capabilities in their particular regions. With respect to the IPPN market, we face the emergence of small competitors in this field due to high profitability margins, which can result in pressure on prices to decline. Furthermore, these margins can lead also to competition from bigger companies that can invest larger human, cash and technological resources into this industry. Such increased competition can lead to lower margins and, consequently, impact our revenues, profitability and business.

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

If our internal network system is compromised by cyber attackers or other data thieves, or if our hosting and infrastructure fails, public perception of our products and services will be harmed.

We will not succeed unless the marketplace is confident that we provide effective IT security protection. We provide zero trust access products, and as such we may be an attractive target for attacks by cyber attackers or other data thieves since a breach of our network could provide data information regarding not only us, but potentially regarding the customers who purchased our solutions. Further, we may be targeted by cyber terrorists because we are an Israeli company. If we experience an actual or perceived breach of our network and our internal systems, it could adversely affect the market perception of our products and services. In addition, we may need to devote more resources to address security vulnerabilities in our solution, and the cost of addressing these vulnerabilities could reduce our operating margins. If we do not address security vulnerabilities or otherwise provide adequate security features in our products, certain customers, particularly government customers, may delay or stop purchasing our products. Further, a security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline, and our business could suffer. With respect to the IPPN services, if we will experience short period hosting/infrastructure failures, or longer periods of disconnection blocking of our network of Internet Protocol addresses, or IPs, to access certain websites, and do not offer our customers various immediate alternatives, some customers may choose to delay or stop purchasing our IPPN products.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, personal information and our proprietary business information. The secure maintenance and transmission of this information is critical to our operations and business strategy. We rely on commercially available systems, software, tools, and domestically available monitoring to provide security for processing, transmitting and storing this sensitive data.

Hackers may attempt to penetrate our computer systems, and, if successful, misappropriate personal or confidential business information. In addition, an associate, contractor or other third-party with whom we do business may attempt to circumvent our security measures to obtain such information and may purposefully or inadvertently cause a breach involving such information. While we continue to implement additional protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly.

Also, our information technology networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, power outages, computer viruses, telecommunication or utility failures, systems failures, natural disasters or other catastrophic events. Any such compromise could disrupt our operations, damage our reputation, and subject us to additional costs and liabilities, any of which could adversely affect our business.

If we do not effectively expand, train and retain our sales force, we may be unable to acquire new customers or sell additional products and services to existing customers, and our business will suffer.

We depend significantly on our sales force to attract new customers and expand sales to existing customers. In 2020 and 2019, we generated 92% and 81%, respectively, of our revenues from direct sales. As a result, our ability to grow our revenues depends in part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. During 2020, we invested in a new go-to-market strategy by building a strong network of channel partners around the world. Nevertheless, we expect to continue to expand our sales personnel and face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales personnel in a short time requires the allocation of internal resources. We invest significant time and resources in training new sales force personnel to understand our solutions and growth strategy. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

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

In addition to our direct sales force especially in the Secure Internet Access service network business, we rely on our OEM and channel partners to sell and support our solutions in North, Central and South America, Europe, Asia, Africa, Australia and Israel. In 2020 and 2019, we generated approximately 8% and 19%, respectively, of our revenues from sales to channel partners and IPPN services resellers. We expect that channel partners will represent a more substantial portion of our revenues for the foreseeable future. Most of our agreements with channel partners are non-exclusive, meaning our partners may offer customers IT security products from other companies, including products that compete with our solution. If our channel partners do not effectively market and sell our solution, or choose to use greater efforts to market and sell their own products and services or the products and services of our competitors, our ability to grow our business will be adversely affected. Our channel partners may cease or deemphasize the marketing of our solution with limited or no notice and with little or no penalty. Further, new channel partners require training and may take several months or more to achieve productivity. The loss of a substantial number of our channel partners, the inability to replace them or the failure to recruit additional OEM or channel partners could materially and adversely affect our results of operations. Our reliance on channel partners could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our solution to customers or violates laws or our corporate policies. Our ability to grow revenues in the future will depend in part on our success in maintaining successful relationships with our OEM and channel partners and training our OEM and channel partners to independently sell and install our solution. If we are unable to maintain our relationship with OEM and channel partners or otherwise develop and expand our indirect sales channel, or if our OEM and/or channel partners fail to perform, our business, financial position and results of operations could be adversely affected.

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.

We generate a portion of our revenues from our products and services because they enable our customers to achieve and maintain compliance with certain government regulations and industry standards, and we expect that will continue for the foreseeable future. Examples of industry standards and government regulations include the European Union General Data Protection Regulation, or GDPR; the Payment Card Industry Data Security Standard, or PCI-DSS; the Health Insurance Portability and Accountability Act, or HIPAA; the Sarbanes-Oxley Act; the Gramm-Leach-Bliley Act, or GLBA; and the international banking regulations of the Basel Committee on Bank Supervision.

On the IPPN side of our business, NetNut primarily engages directly with ISPs in order to gain access to their networks. The legality of scraping publicly available web data was reaffirmed by the Ninth Circuit Court of Appeals (hiQ vs LinkedIn) in late 2019, but the way in which some of the IPPNs are being built is still questionable. For example, recently we started to offer access also through a network of dynamic residential proxy, like other vendors in the industry. This access offering is based on agreements with third party companies and applications publishers that are deploying their software proxy along their applications. The access to this network can be limited in case of changes in regulations regarding installing third party code components in the publisher’s applications.

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

These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could impact whether our solution enables our customers to maintain compliance with such laws or regulations. If we are unable to adapt our solution to changing government regulations and industry standards in a timely manner, or if our solution fails to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to IT security and/or the IPPN sector are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses, and our customers may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

Our model for long-term growth depends upon the introduction of new products. If we are unable to develop new products or if these new products are not adopted by customers, our growth will be adversely affected.

Our business depends on the successful development and marketing of new products, including adding complementary offerings to our current products. For example, in June 2020, we completed the development and successful deployment of the first generally available version of our Secure File Access solution, which is designed to control access to sensitive files storages. In addition, during 2020, we released our generally available version of our ZoneZero™ VPN solution. ZoneZero™ VPN is designed to add zero trust capabilities on exiting Virtual Private Network, or VPN, infrastructures. Development and marketing of new products require significant up-front research, development and other costs, and the failure of new products we develop to gain market acceptance may result in a failure to achieve future sales and adversely affect our competitive position. There can be no assurance that any of our new or future products will achieve market acceptance or generate revenues at forecasted rates or that the margins generated from their sales will allow us to recoup the costs of our development efforts.

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

Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

●	delays in releasing product enhancements or new products;

●	failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

●	inability to interoperate effectively with the existing or newly introduced technologies, systems or applications of our existing and prospective customers;

●	inability to protect against new types of attacks or techniques used by cyber attackers or other data thieves;

●	defects in our products, errors or failures of our solutions to secure privileged accounts;

●	negative publicity about the performance or effectiveness of our products;

●	introduction or anticipated introduction of competing products by our competitors;

●	installation, configuration or usage errors by our customers; and

●	easing or changing of regulatory requirements related to IT / cyber security / IPPN.

If we fail to anticipate market requirements or fail to develop and introduce product enhancements or new products to meet those needs in a timely manner, it could cause us to lose existing customers and prevent us from gaining new customers, which would significantly harm our business, financial condition, and results of operations.

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

We face business disruption and related risks resulting from the outbreak and continuous effects of the COVID-19 pandemic, which could impact our business and results of operations.

Our operations and business have been impacted and may continue to be impacted by COVID-19. The pandemic has caused states of emergency to be declared in various countries, travel restrictions imposed globally, quarantines established in certain jurisdictions, and various institutions and companies being closed. The COVID-19 outbreak has forced us to modify our business practices, and we have adopted early and strict prevention measures to protect the health of our employees (including employees’ travel, employees’ work locations and cancellation of physical participation in meetings, events, and conferences), which led to a slowdown in sales in some verticals of our IPPN services segment, while experiencing an increase in the sales cycles of new products in the cybersecurity segment. In addition, the Ministry of Health in the State of Israel issued guidelines in March 2020, which were most recently updated in March 2021, recommending people avoid gatherings in one space and providing that no gathering of more than 20 people should be held under any circumstances.

Employers (including us) are also required to prepare and increase as much as possible the capacity and arrangement for employees to work remotely. In addition, the U.S. government has restricted travel to the United States from foreign nationals who have recently been in China, Iran, South Africa, and certain European and Latin America countries. Although to date these restrictions have not impacted our operations, the effect on our business, from the spread of COVID-19 and the actions implemented by the governments of the State of Israel, the United States and elsewhere across the globe, may worsen over time and could have a material adverse impact on our business.

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

Our functional and reporting currency is the U.S. dollar and we generate a majority of our revenues in U.S. dollars. A material portion of our operating expenses is incurred outside the United States, mainly in NIS and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in NIS. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. During 2020, the NIS appreciated by nearly 7% against the dollar. We are therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates which may be material and may also cause fluctuations in reported financial information that are not necessarily related to its operating results. We expect that the majority of our revenues will continue to be generated in U.S. dollars with the balance in NIS for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS and partially in U.S. dollar. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

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

As part of our business strategy and in order to remain competitive, we are evaluating acquiring or making investments in complementary companies, products or technologies on an on-going basis. We have completed three acquisitions to date – our Telepath technology purchased from Cykick Labs Ltd., as well as NetNut Ltd. and Chi Cooked LLC with the business IPPN server solution (Secure Internet Access). Going forward, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our Ordinary Shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

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

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2020, 2019 and 2018. As defined in Regulation 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that currently we do not have sufficient qualified staff to provide for effective control over a number of aspects of our accounting and financial reporting process under IFRS.

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

Even if we develop effective internal control over financial reporting, these controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate, and material weaknesses and deficiencies may be discovered in them. The determination of whether our internal controls are sufficient, and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We may also fail to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion.

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

We are subject to U.S. and Israeli export control and economic sanctions laws, which prohibit the delivery and sale of certain products to embargoed or sanctioned countries, governments and persons. Our products could be exported to these sanctioned targets by our channel partners despite the contractual undertakings they have given us and any such export could have negative consequences, including government investigations, penalties and reputational harm. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

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

Our use of open-source software could negatively affect our ability to sell our software and subject us to possible litigation.

We use open-source software and expect to continue to use open-source software in the future. Some open-source software licenses require users who distribute or make available as a service open-source software as part of their own software product to publicly disclose all or part of the source code of the users’ software product or to make available any derivative works of the open-source code on unfavorable terms or at no cost. We may face ownership claims of third parties over, or seeking to enforce the license terms applicable to, such open-source software, including by demanding the release of the open-source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open-source code change, we may be forced to re-engineer our software or incur additional costs.

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

We have filed a petition to revive a patent application underlying our Telepath technology, which we obtained as part of the technology purchased from Cykick Labs Ltd. The petition was granted in November 2018 and the application is undergoing examination processes. We also filed a continuation application, published as U.S. Patent Application Publication No. 20200394661A1 on December 17, 2020. There is no guarantee that pending or future patent applications will result in patent grants. Failure to file patent applications or obtain patent grants may allow other entities to manufacture our products and compete with them.

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

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations may be harmed.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be affected.

We have filed for trademark registration of certain marks relating to our current branding. If our unregistered trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be affected. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our trademarks or trade names. In the long term, if we are unable to successfully register trademarks and trade names and establish name recognition based on such trademarks and trade names, then we may not be able to compete effectively and our business may be affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could impact our financial condition or results of operations.

If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

Historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent; processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce; and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our IT systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and other confidential information are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or elements thereof, or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products, or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our new products, or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to systems, apparatuses or methods related to the use of our products. There may be currently pending patent applications that may later result in issued patents that our products may infringe. In addition, third parties may obtain patents in the future and claim that the use of our technologies infringes upon these patents.

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

On June 11, 2020, Luminati Networks Ltd. filed an action alleging infringement by NetNut Ltd. of U.S. Patent Nos. 10,484,511 and 10,637,968, as well as claims of alleged trade secret misappropriation. The action was filed in the United States District Court for the Eastern District of Texas, Marshal Division. This ongoing litigation may potentially result in costs or liability that we will absorb, as well as restrictions and/or cessation of NetNut’s operations and services in the United States. There can be no assurance that we will prevail in any legal proceedings instituted by Luminati Networks Ltd., or that such proceedings will not have a material adverse effect on our business, financial condition or results of operations.

 Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. Publications of discoveries in the scientific literature often lag the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the inventions claimed in our patents or pending applications, or that we were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to 2013, the first patent applicant to invent the claimed invention without undue delay in filing, is entitled to the patent, while for the most part outside the United States, the first inventor to file a patent application is entitled to the patent. After 2013, the United States has moved to a first-inventor-to-file system. The United States patent system is frequently changing, however, as are other international patent systems, and thus we may experience uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

 We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement, among others. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. Patent and Trademark Office, or the USPTO, or made a misleading statement, during prosecution. The validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

In 2014, the U.S. Supreme Court addressed the question of whether patents related to software are patent eligible subject matter. The Supreme Court did not rule that patents related to software were per se invalid or that software-related inventions were unpatentable. The Supreme Court outlined a test that the courts and the USPTO must apply in determining whether software-related inventions qualify as patent eligible subject matter. The decision and other decisions following that decision have resulted in many software patents having been found invalid as not claiming patent eligible subject matter. Our U.S. patents, like all U.S. patents, are presumed valid, but that does not mean that our issued patents cannot be challenged on grounds of patent eligibility, or other grounds.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to effectively market our products, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products to market.

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

In addition, under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. Because of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

We may not be able to protect our intellectual property rights.

Filing, prosecuting, and defending patents on products, as well as monitoring their infringement in all countries throughout the world, would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Because of the expense of litigation, we may be unable to enforce our intellectual property rights, unless we obtain the agreement of a third party to provide funding in support of our litigation. We cannot assure that we will be able to obtain third party funding, and the failure to obtain such funding may impair our ability to monetize our intellectual property portfolio. Since we do not have funds to pursue litigation to enforce our intellectual property rights, we are dependent upon the valuation which potential funding sources give to our intellectual property. In determining whether to provide funding for intellectual property litigation, the funding sources need to make an evaluation of the strength of our patents, the likelihood of success, the nature of the potential defendants and a determination as to whether there is a sufficient potential recovery to justify a significant investment in intellectual property litigation. Typically, such funding sources receive a percentage of the recovery after litigation expenses and seek to generate a sufficient return on investment to justify the investment. Unless that funding source believes that it will generate a sufficient return on investment, it will not fund litigation. We cannot assure that we will be able to negotiate funding agreements with third party funding sources on terms reasonably acceptable to us, if at all. Because of our financial condition, we may only be able to obtain funding on terms which are less favorable to us than we would otherwise be able to obtain. Furthermore, even if we enter into funding agreements, there is no assurance that we will generate revenue from the funded litigation. Although the funding source makes its evaluation as to the likelihood of success, patent litigation is very uncertain, and we cannot assure that, just because we obtain litigation funding, we will be successful or that any recovery we may obtain will be significant. In addition, defending our intellectual property rights may depend upon our ability to retain the qualified legal counsel to prosecute patent infringement litigation. It may be difficult to find the preferred choice for legal counsel to handle our cases because many of these firms may have a conflict of interest that prevents their representation of us or because they are not willing to represent us on a contingent or partial contingent fee basis. It is difficult to predict the outcome of patent enforcement litigation at a trial level as it is often difficult for juries and trial judges to understand complex, patented technologies, and, as a result, there is a higher rate of successful appeals in patent enforcement litigation than more standard business litigation. Regardless of whether we prevail in the trial court, appeals are expensive and time consuming, resulting in increased costs and delayed revenue, and attorneys may be less likely to represent us in an appeal on a contingency basis especially if we are seeking to appeal an adverse decision. Although we may diligently pursue enforcement litigation, we cannot predict the decisions made by juries and trial courts. In connection with patent enforcement actions, it is possible that a defendant may file counterclaims against us, or a court may rule that we have violated statutory authority, regulatory authority, federal rules, local court rules, or governing standards relating to the substantive or procedural aspects of such enforcement actions. In such event, a court may issue monetary sanctions against us or our operating subsidiaries or award attorney’s fees and/or expenses to the counterclaiming defendant, which could be material, and if we or our operating subsidiaries are required to pay such monetary sanctions, attorneys’ fees and/or expenses, such payment could materially harm our operating results, our financial position and our ability to continue in business.

Risks Related to the Ownership of Our ADSs or Ordinary Shares

Issuance of a significant amount of additional Ordinary Shares on exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price.

As of March 17, 2021, we had approximately 1,045 million Ordinary Shares issued and outstanding and approximately 274 million of additional Ordinary Shares which are issuable upon exercise of outstanding warrants and employee options. The issuance of a significant amount of additional Ordinary Shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price. If these or other shareholders sell substantial amounts of our Ordinary Shares and/or ADSs, including shares issuable upon the exercise or conversion of outstanding warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our Ordinary Shares and/or ADSs, we cannot foresee the impact of any potential sales on the market price of these additional Ordinary Shares, but it is possible that the market price of our Ordinary Shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate. Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our Ordinary Shares.

Holders of ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, holders of ADSs may not receive dividends or other distributions on our Ordinary Shares and may not receive any value for them, if it is illegal or impractical to make them available to holders of ADSs.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. Although, we do not currently anticipate paying any dividends, if we do, you will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, or the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights, or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Our warrants are speculative in nature.

Our warrants do not confer any rights of ownership of Ordinary Shares or ADSs on their holders, such as voting rights or the right to receive dividends, but only represent the right to acquire ADSs at a fixed price and for a limited period. Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire ADSs and pay an exercise price per ADS ranging between $1.20 and $287, subject to adjustment upon certain events, prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value.

Holders of our warrants will have no rights as shareholders until such holders exercise their warrants and acquire our ADSs.

Until holders of the warrants acquire our ADSs upon exercise of the warrants, they will have no rights with respect to our ADSs or Ordinary Shares underlying such warrants. Upon exercise of the warrants the holders thereof will be entitled to exercise the rights of a holder of ADSs only as to matters for which the record date occurs after the exercise date.

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

Holders of ADSs may not have the same voting rights as the holders of our Ordinary Shares and may not receive voting materials in time to be able to exercise the right to vote.

Holders of the ADSs may not be able to exercise voting rights attaching to the Ordinary Shares underlying the ADSs on an individual basis. Instead, holders of the ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the Ordinary Shares in the form of ADSs. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise voting rights and may lack recourse if your ADSs are not voted as requested.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2020, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held to produce passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is considered. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares if we are a PFIC. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

As a company incorporated under the law of the State of Israel, we are subject to Israeli law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital and a majority of the offerees that do not have a personal interest in the tender offer approves the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Under the Israeli law, a potential bidder for the company’s shares, who would as a result of a purchase of shares hold either 25% of the voting rights in the company when no other party holds 25% or more, or 45% of the voting rights in the company where no other shareholders holds 45% of the voting rights, would be required to make a special purchase offer as set out in the provisions of the Israeli law. The Israeli law requires a special purchase offer to be submitted to shareholders for a pre-approval vote. A majority vote is required to accept the offer. An offeror who is regarded as a ‘controlling shareholder’ under Israeli law cannot vote on the resolution and the procedure includes a secondary vote of the non-voting shareholders and the shareholders who rejected the offer at pre-approval level. A special purchase offer may not be accepted unless shares that carry 5% of the voting rights in the target company are acquired. Furthermore, the shareholders may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, other than those who indicated their acceptance of the tender offer in case the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date. In addition, our articles of association provide for a staggered board of directors, which mechanism may delay, defer or prevent a change of control of the Company. See “Item 10.B Memorandum and Articles of Association — Provisions Restricting Change in Control of Our Company” for additional information.

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

The rights and responsibilities of a holder of our securities will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

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

In addition, Israel is experiencing a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. Since then, Israel held general elections three times – in April and September of 2019 and in March of 2020. A fourth election is due to take place on March 23, 2021. The Knesset has not passed a budget for the year 2021, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. In the event that the current political stalemate is not resolved during 2021, our ability to conduct our business effectively may be adversely affected.

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

Our research and development efforts with respect to some of our past activities, including development of Secure Cloud Storage Access, were financed in part through royalty-bearing grants from the Israel Innovation Authority, or the IIA. On March 2020, we have completed the payment of royalties derived from the aggregate amount of $146,000 we received from the IIA for the development of our abovementioned technologies. Nevertheless, we are still bound by certain aspects of the Israeli Industrial Research and Development Law, or the Research and Development Law. Furthermore, pursuant to the technology purchase agreement between Safe-T Data and Cykick Labs Ltd., approved by the IIA in July 2018, we are committed to pay royalties on grants received from the IIA in connection with the technology purchased under this agreement in the amount of approximately $0.4 million from our income generated from products incorporating such technology. Additionally, in July 2018, we received a notice from the IIA regarding an obligation at the approximate amount of $0.5 million, made by an incubator center, which Cykick Labs Ltd. was a part of. According to the IIA, in order to receive the IIA’s approval to export the technology purchased from Cykick Labs Ltd., we would be required to obtain a commitment from the incubator center, taking the obligation upon themselves. If we do not obtain such commitment, we would be required to take this obligation upon our self, otherwise, the IIA will not approve any future export of the technology purchased from Cykick Labs Ltd. We have sent a letter to the IIA, rejecting its claims. As of the date of this annual report on Form 20-F, the IIA has not responded to our letter. We cannot be sure that the IIA will accept our arguments, which, if not accepted, may result in the expenditure of financial resources or may impair our ability to transfer or sell our technology outside of Israel.

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

General Risk Factors

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

Additionally, our global sales and operations are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

●	higher costs of doing business globally, including costs incurred in maintaining office space, securing adequate staffing and localizing our contracts;

●	fluctuations in exchange rates between the NIS and foreign currencies in markets where we do business;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●	risks associated with trade restrictions and foreign legal requirements, including any importation, certification, and localization of our platform that may be required in foreign countries;

●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

●	compliance with anti-bribery laws, including, without limitation, compliance with the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

●	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, consolidated financial statements;

●	the impact of COVID-19 and resulting government actions on us;

●	reduced or uncertain protection of intellectual property rights in some countries;

●	social, economic and political instability, terrorist attacks and security concerns in general;

●	an outbreak of a contagious disease, such as coronavirus, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	laws and business practices favoring local competition;

●	being subject to the laws, regulations and the court systems of many jurisdictions; and

●	potentially adverse tax consequences.

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

The price of the ADSs may be volatile.

The market price of the ADSs has fluctuated in the past. Consequently, the current market price of the ADSs may not be indicative of future market prices, and we may be unable to sustain or increase the value of your investment in the ADSs. During the first quarter of 2021 and up to March 21, 2021, the market price of our ADSs has fluctuated from a low of $1.2 per ADS to a high of $2.98 per ADS, and our ADS price continues to fluctuate, as does the daily volume of trading of our ADSs. The market price of our ADSs and volume of trading may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	our ability to grow our revenue and customer base;

●	the announcement of new products or product enhancements by us or our competitors;

●	variations in our and our competitors’ results of operations;

●	successes or challenges in our funding sources;

●	developments in the industries we operate;

●	future issuances of ADSs or other securities;

●	the addition or departure of key personnel;

●	announcements by us or our competitors of acquisitions, investments or strategic alliances; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

Further, the stock market in general, and the market for technology companies in particular, has recently experienced extreme price and volume fluctuations. The volatility of our ADSs is further exacerbated due to its low trading volume, which has only recently increased. Continued market fluctuations could result in extreme volatility in the price of our ADSs which could cause a decline in the value of our ADSs and the loss of some or all of your investment.

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

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, the share price and trading volume of our Ordinary Shares and ADSs could decline.

The trading market for our ADSs or Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our ADSs or Ordinary Shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the share price or trading volume of our ADSs or Ordinary Shares to decline.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Safe-T Group Ltd. We were incorporated in the State of Israel in December 1989, and are subject to the Companies Law. From June 2011 until June 2016, we were a “shell corporation” and did not have any business activity, excluding administrative management. On June 15, 2016, we completed a merger transaction, or the Merger Transaction, with Safe-T Data A.R Ltd., or Safe-T Data, whereby we acquired 100% of the share capital of Safe-T Data. Since the date of the Merger Transaction, we have devoted substantially all of our financial resources to develop and commercialize our products and to extend our business organically as well as by acquisitions. Our Ordinary Shares have been trading on the Tel Aviv Stock Exchange, or TASE, since January 2000. As of July 7, 2016, and following the change of our name in the course of the Merger Transaction, our symbol on the TASE has been “SAFE.” ADSs representing our Ordinary Shares have been trading on the Nasdaq Capital Market under the symbol “SFET” since August 17, 2018.

Our principal executive offices are located at 8 Abba Eban Avenue, Herzliya, 4672526 Israel. Our telephone number in Israel is +972-9-8666110.

Our website address is http://www.safe-t.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Safe-T USA Inc. is our agent in the United States, and its address is 51 John F. Kennedy Parkway, First Floor West at Regus, Short Hills, NJ 07078. NetNut Ltd. is our cloud-based business IPPN solutions company, and Chi Cooked LLC is our cloud-based global IPPN services provider.

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

Our capital expenditures for 2020, 2019 and 2018 amounted to $141,000, $46,000 and $352,000, respectively. These expenditures were primarily for purchases of fixed assets and development expenditures capitalized as intangible assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B.	Business Overview

We are a provider of access solutions and intelligent data collection. The group consists of two main operating arms: Cyber and IP Proxy Network, or IPPN.

Our Cyber arm relates to the ZoneZero™ cloud and on-premises solutions, empowered by our patented reverse-access technology and proprietary routing technology, and designed to mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizations’ access use cases, whether into the organization or from the organization out to the internet, are secured according our “validate first, access later” zero trust philosophy. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud. Our ZoneZero™ solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats.

Our IPPN arm offers an exclusive global proxy network solution, based on proprietary proxy traffic optimization and routing technology, and built on partnership agreements with tens of Internet Service Providers, or ISPs. Our IPPN solutions enable access to the Internet using the ISP network, through millions of end-points globally, as well as functionality, security, privacy, and multiple business use cases, including large-scale data mining and analysis. With our proxy network solutions, organizations can obtain access to undiscovered data from non-traditional data sources (like social media) and gain additional data-driven information that provide valuable insights with respect to predictive capabilities or behaviors thus assisting ongoing business management operation and decision making. The IPPN arm currently generates most of our revenues.

We offer the following access solutions:

Secure Cyber Solutions	IPPN Solutions
ZoneZero™ SDP	Static Residential proxy network cloud service
ZoneZero™ VPN	Dynamic Residential proxy network cloud service
ZoneZero™ MFA	Data Center proxy network cloud service
Secure File Access (SFA)	Data collection API cloud service
Proxy-in-a-Box
Consumer VPN application
Premium dedicated static residential proxies

Secure Cyber Solutions

●	ZoneZero™

o	ZoneZero™ SDP - a solution based on Software Defined Perimeter and Zero Trust Network Access concepts. It grants access to applications on a need-to-know basis only, while giving our clients’ users fast and seamless access to the resources they need. Designed to support non-VPN users.

o	ZoneZero™ VPN – a solution designed on Zero Trust Network Access concepts. It is designed to add zero trust capabilities to existing VPN solutions. It grants access for VPN users to applications on a need-to-know basis only, while giving our clients’ users fast and seamless access to the resources they need.

o	ZoneZero™ MFA – a solution designed to add centralized multi-factor authentication, or MFA, capabilities for all types of internal applications. The solution does not require any modification to the end-user or application.

●	Secure File Access (SFA) – reduces insider threats by transforming standard network drives into secure, encrypted and access-controlled drives, exposing sensitive information on a “need-to-know” basis only. Eliminates the need to rely on insecure file permissions and vulnerable Server Message Broker, or SMB, protocols.

IPPN Solutions

o	Static Residential proxy network cloud service – a proxy network which is based on our unique technology and presence in tens of ISPs as partners around the world.

o	Dynamic Residential proxy network cloud service – a proxy network which is based on routing traffic through millions of end points in Europe, Asia, South America and Canada.

o	Data Center proxy network cloud service – a proxy network which is based on routing traffic through servers located in data centers in leading carriers in the United States. The recent acquisition of Chi Cooked LLC will help us accelerate the deployment of internet data center infrastructure and IP proxy services.

o	Data collection API cloud service - a service which allows our customers to use our application programming interface, or API, to request content from any public source on the internet.

o	Proxy-in-a-Box - on premise solution of private proxy access network for customers who wish to deploy and maintain their own proxy network.

o	Consumer VPN application - an application and a network of VPN servers which allows our users to access the internet securely through tens of countries around the world, based on NetNut’s residential proxy network.

o	Premium dedicated static residential proxies – a solution that creates a dedicated static IP for each user. The end result is a highly effective proxy, that will remain stable during heavy traffic and will save the customer additional bandwidth charges.

In addition, we have a legacy product, the Secure Data Exchange, or SDE, which is designed to unify all data exchange scenarios of an organization, for example secure email, data vaults, secure file transfer protocol, or SFTP, replacements, automated file transfer scenarios and more. In the beginning of 2020, we decided to stop actively selling the SDE product, and only support existing customers. Nevertheless, this product still generates revenues, from renewal of support contracts.

We have a customer base spanning several industries, including finance, healthcare, government agencies, commercial companies, online companies, retail, educational institutions, and more. Our initial engagements with our customers either follow: (i) a license sale model, (ii) a lease subscription model between one to three years, which are renewable upon expiration, at our customers’ discretion, or (iii) in the case of the IP Proxy solution, short-term services model based on bandwidth utilization.

In its April 2019 Market Guide for Zero Trust Network Access, or ZTNA, Gartner1 identified Safe-T as a Representative Vendor for a stand-alone ZTNA offering. In June 2020, we were named as a Representative Vendor in Gartner’s June 2020 Market Guide for Zero Trust Network Access. In October 2020, we were listed in Forrester’s Q3 2020 Tech Tide™: Zero Trust Threat Prevention Report. In December 2020, we were named a Representative Vendor in Gartner’s December 2020 report titled, “SASE Will Improve Your Distributed Security Everywhere.”2

Zero Trust Access Industry Background

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

[1]	Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.
[2]	Gartner, Inc. ” SASE Will Improve Your Distributed Security Everywhere ” by Richard Bartley, December 8, 2020.

One of the principal elements of the field of information security and of our activities is the protection of data and applications from unauthorized access to information by, among others, sharing management and monitoring an organization’s information in a secure manner. According to a report by Verizon Communications Inc. from 20203, 70% of breaches were conducted by ‘outsiders.’ This statistic indicates that the authentication and access solutions currently utilized by enterprises are inadequate. Current solutions first provide access and then authenticate, which means that the attacker has gained access to the service or is on the network before he is authenticated. In addition, many current solutions do not control data access for internal users, creating a higher risk of attack. Our ZoneZero™ family of secure access solutions authenticates both external and internal users before providing access, and also controls what an authenticated user may do with the data. This prevents un-authenticated users from accessing internal services, and ensures authenticated users do not misuse data or services.

The exponential increase in high-risk data, the shift to cloud-based storage and distributed data centers connected by the internet contributes to increasing information security risks. The proliferation of external users, such as employees, work from home (WFH) users, business partners, contractors, internet of things, or IoT, devices, etc., exacerbates the existing potential for cyberattacks because enterprise applications and data are often “visible” outside the enterprise.

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

Additional Market Trends

Mobile Devices and Unmanaged Devices. In recent years there has been an increase in the use of mobile devices (bring your own device - BYOD) and personal laptops and desktops (bring your own PC - BYOPC), which allow users within an organization or out of the organization to use business information accessed through mobile devices and personal-owned computers and store information in the cloud through those mobile devices. These trends increase the need to find secure connectivity solutions, both for an organization’s systems and for the cloud storage services.

Other Market Trends. Generally, in view of the increase in the number of internet users in the last decade, many organizations invest heavily in the launch of new digital services, the expansion of their network infrastructures and their existing business infrastructures and the upgrading of their information security systems.

[3]	https://enterprise.verizon.com/resources/reports/dbir/

Current Practices and Solutions

In recent years, an increasing number of organizations have experienced hacking and information theft. This trend is the result of old network architectures, and legacy access solutions, which do not provide adequate information security solutions for accessing the organization’s data. The built-in weakness of these architectures is that the more services an organization wants to make publicly available, the more its networks are exposed. In addition, many organizations have not added any MFA capabilities to internal applications, as current technologies are complex and require much customization.

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

We summarize the current network challenges as follows:

●	Connect First and Then Authenticate

Current access models are built for the past, when trust was assumed. When clients want to communicate and have access to an application: they first connect to the access gateway. It is only after the access stage has been carried out, that the authentication stage can be accomplished. Unfortunately, with this model, we have no idea who the client is until they have completed the access phase. There is a possibility that the requesting client is not trustworthy.

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

The perimeter approach no longer reflects the typical topology of users and servers accurately. It was actually built for a different era where everything was inside the walls of the organization and corporate users were trusted. However, today, the organizations are required provide access for a multitude of users – employees in the network, employees out of the network connected from managed devices via VPN, employees connecting from home, third party contractors and suppliers. In addition, organizations are increasingly deploying applications in the public clouds that are located in geographical locations. These are the locations that are remote from an organization’s trusted firewalls and the perimeter network. This certainly stretches the network perimeter.

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

With traditional VPN access, the encrypted link tunnel creates an extension between the client’s device and the application’s location. The VPN rules are static and do not dynamically change with the changing levels of trust on a given device. They provide only network information which is a crucial limitation.

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

In addition, VPNs are vulnerable technologies, with new hacks of VPNs occurring on a monthly basis.

IP Proxy Industry Background

A proxy server provides a gateway between users and the internet. It is a server, referred to as an “intermediary” because it goes between end-users and the web pages they visit online. When a computer connects to the internet, it uses an IP address. This is similar to a home street address, telling incoming data where to go and marking outgoing data with a return address for other devices to authenticate. A proxy server is essentially a computer on the internet that has an IP address of its own. Proxy servers provide varying levels of functionality, security, and privacy depending on the use case, needs, or user policy.

A growing commercial use case of IPPN services is the use by businesses to gather data over the Internet using residential IP addresses from various locations around the world. The service supports a wide variety of use cases and provides several significant benefits to its business users. For example, cyber and web intelligence companies can collect data anonymously and infinitely from any public online source, advertising or ad networks can view their advertisers’ landing pages anonymously to ensure they do not contain malware or improper advertising, online retailers can gather comparative pricing information from competitors, and businesses may utilize these IP addresses to test their websites from different cities in the world.

According to research conducted by Frost and Sullivan, IPPN providers are defined as companies that offer products that place an extra IP address from a rotating pool of addresses between a customer and any website they visit on the public internet. Instead of getting data directly from a website, an IPPN customer’s request first passes through a separate device, a proxy server, before going to and receiving a response from the target website. From the target website’s perspective, no information about the original machine is sent. Only the proxy device’s IP address gets transmitted. As many websites place limits on the amount of information sent to any one IP address, gathering additional, openly available data from any one website, often involves using proxy servers to make it appear as if the requests come from different users, thus requiring the need for a rotating pool of IP addresses to be used by proxy servers.

The rotating pool of IP addresses derive from proxy software installed on residential users’ computers and mobile devices, while data centers use dedicated proxy servers. Based on the IP address it receives, a target website can distinguish whether a request comes from a residence, mobile device or data center and display different information accordingly based on location and demographic attributes. Companies tailoring information based on such attributes led to competitors needing IPPNs to simulate being actual customers. Proxy servers are intermediaries between devices requesting information from other servers. Proxy servers have many purposes, such as anonymizing identities, filtering information, getting around filters, and improving information retrieval performance.

Rotating IPPN servers tend to be used by companies to simulate actual customers in different locations and to collect data, also known as web scraping. Ever since the commercialization of the web, companies have developed increasingly better ways to target consumers via advertising and marketing to the point of adjusting pricing based on a location or even per customer basis. As companies put more of their product information online, this customer targeting made it very difficult for competitors and customers to monitor and/or compare pricing and product availability that can vary so much because of targeting. Websites today recognize customers to show different advertising, content and pricing based on location and other identifiable information. Companies further evolved to prevent competitors from accessing their data via blocking their company’s entire range of IP addresses. This prevents companies from comparing pricing, security companies from conducing audits for or detecting malware on malicious sites, and even website owners themselves from verifying their advertising is safe and being delivered properly from their ad vendors.

The global IPPN market includes a variety of vendors in addition to Safe-T, including Luminati Networks Ltd. which was acquired in August 2017 by EMK Capital for $200 million, Oxylabs Networks Pvt. Ltd., BiScience Inc. and others. According to the research conducted by Frost and Sullivan, the total addressable market in 2019 for IPPN was estimated at $960.5 million with an estimated revenue in the Service Obtainable Market, or SOM, of $102.5 million. The SOM is forecasted to grow from 2018 to 2025 at a compound annual growth rate of 16.8%, reaching revenues of $259.7 million by 2025.

Our Solutions

1.	ZoneZero™ - Zero Trust Access

According to a report published in August 2020 by 360iResearch, the Software Defined Perimeter (SDP) market is expected to reach $10 billion by 2025. In addition, according to Gartner, by 2023, 60% of enterprises will phase out most of their remote access VPNs in favor of ZTNA.

 We offer a unique solution that decouples security from the physical network and also decouples application access from the network. Our solutions are based the concepts of Zero Trust, SDP and ZTNA which presents a revolutionary development. It provides an updated approach that current security architectures fail to address.

Our family of secure access solutions is named Safe-T ZoneZero™. We offer a phased deployment model, enabling our customers to progressively migrate to zero trust network architecture while lowering the risk of technology adoption. Safe-T’s ZoneZero™ is flexible to meet today’s diverse hybrid IT requirements. It satisfies the zero-trust principles that are used to combat today’s network security challenges.

The Safe-T ZoneZero™ capabilities are in line with zero trust principles. With Safe-T ZoneZero™, clients requesting access must go through authentication and authorization stages before they can access the resource. Any network resource that has not passed these steps is blackened, ensuring backend services are hidden from unauthenticated users.

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

ZoneZero™ is designed to provide secure application access, by changing the way organizations grant secure external and internal access to their services.

The solution offers secure and transparent access for all types of entities (people, applications and connected devices) to any internal application, service and data, for example HTTP/S, SMTP, SMB, SFTP, SSH, APIs, RDP and WebDAV.

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

Based on product comparisons that we have conducted, we believe that our ZoneZero™ product, which includes our patented reverse access technology, and that supports all access use cases (internal, external VPN, external non-VPN), is currently the broadest data access solution available within the SDP/ZTNA market. The benefit of utilizing our patented technology allows installing our solution in the intra-organizational network without opening any ports in the firewall, thus reducing dramatically the risk of security breaches by “hiding” an organization’s applications from unauthorized parties.

In addition, our ZoneZero™ product is unique in the variety of models in which our customers can purchase it:

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

In addition, our product can also be deployed within the network to add Zero Trust Access capabilities for internal users trying to connect to internal services. By sitting within the network between the users and applications, ZoneZero™ can control access and provide MFA capabilities for all internal applications.

The main benefits of ZoneZero™ are:

●	Any setup: on-premise, on cloud or hybrid;

●	Flexible - Client, Clientless and IoT versions with a VPN, instead of a VPN or next to a VPN;

●	Creates true separation of the data and control planes;

●	Applies application-level policies for all of your users;

●	Introduces MFA to any VPN, service or application;

●	Based on Safe-T’s patented Reverse-Access technology;

●	Enables achieve true ZTNA;

●	Seamless implementation and rapid deployment;

●	Optimized cost of deployment and ownership; and

●	Central management for full transparency and efficacy.

Another paramount capability of Safe-T ZoneZero™ is that it implements a patented technology called reverse access to eliminate the need to open incoming ports in the internal firewall. This also eliminates the need to store sensitive data in the DMZ. It has the ability to extend to on-premise, public, hybrid cloud, and meeting the IT requirements. ZoneZero™ can be deployed on-premises, as part of Safe-T’s hybrid-cloud service, or on AWS, Azure and other cloud infrastructures, thereby protecting both cloud and on-premise resources.

ZoneZero™ is designed to achieve the following:

●	Provide zero trust access, by ensuring only trusted parties can access and use data and services;

●	Reduce the outward-facing attack surface by locking down and closing the incoming ports in the firewall using our patented technology;

●	Unify and streamline all applications and security systems and modernize the security environment on the premises and in the cloud;

●	Protect and control access by separating the access layer from the authentication layer, which permits initial authentication of the user outside of an organization’s perimeter or in the network and only after authentication, connects the user to the desired service; a similar approach is used to segment internal networks;

●	Grant access transparently to an authenticated user without requiring any special end user client software;

●	Control file access, preventing data exfiltration, leakage, malware and ransomware;

●	Secure and control access to internet web sites; and

●	Monitor and report on all user actions, in order to detect anomalous behavior and risk.

ZoneZero™ is available via a variety of options (e.g. on-premises, via AWS Marketplace, via our Managed Security Service Provider partners, or MSSP, and via the cloud as a service), enabling us to market them to all types of organizations, including cloud based companies, and those that are unable to use cloud-based data access services for various reasons, such as regulatory requirements (for example, energy companies, banks, insurance companies, investment firms and health organizations).

ZoneZero™ is also available as a white label via OEM partners, as a bundled solution together with our channel partners’ complementary products, and as a bundled solution with companies which offer complementary anti-malware solutions. For example, we have integrated our secure data access solution as part of K2.com RPA SaaS service, and we receive a mid-to-high double-digit percentage of such proceeds, subject to a minimum end user price.

We have similarly integrated our solution with other OEM partners and intend to pursue similar partnerships in the future.

Later in 2021, Safe-T is planning to release a new ZTNA solution called TrustWall. TrustWall will be designed to provide identity-based segmentation for organizations, ensuring new levels of application security for corporate users.

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

Today the SMB protocol is regarded as highly vulnerable to ransomware like the notorious NotPetya, WannaCry and NamPoHyu.

(Source: https://www.bleepingcomputer.com/news/security/one-year-after-wannacry-eternalblue-exploit-is-bigger-than-ever/)

Our SFA product provides the following unique advantages:

●	Ensures “need to know” basis access, preventing the next “Edward Snowden”;

●	Users do not need to change their normal behavior;

●	Adds layer of security missing from current file storages;

●	Tracks all user actions on files;

●	Switches from vulnerable SMB protocol to secure Web protocol; and

●	Prevents ransomware attacks.

The SFA main business benefits are:

●	Full segregation of duties, Isolating IT from business users

●	Seamless integration, and hassle-free unification with current file storage solutions

●	Control over sensitive information, keeping data in the right hands

●	Simple and easy deployment, no client installation

●	Enhanced risk reduction, preventing data theft and leakage

●	Minimized overall network attack footprint, by removing the insecure SMB protocol

3.	IPPN – IP Proxy

Following the acquisition of NetNut in June 2019, as further detailed below, we launched our IPPN service. The service network is based on partnership agreements with tens of ISPs and technology which enables our customers to access the internet using the ISPs’ networks through millions of end points globally, and collect valuable data for their needs. The service’s performance and scalability are enhanced by our proprietary proxy traffic optimization and routing technology.

Customers in the IPPN market use the proxy service for various needs and for wide variety of use cases, as mentioned above. To address all these use cases, different types of proxy networks are needed. For some of the use cases, the network needs to be fast and stable, and allowed to use the same IP address for long time periods, while for others, the most important factor of a proxy network would be its ability to provide a different IP address for each request in order to be able to get full picture of the collected data. For these reasons, providers in the IPPN market are required to provide wide selection and network types. We have invested heavily in the last year in expanding our offering in order to become a leading provider in this market.

Currently we are offering five different solutions in the IPPN Market:

●	Static Residential proxy network cloud service – proxy network which is based on our unique technology and presence in tens of ISPs as partners around the world.

●	Dynamic Residential proxy network cloud service – proxy network which is based on routing traffic through millions of end points in Europe, Asia, South America and Canada.

●	DataCenter proxy network cloud service – proxy network which is based on routing traffic through servers located in data centers in leading carriers in the United States. The recent acquisition of Chi Cooked LLC will help us accelerate the deployment of internet data center infrastructure and IPPN services.

●	Data collection API cloud service – service which allows our customers to use our API to request content from any public source on the internet.

●	Proxy-in-a-Box – on premise solution of private proxy access network for customers who wish to deploy and maintain their own proxy network.

●	Consumer VPN application – an application and a network of VPN servers which allows our users to access the internet securely through tens of countries around the world, based on NetNut’s residential proxy network.

●	Premium dedicated static residential proxies - a solution that eliminates the need to have a bandwidth limit and creates a dedicated static IP for each user. The end result is a highly effective proxy, that will remain stable during heavy traffic and will save the customer additional bandwidth charges.

The uniqueness of most of our services is based on the fact that unlike our competitors which are host-based solutions only, which requires installation of software on third-party uncontrolled end user devices, most of our solutions are based on routing the customer’s traffic through residential ISP routers which are partners in the NetNut network as shown below:

Our IPPN solutions main advantages over the competition, include:

●	Highest level of security as all customer traffic is routed exclusively through the network; no third-party computers are utilized;

●	Guaranteed quality of service, by controlling all of their customer’s servers which are located on major internet routes or at ISPs around the world; and

●	Fastest solution, since our architecture is unique in its ability to provide residential IPs with one hop connectivity to the target site. Traffic is not routed through end users’ machines.

●	Diversity – now we offer a variety of different access networks for our customers to choose from or combine. We can provide dynamic or static true residential networks along with DataCenter networks. These combinations address all customer types’ needs and allow us to become a one-stop shop for their data collection infrastructure.

Strategy

Our main goal is to become one of the leading vendors in the fields of cyber, data protection, information security and internet access. We operate in Israel, North, central and south America, Europe, Southeast Asia, Australia, the Middle East and Africa. We intend to continue our penetration efforts into the U.S. market. Among the steps that we have taken in order to penetrate the U.S. market was the recruitment of a U.S. based team that is being assisted by an advisory board consisting of industry professionals who serve in leading information security positions of big and medium sized U.S. companies. The main purpose of the team is the entering into engagements with channel partners in the U.S. market and form collaborative engagements with other technology suppliers.

In addition, we are taking steps to expand our activities in Europe and Southeast Asia, the Middle East, Africa and Australia, and to enter into engagements with new business partners in those markets. We intend to continue investing resources in research and development in order to improve our existing products, and develop new and cutting-edge products and technologies to maintain our innovative position in the market.

We also intend to continue to:

●	engage with additional OEMs, resellers, distributors, system integrators, MSSP and ISPs;

●	invest materially in marketing and sales activities; and

●	establish partnerships with industry leaders.

In the IPPN market, following the launch of our latest solutions and the acquisition of Chi Cooked LLC, we plan to increase our investment in sales and marketing in 2021 to significantly accelerate our growth and to leverage our diverse offering to become a one-stop shop for all proxy-related business requirements. We also plan to use our new Proxy-in-a-Box solution to penetrate the defense security market and to start providing competitive solutions to law enforcement organizations in this market.

While we invest in further developing and marketing of our current solutions, we maintain a strict control over our expenditures and budgets in order to reduce operating costs, streamline operations and improve our efficiency. We intend to continue our burn rate reduction, so we are better poised to achieve profitability.

Competition

The IT security market in which we operate is characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of IT security products. Our current and potential future competitors include Luminate (formerly known as Brocade), AppGate, Akamai Technologies, Inc. and Zscaler, Inc. in the software defined perimeter and application access market, and also include providers of IPPN such as Luminati Networks Ltd., Oxylabs Networks Pvt. Ltd., GeoSurf Inc. and others.

Since we compete with well-established companies, which have an existing customer base, we invest significant efforts to obtain technological advantages in combination with the ability to offer more cost-effective solutions than the ones offered by our competitors, aiming to attract customers of established companies that operate in our industry.

We are constantly working to improve our competitive standing by using the following measures:

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

We believe that our penetration into the U.S. market will have a positive effect on our competitive prominence, since according to Security Degree Hub4, approximately 40% of global spending on information security is spent in the U.S. market. We also believe that penetration into the U.S. market will have an effect on European customers, as a number of organizations in Europe often regard U.S. organizations as trusted references. In addition, since U.S. organizations are required by regulators to have in place information security solutions, many American financial institutions, healthcare organizations and government agencies dedicate large budgets to information security.

Competitive Strengths

We believe that our strengths include the following:

●	Our Zero Trust Access unique technology, which addresses all access use cases (internal users, external VPN users, and external non-VPN users) with a single solution which can be deployed on-premises or in the cloud;

●	Our Zero Trust Access solutions utilize our reverse-access patent which is a unique outbound based technology for any TCP based application;

●	These solutions also provide a client-less, greatly simplifying user adoption;

●	The scalability of our Zero Trust Access solutions and the seamless integration of them into the client’s data center with minimal disruption to an organization’s ongoing work;

●	Our solutions can integrate with other systems – a solution’s ability to interface with IDP solutions, MFA solutions, information security systems, databases, business systems and other systems in an organization is a highly important factor for the client when selecting a security solution:

o	Our IPPN solutions includes high levels of security, guarantee quality of service, are fast because of our unique architecture;

o	The IPPN solutions are now offered in variety of different access networks for our customers to choose from or combine.

●	Prior knowledge and experience of our personnel in the field of information access, sharing and security, as well as an experienced workforce that has the ability to develop our products in accordance with client requirements, as well as with variable market conditions and technological developments in the market;

●	Our ability to adapt to the frequent changes and developments in our area of activity as well as our ability to reply quickly to such changes and developments;

[4]	https://www.securitydegreehub.com/security-spending/

●	We are engaging with large and leading domestic and foreign customers and partners. Engagements with large customers and partners establish our status as a prominent player in the information security market and give us recognition and a reputation for reliability, which open up opportunities to engagements with other customers; and

●	We sign business and technological collaboration agreements – business distribution agreements or technology-based agreements that provide access to more markets and customers.

Our Unique IP

Our unique IP serves as the foundation for our solutions, providing it the technology components required to create a true secure access solution.

Our unique IP is comprised of the following modules:

●	Reverse access

●	User behavior analysis

●	Carrier grade routing technology for sharing of local ISP’s networks with remote customers at any scale.

Reverse Access

Reverse access is our unique dual server patented technology, which is designated to remove the need to open any ports within a firewall, while allowing secure access between networks (through the firewall).

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

Customers

In the last several years, our customer base has steadily increased. On December 31, 2018, we had approximately 80 customers. On December 31, 2019, including customers who purchased NetNut’s services, we had approximately 160 customers. As of December 31, 2020, following the acquisition of Chi Cooked LLC, we also serve thousands of end users in the field of internet data center infrastructure and IPPN services.

We initially addressed the Israeli market, and accordingly the majority of our customers were Israeli based. However, in the past three years we have been operating globally and our customer base has expanded. Following the acquisition of NetNut in June 2019 and Chi Cooked in December 2020, our main stream of revenue is coming from the United States. Our customers include banks and financial organizations, insurance companies, healthcare organizations, industrial and commercial companies, online companies, education institutions and government agencies on the cyber security business, and mainly individuals with respect to the IPPN services. We are not dependent on any one of our customers.

Our initial engagements with our customers in the Zero Trust Access solutions business either follow a license sale model, or a lease subscription model between one to three years, which are renewable upon expiration, at our customers’ discretion. In some cases, after our solutions are purchased, satisfied customers enter into further engagements in order to increase the number of users, in order to purchase updated and new versions of the products and in order to purchase ongoing maintenance and technical support services.

Our average renewal rate for subscriptions of maintenance and support contracts in the SDE product line is decreasing as we decided to stop developing this product and stop actively selling it. With respect to our ZoneZero™ products that were launched during 2020, we expect to have high renewal rates in the future due to the significant value we believe the new ZoneZero™ and SFA products add to the customers’ information security. In addition to our efforts to ensure customer satisfaction, in order to grow our business, we intend to also focus on generating revenue from new customers, ideally medium to large organizations.

The solutions and services we offer are normally priced in accordance with the number of users, bandwidth required, the nature of the supplied solutions, the number of solutions and services provided by us to our customers, the number of features that we sell to our customers, the sale of upgrades and the provision of ongoing maintenance and support services.

We have two models of engagement with respect to the ZoneZero™ and Secured File Access products: (1) sale of a license for the use of our solutions, with no time limitation and limited to a certain number of users. The customer may renew the engagement for maintenance and support services every year or every few years (this model is called the sale model); and (2) engagement for a specific period of time. As part of this engagement, the customer receives a license to use our solutions for a year or a number of years. Under this type of engagement, the customer is entitled to use our products and to receive maintenance and support services and upgrades over the relevant engagement period (lease model). Today, our engagements are divided roughly equally between the two models. Moving forward, we intend to use the lease model as the leading model.

Regarding the Secure Internet Access products, most of the customers are buying the services using packages for periods ranging between 1 day to 2 months or actual consumption. The packages can be either renewed by the customers or automatically, based on the customer’s preferences.

Marketing

Our internal marketing and sales staff consist of three persons as of the date of this annual report on Form 20-F. We also work through marketing and distribution channels.

We enter into engagements with ISPs in the IPPN services business, as well as distributors, resellers and channel partners (all of them hereinafter – “partners”) for the purpose of distributing our products. The partners and marketing entities are in charge, among other things, for identifying potential customers, integration of the products in an organization’s systems and providing support services to our customers. We have entered into engagements with ISPs, distributors and resellers for the purpose of distributing our products in North America, Israel, and variety of countries in Europe, Asia-Pacific, Africa and South America. We have more than 100 active ISPs and partners. The engagement with each partner/marketing entity is limited to a specific territory and/or specific customers and is not exclusive. Normally, the term of engagement with partners/marketing entities is one year and it is extended automatically, unless cancelled by one of the parties. The consideration in respect of those engagements is paid to us from time to time when sales are made by the distributors.

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

The COVID-19 pandemic halted any physical and public trade shows and conferences around the world, but generally in a more normal environment we do participate from time to time in information security exhibitions and conferences, such as GISEC and the RSA Conference, regional events held by information security partners and integrators. We market our products through our website http://www.safe-t.com and digital media.

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

Our Intellectual Property

We seek patent protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

Our reverse access technology is patent protected in several jurisdictions: United States (patent number US9935958 (in re-issue) and US10110606 titled “Reverse Access Method for Securing Front-End Applications and Others”), Europe (patent number EP2815554A1, including Austria, Switzerland, Germany, Spain, France, United Kingdom and Italy, titled “Reveres access method for securing front-end applications and others”), Israel (patent number 218185 titled “Reverse Access System for Securing Front-End Applications”), China (patent number ZL2013800207104, titled “Reverse Access Method for Securing Front-End Applications and Others”) and Hong-Kong (patent number HK1207766, titled “Reverse Access Method for Securing Front-End Applications and Others”). We have filed a petition to revive a patent application underlying the Telepath technology, which we obtained as part of the technology purchased from Cykick Labs Ltd. The petition was granted in November 2018 and the application is undergoing examination. In addition, we filed a continuation application, published as U.S. Patent Application Publication No. 20200394661A1 on December 17, 2020. We also have several trademarks registered in the United States, Israel, the European Union and China. To date, we have several trademarks registered in the United States, Israel, the European Union and China - “SAFE-T”, “SmarTransfer,” “SAFE-T BOX”, “IF YOU CAN’T BE SEEN, YOU CAN’T BE HACKED”, ZoneZero” and “Zero+” are our registered trademarks, and our logo, and the logos of our subsidiaries are our and our subsidiaries’ unregistered trademarks.

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

We have two wholly-owned subsidiaries: NetNut Ltd. and Safe-T Data A.R Ltd. In addition, Safe-T Data A.R Ltd. has one wholly-owned subsidiary, Safe-T USA Inc, which owns 100% of Chi Cooked LLC.

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

Chi Cooked LLC is a wholly-owned subsidiary of Safe-T USA Inc. Chi Cooked is incorporated in the State of Illinois, and is engaged in the field of IPPN services.

D.	Property, Plant and Equipment

Our headquarters are located at 8 Abba Eban Avenue, Herzliya, 4672526, Israel, where we currently occupy approximately 3,900 square feet. We lease our facilities and our lease ends on December 31, 2022. Our monthly rent payment is approximately NIS 28,500 (approximately $8,500). NetNut’s offices are located at 30 HaArba’a St., Tel Aviv, 6473926, Israel, where it currently occupies approximately 3,200 square feet. The current lease ends on October 20, 2023, and the monthly rent is approximately NIS 38,000 ($11,500). We also rent small spaces of 200 square feet in Short Hills, New Jersey, for our U.S. team needs. The monthly rent payment for the New Jersey space is approximately $1,400, the lease ends in April 2021 and we intend to renew the lease for additional year.

We believe that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the IASB. Our discussion and analysis for the year ended December 31, 2019 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020.

Our Business Model

We generate revenue from sales of our ZoneZero™ and SFA families of secure access solutions – perpetual or subscribed licenses of our products, and related services. Also, we generate Software-as-a-Service, or SaaS, revenues from our SIA solution and from product maintenance and customer support.

Our product license revenue consists primarily of revenue generated from the sale of our main products – ZoneZero™ and SFA. We offer this portfolio as a complete suit to protect customers’ data, services and networks from internal and external threats, such as unauthorized access to data, services and networks, as well as data-related threats that include data exfiltration, leakage, malware, ransomware and fraud. We also offer each of the products for sale as a stand-alone solution for customers that are seeking protection for a certain aspect of their network.

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

Maintenance and support service renewals from the ZoneZero™, SFA and Secure Data Exchange products are usually 15%-25% of the perpetual license price, depending mainly on the supporting hours and response times, and are important, as they represent, like subscription renewals, steady and visible cash flow growth.

Our average renewal rate for subscriptions of maintenance and support contracts in the SDE product line is decreasing as we decided to stop developing this product and stop actively selling it. With respect to our ZoneZero™ products that were launched during 2020, we expect to have high renewal rates in the future due to the significant value we believe the new ZoneZero™ and SFA products add to the customers’ information security. In addition to our efforts to ensure customer satisfaction, in order to grow our business, we intend to also focus on generating revenue from new customers, ideally medium to large organizations.

SaaS revenues are generated when customers are subscribing to our NetNut or Chi Cooked’s IPPN solution which we refer to as our IPPN service, from the two companies’ websites, and paying for the bandwidth package they choose. The packages are usually for the earlier of one day to two months or maximum bandwidth usage. Our revenue is recognized on a straight-line basis over the package period or the date when the package is fully consumed.

Recently we have started to market an on-premise solution of our IPPN service (proxy-in-a-box), for customers who wish to deploy and maintain the proxy network by themselves. The revenues from selling such solutions are recognized upon delivery of the system to the customer.

We also generate minor revenues from other services, such as implementation services or product development services requested by our customers to enhance the security of specific processes or applications. The services to the customer can be provided by either specific product developments or support/implementation services, which are provided at the customer’s premises.

Key Business Metric

We monitor the key business metric set forth below to help us evaluate and establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. Our key business metric is Non-IFRS net loss.

Non-IFRS net loss. This is a non-IFRS financial measure that we define as a loss which excludes: (i) amortization of intangible assets as well as impairment losses of intangible assets and goodwill related to acquisitions; (ii) share-based compensation expenses; (iii) issuance and acquisition expenses in connection with the acquisitions of NetNut and Chi Cooked and with capital issuances including payments made in consideration for a waiver of certain Most Favored Nation Rights with respect to a public offering of our ADSs on November 5, 2019; and (iv) financial income/expenses resulting from the valuation of convertible debentures or warrants to purchase Ordinary Shares and the measurement of contingent consideration with respect to the NetNut and Chi Cooked acquisitions. Due to accounting standards, we are required to record non-cash expenses and non-core expenses, such as issuance expenses and contingent consideration measurement, which have a material effect on our profitability.

We believe that this non-IFRS financial measure is useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expenses, and because they exclude non-core cash expenditures such as the expenses mentioned above, that do not reflect the performance of our core business. The following tables show the reconciled effect of the non-cash expenses/income on our net loss for the years ended December 31, 2020 and 2019:

	December 31,
U.S. dollars in thousands	2020	2019
Net loss for the year	7,845	12,998
Amortization and impairment of intangible assets and goodwill	3,781	2,105
Share-based compensation	742	454
Issuance and acquisition expenses	156	790
Finance liabilities at fair value, including measurement of contingent consideration	(2,987)	2,596
Total adjustment	1,692	5,945
Non-IFRS net loss	6,153	7,053

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

Factors Affecting our Performance

Market Adoption. We rely on market education to raise awareness of today’s next-generation cyber-attacks, articulate the need for our ZoneZero™ solutions and, in particular, the reasons to purchase our products. In addition, our IPPN solution relies on businesses requiring gathering data over the Internet using residential and Data Center IP addresses from various localities around the world.

Our prospective customers often do not have a specific portion of their IT budgets allocated for products that address the next generation of advanced cyber-attacks or IPPN solutions. We invest in sales and marketing efforts to increase market awareness, educate prospective customers and drive the adoption of our solution. We believe that we will need to invest additional resources in targeted international markets to drive awareness and market adoption. The degree to which prospective customers recognize the mission critical need for next-generation protection solutions against threats, and subsequently allocate budgets for our platform, will drive our ability to acquire new customers, increase renewals and follow-on sales opportunities, which, in turn, will affect our future financial performance.

Sales Productivity and Cycles. Our sales organization consists of an indirect channel sales teams to support our channel partner sales, and sales engineers to support the sales teams and partner sales teams. We utilize a direct-touch sales model whereby we work with our channel partners to secure prospects, convert prospects to customers, and pursue follow-on sales opportunities. To date, we have on the Zero Trust Access business line primarily targeted mid and large enterprises as well as government customers, that typically operate sales cycles ranging from three to nine months.

Our growth strategy is based on investment in building international indirect sales and marketing channels. Newly appointed distributors and resellers will require several months to establish prospect relationships and drive overall sales productivity. In addition, sales teams in international regions will face local markets that are not necessarily aware or educated with respect to advanced security threats that our solutions address. All of these factors will influence the timing and overall levels of sales productivity, impacting the rate at which we will be able to convert prospects into sales and drive revenue growth.

Follow-On Sales. Following an initial sale to a new customer, we focus on expanding our relationship with such customer, through the respective channel partner, to promote the sale of additional and complementary products, subscriptions and services. Our revenue growth depends partially on our customers making additional or repeated purchases of our solutions. Sales to our existing customer-base can take the form of incremental sales of subscriptions and services, either to deploy our solutions into additional parts of their network or to protect additional threat vectors. The opportunity to expand our customer relationships through follow-on sales will increase as we add new customers, broaden our product portfolio to support more threat vectors, increase network performance and enhance functionality. Follow-on sales lead to increased revenue over the lifecycle of a customer relationship and can increase the return on our sales and marketing investments.

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

Cost of Revenues

Our total cost of revenue consists mainly of payments to ISPs and servers’ costs related to our Secure Internet Access solution, as well as personnel costs associated with our operations and global customer support, including salaries, benefits, bonuses and share-based compensation. Overhead costs consist of certain facilities, depreciation, benefits and IT costs. The personnel consist of post-sales engineers who assist our customers with installations and implementation, as well as other professional services on-site, such as support teams that provide our customers with on-line support according to the customer’s contract.

Cost of revenue may also include the cost of third-party products that may be sold to our customers as a standalone product which integrates with our solution. Cost of revenue also includes amortization of intangible assets purchased by the Company, Safe-T Data and Safe-T US in February 2013, July 2018, June 2019 and December 2020.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our products and services, the mix of products sold including third parties’ products, the costs related to our Secure Internet Access solution and the personnel costs involved in the generation of the revenue. We expect our gross margins to increase over time as revenues continue to grow, subject to the factors described above.

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

●	Research and development. Research and development expenses consist primarily of personnel costs and allocated overhead, as well as the costs of subcontractors assisting our research and development team. We expect research and development expenses to continue to increase in absolute dollars as we continue to invest in our research and product development efforts to enhance our product capabilities, address new threat vectors and access new customer markets.

●	Sales and marketing. Sales and marketing expenses consist primarily of personnel costs, incentive commission costs and allocated overhead. We expense commission costs as incurred. Sales and marketing expenses also includes costs for market development programs, promotions and other marketing activities, travel, and outside consulting costs. We expect sales and marketing expenses to continue to increase in absolute dollars as we increase the size of our sales and marketing activities and expand our international sales and marketing operations.

●	General and administrative. General and administrative expenses consist mainly of personnel costs, professional services and allocated overhead. General and administrative personnel include our executive, finance, legal, human resources and administration. Professional services included in our general and administrative expenses consist primarily of legal, auditing, accounting and other consulting costs. We expect general and administrative expenses to continue to increase in absolute dollars, and expect to continue to incur additional general and administrative expenses as we grow our operations and comply with public company regulations, including higher legal, corporate insurance, and accounting expenses.

Finance Expense/Income

Finance expense/income consists primarily of the changes in financial liabilities at fair value through profit or loss as well as exchange rate differences. Our financial liabilities at fair value through profit or loss in our consolidated statement of financial position consist of derivative financial instruments and liability in respect of convertible debentures (through April 2020) and anti-dilution feature which were re-measured to fair value with the corresponding change recorded as finance expense or finance income. We report our financial results in dollars and most of our revenues are recorded in dollars, while substantially all of the research and development expenses, as well as a portion of our cost of revenues, sales and marketing and general and administrative expenses are incurred in NIS. As a result, we are exposed to fluctuations in exchange rates which affect our finance expense or finance income.

Comparison of the year ended December 31, 2020 to the year ended December 31, 2019

Results of Operations

	Year ended December 31,
U.S. dollars in thousands	2020	2019
Consolidated Statements of Profit or Loss
Revenues	4,886	3,284
Cost of revenues	2,499	1,889
Gross profit	2,387	1,395
Research and development expenses	2,202	2,485
Selling and marketing expenses	4,215	3,783
General and administrative expenses	4,197	3,757
Impairment of goodwill	2,759	1,002
Contingent consideration measurement	345	159
Operating loss	(11,331)	(9,791)
Financial income (expenses), net	3,240	(3,184)
Loss before taxes on income	(8,091)	(12,975)
Tax benefit (taxes on income)	246	(23)
Net loss for the year	(7,845)	(12,998)

Revenues

The following table summarizes our revenues through types for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2020	2019
Revenues from IPPN services	3,839	1,976
Revenues from licenses	447	625
Revenues from provision of maintenance & support services	587	655
Revenues from provision of other services	13	28
Total Revenues	4,886	3,284

Our revenues for the year ended December 31, 2020 amounted to $4,886,000, representing an increase of $1,602,000 or 49%, compared to $3,284,000 for the year ended December 31, 2019. The increase is mainly attributed to the $3,839,000 of IPPN services revenues generated by NetNut, compared to $1,976,000 of IPPN services in 2019, starting from its acquisition on June 12, 2019, offset by $261,000 or a 29% decrease in revenues from sales of the legacy SDE product as part of our strategic plan to focus on the SDP market with our Zero Trust solutions.

Revenues generated in North America constituted 38% of the total revenues for 2020, while revenues generated in Israel constituted 20% and revenues generated in the rest of the world constituted 42%, compared to 43%, 33% and 24%, respectively, during 2019.

Cost of Revenues

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2020	2019
Cost of internet services providers	973	360
Cost of networks and servers	129	88
Payroll, related expenses and share-based payment	262	237
Depreciation, amortization and impairment of intangible assets	1,084	1,133
Other	51	71
Total cost of revenues	2,499	1,889
Gross profit	2,387	1,395
Gross profit %	49%	42%

Our cost of revenues for the year ended December 31, 2020 amounted to $2,499,000, representing an increase of $610,000 or 32%, compared to $1,889,000, for the year ended December 31, 2019. The increase is primarily attributed to the consolidation of the IPPN services cost of revenues for the whole year 2020 ($1,149,000) as well as amortization of NetNut’s intangible assets ($1,032,000), compared to 2019 consolidation of the IPPN services costs which started only from NetNut’s acquisition date on June 12, 2019 and amounted to $529,000 and the respective amortization of the intangible assets during 2019 which summed to $569,000. The increase was partially offset by a decrease of costs resulting from the streamlining of support and post sales teams in Safe-T Data and the goodwill impairment of the SDE product in 2019.

Gross Profit

As a result of a higher increase in revenues compared to cost of revenues, gross profit grew by $992,000 representing a 71% increase during 2020, compared to gross profit in 2019.

Research and Development Expenses, net

The following table summarizes our research and development costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2020	2019
Payroll, related expenses and share-based payment	1,123	1,489
Subcontractors	911	668
Other	168	328
Total Research and development expenses	2,202	2,485

Our research and development costs for the year ended December 31, 2020 amounted to $2,202,000, representing a decrease of $283,000 or 11%, compared to $2,485,000 for the year ended December 31, 2019. Salary costs were reduced due to ceasing of SDE solution development, such that total development costs on the cyber security business dropped from $1,415,000 in 2019 to $596,000 in 2020. These reduced costs were partially offset by the consolidation of NetNut’s development work force and contractors for the whole year 2020 as well as an extension of its IPPN solutions activity (a total of $824,000) compared to consolidation in 2019 only since the acquisition date of June 12, 2019 ($266,000). In addition, cost of overhead research and development expenses was reduced due to scale down of SDE related development team by $184,000 in 2020 compared to 2019, resulting in $76,000.

Sales and Marketing Expenses

The following table summarizes our sales and marketing costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2020	2019
Payroll, related expenses and share-based payment	2,308	2,187
Professional fees	461	363
Marketing	440	452
Selling commissions	692	378
Other	314	403
Total selling and marketing expenses	4,215	3,783

Our sales and marketing expenses totaled $4,215,000 for the year ended December 31, 2020, an increase of $432,000 or 11%, compared to $3,783,000 for the year ended December 31, 2019. Selling commissions increased by $314,000 due to the consolidation of NetNut’s sales for the whole year 2020 ($692,000) compared to consolidation in 2019 only since the acquisition date of June 12, 2019 ($378,000). Also, there was a $119,000 increase in share-based compensation due to larger non-cash incentives to our sales force.

General and Administrative Expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2020	2019
Payroll, related expenses and share-based payment	1,456	1,234
Professional fees including share-based payment	2,184	2,018
Office expenses & other	557	505
Total general and administration expenses	4,197	3,757

Our general and administrative expenses totaled $4,197,000 for the year ended December 31, 2020, an increase of $440,000 or 12%, compared to $3,757,000 for the year ended December 31, 2019. The increase was mainly attributed to a $292,000 increase in salaries as a result of the full consolidation of NetNut’s financials compared to the partial 2019 consolidation, as well as increased salary and benefits. Professional fees increased by $166,000 due to the full consolidation of NetNut and costs related to financing activities.

Impairment of Goodwill and Contingent Consideration Measurement

We recorded in 2020 and 2019 impairment losses at the amounts of $2,759,000 and $1,002,000, respectively, related to the IPPN services segment. The amount for 2019 also includes amounts related to an impairment loss attributed to the cyber security segment. Also, we recorded expenses of $345,000 and $159,000 for 2020 and 2019, respectively, resulting from the adjustment of the contingent consideration to NetNut’s former shareholders, compared to the amount that was evaluated on the date of acquisition closing.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2020 was $11,331,000, compared to an operating loss of $9,791,000 in the year ended December 31, 2019.

Financial Expense, net

We had net financial income of $3,240,000 for the year ended December 31, 2020, compared to net financial expense of $3,184,000 for the year ended December 31, 2019. The change is mainly related to changes in financial liabilities at fair value such as derivative instruments, resulting from the conversion of all convertible debentures (through April 2020) and a lower share price as of December 31, 2020 compared to December 31, 2019 which reduced the recorded accounting liability of warrants.

Taxes on income

We had a tax benefit of $246,000 for the year ended December 31, 2020 stemming from the reduction of deferred tax liabilities from the NetNut acquisition, compared to taxes on income of $23,000 for the year ended December 31, 2019.

Net loss for the year

As a result of the foregoing, our net loss for the year ended December 31, 2020 was $7,845,000, compared to a loss of $12,998,000 during the year ended December 31, 2019.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2020 included elsewhere in this annual report in Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Going Concern

We have a shareholders’ equity of $16,216,000 as of December 31, 2020, and negative operating cash flows in recent years. We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Our plans to reduce the going concern risk include the continued commercialization of our products, maintaining cost efficiency and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

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

Accounting for software as a service

Our revenues from our renewable short-period (up to 3 months) contracts with our customers are recognized ratably over the respective contract periods, since the customers consume benefits from these services. Costs to obtain a contract are expensed as incurred since commissions payable upon renewals are commensurate with the initial commission.

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

Impairment reviews of the cash-generating-unit (“CGU”) to which goodwill was allocated are undertaken annually and whenever there is any indication of impairment of a CGU. The carrying amount of our assets, including goodwill, is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets at the following order: first to reduce the carrying amount of any goodwill allocated to a CGU and subsequently to the remaining assets we have, which fall within the scope of the IAS 36, “Impairment of Assets,” on a proportionate basis based on the carrying amount of each of our assets.

Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed.

Classification of financial liabilities

We adopted the amendment to IAS 1. Accordingly, we classify in the statement of financial position convertible debentures (through April 2020) and derivative financial instruments as part of current liabilities based on the rights that exist at the end of the reporting period including the right to convert into equity. The amendment was applied retrospectively and as a result we reclassified derivative financial instruments presented in comparative periods to current liabilities.

Financial liabilities at fair value

We designated the convertible debentures we had until April 2020 as a financial liability at fair value through profit or loss, given the conversion option derivative embedded in such instrument. Changes in our own credit risk from the date of initial recognition were negligible. The convertible debentures were measured at fair value as reflected in a valuation carried out as of the date of the transaction, and were adjusted until totally converted or returned on April 2020, to reflect the difference between the fair value at initial recognition and the transaction price (“Day 1 Loss”). Changes were recorded to profit or loss on a periodic basis while unrecognized Day 1 Loss was amortized over the contractual life of each instrument.

We account for contingent consideration as financial liability at fair value through profit or loss. The contingent consideration is measured at fair value as reflected in a valuation carried out as of the date of the transaction. Changes are recorded to profit or loss on a periodic basis.

Unrecognized Day 1 Loss

A financial liability, in which upon initial recognition the transaction price is different than its fair value is initially recognized at fair value, adjusted to reflect the Day 1 Loss. After initial recognition, the unrecognized Day 1 Loss of the said financial liability is amortized over the contractual life of each financial liability. Upon conversion or exercise of convertible debentures or warrants for which an unrecognized Day 1 Loss exists, the carrying amounts were classified to equity.

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

5.B	Liquidity and Capital Resources

Overview

As of March 17, 2021, our cash and cash equivalents of approximately $21.8 million were held for working capital, capital expenditures, investment in technology and business acquisition purposes. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern.

	December 31,
U.S. dollars in thousands	2020	2019
Net cash used in operating activities	(6,612)	(6,733)

Net cash used in investing activities	(1,189)	(5,596)

Net cash provided by financing activities	14,710	13,112

Exchange rate differences	(233)	(159)

Net increase in cash and cash equivalents	6,676	624

During the year ended December 31, 2020, net cash used in operating activities was $6,612,000, primarily attributed to operational costs which exceeded cash flows from customers’ payments. The decrease of $121,000 compared to $6,733,000 used in operating activities during the year ended December 31, 2019, is attributed to increased sales, offset by increased costs, both resulting primarily from the full consolidation of NetNut’s operations, compared to financial consolidation in 2019 only from the acquisition date on June 12, 2019.

Cash Flows Used in Investing Activities

During the year ended December 31, 2020, net cash used in investing activities was $1,189,000, compared to net cash used in investing activities of $5,596,000 during the year ended December 31, 2019. The decrease is attributed mainly to the acquisition of NetNut in 2019, compared to a lower amount that was invested in the acquisition of Chi Cooked LLC in 2020.

On April 4, 2019, we entered into the Share and Asset Purchase Agreement with NetNut, pursuant to which we acquired 100% of the fully diluted share capital of NetNut, a private Israeli company engaged in the business IPPN solution industry, and certain assets of DiViNetworks Ltd., or DiVi, NetNut’s former controlling shareholder which assets are required for the ongoing operations of NetNut, in exchange to a total consideration of $9,700,000 upon the deal closing (including equity payments in the amount of approximately $3,900,000 and contingent consideration based on certain milestones. See “Item 10.C. Material Contracts - NetNut Acquisition” for additional information.

On December 8, 2020, we entered into an Equity Purchase Agreement with Chi Cooked LLC and its sole shareholder, pursuant to which the Company acquired all (100%) of the outstanding share capital, or the Purchased Shares, of Chi Cooked LLC, a private U.S. company, based in Illinois, specializing in cloud-based global IPPN services, or Chi Cooked in exchange to a cash payment of approximately $1,050,000 and a future earn out payment based Chi Cooked’s financial results for the year 2021. See “Item 10.C. Material Contracts— Chi Cooked Acquisition” for additional information.

Cash Flows Received from Financing Activities

During the year ended December 31, 2020, net cash provided by financing activities was $14,710,000, primarily attributed to net proceeds from public and private offerings, as well as proceeds from the exercise of warrants, in the aggregate amount of $17,128,000, which was slightly offset by the contingent consideration payment of $1,600,000 from the NetNut acquisition and debenture repayment in the amount of $680,000.

During the year ended December 31, 2019, net cash provided by financing activities was $13,112,000, primarily attributed to net proceeds from public and private offerings as well as proceeds from the issuance of convertible debentures, in the amount of $13,728,000.

Between April and December 2019, we raised approximately $8,232,000 through the issuance of convertible debentures and warrants to purchase our ADSs, in a series of private placements. See “Item 10.C. Material Contracts—April 2019 Financing and Related Matters” for additional information.

On November 1, 2019, pursuant to an underwriting agreement with A.G.P./Alliance Global Partners, as the underwriters for a public offering of our ADSs that were offered pursuant to a registration statement on Form F-1 (No. 333-233976), we issued (a) 121,400 units, with each unit consisting of (i) one ADS, and (ii) a warrant to purchase one and one-half ADSs, and (b) 368,500 pre-funded units, with each pre-funded unit consisting of a pre-funded warrant to purchase one ADS and a warrant. The net proceeds to us from the sale of the units were approximately $3,500,000.

On December 26, 2019, pursuant to a securities purchase agreement with respect to a registered direct offering pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333- 235367), we issued to certain accredited investors (i) 269,272 ADSs at a purchase price of $3.15 per ADS, and (ii) 260,281 pre-funded warrants each to purchase one ADS at a price of $3.15 each, including the Pre-Funded Warrant exercise price of $0.001 per full ADS. Additionally, in a concurrent private placement, we issued to the investors unregistered warrants to purchase an aggregate of 529,553 ADSs at an exercise price of $3.30 per ADS. The net proceeds to us from the sale of the securities were approximately $1,667,000.

On April 3, 2020, pursuant to a securities purchase agreement with respect to a registered direct offering pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-235367), we issued to certain accredited investors 450,000 ADSs at a purchase price of $1.60 per ADS. The net proceeds to us from the sale of the securities were approximately $650,000.

On April 23, 2020, pursuant to an underwriting agreement with A.G.P./Alliance Global Partners, as the underwriters for a public offering of our ADSs that were offered pursuant to a registration statement on Form F-1 (No. 333-237629), we issued (a) 858,600 units at a price of $1.10 per unit, with each unit consisting of (i) one ADS, and (ii) a warrant to purchase one ADS, and (b) 6,777,500 pre-funded units, with each pre-funded unit consisting of a pre-funded warrant to purchase one ADS and a warrant, at a price per unit of $1.10, including an exercise price of $0.001. The net proceeds to us from the sale of the units were approximately $7,300,000.

During 2020, we also raised approximately $3,700,000 from the exercise of the warrants issued under the April 23, 2020 public offering.

On July 20, 2020, pursuant to a securities purchase agreement with respect to a registered direct offering pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-235367), we issued (a) 3,075,000 ADSs at a purchase price of $1.40 per ADS and (b) 1,145,000 pre-funded warrants at a purchase price of $1.40 per warrant, including an exercise price of $0.001 per warrant. The net proceeds to us from the sale of the securities were approximately $5,500,000.

On February 16, 2021, pursuant to a securities purchase agreement with respect to a registered direct offering pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-235367), we issued (a) 4,615,000 ADSs at a purchase price of $2.00 per ADS and (b) 260,000 pre-funded warrants at a purchase price of $2.00 per warrant, including an exercise price of $0.001 per warrant. The net proceeds to us from the sale of the securities were approximately $9,350,000.

 Change in cash and cash equivalents

As a result of the foregoing, our cash and cash equivalents increased in the amount of $6,676,000 during the year ended December 31, 2020, compared to an increase in the amount of $624,000 during the year ended December 31, 2019.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares. We have incurred losses and generated negative cash flows from operations since Safe-T Data’s inception in February 2013.

As of March 17, 2021, our cash and cash equivalents, including short-term bank deposits, were approximately $21.8 million. We expect that our current resources will be sufficient to meet our anticipated cash needs for at least the next 12 months; however, we expect that we will require additional substantial capital to continue the development of, and to commercialize, our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

5.C	Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2020 to the year ended December 31, 2019— Research and Development Expenses, net.”

5.D	Trend Information

The COVID-19 pandemic has impacted companies in Israel and around the world, and as its trajectory remains highly uncertain, we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– We face business disruption and related risks resulting from the COVID-19 pandemic, which could impact our business and results of operations.”

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.F	Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2020:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases:
Facility	646	263	383	-	-
Motor vehicles	130	62	68	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this on annual report in Form 20-F:

Name	Age	Position

Chen Katz	49	Chairman of the Board of Directors

Shachar Daniel	43	Chief Executive Officer, Director

Shai Avnit	56	Chief Financial Officer

Amir Mizhar	46	President, Chief Software Architect, Director

Eitan Bremler	43	Vice President, Corporate Development

Avi Rubinstein	55	Chief Business Officer

Barak Avitbul	48	Chief Executive Officer, NetNut Ltd.

Dafna Lipowicz	46	Vice President, Human Resources

Yehuda Halfon	42	Director (1)(2)(3)(4)(5)

Rakefet Remigolski	49	Director (1)(2)(4)(5)

Moshe Tal	60	Director (1)(2)(3)(4)(5)

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee and Financial Statements Examination Committee

(3)	External Director (as defined under Israeli law)

(4)	Independent Director (as defined under Israeli law)

(5)	Independent Director (as defined under Nasdaq Stock Market rules)

Chen Katz, Chairman of the Board of Directors

Mr. Chen Katz has served as our Chairman of the Board of Directors since January 2019. Mr. Katz currently resides on the board of Nanomed Technologies Ltd. and Nicast Ltd., where he serves as the chairman, Aminach Furniture and Mattresses Industry Ltd., CompuLap Ltd., NCK Capital Ltd and RapiDx Ltd. Between 2006 and 2020, Mr. Katz served as the chief executive officer of TechnoPlus Ventures Ltd. (TASE: TNPV), an Israeli investment firm. From 2010 to 2018, Mr. Katz served on the board of directors of D-Led Illumination Technologies Ltd. Mr. Katz is a member of the Israel Bar Association. Mr. Katz holds a European Master-in-Law and Economics (EMLE) from the Complutense University of Madrid and an LL.B. from the University of Haifa.

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

Eitan Bremler, Vice President, Corporate Development

Mr. Eitan Bremler is one of our co-founders and served as our Vice President, Product Management from June 2016 through 2018 and in January 2019 was appointed as our Vice President, Technology, and as the Vice President, Product Management of Safe-T Data since 2014. In March 2020, he was appointed as our Vice President of Corporate Development. Mr. Bremler has more than 18 years of experience in marketing, product marketing and product management roles. From 2001 to 2012, Mr. Bremler held multiple product management and product marketing positions at Radware Ltd. (Nasdaq: RDWR) and Radvision Ltd., an Avaya company. Prior to that, he served as an officer in the Israeli Intelligence Corps, Unit 8200. Mr. Bremler has diverse technological, field engineering, product management and marketing experience including design, implementation and launching networking, collaboration, and security solutions. Mr. Bremler holds a B.A. in Business Administration from the Ono Academic College in Israel.

Barak Avitbul, Chief Executive Officer, NetNut Ltd.

Mr. Barak Avitbul is the chief executive officer of NetNut Ltd., and has been a member of senior management since the completion of the acquisition of NetNut in June 2019. Mr. Avitbul brings to NetNut over twelve years of experience in entrepreneurship, product development and business development. In the last few years Mr. Avitbul founded and led several successful Internet and software companies among them DiVi, where he built global Network optimization as a service operation in over fifty countries around the world and was the first Israeli company to raise investment from the World Bank. Before founding DiVi, Mr. Avitbul founded Key2Peer, a provider of anti-piracy and promotional services for the P2P market, leading it to a net profit in less than twelve months. Prior to that, Mr. Avitbul served as a consultant for several premier technology companies in diverse sectors, among them Rosetta Genomics (NASDAQ:ROSG), where he served as the head of algorithm research. Mr. Avitbul also served as Director of research and development at iMDsoft, playing an instrumental role in creating and launching successful products in the healthcare clinical information management market. Mr. Avitbul holds an L.L.B in Law and B.Sc. in Computer Science, both from Tel Aviv University.

Avi Rubinstein, Chief Business Officer

Mr. Avi Rubinstein has served as our Chief Business Officer since February 2020. Prior to joining Safe-T, Mr. Rubinstein co-founded Inpedio BV, a provider of cyber solutions and served as its chief executive officer between 2016 and 2019. After serving as co-founder of Ectel Ltd., and general manager of Ectel US Inc. he led Ectel’s IPO in Nasdaq in 1999 and was the co-founder of StorWiz in 2004, which was acquired by IBM in 2010. He also was the co-founder and chief executive officer of VideoCodes in 2004, which was acquired by Thompson in 2008. In addition, Mr. Rubinstein served as Vice President Product Marketing and Business Development of Nice Systems (NASDAQ: NICE) and participated in the 2014-2015 turn-around of its Intelligence Division, which transformed into a cyber player and was thereafter acquired by Elbit Systems Ltd. (TASE & NASDAQ: ESLT) in 2015. Mr. Rubinstein also served as an advisory board member for Safe-T and CyberX (cyber defense for critical infrastructure) since 2014.

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

Yehuda Halfon, External Director

Mr. Yehuda Halfon has served on our board of directors since March 2016. He was appointed for a first three-year term as an external director on March 27, 2016 and a second three-year term commencing in May 2019. Since 2009, Mr. Halfon had served as the chief executive officer at Cooperica Property Ltd., which owns and manages real estate properties in Israel. In addition, and since 2010, Mr. Halfon has served as the chief financial officer of Local Developing Germany GmbH, which owns a large portfolio of residential assets in Germany. Mr. Halfon holds a B.A. in Accounting & Economics from the Hebrew University in Jerusalem and an M.B.A from the Open University of Israel. Mr. Halfon is a certified public accountant in Israel.

Rakefet Remigolski, Director

Ms. Rakefet Remigolski has served on our Board of Directors since September 2020. Since 2018, Ms. Remigolski has served as Chief Finance Officer at Arazim Investments Ltd., an Israeli real-estate company publicly traded on the Tel Aviv Stock Exchange. Between 2015 and 2020, Ms. Remigolski served as a director and head of the audit committee at the Israeli National Sport Center, Tel Aviv. Since 2008, Ms. Remigolski has taught advanced courses in financial accounting at the Interdisciplinary Center in Herzliya, Israel. Between 1995 and 2019, Ms. Remigolski taught advanced courses in financial accounting at the College of Management Academic Studies in Israel. Ms. Remigolski holds a B.A. in Business and an M.B.A. (Cum Laude) with a major in finance and accountancy, both from the College of Management Academic Studies in Israel. Ms. Remigolski is a certified public accountant and is a member of the Institute of Certified Public Accountants in Israel.

Moshe Tal, External Director

Mr. Moshe Tal has served on our board of directors since May 2019. Mr. Tal serves as a partner with Shtainmetz Aminoach & Co. accounting, a CPA (Isr.) Israeli Certified Public Accountant, Investment and Consulting firm 2011. Mr. Tal is also a lecturer at the College of Management, Academic Studies and Department of Accounting at the Interdisciplinary Center in Herzliya. Mr. Tal served in the Israeli tax Authority for 13 years and has vast experience with tax regulations and laws, both in Israel and outside of Israel. Between 2011 and 2013, Mr. Tal served as a director of Dash Ipax Holdings Ltd. and from 2010 until 2018 as a director at Netz Group Ltd. Mr. Tal is a certified Israeli public accountant.

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

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2020. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2020. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.4424 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2020.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation*
All directors and senior management as a group, consisting of 13 persons**	$1,983	$134	$330

*	Resulting from options to purchase an aggregate of 57,031,751 Ordinary Shares granted to all directors and senior management as a group, at exercise prices between $0.04 and $7.97 per share with expiration dates between May 13, 2024 and September 15, 2030.

**	Includes Mr. Lior Vider, an independent director whose term of office expired in September 2020 and Mr. Eylon Geda, a director whose term of office expired in September 2020.

In accordance with the Companies Law, the table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2020.

Annual Compensation- in thousands of USD

Executive Officer	Salary, Fees and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation		Total
Shachar Daniel	$404	41	44	(1)	$489

Barak Avitbul	$434	-	41	(2)	$475

Amir Mizhar	$258	-	61	(3)	$319

Chen Katz	$291	-	22	(4)	$313

Shai Avnit	$172	31	41	(5)	$244

(1)	Resulting from options to purchase an aggregate of 10,820,592 Ordinary Shares, at exercise prices ranges between $0.04 to $7.97 with expiration dates between May 13, 2024 and September 15, 2030.

(2)	Resulting from options to purchase an aggregate of 5,400,000 Ordinary Shares, at an exercise price of $0.04 with an expiration date on August 2, 2030.

(3)	Resulting from options to purchase an aggregate of 15,000,000 Ordinary Shares, at an exercise price of $0.04 with an expiration date on August 2, 2030.

(4)	Resulting from options to purchase an aggregate of 5,400,000 Ordinary Shares, at an exercise price of $0.04 with an expiration date on August 2, 2030.

(5)	Resulting from options to purchase an aggregate of 5,405,267 Ordinary Shares, at exercise prices ranges between $0.04 to $7.97 with expiration dates between May 13, 2024 and August 2, 2030.

Employment and Services Agreements with Executive Officers

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officer’s insurance, subject to certain exclusions. Members of our senior management may be eligible for bonuses. Generally, such bonuses are in accordance with our compensation policy and are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer.

For a description of the terms of our options and option plans, see “Item 6.E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his directorship with our company.

C.	Board Practices

Introduction

Our board of directors presently consists of six members, including two external directors required to be appointed under the Companies Law. We believe that Mr. Moshe Tal, Mr. Yehuda Halfon and Ms. Rakefet Remigolski are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members (including external directors) shall be set by our board of directors provided that it will consist of not less than three and not more than twelve. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer and all other executive officers are appointed by, and serve at the discretion of, our board of directors, subject to the employment or services agreement that we have entered into with them. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Mr. Moshe Tal, appointed for a first three-year term as an external director on May 23, 2019 and Mr. Yehuda Halfon, appointed for a second three-year term as an external director on May 23, 2019. The terms of service of both of our external directors will expire on May 22, 2022.

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

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined the occurrence of circumstances allow such dismissal, at the same Special Majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

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

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law. Our audit committee is comprised of Mr. Moshe Tal, Mr. Yehuda Halfon and Ms. Rakefet Remigolski.

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

As noted above, the members of our audit committee include Mr. Moshe Tal (the chairman) and Mr. Yehuda Halfon who are external directors, and Ms. Rakefet Remigolski, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Financial Statements Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statements examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. Our financial statements examination committee is comprised of Mr. Moshe Tal, Mr. Yehuda Halfon and Ms. Rakefet Remigolski. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of our financial statements’ examination committee.

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

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Moshe Tal, Mr. Yehuda Halfon and Ms. Rakefet Remigolski. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a Special Majority (see “—Approval of Related Party Transactions under Israeli Law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Our compensation policy was approved by our shareholders on May 8, 2016, and amendments thereto were approved by our shareholders on August 8, 2017, September 26, 2019, and September 15, 2020.

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

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors’ periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

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

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

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

As noted above, the members of our compensation committee include Mr. Moshe Tal, Mr. Yehuda Halfon and Ms. Rakefet Remigolski, each of whom is “independent,” as such term is defined under Nasdaq rules. Mr. Moshe Tal serves as the chairman of our compensation committee.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $10 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of $182,500, which expires on August 14, 2021 as well as Public Offering of Securities Insurance (POSI) providing a total coverage of $10 million for the benefit of all of our directors and officers, and covering a public offerings of our securities on Nasdaq in August 2018, in respect of which we paid a seven-year premium of approximately $120,000, which expires on August 21, 2025.

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

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officer’s insurance.

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

On December 31, 2018, we had 36 full-time employees and fully dedicated consultants and 4 part-time employees and consultants. On December 31, 2019, we had 41 full-time employees and fully dedicated consultants and 4 part-time employees and consultants.

As of December 31, 2020, we had six senior management positions on a full-time basis and one executive on part-time basis. All are engaged as employees with the exception of two consultants. In addition to our senior management, we had world-wide 56 employees and consultants, on full and part time basis.

As of December 31, 2020, the majority of our employees and consultants were located in Israel, while 15 employees and consultants were located in Ukraine, United States, Spain, Germany, Turkey and India. None of our employees is represented by labor unions or covered by collective bargaining agreements.

E.	Share Ownership.

The following table lists as of March 21, 2021, the number of our shares beneficially owned by each of our directors, our executive officers and our directors and executive officers as a group:

	No. of Shares Beneficially Owned(1)	Percentage Owned(2)
Chen Katz (3)	1,350,000	*
Shachar Daniel (4)	2,720,592	*
Barak Avitbul (5)	1,408,957	*
Shai Avnit (6)	1,355,267	*
Eitan Bremler (7)	1,355,892	*
Rakefet Remigolski (8)	262,500	*
Yehuda Halfon (9)	262,500	*
Dafna Lipowicz (10)	262,500	*
Amir Mizhar (11)	4,005,796	*
Avi Rubinstein (12)	1,550,000	*
Moshe Tal (13)	262,500	*
All directors and senior management as a group (11 persons)	14,796,504	1.4%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 1,044,795,182 Ordinary Shares as issued and outstanding as of March 21, 2021.

(3)	Mr. Katz holds options to purchase 4,050,000 Ordinary Shares at an exercise price of NIS 0.151 per share that are not exercisable within 60 days. Mr. Katz’s options have expiration date of September 15, 2030.

(4)	Mr. Daniel holds options to purchase 8,100,000 Ordinary Shares at an exercise price of NIS 0.151 per share that are not exercisable within 60 days. Mr. Daniel’s options have expiration dates ranging from May 13, 2024 to September 15, 2030.

(5)	Mr. Avitbul holds options to purchase 4,050,000 Ordinary Shares at an exercise price of NIS 0.151 per share that are not exercisable within 60 days. Mr. Avitbul’s options have expiration date of August 2, 2030.

(6)	Mr. Avnit holds options to purchase 4,050,000 Ordinary Shares at an exercise price of NIS 0.151 per share that are not exercisable within 60 days. Mr. Avnit’s options have expiration dates ranging from May 13, 2024 to August 2, 2030.

(7)	Mr. Bremler holds options to purchase 4,050,000 Ordinary Shares at an exercise price of 0.151 per share that are not exercisable within 60 days. Mr. Bremler’s options have expiration dates ranging from May 13, 2024 to August 2, 2030.

(8)	Ms. Remigolski holds options to purchase 787,500 Ordinary Shares at an exercise price of 0.151 per share that are not exercisable within 60 days. Ms. Remigolski’s options have expiration date of September 15, 2030.

(9)	Mr. Halfon holds options to purchase 787,500 Ordinary Shares at an exercise price of 0.151 per share that are not exercisable within 60 days. Mr. Halfon’s options have expiration date of September 15, 2030.

(10)	Ms. Lipowicz holds options to purchase 787,500 Ordinary Shares at an exercise price of 0.151 per share that are not exercisable within 60 days. Ms. Lipowicz’s options have expiration date of August 2, 2030.

(11)	Includes 94,113 Ordinary Shares held by eTouchware 2005 Inc., a company wholly owned by Amir Mizhar. Also includes 3,750 dormant shares which do not carry any rights. In addition, Mr. Mizhar holds options to purchase 11,250,000 Ordinary Shares at an exercise price of 0.151 per share that are not exercisable within 60 days. Mr. Mizhar’s options have expiration date of September 15, 2030.

(12)	Mr. Rubinstein holds options to purchase 4,050,000 Ordinary Shares at an exercise price of 0.151 per share that are not exercisable within 60 days. Mr. Rubinstein’s options have expiration date of August 2, 2030.

(13)	Mr. Tal holds options to purchase 787,500 Ordinary Shares at an exercise price of 0.151 per share that are not exercisable within 60 days. Mr. Tal’s options have expiration date of September 15, 2030.

Stock Option Plan – Global Equity Plan

We maintain one equity incentive plan – the Safe-T Group Global Equity Plan, or the Global Equity Plan. As of March 21, 2021, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 29,134,212. In addition, options to purchase 100,478,007 Ordinary Shares were issued and outstanding, with exercise prices ranging between NIS 0.00 and NIS 139.52 (approximately $42) per share.

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

The following table presents as of March 21, 2021 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares (to whom we refer as our Major Shareholders). The data presented is based on information provided to us by the Major Shareholders or disclosed in public regulatory filings.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to, and the sole right to receive the economic benefit of ownership of, such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our Company.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percent of Class (2)
Alpha Capital Anstalt (3)	103,330,520	9.99%

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

(2)	The percentage of outstanding ordinary shares is based on 1,034,395,182 Ordinary Shares outstanding as of March 17, 2021.

(3)

Based on a Schedule 13G/A filed with the SEC on February 19, 2021, and which reflects holdings as of February 18, 2021. The address of Alpha Capital Anstalt, or Alpha, is Lettstrasse 32, FL-9490 Vaduz, Furstentums, Liechtenstein.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2020 and until March 17, 2021, there were decreases in the percentage ownership of some of our former major shareholders: (i) the entities affiliated with Anson Funds Management LP, or Anson (from 5.2% to 3.9%), and (ii) the entities affiliated with Morgan Stanley (from 5.7% to 4.0%).

Over the course of 2019, there was a decrease in the percentage ownership of the entities affiliated with Iroquois Capital Management L.L.C. (from 6.0% to 0.1%), while there were increases in the percentage ownership of Alpha (from 4.9% to 9.9%) and Anson (from 4.9% to 5.2%).

Over the course of 2018, there were decreases in the percentage ownership of some of our former major shareholders: (i) the entities affiliated with CVI Investments, Inc. (from 8.9% to 4.9%), (ii) the entities affiliated with Ayalim Mutual Funds Ltd. (from 9.5% to 8.4%), (iii) the entities affiliated with Anson (from 8.9% to 4.9%), and (iv) the entities affiliated with Alpha (from 8.4% to 4.9%).

Record Holders

The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly traded company such as ours which is listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, The Tel Aviv Stock Exchange Nominee Company Ltd. Accordingly, as of March 21, 2021, there was one shareholder of record of our Ordinary Shares, which was located in Israel. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 15, 2021, there were 76 holders of record of the ADSs on record with the Depository Trust Company.

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

Employment and Services Agreements

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors’ and officers’ insurance. Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chairman and Chief Executive Officer, all in accordance with our compensation policy. Mr. Barak Avitbul, NetNut’s chief executive officer, is entitled to certain earnout payments, as well as to certain revenue-based fee payments, as part of the NetNut acquisition.

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

See “Item 18. Financial Statements.”

Legal Proceedings

On June 11, 2020, Luminati Networks Ltd., or Luminati, filed an action alleging infringement by our wholly owned subsidiary, NetNut Ltd., of U.S. Patent Nos. 10,484,511 and 10,637,968, as well as claims of trade secret misappropriation. The action was filed in the United States District Court for the Eastern District of Texas, Marshal Division. The case is in its early stages and Luminati has not yet identified an alleged damage amount it may seek.

NetNut believes that Luminati’s complaint is without merit and intends to vigorously defend itself against this action. Nevertheless, there can be no assurance that NetNut will prevail in any legal proceedings instituted by Luminati, or that such proceedings will not have a material adverse effect on our business, financial condition or results of operations.

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

Chi Cooked Acquisition

On December 8, 2020, the Company entered into an Equity Purchase Agreement with Chi Cooked and its sole shareholder, pursuant to which the Company acquired all the Purchased Shares, of Chi Cooked.

The initial consideration paid on the closing of the transaction for the sale and purchase of the Purchased Shares was $1.1 million in cash, subject to customary post-closing adjustments, that subsequently reduced the price by $50 thousand. The consideration may be increased by an additional earn-out payment which is expected to be paid in April 2022, calculated as the excess of Chi Cooked’s 2021 revenues over $1 million, subject to an operating margin of at least 37.5%. Safe-T may decide, at its sole discretion, to pay up to 25% of the earn-out consideration in shares. As part of the transaction terms, it was agreed that Chi Cooked’s founder and former sole shareholder will continue to lead Chi Cooked’s operations as its chief executive officer.

NetNut Acquisition

On April 4, 2019, we entered into the Share and Asset Purchase Agreement with NetNut, pursuant to which we acquired 100% of the fully diluted share capital of NetNut, or the Purchased Shares, a private Israeli company engaged in the business IPPN solution industry, and certain assets of DiVi, NetNut’s former controlling shareholder which assets are required for the ongoing operations of NetNut, or the Purchased Assets, and the NetNut Transaction, respectively. The NetNut Transaction closed on June 12, 2019. In addition, following the closing of the NetNut Transaction, Mr. Barak Avitbul, NetNut’s chief executive officer and a former shareholder of NetNut, became a member of our senior management.

The Share and Asset Purchase Agreement included the following elements, as modified and amended to-date:

In consideration for the Purchased Shares, we paid NetNut’s selling shareholders an amount equal to $3,400,000. Also, for the sale, delivery, transfer and assignment of the Purchased Assets, we paid DiVi at closing an aggregate amount equal to $6,300,000, such that the total initial consideration summed to $9,700,000. Part of the consideration was paid by issuance of the Company’s Ordinary Shares.

In addition, as part of the Share and Asset Purchase Agreement it was agreed that an amount of up to $5,000,000 will be payable in contingent consideration, or the Earn-Out Amount, to the selling shareholders of NetNut subject to and upon NetNut achieving certain revenue milestones during fiscal year 2019. As a result of a commercial dispute relating to the Share and Asset Purchase Agreement, on June 25, 2020 and February 24, 2021, respectively, the Company and the selling shareholders of NetNut, or the Settling Shareholders, entered into a settlement agreement, or the Settlement Agreement, pursuant to which the parties agreed to substitute the Earn-Out Amount with an amount that shall not exceed $2,515,000. By March 21, 2021, the Company paid an aggregate amount of $2,000,000 to the Settling Shareholders, and is expected to pay by April 30, 2021 an additional amount of $515,000 as final and complete payment of the transaction contemplated by the Share and Asset Purchase Agreement.

Pursuant to the terms of the Share and Asset Purchase Agreement, because our working capital following the closing was less than zero, we were entitled to receive an adjustment amount to the Initial Shares Purchase Price on a dollar-for-dollar basis in accordance with such negative amount of working capital. Therefore, on October 2, 2019, we received an amount of $233,000 from the Escrow Amount as a result of an adjustment to the Initial Shares Purchase Price. On June 25, 2020, the parties to the Share and Asset Purchase Agreement instructed the escrow agent to hold the remaining balance of the Escrow Amount until the earlier of (i) April 30, 2021 or (ii) the receipt of a joint written notice from the parties to the Share and Asset Purchase Agreement.

April 2019 Financing and Related Matters

On April 9, 2019, we entered into a convertible loan transaction, or the April 2019 Financing, with certain institutional investors, or the Lenders, whereby we obtained a convertible loan in an aggregate amount of $6,000,000, for the issuance of convertible debentures, or the April 2019 Financing Debentures, and warrants to purchase our ADSs, or the April 2019 Financing Warrants. The Lenders had a right to purchase additional debentures on the same terms until December 4, 2019, or the Greenshoe Option, which was extended until January 4, 2020, and has now expired. Pursuant to Greenshoe Option, the Lenders purchased additional debentures in the aggregate of $2,232,000. In connection with the April 2019 Financing and the Greenshoe Option exercises, we also entered into registration rights agreements, or the Registration Rights Agreement. The April 2019 Financing Warrants currently have an exercise price per ADS of $8.00. The Warrants have a five-year term and are exercisable for cash or on a cashless basis if no resale registration statement is available for resale of the ADSs issuable upon exercise of the April 2019 Financing Warrants. The April 2019 Financing Warrants contain customary beneficial ownership blockers for the Lenders, which will prevent a Lender from acquiring a controlling block in us. The holders of the April 2019 Financing Debentures and the April 2019 Financing Warrants continue to have certain rights under the Registration Rights Agreements with respect to the ADSs received upon conversion or exercise, respectively. All of the April 2019 Financing Debentures and the debentures issued pursuant to the Greenshoe Options and any accrued interest, were converted into an aggregate of approximately 2.66 million ADSs.

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

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less.

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

The Investment Law was significantly amended several times over the recent years, with the three most significant changes effective as of April 1, 2005, or “the 2005 Amendment”, as of January 1, 2011, or “the 2011 Amendment”, and as of January 1, 2017, or “the 2017 Amendment”. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces a new tax incentives regime mainly for Technological Enterprises. According to a transitional provision stipulated by the Investment Law, the new tax incentives regime that will apply alongside the existing tax benefits under the 2011 Amendment for a transition period ending on June 30, 2021, after which the new tax regime shall apply exclusively.

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

A recipient of grants under the Innovation Law is allowed to enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of IIA and payment of license fees, calculated in accordance with the relevant rules, of not more than six times the amount of the grants received by the grant’s recipient (plus accrued interest) for the applicable know-how being transferred. In cases where the payment for the license to use the intellectual property is made in instalments, a portion of each instalment will be paid as a license fee in accordance with relevant rules. The payment of the license fees will not discharge the grant recipient from the obligations to pay royalties or other payments to the IIA.

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

Real Capital Gain derived by corporations will be generally subject to the regular corporate tax rate (23% in 2018 and thereafter).

Individual shareholders whose income from the sale of securities considered as business income are taxed at the marginal tax rates applicable to business income – up to 47% in 2018 (not including the excess tax).

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held, is obliged to withhold tax in the amount of consideration paid upon the sale of securities (or the Real Capital Gain realized on the sale, if known) at the Israeli corporate tax rate (23% in 2018 and thereafter) or 25% in case the seller is an individual. The individual or the company may provide an approval from the ITA for a reduced tax withholding rate, according to the applicable rate.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 651,600 for 2020) which amount is linked to the annual change in the Israeli CPI), including, but not limited to income derived from dividends, interest and capital gains.

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement, and we believe we are eligible for the benefits of that treaty.

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

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A material portion of our operating expenses is incurred outside the United States and can be denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the NIS. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. The effect of a hypothetical 10% adverse change in foreign exchange rates on monetary assets and liabilities at December 31, 2020 can be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

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

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020, or the Evaluation Date. Based on the material weaknesses identified in the Company’s internal control over financial reporting as described below as of the Evaluation Date, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2020, due to the following material weaknesses: (i) inadequate segregation of duties consistent with control objectives; and (ii) ineffective controls over period end financial reporting. Specifically, we determined that currently we do not have sufficient qualified staff to provide for effective control over a number of aspects of our accounting and financial reporting process under IFRS.

As defined in Regulation 12b-2 under the Securities Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

We have implemented measures to remediate identified material weaknesses. Those remediation measures are ongoing and include working with accounting and finance employees with a requisite level of experience and the implementation of additional control activities related to the period-end financial reporting process, such as assigning clear roles and responsibilities for accounting and financial reporting staff enhance internal controls related to accounting and financial reporting and hire a qualified consultant to assess compliance of the Company's financial reporting processes, as well as the design and implementation of effective internal controls over period end financial reporting and in order to create adequate segregation of duties. While we believe that these efforts will improve our internal control over financial reporting, the implementation of our remediation is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles.

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

(d) Changes in Internal Control over Financial Reporting

As described above, we have implemented measures to remediate identified material weaknesses. Nevertheless, these improvements may not be sufficient to have materially affected or reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a written code of ethics that applies to our directors, executive officers and employees. Our Code of Business Ethics is posted on our website at https://www.safe-t.com/investor-relations/#corporate-governance. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2019 and 2020.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020

Audit fees (1)	$282,975	$115,750
Audit-related fees	-	-
Tax fees(2)	3,500	32,500
All other fees	-	-

Total	$286,475	$148,250

(1)	This category includes services such as consents and assistance with and review of documents filed with the SEC as well as fees related to our registration statements and public offering.

(2)	Includes professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

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

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the Special Majority, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6.C. Board Practices—External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders’ meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of Safe-T Group Ltd. (filed as Exhibit 99.2 to Form 6-K (File No. 001-38610) filed on September 15, 2020 and incorporated herein by reference).

2.1	Form of Amended and Restated Deposit Agreement (filed as Exhibit 1 to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-218251) filed on July 31, 2018, and incorporated herein by reference).

2(d)	Description of Securities (filed herewith).

4.1	Form of Indemnification Agreement (filed as Exhibit 99.1.B to Form 6-K (File No. 001-38610) filed on August 21, 2019, and incorporated herein by reference).

4.2	Safe-T Group Global Equity Plan (filed as Exhibit 10.2 to Form F-1 (File No. 333-226074) filed on July 5, 2018, and incorporated herein by reference).

4.2.1	U.S. Sub-Plan to the Safe-T Group Ltd. Global Equity Plan (filed as Exhibit 99.1.B to Form 6-K (File No. 001-38610) filed on April 11, 2019, and incorporated herein by reference).

4.3	Safe-T Group Compensation Policy (filed as Exhibit 10.4 to Form F-1 (File No. 333-226074) filed on July 5, 2018, as amended by shareholders on September 26, 2019 and on September 15, 2020, and incorporated herein by reference).

4.4	Equity Purchase Agreement, dated December 8, 2020, by and among Safe-T USA Inc., Chi Cooked LLC, and Mr. Kyle Exline (filed herewith).

4.5	Form of Share and Asset Purchase Agreement, dated April 4, 2019, by and among Safe-T Group Ltd., NetNut Ltd., DiViNetworks Ltd., and the shareholders of NetNut Ltd. (filed as Exhibit 99.1.C to Form 6-K (File No. 333-38610) filed on April 11, 2019, and incorporated herein by reference).

4.6	Registration Rights Agreement dated August 30, 2019, by and among Safe-T Group Ltd. and the Purchasers (filed as exhibit 99.4 to Form 6-K (File No. 001-38610) filed on August 30, 2019, and incorporated herein by reference).

4.7	Registration Rights Agreement dated October 31, 2019, by and among Safe-T Group Ltd. and the Purchasers (filed as exhibit 99.3 to Form 6-K (File No. 001-38610) filed on November 12, 2019, and incorporated herein by reference).

4.8	Registration Rights Agreement dated December 23, 2019, by and among Safe-T Group Ltd. and the Purchasers (filed as exhibit 10.2 to Form 6-K (File No. 001-38610) filed on December 30, 2019, and incorporated herein by reference).

8.1	List of Subsidiaries (filed herewith).

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, with respect to the financial statements of Safe-T Group Ltd (filed herewith).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

SAFE-T GROUP LTD.

By:	/s/ Shachar Daniel
Shachar Daniel
Chief Executive Officer

Date: March 22, 2021

SAFE-T GROUP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

SAFE-T GROUP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Safe-T Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Safe-T Group Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

March 22, 2021

We have served as the Company’s auditor since 2013.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2020	2019
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	4	11,017	4,341
Restricted deposits		-	29
Accounts receivable:
Trade, net	5	645	680
Other		897	470
		12,559	5,520
NON-CURRENT ASSETS:
Long-term restricted deposits		89	82
Long-term deposit		50	44
Property and equipment, net	6	144	266
Right of use assets		543	441
Intangible assets, net	7	4,201	4,607
Goodwill	7	5,387	6,877
		10,414	12,317
TOTAL ASSETS		22,973	17,837

Liabilities and equity
CURRENT LIABILITIES:
Short-term loan		-	4
Accounts payable and accruals:
Trade		274	237
Other	10	1,358	1,553
Contract liabilities		441	562
Contingent consideration	11(d),17(a)	915	2,170
Convertible debentures	3, 14, 2(l)	-	7,151
Derivative financial instruments	3, 14, 2(l)	1,448	1,637
Short-term lease liabilities		298	184
Liability in respect of the Israeli Innovation Authority		-	8
		4,734	13,506
NON-CURRENT LIABILITIES:
Long-term contract liabilities		41	82
Long-term lease liabilities		365	324
Long-term contingent consideration	17(b)	684	-
Deferred tax liabilities		793	1,040
Liability in respect of the Israeli Innovation Authority		140	108
		2,023	1,554
TOTAL LIABILITIES		6,757	15,060
COMMITMENTS AND CONTINGENT LIABILITIES	11
EQUITY:	16
Ordinary shares		-	-
Share premium		71,492	52,394
Other equity reserves		15,256	13,070
Accumulated deficit		(70,532)	(62,687)
TOTAL EQUITY		16,216	2,777
TOTAL EQUITY AND LIABILITIES		22,973	17,837

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
	Note	2020	2019	2018
		U.S. dollars in thousands

REVENUES	18	4,886	3,284	1,466
COST OF REVENUES	18	2,499	1,889	791
GROSS PROFIT		2,387	1,395	675

OPERATING EXPENSES:
Research and development expenses	19	2,202	2,485	2,414
Selling and marketing expenses	20	4,215	3,783	5,542
General and administrative expenses	21	4,197	3,757	1,925
Impairment of goodwill		2,759	1,002	-
Contingent consideration measurement		345	159	-
TOTAL OPERATING EXPENSES		13,718	11,186	9,881

OPERATING LOSS		(11,331)	(9,791)	(9,206)

FINANCIAL INCOME (EXPENSES), net	22	3,240	(3,184)	(2,541)

LOSS BEFORE TAXES ON INCOME		(8,091)	(12,975)	(11,747)
TAX BENEFIT (TAXES ON INCOME)	9	246	(23)	(6)
NET LOSS FOR THE YEAR		(7,845)	(12,998)	(11,753)

BASIC LOSS PER SHARE (IN DOLLARS)	23, 1(c)	(0.02)	(0.96)	(6.66)
DILUTED LOSS PER SHARE (IN DOLLARS)	23, 1(c)	(0.02)	(1.03)	(6.99)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED TO COMPUTE (IN THOUSANDS):

BASIC LOSS PER SHARE	1(c)	442,949	13,599	1,765
DILUTED LOSS PER SHARE	1(c)	519,419	14,020	1,782

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares	Share premium	Other equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2018	-	28,494	12,583	(37,936)	3,141
CHANGES IN THE YEAR 2018:
Exercise of options	-	791	(689)	-	102
Expiry of options	-	493	(493)	-	-
Share-based payments	-	-	381	-	381
Classification to equity of series B warrants, see Note 16(c)	-	3,479	-	-	3,479
Placement of shares, net of issuance costs of $187 thousand	-	2,200	23	-	2,223
Exercise of anti-dilution feature	-	2,302	-	-	2,302
Public offering, net of issuance costs of $840 thousand	-	3,835	-	-	3,835
Net loss for the year		-	-	(11,753)	(11,753)
BALANCE AT JANUARY 1, 2019	-	41,594	11,805	(49,689)	3,710
CHANGES IN THE YEAR 2019:
Exercise of options	-	30	(30)	-	-
Exercise of warrants and pre-funded warrants	-	1,517	(1,192)	-	325
Expiry of options	-	770	(770)	-	-
Share-based payments	-	129	483	-	612
Classification to equity of series B warrants, see Note 16(c)	-	902	-	-	902
Conversion of convertible debentures	-	3,263	-	-	3,263
Issuance of shares in a business combination	-	3,568	-	-	3,568
Public offerings, net of issuance costs of $661 thousand	-	621	2,774	-	3,395
Net loss for the year	-	-	-	(12,998)	(12,998)
BALANCE AT JANUARY 1, 2020	-	52,394	13,070	(62,687)	2,777
CHANGES IN THE YEAR 2020:
Exercise of options	-	8	(8)	-	-
Exercise of warrants and pre-funded warrants	-	10,506	(6,835)	-	3,671
Expiry of options	-	9	(9)	-	-
Share-based payments	-		742	-	742
Conversion of convertible debentures	-	3,414	-	-	3,414
Public offerings, net of issuance costs of $1,563 thousand	-	5,161	8,296	-	13,457
Net loss for the year	-	-	-	(7,845)	(7,845)
BALANCE AT DECEMBER 31, 2020	-	71,492	15,256	(70,532)	16,216

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(7,845)	(12,998)	(11,753)
Adjustments required to reflect the cash flows from operating activities:
Effect of exchange rate differences on cash and cash equivalents balances	233	159	54
Issuance expenses	-	117	517
Depreciation and amortization	1,363	1,122	342
Impairment of goodwill and intangible assets	2,759	1,272	-
Change in financial liabilities at fair value through profit or loss	(2,987)	2,596	1,891
Share-based payments	742	612	381
Exchange rate differences on restricted deposits balances	(6)	(9)	6
Interest expenses related to convertible debentures	86	92	-
	2,190	5,961	3,191

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	46	304	(210)
Increase in other receivables	(315)	(64)	(68)
Increase (decrease) in trade payables	25	(36)	(75)
Increase (decrease) in other payables	(165)	285	84
Decrease in deferred issuance expenses	-	-	61
Increase (decrease) in deferred tax liabilities	(247)	14	-
Increase (decrease) in contract liabilities	(301)	(199)	34
	(957)	304	(174)
Net cash used in operating activities	(6,612)	(6,733)	(8,736)

CASH FLOWS FROM INVESTING ACTIVITIES:
Business combination, net of cash acquired, see Note 17	(1,070)	(5,508)	-
Long-term deposit	(6)	(44)	-
Restricted deposits	28	2	(17)
Purchase of technology	(100)	-	(308)
Purchase of property and equipment	(41)	(46)	(44)
Net cash used in investing activities	(1,189)	(5,596)	(369)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public and private offerings, net of issuance expenses	13,457	4,391	9,231
Israeli Innovation Authority, net	(8)	(41)	29
Payment of loans	(4)	(20)	-
Proceeds from exercise of options, warrants and pre-funded warrants	3,671	1,177	102
Proceeds from issuance of convertible debentures	-	8,232	-
Payment contingent consideration	(1,600)
Repayment of convertible debentures	(680)	(470)	-
Payment of interest related to convertible debentures	-	(29)	-
Lease payments (interest and principal)	(126)	(128)	-
Net cash provided by financing activities	14,710	13,112	9,362

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands

INCREASE IN CASH AND CASH EQUIVALENTS	6,909	783	257
EFFECT OF EXCHANGE RATE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(233)	(159)	(54)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,341	3,717	3,514
CASH AND CASH EQUIVALENTS AT END OF YEAR	11,017	4,341	3,717

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Classification to equity of series B warrants, see Note 16(c)	-	902	3,479
Issuance of options to consultants (issuance costs)	-	-	(23)
Classification to equity of liability in respect to anti-dilution feature	-	-	1,787
Conversion of convertible debenture into ordinary shares and warrants	4,778	3,199	-
Shares issued in a business combination, see Note 17	-	3,568	-
Contingent consideration assumed in a business combination, see Note 17	684	2,008	-
Inception of lease transaction	336	-	-

The accompanying notes are an integral part of the consolidated financial statements.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	GENERAL:

a.	Safe-T Group Ltd. (the “Company”) is engaged, as of the date hereof, (i) through its subsidiaries Safe-T Data A.R Ltd. (“Safe-T”) and Safe-T USA Inc. (“Safe-T Inc.”) in the development, marketing and sales of solutions which mitigate cyber-attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity as well as enabling smooth and efficient traffic flow, interruption-free service; and (ii) through its subsidiaries NetNut Ltd. (“NetNut”) and Chi Cooked LLC (“Chi Cooked”) in providing IP proxy network (“IPPN”) service to business customers. For further information regarding NetNut acquisition on June 12, 2019, and Chi Cooked acquisition on December 8, 2020, see Note 17.

b.	The Company’s ordinary shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”) and as of August 17, 2018, the Company’s American Depositary Shares (the “ADSs”) are listed on the Nasdaq Capital Market (“Nasdaq”).

c.

Beginning in March 2020, Israel, where the Company’s headquarters office is located, began enforcing social distancing and other rules to limit the spread of infection of COVID-19, which forced the Company to modify the business practices. Due to the resilience of the Company’s operational capabilities, it has been able to continuously serve its clients during this crisis leveraging IT expertise to implement remote connections with employees, customers and vendors, to deliver a functional and productive work-from-home strategy.

As a result of the COVID-19, the Company experienced an increase in the sales cycles of new products in the cyber security segment, and a slowdown in sales in some verticals of its IPPN services segment (with respect to the goodwill impairment, refer to Note 7). Overall, the Company is closely monitoring all parts of the business to ensure that it can respond quickly to fluctuations in demand.

d.

The Company has suffered recurring losses from operations, has an accumulated deficit as of December 31, 2020, as well as negative operating cash flows in recent years. The Company expects to continue incurring losses and negative cash flows from operations until its products reach commercial profitability. The Company monitors its cash flow projections on a current basis and takes active measures to obtain the funding it requires to continue its operations. These cash flow projections are subject to various risks and uncertainties concerning their fulfilment. These factors and the risk inherent in the Company’s operations raise a substantial doubt as to the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

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

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation of financial statements

The consolidated financial statements as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, are in compliance with International Financial Reporting Standards (“IFRS”), and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board.

In connection with the presentation of these consolidated financial statements, the following should be noted:

1)	The significant accounting policies described below have been applied consistently to all the years presented, unless otherwise stated.

2)	The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities (including derivatives) at fair value through profit or loss, which are presented at fair value.

3)	The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise its judgment in the process of applying the Company’s accounting policies. Actual results may differ materially from estimates and assumptions used by management. The Company's critical accounting estimates are revenue recognition, impairment of goodwill, valuation of financial liabilities and purchase price allocation (including contingent consideration). See Note 2 for further information.

b.	Consolidated financial statements

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

Operating segments are reported in a manner consistent with the internal reporting, which are provided to the chief operating decision maker. The chief operating decision maker is the Company's Chief Executive Officer, who is responsible for allocating resources and assessing the performance of the operating segments. As of December 31, 2020, the Company has two operating segments. For further details, see Note 25.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Translation of foreign currency balances and transactions

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

Transactions made in a currency which is different from the functional currency are translated into the Functional Currency using the exchange rates prevailing at the dates of the transactions or valuations where the items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the end-of-year exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss as finance income (expense).

e.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less, which are subject to insignificant risk of changes in value.

f.	Trade receivables

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

Trade receivables are initially recognized based on their transaction price, and subsequently measured at amortized cost using the effective interest method, less a provision for expected credit losses. For further details, see Note 2(l).

g.	Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, or in case of leasehold improvements, over the shorter of the related lease period or the life of the asset.

Depreciation is computed primarily over the following periods:

Useful Life in Years
Computers and software	3
Office furniture and equipment	7-3

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Goodwill

Goodwill arising from a business combination represents the excess of the overall amount of the consideration transferred, the amount of any non-controlling interests in the acquired company over the net amount as of acquisition date of the identifiable assets acquired and the liabilities assumed.

Impairment reviews of the cash-generating-unit (“CGU”) to which goodwill was allocated are undertaken annually and whenever there is any indication of impairment of a CGU. The carrying amount of the Company’s assets, including goodwill, is compared to its recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the Company’s assets at the following order: first to reduce the carrying amount of any goodwill allocated to a CGU and subsequently to the remaining assets of the Company, which fall within the scope of the International Accounting Standard (“IAS”) 36, “Impairment of Assets,” on a proportionate basis based on the carrying amount of each Company asset. Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed.

For the years ended December 31, 2020 and 2019, the Company recognized an impairment loss of goodwill in a total amount of $2,759 thousand and $1,002 thousand, respectively. For the year ended December 31, 2018, no impairment loss of goodwill was recognized. For further details, see Note 7.

i.	Intangible assets

1)	Research and development

Through December 31, 2020 and 2019, the Company has not met the criteria for capitalizing development expenses as intangible assets, and accordingly, no asset has so far been recognized in the consolidated financial statements in respect of capitalized development expenses. Consequently, the research and development expenses of the Company are fully recognized as incurred.

2)	Technology and customer relations

a.	Technology which was acquired either separately or as part of a business combination is initially measured at fair value at the acquisition date, and amortized between 5-8 years using the straight-line method, with such amortization classified as cost of revenues.

b.	Customer relations which were acquired as part of a business combination are initially measured at fair value at the acquisition date, and amortized over 7-7.5 years using the straight-line method, with such amortization classified as selling and marketing expenses.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Impairment of non-monetary assets other than goodwill

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less selling costs and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels of identifiable cash flows (CGUs). The Company constitutes three CGUs. Non-monetary assets, other than goodwill, that were impaired, are reviewed annually for possible reversal of the impairment recognized at each balance sheet date.

For the years ended December 31, 2020 and 2018, no impermeant loss was recognized. For the year ended December 31, 2019, the Company recognized an impairment loss related to technology in a total amount of $270 thousand. For further details, see Note 7.

k.	Government grants

Government grants received from the Israeli Innovation Authority (the “IIA”) as a participation in research and development performed by Safe-T (the “IIA Grants”) fall into the scope of “forgivable loans” as defined in IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance”.

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

l.	Financial assets

1)	Classification

The Company classifies its financial assets at amortized cost. The classification is determined, among other things, in accordance with the purpose for which the financial assets were acquired. The basis of classification depends on the Company’s business model and the contractual cash flow characteristics of the financial asset. Financial assets at amortized cost are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. These assets are classified as current assets, except for maturities of more than 12 months after the financial position date, which are classified as non-current assets.

The Company’s financial assets at amortized cost are included as “accounts receivable,” “restricted deposits”, “deposits” and “cash and cash equivalents” in the consolidated statements of financial position (see sections e and f above).

2)	Recognition and measurement

Financial assets, which are initially measured at fair value, including any transaction costs, are measured in subsequent periods at amortized cost using the effective interest method, except of for trade receivables (see section f above).

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

m.	Financial liabilities

1)	Classification

The Company early adopted the narrow-scope amendment to IAS 1, “Classification of Liabilities as Current or Non-Current” from January 1, 2019 using the retrospective approach. The amendment was published in January 2020 and issued to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period and specifically whether the entity has the right to defer settlement by at least twelve months. The amendment also affects the classification of liabilities, particularly for liabilities that can be converted into equity as it clarifies that settlement could also be considered through the entity’s own equity instruments. Accordingly, the Company classified in the consolidated statements of financial position convertible debentures and derivative financial instruments as part of current liabilities.

Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

2)	Financial liabilities at fair value through profit or loss

The Company designated its convertible debentures as a financial liability at fair value through profit or loss, given the conversion option derivative embedded in such instrument. Changes in the Company’s own credit risk from the date of initial recognition are negligible. The convertible debentures are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction, and are adjusted to reflect the difference between the fair value at initial recognition and the transaction price (“day 1 loss”). Changes are recorded to profit or loss on a periodic basis while unrecognized day 1 loss is amortized over the contractual life of each instrument.

The Company accounts for contingent consideration as financial liability at fair value through profit or loss. The contingent consideration is measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction. Changes are recorded to profit or loss on a periodic basis.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Derivatives

The Company accounts for warrants with a cashless exercise mechanism and anti-dilution features issued in public and private offering, as financial liabilities. The warrants, compensation and anti-dilution features are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction. Changes are recorded to profit or loss on a periodic basis.

The Company accounts for warrants and rights to purchase additional debenture (“green-shoe option”) issued pursuant to the 2019 securities purchase agreement, as financial liabilities. The warrants and green-shoe option are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction, adjusted to reflect the day 1 loss. Changes are recorded to profit or loss on a periodic basis while unrecognized day 1 loss is amortized over the contractual life of each instrument. See further details in Note 14.

o.	Unrecognized day 1 loss

A financial liability in which upon initial recognition the transaction price is different than its fair value is initially recognized at fair value, adjusted to reflect the day 1 loss. After initial recognition, the unrecognized day 1 loss of the said financial liability is amortized over the contractual life of each financial liability. Upon conversion or exercise of convertible debentures or warrants for which an unrecognized day 1 loss exists, the carrying amounts are classified to equity.

p.	Trade payables

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

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Current and deferred income taxes

The tax expenses for the reported years comprise current and deferred taxes. Taxes are recognized in the consolidated statements of profit or loss, except to the extent that they relate to items recognized directly in equity. In that case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the financial position date in the countries where the Company operates and generates taxable income. The Company’s management periodically evaluates the tax aspects applicable to its taxable income based on the relevant tax laws and makes provisions in accordance with the amounts payable to the Israeli Tax Authorities.

Deferred income tax is provided using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not accounted for if they arise from initial recognition of goodwill. Also, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the financial position date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled. Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The Company does not provide deferred income tax on temporary differences arising from investments in subsidiaries, since the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

r.	Employee benefits

1)	Severance pay and pension obligations

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

At the date of each financial position, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statements of profit or loss, with a corresponding adjustment to equity.

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

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Revenue recognition

1)	General

The Company accounts for revenue in accordance with IFRS 15. The model framework consists of five steps for analyzing transactions to determine the timing and amount of revenue recognition.

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

2)	Accounting for perpetual and term licenses of software and for software as a service

Perpetual and term licenses of software

The Company’s promise to the customer in granting a license is to provide a right to use the entity’s intellectual property as intellectual property exists (in terms of form and functionality), at the point in time at which the license is granted to the customer. This means that the customer can direct the use of, and obtain substantially all of the remaining benefits from, the license at the point in time at which the license transfers. Therefore, revenue in respect of the license component in such transactions shall be recognized at the time at which the license is granted to the customer.

Software as a Service

The Company’s revenues from its renewable short-period (up to 3 months) contracts with its customers are recognized ratably over the respective contract periods, since the customers consume benefits from these services.

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

Revenue is recognized net of value added tax.

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

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Loss per share

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

v.	Leases

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

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

Assets are depreciated by the straight-line method over the estimated useful lives of the right of use assets or the lease period, which is shorter:

Years
Property	1.3 - 6
Motor vehicles	3

Interest on the lease liability is recognized in profit or loss in each period during the lease term in an amount that produces a constant periodic rate of interest on the remaining balance of the lease liability

Accounting policies applied until December 31, 2018, under IAS 17:

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statement of profit or loss on a straight-line basis over the period of the lease.

w.	Business combination

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

Identified assets acquired and liabilities assumed as part of a business combination are initially measured at fair value at the acquisition date, except for certain exceptions in accordance with IFRS 3, “Business Combinations” (Revised).

Contingent consideration incurred as a part of a business combination is initially measured at fair value at the acquisition date. Subsequent changes in fair value of contingent consideration are classified as assets or liabilities, are recognized in accordance with IFRS 9 in profit or loss.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	New international financial reporting standards and amendments to existing standards adopted in 2019 and 2020

1)	IFRS 16

The Company adopted IFRS 16 on January 1, 2019 using a modified retrospective transition approach.

IFRS 16 replaced upon first-time implementation the existing guidance in IAS 17, “Leases” (“IAS 17”). The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, and is updated mainly the accounting treatment applied by the lessee in a lease transaction.

IFRS 16 changed the existing guidance in IAS 17 and requires lessees to recognize a lease liability that reflects future lease payments and a “right-of-use asset” in all lease contracts (except for the following), with no distinction between financing and capital leases. IFRS 16 exempts lessees in short-term leases or the when underlying asset has a low value.

IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 also changed the definition of a “lease” and the manner of assessing whether a contract contains a lease.

In respect of agreements in which the Company is the lessee, the Company elected to apply the standard for the first time by recognizing lease liabilities, for leases that were previously classified as operating leases, based on the present value of the remaining lease payments, discounted at the incremental interest rate of the lessee as at the date of first-time application. At the same time, the Company recognized a right-of-use asset at an amount equal to the amount of the lease liabilities, adjusted to reflect any prepaid or accrued lease payments in respect of those leases. As a result, the application of the standard had no effect on the retained earnings balance.

As part of the first-time application of the standard, the Company elected to apply the following practical expedients:

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

The effect upon first-time implementation on the Company’s consolidated statements of financial position were right-of-use lease assets of approximately $166 thousand, current lease liabilities of approximately $97 thousand and non-current lease liabilities of approximately $69 thousand.

2)	Amendments to IFRS 3 'Business Combinations' - Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits. The amendment also provides an optional test - the concentration test. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the acquired set of assets and activities are not considered a business. The Company applied the amendment to IFRS 3 prospectively as from January 1, 2020. See also Note 17 for the acquisition of Chi Cooked.

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

Most of the Company’s credit risks arise from trade receivables. The Company mitigates the risk by ensuring its costumer has sufficient funds to meet its needs and by selling to customers of high credit quality.

No credit limits were exceeded in 2020 and 2019 and management does not expect any losses from non-performance by these counterparties beyond those that have already been recognized.

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

The table below categorizes non-derivative financial liabilities into relevant maturity groupings based on the remaining period at financial position date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows.

	Less than one year	Between one to two years
	U.S. dollars in thousands
December 31, 2020:
Contingent consideration	915	684
Lease liabilities	298	365
IIA liability	-	140
Trade payables and other payables	1,632	-
	2,845	1,189
December 31, 2019:
Contingent consideration	2,170	-
Short-term loan	4	-
Convertible debentures	7,151	-
Lease liabilities	184	324
IIA liability	8	108
Trade payables and other payables	1,790	-
	11,307	432

b.	Fair value estimation

Below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

Level 1 and level 2 financial instruments:

As of December 31, 2020, and 2019 the Company has no financial assets or liabilities measured at level 1 or 2.

Level 3 financial instruments:

As of December 31, 2020 and 2019, the Company has several financial liabilities measured at fair value through profit or loss, which meet the level 3 criteria. As of December 31, 2020 and 2019, the Company has no financial assets at level 3.

c.	Fair value measurements based on unobservable data (level 3)

The Company evaluated the fair value of convertible debentures, contingent consideration, derivative financial instruments and anti-dilution feature that were issued in connection with capital raising transactions.

The following table presents the changes in level 3 financial instruments for each of the three years in the period ended December 31, 2020:

	Contingent consideration	Convertible debentures	Derivative financial instruments	Total
	U.S. dollar in thousands
Balance as of January 1, 2020	2,170	7,151	1,637	10,958
Initial recognition of financial liability	684	-	1,450	2,134
Conversion to equity of financial liability	-	(4,778)	-	(4,778)
Repayment of convertible debentures	-	(680)	-	(680)
Payment of contingent consideration	(1,600)	-	-	(1,600)
Recognition of day 1 loss within profit or loss	-	-	329	329
Changes in fair value recognized within profit or loss	345	(1,693)	(1,968)	(3,316)
Balance as of December 31, 2020	1,599	-	1,448	3,047

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

	Contingent consideration	Convertible debentures	Derivative financial instruments	Total
	U.S. dollar in thousands
Balance as of January 1, 2019	-	-	-	-
Initial recognition of financial liability	2,008	13,257	9,980	25,245
Initial recognition of unrecognized day 1 loss	-	(5,836)	(4,856)	(10,692)
Conversion to equity of or other financial liability	-	(4,501)	(1,061)	(5,562)
Repayment of convertible debentures	-	(470)	-	(470)
Recognition of day 1 loss within profit or loss	-	4,198	2,551	6,749
Changes in fair value recognized within profit or loss	162	503	(4,977)	(4,312)
Balance as of December 31, 2019	2,170	7,151	1,637	10,958

	Anti-dilution feature	Derivative financial instruments	Total
	U.S. dollar in thousands
Balance as of January 1, 2018	692	61	753
Initial recognition	497	2,678	3,175
Changes in fair value recognized within profit or loss	598	1,641	2,239
Classification to equity of Series B warrants	-	(3,479)	(3,479)
Classification to level 1, see Note 16(c)	-	(901)	(901)
Exercise of anti-dilution feature	(1,787)	-	(1,787)
Balance as of December 31, 2018	-	-	-

d.	Financial instruments

Financial assets at amortized cost
U.S. dollars in thousands
December 31, 2020
Assets:
Cash and cash equivalents	11,017
Trade receivable and other receivables (excluding prepaid expenses)	981
Long-term deposit	50
12,048

Financial assets at amortized cost
U.S. dollars in thousands
December 31, 2019
Assets:
Cash and cash equivalents	4,341
Trade receivable and other receivables (excluding prepaid expenses)	970
Long-term deposit	44
Restricted deposits	29
5,384

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands
December 31, 2020
Liabilities:
Contingent consideration	1,599	-	1,599
Lease liabilities	-	663	663
Trade payables and other payables	-	1,632	1,632
IIA liability	-	140	140
Derivative financial instruments	1,448	-	1,448
	3,047	2,435	5,482
December 31, 2019
Liabilities:
Short-term loan	-	4	4
Contingent consideration	2,170	-	2,170
Convertible debentures	7,151	-	7,151
Lease liabilities	-	508	508
Trade payables and other payables	-	1,790	1,790
IIA liability	-	116	116
Derivative financial instruments	1,637	-	1,637
	10,958	2,418	13,376

Assets and liabilities, which are not measured on a recurring basis at fair value, are presented at their carrying amount, which approximates their fair value.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

e.	Valuation processes of the Company

Set forth below are details regarding the valuation processes of the Company through the year ended 2020 and 2019 (for each initial recognition, financial position date and upon conversion or exercise of such instruments):

1)	Convertible debentures - the Company used the binomial share price model, using the following principal assumptions (see Note 14):

Year ended December 31,
	2020	2019
Risk-free interest rate	0.16% - 0.4%	1.59% - 2.42%
Expected term (in years)	0.68 - 1.24	0.93 - 1.5
Expected volatility	84.52% - 125.97%	83.55% - 101.89%

2)	Derivative financial instruments - the Company used the binomial share price model, using the following principal assumptions (see Note 14):

	Year ended December 31,
	2020	2019
Risk-free interest rate	0.21%	1.58% - 2.38%
Expected term (in years)	3.43	4.43 - 5
Expected volatility	104.47%	83.32% - 85.42%

The Company also used the Black-Scholes model for its MFN Warrants, using the following principal assumptions:

	Year ended December 31,
	2020	2019
Risk-free interest rate	0.23% - 0.37%	1.76%
Expected term (in years)	3.86 - 5	5.5
Expected volatility	95.43% - 101.48%	84.4%

3)	Contingent considerations - the Company used the Monte Carlo method, using the following principal assumptions (see Note 17):

	Year ended December 31,
	2020	2019
Risk-free interest rate	0.1%	1.88%
Expected term (in years)	1.06	0.55
Expected volatility of revenue or both revenue and variable expenses	50.1%	51.9%

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 -	CASH AND CASH EQUIVALENTS:

As of December 31, 2020 and 2019, the balance of cash and cash equivalents was comprised of cash at banks and at PayPal accounts.

NOTE 5 -	ACCOUNTS RECEIVABLE - TRADE, net:

As of December 31, 2020 and 2019, the balance of accounts receivable - trade was comprised of open accounts.

As of December 31, 2020, the Company has no provision for credit losses. As of December 31, 2019, the Company has a provision for credit losses in an amount of $95 thousand. The Company has no customers that exceed their customary credit terms.

For the year ended December 31, 2020 and 2019, the Company recorded a debt write-off in an amount of $62 thousand and $29 thousand, respectively.

NOTE 6 -	PROPERTY AND EQUIPMENT, NET:

	December 31,
	2020	2019	2018
	U.S. dollars in thousands
Cost:
Computers and software	407	382	186
Office furniture and equipment	148	131	104
Leasehold improvements	56	56	46
	611	569	336
Less – accumulated depreciation	(467)	(303)	(193)
Property and equipment, net	144	266	143

Depreciation expenses for the years ended December 31, 2020, 2019 and 2018, were $164 thousand, $110 thousand and $68 thousand, respectively.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 -	INTANGIBLE ASSETS:

a.	Composition

	Cost				Accumulated amortization
	Balance at	Additions	Impairment	Balance	Balance at	Additions	Retirements	Balance	Amortized balance
	beginning	during	during	at end	beginning	during	During	at end	December 31,
2020:	of year	the year	the year	of year	of year	the year	the year	of year	2020
	U.S. dollar in thousands
Technology	4,959	100	-	5,059	592	983		1,575	3,484
Customer relations	259	515	-	774	19	38	-	57	717
Goodwill	6,877	1,269	(2,759)	5,387	-				5,387
	12,095	1,884	(2,759)	11,220	611	1,021	-	1,632	9,588

	Cost				Accumulated amortization
	Balance at	Additions	Retirements and Impairment	Balance	Balance at	Additions	Retirements	Balance	Amortized balance
	beginning	during	during	at end	beginning	during	During	at end	December 31,
2019:	of year	the year	the year	of year	of year	the year	the year	of year	2019
	U.S. dollar in thousands
Technology	2,263	4,651	(1,955)	4,959	1,469	808	(1,685)	592	4,367
Customer relations	38	259	(38)	259	36	21	(38)	19	240
Goodwill	523	7,356	(1,002)	6,877	-	-	-	-	6,877
	2,824	12,266	(2,995)	12,095	1,505	829	(1,723)	611	11,484

	Cost				Accumulated amortization
	Balance at	Additions	Retirements	Balance	Balance at	Additions	Retirements	Balance	Amortized balance
	beginning	during	during	at end	beginning	during	During	at end	December 31,
2018:	of year	the year	the year	of year	of year	the year	the year	of year	2018
	U.S. dollar in thousands
Technology	1,955	308	-	2,263	1,199	270	-	1,469	794
Customer relations	38	-	-	38	30	6	-	36	2
Goodwill	523	-	-	523	-	-	-	-	523
	2,516	308	-	2,824	1,229	276	-	1,505	1,319

Amortization expenses for the years ended December 31, 2020, 2019 and 2018 were $1,021 thousand, $829 thousand and $276 thousand, respectively.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 -	INTANGIBLE ASSETS (continued):

b.	Testing of goodwill impairment

As required by IAS 36 Impairment of Assets, the Company performed a goodwill impairment test for the years ended December 31, 2020, 2019 and 2018, for each of its CGU’s.

For the year ended December 31, 2020

NetNut CGU

As of March 31, 2020, the Company performed a goodwill impairment test for its NetNut CGU. The indicators for the quantitative assessment for goodwill impairment included a decrease in forecasted operating results, among others, due to the COVID-19 implications. For the purpose of the goodwill impairment test, the recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a six-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the six-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of the CGU. As a result of the impairment test, the Company recognized an impairment loss of $800 thousand. The key assumptions used as part purpose of the goodwill impairment test are terminal growth rate of 2%, after-tax discount rate of 20.9% and pre-tax discount rate of 22.9%.

As of December 31, 2020, the Company performed the annually goodwill impairment test for its NetNut CGU. The quantitative assessment for goodwill impairment included a decrease in forecasted operating results, among others, due to a potential substantial short-term legal affairs. For the purpose of the goodwill impairment test, the recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of the CGU. As a result of the impairment test, the Company recognized an additional impairment loss of $1,959 thousand. The key assumptions used as part purpose of the goodwill impairment test are terminal growth rate of 2%, after-tax discount rate of 20.7% and pre-tax discount rate of 22.5%. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $317 thousand and $639 thousand, respectively, and could trigger a potential impairment.

As of December 31, 2020, the balance of goodwill related to the NetNut CGU amounted to $4,118 thousand.

Chi Cooked CGU

As of December 31, 2020, the balance of goodwill related to the Chi Cooked CGU amounted to $1,269 thousand and was acquired as a part of Chi Cooked acquisition on December 8, 2020. For further information, see Note 17. As of December 31, 2020, the balance of goodwill related to the Chi Cooked CGU amounted to $1,269 thousand.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 -	INTANGIBLE ASSETS (continued):

For the year ended December 31, 2019

NetNut CGU

As of December 31, 2019, the Company performed a goodwill impairment test for its NetNut CGU. The indicators for the quantitative assessment for goodwill impairment included a decrease in forecasted operating results. For the purpose of the goodwill impairment test, the recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a six-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the six-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of the CGU. As a result of the impairment test, the Company recognized an impairment loss of $479 thousand. The key assumptions used as part purpose of the goodwill impairment test are terminal growth rate of 2%, after-tax discount rate of 20.5% and pre-tax discount rate of 22.8%. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $300 thousand and $711 thousand, respectively, and could trigger a potential impairment.

As of December 31, 2019, the balance of goodwill related to the NetNut CGU amounted to $6,877 thousand.

Safe-T CGU

As of December 31, 2019, the Company performed a goodwill impairment test for its Safe-T CGU. For the purpose of the goodwill impairment test, the recoverable amount was assessed by management based on financial performance and future strategies considering current and expected market and economic conditions. As a result of the impairment test, the Company recognized an impairment loss of $523 thousand. As of December 31, 2019, the entire balance of goodwill related to the Safe-T CGU was written-off.

For the year ended December 31, 2018

Safe-T CGU

As of December 31, 2018, the Company performed a goodwill impairment test for its Safe-T CGU. For the purpose of the goodwill impairment test, the recoverable amount was calculated based on its fair value less cost to sell of Company’s share. As of December 31, 2018, the recoverable amount exceeded the Company’s equity and therefore no goodwill impairment existed.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 -	INTANGIBLE ASSETS (continued):

c.	Intangible assets purchase

1.	On June 12, 2019, the Company completed the acquisition of NetNut, and certain assets required for NetNut’s operations. The intangible assets included are technology and customer supplier which are amortized over 5 years and classified to cost of revenues, and customer relations which are amortized over 7.5 years and classified to selling and marketing expenses. For further details, see Note 17.

2.

On December 8, 2020, the Company completed the acquisition of Chi Cooked. The intangible assets included are customer relations which are amortized over 7 years and classified to selling and marketing expenses. For further details, see Note 17.

3.

On December 24, 2020, NetNut signed an agreement for the purchase of a Virtual Private Network Platform in the amount of $200 thousand and additional revenue share payments for a period of two years commencing the delivery date. As of December 31, 2020, such technology was not yet delivered, and as a such, the Company recognized an intangible asset of $67 thousand, which represents the amount paid by the Company as of the financial position date.

On December 28, 2020, NetNut signed an additional agreement with the same seller, for the purchase of a customized open-source residential software in the amount of $100 thousand. As of December 31, 2020, such technology was not yet delivered, and as such, the Company recognized an intangible asset of $33 thousand, which represents the amount paid by the Company as of the financial position date.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 -	INTERESTS IN OTHER ENTITIES

Subsidiaries:

Set forth below are details regarding the Company’s subsidiaries as of December 31, 2020 and 2019:

Name of company	Principal place of business	Nature of business activities	Percentage held directly by the Company	Rate of shares held by the Company
			%
Safe-T Data A.R Ltd.	Israel	Development of data security software	100	100
Safe-T USA Inc.	USA	Business development and sales in the USA	-	100
NetNut Ltd.(1)	Israel	Business IPPN solution	100	100
Chi Cooked LLC (2)	USA	IPPN solution	-	100

(1)	Acquired on June 12, 2019
(2)	Acquired on December 8, 2020

NOTE 9 -	TAXES ON INCOME:

a.	Corporate taxation

The income of the Company, Safe-T and NetNut is taxed at the regular corporate tax rate in Israel, which is 23% for the year 2018 and thereafter.

Safe-T Inc. was taxed at a regular U.S. federal tax rate of 21% for the tax years 2020, 2019 and 2018. For the year ended December 31, 2020, Safe-T Inc and Chi Cooked will file a consolidated tax return, with Chi Cooked’s taxation period starting from its acquisition date by Safe-T Inc.

b.	Tax assessments

Tax assessments filed by the Company and Safe-T by 2015 are considered final. The tax assessment filed by the Safe-T Inc. by 2016 is considered final. NetNut and Chi Cooked have not received tax assessments since their incorporation.

c.	Carryforward tax losses

Carryforward tax losses in Israel of the Company amounted to approximately $3.9 million and $1.8 million as of December 31, 2020 and 2019, respectively.

Carryforward tax losses in Israel of Safe-T amounted to approximately $38.5 million and $31.5 million as of December 31, 2020 and 2019, respectively.

Carryforward tax losses in Israel of NetNut amounted to approximately $1.6 million and $0.4 million as of December 31, 2020 and 2019, respectively.

The Company did not recognize deferred taxes for these losses since their utilization is not expected in the foreseeable future.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 -	TAXES ON INCOME (continued):

d.	Deferred taxes

	Property, plant and equipment, net	Intangible assets, net	Total

Balance as of January 1, 2020	(33)	(1,007)	(1,040)
Changes during the year:
Taxes on income	23	224	247
Balance as of December 31, 2020	(10)	(783)	(793)

	Property, plant and equipment, net	Intangible assets, net	Carryforward tax losses	Total
	U.S. dollar in thousands
Balance as of January 1, 2019	-	-	-	-
Initial recognition due to business combination	(46)	(1,129)	149	(1,026)
Changes during the year:
Taxes on income	13	122	(149)	(14)
Balance as of December 31, 2019	(33)	(1,007)	-	(1,040)

e.	Theoretical tax reconciliation

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see section a above) and the actual tax expense:

	Year ended December 31,
	2020		2019		2018
	%	U.S. dollars in thousands	%	U.S. dollars in thousands	%	U.S. dollars in thousands

Loss before taxes on income, as reported in the statement of profit or loss	100	8,091	100	12,975	100	11,747
Theoretical tax saving on this profit or loss	(23)	(1,861)	(23)	(2,984)	(23)	(2,702)
Increase in taxes resulting from permanent differences - non-deductible expenses	1.1	86	8.0	1,039	4.5	524
Increase in taxes resulting from losses in the reported year for which deferred taxes were not recognized	18.9	1,529	15.2	1,968	18.6	2,184
Tax expenses	(3.04)	(246)	0.18	23	0.05	6

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10-	ACCOUNTS PAYABLE AND ACCRUALS:

a.	Accounts payable - other

	December 31
	2020	2019
	U.S. dollars in thousands

Employees and related institutions	698	654
Accrued expenses	660	899
	1,358	1,553

b.	The carrying amount of accounts payable, which are financial liabilities, is a reasonable approximation of their fair value since the effect of discounting is immaterial.

NOTE 11 -	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Royalties payable to the IIA

1)	Under the terms of a plan with IIA, Safe-T is committed to pay royalties to the IIA on proceeds from sales of products in the research and development of which the IIA participated by way of grants. Royalties are payable at the rate of 3% to 3.5% of the proceeds from such sales.

Safe-T completed the performance of the plan on October 31, 2015, and filed a final report to the IIA, who approved the report. Since 2015, Safe-T received a total of $146 thousand in grants. In February 2020, Safe-T paid final royalties and has no further royalties' payments obligation. Safe-T is still liable to certain limitations under the IIA law.

2)	On July 2, 2018, Safe-T completed the purchase of the intellectual property of CyKick. As part of such purchase, Safe-T committed to take CyKick’s liability of $374 thousand to pay royalties to the IIA on proceeds from sales of products in the research and development of which the IIA participated by way of grants. Royalties are payable at the rate of 3% to 3.5% of the proceeds from such sales. For the year ended December 31, 2020, the Company paid royalties in an amount of $9 thousand.

As of December 31, 2020 and 2019, the Company liability to pay the IIA royalties for future sales of CyKick’s technology on the consolidated financial position amounted to approximately $140 and 108 thousand, respectively.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 -	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

b.	Luminati action

On June 11, 2020, Luminati Networks Ltd. (“Luminati”) filed an action alleging infringement of patent against several companies, including against NetNut. The action was filed in the United States District Court, Eastern District of Texas, Marshal Division. The complaint was served to the Company on June 30, 2020.

Management is of the opinion that no violation was made by NetNut with respect to the asserted patents. NetNut denies any wrongdoing or liability and intends to defend itself against this complaint. The case is in its early stage and Luminati has not yet identified an alleged damage amount. As such, no amounts have been accrued related to the outcome of such claim.

c.	Contingent consideration related to NetNut acquisition

As a result of a commercial dispute relating to the Share and Asset Purchase Agreement with respect to NetNut’s acquisition (as further described in Note (17a)), on June 25, 2020, the Company entered into a settlement and release of claims agreement (the “Settlement Agreement”) with certain former shareholders of NetNut (the “Settling Shareholders”), consisting of 80% of the holdings of the former shareholders of NetNut, pursuant to which the Company will make certain payments to the Settling Shareholders in lieu of paying the Earnout Amount. On June 29, 2020, the Company paid $1.6 million on behalf of the Settlement Agreement. Also, based on the Settlement Agreement terms, the Company committed to pay by April 30, 2021 an additional earn-out payment ranging between $440 thousand and $800 thousand, depending on NetNut’s financial results for 2020. As of December 31, 2020, based on NetNut’s financial results, the final earn-out payment was set to $440,000.

As for the remining shareholder of NetNut, which elected not to join the Settling Shareholders as of December 31, 2020, the Company recorded a contingent consideration of $475 thousand, based on the same terms and amounts agreed with the Settling Shareholders within the Settlement Agreement. For further information regarding the settlement agreement signed with such shareholder after the financial position date, see Note 26(b).

As of December 31, 2020, the total contingent consideration related to NetNut acquisition amounted to $915 thousand.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 -	LEASES:

a.	Right-of-use assets

	Balance at	Additions	Disposals	Balance at
	beginning	during	during	end of
	of year	year	year	year
	U.S. dollars in thousands
For the year ended December 31, 2020
Cost
Property	465	174	-	639
Motor vehicles	113	162	(104)	171
	578	336	(104)	810

	Balance at	Additions	Disposals	Balance at
	beginning	during	during	end of
	of year	year	year	year
	U.S. dollars in thousands
For the year ended December 31, 2019
Cost
Property	19	446	-	465
Motor vehicles	147	26	(60)	113
	166	472	(60)	578

	Balance at	Amortization	Additions	Disposals	Balance at
	beginning	during	during	during	end of
	of year	year	year	year	year
	U.S. dollars in thousands
For the year ended December 31, 2020
Accumulated amortization
Property	(106)	(98)	-	-	(204)
Motor vehicles	(31)	(81)	-	49	63))
	(137)	(179)	-	49	(267)

	Balance at	Amortization	Additions	Disposals	Balance at
	beginning	during	during	during	end of
	of year	year	year	year	year
	U.S. dollars in thousands
For the year ended December 31, 2019
Accumulated amortization
Property	-	(65)	(41)	-	(106)
Motor vehicles	-	(50)	-	19	(31)
	-	(115)	(41)	19	(137)

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 -	LEASES (continued):

b.	Lease liabilities

	Balance at	Additions	Interest expense	Termination	Payments	Balance at
	beginning	during	during	during	during	end of
	of year	year	year	year	year	year
	U.S. dollars in thousands
Composition in 2020
Property	431	174	77	-	(148)	534
Motor vehicles	77	162	8	(52)	(66)	129
	508	336	85	(52)	(214)	663
Short-term lease liabilities:
Property						235
Motor vehicles						63
Long-term lease liabilities:
Property						299
Motor vehicles						66
						663

	Balance at	Additions	Interest expense	Termination	Payments	Balance at
	beginning	during	during	during	during	end of
	of year	year	year	year	year	year
	U.S. dollars in thousands
Composition in 2019
Property	19	443	49	-	(80)	431
Motor vehicles	147	26	27	(44)	(79)	77
	166	469	76	(44)	(159)	508
Short-term lease liabilities:
Property						135
Motor vehicles						49
Long-term lease liabilities:
Property						296
Motor vehicles						28
						508

Expense relating to short-term leases for the year ended December 31, 2020 and 2019 amounted to $123 and $211 thousand, respectively.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 -	RETIREMENT BENEFITS OBLIGATION:

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

The amounts recognized as expense in respect of defined contribution plans in 2020, 2019 and 2018, are $177 thousand, $205 thousand and $234 thousand, respectively.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 -	CONVERTIBLE DEBENTURES:

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

Each Lender was granted a 12-month participation right in a subsequent financing, up to the amount equal to 50% of the subsequent financing, which expired on June 5, 2020. The Lenders had a right to purchase additional debentures on the same terms until six months from June 4, 2019 (“Greenshoe Option”), which was extended until January 4, 2020. The Lenders also have a most favored nation right (the “Most Favored Nation Right” or “MFN”) for the term of the debenture with respect to a subsequent financing on better terms, such that the Lenders may convert into the subsequent financing terms on a dollar-for-dollar basis. Each of the Company’s wholly owned subsidiaries guarantees the obligations under the April 2019 Agreement. The Debentures and Warrants contain customary beneficial ownership blockers for the Lenders, which will prevent a Lender from acquiring a controlling block in the Company.

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

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 -	CONVERTIBLE DEBENTURES (continued):

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

Following the execution of the Second Repricing Agreement, the Lender exercised the said Warrants into 5,020 ADSs (representing 200,800 ordinary shares of the Company) on August 30, 2019 for consideration of $100 thousand.

On August 30, 2019, pursuant to a partial exercise of such Lenders’ Greenshoe Option, the Company signed a second securities purchase agreement, according to which the Company obtained another convertible loan from one of the Lenders in the amount of $400 thousand (the “August Greenshoe Debentures”). The August Greenshoe Debentures have an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. Upon issuance, the August Greenshoe Debentures were convertible at $19.92. The conversion price of the August Greenshoe Debentures would reset, but not below $8 per ADS, if there was a subsequent issuance of the Company’s securities below the conversion price per share, to the price of the subsequent issuance.

On October 31, 2019, the Company signed an additional securities purchase agreement, according to which the Company obtained another convertible loan from one of the Lenders, who partially exercised its Greenshoe Option in the amount of $500 thousand (the “October Greenshoe Debentures”). The October Greenshoe Debentures had an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. The October Greenshoe Debentures’ initial conversion price was $8.00 per ADS, subject to adjustments. The Company also signed an amendment to the April 2019 SPA with this Lender, that in exchange for waiving his Most Favored Nation Right with respect to the November 5, 2019 public offering, this Lender was able to exercise this right at any time following this offering, under the offering terms.

On November 5, 2019, the Company repaid Debentures in the amount of $470 thousand to the other Lender. Also, the Company paid to the other Lender an amount of $330 thousand for waiving his Most Favored Nation Right with respect only to the November 5, 2019 public offering. Following a public offering of the Company’s ADSs on November 5, 2019, the outstanding Warrants price of the said Lender was reset to $8.00.

The Company also agreed with one of the Lenders that he may exercise his respective Most Favored Nation Rights at any time for their total outstanding Debenture balance, while the respective Debenture was outstanding, in connection with the Company’s November 2019 Public Offering. If the Lender decided to exercise his Most Favored Nation Rights in connection with the November 2019 Public Offering, then the Lender would exchange his debentures for (i) ADSs at an exchange rate equal to $7.00, the per ADS offering price in the November 2019 Public Offering, and (ii) an even number of ADS purchase warrants at $7.70 per ADS (the “$7.70 MFN Warrants”), which $7.70 MFN Warrants were to be in form and substance identical to the warrants issued in the concurrent private placement to the November 2019 Public Offering, except for also having cashless exercise mechanism.

During November 2019, the lender converted debentures at an aggregate amount of approximately $1.6 million and was issued with 344,144 $7.70 MFN Warrants at expiration terms of 5 years from issuance.

On December 4, 2019, the Company agreed to extend the Lenders’ Greenshoe Option, until January 4, 2020.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 -	CONVERTIBLE DEBENTURES (continued):

On December 26, 2019, the Company signed an additional securities purchase agreement, according to which the Company obtained another convertible loan from the Lenders, who partially exercised their Greenshoe Option in the approximate amount of $666 thousand for each Lender, for a total of $1,332 thousand (the “December Greenshoe Debentures”). The December Greenshoe Debentures had an 18-month term from issuance and bear interest at 8% per annum payable quarterly in cash or ADSs. According to the agreement, the December Greenshoe Debentures as well as all previous outstanding Debentures, are convertible at $8.00, subject to adjustments. In addition, the Lenders had a Most Favored Nation Right for a subsequent financing on better terms, for the term of the Debentures, for the December Greenshoe Debentures as well as for all previous outstanding Debentures in the amount of $3,854 thousand, such that the Lenders were able to convert into the subsequent financing on a dollar-for-dollar basis or at the terms of the Company’s December 2019 registered direct offering.

The Company has also agreed with the Lenders that the Lenders may exercise their respective Most Favored Nation Rights at any time for their total outstanding Debenture balance, while the respective Debenture is outstanding, in connection with the Company’s December 2019 Registered Direct Offering. If the Lenders decided to exercise their Most Favored Nation Rights in connection with the December 2019 Registered Direct Offering, then the Lenders would exchange their debentures for (i) ADSs at an exchange rate equal to $3.15, the per ADS offering price in the December 2019 Registered Direct Offering, and (ii) an even number of ADS purchase warrants at $3.30 per ADS (the “$3.30 MFN Warrants”), which $3.30 MFN Warrants would be in form and substance identical to the warrants issued in the concurrent private placement to the December 2019 Registered Direct Offering.

During 2019, the Lenders were issued 410,045 ADSs (16,401,808 ordinary shares) upon conversion of Debentures including interest, as well as exercises of Warrants, and as a result, a net amount of approximately $3.3 million thousand was classified to equity. As of December 31, 2019, the actual outstanding amount of the Debentures principle summed to $3,854 thousand.

On January 4, 2020, the Greenshoe Option of the Lenders expired, with no additional exercises of the right.

During the period from January 1, 2020 through April 1, 2020, the Lenders were issued 1,092,575 ADSs upon conversion of Debentures including interest at an aggregate amount of approximately $3.3 million. Also, they were issued with 1,053,417 $3.30 MFN Warrants, which can be exercised into 1,053,417 ADSs.

On April 1, 2020, one of the Lenders converted in full its outstanding Debenture, excluding periodical interest payment, which accrued up to such date. On June 1, 2020, the Company issued to this Lender 17,133 ADSs on behalf the final and last accrued interest payment.

On April 23, 2020, the Company retired in full its outstanding Debenture to the other Lender, by payment of $836 thousand, which included redemption premium and accrued interest of $680 thousand as well as issuance expenses of $156 thousand.

For accounting purposes, these financial instruments were classified as financial liabilities in the consolidated statement of financial position as of December 31, 2020 and December 31, 2019 (the Warrants (including MFN Warrants) and Greenshoe Option as “derivative financial instruments” and the Debentures as “convertible debenture”). The Convertible Debentures were designated at fair value through profit or loss, given the conversion option derivative embedded in such instrument. Changes in the Company’s own credit risk from the date of initial recognition are negligible. The Warrants (including MFN Warrants) and Greenshoe Option are derivative financial instruments measured at fair value through profit or loss. These financial liabilities were initially recognized at fair value, adjusted to reflect the day 1 loss and are measured at fair value in each period-end while unrecognized day 1 loss is amortized over the contractual life of each instrument.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 -	SHARE BASED PAYMENT:

a.	The Company maintains a share-based payment plan for employees, directors and consultants (the “Plan”). According to the Plan, the options vest over a period of up to four years, and their term period is ten years. Nevertheless, the Board of Directors is qualified to resolve on different vesting terms. Below is a summary of the Company’s grants under the Plan during 2018, 2019 and 2020:

Date of grant	Options amount	Exercise price	Fair value at the date of grant (2)	Volatility (3)	Risk free interest	Expected term
		in NIS	in thousand $			In years
June 20, 2018	33,502	29.80-59.40	130	75.50%	2.24%	10
June 20, 2018	11,500	28.60	72	75.30%	2.24%	10
October 2, 2019	269,476	0.02-4.062	189	81.33%	0.72%	3
February 25, 2020 (1)	526,589	0.001	27			3
May 26, 2020 (1)	306,870	0.00	10			3
August 2, 2020	51,290,000	0.00-0.151	1,341	99.89-109.54%	0.16-0.71%	3-10
August 30, 2020	300,000	0.131	5	99.08%	0.74%	10
September 15, 2020	36,450,000	0.151	483	98.66-120.99%	0.07-0.82%	1.5-10
December 23, 2020 (1)	422,400	0.00	13			3

(1)	Fully vested at grant date, calculated according to the intrinsic value at the date of grant.

(2)	The early exercise multiple used for the fair value calculations for grants during 2020, 2019 and 2018 is 2.5 for each offeree.

(3)	Volatility is based on volatility data of the traded share price of the Company.

b.	Movement in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2020		2019		2018
	Number	Average	Number	Average	Number	Average
	of	exercise	of	Exercise	of	Exercise
	options	price	options	Price	options	Price
		$		$		$
Outstanding at beginning of year:	261,276	6.20	173,628	22.19	202,763	25.20
Granted	89,296,128	0.03	269,476	0.88	45,002	9.20
Exercised	(251,299)	-	(66,330)	0.01	(8,963)	11.40
Forfeited	(1,050,000)	0.04	(20,720)	11.26	(47,767)	24.60
Expired	(3,281)	26.05	(15,476)	16.89	(17,407)	22.60
Cancelled	-	-	(79,302)	24.93	-	-
Outstanding at end of year	88,252,824	0.05	261,276	6.20	173,628	22.20
Exercisable at end of year	5,909,170	0.15	253,871	3.22	93,969	17.80

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 -	SHARE BASED PAYMENT (continued):

c.	The following table summarizes information about exercise price and the remaining contractual life of options outstanding at the end of 2020, 2019 and 2018:

	2020		2019		2018
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	outstanding	remaining	outstanding	remaining	outstanding	remaining
Exercise	at	contractual	at	contractual	at	contractual
Prices	end of year	Life	end of year	Life	end of year	Life
$		Years		Years		Years
-	55,571	2.40	-	-	-	-
-	3,050,000	2.59	-	-	-	-
-	422,400	2.98	-	-	-	-
-	20,850,000	9.59	-	-	-	-
-	526,859	2.15	-	-	-	-
0.04	300,000	9.67	-	-	-	-
0.04	180,000	2.59	-	-	-	-
0.04	26,160,000	9.59	-	-	-	-
0.04	34,350,000	9.59	-	-	-	-
0.04	2,100,000	1.20
1.17	203,146	1.75	203,146	2.76	-	-
7.97	14,771	3.38	14,771	4.39	14,771	5.39
7.97	10,992	4.22	10,992	5.23	16,139	6.25
7.97	13,081	5.05	13,081	6.05	13,081	7.05
7.97	500	7.47	1,281	8.48	18,501	9.48
7.97	7,500	7.47	7,500	8.48	10,000	9.48
12.20	-	-	-	-	941	6.01
16.40	-	-	-	-	5,000	9.48
24.40	1,000	6.91	1,000	7.91	13,500	8.91
24.80	2,004	5.66	2,004	6.66	21,570	7.66
24.80	-	-	-	-	7,778	7.71
24.80	2,500	6.24	2,500	7.24	16,145	8.24
24.80	-	-	-	-	11,501	8.56
24.80	-	-	-	-	5,000	8.32
24.80	-	-	2,500	1.58	7,500	8.66
25.60	-	-	-	-	-	-
27.40	-	-	-	-	170	7.66
31.60	-	-	-	-	2,500	8.66
34.60	-	-	-	-	2,500	0.66
35.20	-	-	-	-	1,406	8.25
36.60	-	-	-	-	-	-
38.80	2,500	6.56	2,500	7.56	5,625	8.56
	88,252,824		261,276		173,628

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 -	SHARE BASED PAYMENT (continued):

d.	Warrants grant to a service provider

On December 1, 2020, the Company issued 50,000 warrants to a certain service provider, which can be exercised into 50,000 ADSs (2,000,000 ordinary shares) using a cashless mechanism. The exercise price of the warrants is $1.015 per ADS, they vest 50% upon issuance and 50% following 6 months form the date of grant, and their expiration date is 3 years from the date of issuance.

The fair value of the warrants which was computed according to the Black-Scholes model, amounted to $52 thousand. This value is based on the following assumptions: expected volatility of 115.78%, risk free interest of 0.17%, expected term until exercise of 2.92. Volatility is based on volatility data of share price of software companies for periods matching the expected term of the warrant until exercise.

e.	Expenses recognized in the financial statements

The costs which were recognized in the Company’s financial statements in respect of services received from its employees and consultants are presented in the table below:

	Year ended December 31,
	2020	2019	2018
	U.S. dollars in thousands
Share-based payment plans	742	612	381

The plans are intended to be governed under rules set for that purpose in the Plan. The exercise prices of the options that are exercisable into shares as of December 31, 2020 range between $0.00 to $38.86.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	SHAREHOLDERS’ EQUITY:

a.	Share capital

As of December 31, 2020 and 2019, the Company’s share capital is composed as follows:

	Number of shares
	Authorized		Issued and paid
	December 31,		December 31,
	2020 (*)	2019	2020	2019

Ordinary shares of no-par value	3,000,000,000	250,000,000	726,103,611	56,391,512

(*)	On January 28, 2020, the Company’s shareholders approved an increase of the authorized share capital of the Company by an additional 1,250,000,000 ordinary shares, and to amend and restate the articles of association of the Company to reflect the same.

On September 15, 2020, the Company’s shareholders approved an increase of the authorized share capital of the Company by an additional 1,500,000,000 ordinary shares, and to amend and restate the articles of association of the Company to reflect the same.

The Company’s ordinary shares are traded on the TASE, and, commencing August 21, 2018, the Company’s ADSs are traded on the Nasdaq under the symbol “SFET.” Each ADS represents 40 ordinary shares. The last reported market price for the Company’s securities on December 31, 2020 was $1.42 per ADS on the Nasdaq and $0.037 per share on the TASE (based on the exchange rate reported by the Bank of Israel for that date).

b.	Private offerings

During 2018, the Company raised approximately $3.5 million, before deducting issuance expenses, in a series of private offerings, as follows:

Date of offering	Number of shares	Unit price (in NIS)	Gross proceeds (U.S. dollars in thousands)
June 3, 2018	381,729	26-30	2,959
June 3, 2018	20,823	6	34
September 25, 2018	289,079	6	481

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

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	SHAREHOLDERS’ EQUITY (continued):

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

For accounting purposes, the Company recognized financial liabilities in respect of warrants and in respect of anti-dilution features. The warrants are measured at fair value (level 1) in accordance with their quoted price. Changes are recorded to profit or loss on a periodic basis. The anti-dilution features are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction. Changes are recorded to profit or loss on a periodic basis. The equity component is initially recognized by subtracting the fair value of the financial liabilities from consideration received. The equity component is not re-measured in subsequent periods. Issuance expenses of $1,545 thousand in 2018 were allocated on a pro-rata basis to the three components mentioned above.

c.	Public and registered direct offerings

1.	On August 21, 2018, the Company completed an underwritten public offering on the Nasdaq of 25,522 units comprised of 25,522 ADSs at a price of $287 per ADS, 25,522 Series A warrants to purchase up to 38,278 ADSs with an exercise price of $287 per ADS, and 25,522 Series B warrants to purchase up to a maximum of 59,670 ADSs. The Company received aggregate gross proceeds of approximately $7.335 million from the offering.

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

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	SHAREHOLDERS’ EQUITY (continued):

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

As of December 31, 2019, 58,231 ADS were exercised by the Series B warrants holders, such that the unexercised balance as of this date was 1,431 ADSs.

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

2.	On November 5, 2019, the Company completed an additional underwritten public offering of approximately $3.5 million, before deducting underwriting discounts, commissions and other offering expenses. The offering consisted of (i) 121,400 units (the “November 2019 Units”) of ADSs and warrants to purchase 1.5 ADSs per warrant (the “November 2019 Warrants”), with each November 2019 Unit consisting of one ADS and one November 2019 Warrant, and (ii) 378,500 pre-funded units (the “November 2019 Pre-Funded Units”), with each November 2019 Pre-Funded Unit consisting of a pre-funded warrant to purchase one ADS (a “November 2019 Pre-Funded Warrant”) and a November 2019 Warrant.

Each November 2019 Unit was sold at a price of $7.00 per unit, and each November 2019 Pre-Funded Unit was sold at a price of $7.00 per unit, including the November 2019 Pre-Funded Warrant exercise price of $0.001 per full ADS. The November 2019 Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price. The November 2019 Warrants have a per ADS exercise price of $7.70 per full ADS, are exercisable immediately, and will expire five years from the date of issuance.

The Company granted the underwriter a 45-day option to purchase up to an additional 74,985 ADSs and/or November 2019 Warrants to cover over-allotments, if any. The underwriter did not exercise its option.

As of December 31, 2019, all November 2019 Pre-Funded Units from this offering were exercised in exchange for the exercise price of $0.001 per ADS, as well as 10,000 warrants that were exercised in an aggregate amount of $77 thousand.

3.	On December 26, 2019, the Company completed the December 2019 Registered Direct Offering of $1,668 thousand, before deducting offering expenses. The offering consisted of (i) 269,272 ADSs, and (ii) 260,281 pre-funded warrants, each to purchase one ADS and one regular warrant to purchase one ADS at an exercise price of $3.30 (the “December 2019 Pre-Funded Warrants”).

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	SHAREHOLDERS’ EQUITY (continued):

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

4.	On April 2, 2020, the Company completed a registered direct offering of $720 thousand, before deducting offering expenses. The offering consisted of 450,000 ADSs at a price per ADS of $1.60.

5.

On April 23, 2020, the Company completed an additional underwritten public offering of approximately $8.4 million, before deducting underwriting discounts, commissions and other offering expenses. The offering consisted of ((i) 858,600 units (the “April 2020 Units”) of ADS and warrants to purchase one ADS per warrant (the “April 2020 Warrants”), with each Unit consisting of one ADS and one Warrant, and (ii) 6,777,500 pre-funded units (the “April 2020 Pre-Funded Units”), with each Pre-Funded Unit consisting of a pre-funded warrant to purchase one ADS (an “April 2020 Pre-Funded Warrant”) and one Warrant.

Each April 2020 Unit was sold at a price of $1.10 per unit, and each April 2020 Pre-Funded Unit was sold at a price of $1.099 per unit, including an exercise price of $0.001 per full ADS. The April 2020 Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price. The Warrants have a per ADS exercise price of $1.20 per full ADS, are exercisable immediately, and will expire five years from the date of issuance.

The Company granted the underwriter a 45-day option to purchase up to an additional 1,145,415 ADSs and/or April 2020 Warrants to cover over-allotments, if any. The underwriter did not exercise its option.

As of December 31, 2020, all the April 2020 Pre-Funded Warrants were exercised into 6,777,500 ADSs in exchange for an aggregate exercise amount of approximately $7 thousand. Also, 3,059,000 April 2020 Warrants were exercised into 3,059,000 ADSs in exchange for an aggregate exercise amount of approximately $3.7 million.

6.

On July 22, 2020, the Company closed a registered direct equity offering. The offering included the issuance of 3,075,000 ADSs at a purchase price of $1.40 per ADS, and 1,145,000 pre-funded warrants (the “July 2020 Pre-Funded Warrants”). The July 2020 Pre-Funded Warrants were sold at a price of $1.40 each, including the July 2020 Pre-Funded Warrant exercise price of $0.001 per full ADS. The July 2020 Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price. The offering resulted in gross proceeds to the Company of approximately $5.9 million.

As of December 31, 2020, all the July 2020 Pre-Funded Warrants were exercised into 1,145,000 ADSs in exchange for an aggregate exercise amount of approximately $1 thousand.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 -	SHAREHOLDERS’ EQUITY (continued):

d.	Reverse Split

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

e.	Rights conferred by shares

Ordinary shares

The ordinary shares confer upon their holders voting rights, the right to receive dividends, the right to a share in excess assets upon liquidation of the Company and other rights as set out in the Company’s articles of association.

NOTE 17 -	BUSINESS COMBINATION:

a.	NetNut acquisition

On April 4, 2019, the Company entered into a share and asset purchase agreement (the “Share and Asset Purchase Agreement”) with NetNut and its shareholders, pursuant to which the Company acquired all (100%) of the outstanding share capital of NetNut (“Purchased Shares”), a private Israeli company, in the business IPPN solution industry, and certain assets of DiViNetworks Ltd. (“DiVi”), NetNut’s former controlling shareholder, which its assets are required for the ongoing operations of NetNut (the “Purchased Assets”). The Purchased Shares and asset acquired were accounted for together as a business combination.

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

An amount of up to $5,000 thousand payable in contingent consideration (the “EarnOut Amount”), to be paid and distributed to the shareholders of NetNut upon NetNut achieving certain revenue milestones in 2019 and for which the Company has granted a first security interest and pledge in 30% of the NetNut shares. The payment of the payable EarnOut Amount was deferred to the time when the Company’s financial results for the year 2019 are published. The Company, at its sole discretion, could elect to pay up to fifty percent (50%) of the EarnOut Amount in ordinary shares (the “EarnOut Shares”), provided that in any event, the amount of the EarnOut Shares will not exceed 2,237,814 ordinary shares (representing a quotient of half of the maximum EarnOut amount, i.e. $2,500 thousand, divided by the Initial Consideration PPS).

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 -	BUSINESS COMBINATION (continued):

In consideration for the sale, delivery, transfer and assignment of the Purchased Assets, the Company agreed to pay DiVi at Closing:

An aggregate amount equal to $6,300 thousand (the “Assets Purchase Price”). The Assets Purchase Price was paid as follows:

●	An amount equal to $3,455 thousand was paid at Closing in immediately payable funds;

●	An amount equal to $325 thousand was deposited in escrow;

●	An amount equal to $2,520 thousand, was paid at Closing in ordinary shares, issued at a per share price equal to the Initial Consideration PPS, i.e. 2,255,717 ordinary shares.

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

The market price per share is the share closing price on the TASE as of June 12, 2019, translated into U.S. dollars using the exchange rate as of such date.

The fair value of the contingent consideration was valued using a Monte Carlo model. The primary inputs are described in Note 3. On June 25, 2020, the Company entered into a settlement and release of claims agreement, refer also Note 11(c).

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 -	BUSINESS COMBINATION (continued):

As of June 12, 2019
U.S. dollars in thousands
The fair values of the identifiable assets and liabilities:
Cash and cash equivalents	79
Accounts receivable – trade	130
Accounts receivable – other	175
Property, plant and equipment	14
Right of use assets	405
Servers	199
Technology and supplier relations*	4,651
Customer relations*	259
Short-term loan	(24)
Accounts payable – trade	(170)
Accounts payable – other	(343)
Contract liabilities	(99)
Lease liabilities	(443)
Deferred taxes liabilities	(1,026)
Total identifiable net assets at fair value	3,807
Goodwill	7,356
Total purchase price	11,163

*	Technology and supplier relations and customer relations are amortized on a straight-line basis over 5 years and 7.5 years, respectively. Goodwill primarily represented the value of expected synergies arising from the acquisition, as well as assembled workforce, and was allocated entirely to the IPPN services segment.

On October 3, 2019, the Company received an amount of $233 thousand as a repayment on behalf of the acquisition, due to the acquisition working capital adjustments. The repaid amount was allocated as a deduction to the goodwill amount, which was set to $7,356 thousand.

From the date of acquisition through December 31, 2019, NetNut had contributed $1,976 thousand to the revenue of the Company and had increased loss from continuing operations of the Company by $82 thousand. If the business combination had taken place on January 1, 2019, consolidated unaudited pro forma revenue and loss from continuing operations would have been $4,510 thousand and $13,045 thousand, respectively, for the year ended December 31, 2019.

b.	Chi Cooked acquisition

On December 8, 2020, the Company entered into an equity purchase agreement (the “EPA”) with Chi Cooked LLC and its sole shareholder, pursuant to which the Company acquired all (100%) of the outstanding equity interests of Chi Cooked (“Equity Interest”), a private US, Illinois based company, in the business IPPN solution industry. The Equity Interest acquired were accounted as a business combination.

In consideration for the Equity Interest, the Company agreed to pay Chi Cooked’s sole shareholder an amount equal to $1,100 thousand (the “Initial Equity Interest Price”). The parties agreed that the Initial Equity Interest Price may be increased or decreased on a dollar-for-dollar basis in the event Chi Cooked has a positive or a negative working capital on the date of the Closing. Pursuant to this mechanism, in March 2021 the Initial Equity Interest Price was decreased by $51 thousand.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 -	BUSINESS COMBINATION (continued):

An additional amount equal to Chi Cooked’s 2021 revenues less $1 million, and subject to an operating margin of at least 37.5%, will be paid in April 2022. The Company, in its sole discretion, may pay up to 25% of the contingent consideration by issuing ADSs.

Transaction costs, at the amount of $118 thousand were charged to profit or loss within “general and administrative expenses.”

The fair value of the contingent consideration was valued using a Monte Carlo model. The primary inputs are described in Note 3.

As of December 8, 2020
U.S. dollars in thousands
Purchase price:
Cash consideration	1,049
Contingent consideration	684
Total purchase price	1,733

As of December 8, 2020
U.S. dollars in thousands
The fair values of the identifiable assets and liabilities:
Cash and cash equivalents	30
Accounts receivable – trade	11
Accounts receivable – other	61
Customer relations*	515
Accounts payable – trade	(12)
Accounts payable – other	(2)
Contract liabilities	(139)
Total identifiable net assets at fair value	464
Goodwill	1,269
Total purchase price	1,733

*	Customer relations are amortized on a straight-line basis over 7 years. Goodwill primarily represented the value of assembled workforce and is part of the IPPN services segment.

From the date of acquisition through December 31, 2020, Chi Cooked had contributed $92 thousand to the revenue of the Company and had decreased loss from continuing operations of the Company by $4 thousand. If the business combination had taken place on January 1, 2020, consolidated unaudited pro forma revenues and gain from continuing operations would have been $1,290 thousand and $363 thousand, respectively, for the year ended December 31, 2020.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 -	REVENUES AND COST OF REVENUES:

a.	Revenues

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands

Revenues from IPPN services	3,839	1,976	-
Revenues from licenses	447	625	794
Revenues from provision of maintenance and support services	587	655	606
Revenue from other license related services	13	28	66
	4,886	3,284	1,466

b.	Revenue recognized in relation to contract liabilities

The following table includes revenue expected to be recognized in the future related to performance obligations that are unsatisfied at the reporting date.

U.S. dollars in thousands	2021	2022 and thereafter	Total
Contracts with customers	441	41	482

The Company recognized $562 thousand of revenue related to beginning of the period contract liability balances.

c.	Cost of revenues

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands

Payroll and related expenses	257	206	367
Share-based payment	5	31	55
Amortization of and depreciation	1,084	863	270
Impairment of intangible assets	-	270	-
Cost of internet services providers	973	360	-
Cost of networks and servers	129	88	-
Other	51	71	99
	2,499	1,889	791

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 -	RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands

Payroll and related expenses	999	1,483	1,632
Share-based payment	124	6	13
Subcontractors	911	668	421
Other	168	328	348
	2,202	2,485	2,414

NOTE 20 -	SELLING AND MARKETING EXPENSES:

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands

Payroll and related expenses	2,009	2,007	2,801
Share-based payment	299	180	123
Professional fees	461	363	1,118
Marketing	440	452	699
Selling commissions	692	378	86
Other	314	403	715
	4,215	3,783	5,542

NOTE 21 -	GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands

Payroll and related expenses	1,130	838	667
Share-based payment	326	396	190
Professional fees	2,184	2,018	885
Other	557	505	183
	4,197	3,757	1,925

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 -	FINANCIAL EXPENSES, NET:

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands
Finance expenses:
Bank fees and interest	(152)	(166)	(20)
Issuance expenses	(156)	(447)	(517)
Changes financial liabilities at fair value through profit or loss, including day 1 loss	-	(5,649)	(2,839)
Exchange differences	-	-	(120)
Total finance expenses	(308)	(6,262)	(3,496)

Financing income:
Changes in financial liabilities at fair value through profit or loss, including day 1 loss	3,245	3,050	945
Interest received from institutions	14	4	10
Exchange differences	289	24	-
Total financing income	3,548	3,078	955
Financing income (expenses), net	3,240	(3,184)	(2,541)

NOTE 23 -	LOSS PER SHARE:

a.	Basic

Basic loss per share is calculated by dividing the loss attributable to the Company’s owners by the weighted average number of ordinary shares in issue (including pre-funded warrants).

	Year ended December 31
	2020	2019	2018

Loss attributable to Company’s owners (U.S. dollars in thousands)	(7,845)	(12,998)	(11,753)
The weighted average of the number of ordinary shares in issue, including pre-funded warrants (in thousands)	442,949	13,599	1,765
Basic loss per share (U.S. dollars)	(0.02)	(0.96)	(6.66)

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 -	LOSS PER SHARE (continued):

b.	Diluted

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

	Year ended December 31
	2020	2019	2018

Loss attributable to Company’s owners, used in computation of basic loss per share (U.S. dollars in thousands)	(7,845)	(12,998)	(11,753)
Adjustment in respect of the finance income relating to anti-dilution mechanism and compensation feature (U.S. dollars in thousands)	-	-	(710)
Adjustment in respect of the finance income relating to B Warrants and Warrants (U.S. dollars in thousands)	-	(1,462)	-
Adjustment in respect of the finance income relating to Convertible Debentures (U.S. dollars in thousands)	(1,692)	-	-
	(9,537)	(14,460)	(12,463)

The weighted average of the number of ordinary shares in issue used in computation of basic loss per share (in thousands)	442,949	13,599	35,302
Adjustment in respect of incremental shares assuming the conversion to anti-dilution mechanism and compensation feature (in thousands)	-	-	344
Adjustment in respect of incremental shares assuming the conversion to B Warrants and Warrants (in thousands)	-	421	-
Adjustment in respect of incremental shares assuming the conversion to Convertible Debentures (in thousands)	12,517	-	-
	455,466	14,020	35,646
Diluted loss per share (U.S. dollars)	(0.02)	(1.03)	(6.99)

The calculation of diluted loss per share for December 31, 2020 does not gives effect to the potential share issuance of ordinary shares upon the exercise of options to employees and service providers, Warrants and MFN Warrants, as their effect is anti-dilutive.

The calculation of diluted loss per share for December 31, 2019 does not gives effect to the potential share issuance of ordinary shares upon the exercise of options to employees and service providers, Convertible Debentures, Greenshoe Option, Warrants and MFN Warrants, as their effect is anti-dilutive.

The calculation of diluted loss per share for December 31, 2018 does not gives effect to the potential share issuance of ordinary shares upon the exercise of options to employees and service providers, as their effect is anti-dilutive.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 -	RELATED PARTIES TRANSACTIONS AND BALANCES:

“Related Parties” - As defined in IAS 24, “Related Party Disclosures” (“IAS 24”).

Key management personnel - included together with other entities in the said definition of “related parties” in IAS 24, include the members of the Board of Directors and senior executives.

a.	Transactions with related parties

1)	Compensation to related parties

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands
Compensation to directors employed by the Company	1,122	656	470
Compensation to other key management personnel	1,245	1,410	1,646
Compensation to directors who are not employed by the Company	80	80	66

2)	Compensation to key management personnel, including employed directors

The compensation paid to key management personnel for work services they provide to the Company is as follows:

	Year ended December 31
	2020	2019	2018
	U.S. dollars in thousands
Payroll, management fees, and other short-term benefits	1,402	1,721	1,758
Bonuses and commissions	667	173	146
Share-based payments	297	226	219
	2,366	2,120	2,123

b.	Balances with related parties

	December 31
	2020	2019
	U.S. dollars in thousands
Employees payable	58	53
Employees accrued vacation	141	110
Accrued bonuses & commissions	142	170
Accounts payable	71	69
	412	402

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 -	ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION:

Management has determined the Company’s operating segments based on the information reviewed by the Company’s chief operating decision maker for the purpose of allocating resources to the segments and assessing their performance. The chief operating decision maker, who is the Company's Chief Executive Officer, examines the performance of the operating segments based on revenues and adjusted operating profit (loss), which is calculated based on operating profit (loss) before depreciation and amortization, impairment of goodwill and intangible assets, contingent consideration measurement and the effects of share-based payment transactions.

As of December 31, 2020, and following the NetNut acquisition at June 12, 2019, the Company has two operating segments: Cyber Security and IPPN services.

	Cyber Security	IPPN Services	Total
	Year ended December 31, 2020
	U.S. dollar in thousands
Revenues	1,047	3,839	4,886

Adjusted operating loss	(5,287)	(835)	(6,122)
Share-based payments			(742)
Contingent consideration measurement			(345)
Impairment of goodwill and intangible assets			(2,759)
Depreciation and amortization			(1,363)
Operating loss			(11,331)
Financial expenses, net			3,240
Taxes on income			246
Net loss for the period			(7,845)

	Cyber Security	IPPN Services	Total
	Year ended December 31, 2019
	U.S. dollar in thousands
Revenues	1,308	1,976	3,284

Adjusted operating loss	(6,715)	89	(6,626)
Share-based payments			(612)
Contingent consideration measurement			(159)
Impairment of goodwill and intangible assets			(1,272)
Depreciation and amortization			(1,122)
Operating loss			(9,791)
Financial expenses, net			(3,184)
Taxes on income			(23)
Net loss for the period			(12,998)

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 -	ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION (continued):

As of the date of these consolidated financial statements, most of the Company’s customers are commercial Israeli and American companies. The remaining Company customers are European companies. Set forth below is a breakdown of the Company’s revenues by geographic regions:

	Israel	USA	Other	Total
		U.S. dollars in thousands
Company’s revenues:
For the year 2020	973	1,837	2,076	4,886
For the year 2019	1,071	1,418	795	3,284
For the year 2018	988	353	125	1,466

NOTE 26 -	SUBSEQUENT EVENTS:

a.	Post financial statements date conversions and exercises

During the period from January 1, 2021 until the financial statements date, 3,090,900 April 2020 Warrants were exercised into 3,090,900 ADSs, for a total consideration of approximately $3.7 million.

b.	Settlement agreement with the last NetNut’s former shareholder

On February 25, 2021, the Company signed a settlement and release of claims agreement with a NetNut’s shareholder that was not a party to the Settlement Agreement that was signed in June 2020 (See Note 11(c)). According to the agreement, the shareholder will be entitled to a contingent consideration payment of $475 thousand (after a deduction of $35 thousand), based on the same terms and amounts agreed with the Settling Shareholders within the Settlement Agreement. On February 28, 2021, the Company paid an amount of $400 thousand. The remain balance of $75 thousand will be paid as final payment by April 30, 2021.

c.	Registered direct equity offering

On February 18, 2021, the Company closed a registered direct equity offering. The offering included the issuance of 4,615,000 ADSs at a purchase price of $2.00 per ADS, and 260,000 pre-funded warrants. The pre-funded warrants were sold at a price of $2.00 each, including the pre-funded warrant exercise price of $0.001 per full ADS. The pre-funded warrants will be exercisable at any time after the date of issuance upon payment of the exercise price.

The offering resulted in gross proceeds to the Company of approximately $9.75 million.

d.	Options grant

On March 7, 2021, the Company’s board of directors approved an aggregate grant of 12,850,183 options to purchase 12,850,183 ordinary shares, to employees and consultants. The exercise prices of the options granted range from NIS 0 to NIS 0.157 per share (approximately $0.05), their vesting schedules range between immediate vesting to 3 years, and they will expire 3-10 years from the grant date.