Form 20-F
period 2021-12-31
Safe-T Group Ltd.
filed 2022-03-29
CIK 1725332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Shachar Daniel
Chief Executive Officer
+972-9-8666110
Shachar.daniel@safe-t.com
8 Abba Eban Ave.
Herzliya
4672526, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depository Shares each representing one Ordinary Share, no par value per share(1) Ordinary Shares, no par value per share(2)	SFET	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

30,260,339 Ordinary Shares, no par value, as of December 31, 2021.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes ☐ No ☒

i

INTRODUCTION

We are a global provider of cybersecurity and privacy solutions to consumers and enterprises. We operate in three distinct segments, providing solutions according to specific needs. The segments include enterprise cybersecurity solutions, enterprise privacy solutions, and consumer cybersecurity and privacy solutions.

Our cyber security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured and encrypted connection, masking consumers online activity and keeping them safe from hackers. The solutions are designed for advanced and basic users, ensuring complete protection for all personal and digital information.

Our privacy solutions for enterprises are based on our fast, advanced and secured proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web, using a unique hybrid network. Our network is the only one that comprises millions of residential exit points and hundreds of servers through a comprehensive network of Internet Service Providers, or ISPs, partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability and the speed of the service.

Our ZoneZero® cybersecurity solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizations’ access use cases, whether from outside the organization or within the organization, are secured according to our “validate first, access later” zero trust philosophy. The ZoneZero® cybersecurity solutions are developed, marketed, sold and supported from November 2021 exclusively by TerraZone Ltd., a cybersecurity specialist reseller.

On September 19, 2021, our shareholders approved a reverse split of our Ordinary Shares at a ratio of 1-for-40, with respect to our then issued Ordinary Shares, and/or any Ordinary Shares issuable pursuance to outstanding convertible securities such as options and warrants issued by us. The implementation of the reverse split of our Ordinary Shares resulted in the reduction of the number of authorized Ordinary Shares as well as the issued and outstanding Ordinary Shares in accordance with the exchange ratio (1:40). Therefore, on September 19, 2021, we effected a change in the ratio of our ADSs (trading on the Nasdaq Capital Market) to Ordinary Shares (trading on the Tel Aviv Stock Exchange) from one (1) ADS representing forty (40) Ordinary Shares to a new ratio of one (1) ADS representing one (1) Ordinary Share. All descriptions of our ADS herein, including ADS amounts and per ADS amounts, are presented after giving effect to the ratio change and such reverse split of our Ordinary Shares.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Safe-T” refer to Safe-T Group Ltd. and its wholly owned Israeli subsidiaries NetNut Ltd., or NetNut, Safe-T Data A.R Ltd., or Safe-T Data, CyberKick Ltd., or CyberKick, CyberKick’s wholly owned subsidiaries - iShield Inc., a Delaware corporation, RoboVPN Inc., a Delaware corporation and Spell Me Ltd., a Seychelles corporation, Safe-T Data’s wholly owned subsidiary, Safe-T USA Inc., a Delaware corporation, and Safe-T USA Inc.’s wholly owned subsidiary, NetNut Networks LLC, an Illinois limited liability company.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value per share that have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “SFET”. References to ADSs are to our American Depository Shares, representing our Ordinary Shares, that have been trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “SFET” since August 17, 2018. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures and ability to continue as a going concern;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with channel partners;

●	our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations, including taking steps to expand our activities in Europe and Southeast Asia and to enter into engagements with new business partners in those markets;

●	our intention to increase marketing and sales activities;

●	our intention to establish partnerships with industry leaders;

● ●	our ability to implement on-line distribution channels and to generate sales from such channels; our ability to locate additional funding available to us on acceptable terms;

●	our ability to retain key executive members;

●	our ability to internally develop new inventions and intellectual property;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws;

●	our ability to regain and effectively comply with the minimum bid requirements of Nasdaq;

●	the potential impact of litigation;
●	acceptance of our business model by investors; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Risks Related to Our Financial Condition and Capital Requirements

●	Some of our business segments are in development stages and have incurred losses, predominantly due to required investments since the start of their operations. We anticipate that these segments will continue to incur significant losses due to ongoing investments in sales and marketing channels as well as development efforts until we are able to commercialize products globally;

●	We expect we may need to raise additional capital before we expect to become profitable from the sale of our products;

●	The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Risks Related to Our Business and Industry

●	If we are unable to sell additional products and services to our existing customers and/or to acquire new customers, our future revenues and operating results will be harmed;

●	We face intense competition from security and privacy vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position;

●	The loss of a significant customer, or a material reduction in sales to a significant customer, could affect our operating margins, our profitability, our sales and our results of operations;

●	If our internal network system is compromised by cyber attackers or other malicious cyber activity, or if our hosting and infrastructure fails, public perception of our products and services will be harmed;

●	Our business is subject to risks arising from the continuous effects of the COVID-19 pandemic – the risk that we may not be able to successfully execute our business or strategic plans, as well as the risk that we will not be able to anticipate, identify and respond quickly to changing market trends and customer preferences or changes in the consumer environment, including changing expectations of service, all of which could have a material adverse effect on our business and results of operations.

v

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent and trademark rights for our products, we may not be able to compete effectively in our markets;

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts, as well as apply financial burdens;

●	We may be involved in lawsuits to protect or enforce our intellectual property.

Risks Related to the Ownership of Our ADSs or Ordinary Shares

●	Issuance of a significant amount of additional Ordinary Shares due to exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price;

●	Our warrants are speculative in nature and holders of our warrants will have no rights as shareholders until such holders exercise their warrants and acquire our Ordinary Shares or ADSs, as applicable;

●	Holders of ADSs may not have the same voting rights as the holders of our Ordinary Shares;

●	Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company;

●	If we are unable to comply with Nasdaq minimum bid requirement, our ADSs could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital;

Risks Related to Israeli Law and Our Operations in Israel

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company;

●	The rights and responsibilities of a holder of our securities will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of U.S. companies;

●	Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel;

●	Certain of our research and development activities and programs were supported by Israeli Governmental grants, some of which were commercialized, or we are in the process of commercializing. The terms of such grants may require us, in the future, to pay royalties and to satisfy specific conditions if and to the extent we receive future royalties or in order to complete the sale of such grant-based technologies and programs. We may be required to pay penalties in addition to payment of the royalties.

General Risk Factors

●	Raising additional capital would cause dilution to holders of our equity securities, and may affect the rights of existing holders of equity securities;

●	We are subject to a number of risks associated with global sales and operations;

●	The price of the Ordinary Shares or ADSs may be volatile;

●	We may be subject to securities litigation, which is expensive and could divert management attention.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved.]

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

Risks Related to Our Financial Condition and Capital Requirements

Some of our business segments are in development stages and have incurred losses due to required investments since the start of their operations. We anticipate that these segments will continue to incur significant investments in sales and marketing channels as well as in products development until we are able to commercialize products globally.

From June 2011 until June 2016, the Company was a “shell corporation” and did not have any business activity, excluding administrative management. On June 15, 2016, we closed a merger transaction, or the Merger Transaction, with Safe-T Data, whereby we acquired 100% of the share capital of Safe-T Data and added its operations into our company. Since the date of the Merger Transaction, we have devoted substantial financial resources to develop and commercialize our products and to extend our business by acquisitions. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on on-going development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses due to ongoing investments in sales and marketing channels as well as in product development until we are able to successfully commercialize our products globally. We anticipate that our expenses will increase substantially if and as we:

●	continue the development of our products;

●	establish, increase and reinforce a sales, marketing and distribution infrastructure to commercialize our products;

●	seek to identify, assess, acquire, license and/or develop other products and subsequent generations of our current products;

●	seek to maintain, protect and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	continue to support our operations as a public company, our product development and planned future commercialization efforts.

Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	continuous improvement of our products;

●	addressing any competing technological and market developments;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	establishing and maintaining resale and distribution relationships with third parties that can provide adequate (in amount and quality) infrastructure to support market demand for our products;

●	launching and commercializing current and future products, either directly or with a collaborator or distributor;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	identifying, assessing, acquiring and/or developing new products and activities.

Given our lack of positive cash flow, we expect that we may need to raise additional capital before we can expect to become profitable from sales of our products. This additional financing may not be available on acceptable terms, or at all. Failure to obtain the necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

According to our management’s estimates, based on our current cash on hand and further based on our budget, we believe that we have sufficient resources to continue our activities until December 31, 2022. Since we might be unable to generate sufficient revenue or cash flow to fund our operations for the foreseeable future, we may need to seek additional equity or debt financing to provide the capital required to maintain or expand our operations. We expect we will also need additional funding for developing products and services and other related activities, increasing our sales and marketing capabilities, and promoting brand identity, as well as for working capital requirements and other operating and general corporate purposes.

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

The report of our independent registered public accounting firm on our audited consolidated financial statements as expected for the period ended December 31, 2021, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Risks Related to Our Business and Industry

The cybersecurity and privacy markets are rapidly evolving within the increasingly challenging landscape. If the industry does not continue to develop as we anticipate, our sales will not grow as quickly as expected and our share price could decline.

We operate in a rapidly evolving industry focused on securing organizations’ and consumers’ IT systems and sensitive business and private data. Our solution focuses on protecting our customers sensitive data, in terms of how users access or collect data and use it. While theft, leakage, and ransomware have gained media attention in recent years, IT security spending within enterprises is often concentrated on endpoint and web security products designed to stop threats from penetrating corporate networks. Organizations that use these security products may allocate all or most of their IT security budgets to these products and may not adopt our solution in addition to such products. Further, a security solution such as ours for organizations, which is focused on disrupting cyber-attacks by insiders and external perpetrators that have penetrated an organization’s perimeter, is a relatively new technology that has been developed to respond to advanced threats and more rigorous compliance standards and audit requirements. However, advanced cyber attackers are skilled at adapting to new technologies and developing new methods of gaining access to organizations’ sensitive business data. Changes in the nature of advanced cyber threats could result in a shift in IT budgets away from solutions such as ours. In addition, any changes in compliance standards or audit requirements that deemphasize the types of controls, storage, monitoring and analysis that our solution provides would adversely impact demand for our offerings. On the consumers side, we experience intense competition from well established companies as well as smaller new players, and need to constantly adapt our solutions to the new technologies and growing and constantly changing challenges. It is therefore difficult to predict how large the markets will be for our solutions. If solutions such as ours are not viewed by organizations as necessary, or if business or consumer customers do not recognize the benefit of our solution as a critical layer of an effective security strategy, then our revenues may not grow as quickly as expected, or may decline, and our share price could suffer.

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

We have experienced a more rapid growth in the last three years and intend to continue to grow our business. Our annual operating expenses may continue to increase as we invest in sales, marketing, research and development. Our growth to date has placed significant demands on our management, sales, operational and financial infrastructure, and our growth will continue to place significant demands on these resources. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate. We may also not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of current and additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

As we invest in the growth of our business, we expect that these investments will result in increased costs and may impact our short and mid-term operating and net profit margins. A failure to meet market expectations regarding our profitability and our position as a growth company have had and could continue to have an adverse effect on the price of our Ordinary Shares and ADSs.

Our quarterly and annual results of operations may fluctuate for a variety of reasons.

Our operating results and financial condition may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market or the expectations of securities analysts or investors, the market price of our Ordinary Shares and the ADSs will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors:

●	the degree of market acceptance of our products and services;

●	long sales cycles in the cyber business, and as a result of the COVID-19 pandemic effects;

●	our ability to attract and retain new customers;

●	our ability to sell additional products to current customers;

●	changes in consumers’ and enterprises’ requirements and expectations or channel partner requirements;

●	changes in the growth rate of the cybersecurity and privacy solutions markets;

●	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the cybersecurity and privacy markets, including consolidation among our customers or competitors;

●	a disruption in, or termination of, our relationship with partners;

●	our ability to successfully expand our business globally;

●	changes in our pricing policies or those of our competitors and our responses to price competition;

●	general economic conditions in our markets;

●	future accounting pronouncements or changes in our accounting policies or practices;

●	the amount and timing of our operating costs;

●	a change in our mix of products and services; and

●	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.

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

Organizations and consumers are facing increasingly sophisticated and targeted cyber threats, including the growing threat of cyber terrorism throughout the world. If we fail to identify and respond to new and increasingly complex methods of attack and update our products to detect or prevent such threats, our business and reputation will suffer. In particular, we may suffer significant adverse publicity and reputational harm if a significant breach occurs generally or if any breach occurs at a high-profile customer. Moreover, if our solutions are adopted by an increasing number of enterprises and consumers, it is possible that attackers will begin to focus on finding ways to defeat our solutions. An actual or perceived security breach or theft of our customers’ sensitive business or personal data, regardless of whether the breach or theft is attributable to the failure of our products, could adversely affect the market’s perception of the efficacy of our solutions and current or potential customers may look to our competitors for alternatives to our solutions. The failure of our products may also subject us to lawsuits and financial losses stemming from indemnification demands of our partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerabilities. Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations. It could also cause us to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing our solutions.

False detection of threats, while typical in our industry, may reduce perception of the reliability of our products and may therefore adversely impact market acceptance of our products. If our solutions restrict legitimate privileged access by authorized personnel to IT systems and applications by falsely identifying those users as an attack or otherwise unauthorized, or fail to provide privacy and security web browsing to consumers, our customers’ businesses could be harmed. There can be no assurance that, despite testing by us, errors will not be found in existing and new versions of our products, resulting in loss of or delay in market acceptance. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

If we are unable to acquire new customers, our future revenues and operating results will be harmed.

Our success depends on our ability to acquire new customers. The number of customers that we add in a given period impacts both our short-term and long-term revenues. If we are unable to attract a sufficient number of new customers, we may be unable to generate revenue growth at desired rates. The markets we operate in are competitive and many of our competitors have substantial financial, personnel, and other resources that they utilize to develop products and attract customers. As a result, it may be difficult for us to add new customers to our customer base. Competition in the marketplace may also lead us to win fewer new customers or result in us providing discounts and other commercial incentives. Additional factors that impact our ability to acquire new customers include the perceived need for cyber security, the size of our prospective customers’ infrastructure budgets, the utility and efficacy of our existing and new offerings, whether proven or perceived, our ability to reach a significant portion of the consumer market, and general economic conditions. These factors may have a meaningful negative impact on future revenues and operating results. With respect to our enterprise privacy business, while many companies understand the problem of doing competitive analysis, data collection, and other privacy-related use cases, widespread awareness of the need for privacy solutions is still lacking. Proxy networks are well understood, and virtual private networks are commonly popular, but privacy solutions are still in the early adoption phase among companies and individuals that stand to benefit from them. This restraint accounts for not all enterprise privacy vendors having the marketing budgets to promote themselves.

If we lose a significant customer, or face material reduction in sales to a significant customer, our operating margins, our profitability, our sales and our results of operations could be affected.

Some of our sale segments are dependent on several major customers, and the loss of one or more of them and inability to substitute other similar customers for the lost ones can have an adverse effect on our business, financial situation or performance. There can be no assurance that our major customers will continue to do business with us or that all significant customers will continue to purchase our products in the same quantities that they have in the past. The loss of any one of our significant customers or a material reduction in sales to a significant customer could have a material adverse effect on our sales and results of operations.

If we are unable to sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

Our revenues are also generated from sales to existing customers. Our future success depends, in part, on our ability to obtain recurring sales, licenses and services to our existing customers. We devote significant efforts to developing, marketing and selling additional products, licenses and associated maintenance and support to existing customers and rely on these efforts for a portion of our revenues. These efforts require a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to provide product upgrades and launch new products. The rate at which our existing customers purchase additional products and services depends on a number of factors, including, but not limited to, the perceived need for additional security or privacy services, the fit and efficacy of our solutions and the utility of our new offerings, whether proven or perceived, our customers’ budgets, general economic conditions, our customers’ overall satisfaction with the maintenance and professional services we provide and the continued growth and economic health of our customer base to require incremental users and servers to be covered. If our efforts to sell additional products and services to our customers are not successful, our future revenues and operating results will be harmed.

We face intense competition from cybersecurity and privacy vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets in which we operate are characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of cybersecurity and privacy products. Our current and potential future competitors include Luminate Security (formerly known as Brocade), AppGate, Akamai Technologies, Inc. and Zscaler, Inc. in the software defined perimeter and application access market, and also include providers of privacy solutions, such as Bright Data Ltd. (formerly Luminati Networks Ltd.), or Bright Data, Oxylabs Networks Pvt. Ltd., BiScience Inc. and others in the enterprise privacy segment, and Kape Technologies plc, McAfee Corp., Nord VPN, Norton LifeLock, Aura and others in the consumer segment. Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. Additionally, from time to time we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our solution. Such companies may enjoy stronger sales and service capabilities in their particular regions. With respect to the enterprise privacy and the consumer markets, we face the emergence of small competitors in this field due to high profitability margins, which can result in pressure on prices to decline. Furthermore, these margins can lead also to competition from bigger companies that can invest larger human, cash and technological resources into this industry. Such increased competition can lead to lower margins and, consequently, impact our revenues, profitability and business.

Our competitors may enjoy potential competitive advantages over us, such as:

●	greater name recognition, a longer operating history and a larger customer base;

●	larger sales and marketing budgets and resources;

●	broader distribution and established relationships with channel and distribution partners and customers;

●	greater customer support resources;

●	greater resources to make acquisitions;

●	larger intellectual property portfolios; and

●	greater financial, technical and other resources.

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

In addition, other cybersecurity technologies exist or could be developed in the future by current or future competitors, and our business could be materially and adversely affected if such technologies are widely adopted.

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

We will not succeed unless the marketplace is confident that we provide effective cybersecurity protection. As part of our offered solutions, we provide zero trust access products through a cybersecurity specialist reseller (see “Item 4. B. — Business Overview” for additional information), and as such we may be an attractive target for attacks by cyber attackers or other data thieves since a breach of our network could provide data information regarding not only us, but potentially regarding the customers who purchased our solutions. Further, we may be targeted by cyber terrorists because we are an Israeli company. If we experience an actual or perceived breach of our network and our internal systems, it could adversely affect the market perception of our products and services. In addition, we may need to devote more resources to address security vulnerabilities in our solution, and the cost of addressing these vulnerabilities could reduce our operating margins. If we do not address security vulnerabilities or otherwise provide adequate security features in our products, certain customers, particularly government customers, may delay or stop purchasing our products. Further, a security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline, and our business could suffer. With respect to the enterprise privacy services and consumers services, if we will experience short period hosting/infrastructure failures, or longer periods of disconnection blocking of our network of Internet Protocol addresses, or IPs, to access certain websites, and do not offer our customers various immediate alternatives, some customers may choose to delay or stop purchasing our products.

In the ordinary course of our business, we rely on information technology systems, networks and services, including internet sites, data hosting and processing tools, hardware (including laptops and mobile devices), software, and technical platforms and applications, to process, store and transmit data and to help us manage our business and to collect and store the Company’s sensitive data, including intellectual property, personal information and proprietary business information. The secure maintenance and transmission of this information is critical to our operations and business strategy. We rely on commercially available systems, software, tools, and domestically available monitoring to provide security for processing, transmitting and storing this sensitive data. As part of our implemented efficiency and cost-saving measures, we are using cloud service providers. While benefits for using cloud computing services are well documented and are mostly related to resources sharing, on-demand self-services, rapid scalability, improved economies of scale and collaboration, there are risks that could outweigh the expected benefits, and require close attention and management. For example, there is no guarantee that the features we use will be provided for the same price in the future, there is a risk in relying on a cloud service for business-related tasks because no service can guarantee 100% uptime and there is always a risk of data leakage when a company’s data is held by a third-party vendor.

Information technology systems, including those managed or hosted by third parties, could be subject to sophisticated cyber-attacks (including phishing and ransomware attacks) and threats by external or internal parties’ intent on disrupting business processes or otherwise extracting or corrupting information. In recent years, ransomware attacks against organizations have become more frequent and while we continue to implement additional protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. Our vulnerability to such cyber-attacks could also be increased as a result of employees working remotely during the course of the COVID-19 pandemic. Unauthorized access to our systems could disrupt our business, and/or lead to theft, loss or misappropriation of critical assets or to outside parties having access to confidential information, including privileged data, personal data or strategic information. Such information could also be made public in a manner that harms our reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on us.

Also, our information technology networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due power outages, computer viruses, telecommunication or utility failures, systems failures, natural disasters or other catastrophic events. Any such compromise could disrupt our operations, damage our reputation, and subject us to additional costs and liabilities, any of which could adversely affect our business.

If we do not effectively expand, train and retain our sales force, we may be unable to acquire new customers or sell additional products and services to existing customers, and our business will suffer.

We depend significantly on our sales force to attract new customers and expand sales to existing customers. In 2021 and 2020, we generated 98% and 92%, respectively, of our revenues from direct sales. As a result, our ability to grow our revenues depends in part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. We expect to continue to expand our sales personnel and face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales personnel in a short time requires the allocation of internal resources. We invest significant time and resources in training new sales force personnel to understand our solutions and growth strategy. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

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

On the enterprise privacy side of our business, we primarily engage directly with ISPs in order to gain access to their networks. The legality of scraping publicly available web data was reaffirmed by the Ninth Circuit Court of Appeals (hiQ vs LinkedIn) in late 2019, but the way in which some of the automated software programs are built is still questionable, and changes in regulations may impact the means or ability to provide such solutions.

A similar trend can be seen in Europe, where the European Banking Authority has issued directives regarding the security of online payments, and other information security requirements were put in place under the Data Protection Directive. In addition, in July 2016, the European Parliament approved the new cyber directive – The Directive on Security of Network and Information Systems – that is designed to set binding principles for tackling cyber threats in EU countries. This development in cyber regulation in the European Union constitutes another layer of regulation in addition to the GDPR, which came into effect in May 2018. The directive makes it obligatory for EU countries to pass as laws certain cyber security requirements in connection with operators of essential services that rely heavily on cyber infrastructures, such as companies and organizations that provide essential services to the public and suppliers of energy, transport, water, banking, financial market infrastructures, healthcare and digital infrastructure. In the United Kingdom, the Digital Economy Act 2017, which achieved Royal Assent in April 2017, places the consumer at its heart and will be a vital piece of legislation in making sure the rights and interests of the individual are protected and strengthened in an increasingly digital society. Over the course of 2018, the European Union put into action significant legislative and regulatory measures that motivate companies to take steps that will enable them to be better prepared to face cyber threats. These regulatory and legislative measures also motivate organizations to take active measures to increase their information security.

These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could impact whether our solution enables our customers to maintain compliance with such laws or regulations. If we are unable to adapt our solution to changing government regulations and industry standards in a timely manner, or if our solution fails to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to the cybersecurity or privacy sectors are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses, and our customers may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

Our model for long-term growth depends upon the introduction of new products. If we are unable to develop new products or if these new products are not adopted by customers, our growth will be adversely affected.

Our business depends on the successful development and marketing of new products, including adding complementary offerings to our current products. For example, during 2021, we released our generally available version of iShield™, designed to protect consumers from cyber-attacks, such as ransomware, phishing, etc. Development and marketing of new products require significant up-front research, development and other costs, and the failure of new products we develop to gain market acceptance may result in a failure to achieve future sales and adversely affect our competitive position. There can be no assurance that any of our new or future products will achieve market acceptance or generate revenues at forecasted rates or that the margins generated from their sales will allow us to recoup the costs of our development efforts.

If we do not successfully anticipate market needs and enhance our existing products or develop new products that meet those needs on a timely basis, we may not be able to compete effectively and our ability to generate revenues will suffer.

Our customers operate in markets characterized by rapidly changing technologies and business plans, which require them to adapt to increasingly complex IT infrastructures that incorporate a variety of hardware, software applications, operating systems and networking protocols. As our customers’ technologies and business plans grow more complex, we expect them to face new and increasingly sophisticated methods of attack. We face significant challenges in ensuring that our solutions effectively identify and respond to these advanced and evolving attacks without disrupting the performance of our customers’ IT systems. As a result, we must continually modify and improve our products in response to changes in our customers’ IT and industrial control infrastructures.

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

Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

●	delays in releasing product enhancements or new products;

●	failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

●	inability to interoperate effectively with the existing or newly introduced technologies, systems or applications of our existing and prospective customers;

●	inability to protect against new types of attacks or techniques used by cyber attackers or other data thieves;

●	defects in our products, errors or failures of our solutions to secure privileged accounts;

●	negative publicity about the performance or effectiveness of our products;

●	introduction or anticipated introduction of competing products by our competitors;

●	installation, configuration or usage errors by our customers; and

●	easing or changing of regulatory requirements related to IT / cybersecurity / privacy.

If we fail to anticipate market requirements or fail to develop and introduce product enhancements or new products to meet those needs in a timely manner, it could cause us to lose existing customers and prevent us from gaining new customers, which would significantly harm our business, financial condition, and results of operations.

If our products do not effectively interoperate with our enterprise-customers’ existing or future IT infrastructures, installations could be delayed or cancelled, which would harm our business.

Our products must effectively interoperate with our enterprise-customers’ existing or future IT infrastructures, which often have different specifications, utilize multiple protocol standards, deploy products from multiple vendors and contain multiple generations of products that have been added over time. If we find errors in the existing software or defects in the hardware used in our enterprise-customers’ infrastructure or problematic network configurations or settings, we may have to modify our software so that our products will interoperate with our enterprise-customers’ infrastructure and business or personal processes. In addition, to stay competitive within certain markets, we may be required to make software modifications in future releases to comply with new statutory or regulatory requirements. These issues could result in longer sales cycles for our products and order cancellations, either of which would adversely affect our business, results of operations and financial condition.

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

Our business is subject to risks arising from the continuous effects of the COVID-19 pandemic - the risk that we may not be able to successfully execute our business or strategic plans, as well as the risk that we will not be able to anticipate, identify and respond quickly to changing market trends and customer preferences or changes in the consumer environment, including changing expectations of service, all of which could have a material adverse effect on our business and results of operations.

Our business, operations and financial condition could be materially affected by the outbreak of epidemics or pandemics or other health crises. For example, the COVID-19 pandemic has caused governments of most countries to take actions to reduce the spread of the virus. Such actions have included imposing restrictions such as quarantines, school closures, restrictions on public gatherings, business closures and travel restrictions. These measures have caused material disruption to businesses globally resulting in general economic slowdown. Our operations and business have been impacted and may continue to be impacted by COVID-19. as we were forced to modify our day to day operation and adopt early and strict prevention measures to protect the health of our employees (including employees’ travel, employees’ work locations and cancellation of physical participation in meetings, events, and conferences), which led to a slowdown in sales in some verticals of our enterprise privacy segment, such as the travel vertical, due to a significant decline in global travel and the footwear online market, which was a large part of NetNut Networks’ proxy business, which also experienced a significant slowdown due to ongoing disruption in supply chain resulting from COVID-19 implications. We also have experienced an increase in the sales cycles of new products in the cybersecurity segment.

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

Market events and conditions, including disruptions in the financial markets and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital. Economic and geopolitical events, as well as global outbreaks of contagious diseases, such as COVID 19, may create uncertainty in global financial and equity markets. Such disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things. If we do not raise capital when we need it, or access it on reasonable terms, it could have a material adverse effect on our business, results of operations, financial condition and the Company’s Ordinary Shares or ADSs price. If the negative economic conditions persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which we operate. High levels of volatility and market turmoil could have an adverse effect on our business, results of operations, financial condition and the Company share price.

The extent to which COVID-19 or any other contagious disease impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of this or any other outbreak and the actions to contain those outbreaks or treat its impact, among others.

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

Our functional and reporting currency is the U.S. dollar and we generate a majority of our revenues in U.S. dollars. A material portion of our operating expenses is incurred outside the United States, mainly in NIS and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in NIS. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. During 2021, the NIS appreciated by more than 3% against the dollar. We are therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates which may be material and may also cause fluctuations in reported financial information that are not necessarily related to its operating results. We expect that the majority of our revenues will continue to be generated in U.S. dollars with the balance in NIS for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS and partially in U.S. dollar. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

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

As part of our business strategy and in order to remain competitive, we are evaluating acquiring or making investments in complementary companies, products or technologies on an on-going basis. We have completed four acquisitions to date – our Telepath technology purchased from Cykick Labs Ltd., as well as NetNut Ltd., NetNut

Networks LLC and CyberKick. Going forward, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our Ordinary Shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

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

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2021, 2020 and 2019. As defined in Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis.

To address this issue, we have implemented measures to remediate identified material weaknesses. Those remediation measures are ongoing and include working with an increased number of accounting and finance employees with a requisite level of experience and the implementation of additional control activities related to the period-end financial reporting process, such as assigning clear roles and responsibilities for accounting and financial reporting staff, enhancing internal controls related to accounting and financial reporting and hiring a qualified consultant to assess compliance of the Company’s financial reporting processes, as well as the design and implementation of effective internal control over period end financial reporting and in order to create adequate segregation of duties. While we believe that these efforts will improve our internal control over financial reporting, the implementation of our remediation is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles

Although we believe there has been some progress in remediating these weaknesses, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

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

We are subject to U.S. and Israeli export control and economic sanctions laws, which prohibit the delivery and sale of certain products to embargoed or sanctioned countries, governments and persons. Our products could be exported to these sanctioned targets by our channel partners despite the contractual undertakings they have given us and any such export could have negative consequences, including government investigations, penalties and reputational harm. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could require export licenses or result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations or cessation of export or sale of our products in sanctioned countries or to sanctioned persons. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

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

We have filed for trademark registration of certain marks relating to our branding. If our unregistered trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be affected. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our trademarks or trade names. In the long term, if we are unable to successfully register trademarks and trade names and establish name recognition based on such trademarks and trade names, then we may not be able to compete effectively and our business may be affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could impact our financial condition or results of operations.

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

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States, remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our new products, or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

On June 11, 2020, Bright Data filed an action alleging infringement by NetNut Ltd. of U.S. Patent Nos. 10,484,511 and 10,637,968, as well as claims of alleged trade secret misappropriation. The action was filed in the United States District Court for the Eastern District of Texas, Marshal Division. Pursuant to a confidential settlement agreement, the case was dismissed without prejudice on December 10, 2021, with no monetary payment from NetNut to Bright Data and with no effect on NetNut’s ongoing services for customers. On June 18, 2021, Bright Data filed an action alleging infringement by NetNut of U.S. Patent Nos. 10,257,319 and 10,484,510. The action was also filed in the United States District Court for the Eastern District of Texas, Marshall Division. Bright Data amended its complaint on October 11, 2021, to additionally assert infringement of U.S. Patents Nos. 10,491,713, 11,050,852 and 11,044,346, as well as a claim for alleged false advertising. NetNut disagrees with each of Bright Data’s claims and is defending itself in the litigation, including through challenging the validity and alleged infringement of the patents asserted in this action. Each of NetNut’s validity challenges to date reached a preliminary decision on the merits, and the U.S. Patent and Trademark Office (“PTO”) has at least preliminarily agreed with NetNut’s positions that Bright Data’s patents are likely unpatentable. Of course, the ongoing litigation may potentially result in costs or liability that we will absorb, as well as restrictions and/or cessation of NetNut’s operations and services in the United States. There can be no assurance that we will prevail in any legal proceedings instituted by Bright Data or others, or that such proceedings will not have a material adverse effect on our business, financial condition or results of operations.

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

On March 15, 2022, our wholly owned subsidiary, NetNut, filed a complaint alleging infringement by Bright Data of U.S. Patent No. 10,110,606, to which NetNut holds an exclusive license from our wholly owned subsidiary, Safe-T Data, including all rights to seek and recover for any infringement thereof. NetNut alleges that Bright Data’s operation of a worldwide network for residential proxies infringes on NetNut’s patent covering a “reverse access” mechanism. The action was filed in the United States District Court, Eastern District of Texas, Marshal Division. There can be no assurance that NetNut will prevail the legal proceedings, or that such proceedings will not have a material adverse effect on our business, financial condition or results of operations.

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

Risks Related to the Ownership of Our ADSs or Ordinary Shares

If we are unable to comply with the Nasdaq minimum bid requirement, our ADSs could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

Our ADSs are currently listed on Nasdaq. Our listing on the Nasdaq Capital Market is conditioned upon our continued compliance with requirement to maintain a minimum bid price of $1.00 per share, pursuant to Nasdaq Listing Rule 5550(a)(2), or the Minimum Bid Requirement.

On January 12, 2022, we were advised that we no longer comply with the Minimum Bid Requirement. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have been granted a 180-calendar day compliance period, or until July 11, 2022, to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid price of our ADSs must meet or exceed $1.00 per share for at least 10 consecutive business days during the 180-calendar day compliance period.

If we are not in compliance by July 11, 2022, we may be afforded a second 180-calendar day compliance period. To qualify for this additional time, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq with the exception of the Minimum Bid Requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period. If we do not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that our ADSs will be subject to delisting.

We intend to monitor the closing bid price of our ADSs between now and July 11, 2022, and intend to consider available options to cure the deficiency and regain compliance with the Minimum Bid Requirement within the compliance period. Our ADSs will continue to be listed and trade on Nasdaq during this period, unaffected by the receipt of the written notice from Nasdaq.

We are diligently working to evidence compliance with the Minimum Bid Requirement; however, there can be no assurance that we will be able to do demonstrate compliance and satisfy Nasdaq’s conditions for continued listing. If we fail to demonstrate compliance with the Minimum Bid Requirement and satisfy Nasdaq’s conditions for continued listing, our Ordinary Shares could be delisted. Delisting from the Nasdaq could have an adverse effect on our business and on the trading of our Ordinary Shares. If a delisting of our Ordinary Shares were to occur, such shares may trade in the over-the-counter market such as on the OTC Bulletin Board or on the “pink sheets.” The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in our Ordinary Shares as well as significantly impact the price and liquidity of our Ordinary Shares. Any such delisting may also severely complicate trading of our Ordinary Shares by our shareholders, or prevent them from re-selling their Ordinary Shares at/or above the price they paid.

Issuance of a significant amount of additional Ordinary Shares on exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price.

As of March 25, 2022, we had approximately 30.4 million Ordinary Shares issued and outstanding and approximately 8.3 million of additional Ordinary Shares which are issuable upon exercise of outstanding warrants and employee options. The issuance of a significant amount of additional Ordinary Shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price. If these or other shareholders sell substantial amounts of our Ordinary Shares and/or ADSs, including shares issuable upon the exercise or conversion of outstanding warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our Ordinary Shares and/or ADSs, we cannot foresee the impact of any potential sales on the market price of these additional Ordinary Shares, but it is possible that the market price of our Ordinary Shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate. Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our Ordinary Shares.

Holders of ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, holders of ADSs may not receive dividends or other distributions on our Ordinary Shares and may not receive any value for them, if it is illegal or impractical to make them available to holders of ADSs.

The depositary for the ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. Although, we do not currently anticipate paying any dividends, if we do, the ADS holders will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, or the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights, or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

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

For so long as we remain an “emerging growth company” as defined in the JOBS Act, which at the latest will be until December 31, 2023, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

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

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, which is December 31, 2023, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange, to file current reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Israeli Companies Law 5759-1999, or the Israeli Companies Law, requires us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2021, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held to produce passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is considered. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares if we are a PFIC. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary, in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008 the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

Some of our research and development activities and programs were supported by Israeli Governmental grants, some of which were sold or are in the process of selling. The terms of such grants may require us, in the future, to pay royalties and to satisfy specific conditions if and to the extent we receive future royalties or in order to complete the sale of such grant-based technologies and programs. We may be required to pay penalties in addition to payment of the royalties.

Our research and development efforts with respect to some of our past activities, including development of Secure Cloud Storage Access, were financed in part through royalty-bearing grants from the Israel Innovation Authority, or the IIA. On March 2020, we have completed the payment of royalties derived from the aggregate amount of $146,000 we received from the IIA for the development of our abovementioned technologies. Nevertheless, we are still bound by certain aspects of the Israeli Industrial Research and Development Law, or the Research and Development Law. Furthermore, pursuant to the technology purchase agreement between Safe-T Data and Cykick Labs Ltd., approved by the IIA in July 2018, and although we decided not to use the acquired technology, we are still legally committed to pay royalties from future sales on grants received from the IIA in connection with the technology purchased under this agreement in the amount of approximately $0.4 million from our income generated from products incorporating such technology. Additionally, in July 2018, we received a notice from the IIA regarding an obligation at the approximate amount of $0.5 million, made by an incubator center, which Cykick Labs Ltd. was a part of. According to the IIA, in order to receive the IIA’s approval to export the technology purchased from Cykick Labs Ltd., we would be required to obtain a commitment from the incubator center, taking the obligation upon themselves. If we do not obtain such commitment, we would be required to take this obligation upon our self, otherwise, the IIA will not approve any future export of the technology purchased from Cykick Labs Ltd. We have sent a letter to the IIA, rejecting its claims. As of the date of this annual report on Form 20-F, the IIA has not responded to our letter. We cannot be sure that the IIA will accept our arguments, which, if not accepted, may result in the expenditure of financial resources or may impair our ability to transfer or sell our technology outside of Israel.

We are committed to pay royalties with respect to aforesaid grants until 100% of the U.S. dollar-linked grant plus annual London Interbank Offered Rate, or LIBOR, interest is repaid. Nonetheless, the amount of royalties that we may be required to pay, may be higher in certain circumstances, such as when the manufacturing activity / know how is transferred outside of Israel. The United Kingdom’s Financial Conduct Authority, which regulates the LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. While it is not currently possible to determine precisely whether, or to what extent, the replacement of LIBOR with SOFR would affect us, the implementation of SOFR may increase our financial liabilities to the IIA. Management continues to monitor the status and discussions regarding SOFR. We are not yet able to reasonably estimate the expected impact.

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

The price of the ADSs may be volatile.

The market price of the ADSs has fluctuated in the past. Consequently, the current market price of the ADSs may not be indicative of future market prices, and we may be unable to sustain or increase the value of your investment in the ADSs. During the first quarter of 2022 and up to March 23, 2022, the market price of our ADSs has fluctuated from a low of $0.56 per ADS to a high of $1.23 per ADS, and our ADS price continues to fluctuate, as does the daily volume of trading of our ADSs. The market price of our ADSs and volume of trading may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Safe-T Group Ltd. We were incorporated in the State of Israel in December 1989, and are subject to the Israeli Companies Law. From June 2011 until June 2016, we were a “shell corporation” and did not have any business activity, excluding administrative management. On June 15, 2016, we completed a merger transaction, or the Merger Transaction, with Safe-T Data A.R Ltd., or Safe-T Data, whereby we acquired 100% of the share capital of Safe-T Data. Since the date of the Merger Transaction, we have devoted substantially all of our financial resources to develop and commercialize our products and to extend our business organically as well as by acquisitions. Our Ordinary Shares have been trading on the Tel Aviv Stock Exchange, or TASE, since January 2000. As of July 7, 2016, and following the change of our name in the course of the Merger Transaction, our symbol on the TASE has been “SAFE.” ADSs representing our Ordinary Shares have been trading on the Nasdaq Capital Market and TASE under the symbol “SFET” since August 17, 2018.

Our principal executive offices are located at 8 Abba Eban Avenue, Herzliya, 4672526 Israel. Our telephone number in Israel is +972-9-8666110.

Our website address is www.safetgroup.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. Safe-T USA Inc. is our agent in the United States, and its address is 51 John F. Kennedy Parkway, First Floor West at Regus, Short Hills, NJ 07078.

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

Our capital expenditures for 2021, 2020 and 2019 amounted to $73,000, $41,000 and $46,000, respectively. These expenditures were primarily for purchases of fixed assets and development expenditures capitalized as intangible assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B. Business Overview

We are a provider of cybersecurity and privacy solutions to consumers and enterprises. The group consists of four main operating arms: privacy and cybersecurity solutions, each of them for both enterprises and consumers.

Our enterprise privacy arm offers an exclusive global proxy network solution, based on proprietary proxy traffic optimization and routing technology, and built on partnership agreements with tens of Internet Service Providers, or ISPs. Our enterprise privacy solutions enable access to the Internet using the ISP network, through millions of end-points globally, as well as functionality, security, privacy, and multiple business use cases, including large-scale data mining and analysis. With our enterprise privacy solutions, organizations can obtain access to undiscovered data from non-traditional data sources (such as social media) and gain additional data-driven information that provide valuable insights with respect to predictive capabilities or behaviors thus assisting ongoing business management operation and decision making. The enterprise privacy arm currently generates a significant part of our revenues.

Our cybersecurity arm relates to the ZoneZero® cloud and on-premises solutions, empowered by our patented reverse-access technology and proprietary routing technology, and designed to mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizations’ access use cases, whether into the organization or from the organization out to the internet, are secured according our “validate first, access later” zero trust philosophy. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud. Our ZoneZero® solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats

In November 2021, we entered into an agreement with TerraZone Ltd., a cybersecurity specialist reseller, to assume exclusive rights and responsibility for all sales, marketing, product development and support of our Secure Data Exchange, or SDE, product. In January 2022, we expanded the reseller’s exclusivity to include also our ZoneZero® solutions, including the assumption of responsibility for maintaining and expanding all global customer and partner programs in connection with our ZoneZero® solutions. The agreement provides for a revenue-share model, and we maintain all rights and intellectual property to our technology and products.

We also offer privacy and cybersecurity solutions to consumers. These solutions are designed to protect consumers against attacks, such as phishing, ransomware, identity theft, etc. These solutions are installed on the consumers’ computers or mobile phone, and are available via the different browser and mobile application stores.

We offer the following access solutions:

Cybersecurity Solutions	Privacy Solutions
For enterprises	For enterprises
ZoneZero® SDP	Static Residential proxy network cloud service
ZoneZero® MFA	Dynamic Residential proxy network cloud service
SDE	Data Center proxy network cloud service
Data collection API cloud service
Proxy-in-a-Box
Premium dedicated static residential proxies
For consumers	For consumers
iShield™	Privacy Solutions
AdBlocker

Cybersecurity Solutions

For Consumers:

●	iShield™: a cybersecurity cloud software which proactively protects users from online threats including phishing, malware, ransomware and others. As cyber threats are becoming more complex and sophisticated, users must adopt a well-rounded approach to mitigating these risks. Contrary to a reactive approach, a proactive cybersecurity approach is about acting before an attack occurs and iShield provides exactly that, by sending an alert and blocking the very access of a potential attack. Our algorithm detects in real time if a website contains malicious elements or activity, in addition to a database that we constantly collect for potential threats. iShield is currently available for Chrome browser users only.

●	AdBlocker: an iOS application for an ad-free internet experience. It blocks out distracting pop-ups and banners, as well as malicious ads with malware, scams, and web-miners, allowing mobile users to enjoy safer, uninterrupted, quicker browsing and a streamlined user experience.

For Enterprises:

ZoneZero®

●	ZoneZero® SDP: a software solution combining Software Defined Perimeter and Zero Trust Network Access concepts. It grants access to applications on a need-to-know basis only, while giving our clients’ users fast and seamless access to the resources they need. Designed to support non-VPN users.

●	ZoneZero® MFA: a software solution designed to add centralized multi-factor authentication, or MFA, capabilities for all types of internal applications. The solution does not require any modification to the end-point or application.

In addition, we have a legacy product, the SDE, which is designed to unify all data exchange scenarios of an organization, for example secure email, data vaults, secure file transfer protocol, or SFTP, replacements, automated file transfer scenarios and more.

Privacy Solutions

For Consumers:

●	Privacy Solution: a software solution using an encryption protocol which is defined as the process used to generate a secured encrypted path to keep the users’ data private and safe. Our Privacy solution is currently available for iOS users and during the second quarter of 2022 we aim to launch PC and Android versions. Its most common use is to guard against hackers and snoops on public networks, but they’re also useful for hiding IP addresses, browsing activity, and personal data on any Wi-Fi network.

For Enterprises:

●	Proxy solutions

o	Static Residential proxy network cloud service: a proxy network which is based on our unique technology and presence in tens of ISPs as partners around the world.

o	Dynamic Residential proxy network cloud service: a proxy network which is based on routing traffic through millions of end points in Europe, Asia, South America and Canada.

o	Data Center proxy network cloud service: a proxy network which is based on routing traffic through servers located in data centers in leading carriers in the United States. We believe that the acquisition of NetNut Networks LLC will help us accelerate the deployment of internet data center infrastructure and IP proxy services.

o	Data collection API cloud service: a service which allows our customers to use our application programming interface, or API, to request content from any public source on the internet.

o	Proxy-in-a-Box: on premise solution of private proxy access network for customers who wish to deploy and maintain their own proxy network.

o	Premium dedicated static residential proxies: a solution that creates a dedicated static IP for each user. The end result is a highly effective proxy, that will remain stable during heavy traffic and will save the customer additional bandwidth charges.

In the consumer cybersecurity and privacy segment, our engagements include monthly or annually renewable contracts, upon the customer’s discretion, where we offer multiple choices.

On the enterprise segment, we have a customer base spanning several industries, including finance, healthcare, government agencies, commercial companies, online companies, retail, educational institutions, and more. Our initial engagements with our customers either follow: (i) a license sale model including renewable support contracts, (ii) a lease subscription model between one to three years, which are renewable upon expiration, at our customers’ discretion, (iii) a short-term services model based on bandwidth utilization (in the case of the privacy solutions), and (iv) third party software distribution services calculated on a monthly basis (in case of the privacy solutions to end users).

Consumers Privacy and Security Background

The global data privacy software market size was $1.2 billion in 2020, and is expected to grow at a compound annual growth rate, or CAGR, of 41.5% to reach $17.75 billion in 20281.

COVID-19 and the market closure have brought forth a great increase in the demand for cyber security and privacy solutions. The increasing adoption of remote working has created immense challenge for organizations to protect and manage remote workers identities and devices and prompting a whole new security perimeter.

A 2019 survey by Harris Poll2, sponsored by Norton LifeLock, showed that:

- Over 90% of global online users had at least one significant concern about data privacy.

- 47% of respondents were concerned about their personal information being exposed in a data breach and compromised by cyber criminals.

- An additional 40% of worldwide respondents stated discomfort about sensitive personal information being sold to third parties and used in decision-making processes without their consent.

Privacy is gaining a central place in all businesses and interactions, bringing forth the age of privacy.

[1]	Source: Fortune Business Insights, June 2021
[2]	Details of the survey: Worldwide; Harris Poll; November 5 to December 2, 2019; 10,063 respondents; 18 years and older; respondents were asked to select up to 2 concerns.

The growing public awareness of the value of personal data and demand for data privacy and transparency create significant opportunities for businesses to differentiate.

Enterprise Privacy Industry Background

A proxy server provides a gateway between users and the internet. It is a server, referred to as an “intermediary” because it goes between end-users and the web pages they visit online. When a computer connects to the internet, it uses an IP address. This is similar to a home street address, telling incoming data where to go and marking outgoing data with a return address for other devices to authenticate. A proxy server is essentially a computer on the internet that has an IP address of its own. Proxy servers provide varying levels of functionality, security, and primarily privacy, depending on the use case, needs, or user policy.

A growing commercial use case of privacy services is the use by businesses to gather data over the Internet using residential IP addresses from various locations around the world. The service supports a wide variety of use cases and provides several significant benefits to its business users. For example, cyber and web intelligence companies can collect data anonymously and infinitely from any public online source, advertising or ad networks can view their advertisers’ landing pages anonymously to ensure they do not contain malware or improper advertising, online retailers can gather comparative pricing information from competitors, and businesses may utilize these IP addresses to test their websites from different cities in the world.

According to research conducted by Frost and Sullivan and published in July 2019, enterprise privacy providers are defined as companies that offer products that place an extra IP address from a rotating pool of addresses between a customer and any website they visit on the public internet. Instead of getting data directly from a website, a customer’s request first passes through a separate device, a proxy server, before going to and receiving a response from the target website. From the target website’s perspective, no information about the original machine is sent. Only the proxy device’s IP address gets transmitted. As many websites place limits on the amount of information sent to any one IP address, gathering additional, openly available data from any one website, often involves using proxy servers to make it appear as if the requests come from different users, thus requiring the need for a rotating pool of IP addresses to be used by proxy servers.

The rotating pool of IP addresses can be derived from proxy software installed on residential users’ computers and mobile devices, while data centers use dedicated proxy servers. Based on the IP address it receives, a target website can distinguish whether a request comes from a residence, mobile device or data center and display different information accordingly based on location and demographic attributes. Companies tailoring information based on such attributes led to competitors needing proxy services to simulate being actual customers. Proxy servers are intermediaries between devices requesting information from other servers. Proxy servers have many purposes, such as anonymizing identities, filtering information, getting around filters, and improving information retrieval performance.

Rotating proxy servers tend to be used by companies to simulate actual customers in different locations and to collect data, also known as web scraping. Ever since the commercialization of the web, companies have developed increasingly better ways to target consumers via advertising and marketing to the point of adjusting pricing based on a location or even per customer basis. As companies put more of their product information online, this customer targeting made it very difficult for competitors and customers to monitor and/or compare pricing and product availability that can vary so much because of targeting. Websites today recognize customers to show different advertising, content and pricing based on location and other identifiable information. Companies further evolved to prevent competitors from accessing their data via blocking their company’s entire range of IP addresses. This prevents companies from comparing pricing, security companies from conducing audits for or detecting malware on malicious sites, and even website owners themselves from verifying their advertising is safe and being delivered properly from their ad vendors.

The global enterprises privacy market includes a variety of vendors in addition to Safe-T, including Bright Data (formerly Luminati Networks Ltd., which was acquired in August 2017 by EMK Capital for $160 million according to their sources), Oxylabs Networks Pvt. Ltd., BiScience Inc. and others. According to the Frost and Sullivan report, the total addressable market in 2019 for enterprise privacy solutions was estimated at $960.5 million with an estimated revenue in the Service Obtainable Market, or SOM, of $102.5 million. The SOM is forecasted to grow from 2018 to 2025 at a compound annual growth rate of 16.8%, reaching revenues of $259.7 million by 2025.

Enterprise Cybersecurity Industry Background

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

One of the principal elements of the field of information security and of our activities is the protection of data and applications from unauthorized access to information by, among others, sharing management and monitoring an organization’s information in a secure manner. One of the main threats on corporate resources and information, is the identity-based attack. Such attacks, utilize stolen users’ (e.g. employees) credentials in order to penetrate the organization’s perimeter and then traverse throughout the network in order to steal corporate data, or encrypt it with a ransomware.

The ZoneZero® family of Zero Trust Access and Identity-based Zero Trust solutions authenticates both external and internal users before providing access, and also control which application an authenticated user may access. This prevents un-authenticated users from accessing internal services, and ensures authenticated users do not misuse data or services.

 Another driver of information security solutions stems from increasingly complex regulatory and cyber insurance requirements. In recent years, regulatory bodies in major markets around the world have introduced various requirements to maintain information security mechanisms. Such requirements apply to various entities, mainly in the field of banking, insurance, credit card processing, medical institutions, energy, and government agencies. Other regulatory changes are designed to make it obligatory for entities to provide online services and make services more digitally accessible. From an insurance perspective, insurance agencies offering Cyber Insurance, have started to require organizations wanting to become insured, to deploy MFA (multi-factor authentication) for all corporate applications. Our solutions help our customers meet these regulatory compliance and cyber insurance requirements.

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

According to a report published in June 2021 by Fortune Business Insights™, the Identity and Access Management (IAM) market, which our ZoneZero® solutions are a part of, is rising at 13.2% CAGR, reaching an estimated $24.76 billion by 20263.

Our products are designed to provide Zero-Trust access, by ensuring only trusted parties can access and use data and services. They surpass current access, authentication and encryption strategies by unifying and streamlining all systems while consolidating data exchange and connectivity.

[3]	https://www.fortunebusinessinsights.com/industry-reports/identity-and-access-management-market-100373

Our Solutions/Services

1.	Consumer privacy and security

Following the acquisition of CyberKick in July 2021, as further detailed below, we launched our consumer online privacy and security solutions.

We provide Software-as-a-Service (SaaS) security and privacy tools, designed to reduce users’ vulnerability to threats while making them more resilient in their online activity, to prevent and defend against a wide spectrum of cyber threats as well as to provide users with control of their accounts and management of access to sensitive data. The business is divided into two main activities:

Development and distribution of privacy and cyber security SaaS products

The Privacy solution in an online privacy protection product that allows its users to take charge of their online privacy with a powerful, secured, and encrypted connection.

The iShield™ product is a protective cybersecurity product for consumers, that identifies, eliminates, and helps avoid security and data threats that occur unbeknownst while browsing online. The solution provides powerful protection from online cyber-attacks like phishing, malware, ransomware, identity theft, data scams and viruses, all on the internet gateway access level. iShield™ is based on four layers:

●	Protecting personal data and identity including protection against phishing, identity theft, monitoring of personal information leak, microphone and camera external usage detection, email data breach compromise check, auto password strength validator and more.

●	Keeping the computer safe including browser antivirus, browser malicious extensions check, malicious and suspicious site alerts, anti-malware and files scanner, harmful site blocking, disable malicious push notifications, operating system and browser security update alerts.

●	Controlling web footprint including automated history and cookie cleaner.

●	Parent control.

Distribution of security and privacy products of third-party developers in various digital properties

The business generates revenues from the distribution of security and privacy products of third-party developers.

2.	Enterprise privacy

Following the acquisition of NetNut in June 2019, as further detailed below, we launched our enterprise privacy service. The service network is based on partnership agreements with tens of ISPs which enables our customers to access the internet using the ISPs’ networks through millions of end points globally, and collect valuable data for their needs. The service’s performance and scalability are enhanced by our proprietary proxy traffic optimization and routing technology.

Customers in the enterprise privacy market use the proxy service for various needs and for wide variety of use cases, as mentioned above. To address all these use cases, different types of proxy networks are needed. For some of the use cases, the network needs to be fast and stable, and allowed to use the same IP address for long time periods, while for others, the most important factor of a proxy network would be its ability to provide a different IP address for each request in order to be able to get full picture of the collected data. For these reasons, providers in the enterprise privacy market are required to provide wide selection and network types. We have invested heavily in the last year in expanding our offering in order to become a leading provider in this market.

The uniqueness of most of our services is based on the fact that unlike our competitors that provide predominantly host-based solutions, which require installation of software on third-party uncontrolled end user devices, most of our solutions are based on routing the customer’s traffic through residential routers of our ISP partners.

Our enterprise privacy solutions’ main advantages over the competitors include:

●	Highest level of security as all customer traffic is routed exclusively through the network; no third-party computers are utilized;

●	Guaranteed quality of service, by controlling all of their customer’s servers which are located on major internet routes or at ISPs around the world;

●	Fastest solution, since our architecture is unique in its ability to provide residential IPs with one hop connectivity to the target site. Traffic is not routed through end users’ machines; and

●	Diversity – now we offer a variety of different access networks for our customers to choose from or combine. We can provide dynamic or static true residential networks along with DataCenter networks. These combinations address all customer types’ needs and allow us to become a one-stop shop for their data collection infrastructure.

3.	Enterprise Cybersecurity

 We offer a unique solution that decouples security from the physical network and also decouples application access from the network. Our solutions are based the concepts of Zero Trust, ZTNA, and identity and access management which presents a revolutionary development. It provides an updated approach that current security architectures fail to address. The ZoneZero® cybersecurity solutions are developed, marketed, sold and supported from November 2021 exclusively by TerraZone Ltd., a cybersecurity specialist reseller.

Our family of Zero Trust Access and identity-based Zero Trust solutions is named Safe-T ZoneZero®. We offer a phased deployment model, enabling our customers to progressively migrate to zero trust access architecture while lowering the risk of technology adoption. Safe-T’s ZoneZero® is flexible to meet today’s diverse hybrid IT requirements. It satisfies the zero-trust principles that are used to combat today’s network security challenges.

The Safe-T ZoneZero® capabilities are in line with zero trust principles. With Safe-T ZoneZero®, clients requesting access must go through authentication and authorization stages before they can access the resource. Any corporate resource that has not passed these steps is blackened, ensuring backend services are hidden from unauthenticated users.

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

ZoneZero® is designed to provide secure application access, by changing the way organizations grant secure external and internal access to their services.

The solution offers secure and transparent access for all types of entities (people, applications and connected devices) to any endpoint, internal application, service and data, for example HTTP/S, SMTP, SMB, SFTP, SSH, APIs, RDP, etc.

The solution implements Safe-T’s patented reverse access (outbound) technology which eliminates the need to open incoming ports in the organization’s firewall.

ZoneZero® is designed to achieve the following:

●	Provide zero trust access, by ensuring only trusted parties can access and use data and services;

●	Reduce the outward-facing attack surface by locking down and closing the incoming ports in the firewall using our patented technology;

●	Unify and streamline all applications and security systems and modernize the security environment on the premises and in the cloud;

●	Protect and control access by separating the access layer from the authentication layer, which permits initial authentication of the user outside of an organization’s perimeter or in the network and only after authentication, connects the user to the desired service; a similar approach is used to segment internal networks;

●	Add multi-factor authentication for any application, service, or endpoint;

●	Grant access transparently to an authenticated user without requiring any special end user client software;

●	Control file access, preventing identity takeover, lateral movement, data theft, malware and ransomware; and

●	Monitor and report on all user actions, in order to detect anomalous behavior and risk.

Strategy

Our main goal is to become one of the leading vendors in the fields of cybersecurity and privacy for both enterprises and consumers. We operate in Israel, North, Central and South America, Europe, Southeast Asia, the Middle East and Africa, and we are taking steps to expand our activities by entering into engagements with new business partners in those markets. We intend to continue investing resources in research and development in order to improve our existing products, and develop new and cutting-edge products and technologies to maintain our innovative position in the market.

We also intend to continue to:

●	engage with additional resellers, distributors and ISPs;

●	invest materially in marketing and sales activities; and

●	establish partnerships with industry leaders.

While we invest in further developing and marketing of our current solutions, we maintain a strict control over our expenditures and budgets in order to reduce operating costs, streamline operations and improve our efficiency. We intend to continue our burn rate reduction, so we are better poised to achieve profitability.

Competition

The IT security and privacy markets in which we operate are characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of IT security products. Our current and potential future competitors in the enterprise cybersecurity segment include SilverFort, AppGate, Akamai Technologies, Inc. and Zscaler, Inc. in the Zero Trust Network Access and identity-based Zero Trust markets; in the enterprise privacy segment providers such as Bright Data, Oxylabs Networks Pvt. Ltd., BI Science Ltd. and others; and in the consumers segment cybersecurity and privacy solutions providers such as Kape Technologies, Nord VPN, McAfee, Norton LifeLock, Aura and others.

Since we compete with well-established companies, which have an existing customer base, we invest significant efforts to obtain technological advantages in combination with the ability to offer more cost-effective solutions than the ones offered by our competitors, aiming to attract customers of established companies that operate in our industry.

We are constantly working to improve our competitive standing by using the following measures:

●	Entering into engagements with large and leading customers, since such engagements establish our status and reputation in the field of information security and open up new opportunities to enter into engagements with other customers;

●	Entering into engagements with distributors, marketing entities and technological partners in order to strengthen our position in existing markets and to penetrate new markets, in accordance with our business strategy;

●	Providing high level support services to existing customers in order to retain and encourage them to consume other services offered by us, thereby increasing revenues and preventing customer attrition; and

●	Meeting with customers in order to maintain our relationships.

Competitive Strengths

We believe that our strengths include the following:

Consumer Cyber Security and Privacy

●	Detects dangerous websites during user’s browser usage – alerting and blocking those threats;

●	Prevents users from ever reaching malicious web sites;

●	Vast customer acquisition expertise in the world of B2C (business to consumer);

●	Engages with large and leading domestic and foreign customers and partners. Engagements with large customers and partners establish our status as a prominent player in the information security market and give us recognition and a reputation for reliability, which open up opportunities to engagements with other customers; and

●	Business and technological collaboration agreements that provide access to more markets and customers.

Enterprise Privacy

●	Our enterprise privacy solutions include high levels of security, guarantee quality of service, and are fast because of our unique architecture;

●	The enterprise privacy solutions are now offered in a variety of different access networks for our customers to choose from or combine;

●	Enterprise privacy has all servers controlled internally; and

●	Enterprise privacy provides a best-in-class data collection platform that leverages our sizable network along with our collective best practices for collecting data ethically and effectively with Artificial Intelligence Machine Learning algorithms, to make the data collection process as smooth and easy as possible allowing the user to simply choose its target URL and country of localized content.

Enterprise Cyber Security

●

Our Zero Trust Access unique technology, which utilizes our reverse access technology, addresses all access use cases (internal users, external VPN users, and external non-VPN users) with a single solution which can be deployed on-premises or in the cloud;

●	Our Zero Trust Access solutions are highly scalable and allow seamless integration into the client’s data center with minimal disruption to an organization’s ongoing work; and

●	Our solutions can integrate with other systems – a solution’s ability to interface with Intelligent Document Processing (IDP) solutions, MFA solutions, information security systems, databases, business systems and other systems in an organization is a highly important factor for the client when selecting a security solution.

 Our Unique IP

Our unique IP serves as the foundation for our solutions, providing it the technology components required to create a true secure access solution.

Our unique IP is comprised of the following modules:

●	Reverse access;

●	User behavior analysis; and

●	Carrier grade routing technology for sharing of local ISP’s networks with remote customers at any scale.

Reverse Access

Reverse access is our unique dual server patented technology, which is designed to remove the need to open any ports within a firewall, while allowing secure access between networks (through the firewall).

●	Access Gateway – installed in the external network.

●	Access Controller – installed in the internal secured segment.

Located in an organization’s external network (on-premises or in the cloud), the role of the Access Gateway is to act as a front-end to all services and applications published to the internet. It operates without the need to open any ports within the internal firewall and ensures that only legitimate session data can pass through into the internal network. The Access Gateway performs Transmission Control Protocol (TCP), offloading, allowing it to support any TCP based application without the need to perform secure sockets layer offloading and traffic processing.

Carrier grade routing technology

Our unique carrier grade routing technology system is based on software which is installed both on our global access servers’ network and on servers at the premises of ISPs which are part of our global network platform. This software allows the ISPs to share the existing IP addresses with external customers (our customers) without any effect on their current users and without the need to allocate these IPs specifically for our customers. The software can handle the connectivity between hundreds of our global access servers and the ISPs’ networks and is able to manage the routing on the TCP level of hundreds of thousands of concurrent connections without any degradation in the network performance.

Customers

In the last several years, our customer base has steadily increased. On December 31, 2019, we had approximately 160 customers. On December 31, 2020, following the acquisition of NetNut Networks, we added thousands of privacy customers, and as of December 31, 2021, following the acquisition of CyberKick, we have tens of thousands of customers, primarily end users on the consumer and enterprise privacy segments.

We initially addressed the Israeli market, and accordingly the majority of our customers were Israeli based. However, in the past three years we have been operating globally and our customer base has materially expanded, as mentioned above. Following the acquisition of NetNut in June 2019, NetNut Networks in December 2020 and CyberKick in July 2021, our main stream of revenue is coming from the United States. Our customers include banks and financial organizations, insurance companies, healthcare organizations, industrial and commercial companies, online companies, education institutions and government agencies on the enterprise cybersecurity and privacy business, and mainly individuals with respect to the privacy services. We are not dependent on any one of our customers.

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

The average renewal rate for subscriptions of maintenance and support contracts in the SDE product line decreased and we decided to stop developing this product and stop actively selling it.

In the enterprise privacy segment, most of the customers are buying the services using periodic packages ranging between one day to two months or per actual consumption. The packages can be either renewed automatically or by election, based on the customer’s preferences.

Marketing

Our internal marketing and sales staff consist of approximately 20 persons as of the date of this annual report on Form 20-F. We also work through marketing and distribution channels.

On the consumer segment, our team possesses more than ten years of experience in creating technologies for the paid advertising and brand marketing space, or the performance marketing space, allowing us to leverage our technology stack on sophisticated prediction mechanisms for understanding the value of each user segment we acquire on various parameters and enhance our customer acquisition strategy. In addition, our user acquisition technologies aggregate the customers acquisition cost (CAC) on a granular level while providing the predictive lifetime value (LTV) on this segment, compared to a constantly changing user value model we build from the concurrent data we gather. Based on the target margin goals, our teams are able to match the right acquisition costs to each user value group.

Our product team adapts marketing methods based on the user acquisition and retention results as we strongly believe that ongoing investment in product marketing is translated into lower acquisition costs for the same user groups, resulting in optimal efficiency.

On the enterprise cybersecurity and privacy segments, we enter into engagements with ISPs, as well as distributors, resellers and channel partners (collectively referred to in this section as “partners”) for the purpose of distributing our products for enterprises. The partners and marketing entities are responsible, among other things, for the identification of potential customers, integration of the products in an organization’s systems and providing support services to our customers. We have entered into engagements with ISPs, distributors and resellers for the purpose of distributing our products in North America, Israel, and variety of countries in Europe, Asia-Pacific, Africa and South America. We have more than 100 active ISPs and partners. The engagement with each partner/marketing entity is limited to a specific territory and/or specific customers and is not exclusive. Normally, the term of engagement with partners/marketing entities is one year and it is extended automatically, unless cancelled by one of the parties. The consideration in respect of those engagements is paid to us from time to time when sales are made by the distributors.

The COVID-19 pandemic reduced the number of physical and public trade shows and conferences around the world, but generally in a more normal environment we do participate from time to time in information security exhibitions and conferences, such as GISEC and the RSA Conference, regional events held by information security partners and integrators.

We market our products through our websites https://www.cyberkick.com/; https://netnut.io/; https://chiproxies.com/; and http://www.safe-t.com; and digital media.

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

Additionally, our solution enables our customers to achieve and maintain compliance with certain laws and regulations addressing privacy and the collection, use, storage, disclosure, transfer and protection of a variety of types of data, such as the GDPR and the Digital Economy Act 2017. These regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that could impact the way our solution enables our customers to maintain compliance with such laws or regulations. For further information, see “Item 3.D. Risk Factors — Risks Related to Our Business and Industry — If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.”

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

Our reverse access technology is patent protected in several jurisdictions: United States (patent number US9935958 (in re-issue) and US10110606 titled “Reverse Access Method for Securing Front-End Applications and Others”), Europe (patent number EP2815554A1, including Austria, Switzerland, Germany, Spain, France, United Kingdom and Italy, titled “Reveres access method for securing front-end applications and others”), Israel (patent number 218185 titled “Reverse Access System for Securing Front-End Applications”), China (patent number ZL2013800207104, titled “Reverse Access Method for Securing Front-End Applications and Others”) and Hong-Kong (patent number HK1207766, titled “Reverse Access Method for Securing Front-End Applications and Others”).. “SAFE-T”, “SmarTransfer,” “SAFE-T BOX”, “IF YOU CAN’T BE SEEN, YOU CAN’T BE HACKED”, “ZoneZero”, “Zero+”, “NetNut” and “iShield” are our registered and pending trademarks. Our logo, and the logos of our subsidiaries are our and our subsidiaries’ unregistered trademarks.

Grants from the Israeli Innovation Authority

Our research and development efforts with respect to some of our past activities, including development of Secure Cloud Storage Access, were financed in part through royalty-bearing grants from the IIA. As of March 25, 2022, we have completed the payment of royalties derived from the aggregate amount of $146,000 we received from the IIA for the development of our abovementioned technologies. Nevertheless, we are still bound by certain aspects of the Research and Development Law. Furthermore, pursuant to the technology purchase agreement between Safe-T Data and Cykick Labs Ltd., approved by the IIA in July 2018, we are committed to pay royalties from future sales on grants received from the IIA in connection with the technologies purchased under this agreement in the amount of approximately $0.4 million from our income generated from products incorporating such technology. Additionally, in July 2018, we received a notice from the IIA regarding an obligation at the approximate amount of $0.5 million, made by an incubator center, which Cykick Labs Ltd. was a part of. According to the IIA, in order to receive the IIA’s approval to export the technology purchased from Cykick Labs Ltd., we would be required to obtain a commitment from the incubator center, taking the obligation upon themselves. If we do not obtain such commitment, we would be required to take this obligation upon our self, otherwise, the IIA will not approve any future export of the technology purchased from Cykick Labs Ltd. We have sent a letter to the IIA, rejecting its claims. As of the date of this annual report on Form 20-F, the IIA has not responded to our letter. We cannot be sure that the IIA will accept our arguments, which, if not accepted, may result in the expenditure of financial resources or may impair our ability to transfer or sell our technology outside of Israel.

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

C. Organizational Structure

We have three wholly-owned subsidiaries: NetNut Ltd., CyberKick Ltd. and Safe-T Data A.R Ltd. In addition, Safe-T Data A.R Ltd. has one wholly-owned subsidiary, Safe-T USA Inc, which owns 100% of NetNut Networks LLC.  Cyberkick Ltd. owns two wholly owned subsidiaries - Spell Me Ltd. and iShield™ Inc.

NetNut Ltd. is our wholly-owned subsidiary incorporated in Israel. NetNut operates in the field of enterprise privacy services, which enables customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network.

CyberKick Ltd. is our wholly-owned subsidiary incorporated in Israel. CyberKick operates in the fields of cybersecurity and privacy for consumers and provides a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured and encrypted connection, masking the customers online activity and keeping them safe from hackers.

Safe-T Data A.R Ltd. is our wholly-owned subsidiary incorporated in Israel. Safe-T Data operates in the field of enterprise cybersecurity, specifically in the development and marketing of information security solutions for organizations that will allow secure and controlled sharing of information.

 Safe-T USA Inc. is a wholly-owned subsidiary of Safe-T Data A.R Ltd. Safe-T USA Inc. is incorporated in the State of Delaware, and is engaged in selling and marketing our enterprise cybersecurity products in North America.

NetNut Networks LLC (formerly Chi Cooked LLC) is a wholly-owned subsidiary of Safe-T USA Inc. NetNut Networks is incorporated in the State of Illinois, and is engaged in the field of enterprise privacy services.

SpellMe Ltd. is a wholly-owned subsidiary of CyberKick. SpellMe is incorporated in Seychelles and is engaged is the selling of our consumer privacy solutions.

iShield Inc. is a wholly-owned subsidiary of CyberKick. iShield is incorporated in the State of Delaware, and is engaged in the selling of our consumer cybersecurity solution.

RoboVPN Inc. is a wholly-owned subsidiary of CyberKick. RoboVPN is incorporated in the State of Delaware, and is engaged in the selling of our consumer cybersecurity solution.

D. Property, Plant and Equipment

 Our headquarters is located at 8 Abba Eban Avenue, Herzliya, 4672526, Israel, where we occupy approximately 3,900 square feet. We lease our facilities and our lease ends on December 31, 2022. Our monthly rent payment is approximately NIS 30,000 (approximately $9,000). NetNut’s offices are located at 30 HaArba’a St., Tel Aviv, 6473926, Israel, where it currently occupies approximately 4,200 square feet. The current lease ends on October 20, 2023, and the monthly rent is approximately NIS 53,000 (approximately $16,000). CyberKick’s offices are located at 121 Menahem Begin St., Tel Aviv, 6701203, Israel, where it currently occupies 300 square feet. The current lease is on a renewable monthly basis, with a 3 months’ notice for mutual termination, which amounts to approximately NIS 28,000 (approximately $8,500).

Safe-T USA Inc rents a small space of 200 square feet in Short Hills, New Jersey. The monthly rent payment for the New Jersey space is approximately $1,400, the lease ends in April 2022. NetNut Networks’s address is 1 East Erie Street, Suite 525, Chicago, IL 60611.

We believe that our current office spaces are sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the IASB. Our discussion and analysis for the year ended December 31, 2020 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 22, 2021.

Our Business Model

We generate SaaS revenues, advertising services revenues, software licenses revenues, software support services and other services revenues.

The SaaS revenues are generated when customers are subscribing to our enterprise and consumer privacy and security platforms and paying for the packages they choose. The packages are usually for the earlier of one day to three months or maximum bandwidth usage in the enterprise privacy segment, and for a month or a year in the consumers privacy and security segments. Our revenue is recognized on a straight-line basis over the package period.

We generate revenues on the consumer privacy arena also from providing advertising services to enterprise customers, using marketing tools on various sites in order to persuade the user to acquire the enterprise customers’ privacy products. Revenue is recognized at the point in time when a user purchased an application or software of a customer.

We offer our enterprise privacy customers an on-premise solution (proxy-in-a-box), for enterprise privacy customers who wish to deploy and maintain the proxy network by themselves. The revenues from selling such solutions are recognized upon delivery of the system to the customer. No systems were sold during 2021.

We also generate revenue from sales of our ZoneZero® Zero Trust Access solution – perpetual or subscribed licenses of our products, and related services. Our product license revenue consists primarily of revenue generated from the sale of our enterprise security products. License revenue can be generated through the sale of either perpetual licenses or subscribed licenses. In January 2022, we entered into an agreement with a cybersecurity specialist reseller to assume exclusive rights and responsibility for all sales, marketing, product development and support of our ZoneZero® solutions, including the assumption of responsibility for maintaining and expanding all global customer and partner programs in connection with our ZoneZero® solutions. The agreement provides for a revenue-share model, and we maintain all rights and intellectual property to our technology and products.

In a perpetual license sale, the customer purchases our product, usually accompanied with one to three years of maintenance and support services. Thereafter, the customer is not obligated to continue the engagement, but in order to maintain support services, including receiving updates and upgrades for our products, which are essential in order to monitor and successfully block any potential threats, they will usually purchase additional and continuous periods of support services.

A subscribed license sale is generated when the customer elects to use our product as a service, usually for periods ranging from one to three years. This service also includes support throughout the subscribed period, which after its expiration the customer is not entitled to use the products unless the subscription is renewed for additional periods. The price of a one-year subscription is lower than the same license sold as a perpetual license, but the cash flow renewals in later years are higher than the renewal of support services in the perpetual licenses’ method.

Support service renewals from the ZoneZero® solutions and SDE products are usually 15%-25% of the perpetual license price, depending mainly on the supporting hours and response times, and are important, as they represent, like subscription renewals, steady and visible cash flow growth.

The average renewal rate for subscriptions of support contracts in the SDE product line is decreasing and we decided to stop developing this product and stop actively selling it. In November 2021, we entered into an agreement with a cybersecurity specialist reseller to assume exclusive rights and responsibility for all sales, marketing, product development and support of our SDE product.

Key Business Metric

We monitor the key business metric set forth below to help us evaluate and establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. Our key business metric is Non-IFRS net loss.

Non-IFRS net loss. This is a non-IFRS financial measure that we define as a loss which excludes: (i) amortization and impairment of intangible assets and goodwill; (ii) share-based compensation expense; (iii) issuance costs in connection with our offerings; and (iv) changes in fair value of finance liabilities including measurement of contingent consideration. Due to accounting standards, we are required to record non-cash expenses and non-core expenses, which have a material effect on our profitability.

We believe that this non-IFRS financial measure is useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of financial instruments that can impact a company’s non-cash expenses, and because they exclude non-core cash expenditures such as the expenses mentioned above, that do not reflect the performance of our core business. By excluding non-cash items that have been expensed in accordance with IFRS, we believe that the Company’s non-IFRS results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-IFRS financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The following tables show the reconciled effect of the non-cash expenses/income on our net loss for the years ended December 31, 2021, and 2020:

	December 31,
U.S. dollars in thousands	2021	2020
Net loss for the year	13,125	7,845
Amortization and impairment of intangible assets and goodwill	2,112	3,781
Share-based compensation expense	2,356	742
Issuance costs	-	156
Changes in fair value of finance liabilities including measurement of contingent consideration	(1,644)	(2,987)
Total adjustment	2,824	1,692
Non-IFRS net loss	10,301	6,153

Factors Affecting our Performance

We rely on market education to raise awareness of today’s next-generation cyber-attacks, articulate the need for our solutions and, in particular, the reasons to purchase our products. In addition, our enterprise privacy solutions rely on businesses requiring gathering data over the Internet using residential and Data Center IP addresses from various localities around the world. Lastly, our revenues from consumers privacy and security tools rely on consumers’ willingness to spend money in order to increase their safety and privacy while using the internet.

Our prospective customers in the enterprise security and privacy segments often do not have a specific portion of their information technology budgets allocated for products that address the next generation of advanced cyber-attacks or privacy solutions. We invest in sales and marketing efforts to increase market awareness, educate prospective customers and drive the adoption of our solution. We believe that we will need to invest additional resources in targeted international markets to drive awareness and market adoption. The degree to which prospective customers recognize the mission critical need for next-generation protection solutions against threats, and subsequently allocate budgets for our platform, will drive our ability to acquire new customers, increase renewals and follow-on sales opportunities, which, in turn, will affect our future financial performance.

5.A Operating Results

Components of Operating Results

Revenue

We generate revenues from SaaS, advertising services, software licenses, software support services and other services, as detailed under Our Business Model section above.

We believe that the comparison of our year-over-year total revenue provides a more significant insight of our activity than a comparison of our quarterly results, predominately due to seasonality in the sale of some of our products, subscriptions and services. Our fourth quarter has historically been our strongest quarter for revenues as a result of large enterprises purchase patterns. Nevertheless, since the acquisition of NetNut in 2019 and the consolidation of the SaaS revenues, and in a larger manner since the acquisition of CyberKick in July 2021, we believe that the effect of these seasonal trends on our quarterly results may be reduced. Having said that, we are still tracking consumer cybersecurity and privacy segment revenues in order to determine the impacts of seasonality.

Overall, historical patterns in our business may not be a reliable indicator of our future sales activity or performance due to the early stage of the businesses we operate with and recent acquisitions.

Cost of Revenues

Our total cost of revenue consists mainly of traffic acquisition costs required for generating advertising revenues in the consumer cybersecurity and privacy segment. Also, we have payments to ISPs and servers’ costs related to our enterprise privacy solutions, as well as amortization of technology purchased in our acquisitions of NetNut in June 2019 and CyberKick in July 2021. We also have personnel costs associated with our operations and global customer support, including salaries, benefits, bonuses and share-based compensation. The personnel consist of post-sales engineers who assist our customers with installations and implementation, as well as other professional services on-site, such as support teams that provide our customers with on-line support according to the customer’s contract.

Other costs include mainly professional insurance premiums and overhead costs which consist of certain facilities, depreciation, benefits and IT costs.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our products and services, the mix of products sold including third parties’ products, the costs related to our enterprise privacy solutions, the amortization of acquired technologies and the personnel costs involved in the generation of the revenue. We expect our gross margins to increase over time as revenues continue to grow, subject to the factors described above.

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

●	Research and development. Research and development expenses consist primarily of personnel costs and allocated overhead, as well as the costs of subcontractors assisting our research and development team. We expect research and development expenses to continue to increase in absolute dollars as we continue to invest in our research and product development efforts to enhance our product capabilities, address new threat vectors and access new customer markets.

●	Sales and marketing. Sales and marketing expenses consist primarily of personnel costs, incentive commission costs and allocated overhead. We expense commission costs as incurred. Sales and marketing expenses also include material media costs required for customers acquisitions in the consumer cybersecurity and privacy segment. We spend money for market development programs, promotions and other marketing activities, outside consulting costs, and, since the COVID-19 pandemic, travel expense in less significant amounts. We expect sales and marketing expenses to continue to increase in absolute dollars as we increase the size of our sales and marketing activities and expand our international sales and marketing operations.

●	General and administrative. General and administrative expenses consist mainly of personnel costs, professional services and allocated overhead. General and administrative personnel include our executive, finance, legal, human resources and administration. Professional services included in our general and administrative expenses consist primarily of legal, auditing, accounting and other consulting costs. We expect general and administrative expenses to continue to increase in absolute dollars, and expect to continue to incur additional general and administrative expenses as we grow our operations and comply with public company regulations, including higher legal, corporate insurance, and accounting expenses.

Finance Expense/Income

Finance expense/income consists primarily of the changes in financial liabilities at fair value through profit or loss as well as exchange rate differences. Our financial liabilities at fair value through profit or loss in our consolidated statement of financial position consist of derivative financial instruments and convertible debentures. We report our financial results in dollars and most of our revenues are recorded in dollars, while substantially all of the research and development expenses, as well as a portion of our cost of revenues, sales and marketing and general and administrative expenses are incurred in NIS. As a result, we are exposed to fluctuations in exchange rates which affect our finance expense or finance income.

Comparison of the year ended December 31, 2021, to the year ended December 31, 2020

Results of Operations

	Year ended December 31,
U.S. dollars in thousands	2021	2020
Consolidated Statements of Profit or Loss
Revenues	10,281	4,886
Cost of revenues	5,145	2,499
Gross profit	5,136	2,387
Research and development expenses	4,771	2,202
Selling and marketing expenses	8,348	4,215
General and administrative expenses	7,013	4,197
Impairment of goodwill-	700	2,759
Contingent consideration measurement	(684)	345
Operating loss	(15,012)	(11,331)
Financial income, net	942	3,240
Loss before taxes on income	(14,070)	(8,091)
Tax benefit	945	246
Net loss for the year	(13,125)	(7,845)

Revenues

The following table summarizes our revenues through types for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2021	2020
SaaS	7,328	3,839
Advertising services	2,325	-
Software licenses	227	447
Software support services	401	587
Other services	-	13
Total Revenues	10,281	4,886

Our revenues for the year ended December 31, 2021 amounted to $10,281,000, representing an increase of $5,395,000 or 110%, compared to $4,886,000 for the year ended December 31, 2020. The increase is mainly attributed to the $3,387,000 of consumer cybersecurity and privacy revenues generated by CyberKick following its acquisition by us on July 4, 2021, of which $2,325,000 are advertising services and $1,062,000 are SasS. Revenues grew also due to an increase of $2,427,000 (63%) to $6,266,000 in SaaS revenue in the enterprise privacy segment, generated by NetNut and NetNut Networks, compared to $3,839,000 of such revenue in 2020, which included revenues of NetNut Networks only since its acquisition on December 8, 2021. The increases in these two segments were offset by a $420,000 decrease (40%) in enterprise cybersecurity revenues, compared to the $1,047,000 generated during 2020. The reduction is due to the Company strategy to reduce sales efforts in this segment during 2021, followed by signing agreements in November 2021 and January 2022 with TerraZone Ltd., assigning it the exclusive rights and responsibility for all sales, marketing, product development and support (see also “Item 4. B. — Business Overview”).

Revenues generated in North America constituted 35% of the total revenues for 2021, while revenues generated in Europe, APAC and Israel constituted 22%, 19% and 8%, respectively, and revenues generated in the rest of the world constituted 16%, compared to 37%, 21%, 9%, 20% and 13%, respectively, during 2020. The changes are attributed mainly to the revenue generated by CyberKick since its acquisition.

Cost of Revenues

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2021	2020
Internet services providers	1,747	973
Depreciation, amortization and impairment of intangible assets	1,156	1,084
Traffic acquisition costs	1,118	-
Payroll, related expenses and share-based payment	518	262
Networks and servers	341	129
Clearing fees	213	-
Other	52	51
Total cost of revenues	5,145	2,499
Gross profit	5,136	2,387
Gross profit out of revenues %	50%	49%

Our cost of revenues for the year ended December 31, 2021 amounted to $5,145,000, representing an increase of $2,646,000 or 106%, compared to $2,499,000, for the year ended December 31, 2020. The increase is primarily attributed to the consolidation of the CyberKick business, which included $1,459,000 of costs for generating revenues, especially traffic acquisition costs of $1,118,000. Also, ISPs and networks and servers’ costs increased by 89% to $2,088,000, compared to $1,102,000 in 2020 due to the increased operations and revenues in the enterprise privacy segment.

Gross Profit

As a result of a higher increase in revenues compared to cost of revenues, gross profit grew by $2,749,000 to $5,136,000, representing a 115% increase during 2021, compared to gross profit in 2020.

Research and Development Expenses, net

The following table summarizes our research and development costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2021	2020
Payroll, related expenses and share-based payment	2,856	1,123
Subcontractors	1,429	911
Other	486	168
Total Research and development expenses	4,771	2,202

Our research and development costs for the year ended December 31, 2021 amounted to $4,771,000, representing an increase of $2,569,000 or 117%, compared to $2,202,000 for the year ended December 31, 2020. $521,000 of the increase is attributed to the consolidation of CyberKick research and development activities from its acquisition on July 4, 2021. The additional increase in payroll expenses, after taking into account CyberKick’s’ payroll costs, of $1,285,000, is mainly due to the increased development costs of the enterprise privacy segment. Also, most of the $518,000 increase in subcontractors resulted from increased research and development efforts in the enterprise cybersecurity segment.

Sales and Marketing Expenses

The following table summarizes our sales and marketing costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2021	2020
Payroll, related expenses and share-based payment	4,414	3,000
Media costs	2,067	-
Professional fees	576	461
Marketing	523	440
Amortization and depreciation	416	39
Other	352	275
Total selling and marketing expenses	8,348	4,215

Our sales and marketing expenses totaled $8,348,000 for the year ended December 31, 2021, an increase of $4,133,000, or 98%, compared to $4,215,000 for the year ended December 31, 2020. $2,556,000 are attributed to the first-time consolidation of CyberKick’s selling and marketing operations, especially $2,067,000 of media costs. $212,000 of the increase represent amortization expenses of CyberKick’s customers relations intangible asset, as acquired by the Company. An additional $1,020,000 out of the increase in payroll and share-based compensation costs, after deducting CyberKick’s part, is a result mainly of the increased enterprise privacy operations.

General and Administrative Expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2021	2020
Payroll, related expenses and share-based payment	2,265	1,456
Professional fees	4,320	2,184
Other	428	557
Total general and administration expenses	7,013	4,197

Our general and administrative expenses totaled $7,013,000 for the year ended December 31, 2021, an increase of $2,816,000, or 67%, compared to $4,197,000 for the year ended December 31, 2020. The increase is primarily due to a $2,700,000 increase in legal fees, in connection with intellectual property protection activities (see also “Item 8.A. —  Legal Proceedings”), partially offset by lower other professional fees. Also, payroll and share-based compensation increased by $809,000 to $2,265,000 as a result of additional employees, higher salaries costs, options grants and the first time consolidation of CyberKick’s general and administrative payroll costs.

Impairment of Goodwill and Contingent Consideration Measurement

We recorded impairment of goodwill of $700,000 related to the NetNut Networks cash-generating-unit in 2021, and impairment of goodwill of $2,759,000 related to the NetNut cash-generating-unit in 2020.

We also recorded contingent consideration measurement income of $684,000 related to NetNut Networks acquisition in 2021 reversing the 2020 expense provision as according to its 2021 financial results, no earnout payment should be paid. Also, we recorded in 2020 a contingent consideration measurement expense of $345,000 related to NetNut acquisition, as final payment to the former shareholders.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2021 was $15,012,000, compared to an operating loss of $11,331,000 in the year ended December 31, 2020.

Financial Income, net

We had net financial income of $942,000 for the year ended December 31, 2021, compared to net financial income of $3,240,000 for the year ended December 31, 2020. The decrease is mainly related to a change in the fair value of our derivative instruments as a result of a lower share price as of December 31, 2021.

Taxes on income

We had a tax benefit of $450,000 for the year ended December 31, 2021, compared to a tax benefit of $246,000 for the year ended December 31, 2020. The increase resulted primarily from the amortization of deferred tax liabilities from the CyberKick’s acquisition.

Net loss for the year

As a result of the foregoing, our net loss for the year ended December 31, 2021 was $13,620,000, compared to a loss of $7,845,000 during the year ended December 31, 2020.

5.B Liquidity and Capital Resources

Overview

As of March 23, 2022, our cash and cash equivalents and short-term investments of approximately $7.3 million were held for working capital, capital expenditures, investment in technology and business acquisition purposes. We believe that our current cash and cash equivalents and our short-term investments will be sufficient to meet our anticipated cash needs until at least December 31, 2022. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern.

	December 31,
U.S. dollars in thousands	2021	2020
Net cash used in operating activities	(9,208)	(6,612)

Net cash used in investing activities	(9,796)	(1,189)

Net cash provided by financing activities	11,742	14,710

Exchange rate differences	73	(233)

Net increase (decrease) in cash and cash equivalents	(7,189)	6,676

Cash Flows Used in Operating Activities

During the year ended December 31, 2021, net cash used in operating activities was $9,208,000, primarily attributed to operational costs which exceeded cash flows from customers’ payments. The increase of $2,596,000 compared to $6,612,000 used in operating activities during the year ended December 31, 2020, is attributed to increased costs, partially offset by increased sales, both resulting primarily from the full consolidation of CyberKick’s operations and from increased legal fees due to intellectual property protection activities (See also “Item 8.A. —  Legal Proceedings”).

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

Cash Flows Used in Investing Activities

During the year ended December 31, 2021, net cash used in investing activities was $9,796,000, compared to net cash used in investing activities of $1,189,000 during the year ended December 31, 2020. The increase is attributed mainly to investment of $5,844,000 in short-term investments and the acquisition cash payment of CyberKick (see below) in July 2021 in the amount of $3,700,000, compared to an amount of $1,070,000 that was invested in the acquisition of NetNut Networks (formerly ChiCooked LLC) in 2020.

During the year ended December 31, 2020, net cash used in investing activities was $1,189,000, compared to net cash used in investing activities of $5,596,000 during the year ended December 31, 2019. The decrease is attributed mainly to the acquisition of NetNut in 2019, compared to a lower amount that was invested in the acquisition of Chi Cooked LLC in 2020.

On July 1, 2021, we entered into an Equity Purchase Agreement with CyberKick, Takoomi Ltd. and their founders, pursuant to which we acquired all of the outstanding share capital of CyberKick. CyberKick is a private Israeli company, specializing in solutions for security and privacy tools developers and consumers. The acquisition was completed on July 4, 2021, for which we paid a combination of cash in the amount of $3,700,000 and 4,062,045 shares valued at $5,600,000. In addition, we committed to pay up to an additional $3,000,000, subject to achievement of certain future milestones. See “Item 10.C. Material Contracts — CyberKick Acquisition” for additional information.

On December 8, 2020, we entered into an Equity Purchase Agreement with NetNut Networks LLC and its sole shareholder, pursuant to which the Company acquired all (100%) of the outstanding share capital of NetNut Networks, a private U.S. company, based in Illinois, specializing in cloud-based privacy services in exchange for a cash payment of approximately $1,050,000 and a future earnout payment based on NetNut Networks’ financial results for the year 2021. Based on the actual financial results for the year ended December 31, 2021, no earnout payments were made.

Cash Flows Received from Financing Activities

During the year ended December 31, 2021, net cash provided by financing activities was $11,742,000, primarily attributed to net proceeds from a registered direct offering closed in February 2021, as well as proceeds from the exercise of warrants, in the aggregate amount of $12,932,000, which was slightly offset by the contingent consideration payment of $915,000 related to the NetNut acquisition.

During the year ended December 31, 2020, net cash provided by financing activities was $14,710,000, primarily attributed to net proceeds from public and private offerings, as well as proceeds from the exercise of warrants, in the aggregate amount of $17,128,000, which was slightly offset by the contingent consideration payment of $1,600,000 from the NetNut acquisition and a debenture repayment of $680,000.

On April 3, 2020, pursuant to a securities purchase agreement with respect to a registered direct offering pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-235367), we issued to certain accredited investors 450,000 ADSs at a purchase price of $1.60 per ADS. The net proceeds to us from the sale of the securities were approximately $650,000.

On April 23, 2020, pursuant to an underwriting agreement with A.G.P./Alliance Global Partners, as the underwriters for a public offering of our ADSs that were offered pursuant to a registration statement on Form F-1 (No. 333-237629), we issued (a) 858,600 units at a price of $1.10 per unit, with each unit consisting of (i) one ADS, and (ii) a warrant to purchase one ADS, and (b) 6,777,500 pre-funded units, with each pre-funded unit consisting of a pre-funded warrant to purchase one ADS and a warrant, at a price per unit of $1.10, including an exercise price of $0.001. The net proceeds to us from the sale of the units were approximately $7,300,000. As of March 25, 2022, there were 6,149,900 warrants exercised and 1,486,200 warrants outstanding, and all pre-funded warrants were exercised.

On July 20, 2020, pursuant to a securities purchase agreement with respect to a registered direct offering pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-235367), we issued (a) 3,075,000 ADSs at a purchase price of $1.40 per ADS and (b) 1,145,000 pre-funded warrants at a purchase price of $1.40 per warrant, including an exercise price of $0.001 per warrant. The net proceeds to us from the sale of the securities were approximately $5,500,000. As of March 25, 2022, all pre-funded warrants were exercised.

On February 16, 2021, pursuant to a securities purchase agreement with respect to a registered direct offering pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-235367), we issued (a) 4,615,000 ADSs at a purchase price of $2.00 per ADS and (b) 260,000 pre-funded warrants at a purchase price of $2.00 per warrant, including an exercise price of $0.001 per warrant. The net proceeds to us from the sale of the securities were approximately $9,223,000. As of March 25, 2022, all pre-funded warrants remained outstanding.

During 2021, we also received approximately $3,709,000 resulting from the exercise of the warrants issued under the April 23, 2020 public offering.

 Change in cash and cash equivalents

As a result of the foregoing, our cash and cash equivalents decreased in the amount of $7,189,000 during the year ended December 31, 2021, compared to an increase in the amount of $6,676,000 during the year ended December 31, 2020.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares. We have incurred losses and generated negative cash flows from operations since Safe-T Data’s inception in February 2013.

As of March 23, 2022, our cash and cash equivalents, including short-term bank deposits, were approximately $7.3 million. We expect that our current resources will be sufficient to meet our anticipated cash needs until at least the end of 2022; however, we expect that we will require additional substantial capital to continue the development of, and to commercialize, our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the scope of our general and administrative expenses; and

●	potential future acquisitions

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through equity financings or credit facility loans.

Currently, we cannot be certain that additional funding will be available to us on acceptable terms, if at all. If additional funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This raises substantial doubts about our ability to continue as a going concern.

5.C Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2021 to the year ended December 31, 2020— Research and Development Expenses, net.”

5.D Trend Information

The trends impacting us are described elsewhere in this annual report on Form 20-F, including in Items 3.D., 4.B., 5.A. and B. and 10.C.  As noted therein, among other trends, we anticipate growth in our consumer and enterprise segments, as well as lower costs in our cybersecurity segment due to outsourcing of that business to TerraZone Ltd.  We are also subject to potential earn-out commitments in connection with our recent acquisition of CyberKick.  Further, the trajectory of the COVID-19 pandemic remains uncertain, and we cannot predict the duration and severity of the outbreak and its containment measures. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, our third-party partners, our investments in marketable securities, and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also ”Item 3.D. – Risk Factors– Our business is subject to risks arising from the continuous effects of the COVID-19 pandemic - the risk that we may not be able to successfully execute our business or strategic plans, as well as the risk that we will not be able to anticipate, identify and respond quickly to changing market trends and customer preferences or changes in the consumer environment, including changing expectations of service, all of which could have a material adverse effect on our business and results of operations.”

5.E Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2021 included elsewhere in this annual report in Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Going Concern

We have a shareholders’ equity of $24,187,000 as of December 31, 2021, and negative operating cash flows in recent years. We expect to continue incurring losses and negative cash flows from operations until our products reach commercial profitability. Our plans to reduce the going concern risk include the continued commercialization of our products, maintaining cost efficiency and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships.

Revenue Recognition

We determine whether revenue should be reported on a gross or net basis.

Accounting for advertising

We evaluate if revenues should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to digital property owners. The evaluation to present revenue on a gross versus net basis requires significant judgment. We determined that we act as the principal and recognize revenue as it relates to these transactions on a gross basis as the Company controls the service to the customer and it is the primary obligor in the transaction.

Perpetual and term licenses of software

We assess whether the Company controls the specified goods or services before the transfer to its customers. In determining this, the Company follows the accounting guidance for principal-agent considerations. This determination involves judgment and is based on an evaluation of the terms of each arrangement, considering the party that is primarily responsible in the arrangement, including whether it determines the prices charged to the customers. If we satisfy a performance obligation, we recognize revenue in the gross amount of consideration to which we expect to be entitled in exchange for the goods or services transferred.

Goodwill impairment

Goodwill arising from a business combination represents the excess of the overall amount of the consideration transferred, the amount of any non-controlling interests in the acquired company over the net amount as of acquisition date of the identifiable assets acquired and the liabilities assumed.

Impairment reviews of the cash-generating-unit, or CGU, to which goodwill was allocated are undertaken annually and whenever there is any indication of impairment of a CGU. The carrying amount of our assets, including goodwill, is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets at the following order: first to reduce the carrying amount of any goodwill allocated to a CGU and subsequently to the remaining assets we have, which fall within the scope of the IAS 36, “Impairment of Assets,” on a proportionate basis based on the carrying amount of each of our assets.

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

Contingent consideration incurred as a part of a business combination is initially measured at fair value at the acquisition date. Subsequent changes in fair value of contingent consideration are classified as assets or liabilities, and are recognized in accordance with the IFRS 9, “Measurement of financial assets and liabilities,” in profit or loss.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our office holders4 as of the date of this on annual report in Form 20-F:

Name	Age	Position

Chen Katz	50	Chairman of the Board of Directors

Shachar Daniel	44	Chief Executive Officer, Director

Shai Avnit	56	Chief Financial Officer

Dafna Lipowicz	47	Vice President Human Resources

Avi Rubinstein	55	Director

Yehuda Halfon	43	Director (1)(2)(3)

Rakefet Remigolski	50	Director (1)(2)(3)

Moshe Tal	60	Director (1)(2)(3)

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee (and Financial Statements Examination Committee pursuant to regulations under the Israeli Companies Law).

(3)	Independent Director (pursuant to regulations under the Israeli Companies Law and Nasdaq Stock Market rules).

[4]	“office holder” as defined under the Israeli Companies Law: “a director, general manager, chief business manager, deputy general manager, vice-general manager, any person filling any of these positions in a company even if he holds a different title, and any other manager directly subordinate to the general manager”.

Chen Katz, Chairman of the Board of Directors

Mr. Chen Katz has served as our Chairman of the Board of Directors since January 2019. Mr. Katz is also a director of Nanomed Technologies Ltd., Coral Smart Pool Inc. and Nicast Ltd., where he serves as the chairman, Aminach Furniture and Mattresses Industry Ltd., Coral Smart Pool Ltd., Nanomedic Technologies Inc. NCK Capital Ltd. and RapiDx Ltd. Mr. Katz is also a Co-Founder and director of Connexa Capital Ltd. since February 2022. Between 2006 and 2020, Mr. Katz served as the chief executive officer of TechnoPlus Ventures Ltd. (TASE: TNPV), an Israeli investment firm. From 2012 until 2021, Mr. Katz served on the board of directors of Compulab Ltd. (TASE: CLAB) and from 2010 to 2018, he served on the board of directors of D-Led Illumination Technologies Ltd. Mr. Katz is a member of the Israel Bar Association. Mr. Katz holds a European Master-in-Law and Economics (EMLE) from the Complutense University of Madrid and an LL.B. from the University of Haifa.

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

Shai Avnit, Chief Financial Officer

Mr. Shai Avnit has served as our Chief Financial Officer since June 2016. Mr. Avnit has extensive experience in managing financial, operational, administrative and legal affairs in companies within the software, medical device and consumer electronics, as well as vast experience in public and private fund raising, mergers and acquisitions and structural reorganization. Mr. Avnit served as the chief financial officer and other leading financial positions in several hi-tech companies, both public and private including as the chief financial officer during 2001-2002 in Valor Computerized Systems (then a public company traded on the German stock exchange Neuer Markt), a controller during 1996-2000 in Card Guard Scientific Survival, a then public company then traded in the Six Swiss Exchange under the name LifeWatch (symbol LIFE), a part time chief financial officer during 2007-2017 in EnzySurge Ltd., a part time chief financial officer during 2011-2017 in BioProtect Ltd., a part time chief financial officer during 2008-2011 in BriefCam Ltd., a part time chief financial officer during 2006-2010 in Lumio Inc. and a part time Finance Director in Primavera-Prosight Ltd. (acquired by Oracle) during 2002-2011. Mr. Avnit holds a B.A. in Accounting & Economics as well as an M.B.A. with majors in Finance and Marketing, both from the Tel Aviv University.

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

Avi Rubinstein, Director

Mr. Avi Rubinstein has served on our board of directors since October 2021. Prior to his appointment as a director, Mr. Rubinstein served as Chief Business Officer of our subsidiary, Safe-T Data A.R Ltd., from February 2020 until October 2021 and continues to provide advisory services to Safe-T Data on a consultancy basis. Prior to joining Safe-T Data, from 2014 to 2015, Mr. Rubinstein served as Vice President, Product Marketing and Business Development of Nice Systems Ltd. (NASDAQ: NICE). Mr. Rubinstein co-founded Inpedio BV, a provider of cyber solutions, and served as its chief executive officer between 2016 and 2019. After serving as co-founder of Ectel Ltd., and general manager of Ectel US Inc. and was the co-founder of StorWiz in 2004, which was acquired by IBM in 2010. He also was the co-founder and chief executive officer of VideoCodes in 2004, which was acquired by Thompson in 2008. Mr. Rubinstein also served as a member of our advisory board between 2014 and 2019, and with CyberX Labs (cyber defense for critical infrastructure) since 2014.

Yehuda Halfon, Director

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

Rakefet Remigolski, Director

Ms. Rakefet Remigolski has served on our board of directors since September 2020. Since 2018, Ms. Remigolski has served as Chief Finance Officer at Arazim Investments Ltd., an Israeli real-estate company publicly traded on the Tel Aviv Stock Exchange. Since September 2021, Ms. Remigolski has served as an external director at IDENTI Healthcare Ltd. Between 2015 and 2020, Ms. Remigolski served as a director and head of the audit committee at the Israeli National Sport Center, Tel Aviv. Since 2008, Ms. Remigolski has taught advanced courses in financial accounting at the Reichman University (IDC Herzliya) in Israel. Between 1995 and 2019, Ms. Remigolski taught advanced courses in financial accounting at the College of Management Academic Studies in Israel. Ms. Remigolski holds a B.A. in Business and an M.B.A. (Cum Laude) with a major in finance and accountancy, both from the College of Management Academic Studies in Israel. Ms. Remigolski is a certified public accountant and is a member of the Institute of Certified Public Accountants in Israel.

Moshe Tal, Director

Mr. Moshe Tal has served on our board of directors since May 2019. Since 2011, Mr. Tal serves as a partner with Shtainmetz Aminoach & Co. accounting, a CPA (Isr.) Israeli Certified Public Accountant, Investment and Consulting. Mr. Tal is also a lecturer at the Department of Accounting at the Reichman University (IDC Herzliya) in Israel. Mr. Tal served in the Israeli tax Authority for 13 years and has vast experience with tax regulations and laws, both in Israel and outside of Israel. Between 2011 and 2013, Mr. Tal served as a director of Dash Ipax Holdings Ltd. and from 2010 until 2018 as a director at Netz Group Ltd. Mr. Tal is a certified Israeli public accountant.

Family Relationships

There are no family relationships between any of our office holders.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Item 7.B. Related Party Transactions” for additional information.

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to our office holders as a group for the year ended December 31, 2021. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing the Company with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2021. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.2302 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2021.

	Salary, bonuses and Related Benefits(1)	Pension, Retirement and Other Similar Benefits	Share Based Compensation*
All office holders as a group, consisting of 9 persons**	$1,107	$127	$339

(1)	Represents the office holders’ gross salary plus payment of mandatory social benefits made by the company on behalf of such officer. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

*	Resulting from options to purchase an aggregate of 1,892,676 Ordinary Shares granted to all office holders as a group, at exercise prices between NIS 4.00 (approximately $1.20) and $318.40 per share with expiration dates between May 13, 2024, and September 18, 2031. The share-based compensation was calculated based on the binomial model.

**	Includes Mr. Amir Mizhar, who ceased to serve as a Director, President and Chief Software Architect in October 2021.

The table below reflects the compensation granted to the five most highly compensated senior officers5 during or with respect to the year ended December 31, 2021.

Annual Compensation- in thousands of USD –

Senior Officer[5]	Salary, Fees and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation		Total
Shachar Daniel	397	52	122	(1)	571

Barak Avitbul(2)	484	-	78	(2)	562

Shai Avnit	179	44	98	(3)	321

Eitan Bremler	148	44	78	(4)	270

Chen Katz	189	-	61	(5)	250

(1)	Resulting from options to purchase an aggregate of 602,023 Ordinary Shares, at exercise prices range between NIS 4.60 (approximately $1.42) to $318.40 with expiration dates between May 13, 2024 and July 22, 2031.

[5]	“senior officer” as defined under the Israeli Securities Law includes the definition of an officer, as defined in the Israeli Companies Law, and also the chairman of the board of directors, a substitute director, an individual who under section 236 of the Israeli Companies Law was appointed on behalf of a body corporate and who serves as director, accountant, internal auditor, independent signatory and every person who holds a said position, even if the title of his position is different, and also a senior officer in a body corporate controlled by the body corporate, who has substantive influence over the body corporate, and every individual who is employed by the body corporate in a different position and holds 5% or more of the nominal value of the issued share capital or of the voting power, as the case may be; for this purpose. We are providing this disclosure as good practice although we are not required to report or provide such disclosure pursuant to the Israeli Securities Law.

(2)	Resulting from options to purchase an aggregate of 270,000 Ordinary Shares, at an exercise prices range between NIS 4.00 (approximately $1.23) to NIS 6.04 (approximately $1.86) with expiration dates between August 2, 2030 and August 25, 2031. Mr. Avitbul ceased to serve as a service provider of our subsidiary, NetNut Ltd., in December 2021.

(3)	Resulting from options to purchase an aggregate of 370,127 Ordinary Shares, at exercise prices range between NIS 4.00 (approximately $1.23) to $318.40 with expiration dates between May 13, 2024 and August 25, 2031.

(4)	Resulting from options to purchase an aggregate of 270,147 Ordinary Shares, at exercise prices range between NIS 4.00 (approximately $1.23) to $318.40 with expiration dates between May 13, 2024 and August 25, 2031.

(5)	Resulting from options to purchase an aggregate of 270,000 Ordinary Shares, at exercise prices range between NIS 4.00 (approximately $1.23) to NIS 6.04 (approximately $1.86) with expiration dates between September 15, 2030 and July 22, 2031.

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

C. Board Practices

Introduction

Our board of directors presently consists of six members. Under the Israeli Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. However, pursuant to regulations under the Israeli Companies Law, a board of directors is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Israeli Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a nominating committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. On July 22, 2021, our board of directors approved that the Company meets all of the above requirements and therefore has resolved to adopt the corporate governance exemption set forth above, and accordingly as of July 22, 2021, we are not required to appoint external directors as such are defined in the Israeli Companies Law. The directors, Mr. Yehuda Halfon and Mr. Moshe Tal, each of whom was previously appointed as external directors, and Ms. Rakefet Remigolski, are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by our board of directors provided that it will consist of not less than three and not more than twelve. Pursuant to the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer and all other executive officers are appointed by, and serve at the discretion of, our board of directors, subject to the employment or services agreement that we have entered into with them. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them, and are subject to the Company’s compensation policy.

Each director, will hold office in accordance with our articles of association, or until he or she resigns or unless he or she is removed by a 65% majority vote of our shareholders at an annual general meeting of our shareholders, provided that such majority constitutes more than 50% of the our then issued and outstanding share capital, or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our amended and restated articles of association. Our articles of association provide for a split of the board of directors into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

Our directors are divided among the three classes as follows:

(i)	Class I directors are Ms. Rakefet Remigolski and Mr. Yehuda Halfon, whose current terms expire at the Company’s 2023 annual general meeting of shareholders and upon the election and qualification of their respective successors,

(ii)	Class II directors are Mr. Shachar Daniel and Mr. Moshe Tal, whose current terms expire at the Company’s 2024 annual general meeting of shareholders and upon the election and qualification of their respective successors; and

(iii)	Class III directors are Mr. Chen Katz and Mr. Avi Rubinstein, whose current terms expire at the Company’s 2022 annual general meeting of shareholders and upon the election and qualification of their respective successors.

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

Under the Israeli Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Israeli Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Israeli Companies Law.

Under the Israeli Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two – Mrs. Rakefet Remigolski, Mr. Moshe Tal and Mr. Yehuda Halfon qualify and declared their respective accounting and financial expertise to that effect.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Israeli Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Israeli Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The board of directors may, subject to the provisions of the Israeli Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below.

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

External Directors

Under the Israeli Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, are required to appoint at least two external directors who meet the qualification requirements set forth in the Israeli Companies Law. The definitions of an external director under the Israeli Companies Law and independent director under Nasdaq Stock Market rules are similar such that it would generally be expected that the two external directors will also comply with the independence requirement under Nasdaq Stock Market rules.

Pursuant to the regulations under the Israeli Companies Law, the board of directors of a company such as ours is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a Nominating Committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. The Company meets all of these requirements. On July 22, 2021, our board of directors resolved to adopt the corporate governance exemption set forth above, and accordingly we no longer have external directors as members of our board of directors.

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

Regulations promulgated pursuant to the Israeli Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

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

Mr. Yehuda Halfon and Mr. Moshe Tal, each of whom was previously appointed as external directors, and Ms. Rakefet Remigolski, are deemed independent for purposes of the Israeli Companies Law as well as under Nasdaq Stock Market rules.

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Israeli Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Israeli Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Israeli Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Israeli Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. On October 26, 2021, our board of directors appointed Mr. Avi Rubinstein as a director and member of the board until the conclusion of the next annual general meeting of shareholders of the Company.

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee and the Financial Statements Examination Committee.

Audit Committee

Under the Israeli Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors. The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

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

Our board of directors adopted an audit committee charter, which became effective upon the listing of the ADSs on the Nasdaq Capital Market and was amended thereafter in August 2021, setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

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

As noted above, the members of our audit committee include Mr. Moshe Tal (the chairman), Mr. Yehuda Halfon and Ms. Rakefet Remigolski, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Financial Statements Examination Committee

Under the Israeli Companies Law, the board of directors of a public company in Israel must appoint a financial statements examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. According to a resolution of our board of directors, the audit committee has been assigned the responsibilities and duties of a financial statement examination committee, as permitted under relevant regulations promulgated under the Israeli Companies Law. From time to time, as necessary and required to approve our financial statements, the audit committee holds separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval. As detailed above, the members of our audit committee are Mr. Moshe Tal, Mr. Yehuda Halfon and Ms. Rakefet Remigolski. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of the audit committee when it is acting in the role of the financial statements examination committee.

Compensation Committee

Under the Israeli Companies Law, the board of directors of any public company must establish a compensation committee. Under the Nasdaq rules, we are required to maintain a compensation committee consisting of at least two members, each of whom must be independent directors.

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Moshe Tal, Mr. Yehuda Halfon and Ms. Rakefet Remigolski, each of whom is “independent,” as such term is defined under Nasdaq Stock Market rules. Our compensation committee complies with the provisions of the Israeli Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association. Our compensation committee also complies with the committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a Special Majority (see “—Approval of Related Party Transactions under Israeli Law”). Under the Israeli Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Our compensation policy was approved by our shareholders on May 8, 2016, and amendments thereto were approved by our shareholders on August 8, 2017, September 26, 2019, and September 15, 2020.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between terms offered and the average and median compensation of the other employees of the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later determined that the information upon which such compensation was based was inaccurate and required to be restated in the company’s consolidated financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. Our internal auditor is Ms. Dana Gottesman CPA, CIA, MA and partner of Risk Advisory Services Group, BDO Consulting Group. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Israeli Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Israeli Companies Law or under our compensation policy, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

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

Insurance

Under the Israeli Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $10 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of $177,500, which expires on August 14, 2022 as well as Public Offering of Securities Insurance (POSI) providing a total coverage of $10 million for the benefit of all of our directors and officers, and covering a public offerings of our securities on Nasdaq in August 2018, in respect of which we paid a seven-year premium of approximately $120,000, which expires on August 21, 2025.

Indemnification

The Israeli Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the ISA), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Israeli Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

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

Exculpation

Under the Israeli Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Israeli Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Israeli Companies Law, as well as of our amended and restated articles of association, which articles are an exhibit to this annual report on Form 20-F, and are incorporated herein by reference.

There are no service contracts between the Company, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Israeli Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Israeli Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

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

The Israeli Companies Law does not specify to whom within us or the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Israeli Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

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

The Israeli Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a transaction involving a related party, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

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

Directors. Under the Israeli Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Israeli Companies Law or under our compensation policy, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Israeli Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a Special Majority will be required.

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

Chief executive officer. Under the Israeli Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a Special Majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

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

Duties of Shareholders

Under the Israeli Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

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

D. Employees.

As of December 31, 2021, we had 6 senior management positions on a full-time basis and one executive on part-time basis. All are engaged as employees with the exception of two consultants. In addition to our senior management, we had approximately world-wide 55 employees, sub-contractor’s employees and consultants, on full and part time basis.

As of December 31, 2021, the majority of our employees and consultants were located in Israel, while 15 employees, sub-contractor’s employees and consultants were located in Ukraine, United States, Spain, Germany and India. In sales and development/support activities we employed approximately 25 employees/consultants in each activity, while 11 employees were occupied in general, administrative and corporate activities. None of our employees is represented by labor unions or covered by collective bargaining agreements.

On December 31, 2020, we had 63 full-time and part-time basis employees, sub-contractor’s employees and dedicated consultants, most are located in Israel, and 18 were located in Ukraine, United States, Spain, Germany and India. As of December 31, 2019, we had 45 full-time and part-time basis employees and consultants, including 2 employees in the United States and 1 in Spain.

E. Share Ownership.

The following table lists as of March 25, 2022, the number of our shares beneficially owned by each of our office holders as a group:

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Chen Katz (3)	162,500	*
Shachar Daniel (4)	287,023	*
Shai Avnit (5)	150,630	*
Dafna Lipowicz (6)	21,883	*
Avi Rubinstein (7)	144,999	*
Rakefet Remigolski (8)	21,875	*
Yehuda Halfon (9)	21,875	*
Moshe Tal (10)	21,875	*
All office holders as a group (8 persons)		2.7%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 30,441,411 Ordinary Shares as issued and outstanding as of March 20, 2022.

(3)	Includes 50,000 ADSs acquired through open market stock purchases and stock options to purchase 112,500 Ordinary Shares at an exercise price range between NIS 4.60 and NIS 6.04 per share that are exercisable within 60 days. In addition, Mr. Katz holds options to purchase 157,500 Ordinary Shares at exercise prices range between NIS 4.60 to NIS 6.04 per share that are not exercisable within 60 days. Mr. Katz’s options have expiration dates ranging between September 15, 2030, to July 22, 2031. See also Item 7.A., with respect to certain Ordinary Shares over which the Chairman of the Company or another designee may exercise a proxy with respect to limited items. Such shares are not included in the table above, as they are based on the office of chairperson rather than Mr. Katz’s personal beneficial ownership.

(4)	Includes 61,508 ADSs acquired through open market stock purchases, and stock options to purchase 225,515 Ordinary Shares at an exercise price range between NIS 4.60 and $318.40 per share that are exercisable within 60 days. In addition, Mr. Daniel holds options to purchase 315,000 Ordinary Shares at exercise prices range between NIS 4.60 to NIS 6.04 per share that are not exercisable within 60 days. Mr. Daniel’s options have expiration dates ranging from May 13, 2024, to July 22, 2031.

(5)	Includes 13,000 Ordinary Shares acquired through open market stock purchases and stock options to purchase 137,630 Ordinary Shares at an exercise price range between NIS 4.00 and $318.40 per share that are exercisable within 60 days. In addition, Mr. Avnit holds options to purchase 232,497 Ordinary Shares at exercise prices range between NIS 4.00 to NIS 6.04 per share that are not exercisable within 60 days. Mr. Avnit’s options have expiration dates ranging from May 13, 2024, to August 25, 2031.

(6)	Includes stock options to purchase 21,883 Ordinary Shares at an exercise price range between NIS 4.00 and NIS 6.04 per share that are exercisable within 60 days. In addition, Ms. Lipowicz holds options to purchase 30,648 Ordinary Shares at exercise prices range between NIS 4.00 to NIS 6.04 per share that are not exercisable within 60 days. Ms. Lipowicz’s options have expiration dates ranging between August 2, 2030, to August 25, 2031

(7)

Includes 7,500 ADSs acquired through open market stock purchases and stock options to purchase 137,499 Ordinary Shares at an exercise price range between NIS 4.00 and NIS 6.04 per share that are exercisable within 60 days, held by Orit Rubinstein, Mr. Rubinstein’s wife. In addition, Mr. Rubinstein holds, through his wholly owned affiliate, options to purchase 232,497 Ordinary Shares at exercise prices range between NIS 4.00 to NIS 6.04 per share that are not exercisable within 60 days. Mr. Rubinstein’s options have expiration dates ranging between August 2, 2030, to August 25, 2031.

(8)	Includes stock options to purchase 21,875 Ordinary Shares at an exercise price range between NIS 4.60 and NIS 6.04 per share that are exercisable within 60 days. In addition, Ms. Remigolski holds options to purchase 30,625 Ordinary Shares at exercise prices range between NIS 4.60 to NIS 6.04 per share that are not exercisable within 60 days. Ms. Remigolski’s options have expiration dates ranging between September 15, 2030, to July 22, 2031.

(9)	Includes stock options to purchase 21,875 Ordinary Shares at an exercise price range between NIS 4.60 and NIS 6.04 per share that are exercisable within 60 days. In addition, Mr. Halfon holds options to purchase 30,625 Ordinary Shares at exercise prices range between NIS 4.60 to NIS 6.04 per share that are not exercisable within 60 days. Mr. Halfon’s options have expiration dates ranging between September 15, 2030, to July 22, 2031.
(10)

Includes stock options to purchase 21,875 Ordinary Shares at an exercise price range between NIS 4.60 and NIS 6.04 per share that are exercisable within 60 days. In addition, Mr. Tal holds options to purchase 30,625 Ordinary Shares at exercise prices range between NIS 4.60 to NIS 6.04 per share that are not exercisable within 60 days. Mr. Tal’s options have expiration dates ranging between September 15, 2030, to July 22, 2031.

Stock Option Plan – Global Equity Plan

We maintain one equity incentive plan – the Safe-T Group Global Equity Plan, or the Global Equity Plan. As of March 20, 2022, the number of Ordinary Shares reserved for the grant of options or restricted stock units under the plan was 1,995,294. In addition, options to purchase 3,832,880 Ordinary Shares were issued and outstanding, with exercise prices ranging between NIS 0.00 and NIS 5,580.80 (approximately $1,716) per share.

Our Global Equity Plan was adopted by our board of directors in July 2016, and expires in July 2026. Our employees, directors, officers, and services providers, including those who are our controlling shareholders, as well as those of our affiliated companies, are eligible to participate in this plan.

Our Global Equity Plan is administered by our board of directors, regarding the granting of options or restricted stock units and the terms of such grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance of 1961 (New Version), or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The Global Equity Plan also permits granting options to Israeli grantees who do not qualify under Section 102(b)(2).

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents as of March 20, 2022 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known to us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares (to whom we refer as our Major Shareholders).

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

Name	Number of Ordinary Shares Beneficially Owned (1)	Percent of Class (2)

Roni Lev (3)	1,962,409	6.44%
Yotam Benattia (4)	1,962,409	6.44%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	The percentage of outstanding ordinary shares is based on 30,441,411 Ordinary Shares outstanding as of March 25, 2022.

(3)	The beneficial ownership is based on a Schedule 13G/A filed by Mr. Lev with the SEC on March 10, 2022. In addition, Mr. Lev has provided an irrevocable proxy in connection with his ownership of 1,928,659 Ordinary Shares to the chairperson of the Company’s board of directors, or such other officer of the Company as the Company shall designate from time to time, to vote on Mr. Lev’s behalf with respect to: (1) nomination, election and/or re-election of the members of the Company’s board of directors; (2) the issuance of any securities, creation, adjustment and/or alteration of the Company’s share capital; and (3) any renumeration, payments and/or grant of Company options made to the Company’s board of directors. The proxy shall remain in force until the earliest of: (i) a sale of shares (however, the proxy will continue with respect to any shares unsold); (ii) upon a change of control of the Company; (iii) the Company’s insolvency or filing by or against the Company of bankruptcy; (iv) if Mr. Lev becomes a non-executive officer of the Company and holds less than 2.5% of the then issued share capital; or (v) a transaction by the Company involving an issuance of at least 5% of the then issued share capital. Mr. Lev also owns options to purchase 135,000 Ordinary Shares, of which 33,750 options are beneficially owned and the remainder of which vest equally over nine quarters beginning on August 25, 2022. The address of Mr. Lev is 3 Prof. Yuval Neeman, Tel Aviv, Israel 6967169.

(4)	The beneficial ownership is based on a Schedule 13G/A filed by Mr. Benattia with the SEC on March 10, 2022. In addition, Mr. Benattia has provided an irrevocable proxy in connection with his ownership of 1,928,659 Ordinary Shares to the chairperson of the Company’s board of directors, or such other officer of the Company as the Company shall designate from time to time, to vote on Mr. Benattia’s behalf with respect to: (1) nomination, election and/or re-election of the members of the Company’s board of directors; (2) the issuance of any securities, creation, adjustment and/or alteration of the Company’s share capital; and (3) any renumeration, payments and/or grant of Company options made to the Company’s board of directors. The proxy shall remain in force until the earliest of: (i) a sale of shares (however, the proxy will continue with respect to any shares unsold); (ii) upon a change of control of the Company; (iii) the Company’s insolvency or filing by or against the Company of bankruptcy; (iv) if Mr. Benattia becomes a non-executive officer of the Company and holds less than 2.5% of the then issued share capital; or (v) a transaction by the Company involving an issuance of at least 5% of the then issued share capital. Mr. Benattia also owns options to purchase 135,000 Ordinary Shares, of which 33,750 options are beneficially owned and the remainder of which vest equally over nine quarters beginning on August 25, 2022. The address of Mr. Benattia is 113 Rothchild Boulevard, Tel Aviv, Israel 6527113.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2021 and until March 25, 2022, there were decreases in the percentage ownership of some of our former major shareholders: (i) the entities affiliated with Alpha Capital Anstalt, or Alpha (from 9.9% to 4.99%), and (ii) the entities affiliated with Anson Funds Management LP, or Anson (from 5.2% to 0). In addition, Mr. Lev and Mr. Benattia became major shareholders of the Company during 2021.

Over the course of 2020, there were decreases in the percentage ownership of some of our former major shareholders: the entities affiliated with Morgan Stanley (from 5.7% to 4.0%).

Over the course of 2019, there was a decrease in the percentage ownership of the entities affiliated with Iroquois Capital Management L.L.C. (from 6.0% to 0.1%), while there were increases in the percentage ownership of Alpha (from 4.9% to 9.9%) and Anson (from 4.9% to 5.2%).

Record Holders

The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly traded company such as ours which is listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, The Tel Aviv Stock Exchange Nominee Company Ltd. Accordingly, as of March 25, 2022, there was one shareholder of record of our Ordinary Shares, which is located in Israel. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 18, 2022, there were 75 holders of record of the ADSs on record with the Depository Trust Company.

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

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

On June 11, 2020, Bright Data filed an action alleging infringement by our wholly owned subsidiary, NetNut Ltd., of U.S. Patent Nos. 10,484,511 and 10,637,968, as well as claims of trade secret misappropriation. The action was filed in the United States District Court for the Eastern District of Texas, Marshal Division. Pursuant to a confidential settlement agreement, the case was dismissed without prejudice on December 10, 2021, with no monetary payment from NetNut to Bright Data and with no effect on NetNut’s ongoing services for customers.

On June 18, 2021, Bright Data filed an action alleging infringement by NetNut of U.S. Patent Nos. 10,257,319 and 10,484,510. The action was also filed in the United States District Court for the Eastern District of Texas, Marshall Division. Bright Data amended its complaint on October 11, 2021, to additionally assert infringement of the U.S. Patents Nos. 10,491,713, 11,050,852 and 11,044,346, as well as a claim for alleged false advertising. NetNut disagrees with each of Bright Data’s claims and is defending itself in the litigation. NetNut has consistently challenged the patentability of Bright Data’s patents, both in court and at the USPTO. To date, NetNut has filed several requests for inter partes review and ex parte reexamination. The goal of these proceedings is to request the USPTO to re-examine the subject matter of Bright Data’s patents – i.e., to reconsider whether their claims are patentable. Each of NetNut’s USPTO challenges has reached a preliminary decision on the merits, and in each decision the USPTO has preliminarily agreed with NetNut’s positions that Bright Data’s patents are likely unpatentable. Nevertheless, there can be no assurance that NetNut will prevail in any legal proceedings instituted by Bright Data, or that such proceedings will not have a material adverse effect on our business, financial condition or results of operations.

On March 15, 2022, NetNut filed a complaint alleging infringement by Bright Data of U.S. Patent No. 10,110,606, to which NetNut holds an exclusive license from the Company’s wholly owned subsidiary, Safe-T Data, including all rights to seek and recover for any infringement thereof.

NetNut alleges that Bright Data’s operation of a worldwide network for residential proxies infringes on NetNut’s patent covering a “reverse access” mechanism. Bright Data’s infringement includes its applications and software development kits (SDKs), which are important components in its overall operations having revenues of (according to Bright Data) more than $100 million annually. The action was filed in the United States District Court, Eastern District of Texas, Marshal Division.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares have been trading on the TASE since January 2000. As of July 7, 2016, and following the change of our name in the course of the Merger Transaction, our symbol on the TASE has been “SAFE.” Our ADSs traded on the OTCQB under the symbol “SFTTY” from June 27, 2017 until August 16, 2018. On August 17, 2018, our ADSs, each representing 40 of our Ordinary Shares, commenced trading on the Nasdaq Capital Market and TASE under the symbol “SFET”. Since October 15, 2021, each of our ADSs represents one of our Ordinary Shares.

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

CyberKick Ltd. Acquisition

On July 1, 2021, we entered into a share and asset purchase agreement with CyberKick, pursuant to which on July 4, 2021 the Company acquired all of the outstanding share capital of CyberKick, a private Israeli company, which provides SaaS security and privacy tools for consumers. CyberKick is the legal holder of certain intangible assets which were transferred to it on the acquisition date. The initial consideration for the transaction was paid for in cash and with our Ordinary Shares, as set forth below.

In consideration for the purchased shares, we paid and agreed to pay to CyberKick’s shareholders:

●	Initial consideration paid on the closing of the transaction - a combination of cash ($3.7 million) and 4,062,045 Ordinary Shares ($5.6 million); and

●	A potential earn-out payment of up to $3 million in total, subject to certain revenue targets of CyberKick during the first and second year following the closing of the transaction. We may decide, at our sole discretion, to pay the earn-out consideration in whole or in part in equity.

As part of the terms of the share and asset purchase agreement, we have committed to support and accelerate CyberKick’s growth by providing financing of $2.5 million in the twenty-four (24) months following the acquisition.

Chi Cooked LLC Acquisition

On December 7, 2020, we entered into an equity purchase agreement with NetNut Networks LLC (formerly Chi Cooked LLC) and its sole shareholder, pursuant to which on December 8, 2020, we acquired all of the shares of NetNut Networks LLC.

The initial consideration paid on the closing of the transaction for the purchased shares was $1.1 million in cash, subject to customary post-closing adjustments, that subsequently reduced the price by $51 thousand. The consideration may be increased by an additional earn-out payment which was expected to be paid in April 2022, calculated as the excess of Chi Cooked LLC’s 2021 revenues over $1 million, subject to an operating margin of at least 37.5%. We may decide, at our sole discretion, to pay up to 25% of the earn-out consideration in shares. As part of the transaction terms, it was agreed that Chi Cooked LLC’s founder and former sole shareholder will continue to lead Chi Cooked LLC’s operations as its chief executive officer.

Based on ChiCooked LLC’s financial results for the year 2021, we determined that no earn-out payment will be paid to the sole former shareholder of Chi Cooked LLC.

In January 2021, Chi Cooked LLC changed its name to NetNut Networks Ltd.

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

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

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

We maintain a corporate website http://www.safetgroup.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

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

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A material portion of our operating expenses is incurred outside the United States and can be denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the NIS. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. The effect of a hypothetical 10% adverse change in foreign exchange rates on monetary assets and liabilities at December 31, 2021 can be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021, or the Evaluation Date. Based on the material weaknesses identified in the Company’s internal control over financial reporting as described below as of the Evaluation Date, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2021, due to the following material weaknesses: (i) inadequate segregation of duties consistent with control objectives; and (ii) ineffective controls over period end financial reporting. Specifically, we determined that currently we do not have sufficient qualified staff to provide for effective control over a number of aspects of our accounting and financial reporting process under IFRS.

As defined in Regulation 12b-2 under the Securities Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

We are in the process of implementing measures to remediate identified material weaknesses. Those remediation measures are ongoing and include working with an increased number of accounting and qualified finance employees with a requisite level of experience and the implementation of additional control activities related to the period-end financial reporting process, such as assigning clear roles and responsibilities for accounting and financial reporting staff, enhancing internal controls related to accounting and financial reporting and hiring a qualified consultant to assess compliance of the Company’s financial reporting processes, as well as the design and implementation of effective internal control over period end financial reporting and in order to create adequate segregation of duties. While we believe that these efforts will improve our internal control over financial reporting, the implementation of our remediation is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles.

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

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, we have implemented some measures to remediate identified material weaknesses, as described above. Nevertheless, these measures may not be sufficient to materially affect, or reasonably be likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to our directors, executive officers and employees. Our Code of Business Ethics is posted on our website at https://www.safetgroup.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2021 and 2020.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020

Audit fees (1)	$125,000	$115,750
Audit-related fees	-	-
Tax fees(2)	5,000	32,500
All other fees	-	-

Total	$130,000	$148,250

(1)	This category includes services such as consents and assistance with and review of documents filed with the SEC as well as fees related to our registration statements and public offering.

(2)	Includes professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.  -

Exhibit	Description

1.1	Amended and Restated Articles of Association of Safe-T Group Ltd. (filed as Exhibit 99.2 to Form 6-K (File No. 001-38610) filed on September 15, 2020 and incorporated herein by reference).

2.1	Form of Amended and Restated Deposit Agreement (filed as Exhibit 1 to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-218251) filed on July 31, 2018, and incorporated herein by reference).

2.2	Description of Securities (filed herewith).

4.1	Form of Indemnification Agreement (filed as Exhibit 99.1.B to Form 6-K (File No. 001-38610) filed on August 21, 2019, and incorporated herein by reference).

4.2	Safe-T Group Global Equity Plan (filed as Exhibit 10.2 to Form F-1 (File No. 333-226074) filed on July 5, 2018, and incorporated herein by reference).

4.2.1	U.S. Sub-Plan to the Safe-T Group Ltd. Global Equity Plan (filed as Exhibit 99.1.B to Form 6-K (File No. 001-38610) filed on April 11, 2019, and incorporated herein by reference).

4.3	Safe-T Group Compensation Policy (filed as Exhibit 10.4 to Form F-1 (File No. 333-226074) filed on July 5, 2018, as amended by shareholders on September 26, 2019 and on September 15, 2020, and incorporated herein by reference).

4.4	Equity Purchase Agreement, dated December 8, 2020, by and among Safe-T USA Inc., Chi Cooked LLC, and Mr. Kyle Exline (filed as Exhibit 4.4 to Form 20-F (File No. 001-38610) filed on March 22, 2021, and incorporated herein by reference).

4.5	Form of Share and Asset Purchase Agreement, dated April 4, 2019, by and among Safe-T Group Ltd., NetNut Ltd., DiViNetworks Ltd., and the shareholders of NetNut Ltd. (filed as Exhibit 99.1.C to Form 6-K (File No. 333-38610) filed on April 11, 2019, and incorporated herein by reference).

4.6	Registration Rights Agreement dated August 30, 2019, by and among Safe-T Group Ltd. and the Purchasers (filed as Exhibit 99.4 to Form 6-K (File No. 001-38610) filed on August 30, 2019, and incorporated herein by reference).

4.7	Registration Rights Agreement dated October 31, 2019, by and among Safe-T Group Ltd. and the Purchasers (filed as Exhibit 99.3 to Form 6-K (File No. 001-38610) filed on November 12, 2019, and incorporated herein by reference).

4.8	Registration Rights Agreement dated December 23, 2019, by and among Safe-T Group Ltd. and the Purchasers (filed as Exhibit 10.2 to Form 6-K (File No. 001-38610) filed on December 30, 2019, and incorporated herein by reference).

4.9	Share Purchase Agreement dated July 1, 2021, by and among Safe-T Group Ltd., CyberKick Ltd., Mr. Roni Lev and Mr. Yotam Benattia (filed as Exhibit 99.6 to Form 6-K (File No. 001-38610) filed on November 16, 2021, and incorporated herein by reference).*

8.1	List of Subsidiaries (filed herewith).

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, with respect to the financial statements of Safe-T Group Ltd (filed herewith).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in iXBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline iXBRL document).

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

SAFE-T GROUP LTD.

By:	/s/ Shachar Daniel
Shachar Daniel
Chief Executive Officer

Date: March 29, 2022

SAFE-T GROUP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

SAFE-T GROUP LTD.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Safe-T Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Safe-T Group Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(d) to the consolidated financial statements, the Company has suffered recurring losses from operations and has cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(d). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

March 29, 2022

We have served as the Company’s auditor since 2013.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2021	2020
	Note	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5	3,828	11,017
Accounts receivable:
Trade, net	6	1,496	645
Other		713	897
Short-term investments	4	5,887	-
		11,924	12,559
NON-CURRENT ASSETS:
Long-term restricted deposits		84	89
Long-term deposit		65	50
Property and equipment, net	7	119	144
Right of use assets	12	451	543
Intangible assets, net	8	7,013	4,201
Goodwill	8	10,998	5,387
		18,730	10,414
TOTAL ASSETS		30,654	22,973

Liabilities and equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		1,219	274
Other	10	2,839	1,358
Contract liabilities		514	441
Contingent consideration	11(c)	-	915
Derivative financial instruments	3, 2(l)	488	1,448
Short-term lease liabilities	12	365	298
		5,425	4,734
NON-CURRENT LIABILITIES:
Long-term contract liabilities		18	41
Long-term lease liabilities	12	197	365
Long-term contingent consideration	16(b)	-	684
Deferred tax liabilities	9(d)	645	793
Liability in respect of the Israeli Innovation Authority		182	140
		1,042	2,023
TOTAL LIABILITIES		6,467	6,757
COMMITMENTS AND CONTINGENT LIABILITIES	11
EQUITY:	15
Ordinary shares		-	-
Share premium		91,112	71,492
Other equity reserves		16,732	15,256
Accumulated deficit		(83,657)	(70,532)
TOTAL EQUITY		24,187	16,216
TOTAL EQUITY AND LIABILITIES		30,654	22,973

The accompanying notes are an integral part of these consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
		2021	2020	2019
	Note	U.S. dollars in thousands (except share and per share data)

REVENUES	17	10,281	4,886	3,284
COST OF REVENUES	17	5,145	2,499	1,889
GROSS PROFIT		5,136	2,387	1,395

OPERATING EXPENSES:
Research and development expenses	18	4,771	2,202	2,485
Selling and marketing expenses	19	8,348	4,215	3,783
General and administrative expenses	20	7,013	4,197	3,757
Impairment of goodwill	8	700	2,759	1,002
Contingent consideration measurement	11	(684)	345	159
TOTAL OPERATING EXPENSES		20,148	13,718	11,186

OPERATING LOSS		(15,012)	(11,331)	(9,791)

FINANCIAL INCOME (EXPENSE), net	21	942	3,240	(3,184)

LOSS BEFORE TAXES ON INCOME		(14,070)	(8,091)	(12,975)
TAX BENEFIT (TAXES ON INCOME)	9	945	246	(23)
NET LOSS FOR THE YEAR		(13,125)	(7,845)	(12,998)

BASIC LOSS PER SHARE (IN DOLLARS)	22, 1(c)	(0.48)	(0.71)	(38.23)
DILUTED LOSS PER SHARE (IN DOLLARS)	22, 1(c)	(0.48)	(0.84)	(41.25)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED TO COMPUTE (IN THOUSANDS):

BASIC	1(c)	27,106	11,074	340
DILUTED	1(c)	27,106	12,985	351

The accompanying notes are an integral part of these consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares			Other
	Number of shares	Amount	Share premium	equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands (except number of share and per share data)

BALANCE AT JANUARY 1, 2019 CHANGES IN THE YEAR 2019:	101,695	-	41,594	11,805	(49,689)	3,710
Exercise of options	1,658	-	30	(30)	-	-
Exercise of warrants and pre-funded warrants	402,479	-	1,517	(1,192)	-	325
Expiry of options	-	-	770	(770)	-	-
Share-based payments	2,500	-	129	483	-	612
Classification to equity of series B warrants	13,912	-	902	-	-	902
Conversion of convertible debentures	410,045		3,263	-	-	3,263
Issuance of shares in a business combination	86,827	-	3,568	-	-	3,568
Public offerings, net of issuance costs of $661 thousand	390,672	-	621	2,774	-	3,395
Net loss for the year	-	-	-	-	(12,998)	(12,998)
BALANCE AT JANUARY 1, 2020 CHANGES IN THE YEAR 2020:	1,409,788	-	52,394	13,070	(62,687)	2,777
Exercise of options	6,282	-	8	(8)	-	-
Exercise of warrants and pre-funded warrants	11,243,212	-	10,506	(6,835)	-	3,671
Expiry of options	-	-	9	(9)	-	-
Share-based payments	-	-	-	742	-	742
Conversion of convertible debentures	1,109,708	-	3,414	-	-	3,414
Public offerings, net of issuance costs of $1,563 thousand	4,383,600	-	5,161	8,296	-	13,457
Net loss for the year	-	-	-	-	(7,845)	(7,845)
BALANCE AT JANUARY 1, 2021 CHANGES IN THE YEAR 2021:	18,152,590	-	71,492	15,256	(70,532)	16,216

Exercise of options	69,804	-	105	(105)	-	-
Exercise of warrants	3,090,900	-	4,881	(1,172)	-	3,709
Expiry of options	-	-	84	(84)	-	-
Share-based payments	-	-	-	2,345	-	2,345
Issuance of shares in a business combination	4,062,045	-	5,808	-	-	5,808
Direct registered offerings, net of issuance costs of $527 thousand	4,615,000	-	8,731	492	-	9,223
Issuance of shares for service provider	10,000	-	11	-	-	11
Net loss for the year	-	-	-	-	(13,125)	(13,125)
BALANCE AT DECEMBER 31, 2021	30,000,339	-	91,112	16,732	(83,657)	24,187

The accompanying notes are an integral part of these consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2021	2020	2019
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(13,125)	(7,845)	(12,998)
Adjustments required to reflect the cash flows from operating activities:
Effect of exchange rate differences on cash and cash equivalents and restricted deposits balances	(80)	227	150
Issuance expenses	-	-	117
Depreciation and amortization	1,785	1,363	1,122
Impairment of goodwill and intangible assets	700	2,759	1,272
Change in financial liabilities at fair value through profit or loss	(1,644)	(2,987)	2,596
Change in financial assets at fair value through profit or loss	(43)	-	-
Interest income related to financial assets at fair value through profit or loss	(37)	-	-
Share-based payments	2,356	742	612
Loss on disposal of property and equipment	2	-	-
Interest expenses related to convertible debentures	-	86	92
	3,039	2,190	5,961

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(851)	46	304
Decrease (increase) in other receivables	184	(315)	(64)
Increase (decrease) in trade payables	945	25	(36)
Increase (decrease) in other payables	1,523	(165)	285
Increase (decrease) in deferred tax liabilities	(973)	(247)	14
Increase (decrease) in contract liabilities	50	(301)	(199)
	878	(957)	304
Net cash used in operating activities	(9,208)	(6,612)	(6,733)

CASH FLOWS FROM INVESTING ACTIVITIES:
Business combination, net of cash acquired	(3,700)	(1,070)	(5,508)
Short-term investments	(5,844)	-	-
Right-of-use assets	(9)	-	-
Long-term deposit	(6)	(6)	(44)
Interest income related to financial assets at fair value through profit or loss	37	-	-
Repayment of restricted deposits	-	28	2
Proceeds from sale of property and equipment	3	-	-
Purchase of intangible assets	(204)	(100)	-
Purchase of property and equipment	(73)	(41)	(46)
Net cash used in investing activities	(9,796)	(1,189)	(5,596)

The accompanying notes are an integral part of these consolidated financial statements.

SAFE-T GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2021	2020	2019
	U.S. dollars in thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public and private offerings	9,750	15,020	5,052
Offering costs in connection with public and private offerings	(527)	(1,563)	(661)
Israeli Innovation Authority	-	(8)	(41)
Repayment of loans	-	(4)	(20)
Proceeds from exercise of options, warrants and pre-funded warrants	3,709	3,671	1,177
Proceeds from issuance of convertible debentures	-	-	8,232
Payment of contingent consideration	(915)	(1,600)	-
Repayment of convertible debentures	-	(680)	(470)
Payment of interest related to convertible debentures	-	-	(29)
Lease payments (interest and principal)	(275)	(126)	(128)
Net cash provided by financing activities	11,742	14,710	13,112

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,262)	6,909	783
EFFECT OF EXCHANGE RATE DIFFERENCES ON CASH AND CASH EQUIVALENTS	73	(233)	(159)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,017	4,341	3,717
CASH AND CASH EQUIVALENTS AT END OF YEAR	3,828	11,017	4,341

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Classification to equity of series B warrants	-	-	902
Conversion of convertible debenture into ordinary shares and warrants	-	4,778	3,199
Shares issued in a business combination	5,808	-	3,568
Contingent consideration assumed in a business combination	-	684	2,008
Acquisition of right-of-use assets	198	336	-

The accompanying notes are an integral part of these consolidated financial statements.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Safe-T Group Ltd. (collectively referred to with its wholly-owned subsidiaries as the “Company”) is a global provider of cyber-security and privacy solutions to consumers and enterprises.

b.	The Company’s ordinary shares are listed on the Tel Aviv Stock Exchange (“TASE”) and as of August 17, 2018, the Company’s American Depositary Shares (“ADSs”) are listed on the Nasdaq Capital Market.

c.	On September 19, 2021, the Company’s shareholders approved a reverse split of the ordinary share capital of the Company by a ratio of 40:1, to be effective at the ratio and date to be determined by the Company. The reverse split became effective on October 15, 2021 (the “Reverse Split”). This operation did not affect the Company’s ADSs, hence the new ratio between the ordinary shares and the ADSs was set following the effectiveness at 1:1 instead of the previous 40:1 ratio. All descriptions of the Company’s share capital in these consolidated financial statements, including share amounts and per share amounts, are presented after giving effect to the Reverse Split.

d.

The Company has suffered recurring losses from operations, has an accumulated deficit as of December 31, 2021, as well as cash outflows from operating activities in recent years. The Company expects to continue incurring losses and negative cash flows from operations until its products reach commercial profitability. The Company monitors its cash flow projections on a current basis and takes active measures to obtain the funding it requires to continue its operations. These cash flow projections are subject to various risks and uncertainties concerning their fulfilment. These factors and the risk inherent in the Company’s operations may cast significant doubt on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Oversight Board (“PCAOB”) standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.

Management’s plans include the continued commercialization of the Company’s products and raising capital through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances, however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce activities, curtail or cease operations.

NOTE 2 - INTERESTS IN OTHER ENTITIES:

Set forth below are details regarding the Company’s subsidiaries as of December 31, 2021:

Name of company	In this report	Principal place of business	Nature of business activities	Percentage held directly by the Company	Rate of shares held by the Company
Safe-T Data A.R Ltd.	Safe-T	Israel	Enterprise cybersecurity solutions	100%	100%
Safe-T USA Inc.	Safe-T Inc	USA	Enterprise cybersecurity solutions	-	100%
NetNut Ltd.	NetNut	Israel	Enterprise privacy solutions	100%	100%
NetNut Networks LLC (1)	NNNW	USA	Enterprise privacy solutions	-	100%
CyberKick Ltd. (2)	CyberKick	Israel	Consumer cybersecurity and privacy solutions	100%	100%
Spell Me Ltd. (2)	Spell Me	Seychelles	Consumer cybersecurity and privacy solutions	-	100%
iShield Inc. (2)	iShield	USA	Consumer cybersecurity and privacy solutions	-	100%

(1)	Acquired on December 8, 2020. Formally known as Chi Cooked LLC. See Note 16.
(2)	Acquired on July 4, 2021. See Note 16.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation of financial statements

The consolidated financial statements as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, are in compliance with International Financial Reporting Standards (“IFRS”), and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board. In connection with the presentation of these consolidated financial statements, the following should be noted:

1)	The significant accounting policies described below have been applied consistently to all the years presented, unless otherwise stated.

2)	The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities (including derivatives) at fair value through profit or loss, which are presented at fair value.

3)	The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise its judgment in the process of applying the Company’s accounting policies. Actual results may differ materially from estimates and assumptions used by management. The Company’s critical accounting estimates and policies are impairment of goodwill, fair values of assets acquired and liabilities assumed through business combinations and revenue recognition (gross versus net basis). See Note 3 for further information.

b.	Consolidated financial statements

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

Operating segments are reported in a manner consistent with the internal reporting, which are provided to the chief operating decision maker. The chief operating decision maker is the Company’s Chief Executive Officer, who is responsible for allocating resources and assessing the performance of the operating segments. As of December 31, 2021, the Company has three reportable segments. For further details, see Note 24.

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

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Cash and cash equivalents include cash on hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less, which are subject to insignificant risk of changes in value.

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

Trade receivables are initially recognized based on their transaction price, and subsequently measured at amortized cost using the effective interest method, less a provision for expected credit losses. For further details, see Note 3(l).

g.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, or in case of leasehold improvements, over the shorter of the related lease period or the life of the asset. Depreciation is computed primarily over the following periods:

Useful Life in Years
Computers and software	3
Office furniture and equipment	3-7

h.

Goodwill

Goodwill arising from a business combination represents the excess of the overall amount of the consideration transferred, the amount of any non-controlling interests in the acquired company over the net amount as of acquisition date of the identifiable assets acquired and the liabilities assumed. Impairment reviews of the cash-generating-unit (“CGU”) to which goodwill was allocated are undertaken annually and whenever there is any indication of impairment of a CGU. The carrying amount of the Company’s assets, including goodwill, is compared to its recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the Company’s assets at the following order: first to reduce the carrying amount of any goodwill allocated to a CGU and subsequently to the remaining assets of the Company, which fall within the scope of the International Accounting Standard (“IAS”) 36, “Impairment of Assets,” on a proportionate basis based on the carrying amount of each Company asset. Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed. For the years ended December 31, 2021, 2020 and 2019, the Company recorded goodwill impairment loss of $700 thousand, $2,759 thousand and $1,002 thousand, respectively. For further details, see Note 8.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Intangible assets

1)

Research and development

Through December 31, 2021 and 2020, the Company has not met the criteria for capitalizing development expenses as intangible assets, and accordingly, no asset has so far been recognized in the consolidated financial statements in respect of capitalized development expenses. Consequently, the research and development expenses of the Company are fully recognized as incurred.

2)	Technology and customer relations

a.	Technology which was acquired either separately or as part of a business combination is initially measured at fair value at the acquisition date and amortized over a period of 3-10 years using the straight-line method, with such amortization classified as cost of revenues.

b.	Customer relations which were acquired as part of a business combination are initially measured at fair value at the acquisition date and amortized over a period 2-8 years using the straight-line method, with such amortization classified as selling and marketing expenses.

j.

Impairment of non-monetary assets other than goodwill

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less selling costs and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels of identifiable cash flows (CGUs). The Company constitutes four CGUs. Non-monetary assets, other than goodwill, that were impaired are reviewed annually for possible reversal of the impairment recognized at each balance sheet date. For the years ended December 31, 2021 and 2020, no impairment loss was recorded, and for the year ended December 31, 2019, the Company recorded an impairment loss related to technology of $270 thousand.

k.

Government grants

Government grants received from the Israeli Innovation Authority (the “IIA”) as a participation in research and development plans, fall into the scope of “forgivable loans” as defined in IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance”. IIA Grants are recognized in accordance with IFRS 9, “Financial Instruments” (“IFRS 9”). If on the date on which the right for the IIA Grants is established, the Company’s management concludes that there is no reasonable assurance that the IIA Grants, to which entitlement has been established, will not be repaid, the Company recognizes a financial liability on that date, which is accounted for under the provisions of IFRS 9 regarding financial liabilities measured at amortized cost.

l.	Financial assets at amortized cost

1)

Classification as current or non-current

Financial assets at amortized cost are assets held within a business model whose objective is to hold assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are included in current assets, except for those with maturities greater than 12 months after the statements of financial position date (for which they are classified as noncurrent assets).

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)

Recognition and measurement

Financial assets at amortized cost, which are initially measured at fair value, including any transaction costs, are measured in subsequent periods at amortized cost using the effective interest method, except for trade receivables (see section f above).

3)

Impairment

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

m.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are assets not measured at amortized cost or fair value through other comprehensive income. Assets in this category are classified as current assets if they are expected to be settled within 12 months; otherwise, they are classified as noncurrent. Financial assets measured at fair value through profit or loss are initially recognized at fair value, and related transaction costs are expensed to profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently recorded at fair value. Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are presented in the consolidated statements of profit or loss under “financial income (expenses), net.” The Company’s financial assets at fair value through profit or loss represent a portfolio of debt and equity marketable securities and are presented as “short-term investments” in the consolidated statements of financial position. For further information, see Note 4.

n.	Financial liabilities

1)

Classification

The Company early adopted the narrow-scope amendment to IAS 1, “Classification of Liabilities as Current or Non-Current” from January 1, 2019, using the retrospective approach. The amendment was published in January 2020 and issued to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period and specifically whether the entity has the right to defer settlement by at least twelve months. The amendment also affects the classification of liabilities, particularly for liabilities that can be converted into equity as it clarifies that settlement could also be considered through the entity’s own equity instruments. Accordingly, the Company classified in the consolidated statements of financial position convertible debentures and derivative financial instruments as part of current liabilities. Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)

Financial liabilities at fair value through profit or loss

The Company designated its convertible debentures as a financial liability at fair value through profit or loss, given the conversion option derivative embedded in such instrument. Changes in the Company’s own credit risk from the date of initial recognition are negligible. The convertible debentures are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction and are adjusted to reflect the difference between the fair value at initial recognition and the transaction price (“day 1 loss”). Changes are recorded to profit or loss on a periodic basis while unrecognized day 1 loss is amortized over the contractual life of each instrument.

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

p.

Derivatives

The Company accounts for warrants issued in connection with convertible debenture agreements as financial liabilities. The warrants are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction, adjusted to reflect the day 1 loss. Changes are recorded to profit or loss on a periodic basis while unrecognized day 1 loss is amortized over the contractual life of each instrument.

The Company accounts also for warrants with a cashless exercise mechanism issued in a private offering as financial liabilities. The warrants are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction. Changes are recorded to profit or loss on a periodic basis.

q.

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

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.

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

The Company does not provide deferred income tax on temporary differences arising from investments in subsidiaries, since the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future

s.	Employee benefits

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

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

t.

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

u.

Loss per share

Basic loss per share is calculated by dividing net loss for the year by the weighted average number of ordinary shares (including pre-funded warrants). When calculating the diluted loss per share, the Company adjusts the loss attributable to holders of ordinary shares and the weighted average number of shares in issue, to reflect the effect of all potentially dilutive ordinary shares, as follows: The Company adds to the weighted average number of shares in issue that was used to calculate the basic loss per share the weighted average of the number of shares to be issued assuming all shares that have a potentially dilutive effect would be converted into shares, and adjusts net loss attributable to holders of the Company’s ordinary shares to exclude any profits or losses recorded during the year with respect to potentially dilutive shares.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

v.	Revenue recognition

The Company accounts for revenue in accordance with IFRS 15. The Company applies the practical expedient for incremental costs of obtaining contracts when the associated revenues are recognized over less than one year. The Company derives its revenues from the following main sources:

Software as a Service

The Company generates revenues from the sale of subscriptions to customers who access its Software as a Service platforms. Subscription revenue is recognized ratably over the contract terms (generally up to three-month) and is considered a single performance obligation.

Advertising

The Company generates revenues from the distribution of security and privacy products of third-party developers in various digital properties. Advertising revenue is recognized at the point in time when a user purchases a product of a customer and is considered a single performance obligation.

Management evaluates whether its revenues should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to digital property owners for placing the customers’ products on their digital property, also known as “traffic acquisition costs”. Traffic acquisition costs are based on a cost-per click or cost-per impression arrangements and are charged to cost of revenue as incurred. The evaluation to present revenue on a gross versus net basis requires significant judgment. Management has determined that it acts as the principal and recognizes revenue as it relates to these transactions on a gross basis as the Company controls the service to the customer and it is the primary obligor in the transaction

Perpetual and term licenses of software

The Company’s promise to the customer in granting a license is to provide a right to use the entity’s intellectual property as intellectual property exists (in terms of form and functionality), at the point in time at which the license is granted to the customer. This means that the customer can direct the use of, and obtain substantially all of the remaining benefits from, the license at the point in time at which the license transfers. Therefore, revenue in respect of the license component in such transactions shall be recognized at the time at which the license is granted to the customer. The Company allocates revenue to licenses, customer support and professional services on a relative stand-alone selling price basis, except in cases in which a stand-alone selling price of an individual performance obligation is highly uncertain or variable, in which case the residual method is used. The Company recognized obligations in respect of sale contracts at the total amount equal to the total amount of transactions invoiced, net of transactions in respect of which revenues were recognized.

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

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

w.

Leases

The Company accounts for leases in accordance with IFRS 16 “Leases” (“IFRS 16”).

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

The lease term is the non-cancellable period for which the Company has the right to use an underlying asset, together with both the periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

After the commencement date, the Company measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability.

Assets are depreciated by the straight-line method over the estimated useful lives of the right-of-use assets or the lease period, whichever is shorter:

Years
Property	3-7
Motor vehicles	3

Interest on the lease liability is recognized in profit or loss in each period during the lease term in an amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Payments associated with short-term leases are not recognized as right-of-use assets or lease liabilities but are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

x.

Business combination

The Company accounts for business combinations by applying the acquisition method.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair value of the assets transferred to the acquirer, and the liabilities incurred by the acquirer to former owners of the acquiree, in exchange for control of the acquiree. The consideration transferred also includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. Identified assets acquired and liabilities assumed as part of a business combination are initially measured at fair value at the acquisition date, except for certain exceptions in accordance with IFRS 3, “Business Combinations” (Revised). Contingent consideration incurred as a part of a business combination is initially measured at fair value at the acquisition date. Subsequent changes in fair value of contingent consideration are classified as assets or liabilities, are recognized in accordance with IFRS 9 in profit or loss.

y.

New International Financial Reporting Standards and amendments to existing standards adopted

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

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

a.

Financial risk management

The Company’s activities expose it to a variety of financial risks. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by the Company’s finance department in accordance with a policy approved by the Board of Directors. The Company’s finance department identifies, evaluates and hedges the financial risks. The Board of Directors provides written principles for the overall management of the risks.

1)

Credit risks

Most of the Company’s credit risks arise from trade receivables. The Company mitigates the risk by ensuring its customer has sufficient funds to meet its needs and by selling to customers of high credit quality. No credit limits were exceeded in 2021 and 2020 and management does not expect any losses from non-performance by these counterparties beyond those that have already been recognized.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

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

3)

Liquidity risk

Prudent liquidity risk management requires maintaining sufficient cash and cash equivalents. The Company works to maintain sufficient cash and cash equivalents, taking into account forecasts as to the cash flows required to fund its activities, in order to minimize the liquidity risk to which it is exposed. Cash flow forecasting is performed by the Company’s finance department on a consolidated basis. The Company monitors rolling forecasts of the Company’s liquidity requirements to ensure it has sufficient cash to meet operational needs. Surplus cash held by the operating entities of the Company over and above the balance required for working capital management is invested in interest bearing current accounts and time deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient headroom as determined by the abovementioned forecasts.

The table below categorizes non-derivative financial liabilities into relevant maturity groupings based on the remaining period at financial position date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows.

	Less than one year	Between one to two years
	U.S. dollars in thousands

December 31, 2021:
Lease liabilities	365	197
IIA liability	-	182
Accounts payable and accruals	4,058	-
	4,423	379
December 31, 2020:
Contingent consideration	915	684
Lease liabilities	298	365
IIA liability	-	140
Accounts payable and accruals	1,632	-
	2,845	1,189

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

b.	Fair value estimation Below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

Level 1 financial instruments

As of December 31, 2021, the Company has equity marketable securities measured at fair value through profit or loss, which met the level 1 criteria. As of December 31, 2021, equity marketable securities totaled to $749 thousand and are presented under “short-term investments” in the consolidated statements of financial position. As of December 31, 2020, the Company has no financial assets measured at level 1.

As of December 31, 2021, and 2020, the Company has no financial liabilities measured at level 1.

Level 2 financial instruments

As of December 31, 2021, the Company has debt marketable securities measured at fair value through profit or loss, which met the level 2 criteria. As of December 31, 2021, debt marketable securities totaled to $5,138 thousand and are presented under “short-term investments” in the consolidated statements of financial position. As of December 31, 2020, the Company had no financial assets measured at level 2.

As of December 31, 2021, and 2020, the Company has no financial liabilities measured at level 2.

Level 3 financial instruments

As of December 31, 2021, and 2020, the Company has no financial assets at level 3.

As of December 31, 2021, and 2020, the Company has several financial liabilities measured at fair value through profit or loss, which met the level 3 criteria (see section d below).

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

c.

Financial assets at fair value through profit or loss

The Company’s business model regarding this portfolio is to realize cash flows through the sale of its assets, rather than hold these assets to collect their contractual cash flows or both to collect contractual cash flows and to sell these financial assets. The Company is primarily focused on fair value information and uses that information to assess the assets’ performance and to make decisions. Therefore, this portfolio is classified as financial assets at fair value through profit or loss.

Financial assets at fair value through profit or loss include the following:

	December 31
	2021	2020
	U.S. dollars in thousands

Stocks	291	-
Global debentures	1,135	-
U.S. corporate debentures	1,624	-
U.S. government debentures	2,837	-
	5,887	-

Amounts recognized in profit or loss are as follows:

	Year ended December 31
	2021	2020
	U.S. dollars in thousands

Stocks investment	(61)	-
Debentures investment	(19)	-
	(80)	-

d.

Fair value measurements based on unobservable data (level 3)

The following table presents the changes in level 3 financial instruments for each of the three years in the period ended December 31, 2021:

	Contingent consideration	Derivative financial instruments	Total
	U.S. dollars in thousands

Balance as of January 1, 2021	1,599	1,448	3,047
Payment of contingent consideration	(915)	-	(915)
Recognition of day 1 loss within profit or loss	-	328	328
Changes in fair value recognized within profit or loss	(684)	(1,288)	(1,972)
Balance as of December 31, 2021	-	488	488

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

	Contingent consideration	Convertible debentures	Derivative financial instruments	Total
	U.S. dollars in thousands

Balance as of January 1, 2020	2,170	7,151	1,637	10,958
Initial recognition of financial liability	684	-	1,450	2,134
Conversion to equity of financial liability	-	(4,778)	-	(4,778)
Repayment of convertible debentures	-	(680)	-	(680)
Payment of contingent consideration	(1,600)	-	-	(1,600)
Recognition of day 1 loss within profit or loss	-	-	329	329
Changes in fair value recognized within profit or loss	345	(1,693)	(1,968)	(3,316)
Balance as of December 31, 2020	1,599	-	1,448	3,047

	Contingent consideration	Convertible debentures	Derivative financial instruments	Total
	U.S. dollars in thousands

Balance as of January 1, 2019	-	-	-	-
Initial recognition of financial liability	2,008	13,257	9,980	25,245
Initial recognition of unrecognized day 1 loss	-	(5,836)	(4,856)	(10,692)
Conversion to equity of or other financial liability	-	(4,501)	(1,061)	(5,562)
Repayment of convertible debentures	-	(470)	-	(470)
Recognition of day 1 loss within profit or loss	-	4,198	2,551	6,749
Changes in fair value recognized within profit or loss	162	503	(4,977)	(4,312)
Balance as of December 31, 2019	2,170	7,151	1,637	10,958

e.	Financial instruments

Financial assets at amortized cost
U.S. dollars in thousands

December 31, 2021
Assets:
Cash and cash equivalents	3,828
Accounts receivable (excluding prepaid expenses)	1,848
Long-term restricted deposits	84
Long-term deposit	65
5,825

December 31, 2020
Assets:
Cash and cash equivalents	11,017
Accounts receivable (excluding prepaid expenses)	981
Long-term restricted deposits	89
Long-term deposit	50
12,137

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands

December 31, 2021
Liabilities:
Lease liabilities		562	562
Accounts payable and accruals	-	4,058	4,058
IIA liability	-	182	182
Derivative financial instruments	488	-	488
	488	4,802	5,290
December 31, 2020
Liabilities:
Contingent consideration	1,599	-	1,599
Lease liabilities	-	663	663
Accounts payable and accruals	-	1,632	1,632
IIA liability	-	140	140
Derivative financial instruments	1,448	-	1,448
	3,047	2,435	5,482

Assets and liabilities, which are not measured on a recurring basis at fair value, are presented at their carrying amount, which approximates their fair value.

f.	Valuation processes of the Company

Set forth below are details regarding the valuation processes of the Company through the years ended 2021 and 2020 (for each initial recognition, financial position date and upon conversion or exercise of such instruments):

1)	Convertible debentures - the Company used the binomial share price model, using the following principal assumptions:

Year ended December 31,
	2021	2020
Risk-free interest rate	-	0.16% - 0.4%
Expected term (in years)	-	0.68 - 1.24
Expected volatility	-	84.52% - 125.97%

2)	Derivative financial instruments - the Company used the binomial share price model, using the following principal assumptions:

	Year ended December 31,
	2021	2020
Risk-free interest rate	0.83%	0.21%
Expected term (in years)	2.43	3.43
Expected volatility	104.07%	104.47%

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The Company also used the Black-Scholes model for other warrants, using the following principal assumptions:

Year ended December 31,
	2021	2020
Risk-free interest rate	0.95% - 1.15%	0.23% - 0.37%
Expected term (in years)	2.86 – 3.75	3.86 - 5.00
Expected volatility	99.93% - 101.72%	95.43% - 101.48%

3)	Contingent considerations - the Company used the Monte Carlo method, using the following principal assumptions:

	Year ended December 31,
	2021	2020
Risk-free interest rate	-	0.10%
Expected term (in years)	-	1.06
Expected volatility of revenue or both revenue and variable expenses	-	50.1%

NOTE 5 - CASH AND CASH EQUIVALENTS:

As of December 31, 2021, and 2020, the balance of cash and cash equivalents was comprised of cash at banks.

NOTE 6 - ACCOUNTS RECEIVABLE - TRADE, net:

As of December 31, 2021 and 2020, the balance of accounts receivable - trade was comprised of open accounts.

As of December 31, 2021 and 2020, the Company has no provision for expected credit losses. The Company has no customers that exceed their customary credit terms.

For the years ended December 31, 2021, 2020 and 2019, the Company recorded a debt write-off of $48 thousand, $62 thousand and $29 thousand, respectively.

NOTE 7 - PROPERTY AND EQUIPMENT, NET:

	December 31
	2021	2020	2019
	U.S. dollar in thousands

Cost:
Computers and software	461	407	382
Office furniture and equipment	162	148	131
Leasehold improvements	56	56	56
	679	611	569
Less – accumulated depreciation	(560)	(467)	(303)
Property and equipment, net	119	144	266

Depreciation expenses for the years ended December 31, 2021, 2020 and 2019, were $98 thousand, $164 thousand and $110 thousand, respectively.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - INTANGIBLE ASSETS:

a.	Composition

	Cost				Accumulated amortization
	Balance at	Additions	Impairment	Balance	Balance at	Additions	Retirements	Balance
	beginning	during	during	at end	beginning	during	during	at end	Amortized
	of year	the year	the year	of year	of year	the year	the year	of year	balance
	U.S. dollar in thousands
2021
Technology	5,059	996	-	6,055	1,575	1,090	-	2,665	3,390
Customer relations	774	3,228	-	4,002	57	322	-	379	3,623
Goodwill	5,387	6,311	(700)	10,998	-	-	-	-	10,998
	11,220	10,535	(700)	21,055	1,632	1,412	-	3,044	18,011

2020
Technology	4,959	100	-	5,059	592	983	-	1,575	3,484
Customer relations	259	515	-	774	19	38	-	57	717
Goodwill	6,877	1,269	(2,759)	5,387	-	-	-	-	5,387
	12,095	1,884	(2,759)	11,220	611	1,021	-	1,632	9,588

2019
Technology	2,263	4,651	(1,955)	4,959	1,469	808	(1,685)	592	4,367
Customer relations	38	259	(38)	259	36	21	(38)	19	240
Goodwill	523	7,356	(1,002)	6,877	-	-	-	-	6,877
	2,824	12,266	(2,995)	12,095	1,505	829	(1,723)	611	11,484

Amortization expenses for the years ended December 31, 2021, 2020 and 2019 were $1,412 thousand, $1,021 thousand and $829 thousand, respectively.

b.	Testing of goodwill impairment

For the year ended December 31, 2021

NetNut CGU

The Company performed the annual goodwill impairment test as of December 31, 2021 for its NetNut CGU and determined that no adjustment to the carrying value of goodwill was necessary. The quantitative assessment for goodwill impairment included a review of the forecasted operating results, including potential substantial short-term legal affairs. The recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a seven-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the seven-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of this business. The key assumptions used as part purpose of the goodwill impairment test are terminal growth rate of 2%, after-tax discount rate of 21.5% and pre-tax discount rate of 22.7%. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $331 thousand and $733 thousand, respectively, and could trigger a potential impairment. As of December 31, 2021, the balance of goodwill related to the NetNut CGU amounted to $4,118 thousand.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - INTANGIBLE ASSETS (continued):

CyberKick CGU

The Company performed the annual goodwill impairment test as of December 31, 2021 for its CyberKick CGU and determined that no adjustment to the carrying value of goodwill was necessary. The quantitative assessment for goodwill impairment included a review of the forecasted operating results. The recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a seven-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the seven-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of this business. The key assumptions used as part purpose of the goodwill impairment test are terminal growth rate of 3%, after-tax discount rate of 19.7% and pre-tax discount rate of 21.1%. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $398 thousand and $943 thousand, respectively, and could trigger a potential impairment. As of December 31, 2021, the balance of goodwill related to the CyberKick CGU amounted to $6,311 thousand.

NNNW CGU

The Company performed the annual goodwill impairment test as of December 31, 2021 for its NNNW CGU and as a result recorded an impairment loss of $700 thousand. The quantitative assessment for goodwill impairment included a review of the forecasted operating results. The recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a six-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the six-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of this business. The key assumptions used as part purpose of the goodwill impairment test are terminal growth rate of 3%, after-tax discount rate of 17.0% and pre-tax discount rate of 21.7%. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $41 thousand and $69 thousand, respectively, and could trigger a potential impairment. As of December 31, 2021, the balance of goodwill related to the NNNW CGU amounted to $569 thousand.

For the year ended December 31, 2020

NetNut CGU

The Company performed a goodwill impairment test as of March 31, 2020, for its NetNut CGU and as a result recorded an impairment loss of $800 thousand. The indicators for the quantitative assessment for goodwill impairment included a decrease in forecasted operating results, among others, due to the COVID-19 implications. The recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a six-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the six-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of this business. The key assumptions used as part purpose of the goodwill impairment test are terminal growth rate of 2%, after-tax discount rate of 20.9% and pre-tax discount rate of 22.9%. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $311 thousand and $702 thousand, respectively, and could trigger a potential impairment of its goodwill.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - INTANGIBLE ASSETS (continued):

The Company performed the annual goodwill impairment test as of December 31, 2020 for its NetNut CGU and as a result recorded an additional impairment loss of $1,959 thousand. The quantitative assessment for goodwill impairment included a decrease in forecasted operating results, among others, due to potential substantial short-term legal affairs. The recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of this business. The key assumptions used as part purpose of the goodwill impairment test are terminal growth rate of 2%, after-tax discount rate of 20.7% and pre-tax discount rate of 22.5%. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $317 thousand and $639 thousand, respectively, and could trigger a potential impairment. As of December 31, 2020, the balance of goodwill related to the NetNut CGU amounted to $4,118 thousand.

NNNW CGU

As of December 31, 2020, the balance of goodwill related to the NNNW CGU amounted to $1,269 thousand and was acquired as a part of NNNW acquisition on December 8, 2020. The Company assessed triggering events for potential impairment for the period from the acquisition date through December 31, 2020 and determined that no adjustment to the carrying value of goodwill was necessary.

For the year ended December 31, 2019

NetNut CGU

The Company performed the annual goodwill impairment test as of December 31, 2019 for its NetNut CGU and as a result recorded an impairment loss of $479 thousand. The indicators for the quantitative assessment for goodwill impairment included a decrease in forecasted operating results. The recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a six-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the six-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of this business. The key assumptions used as part purpose of the goodwill impairment test are terminal growth rate of 2%, after-tax discount rate of 20.5% and pre-tax discount rate of 22.8%. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $300 thousand and $711 thousand, respectively, and could trigger a potential impairment. As of December 31, 2019, the balance of goodwill related to the NetNut CGU amounted to $6,877 thousand.

Safe-T CGU

The Company performed the annual goodwill impairment test as of December 31, 2019 for its Safe-T CGU. The recoverable amount was assessed by management based on financial performance and future strategies considering current and expected market and economic conditions. As a result of the impairment test, the Company recognized an impairment loss of $523 thousand. As of December 31, 2019, the entire balance of goodwill related to the Safe-T CGU was written-off.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME:

a.	Corporate taxation

The income of the Company, Safe-T, NetNut and CyberKick is taxed at the regular corporate tax rate in Israel, which is 23%.

Safe-T Inc. and iShield Inc are taxed at a regular U.S. federal tax rate of 21% for the tax years 2021, 2020 and 2019. For the year ended December 31, 2020, Safe-T Inc. and NNNW filed a consolidated tax return, with NNNW’s taxation period starting from its acquisition date by Safe-T Inc.

Spell Me Ltd. has a 0% business tax rate based on Seychelles tax regime, as long as its profits derived outside of Seychelles.

b.	Tax assessments

Tax assessments filed by the Company and Safe-T through 2016 are considered final. The tax assessment filed by the Safe-T Inc. by 2017 is considered final. NetNut, NNNW, CyberKick, iShield and Spell Me have not received tax assessments since their incorporation.

c.	Carryforward tax losses

Carryforward tax losses in Israel of the Company amounted to approximately $7.4 million and $3.9 million as of December 31, 2021 and 2020, respectively.

Carryforward tax losses in Israel of Safe-T amounted to approximately $44 million and $38.5 million as of December 31, 2021 and 2020, respectively.

Carryforward tax losses in Israel of NetNut amounted to approximately $4.8 million and $1.6 million as of December 31, 2021 and 2020, respectively.

Carryforward tax losses in Israel of CyberKick amounted to approximately $1.1 million as of December 31, 2021.

Carryforward tax losses in Israel has no expiration date.

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.

 SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

d.	Deferred taxes

	Property and equipment, net	Intangible assets, net	Carryforward tax losses	Total
	U.S. dollar in thousands

Balance as of January 1, 2021	(10)	(783)	-	(793)
Changes during the year:
Initial recognition due to business combination	-	(825)	-	(825)
Taxes on income	10	541	422	973
Balance as of December 31, 2021	-	(1,067)	422	(645)

Balance as of January 1, 2020	(33)	(1,007)	-	(1,040)
Changes during the year:
Taxes on income	23	224	-	247
Balance as of December 31, 2020	(10)	(783)	-	(793)

Balance as of January 1, 2019	-	-	-	-
Initial recognition due to business combination	(46)	(1,129)	149	(1,026)
Changes during the year:
Taxes on income	13	122	(149)	(14)
Balance as of December 31, 2019	(33)	(1,007)	-	(1,040)

e.	Theoretical tax reconciliation

Following is a reconciliation of the theoretical taxes on income, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see section a above) and the actual tax expense:

	Year ended December 31
	2021		2020		2019
	%	U.S. dollars in thousands	%	U.S. dollars in thousands	%	U.S. dollars in thousands

Loss before taxes on income, as reported in the statement of profit or loss	23	14,070	23	8,091	23	12,975
Theoretical taxes on income		(3,236)		(1,861)		(2,984)
Increase in taxes resulting from permanent differences - non-deductible expenses		311		86		1,039
Increase in taxes resulting from losses in the reported year for which deferred taxes were not recognized		1,980		1,529		1,968
Taxes on income		(945)		(246)		23

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - ACCOUNTS PAYABLE AND ACCRUALS:

a.	Accounts payable - other

	December 31
	2021	2020
	U.S. dollars in thousands

Accrued expenses	1,469	660
Employees and related institutions	1,345	698
Government institutions	25	-
	2,839	1,358

b.	The carrying amount of accounts payable, which are financial liabilities, is a reasonable approximation of their fair value since the effect of discounting is immaterial.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Royalties payable to the IIA On July 2, 2018, Safe-T completed the purchase of the intellectual property of CyKick Ltd. (“CyKick”) As part of such purchase, Safe-T committed to take CyKick’s liability of $374 thousand to pay royalties to the IIA on proceeds from sales of products in the research and development of which the IIA participated by way of grants. Royalties are payable at the rate of 3% to 3.5% of the proceeds from such sales. For the year ended December 31, 2021, the Company paid royalties in an amount of $9 thousand. Nevertheless, until final approval of the IIA to close the plan, Safe-T is formally committed to report and pay royalties for future revenues.

b.	Bright Data Action

On June 11, 2020, Bright Data Ltd. (formerly Luminati Networks Ltd.) (“Bright Data”) filed an action alleging infringement by NetNut, as well as claims of trade secret misappropriation. Pursuant to a confidential settlement agreement, the case was dismissed without prejudice on December 10, 2021, with no monetary payment from NetNut to Bright Data and with no effect on NetNut’s ongoing services for customers.

On June 18, 2021, Bright Data filed an action alleging infringement of two U.S. Patents. Bright Data amended its complaint on October 11, 2021, to additionally assert infringement of additional three US Patents, as well as a claim for alleged false advertising. NetNut has consistently challenged the patentability of Bright Data’s patents, both in court and at the U.S. Patent and Trademark Office (“USPTO”). To date, NetNut has filed several requests for inter parties review and ex parte reexamination. The goal of these proceedings is to request the USPTO to re-examine the subject matter of the patents to reconsider whether claims are patentable, thereby challenging the validity of Bright Data’s patents. In each of NetNut’s USPTO challenges reaching a preliminary decision on the merits, the USPTO has agreed with NetNut’s positions that Bright Data’s patents are likely unpatentable.

Management is of the opinion that no violation was made by NetNut with respect to the asserted patents. NetNut denies any wrongdoing or liability and intends to defend itself against this complaint. As such, no amounts have been accrued related to the outcome of such claim.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

c.	Contingent consideration

NetNut’s contingent consideration

During the year ended on December 31, 2021, the Company paid a final amount of $915 thousand on behalf of the remaining contingent consideration liability. As of December 31, 2021, the Company has no liability in connection with NetNut’s contingent consideration.

NNNW’s contingent consideration

As of December 31, 2021, the Company has no liability in connection with NNNW’s contingent consideration as the milestones, as determined in equity purchase agreement, were not achieved. As a result, during the year ended on December 31, 2021, the Company recorded a gain of $684 thousand as contingent consideration measurement. See Note 16 for further information.

NOTE 12 - LEASES:

a.	Right-of-use assets

	Property	Motor vehicles	Total
	U.S. dollars in thousands
Cost:
Balance as of January 1, 2021	639	171	810
Additions	124	83	207
Disposals	-	(98)	(98)
Balance as of December 31, 2021	763	156	919

Accumulated amortization:
Balance as of January 1, 2021	(204)	(63)	(267)
Additions	(209)	(66)	(275)
Disposals	-	74	74
Balance as of December 31, 2021	(413)	(55)	(468)
	350	101	451

Cost:
Balance as of January 1, 2020	465	113	578
Additions	174	162	336
Disposals	-	(104)	(104)
Balance as of December 31, 2020	639	171	810

Accumulated amortization:
Balance as of January 1, 2020	(106)	(31)	(137)
Additions	(98)	(81)	(179)
Disposals	-	49	49
Balance as of December 31, 2020	(204)	(63)	(267)
	435	108	543

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - LEASES (continued):

b.	Lease liabilities

	Property	Motor vehicles	Total
	U.S. dollars in thousands

Balance as of January 1, 2021	534	129	663
Additions	124	74	198
Disposals	-	(30)	(30)
Interest expense	92	10	102
Payments	(291)	(80)	(371)
Balance as of December 31, 2021	459	103	562

Short-term lease liabilities	306	59	365
Long-term lease liabilities	153	44	197
Balance as of December 31, 2021	459	103	562

Balance as of January 1, 2020	431	77	508
Additions	174	162	336
Disposals	-	(52)	(52)
Interest expense	77	8	85
Payments	(148)	(66)	(214)
Balance as of December 31, 2020	534	129	663

Short-term lease liabilities	235	63	298
Long-term lease liabilities	299	66	365
Balance as of December 31, 2020	534	129	663

Expense relating to short-term leases for the years ended December 31, 2021, 2020 and 2019, amounted to $58 thousand, $123 thousand and $211 thousand, respectively.

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

NOTE 13 - RETIREMENT BENEFITS OBLIGATION (continued):

b.	Defined contribution plans

The Company’s severance pay liability to Israeli employees for which the said liability is covered under section 14 of the Severance Pay Law is covered by regular deposits with defined contribution plans.

The amounts funded as above are not reflected in the consolidated statements of financial position.   The amounts recognized as expense in respect of defined contribution plans in 2021, 2020 and 2019, are $276 thousand, $177 thousand and $205 thousand, respectively.

NOTE 14 - SHARE BASED PAYMENT:

a.	The Company maintains a share-based payment plan for employees, directors and consultants (the “Plan”). According to the Plan, the options vest over a period of up to four years, and their term period is ten years. Nevertheless, the Board of Directors is qualified to resolve on different vesting terms. Below is a summary of the Company’s grants under the Plan during 2021, 2020 and 2019:

Date of grant	Options amount	Exercise price (in NIS)	Fair value at the date of grant (U.S. dollars in thousands) (2)	Volatility (3)	Risk free interest	Expected term (in years)

October 2, 2019	6,737	0.8-162.48	189	81.33%	0.72%	3
February 25, 2020 (1)	13,171	0.04	27	-	-	3
May 26, 2020 (1)	7,672	0.00	10	-	-	3
August 2, 2020	1,282,250	0.00-6.04	1,341	99.89%-109.54%	0.16%-0.71%	3-10
August 30, 2020	7,500	5.23	5	99.08%	0.74%	10
September 15, 2020	911,250	6.04	483	98.66%-120.99%	0.07%-0.82%	1.5-10
December 23, 2020 (1)	10,560	0.00	13	-	-	3
March 7, 2021	298,755	6.27	267	97.59%	1.27%	10
April 13, 2021	110,000	5.20	94	97.42%	0.50%-1.18%	5-10
August 25, 2021	1,657,572	4.00	1,117	94.98%-106.19%	0.17%-1.14%	3-10
September 19, 2021	483,750	4.60	291	94.56%	1.24%	10
October 6, 2021	12,500	4.00	8	106.19%	0.17%	3
October 17, 2021	12,500	4.00	8	106.19%	0.17%	3

(1)	Fully vested at grant date, calculated according to the intrinsic value at the date of grant.

(2)	The early exercise multiple used for the fair value calculations for grants during 2021, 2020 and 2019 is 2.5 for each offeree.

(3)	Volatility is based on volatility data of the traded share price of the Company.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SHARE BASED PAYMENT (continued):

b.	Movement in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2021		2020		2019
	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)

Outstanding at beginning of year:	2,206,321	2.00	6,532	248	4,341	888
Granted	2,575,077	1.31	2,232,403	1.20	6,737	35.2
Exercised	(69,807)	-	(6,282)	-	(1,658)	0.40
Forfeited\Cancelled	(472,898)	1.23	(26,250)	1.60	(2,501)	1,447
Expired	(3,168)	19.75	(82)	1,042	(387)	676
Outstanding at end of year	4,235,525	1.52	2,206,321	2.00	6,532	248
Exercisable at end of year	883,567	2.19	147,729	6.00	6,347	128.8

c.	The following table summarizes information about exercise price and the remaining contractual life of options outstanding at the end of 2021, 2020 and 2019:

	2021		2020		2019
Exercise prices ($)	Number outstanding at end of year	Weighted average remaining contractual life (in years)	Number outstanding at end of year	Weighted average remaining contractual life (in years)	Number outstanding at end of year	Weighted average remaining contractual life (in years)

0.00-0.01	506,231	1.15-9.65	622,621	1.15-8.59	-	-
1.23-1.89	3,722,972	1.58-9.65	1,577,250	8.59-8.71	-	-
46.62-1,554.54	6,322	0.08-6.47	6,450	0.75-6.47	6,532	0.76-6.48
	4,235,525		2,206,321		6,532

d.	Shares issuance to a service provider

On November 15, 2021, the Company’s Board of Directors resolved to issue 15,000 shares to a certain service provider as part of its compensation, in 3 monthly installments of 5,000 shares each. As of December 31, 2021, 10,000 shares were issued.

e.	Warrants grant to a service provider

On December 1, 2020, the Company issued 50,000 warrants to a certain service provider, which can be exercised into 50,000 ADSs (50,000 ordinary shares) using a cashless mechanism. The exercise price of the warrants is $1.015 per ADS, they vest 50% upon issuance and 50% following 6 months from the date of grant, and their expiration date is 3 years from the date of issuance.

The fair value of the warrants which was computed according to the Black-Scholes model, amounted to $52 thousand. This value is based on the following assumptions: expected volatility of 115.78%, risk free interest of 0.17%, expected term until exercise of 2.92 years. Volatility is based on volatility data of the traded share price of the Company for periods matching the expected term of the warrant until exercise.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SHARE BASED PAYMENT (continued):

f.	Expenses recognized in the financial statements

The costs which were recognized in the Company’s financial statements in respect of services received from its employees and consultants are presented in the table below:

	Year ended December 31
	2021	2020	2019
	U.S. dollar in thousands

Share-based payment plans	2,356	742	612

The plans are intended to be governed under rules set for that purpose in the Plan. The exercise prices of the options that are exercisable into shares as of December 31, 2021, range between $0.00 to $1,554.54.

NOTE 15 - SHAREHOLDERS’ EQUITY:

a.	Share capital

As of December 31, 2021 and 2020, the Company’s share capital is composed as follows:

	Number of shares
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2021		December 31, 2020
Ordinary shares of no-par value	75,000,000	30,000,339	75,000,000	18,152,590

The last reported market price for the Company’s securities on December 31, 2021, was $0.71 per ADS on the Nasdaq and $0.67 per share on the TASE (based on the exchange rate reported by the Bank of Israel for that date).

b.	Rights conferred by Ordinary shares

The ordinary shares confer upon their holders voting rights, the right to receive dividends, the right to a share in excess assets upon liquidation of the Company and other rights as set out in the Company’s articles of association.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SHAREHOLDERS’ EQUITY (continued):

c.	Public and registered direct offerings

1.

On November 5, 2019, the Company completed an underwritten public offering of approximately $3.5 million, before deducting underwriting discounts, commissions and other offering cots of $592 thousand. The offering consisted of (i) 121,400 units (the “November 2019 Units”) of ADSs and warrants to purchase 1.5 ADSs per warrant (the “November 2019 Warrants”), with each November 2019 Unit consisting of one ADS and one November 2019 Warrant, and (ii) 378,500 pre-funded units (the “November 2019 Pre-Funded Units”), with each November 2019 Pre-Funded Unit consisting of a pre-funded warrant to purchase one ADS (a “November 2019 Pre-Funded Warrant”) and a November 2019 Warrant. Each November 2019 Unit was sold at a price of $7.00 per unit, and each November 2019 Pre-Funded Unit was sold at a price of $7.00 per unit, including the November 2019 Pre-Funded Warrant exercise price of $0.001 per full ADS. The November 2019 Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price. The November 2019 Warrants have a per ADS exercise price of $7.70 per full ADS, are exercisable immediately, and will expire five years from the date of issuance. The Company granted the underwriter a 45-day option to purchase up to an additional 74,985 ADSs and/or November 2019 Warrants to cover over-allotments, if any. The underwriter did not exercise its option

As of December 31, 2021, all November 2019 Pre-Funded Units from this offering were exercised in exchange for the exercise price of $0.001 per ADS for an aggregate exercise amount of $378.50, as well as 10,000 November 2019 Warrants that were exercised in an aggregate amount of $77 thousand.

2.

On December 26, 2019, the Company completed a registered direct offering of $1,668 thousand, before deducting offering costs of $185 thousand. The offering consisted of (i) 269,272 ADSs, and (ii) 260,281 pre-funded warrants, each to purchase one ADS and one regular warrant to purchase one ADS at an exercise price of $3.30 (the “December 2019 Pre-Funded Warrants”). Each ADSs was sold at a price of $3.15 per ADS, and each December 2019 Pre-Funded Warrant was sold at a price of $3.15 per warrant, including the December 2019 Pre-Funded Warrant exercise price of $0.001 per full ADS. The December 2019 Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price. The December 2019 Warrants have a per ADS exercise price of $3.30 per full ADS, are exercisable immediately, and will expire 5.5 years from the date of issuance.

For accounting purposes, the Company recognized financial liability in respect of the December 2019 Warrants. These warrants are measured at fair value (level 3) as reflected in a valuation carried out as of the date of the transaction. Changes are recorded to profit or loss on a periodic basis. The equity components are initially recognized by subtracting the fair value of the financial liability from consideration received. The equity components are not re-measured in subsequent periods. Issuance costs were allocated on a pro-rata basis to the financial liability (derivative financial instruments), and the equity components.

As of December 31, 2021, all December 2019 Pre-Funded Units from this offering were exercised in exchange for the exercise price of $0.001 per ADS for an aggregate exercise amount of $260.30, and none of the December 2019 Warrants were exercised.

3.	On April 2, 2020, the Company completed a registered direct offering of $720 thousand, before deducting offering costs. The offering consisted of 450,000 ADSs at a price per ADS of $1.60.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SHAREHOLDERS’ EQUITY (continued):

4.

On April 23, 2020, the Company completed an underwritten public offering of approximately $8.4 million, before deducting underwriting discounts, commissions and other offering costs of $1,093 thousand. The offering consisted of (i) 858,600 units (the “April 2020 Units”) of ADSs and warrants to purchase one ADS per warrant (the “April 2020 Warrants”), with each Unit consisting of one ADS and one Warrant, and (ii) 6,777,500 pre-funded units (the “April 2020 Pre-Funded Units”), with each April 2020 Pre-Funded Unit consisting of a pre-funded warrant to purchase one ADS (an “April 2020 Pre-Funded Warrant”) and one April 2020 Warrant. Each April 2020 Unit was sold at a price of $1.10 per unit, and each April 2020 Pre-Funded Unit was sold at a price of $1.099 per unit, including an exercise price of $0.001 per full ADS. The April 2020 Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price. The April 2020 Warrants have a per ADS exercise price of $1.20 per full ADS, are exercisable immediately, and will expire five years from the date of issuance. The Company granted the underwriter a 45-day option to purchase up to an additional 1,145,415 ADSs and/or April 2020 Warrants to cover over-allotments, if any. The underwriter did not exercise its option.

As of December 31, 2021, all the April 2020 Pre-Funded Warrants were exercised into 6,777,500 ADSs in exchange for an aggregate exercise amount of approximately $7 thousand. Also, 6,149,900 April 2020 Warrants were exercised into 6,149,900 ADSs in exchange for an aggregate exercise amount of approximately $7.38 million.

5.

On July 22, 2020, the Company closed a registered direct offering. The offering included the issuance of 3,075,000 ADSs at a purchase price of $1.40 per ADS, and 1,145,000 pre-funded warrants (the “July 2020 Pre-Funded Warrants”). The July 2020 Pre-Funded Warrants were sold at a price of $1.40 each, including the July 2020 Pre-Funded Warrant exercise price of $0.001 per full ADS. The July 2020 Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price. The offering resulted in gross proceeds to the Company of approximately $5.9 million. offering costs totaled to $401 thousand.

As of December 31, 2021, all the July 2020 Pre-Funded Warrants were exercised into 1,145,000 ADSs in exchange for an aggregate exercise amount of approximately $1 thousand.

6.

On February 18, 2021, the Company completed a registered direct offering of approximately $9,750 thousand, before deducting offering costs of $527 thousand. The offering consisted of (i) 4,615,000 ADSs at a purchase price of $2.00 per ADS, and (ii) 260,000 pre-funded warrants (the “February 2021 Pre-Funded Warrants”) each to purchase one ADS.

As of December 31, 2021, none of the February 2021 Pre-Funded Warrants were exercised.

d.

B Warrants

On August 21, 2018, the Company completed an underwritten public offering on the Nasdaq. The offering included 25,522 Series B warrants to purchase up to a maximum of 59,670 ADSs. The B Warrants classified as a financial liability measured at fair value (level 3). In January 2019 the remaining unexercised warrants were cancelled and replaced with other B Warrants that were classified as equity.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - BUSINESS COMBINATIONS:

a.

Acquisition of NNNW

On December 8, 2020, the Company closed an equity purchase agreement with NNNW LLC and its sole shareholder, pursuant to which the Company acquired all (100%) of the outstanding equity interests of NNNW LLC (“Equity Interest”), a private U.S., Illinois based company, in the business enterprise privacy solution industry. The Equity Interest acquired was accounted for as a business combination. In consideration for the Equity Interest, the Company agreed to pay NNNW’s sole shareholder an amount equal to $1,100 thousand (the “Initial Equity Interest Price”). The parties agreed that the Initial Equity Interest Price may be increased or decreased on a dollar-for-dollar basis in the event NNNW has a positive or a negative working capital on the date of the closing. Pursuant to this mechanism, in March 2021 the Initial Equity Interest Price was decreased by $51 thousand. An additional amount equal to NNNW’s 2021 revenues less $1 million will be paid in April 2022, subject to an operating margin of at least 37.5% in 2021. The Company, in its sole discretion, may pay up to 25% of the contingent consideration by issuing ADSs. The fair value of the contingent consideration was valued using a Monte Carlo model. The primary inputs are described in Note 4. As of December 31, 2021, the milestones mentioned above were not achieved. The costs associated with the acquisition were approximately $118 thousand and are recorded in general and administrative expense.

The acquisition date fair value of the consideration transferred was $1,733 thousand, which consisted of the following:

December 8, 2020
U.S. dollar in thousands
Consideration:
Cash consideration	1,049
Contingent consideration	684
1,733

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of acquisition:

December 8, 2020
U.S. dollar in thousands
Cash and cash equivalents	30
Accounts receivable - trade	11
Accounts receivable - other	61
Customer relations	515
Accounts payable - trade	(12)
Accounts payable - other	(2)
Contract liabilities	(139)
Goodwill	1,269
Net assets acquired	1,733

Customer relations are amortized on a straight-line basis over 7 years. Goodwill primarily represented the value of assembled workforce.

From the date of acquisition through December 31, 2020, NNNW has contributed $92 thousand to the revenue of the Company and has decreased the net loss of the Company by $4 thousand. If the business combination had taken place on January 1, 2020, consolidated unaudited pro forma revenue and net loss would have been $6,084 thousand and $7,486 thousand, respectively, for the year ended December 31, 2020.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - BUSINESS COMBINATIONS (continued):

b.

Acquisition of CyberKick

On July 4, 2021, the Company completed the acquisition of all issued and outstanding share capital of CyberKick, which provides solutions for security and privacy tools developers and consumers. The initial consideration paid was $9.3 million, which consisted of cash consideration of $3.7 million and equity consideration of $5.6 million paid by the issuance of 4,062,045 ordinary shares of the Company (based on the average weight of the share price for an agreed period prior to the acquisition). The consideration may be increased by an additional earn-out payment of up to $3 million to CyberKick’s founders, subject to certain revenue targets of CyberKick during the first and second year following the closing of the transaction, provided that the entitlement shall be only of the founders who are still engaged by CyberKick at such time. The Company may decide, at its sole discretion, to pay the earn-out consideration in equity, in whole or in part. The costs associated with the acquisition were approximately $215 thousand and are recorded in general and administrative expense.

The acquisition date fair value of the consideration transferred was $9,508 thousand, which consisted of the following:

July 4, 2021
U.S. dollar in thousands
Consideration:
Cash	3,700
Fair value of ordinary shares issued	5,808
9,508

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of acquisition:

July 4, 2021
U.S. dollar in thousands

Customer relations	3,228
Technologies	792
Deferred tax liabilities	(825)
Property and equipment, net	2
Goodwill	6,311
Net assets acquired	9,508

The estimated useful life of the acquired technologies is 10 years, and the customer relations is between 2 to 8 years. Goodwill primarily represented the value of assembled workforce.

The Company issued 4,062,045 ordinary shares with an estimated fair value of $5,808 thousand, representing $1.43 per share. The fair value of ordinary shares issued was determined using the Company’s market price per share in the TASE as of the closing date, translated into U.S. dollars using the exchange rate as of such date.

The Company assumed earn-out consideration to CyberKick’s founders with an estimated fair value of $3 million. The fair value of the earn-out consideration was allocated to future services and continued employment and will be expensed over the remaining service periods.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - BUSINESS COMBINATIONS (continued):

From the date of acquisition through December 31, 2021, CyberKick has contributed $3,389 thousand to the revenue of the Company and has increased the net loss of the Company by $1,478 thousand. If the business combination had taken place on January 1, 2021, consolidated unaudited pro forma revenue and net loss would have been $12,572 thousand and $13,571 thousand, respectively, for the year ended December 31, 2021.

NOTE 17 - REVENUES AND COST OF REVENUES:

a.	Revenues

	Year ended December 31
	2021	2020	2019
	U.S. dollar in thousands

Software as a Service	7,328	3,839	1,976
Advertising services	2,325	-	-
Software licenses	227	447	625
Software support services	401	587	655
Other services	-	13	28
	10,281	4,886	3,284

b.

Revenue recognized in relation to contract liabilities

The following table includes revenue expected to be recognized in the future related to performance obligations that are unsatisfied at December 31, 2021:

	2022	2023 and thereafter	Total
	U.S. dollar in thousands

Contracts with customers	514	18	532

The Company recognized $441 thousand, $562 thousand and $495 thousand of revenue in 2021, 2020 and 2019, respectively, related to contract liability balances at the beginning of the respective annual periods.

c.	Cost of revenues

	Year ended December 31
	2021	2020	2019
	U.S. dollar in thousands

Payroll and related expenses	465	257	206
Clearing fees	213	-	-
Traffic acquisition costs	1,118	-	-
Share-based payment	53	5	31
Internet services providers	1,747	973	360
Networks and servers	341	129	88
Amortization of and depreciation	1,156	1,084	863
Impairment of intangible assets	-	-	270
Other	52	51	71
	5,145	2,499	1,889

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31
	2021	2020	2019
	U.S. dollar in thousands

Payroll and related expenses	2,086	999	1,483
Share-based payment	770	124	6
Subcontractors	1,429	911	668
Other	486	168	328
	4,771	2,202	2,485

NOTE 19 - SELLING AND MARKETING EXPENSES:

	Year ended December 31
	2021	2020	2019
	U.S. dollar in thousands

Payroll and related expenses	3,471	2,701	2,385
Media costs	2,067	-	-
Share-based payment	943	299	180
Professional fees	576	461	363
Marketing	523	440	452
Amortization of and depreciation	416	39	21
Other	352	275	382
	8,348	4,215	3,783

NOTE 20 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2021	2020	2019
	U.S. dollar in thousands

Payroll and related expenses	1,678	1,130	838
Share-based payment	587	326	396
Professional fees	4,320	2,184	2,018
Other	428	557	505
	7,013	4,197	3,757

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - FINANCIAL EXPENSES, NET:

	Year ended December 31
	2021	2020	2019
	U.S. dollar in thousands

Finance expenses:
Bank fees and interest	(121)	(152)	(166)
Issuance expenses	-	(156)	(447)
Changes financial liabilities at fair value through profit or loss, including day 1 loss	-	-	(5,649)
Total finance expenses	(121)	(308)	(6,262)

Financing income:
Changes in financial liabilities at fair value through profit or loss, including day 1 loss	961	3,245	3,050
Changes in financial assets at fair value through profit or loss	80	-	-
Interest received	8	14	4
Exchange differences	14	289	24
Total financing income	1,063	3,548	3,078
Financing income (expenses), net	942	3,240	(3,184)

NOTE 22 - LOSS PER SHARE:

a.	Basic Basic loss per share is calculated by dividing the loss attributable to Company’s owners by the weighted average number of issued ordinary shares in issue (including pre-funded warrants).

	Year ended December 31
	2021	2020	2019

Loss attributable to Company’s owners (U.S. dollars in thousands)	(13,125)	(7,845)	(12,998)
The weighted average of the number of ordinary shares in issue (in thousands)	27,106	11,074	340
Basic loss per share (U.S. dollar)	(0.48)	(0.71)	(38.23)

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 - LOSS PER SHARE (continued):

b.

Diluted

The Company adjusts the loss attributable to holders of ordinary shares and the weighted average number of shares in issue, to reflect the effect of all potentially dilutive ordinary shares, as follows: The Company adds to the weighted average number of shares in issue that was used to calculate the basic loss per share, the weighted average of the number of shares to be issued assuming that all shares that have a potentially dilutive effect would be converted into shares, and adjusts net loss attributable to holders of the Company’s ordinary shares to exclude any profits or losses recorded during the period with respect to potentially dilutive shares. The potential shares, as mentioned above, are only taken into account in cases where their effect is dilutive (reducing the earnings per share or increasing the loss per share).

	Year ended December 31
	2021	2020	2019

Loss attributable to the Company’s owners, used in computation of basic loss per share (U.S. dollars in thousands)	(13,125)	(7,845)	(12,998)
Adjustment in respect of the finance income relating to B warrants and warrants (U.S. dollars in thousands)	-	-	(1,462)
Adjustment in respect of the finance income relating to convertible debentures (U.S. dollars in thousands)	-	(1,692)	-
	(13,125)	(9,537)	(14,460)

The weighted average of the number of ordinary shares in issue used in computation of basic loss per share (in thousands)	27,106	11,074	340
Adjustment in respect of the incremental shares assuming the conversion to B warrants and warrants (in thousands)	-		11
Adjustment respect of the incremental shares assuming the conversion to convertible debentures (in thousands)	-	1,911	-
	27,106	12,985	351
Diluted loss per share (U.S. dollar)	(0.48)	(0.84)	(41.25)

The calculation of diluted loss per share for December 31, 2021, does not give effect to the potential share issuance of ordinary shares upon the exercise of options to employees and service providers and warrants issued in connection with convertible debenture agreements, as their effect is anti-dilutive.

The calculation of diluted loss per share for December 31, 2020, does not give effect to the potential share issuance of ordinary shares upon the exercise of options to employees and service providers and warrants issued in connection with convertible debenture agreements, as their effect is anti-dilutive.

The calculation of diluted loss per share for December 31, 2019, does not give effect to the potential share issuance of ordinary shares upon the exercise of options to employees and service providers, convertible debentures and Greenshoe Option, as their effect is anti-dilutive.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - RELATED PARTIES TRANSACTIONS AND BALANCES:

“Related Parties” - As defined in IAS 24, “Related Party Disclosures” (“IAS 24”). Key management personnel - included together with other entities in the said definition of “related parties” in IAS 24, include the members of the Board of Directors and senior executives

a.	Transactions with related parties

1)	Compensation to related parties

	Year ended December 31
	2021	2020	2019
	U.S. dollar in thousands

Compensation to directors employed by the Company	1,041	1,122	656
Compensation to other key management personnel	444	1,245	1,410
Compensation to directors who are not employed by the Company	88	80	80

2)	Compensation to key management personnel, including employed directors The compensation paid to key management personnel for work services they provide to the Company is as follows:

	Year ended December 31
	2021	2020	2019
	U.S. dollar in thousands

Payroll, management fees, and other short-term benefits	1,181	2,069	1,894
Share-based payments	303	297	226
	1,484	2,366	2,120

b.	Balances with related parties

	December 31
	2021	2020
	U.S. dollar in thousands

Employees payable	414	341
Accounts payable	61	71
	475	412

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION:

Management has determined the Company’s operating segments based on the information reviewed by the Company’s chief operating decision maker for the purpose of allocating resources to the segments and assessing their performance. The chief operating decision maker, who is the Company’s Chief Executive Officer, examines the performance of the operating segments based on revenues and adjusted operating profit (loss).

Following NNNW’s acquisition on December 8, 2020 and CyberKick’s acquisition on July 4, 2021, and as a part of the Company’s business strategy, which includes the acquisition of business in various fields, starting in 2021, the adjusted operating loss is calculated based on operating loss before share-based payments, contingent consideration measurement, impairment of goodwill and intangible assets, depreciation and amortization and non-attributable corporate expenses, which were previously reported under the enterprise cybersecurity segment. As a result, the information regarding the Company’s operating segments for prior periods was retrospectively adjusted.

As of December 31, 2021, the Company has three reportable segments: enterprise cybersecurity, enterprise privacy and consumer cybersecurity & privacy.

The following tables present details of the Company’s operating segments for the three years in the period ended December 31, 2021:

	Enterprise cybersecurity	Enterprise privacy	Consumer cybersecurity & privacy	Consolidated	Adjustment to net loss for year
	Year ended December 31, 2021
	U.S. dollar in thousands

Revenues	627	6,265	3,389	10,281

Adjusted operating loss	(4,218)	*(2,987)	(1,319)	-	(8,524)

Non-attributable corporate expenses					(2,331)
Share-based payments					(2,356)
Contingent consideration measurement					684
Impairment of goodwill and intangible assets					(700)
Depreciation and amortization					(1,785)
Operating loss					(15,012)
Financial expenses, net					942
Tax benefit					945
Net loss for the year					(13,125)

*	Including legal expenses related to Bright Data action, see also Note 11.

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION (continued):

	Enterprise cybersecurity	Enterprise privacy	Consolidated	Adjustment to net loss for year
	Year ended December 31, 2020
	U.S. dollar in thousands

Revenues	1,047	3,839	4,886

Adjusted operating loss	(3,133)	*(835)	-	(3,968)

Non-attributable corporate expenses				(2,154)
Share-based payments				(742)
Contingent consideration measurement				(345)
Impairment of goodwill and intangible assets				(2,759)
Depreciation and amortization				(1,363)
Operating loss				(11,331)
Financial expenses, net				3,240
Taxes on income				246
Net loss for the year				(7,845)

*	Including legal expenses related to Bright Data action, see also Note 11.

	Enterprise cybersecurity	Enterprise privacy	Consolidated	Adjustment to net loss for year
	Year ended December 31, 2019
	U.S. dollar in thousands

Revenues	1,308	1,976	3,284

Adjusted operating loss	(4,066)	89	-	(3,977)

Non-attributable corporate expenses				(2,649)
Share-based payments				(612)
Contingent consideration measurement				(159)
Impairment of goodwill and intangible assets				(1,272)
Depreciation and amortization				(1,122)
Operating loss				(9,791)
Financial expenses, net				(3,184)
Taxes on income				(23)
Net loss for the year				(12,998)

SAFE-T GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION (continued):

Set forth below is a breakdown of the Company’s revenues by geographic regions:

	Israel	U.S.	Hong-Kong	APAC	Other	Total
		U.S. dollar in thousands
Company’s revenues:
For the year 2021	822	3,618	1,365	553	3,923	10,281
For the year 2020	973	1,837	-	427	1,649	4,886
For the year 2019	1,071	1,418	-	169	626	3,284

Revenue	in 2021 of $2,214 thousand resulted from one main customer (representing 22% of total sales).

NOTE 25 - SUBSEQUENT EVENTS:

a.

Options and prefunded warrants exercises and options grant

During the period from January 1, 2022 until the financial statements date, 260,000 Pre-Funded Warrants resulting from the registered direct offering dated February 16, 2021 were exercised into 260,000 ADSs, for a total consideration of approximately $260, and 40,937 options were exercised to 40,937 ordinary shares for $0.

Also, on March 13, 2022, the Company’s board of directors approved an aggregate grant of 96,000 options to purchase 96,000 ordinary shares, to employees and consultants. The exercise prices of the options granted were NIS 2.48 per share (approximately $0.76), their vesting schedules are over 3 years, and they will expire 10 years from the grant date.

b.	RoboVPN Ltd. On February 16, 2022 CyberKick incorporated a new wholly owned subsidiary – RoboVPN Inc. The new company was registered in Delaware, USA.