Form 20-F
period 2022-12-31
Alarum Technologies Ltd.
filed 2023-03-31
CIK 1725332

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-38610

ALARUM TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel

(Jurisdiction of incorporation or organization)

30 Haarba’a Street
Tel Aviv
6473926 Israel

(Address of principal executive offices)

Shachar Daniel
Chief Executive Officer
+972-9-8666110
Shachar.daniel@alarum.io
30 Haarba’a Street
Tel Aviv
6473926 Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depository Shares each representing ten	ALAR	Nasdaq Capital Market
Ordinary Shares, no par value per share(1)
Ordinary Shares, no par value per share(2)

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

32,628,044 Ordinary Shares, no par value, as of December 31, 2022.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐ No ☒

i

INTRODUCTION

We are a global internet access provider for consumers and enterprises. We operate in two main distinct segments, providing solutions according to specific needs. The segments include enterprise internet access solutions and consumer internet access solutions and services.

Our enterprise internet access segment offers a global web data collection cloud service, based on our proprietary proxy traffic optimization and routing technology, and built on partnership agreements with tens of Internet Service Providers, or ISPs.

Our service allows organizations to collect vast amounts of web and internet data by simultaneously connecting to the internet from different IP addresses while maintaining full anonymity and privacy. Our customers can choose from various types of Internet Protocol addresses, or IPs, from our IP pool which contains millions of IPs, including ISP IPs, data center IPs and residential service provider IPs.

With our web data collection service, organizations can collect accurate, transparent web data from public online sources. The solution also allows access to undiscovered data from non-traditional data sources and allows customers to gain additional data-driven information that provides valuable insights with respect to predictive capabilities or behaviors, thereby assisting ongoing business management operation and decision making. An added benefit to our customer is the fact that utilizing our network completely hides enterprises from the internet by modifying IP addresses, thus ensuring high levels of privacy for their online presence.

Our internet access solutions for consumers provide security against ransomware, viruses, phishing, and other online threats as well as a powerful, secured and encrypted connection, masking consumers’ online activity and keeping them safe from hackers. The solutions are designed for advanced and basic users, ensuring complete protection for all personal and digital information.

On November 8, 2022, we effected a change in the ratio of the ADSs to our Ordinary Shares from the previous ADS ratio of one (1) ADS to one (1) Ordinary Share, to a new ADS ratio of one (1) ADS to ten (10) Ordinary Shares. All descriptions of our ADSs herein, including ADS amounts and per ADS amounts, are presented after giving effect to the ratio change.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Alarum” refer to Alarum Technologies Ltd. and its wholly owned Israeli subsidiaries NetNut Ltd., or NetNut, NetNut’s wholly owned subsidiary - NetNut Networks Inc., a Delaware corporation, or NetNut Networks, Safe-T Data A.R Ltd., or Safe-T Data, CyberKick Ltd., or CyberKick, CyberKick’s wholly owned subsidiaries - iShield Inc., a Delaware corporation, RoboVPN Inc., a Delaware corporation, RoboVPN Technologies Ltd., a Cyprus corporation, and Spell Me Ltd., a Seychelles corporation.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value per share that have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “ALAR”. References to ADSs are to our American Depository Shares, representing our Ordinary Shares, that have been trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “SFET” since August 17, 2018, and effective from January 25, 2023 under the symbol “ALAR” following the Company’s change of name. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws and the Israeli securities law. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “plans,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures and ability to continue as a going concern;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with partners and customers;

●	our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations, including taking steps to expand our activities in Europe and Southeast Asia and to enter into engagements with new business partners in those markets;

●	our intention to increase marketing and sales activities;

●	our intention to establish partnerships with industry leaders;

●	our ability to locate additional funding available to us on acceptable terms;
●	our ability to retain professional employees and executive members;

●	our ability to internally develop new inventions and intellectual property;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws and/or regulations;

●	our ability to continue to effectively comply with the minimum bid requirements of Nasdaq;

●	the potential impact of litigation;
●	acceptance of our business model and performance by investors; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Risks Related to Our Financial Condition and Capital Requirements

●	Our internet access for consumers segment has incurred losses, predominantly due to ongoing investments in sales and marketing as well as development efforts, and we anticipate it will continue to incur losses until we are able to commercialize products globally and reduce related costs;

●	We expect we may need to raise additional capital before we can become profitable from the sale of our products;

●	The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Risks Related to Our Business and Industry

●	If we are unable to sell additional products and services to our existing customers and/or to acquire new customers, our future revenues and operating results will be harmed;

●	We face intense competition from SaaS internet access vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position;

●	The loss of a significant customer, or a material reduction in sales to a significant customer, could affect our operating margins, our profitability, our sales and our results of operations;

●	If our internal network system is compromised by cyber attackers or other malicious cyber activity, or if our hosting and infrastructure fails, public perception of our products and services will be harmed;

●	Our business is subject to risks arising from the continuous effects of the COVID-19 pandemic, or any other pandemic, the risk that we may not be able to successfully execute our business or strategic plans, as well as the risk that we will not be able to anticipate, identify and respond quickly to changing market trends and customer preferences or changes in the consumer environment, including changing expectations of service, all of which could have a material adverse effect on our business and results of operations.

v

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent and trademark rights for our products, we may not be able to compete effectively in our markets;

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts, as well as apply financial burdens;

●	We may be involved in lawsuits to protect or enforce our intellectual property.

Risks Related to the Ownership of Our ADSs or Ordinary Shares

●	Issuance of a significant amount of additional Ordinary Shares due to exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price;

●	Our warrants are speculative in nature and holders of our warrants will have no rights as shareholders until such holders exercise their warrants and acquire our Ordinary Shares or ADSs, as applicable;

●	Holders of ADSs may not have the same voting rights as the holders of our Ordinary Shares;

●	Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company;

●	We cannot guarantee that we will continue to comply with the Nasdaq minimum bid requirement. If we fail to comply with the Nasdaq minimum bid requirement, our ADSs could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

Risks Related to Israeli Law and Our Operations in Israel

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company;

●	The rights and responsibilities of a holder of our securities will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of U.S. companies;

●	Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic, judicial and military instability in Israel.

General Risk Factors

●	Raising additional capital would cause dilution to holders of our equity securities, and may affect the rights of existing holders of equity securities;

●	We are subject to a number of risks associated with global sales and operations;

●	The price of the Ordinary Shares or ADSs may be volatile;

●	We may be subject to securities litigation, which is expensive and could divert management attention;

●	We may be subject to geopolitical events and resulting macroeconomic consequences.

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

We have devoted substantial financial resources to develop and commercialize our products and to extend our business by acquisitions. We have financed our operations primarily through the issuance of equity securities, and recently also through credit facilities and bank loans. The amount of our future net losses will depend, in part, on on-going development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations, credit facilities or bank loans. We expect to continue to incur significant losses due to ongoing investments in sales and marketing channels as well as in product development until we are able to successfully commercialize our products globally. We anticipate that our expenses will increase substantially if and as we:

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

According to our management’s estimates, based on our current cash on hand and further based on our budget, we believe that we have sufficient resources to continue our activities until December 31, 2023. Since we might be unable to generate sufficient revenue or cash flow to fund our operations for the foreseeable future, we may need to seek additional equity or debt financing to provide the capital required to maintain or expand our operations. We expect we will also need additional funding for developing products and services and other related activities, increasing our sales and marketing capabilities, and promoting brand identity, as well as for working capital requirements and other operating and general corporate purposes.

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

The report of our independent registered public accounting firm on our audited consolidated financial statements for the period ended December 31, 2022, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our consolidated financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

We maintain our cash at financial institutions, some in balances that exceed federally insured limits.

A small portion of our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held in non-interest-bearing and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation, or FDIC, insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations.

The FDIC took control of one such banking institution, Silicon Valley Bank, or SVB, on March 10, 2023. The FDIC also took control of Signature Bank on March 12, 2023. On March 13, 2023, the U.S. Federal Reserve announced that account holders would not bear the loss of SVB’s collapse. We have used an SVB account for customer payments and have been able to recover the cash deposits transferred through such an account. We did not hold any bank accounts at Signature Bank. On March 27, 2023, First Citizen Bank announced the assumption of responsibility for Silicon Valley Bank. Thus, we do not view the risk as material to our financial condition. However, as the FDIC continues to address the situation with SVB, Signature Bank and other similarly situated banking institutions, the risk of loss in excess of insurance limitations has generally increased. Any material loss that we may experience in the future could have an adverse effect on our ability to pay our operational expenses or make other payments and may require us to move our accounts to other banks, which could cause a temporary delay in making payments to our vendors and employees and cause other operational inconveniences.

Risks Related to Our Business and Industry

The internet access markets are rapidly evolving within the increasingly challenging landscape. If the industry does not continue to develop as we anticipate, our sales will not grow as quickly as expected and our share price could decline.

We operate in a rapidly evolving industry focused on providing organizations and consumers with internet access solutions. Our solutions provide protective cyber tools that identify, eliminate and help customers avoid security and data breach threats. On the consumers side, we experience intense competition from well established companies as well as smaller new players, and need to constantly adapt our solutions to the new technologies and growing and constantly changing challenges. It is therefore difficult to predict how large the markets will be for our solutions. If solutions such as ours are not viewed by organizations as necessary, or if business or consumer customers do not recognize the benefit of our solution as a critical layer of an effective security strategy, then our revenues may not grow as quickly as expected, or may decline, and our share price could suffer.

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

We have experienced a more rapid growth in the last four years and intend to continue to grow our business. Our annual operating expenses may continue to increase as we invest in sales, marketing, research and development. Our growth to date has placed significant demands on our management, sales, operational and financial infrastructure, and our growth will continue to place significant demands on these resources. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate. We may also not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of current and additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

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

Our operating results and financial condition may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market or the expectations of securities analysts or investors, the market price of our Ordinary Shares and the ADSs will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors:

●	the degree of market acceptance of our products and services;

●	our ability to attract and retain new customers;

●	our ability to sell additional products to current customers;

●	changes in consumers’ and enterprises’ requirements and expectations or channel partner requirements;

●	changes in the growth rate of the internet access solutions markets;

●	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the internet access markets, including consolidation among our customers or competitors;

●	a disruption in, or termination of, our relationship with partners;

●	our ability to successfully expand our business globally;

●	changes in our pricing policies or those of our competitors and our responses to price competition;

●	general economic conditions in our markets;

●	unexpected changes in regulatory practices, laws, regulations and the court systems of certain jurisdictions;

●	future accounting pronouncements or changes in our accounting policies or practices;

●	the amount and timing of our operating costs;

●	a change in our mix of products and services; and

●	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.

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

False detection of threats, while typical in our industry, may reduce perception of the reliability of our products and may therefore adversely impact market acceptance of our products. If our solutions restrict legitimate privileged access by authorized personnel to IT systems and applications by falsely identifying those users as an attack or otherwise unauthorized, or fail to provide privacy and security web browsing to consumers, our customers’ businesses could be harmed. There can be no assurance that, despite testing by us, errors will not be found in existing and new versions of our products, resulting in loss of or delay in market acceptance. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, the network of enterprise internet access solutions is built on a mix of IPs, which we source from various providers and technologies. A significant portion of our IP pool is sourced from third-party IP proxy providers and ISPs around the world from which we lease and then resell. We have separate agreements with each provider. If such a provider will choose to terminate the agreement, we will be at a risk of reducing the size of our IP pool, and might not be able to support the demands of our customer base.

If we are unable to acquire new customers, our future revenues and operating results will be harmed.

Our success depends on our ability to acquire new customers. The number of customers that we add in a given period impacts both our short-term and long-term revenues. If we are unable to attract a sufficient number of new customers, we may be unable to generate revenue growth at desired rates. The markets we operate in are competitive and many of our competitors have substantial financial, personnel, and other resources that they utilize to develop products and attract customers. As a result, it may be difficult for us to add new customers to our customer base. Competition in the marketplace may also lead us to win fewer new customers or result in us providing discounts and other commercial incentives. Additional factors that impact our ability to acquire new customers include the perceived need for cyber security, the size of our prospective customers’ infrastructure budgets, the utility and efficacy of our existing and new offerings, whether proven or perceived, our ability to reach a significant portion of the consumer market, and general economic conditions. These factors may have a meaningful negative impact on future revenues and operating results. With respect to our enterprise access business, while many companies understand the problem of doing competitive analysis, data collection, and other privacy-related use cases, widespread awareness of the need for access solutions is still lacking. Proxy networks are well understood, and virtual private networks are commonly popular, but access solutions are still in the early adoption phase among companies and individuals that stand to benefit from them. This restraint accounts for not all enterprise access vendors having the marketing budgets to promote themselves.

If we lose a significant customer, or face material reduction in sales to a significant customer, our operating margins, our profitability, our sales and our results of operations could be affected.

One of our sale segments is dependent on a major customer, and its loss and inability to substitute other similar customers for the lost one can have an adverse effect on our business, financial situation or performance. For example, in 2022 this customer accounted for 37% of our total sales. There can be no assurance that our major customers will continue to do business with us or that all significant customers will continue to purchase our products in the same quantities that they have in the past. The loss of any one of our significant customers or a material reduction in sales to a significant customer could have a material adverse effect on our sales and results of operations.

If we are unable to sell additional products and services to our existing customers, our future revenues and operating results will be harmed.

Our revenues are also generated from sales to existing customers. Our future success depends, in part, on our ability to obtain recurring sales to our existing customers. We devote significant efforts to developing, marketing and selling additional products to existing customers and rely on these efforts for a portion of our revenues. These efforts require a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to provide product upgrades and launch new products. The rate at which our existing customers purchase additional products and services depends on a number of factors, including, but not limited to, the perceived need for additional access services, the fit and efficacy of our solutions and the utility of our new offerings, whether proven or perceived, our customers’ budgets, general economic conditions, our customers’ overall satisfaction with the maintenance and professional services we provide and the continued growth and economic health of our customer base to require incremental users and servers to be covered. If our efforts to sell additional products and services to our customers are not successful, our future revenues and operating results will be harmed.

We face intense competition from access vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets in which we operate are characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of internet access products. Our current and potential future competitors include providers of access solutions, such as Bright Data Ltd. (formerly Luminati Networks Ltd.), or Bright Data, Oxylabs Networks Pvt. Ltd., BiScience Inc. and others in the enterprise access segment, and Kape Technologies plc, McAfee Corp., Nord VPN, Norton LifeLock, Aura and others in the consumer segment. Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. Additionally, from time to time we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our solution. Such companies may enjoy stronger sales and service capabilities in their particular regions. With respect to the enterprise access and the consumer markets, we face the emergence of small competitors in this field due to high profitability margins, which can result in pressure on prices to decline. Furthermore, these margins can lead also to competition from bigger companies that can invest larger human, cash and technological resources into this industry. Such increased competition can lead to lower margins and, consequently, impact our revenues, profitability and business.

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

We will not succeed unless the marketplace is confident that we provide effective cybersecurity protection. Further, we may be targeted by cyber terrorists because we are an Israeli company. If we experience an actual or perceived breach of our network and our internal systems, it could adversely affect the market perception of our products and services. In addition, we may need to devote more resources to address security vulnerabilities in our solution, and the cost of addressing these vulnerabilities could reduce our operating margins. If we do not address security vulnerabilities or otherwise provide adequate security features in our products, certain customers, particularly government customers, may delay or stop purchasing our products. Further, a security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline, and our business could suffer. With respect to the enterprise access services and consumers services, if we will experience short period hosting/infrastructure failures, or longer periods of disconnection blocking of our network of IPs to access certain websites, and do not offer our customers various immediate alternatives, some customers may choose to delay or stop purchasing our products.

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

Information technology systems, including those managed or hosted by third parties, could be subject to sophisticated cyber-attacks (including phishing and ransomware attacks) and threats by external or internal parties’ intent on disrupting business processes or otherwise extracting or corrupting information. In recent years, ransomware attacks against organizations have become more frequent and while we continue to implement additional protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent and the techniques used in such attacks change rapidly. We may also face increased cybersecurity risks due to the number of our employees and our third-party providers’ who are (and may continue to be) working remotely, which creates additional opportunities for cybercriminals to launch attacks and exploit vulnerabilities in non-corporate IT environments. Unauthorized access to our systems could disrupt our business, and/or lead to theft, loss or misappropriation of critical assets or to outside parties having access to confidential information, including privileged data, personal data or strategic information. Such information could also be made public in a manner that harms our reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on us.

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

On the enterprise access side of our business, we primarily engage directly with ISPs in order to gain access to their networks. The legality of scraping publicly available web data was reaffirmed by the Ninth Circuit Court of Appeals (hiQ vs LinkedIn) in late 2019, but the way in which some of the automated software programs are built is still questionable, and changes in regulations may impact the means or ability to provide such solutions.

International regulatory bodies are increasingly focused on online privacy issues and user data protection. In particular, the General Data Protection Regulation, or the GDPR, in the European Union, or EU, and the UK intends to strengthen and unify data protection for all individuals within the EU. It also addresses the export of personal data outside the EU. The GDPR aims primarily to give control back to citizens and residents over their personal data and to simplify the regulatory environment for international business by unifying the regulation within the EU. Additionally, the uncertainty created by these laws and regulations can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, European data protection rules may apply to companies which are not established in the EU (this is the so-called extraterritorial scope of the GDPR). Similarly, there have been laws and regulations adopted throughout the United States and Israel that impose obligations in areas such as privacy, in particular protection of personal information and implementing adequate cybersecurity measures to protect such information. The most prominent to which we are exposed is the California Consumer Privacy Act of 2020, or the CCPA, which increases the privacy and security obligations companies have towards the consumer when handling personal data. The CCPA allows civil penalties for violations as well as private right of action for data breaches. In addition, the California Privacy Rights Act, or the CPRA, which became effective as of January 1, 2023, imposes additional obligations such as expanding the current data privacy compliance requirements under the CCPA. As an Israeli company we are also subject to the Israeli Privacy Protection Law 1981 and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority.

These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position. In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could impact whether our solution enables our customers to maintain compliance with such laws or regulations. If we are unable to adapt our solution to changing government regulations and industry standards in a timely manner, or if our solution fails to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to the access sectors are changed in a manner that makes them less onerous, our customers may view compliance as less critical to their businesses, and our customers may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

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

Even if we are successful in introducing our products to the market, our products may contain undetected defects or errors that, despite testing, are not discovered until after a product has been used. Our software could have, or could be alleged to have, defects, bugs or other errors or failures. This could result in cancellation of orders, difficulties in maintaining business relations with customers that use our software, delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business and the ability to attract new customers, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims that could lead to significant expenses as we need to compensate affected end-users for costs incurred related to product quality issues.

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

Our business, operations and financial condition could be materially affected by the outbreak of epidemics or pandemics or other health crises. For example, the COVID-19 pandemic has caused governments of most countries to take actions to reduce the spread of the virus. Such actions have included imposing restrictions such as quarantines, school closures, restrictions on public gatherings, business closures and travel restrictions. These measures have caused material disruption to businesses globally resulting in general economic slowdown. Our operations and business have been impacted and may continue to be impacted by COVID-19 as we were forced to modify our day to day operation and adopt early and strict prevention measures to protect the health of our employees (including employees’ travel, employees’ work locations and cancellation of physical participation in meetings, events, and conferences). Also, NetNut Networks’ business, experienced a significant slowdown due to ongoing disruption in supply chain resulting from COVID-19 implications.

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

Our functional and reporting currency is the U.S. dollar and we generate a majority of our revenues in U.S. dollars. A material portion of our operating expenses is incurred outside the United States, mainly in NIS and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in NIS. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. During 2022, the NIS depreciated by more than 13% against the dollar but has appreciated in prior years. We are therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates which may be material and may also cause fluctuations in reported financial information that are not necessarily related to its operating results. We expect that the majority of our revenues will continue to be generated in U.S. dollars with the balance in NIS for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS and partially in U.S. dollar. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we are evaluating acquiring or making investments in complementary companies, products or technologies on an on-going basis. We have completed two main acquisitions to date – the acquisition of NetNut Ltd. and CyberKick. Going forward, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our Ordinary Shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We have identified material weaknesses in our internal control over financial reporting, which could possibly result in a material misstatement of our annual financial statements not being prevented or detected on a timely basis. We may also fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act. This may result in a further deficiency in our internal control over financial reporting, as well as sanctions or other penalties that would harm our business.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2022, 2021 and 2020. As defined in Rule 12b-2 under the Securities Exchange Act of 1934, or the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis.

To address this issue, we have implemented a remediation plan. As part of such remediation plan, we recruited additional personnel with a requisite level of qualification and experience, including accounting and finance employees with the specific technical accounting and financial reporting experience necessary for a public company, including a corporate controller and a controller and implemented additional control activities related to the period-end financial reporting process, such as assigning clear roles and responsibilities for accounting and financial reporting staff, enhancing internal controls related to accounting and financial reporting and hiring a qualified consultant to assess compliance of the Company’s financial reporting processes, as well as the design and implementation of effective internal control over period end financial reporting and in order to create adequate segregation of duties.

Based on the actions taken, we concluded that the material weakness related to inadequate segregation of duties previously identified were remediated as of December 31, 2022. However, as it relates to the Company's other material weakness, ineffective controls over period end financial reporting, while we believe our remediation actions improved our internal control over financial reporting, we still require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, and therefore concluded that as of December 31, 2022, our internal control over financial reporting was not effective.

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

Pursuant to Section 404(a) of the Sarbanes-Oxley Act, beginning with our annual report for the fiscal year ending December 31, 2023, we are required to furnish an attestation report by our auditor regarding the effectiveness of our internal control over financial reporting. This may lead to further material weaknesses based on the procedures performed by our auditor in testing our internal control over financial reporting. Additionally, as part of management assessments of the effectiveness of our internal control over financial reporting required by Section 404(a), our management could continue to conclude that our internal control over financial reporting is not effective due to our failure to cure any identified material weakness or otherwise, which would require us to employ remedial actions to implement effective controls. If we are unable to comply with the requirements of Section 404, as applicable, in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404, as applicable, investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares could be negatively affected.

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

We may be subject to geopolitical risks resulting from Russia’s ongoing invasion of Ukraine.

Geopolitical risks and associated military action may result in, among other things, global security issues that may adversely affect international business and economic conditions, and economic sanctions which may impact the global economy. For example, the outbreak of hostilities between Russia and Ukraine in February 2022 led to global sanctions that have impacted the international economy and given rise to potential global security issues that may adversely affect international business and economic conditions. Additional geopolitical and macroeconomic consequences of this invasion and associated sanctions cannot be predicted, and future geopolitical events, including further hostilities in Ukraine or elsewhere, could negatively impact global financial markets our business as it may limit our ability to provide our services in those and in neighboring countries and cause the price of our ordinary shares to decline.

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

For example, on June 11, 2020, Bright Data filed an action alleging infringement by NetNut Ltd. of U.S. Patent Nos. 10,484,511 and 10,637,968, as well as claims of alleged trade secret misappropriation. The action was filed in the United States District Court for the Eastern District of Texas, Marshal Division. On June 18, 2021, Bright Data filed an action alleging infringement by NetNut of U.S. Patent Nos. 10,257,319 and 10,484,510. The action was also filed in the United States District Court for the Eastern District of Texas, Marshall Division. Bright Data amended its complaint on October 11, 2021, to additionally assert infringement of U.S. Patents Nos. 10,491,713, 11,050,852 and 11,044,346, as well as a claim for alleged false advertising. All cases filed by Bright Data were dismissed pursuant to respective settlement agreements between the parties. Although these cases were dismissed, we may become subject to similar actions in the future with other parties.

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

Risks Related to the Ownership of Our ADSs or Ordinary Shares

We cannot guarantee that we will continue to comply with the Nasdaq minimum bid requirement. If we fail to comply with the Nasdaq minimum bid requirement, our ADSs could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

Our ADSs are currently listed on Nasdaq. On January 12, 2022, we were advised that we no longer comply with the Minimum Bid Requirement. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were granted a 180-calendar day compliance period, or until July 11, 2022, to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid price of our ADSs had to meet or exceed $1.00 per share for at least 10 consecutive business days during the 180-calendar day compliance period. On July 11, 2022, we were afforded a second 180-calendar day compliance period. To qualify for this additional time, we were required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq with the exception of the Minimum Bid Requirement, and needed to provide written notice of our intention to cure the deficiency during the second compliance period.

On October 24, 2022, we announced our plans to change the ratio of the ADSs to our Ordinary Shares, from the ADS Ratio of one ADS to one Ordinary Share, to a new ADS ratio of one ADS to ten Ordinary Shares. The ADS ratio change became effective on November 8, 2022. On November 3, 2022, we reported the receipt of a formal notification from the Nasdaq that we have regained compliance with the Minimum Bid Requirement. The Nasdaq staff made this determination of compliance after the closing bid price of the ADSs was at $1.00 per share or greater for the prior 10 consecutive business days. Accordingly, Nasdaq considers the prior bid price deficiency matter now closed.

We cannot guarantee that we will continue to comply with the Minimum Bid Requirement. If we fail to demonstrate compliance with the Minimum Bid Requirement and satisfy Nasdaq’s conditions for continued listing, our Ordinary Shares could be delisted. Delisting from the Nasdaq could have an adverse effect on our business and on the trading of our Ordinary Shares. If a delisting of our Ordinary Shares were to occur, such shares may trade in the over-the-counter market such as on the OTC Bulletin Board or on the “pink sheets.” The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in our Ordinary Shares as well as significantly impact the price and liquidity of our Ordinary Shares. Any such delisting may also severely complicate trading of our Ordinary Shares by our shareholders or prevent them from re-selling their Ordinary Shares at/or above the price they paid.

Issuance of a significant amount of additional Ordinary Shares on exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price.

As of March 24, 2023, we had approximately 32.9 million Ordinary Shares issued and outstanding and approximately 16.1 million of additional Ordinary Shares which are issuable upon exercise of outstanding warrants and employee options. The issuance of a significant amount of additional Ordinary Shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price. If these or other shareholders sell substantial amounts of our Ordinary Shares and/or ADSs, including shares issuable upon the exercise or conversion of outstanding warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our Ordinary Shares and/or ADSs, we cannot foresee the impact of any potential sales on the market price of these additional Ordinary Shares, but it is possible that the market price of our Ordinary Shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate. Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our Ordinary Shares.

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

Our warrants are speculative in nature.

Our warrants do not confer any rights of ownership of Ordinary Shares or ADSs on their holders, such as voting rights or the right to receive dividends, but only represent the right to acquire ADSs at a fixed price and for a limited period. Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire ADSs and pay an exercise price per ADS ranging between $6.75 and $2,870, subject to adjustment upon certain events, prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value.

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

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, which is December 31, 2023, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange, to file current reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Israeli Companies Law 5759-1999, or the Israeli Companies Law, requires us to disclose the annual compensation of our five most highly compensated officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2022, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held to produce passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is considered. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares if we are a PFIC. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

As a company incorporated under the law of the State of Israel, we are subject to Israeli law. Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital and a majority of the offerees that do not have a personal interest in the tender offer approves the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Under the Israeli law, a potential bidder for the company’s shares, who would as a result of a purchase of shares hold either 25% of the voting rights in the company when no other party holds 25% or more, or 45% of the voting rights in the company where no other shareholders holds 45% of the voting rights, would be required to make a special purchase offer as set out in the provisions of the Israeli law. The Israeli law requires a special purchase offer to be submitted to shareholders for a pre-approval vote. A majority vote is required to accept the offer. An offeror who is regarded as a ‘controlling shareholder’ under Israeli law, as well as those who control the offeror, those who have a personal interest in the acceptance of the special purchase offer, or those who holds 25% of the voting rights in the company, or those on behalf of those or the offeror, including their relatives or corporations under their control, cannot vote on the resolution and the procedure includes a secondary vote of the non-voting shareholders and the shareholders who rejected the offer at pre-approval level. A special purchase offer may not be accepted unless shares that carry 5% of the voting rights in the target company are acquired. Furthermore, the shareholders may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, other than those who indicated their acceptance of the tender offer in case the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date. In addition, our articles of association provide for a staggered board of directors, which mechanism may delay, defer or prevent a change of control of the Company. See “Item 10.B Memorandum and Articles of Association — Provisions Restricting Change in Control of Our Company” for additional information.

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

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary, in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, Israeli law forbids any investments in entities that transact business with Iran. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

Finally, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

The price of the ADSs may be volatile.

 The market price of the ADSs has fluctuated in the past. Consequently, the current market price of the ADSs may not be indicative of future market prices, and we may be unable to sustain or increase the value of your investment in the ADSs. During the first quarter of 2023 and up to March 24, 2023, the market price of our ADSs has fluctuated from a low of $1.53 per ADS to a high of $2.88 per ADS, and our ADS price continues to fluctuate, as does the daily volume of trading of our ADSs. The market price of our ADSs and volume of trading may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

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

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities. We may also not be able to maintain and effectively comply with the Minimum Bid Requirement.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

 Our legal and commercial name is Alarum Technologies Ltd. We were incorporated as a legal entity in the State of Israel in December 1989, and are therefore subject to the Israeli Companies Law. From June 2011 until June 2016, we did not have any active business operations, excluding administrative management. On June 15, 2016, we completed a merger transaction, or the Merger Transaction, with Safe-T Data A.R Ltd., or Safe-T Data, whereby we acquired 100% of the share capital of Safe-T Data. Since the date of the Merger Transaction, we have devoted substantially all of our financial resources to develop and commercialize our products and to extend our business organically as well as by acquisitions. Our Ordinary Shares have been trading on the Tel Aviv Stock Exchange, or TASE, since January 2000. As of July 7, 2016, and following the change of our name in the course of the Merger Transaction, our symbol on the TASE was “SAFE.” ADSs representing our Ordinary Shares have been trading on the Nasdaq Capital Market and TASE under the symbol “SFET” since August 17, 2018. On January 8, 2023, we changed our name to Alarum Technologies Ltd., and effective from January 25, 2023, our ADSs, representing our Ordinary Shares, are traded on the Nasdaq Capital Market, and our Ordinary Shares are traded on TASE under the symbol “ALAR.”

Our principal executive offices are located at 30 Haarba’a St, Tel Aviv, 6473926 Israel. Our telephone number in Israel is +972-9-8666110.

Our website address is www.alarum.io. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only. NetNut Networks Inc. is our agent in the United States, and its address is 4607 Library Rd Ste 220 #1067 Bethel Park, PA 15102.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We could remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

Our capital expenditures for 2022, 2021 and 2020 amounted to $49,000, $73,000 and $41,000, respectively. These expenditures were primarily for purchases of fixed assets and development expenditures capitalized as intangible assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B. Business Overview

We are a global SaaS provider for enterprises and consumers. Our company consists of two internet access segments:

●	Enterprise Internet Access - offering web data collection and private internet browsing platform

●	Consumer Internet Access – offering solutions for secure and private internet browsing

In addition to the above-mentioned two segments, we are engaged with TerraZone Ltd., an information security provider, as an exclusive reseller of our legacy enterprise cyber security products.

Our Enterprise Internet Access arm offers a global web data collection cloud service, based on a secured hybrid proxy network and comprising both exit points based on our proprietary reflection technology, and hundreds of servers through partnership agreements with tens of ISPs around the world.

Our web data collection solution allows organizations to collect vast amounts of web and internet data by simultaneously connecting to the Internet from different IP addresses, while maintaining full anonymity and privacy. Our customers can choose from various types of IPs from our IP pool which contains millions of IPs, including ISP IPs, data center IPs, and residential service provider IPs.

With our web data collection service, organizations can collect accurate, transparent web data from public online sources. The solution also allows access to undiscovered data from non-traditional data sources and allows customers to gain additional data-driven information that provides valuable insights with respect to predictive capabilities or behaviors, thereby assisting ongoing business management operation and decision making. An added benefit to our customer is the fact that utilizing our network completely hides enterprises from the internet by modifying IP addresses, thus ensuring high levels of privacy for their online presence.

Our web data collection service enables access to the Internet through millions of end points globally, thus ensuring multiple business use cases, including large-scale data collection and analysis, cyber security, price comparison, ad verification, Search Engine Optimization (SEO) validations, web data extraction, collection of data for financial analysis, and more.

Our Consumer Internet Access offers privacy and cybersecurity solutions to consumers. These solutions are designed to protect consumers against attacks, such as phishing, ransomware, identity theft, and more. These solutions are designed for basic and advanced use cases, ensuring complete protection of personal and digital information, and are installed on the consumers’ computers or mobile phones and through various browser and mobile application stores.

We offer the following solutions:

Enterprise Internet Access Service:

●	Static residential proxy network: a proxy network, which is based on our unique technology and deployment through tens of ISPs partners around the world.

●	Rotating residential proxy network: a proxy network, which is based on routing traffic through millions of residential ISP based end points in the United States, Europe, Asia, South America and Canada.

●	Data center proxy network: a proxy network, which is based on routing traffic, deployed through servers located in data centers with leading carriers in the United States, the EU, Asia Pacific, or APAC, and more.

●	Premium dedicated static residential proxies: a solution that creates a dedicated static IP for each user. The end result is a highly effective proxy, that remains stable during heavy traffic and saves the customer additional bandwidth charges.

●	Data collection API cloud service: a service which allows our customers to use our application programming interface, or API, to request content from any public source on the internet.

Consumer Internet Access Solutions and services:

●	Privacy Solutions and services: a software solution that uses an encryption protocol which is defined upon the process being used in order to generate a secured encrypted path and keep the users’ data private and safe. Our Privacy solution is available for iOS, PC and Android users. Its most common use is to guard against hackers and snoops on public networks, and are also useful to hide IP addresses for anonymous browsing, and to protect personal data on any Wi-Fi network. We also provide advertising services to third party privacy products.

●	iShield™: a cybersecurity cloud software, which proactively protects users from online threats including phishing, malware, ransomware and more. As cyber threats are becoming more complex and sophisticated, users must adopt a well-rounded approach to mitigating such risks. Contrary to a reactive approach, a proactive cybersecurity approach is about acting before an attack occurs and iShield provides exactly that, by sending an alert and blocking the very access of a potential attack. Our algorithm detects in real time if a website contains malicious elements or activity, in addition to a database that we constantly collect for potential threats. iShield is currently available for Chrome browser users only.

In this segment, our engagements include monthly or annually renewable contracts, upon the customer’s discretion, where we offer multiple plans.

Enterprise Internet Access Background

Today, data is the core and essence of all companies, and decisions are made based on data analysis rather than gut feelings. As markets become more and more competitive, so does the need for large amounts of data to be analyzed in real time in order to make business decisions. To achieve this, companies of all sectors started collecting data from the internet websites - this can be consumer and customer related data, product prices, advertising data, financial data, internet behavior data, or other information.

The challenge is that it has become common for internet websites to change their displayed information based on user IP address, location and demographic attributes. For example, flight prices to the United States may differ for a person browsing an American airline from New York rather than from London. In addition, to conduct competitor analysis, price comparisons and data extraction, companies need to access websites as a “simulated user” to capture the real and accurate information.

From these needs, the market of web data collection services has emerged, allowing businesses to gather data over the Internet using different types of IP addresses (ISP, residential, data center) from various locations around the world. Web data collection services support a wide variety of use cases and provide several significant benefits to their business users. For example, cyber and web intelligence companies can collect data anonymously and infinitely from any public online source, advertising or ad networks can view their advertisers’ landing pages anonymously to ensure they do not contain malware or improper advertising, online retailers can gather comparative pricing information from competitors, and businesses may utilize these IP addresses to test their websites from different cities in the world.

A proxy server provides a gateway between users and the internet. It is a server, referred to as an “intermediary” because it goes between end-users and the web pages they visit online. When a computer connects to the internet, it uses an IP address. This is similar to a home street address, telling incoming data where to go and marking outgoing data with a return address for other devices to authenticate. A proxy server is essentially a computer on the internet that has an IP address of its own and instead of getting data directly from a website, a customer’s request first passes through the proxy server, before going to and receiving a response from the target website, and places an extra IP address from a rotating pool of addresses between a customer and any website they visit on the public internet. Proxy servers provide varying levels of functionality, security, and primarily privacy, depending on the use case, needs, or user policy. Proxy servers have many purposes, such as anonymizing identities, filtering information, getting around filters, and improving information retrieval performance.

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

In the age of information technology, data is arguably the world’s most precious resource and the way we use and consume data has evolved considerably. The publicly available web data is one of the main driving forces behind digital transformation and helps corporations and brands to develop, improve and build business strategies faster. The web data collection market includes a variety of vendors in addition to NetNut, including Bright Data (formerly Luminati Networks Ltd., which was acquired in August 2017 by EMK Capital for $160 million according to their sources), Similarweb Ltd., Oxylabs Networks Pvt. Ltd., BiScience Inc., SmartProxy, and others. According to a Frost and Sullivan report from July 2019, the estimated revenue in the Service Obtainable Market, or SOM, was forecasted to grow from 2018 to 2025 at a compound annual growth rate of 16.8%, reaching revenues of $259.7 million by 2025.

Consumer Internet Access Background

The global data privacy software market is expected to grow to reach $25.85 billion by 2029.

During the COVID-19 pandemic, various business and organizations experienced temporary to longer-term shutdowns, increasing the need for remote access and work-from-home practices. Working outside the corporate infrastructures prompted major data breaches and cyber incidents during that time and had brought forth a great increase in the demand for access solutions. The increasing adoption of remote working has created immense challenges for organizations to protect and manage remote workers identities and devices and has prompted a whole new security perimeter.

According to a 2022 report by Digital Information World:

- more than 52% of people think the realm of online privacy doesn’t exist.

- 46% of respondents were concerned that their personal information will be misused by cyber criminals.

The growing public awareness of the value of personal data and demand for data privacy and transparency create significant opportunities for businesses to differentiate themselves.

Our Solutions/Services

1.	Enterprise Internet Access

Following our acquisition of NetNut in June 2019, as further detailed below, we launched our web data collection service. The service is based on partnership agreements with tens of ISPs around the world, as well as our proprietary software deployed at data centers and devices which enable our customers to access the internet through millions of end points globally, and collect valuable data for their needs. The service’s performance and scalability are enhanced by our proprietary proxy traffic optimization and routing technology.

Customers in the web data collection market use the proxy service for various needs and for a wide variety of use cases, as mentioned above. To address all these use cases, different types of web data collection services are needed. For some of the use cases, the web data collection service needs to be fast and stable, and allow customers to use the same IP address for long time periods, while for others, the most important factor of a web data collection service is its ability to provide a different IP address for each request in order to be able to get a full picture of the collected data. For these reasons, providers in the web data collection market are required to provide a wide selection and web data collection services types. We have invested heavily in the last year in expanding our offering in order to become a leading provider in this market.

The uniqueness of our web data collection service is based on the fact that unlike our competitors that provide predominantly host-based solutions, which require installation of software on third-party uncontrolled end user devices, we support not only running software on end user devices, but also routing the customer’s traffic through residential routers of our ISP partners.

Our solutions’ main advantages over competitors include:

●	NetNut's web data collection service has been designed to handle massive amounts of traffic, with the capacity to process hundreds of terabytes per second.

●	Our web data collection service has the widest set of IP options offered to our customers.

●	Our direct connections to top ISPs worldwide allow for fast and reliable access to any geo-targeted web data.

●	NetNut has formed strategic partnerships with leading ISPs and technology providers to enhance its network capabilities and offer customers the best possible solution.

●	NetNut's solution has been rigorously tested and validated by independent research firms and experts in the field.

●	Results have shown that the company's solution outperforms its competitors in terms of speed, security, and reliability.

●	NetNut's solution has received positive feedback from customers, with many praising its fast, secure, and reliable performance.

●	The company has received recognition from industry experts for its innovative approach to proxy solutions.

2.	Consumer Internet Access

Following the acquisition of CyberKick in July 2021, as further detailed below, we launched our consumer online access solutions.

We provide SaaS security and privacy tools, designed to reduce users’ vulnerability to threats while making them more resilient in their online activity, to prevent and defend against a wide spectrum of cyber threats as well as to provide users with control of their accounts and management of access to sensitive data. The business is divided into two main activities:

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

Distribution of security and privacy products of third-party developers in various digital properties

We also generate revenues from the distribution of security and privacy products of third-party developers.

Strategy

Our main goal is to become one of the leading vendors in the fields of secure and private internet access both enterprises and consumers. We operate in Israel, North, Central and South America, Europe, Southeast Asia, the Middle East and Africa, and we are taking steps to expand our activities by entering into engagements with new business partners in those markets. We intend to continue investing resources in research and development in order to improve our existing products, and develop new and cutting-edge products and technologies to maintain our innovative position in the market.

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

Competition

The markets in which we operate are characterized by intense competition, constant innovation and evolving security threats. Our current and potential future competitors in the web data collection service segment include providers such as Similarweb, Bright Data, Oxylabs Networks Pvt. Ltd., BI Science Ltd. and others; and in the consumer internet access, we compete with providers such as Kape Technologies, Nord VPN, McAfee, Norton LifeLock, Aura and others.

Since we compete with well-established companies, which have an existing customer base, we invest significant efforts to obtain technological advantages in combination with the ability to offer more cost-effective solutions than the ones offered by our competitors, aiming to attract customers of established companies that operate in our industry.

We are constantly working to improve our competitive standing by using the following measures:

●	Entering into engagements with large and leading customers, since such engagements establish our status and reputation in the field of information security and open up new opportunities to enter into engagements with other customers;

●	Entering into engagements with resellers, marketing entities and technological partners in order to strengthen our position in existing markets and to penetrate new markets, in accordance with our business strategy;

●	Providing high level support services to existing customers in order to retain and encourage them to consume other services offered by us, thereby increasing revenues and preventing customer attrition; and;

●	Meeting with customers in order to maintain our relationships.

Competitive Strengths

We believe that our strengths include the following:

Enterprise Internet Access

●	Our web data collection service includes high levels of security, guarantees quality of service, and is fast because of its unique architecture;

●	Our web data collection service is offered in a variety of different internet access networks for our customers to choose from or combine;

●	All of our servers are controlled internally; and

●	We offer a best-in-class web data collection platform that leverages our sizable network along with our collective best practices for collecting data ethically and effectively with Artificial Intelligence Machine Learning algorithms, to make the data collection process as smooth and easy as possible, allowing the user to simply choose its target URL and country of localized content.

Consumer Internet Access

●	Detects dangerous websites during user’s browser usage – alerting and blocking those threats;

●	Prevents users from ever reaching malicious web sites;

●	Vast customer acquisition expertise in the world of B2C (business to consumer);

●	Engages with large and leading domestic and foreign customers and partners. Engagements with large customers and partners establish our status as a prominent player in the information security market and give us recognition and a reputation for reliability, which open up opportunities to engagements with other customers; and

●	Business and technological collaboration agreements that provide access to more markets and customers.

Our Unique IP

Our unique IP serves as the foundation for our solutions, providing it the technology components required to create a true secure access solution.

Our IP is comprised of the following modules:

●	Reverse access; and

●	Proprietary reflection technology.

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

Customers

In the last several years, our customer base has steadily increased. As of December 31, 2022, we had more than 16,000 customers, primarily end users in the consumer and enterprise access segments.

We initially addressed the Israeli market, and accordingly the majority of our customers were Israeli based. However, in the past four years we have been operating globally and our customer base has materially expanded, as mentioned above. Following the acquisition of NetNut in June 2019 and CyberKick in July 2021, our mainstream of revenue is coming from the United States. We also have a significant customer in the consumer access business. This customer generated approximately 63% of the consumer segment revenues in 2022, and 37% of our total revenues in 2022.

In the enterprise internet access business, our customers include financial organizations, cyber security companies, industrial and commercial companies, online companies, education institutions and others. Most of the customers are buying the services using periodic packages ranging between one day to two months or per actual consumption. The packages can be either renewed automatically or by election, based on the customer’s preferences.

In the consumer internet access business, our end-users customers are individuals concerned with securing their internet connections and ensuring their personal information remains private when they the browse the internet.

Marketing

Our internal marketing and sales staff consist of approximately 20 persons as of March 24, 2023. We also work through marketing and distribution channels.

In the enterprise segment, we enter into engagements with resellers for the purpose of reselling our services to their customers. We also partner with affiliates which publish our solutions on their web sites for the purpose of lead and demand generation. The partners and marketing entities are responsible, among other things, for the identification of potential customers, generating lead generation campaigns, etc. We have entered into engagements with resellers for the purpose of distributing our products in North America, Israel, and a variety of countries in Europe, Asia-Pacific, Africa and South America. We have tens of active ISPs and partners. The engagement with each partner/marketing entity is limited to a specific territory and/or specific customers and is not exclusive. Normally, the term of engagement with partners/marketing entities is one year and it is extended automatically, unless cancelled by one of the parties. The consideration in respect of those engagements is paid to us from time to time when sales are made by the distributors.

In the consumer segment, our team possesses more than ten years of experience in creating technologies for the paid advertising and brand marketing space, or the performance marketing space, allowing us to leverage our technology stack (which is the combination of technologies a company uses to build and run an application or project) on sophisticated prediction mechanisms for understanding the value of each user segment we acquire on various parameters and enhance our customer acquisition strategy. In addition, our user acquisition technologies aggregate the customers acquisition cost on a granular level while providing the predictive lifetime value on this segment, compared to a constantly changing user value model we build from the concurrent data we gather. Based on the target margin goals, our teams are able to match the right acquisition costs to each user value group.

Our product team adapts marketing methods based on the user acquisition and retention results as we strongly believe that ongoing investment in product marketing is translated into lower acquisition costs for the same user groups, resulting in optimal efficiency.

We participate from time to time in web data and internet exhibitions and conferences.

We market our products through our websites https://www.cyberkick.com/; https://netnut.io/; https://chiproxies.com/; and digital media.

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

Our reverse access technology is patent protected in several jurisdictions: United States (patent number US9935958 (in re-issue) and US10110606 titled “Reverse Access Method for Securing Front-End Applications and Others”), Europe (patent number EP2815554A1, including Austria, Switzerland, Germany, Spain, France, United Kingdom and Italy, titled “Reveres access method for securing front-end applications and others”), Israel (patent number 218185 titled “Reverse Access System for Securing Front-End Applications”), China (patent number ZL2013800207104, titled “Reverse Access Method for Securing Front-End Applications and Others”) and Hong-Kong (patent number HK1207766, titled “Reverse Access Method for Securing Front-End Applications and Others”).. “SAFE-T”, “SAFE-T BOX”, “IF YOU CAN’T BE SEEN, YOU CAN’T BE HACKED”, “ZoneZero”, “Zero+”, “NetNut” and “iShield” are our registered and pending trademarks. Our logo, and the logos of our subsidiaries are our and our subsidiaries’ unregistered trademarks.

We generally enter into confidentiality agreements with our employees, consultants, service providers, resellers and customers and generally limit internal and external access to, and distribution of, our proprietary information and proprietary technology through certain procedural safeguards. These agreements and measures may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology.

Grants from the Israeli Innovation Authority

Our research and development efforts with respect to some of our past activities, including development of Secure Cloud Storage Access, were financed in part through royalty-bearing grants from the Israel Innovation Authority, or IIA. As of March 25, 2022, we have completed the payment of royalties derived from the aggregate amount of $146,000 we received from the IIA for the development of our abovementioned technologies.

Furthermore, pursuant to the technology purchase agreement between Safe-T Data and CyKick Labs Ltd., approved by the IIA in July 2018, we were committed to pay royalties from future sales on grants received from the IIA in connection with the technologies purchased under this agreement in the amount of approximately $0.4 million from our income generated from products incorporating such technology.

On November 27, 2022pursuant to our request, in light of our decision not to pursue further development of the CyKick technology, the IIA agreed to close the program without any additional financial liabilities on the Company.

C. Organizational Structure

We have three wholly-owned subsidiaries: NetNut Ltd., CyberKick Ltd. and Safe-T Data A.R Ltd. In addition, NetNut Ltd. has one wholly-owned subsidiary, NetNut Networks Inc.  CyberKick Ltd. owns four wholly owned subsidiaries - Spell Me Ltd., Robo VPN Inc., Robo VPN Technologies Ltd. and iShield Inc.

NetNut Ltd. is our wholly-owned subsidiary incorporated in Israel. NetNut operates in the field of internet access services for enterprises, which enables customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network.

CyberKick Ltd. is our wholly-owned subsidiary incorporated in Israel. CyberKick operates in the field of internet access for consumers and provides a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured and encrypted connection, masking the customers online activity and keeping them safe from hackers.

Safe-T Data A.R Ltd. is our wholly-owned subsidiary incorporated in Israel. Safe-T Data operated in the field of enterprise cybersecurity, specifically in the development and marketing of information security solutions for organizations that will allow secure and controlled sharing of information. Currently, this subsidiary is inactive.

NetNut Networks Inc. is a wholly-owned subsidiary of NetNut Ltd. NetNut Networks is incorporated in the State of Delaware, and the surviving legal entity following a merger completed on December 31, 2022 between Safe-T USA Inc., a formerly wholly-owned subsidiary of Safe-T Data A.R Ltd., and its wholly-owned subsidiary, NetNut Networks LLC. NetNut Networks is engaged in the field of enterprise access solutions.

Spell Me Ltd. is a wholly-owned subsidiary of CyberKick. Spell Me Ltd. is incorporated in Seychelles and is engaged is the selling of our consumer access solutions.

iShield Inc. is a wholly-owned subsidiary of CyberKick. iShield is incorporated in the State of Delaware, and is engaged in the selling of our consumer cybersecurity solution.

RoboVPN Inc. is a wholly-owned subsidiary of CyberKick. RoboVPN Inc. is incorporated in the State of Delaware, and is engaged in the selling of our consumer cybersecurity solution.

RoboVPN Technologies Ltd. is a wholly-owned subsidiary of CyberKick. RoboVPN Technologies Ltd. is incorporated in Cyprus and is engaged is the selling of our consumer access solutions.

D. Property, Plants and Equipment

 Our headquarters is located at 30 Haarba’a St., Tel Aviv, 6473926, Israel, where we occupy approximately 4,200 square feet. We lease our facilities and our lease ends in October 2023. Our monthly rent payment is approximately NIS 58,000 (approximately $16,000). NetNut’s offices are located at the same place. CyberKick’s offices are located at 121 Menahem Begin St., Tel Aviv, 6701203, Israel, where it currently occupies 300 square feet. The current lease is on a renewable monthly basis, with a 3 months’ notice for mutual termination, which amounts to approximately NIS 29,000 (approximately $8,000).

NetNut Networks’ registered address is 1 East Erie Street, Suite 525, Chicago, IL 60611.

We believe that our current office spaces are sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the IASB. Our discussion and analysis for the year ended December 31, 2021 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 29, 2022.

Our Business Model

We generate primarily SaaS revenues and advertising services revenues. We also generate immaterial software licenses revenues and software support services revenues in the enterprise security segment through TerraZone, a third party provider (see also “Item 4B- Business Overview”).

The SaaS revenues are generated when customers are subscribing to our enterprise and consumer access platforms and paying for the packages they choose. The packages are usually for the earlier of one day to three months or maximum bandwidth usage in the enterprise privacy segment, and for a month or a year in the consumers access segment. Our revenue is recognized on a straight-line basis over the package period.

We generate revenues on the consumer access arena also from providing advertising services to enterprise customers, using marketing tools on various sites in order to persuade the user to acquire the enterprise customers’ privacy products. Revenue is recognized at the point in time when a user purchased an application or software of a customer.

Key Business Metric

We monitor the key business metrics set forth below to help us evaluate and establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. Our non-IFRS key business metrics are EBITDA loss and Adjusted EBITDA loss.

EBITDA loss. This is a non-IFRS financial measure that we define as a loss which excludes: (i) amortization and impairment (if any) of intangible assets and goodwill; (ii) share-based compensation expense; (iii) issuance costs in connection with our securities offerings (if any); and (iv) contingent consideration measurement (if any).

Adjusted EBITDA loss. This is a non-IFRS financial measure that we define as net loss before depreciation and amortization, interest and tax, as further adjusted to remove the impact of (i) impairment of intangible assets and goodwill (if any); (ii) share-based compensation expense; (iii) contingent consideration measurement (if any); and (iv) issuance costs in connection with our securities offerings (if any).

Due to accounting standards, we are required to record non-cash expenses and non-core expenses, which have a material effect on our profitability. We believe that these non-IFRS financial measures are useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of financial instruments that can impact a company’s non-cash expenses, and because they exclude non-core cash expenditures such as the expenses mentioned above, that do not reflect the performance of our core business. By excluding non-cash items that have been expensed in accordance with IFRS, we believe that the Company’s non-IFRS results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of ongoing operations on a consistent basis from period to period. Our management also uses both IFRS and non-IFRS information in evaluating and operating our business internally. The following tables show the reconciled effect of the non-cash expenses/income on our net loss for the years ended December 31, 2022, and 2021:

	December 31,
U.S. dollars in thousands	2022	2021
Net loss for the year	(13,151)	(13,125)
Adjustments:
Assets depreciation, amortization and impairment	2,205	1,512
Finance expense (income), net	54	(942)
Tax benefit	(327)	(945)
EBITDA loss	(11,219)	(13,500)
Adjustments:
Share-based compensation	1,679	2,356
Contingent consideration measurement	-	(684)
Impairment of goodwill	569	700
Adjusted EBITDA loss	(8,971)	(11,128)

Factors Affecting our Performance

We rely on market education to raise awareness of today’s next-generation cyber-attacks, articulate the need for our solutions and, in particular, the reasons to purchase our products. In addition, our enterprise access solutions rely on businesses requiring gathering data over the Internet using residential and Data Center IP addresses from various localities around the world. Lastly, our revenues from consumers access tools rely on consumers’ willingness to spend money in order to increase their safety and privacy while using the internet.

Our prospective customers in the enterprise access segment often do not have a specific portion of their information technology budgets allocated for products that address the next generation of advanced cyber-attacks or privacy solutions. We invest in sales and marketing efforts to increase market awareness, educate prospective customers and drive the adoption of our solution. We believe that we will need to invest additional resources in targeted international markets to drive awareness and market adoption. The degree to which prospective customers recognize the mission critical need for next-generation protection solutions against threats, and subsequently allocate budgets for our platform, will drive our ability to acquire new customers, increase renewals and follow-on sales opportunities, which, in turn, will affect our future financial performance.

5.A Operating Results

Components of Operating Results

Revenue

We generate SaaS revenues and advertising services revenues as detailed under “Our Business Model” above.

We believe that the comparison of our year-over-year total revenue provides a more significant insight of our activity than a comparison of our quarterly results, predominately due to seasonality in the sale of some of our products, subscriptions and services. Our fourth quarter has historically been our strongest quarter for revenues as a result of large enterprises purchase patterns. Nevertheless, since the acquisition of NetNut in 2019 and the consolidation of the SaaS revenues, and in a larger manner since the acquisition of CyberKick in July 2021, we believe that the effect of these seasonal trends on our quarterly results may be reduced. Having said that, we are still tracking consumer access segment revenues in order to determine the impacts of seasonality.

Overall, historical patterns in our business may not be a reliable indicator of our future sales activity or performance due to the early stage of the businesses we operate with and recent acquisitions.

Cost of Revenues

Our total cost of revenue consists mainly of traffic acquisition costs required for generating advertising revenues in the consumer access segment. Also, we have payments to ISPs and servers’ costs related to our enterprise access solutions, as well as amortization of technology purchased in our acquisitions of NetNut in June 2019 and CyberKick in July 2021. We also have personnel costs associated with our operations and global customer support, including salaries, benefits, bonuses and share-based compensation. The personnel consist of post-sales services on-site, such as support teams that provide our customers with on-line support.

Other costs include mainly clearing fees and overhead costs which consist of certain facilities, depreciation, benefits and IT costs.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our products and services, the mix of products sold including third parties’ products, the costs related to our enterprise access solutions, the amortization of acquired technologies and the personnel costs involved in the generation of the revenue. We expect our gross margins to increase over time as revenues continue to grow, subject to the factors described above.

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

●	Research and development. Research and development expenses consist primarily of personnel costs and allocated overhead, as well as the costs of subcontractors assisting our research and development team. We expect research and development expenses to continue to increase in absolute dollars as we continue to invest in our research and product development efforts to enhance our product capabilities, address new threat vectors and access new customer markets.

●	Sales and marketing. Sales and marketing expenses consist primarily of media costs, required for customer acquisitions in the consumer access segment. We have also material personnel costs, incentive commission costs and allocated overhead. We expense commission costs as incurred. We spend money for market development programs, promotions and other marketing activities, outside consulting costs, and travel expense. We expect sales and marketing expenses to continue to increase in absolute dollars as we increase the size of our sales and marketing activities and expand our international sales and marketing operations.

●	General and administrative. General and administrative expenses consist mainly of personnel costs, professional services and allocated overhead. General and administrative personnel include our executive, finance, legal, human resources and administration. Professional services included in our general and administrative expenses consist primarily of legal, auditing, accounting and other consulting costs. We expect general and administrative expenses to decrease in absolute dollars in 2023 due to the settlement of legal proceedings in May 2022. Nevertheless, we expect to continue to incur additional general and administrative expenses as we grow our operations and comply with public company regulations, including higher legal, corporate insurance, and accounting expenses.

Finance Expense/Income

Finance expense/income consists primarily of interest payments derived from our bank loans and strategic funding (for more information, see “Item 5.B - Liquidity and Capital Resources - Change in cash and cash equivalents”). We also have changes in financial liabilities at fair value through profit or loss as well as exchange rate differences, which impact our finance expense/income. Our financial liabilities at fair value through profit or loss in our consolidated statement of financial position consist of derivative financial instruments. We report our financial results in dollars and most of our revenues are recorded in dollars, while substantially all of the research and development expenses, as well as a portion of our cost of revenues, sales and marketing and general and administrative expenses are incurred in NIS. As a result, we are exposed to fluctuations in exchange rates which affect our finance expense or finance income.

Comparison of the year ended December 31, 2022, to the year ended December 31, 2021

Results of Operations

	Year ended December 31,
U.S. dollars in thousands	2022	2021
Consolidated Statements of Profit or Loss
Revenues	18,779	10,281
Cost of revenues	8,652	5,145
Gross profit	10,127	5,136
Research and development expenses	4,033	4,771
Selling and marketing expenses	12,187	8,348
General and administrative expenses	6,762	7,013
Impairment of goodwill	569	700
Contingent consideration measurement	-	(684)
Operating loss	(13,424)	(15,012)
Financial income (expense), net	(54)	942
Loss before taxes on income	(13,478)	(14,070)
Tax benefit	327	945
Net loss for the year	(13,151)	(13,125)

Revenues

The following table summarizes our revenues through types for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2022	2021
SaaS	11,850	7,328
Advertising services	6,699	2,325
Software licenses	28	227
Software support services	202	401

Total Revenues	18,779	10,281

Our revenues for the year ended December 31, 2022 amounted to $18,779,000, representing an increase of $8,498,000, or 83%, compared to $10,281,000 for the year ended December 31, 2021. The increase is mainly attributed to a $6,681,000 increase to $10,070,000 (197%) in the consumer access segment revenues generated by CyberKick compared to 2021, where the revenues were consolidated only from its acquisition on July 4, 2021. Revenues grew also due to an increase of $2,214,000 (35%) to $8,479,000 in SaaS revenue in the enterprise access segment, generated by NetNut and NetNut Networks in 2022, compared to $6,265,000 of such revenue in 2021. These increases were partially offset by a $398,000 decrease in the enterprise cybersecurity segment revenues, due to the outsourcing of this segment’s operations to TerraZone.

Cost of Revenues

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2022	2021
Internet services providers	2,135	1,747
Depreciation, amortization and impairment of intangible assets	1,244	1,156
Traffic acquisition costs	3,070	1,118
Payroll, related expenses and share-based payment	399	518
Networks and servers	570	341
Clearing fees	1,113	213
Other	121	52
Total cost of revenues	8,652	5,145
Gross profit	10,127	5,136
Gross profit out of revenues %	54%	50%

Our cost of revenues for the year ended December 31, 2022 amounted to $8,652,000, representing an increase of $3,507,000 or 68%, compared to $5,145,000, for the year ended December 31, 2021. The increase is primarily attributed to the full consolidation of CyberKick which included an increase of $1,952,000 and $900,000 in traffic acquisition costs and clearing fees, respectively, compared to 2021 where the consolidation took place only from July 4, 2021 through year end. Also, ISPs and networks and servers’ costs increased by $617,000, or 30%, to $2,705,000, compared to $2,088,000 in 2021 due to the increased operations and revenues in the enterprise access segment.

Gross Profit

As a result of a higher increase in revenues compared to cost of revenues, gross profit grew by $4,991,000 to $10,127,000, representing a 97% increase during 2022, compared to gross profit in 2021.

Research and Development Expenses, net

The following table summarizes our research and development costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2022	2021
Payroll, related expenses and share-based payment	2,880	2,856
Subcontractors	900	1,429
Other	253	486
Total Research and development expenses	4,033	4,771

Our research and development costs for the year ended December 31, 2022 amounted to $4,033,000, representing a decrease of $738,000, or 15%, compared to $4,771,000 for the year ended December 31, 2021. The research and development costs of the consumer access segment grew from $521,000 in 2021 to $1,850,000 in 2022 due to the full consolidation of CyberKick, while costs related to the enterprise cybersecurity segment dropped from $2,740,000 in 2021 to $209,000 due to the outsourcing of this segment’s operations to TerraZone, a global security provider (see also “Item 4B- Business Overview” and “Item 5A. – Operating Results – Our Business Model”).

As a result of the above, subcontractors costs dropped by $529,000 to $900,000, after an offset of $248,000 resulting from an increase in the enterprise internet access segment compared to 2022.

Sales and Marketing Expenses

The following table summarizes our sales and marketing costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2022	2021
Payroll, related expenses and share-based payment	4,235	4,414
Media costs	5,572	2,067
Professional fees	131	576
Marketing	868	523
Amortization and impairment of intangible assets and depreciation	1,001	416
Other	380	352
Total selling and marketing expenses	12,187	8,348

Our sales and marketing expenses totaled $12,187,000 for the year ended December 31, 2022, an increase of $3,839,000, or 46%, compared to $8,348,000 for the year ended December 31, 2021. The sales and marketing costs of the consumer segment grew from $2,556,000 in 2021 to $7,611,000 in 2022 due to the full consolidation of CyberKick, while costs related to the enterprise cybersecurity segment dropped from $3,354,000 in 2021 to $872,000 due to the outsourcing of this segment’s operations to TerraZone, a global security provider (see also “Item 4B- Business Overview” and “Item 5A. – Operating Results – Our Business Model”).

General and Administrative Expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in thousands	2022	2021
Payroll, related expenses and share-based payment	2,168	2,265
Professional fees	4,009	4,320
Other	585	428
Total general and administration expenses	6,762	7,013

Our general and administrative expenses totaled $6,762,000 for the year ended December 31, 2022, a decrease of $251,000, or 4%, compared to $7,013,000 for the year ended December 31, 2021. The decrease is primarily due to a $280,000 reduction in legal fees connected to intellectual property protection activities (see also “Item 8.A. —  Legal Proceedings”), with respect to patent related proceedings that were resolved by a settlement on May 17, 2022.

Impairment of Goodwill and Contingent Consideration Measurement

We recorded impairment of goodwill of $569,000 related to the NetNut Networks cash-generating-unit in 2022, and impairment of goodwill of $700,000 related to the same unit in 2021.

We recorded no contingent consideration measurement income in 2022 compared to an income of $684,000 in 2021, which was related to the NetNut Networks acquisition.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2022 was $13,424,000, compared to an operating loss of $15,012,000 in the year ended December 31, 2021.

Financial Income, net

We had net financial expenses of $54,000 for the year ended December 31, 2022, compared to net financial income of $942,000 for the year ended December 31, 2021. The shifting from net income to net expenses is mainly related to a smaller reduction in the fair value of our derivative instruments in 2022 as a result of a lower share price as of December 31, 2022, $329,000 of interest expenses with respect to the short-term bank loan and the long-term loan received during 2022 and a $167,000 loss from short-term investments.

Taxes on income

We had a tax benefit of $327,000 for the year ended December 31, 2022, compared to a tax benefit of $945,000 for the year ended December 31, 2021. The decrease is resulted primarily from a recognition of smaller carryforward loss tax assets in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Net loss for the year

As a result of the foregoing, our net loss for the year ended December 31, 2022 was $13,151,000, compared to a loss of $13,125,000 during the year ended December 31, 2021.

5.B Liquidity and Capital Resources

Overview

As of March 24, 2023, our cash and cash equivalents of approximately $3.1 million were held for working capital, capital expenditures, investment in technology and business acquisition purposes. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs until at least December 31, 2023. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern.

	December 31,
U.S. dollars in thousands	2022	2021
Net cash used in operating activities	(8,051)	(9,106)

Net cash provided by (used in) investing activities	5,037	(9,796)

Net cash provided by financing activities	2,603	11,640

Exchange rate differences	(127)	73

Net decrease in cash and cash equivalents	(538)	(7,189)

Cash Flows Used in Operating Activities

During the year ended December 31, 2022, net cash used in operating activities was $8,051,000, primarily attributed to operational costs which exceeded cash flows from customers’ payments. The decrease of $1,055,000 compared to $9,106,000 used in operating activities during the year ended December 31, 2021, is attributed to the cost reduction in the enterprise security segment, slightly offset by increased loss from the consumer access segment, due to the full consolidation of CyberKick’s operations in 2022, compared to half a year of consolidation in 2021.

During the year ended December 31, 2021, net cash used in operating activities was $9,106,000, primarily attributed to operational costs which exceeded cash flows from customers’ payments. The increase of $2,579,000 compared to $6,527,000 used in operating activities during the year ended December 31, 2020, is attributed to increased costs, partially offset by increased sales, both resulting primarily from the consolidation of CyberKick’s operations from the third quarter of 2021 and from increased legal fees due to intellectual property protection activities (See also “Item 8.A. —  Legal Proceedings”).

Cash Flows Used in Investing Activities

During the year ended December 31, 2022, net cash provided by investing activities was $5,037,000, compared to net cash used in investing activities of $9,796,000 during the year ended December 31, 2021. The switch to positive generated cash is attributed mainly to the sale of short-term investments in the amount of $5,707,000.

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

On July 1, 2021, we entered into an Equity Purchase Agreement with CyberKick, Takoomi Ltd. and their founders, pursuant to which we acquired all of the outstanding share capital of CyberKick. CyberKick is a private Israeli company, specializing in solutions for access tools developers and consumers. The acquisition was completed on July 4, 2021, for which we paid a combination of cash in the amount of $3,700,000 and 4,062,045 shares valued at $5,600,000. In addition, we committed to pay up to an additional $3,000,000, subject to achievement of certain future milestones. During 2022, we paid an amount of $1,050,000 in share-based compensation, and an additional amount of $788,000 was accrued in our December 31, 2022 financial statements under Other equity reserves. See “Item 10.C. Material Contracts — CyberKick Acquisition” for additional information.

Cash Flows Received from Financing Activities

During the year ended December 31, 2022, net cash provided by financing activities was $2,603,000, primarily attributed to short-term bank loans (net funding of $1,600,000) and proceeds from long term loan, net after repayments ($1,420,000). The cash provided by the loans was partially offset by increased lease payments of $384,000.

During the year ended December 31, 2021, net cash provided by financing activities was $11,640,000, primarily attributed to net proceeds from a registered direct offering closed in February 2021, as well as proceeds from the exercise of warrants, in the aggregate amount of $12,932,000, which was slightly offset by the contingent consideration payment of $915,000 related to the NetNut acquisition.

On February 16, 2021, pursuant to a securities purchase agreement with respect to a registered direct offering pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-235367), we issued (a) 461,500 ADSs at a purchase price of $20.00 per ADS and (b) 26,000 pre-funded warrants at a purchase price of $20.00 per warrant, including an exercise price of $0.01 per warrant. The net proceeds to us from the sale of the securities were approximately $9,223,000. As of December 31, 2022, all pre-funded warrants were exercised.

During 2021, we also received approximately $3,709,000 resulting from the exercise of the warrants issued under the April 23, 2020 public offering.

Change in cash and cash equivalents

As a result of the foregoing, our cash and cash equivalents decreased in the amount of $538,000 during the year ended December 31, 2022, compared to a decrease in the amount of $7,189,000 during the year ended December 31, 2021.

We have drawn short-term bank loans out of a one-year credit line which was secured from United Mizrahi-Tefahot Bank on May 25, 2022, in a total amount of $2 million. The credit facility is used predominantly to fund the operations and growth of our subsidiary, CyberKick, and as a result will reduce the usage of our own cash. Amounts drawn under the credit line bear interest at the Secured Overnight Financing Rate plus 5.5% per annum, and are paid quarterly for the actual withdrawn balance. The credit line offers three times multiple on eligible revenues, is secured against all of the assets of CyberKick, is guaranteed by us and includes a refundable deposit by us of $500,000. Until March 24, 2023, CyberKick borrowed an amount of $1.6 million out of the credit line.

On August 8, 2022, we signed a strategic funding agreement with O.R.B. Spring Ltd., or O.R.B., of up to $4,000,000 to support the further growth of our consumer access solutions. The funding is made through a series of cash installments through July 2024. Until March 24, 2023, the Company received aggregate funding of $2.22 million.

We repay the funding using a revenue share model that is based on sales generated only from customers of the new consumer access solutions acquired with each funding installment. Each such funding installment shall be repaid within two years and if the repayments do not cover 100% of the installments, then we will complete the remaining balances in cash or shares, at our sole discretion. Once the investment amount has been repaid in full, we and O.R.B. shall share the attributed revenue in equal parts (50:50) until the lapse of five years after the date on which each installment was received by us. Until March 24, 2023, the Company repaid to O.R.B. an amount of approximately $0.54 million from the sales that were generated as a result of the funding.

In November 2022, we entered into an ATM Sales Agreement, or the Sales Agreement, with ThinkEquity LLC, or the Sales Agent, pursuant to which we may offer and sell, from time to time, through the Sales Agent ADSs, for an aggregate offering price of up to $5 million. The ADSs will be offered and sold pursuant to our shelf Registration Statement on Form F-3 (File No. 333-253983), or the F-3, which became effective on March 15, 2021, and the prospectus supplement relating to the Sales Agreement, dated November 25, 2022. In that regard, we registered up to $100,000,000 of the ADSs on such registration statement. Upon termination of the Sales Agreement, any portion of the $5 million included in the Sales Agreement prospectus of the F-3 that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the F-3, and if no ADSs are sold under the Sales Agreement, the full $5 million of securities may be sold in other offerings pursuant to the F-3. As of March 24, 2023, we have sold 25,847 ADSs pursuant to the Sales Agreement for aggregate gross proceeds of approximately $75 thousand.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares, and recently also from long and short term loans. We have incurred losses and generated negative cash flows from operations since Safe-T Data’s inception in February 2013.

As of March 24, 2023, our cash and cash equivalents were approximately $3.1 million. We expect that our current resources will be sufficient to meet our anticipated cash needs until December 31, 2023; however, we expect that we will require additional substantial capital to continue the development of, and to commercialize, our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the scope of our general and administrative expenses; and

●	potential future acquisitions.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Operating Expenses” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of the year ended December 31, 2022 to the year ended December 31, 2021 — Research and Development Expenses, net.”

5.D Trend Information

The trends impacting us are described elsewhere in this annual report on Form 20-F, including in Items 3.D., 4.B., 5.A. and B. and 10.C.  We are subject to potential earn-out commitments in connection with our acquisition of CyberKick.

5.E Critical Accounting Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2022 included elsewhere in this annual report in Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our office holders4 as of the date of this on annual report in Form 20-F:

Name	Age	Position
Chen Katz	51	Chairman of the Board of Directors

Shachar Daniel	45	Chief Executive Officer, Director

Shai Avnit	57	Chief Financial Officer

Avi Rubinstein	56	Director

Yehuda Halfon	44	Director (1)(2)(3)

Rakefet Remigolski	51	Director (1)(2)(3)

Moshe Tal	61	Director (1)(2)(3)

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee (and Financial Statements Examination Committee pursuant to regulations under the Israeli Companies Law).

(3)	Independent Director (pursuant to regulations under the Israeli Companies Law and Nasdaq Stock Market rules).

[4]	“office holder” as defined under the Israeli Companies Law: “general manager, chief business manager, deputy general manager, vice-general manager, any person filling any of these positions in the company even if he holds a different title, and a director or any other manager directly subordinate to the general manager”.

Chen Katz, Chairman of the Board of Directors

Mr. Chen Katz has served as Chairman of our board of directors since January 2019. Mr. Katz is also a director of Nanomedic Technologies Ltd., Coral Smart Pool Inc. and Nicast Ltd., where he serves as the chairman of the board, Aminach Furniture and Mattresses Industry Ltd., Coral Smart Pool Ltd., Nanomedic Technologies Inc. NCK Capital Ltd. and Tripod Investments. Mr. Katz is also a Co-Founder and director of Connexa Capital Ltd. since February 2022. Between 2006 and 2020, Mr. Katz served as the chief executive officer of TechnoPlus Ventures Ltd. (TASE: TNPV), an Israeli investment firm. From 2012 until 2021, Mr. Katz served on the board of directors of Compulab Ltd. (TASE: CLAB) and from 2010 to 2018, he served on the board of directors of D-Led Illumination Technologies Ltd. Mr. Katz is a member of the Israel Bar Association. Mr. Katz holds a European Master-in-Law and Economics (EMLE) from the Complutense University of Madrid and an LL.B. from the University of Haifa.

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

Avi Rubinstein, Director

Mr. Avi Rubinstein has served on our board of directors since October 2021. Mr. Rubinstein also serves as the President of Ilanor Ltd. Prior to his appointment as a director, Mr. Rubinstein served as Chief Business Officer of our subsidiary, Safe-T Data A.R Ltd., from February 2020 until October 2021 and continues to provide advisory services to Safe-T Data on a consultancy basis. Prior to joining Safe-T Data, from 2014 to 2015, Mr. Rubinstein served as Vice President, Product Marketing and Business Development of Nice Systems Ltd. (Nasdaq: NICE). Mr. Rubinstein co-founded Inpedio BV, a provider of cyber solutions, and served as its chief executive officer between 2016 and 2019. After serving as co-founder of Ectel Ltd., and general manager of Ectel US Inc. and was the co-founder of StorWiz in 2004, which was acquired by IBM in 2010. He also was the co-founder and chief executive officer of VideoCodes in 2004, which was acquired by Thompson in 2008. Mr. Rubinstein also served as a member of our advisory board between 2014 and 2019, and with CyberX Labs (cyber defense for critical infrastructure) since 2014 and also provided management and/or consulting services on an hourly basis to different companies between 2008 to 2020.

Yehuda Halfon, Director

Mr. Yehuda Halfon has served on our board of directors since March 2016. He was appointed for a first three-year term as an external director on March 27, 2016 and a second three-year term commencing in May 2019. Between 2009 and January 2022, Mr. Halfon served as the chief executive officer at Cooperica Property Ltd., which owns and manages real estate properties in Israel. In addition, between 2010 and January 2022, Mr. Halfon served as the chief financial officer of Local Developing Germany GmbH, which owns a large portfolio of residential assets in Germany. Mr. Halfon holds a B.A. in Accounting and Economics from the Hebrew University in Jerusalem and an M.B.A from the Open University of Israel. Mr. Halfon is a certified public accountant in Israel.

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

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to our office holders as a group for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing the Company with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2022. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.3596 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2022.

	Salary, bonuses and Related Benefits(1)	Pension, Retirement and Other Similar Benefits	Share Based Compensation*
All office holders as a group, consisting of 8 persons	$778	$130	$395

(1)	Represents the office holders’ gross salary plus payment of mandatory social benefits made by the company on behalf of such officer. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

*	Resulting from options to purchase an aggregate of 3,077,526 Ordinary Shares granted to all office holders as a group, at exercise prices between NIS 1.27 (approximately $0.38) and NIS 6.04 (approximately $1.80) per share with expiration dates between May 13, 2024, and November 28, 2032. The share-based compensation was calculated based on the binomial model.

The table below reflects the compensation granted to the five most highly compensated officers5 during or with respect to the year ended December 31, 2022.

Annual Compensation- in thousands of USD –

Office holders	Salary, Fees and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation		Total
Roni Lev	570	73	43	(1)	686

Yotam Benattia	570	73	43	(2)	686

Moshe Kremer	653	-	21	(3)	674

Shachar Daniel	293	51	106	(4)	450

Tomer Cohen	309	40	29	(5)	378

[5]	“Senior officer” as defined under the Israeli Securities Law includes the definition of an officer, as defined in the Israeli Companies Law, and also the chairman of the board of directors, a substitute director, an individual who under section 236 of the Israeli Companies Law was appointed on behalf of a body corporate and who serves as director, accountant, internal auditor, independent signatory and every person who holds a said position, even if the title of his position is different, and also a senior officer in a body corporate controlled by the body corporate, who has substantive influence over the body corporate, and every individual who is employed by the body corporate in a different position and holds 5% or more of the nominal value of the issued share capital or of the voting power, as the case may be; for this purpose. We are providing this disclosure as good practice although we are not required to report or provide such disclosure pursuant to the Israeli Securities Law.

(1)	Resulting from options to purchase an aggregate of 135,000 Ordinary Shares, at an exercise price of NIS 4.00 (approximately $1.1) with expiration date of August 25, 2031.

(2)	Resulting from options to purchase an aggregate of 135,000 Ordinary Shares, at an exercise price of NIS 4.00 (approximately $1.1) with expiration date of August 25, 2031.

(3)	Resulting from options to purchase an aggregate of 200,004 Ordinary Shares, at exercise prices ranging between NIS 0 to NIS 4.00 (approximately $1.1) with expiration dates between August 2, 2030 and November 28, 2032.

(4)	Resulting from options to purchase an aggregate of 1,080,000 Ordinary Shares, at exercise prices ranging between NIS 1.51 (approximately $0.4) to NIS 6.04 (approximately $1.7) with expiration dates between September 15, 2030 and November 28, 2032.

(5)	Resulting from options to purchase an aggregate of 200,004 Ordinary Shares, at exercise prices ranging between NIS 0 to NIS 6.28 (approximately $1.7) with expiration dates between December 23, 2030 and November 28, 2032.

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

(iii)	Class III directors are Mr. Chen Katz and Mr. Avi Rubinstein, whose current terms expire at the Company’s 2025 annual general meeting of shareholders and upon the election and qualification of their respective successors.

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

Mr. Yehuda Halfon, Mr. Moshe Tal and Ms. Rakefet Remigolski, are deemed independent for purposes of the Israeli Companies Law as well as under Nasdaq Stock Market rules.

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

Our audit committee is acting pursuant to a written charter, which sets forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $10 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $148,000, which expires on August 14, 2023, as well as Public Offering of Securities Insurance (POSI) providing a total coverage of $10 million for the benefit of all of our directors and officers, and covering a public offering of our securities on the Nasdaq Capital Market in August 2018, in respect of which we paid a seven-year premium of approximately $120,000, which expires on August 21, 2025.

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

D. Employees.

As of December 31, 2022, we had 2 senior management positions on a full-time basis and one executive on part-time basis. All are engaged as employees. In addition to our senior management, we had approximately 50 employees, sub-contractor’s employees and consultants, on full and part time basis, almost all of whom are located in Israel.

In sales and development/support activities we employed approximately 20 employees/consultants in each activity, while 14 employees were occupied in general, administrative and corporate activities. None of our employees is represented by labor unions or covered by collective bargaining agreements.

As of December 31, 2021, we had approximately 60 employees, sub-contractor’s employees and dedicated consultants world-wide. The majority of our employees and consultants were located in Israel, while 15 employees, sub-contractor’s employees and consultants were located in Ukraine, United States, Spain, Germany and India.

On December 31, 2020, we had 63 full-time and part-time basis employees, sub-contractor’s employees and dedicated consultants, most are located in Israel, and 18 were located in Ukraine, United States, Spain, Germany and India.

E. Share Ownership.

The following table lists as of March 24, 2023, the number of our shares beneficially owned by each of our office holders as a group:

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Chen Katz (3)	261,250	*
Shachar Daniel (4)	493,210	1.5%
Shai Avnit (5)	273,831	*
Avi Rubinstein (6)	268,331	*
Rakefet Remigolski (7)	39,375	*
Yehuda Halfon (8)	39,375	*
Moshe Tal (9)	39,375	*
All office holders as a group (7 persons)		4.3%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 32,947,810 Ordinary Shares as issued and outstanding as of March 24, 2023.

(3)	Includes 7,000 ADSs (70,000 Ordinary Shares) acquired through open market stock purchases and stock options to purchase 191,250 Ordinary Shares at an exercise price range between NIS 4.60 and NIS 6.04 per share that are exercisable within 60 days. In addition, Mr. Katz holds options to purchase 348,750 Ordinary Shares at exercise prices range between NIS 1.51 to NIS 6.04 per share that are not exercisable within 60 days. Mr. Katz’s options have expiration dates ranging between September 15, 2030, to December 19, 2032. See also Item 7.A., with respect to certain Ordinary Shares over which the Chairman of the Company or another designee may exercise a proxy with respect to limited items. Such shares are not included in the table above, as they are based on the office of chairperson rather than Mr. Katz’s personal beneficial ownership.

(4)	Includes 11,071 ADS’s (110,710 Ordinary Shares) acquired through open market stock purchases, and stock options to purchase 382,500 Ordinary Shares at an exercise price range between NIS 4.60 and NIS 6.04 per share that are exercisable within 60 days. In addition, Mr. Daniel holds options to purchase 697,500 Ordinary Shares at exercise prices range between NIS 1.51 to NIS 6.04 per share that are not exercisable within 60 days. Mr. Daniel’s options have expiration dates ranging from September 15, 2030, to December 19, 2032.

(5)	Includes 13,000 Ordinary Shares acquired through open market stock purchases and stock options to purchase 260,831 Ordinary Shares at an exercise price range between NIS 4.00 and NIS 6.04 per share that are exercisable within 60 days. In addition, Mr. Avnit holds options to purchase 459,169 Ordinary Shares at exercise prices range between NIS 1.27 to NIS 6.04 per share that are not exercisable within 60 days. Mr. Avnit’s options have expiration dates ranging from August 2, 2030, to November 28, 2032.

(6)

Includes 750 ADSs (7,500 Ordinary Shares) acquired through open market stock purchases and stock options to purchase 260,831 Ordinary Shares at an exercise price range between NIS 4.00 and NIS 6.04 per share that are exercisable within 60 days, held by Orit Rubinstein, Mr. Rubinstein’s wife. In addition, Mr. Rubinstein holds, through his wholly owned affiliate, options to purchase 109,165 Ordinary Shares at exercise prices range between NIS 1.51 to NIS 6.04 per share that are not exercisable within 60 days. Mr. Rubinstein’s options have expiration dates ranging between August 2, 2030, to December 19, 2032.

(7)	Includes stock options to purchase 39,375 Ordinary Shares at an exercise price range between NIS 4.60 and NIS 6.04 per share that are exercisable within 60 days. In addition, Ms. Remigolski holds options to purchase 65,625 Ordinary Shares at exercise prices range between NIS 1.51 to NIS 6.04 per share that are not exercisable within 60 days. Ms. Remigolski’s options have expiration dates ranging between September 15, 2030, to December 19, 2032.

(8)	Includes stock options to purchase 39,375 Ordinary Shares at an exercise price range between NIS 4.60 and NIS 6.04 per share that are exercisable within 60 days. In addition, Mr. Halfon holds options to purchase 65,625 Ordinary Shares at exercise prices range between NIS 1.51 to NIS 6.04 per share that are not exercisable within 60 days. Mr. Halfon’s options have expiration dates ranging between September 15, 2030, to December 19, 2032.
(9)

Includes stock options to purchase 39,375 Ordinary Shares at an exercise price range between NIS 4.60 and NIS 6.04 per share that are exercisable within 60 days. In addition, Mr. Tal holds options to purchase 65,625 Ordinary Shares at exercise prices range between NIS 1.51 to NIS 6.04 per share that are not exercisable within 60 days. Mr. Tal’s options have expiration dates ranging between September 15, 2030, to December 19, 2032.

Stock Option Plan – Global Equity Plan

We maintain one equity incentive plan – the Amended and Restated Global Incentive Plan, or the Global Incentive Plan. As of March 24, 2023, the number of Ordinary Shares reserved for the grant of options or restricted stock units under the plan was 620,829. In addition, options to purchase 6,640,425 Ordinary Shares were issued and outstanding, with exercise prices ranging between NIS 0.00 and NIS 6.28 (approximately $1.75) per share.

Our Global Incentive Plan was adopted by our board of directors in July 2016, and expires in July 2026. Our employees, directors, officers, and services providers, including those who are our controlling shareholders, as well as those of our affiliated companies, are eligible to participate in this plan.

Our Global Incentive Plan is administered by our board of directors, regarding the granting of options, restricted shares or restricted share units and the terms of such grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance of 1961 (New Version), or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The Global Equity Plan also permits granting options to Israeli grantees who do not qualify under Section 102(b)(2).

As a default, our Global Incentive Plan provides that upon termination of employment for any reason, other than in the event of death, retirement, disability or cause, all unvested options will expire and all vested options will generally be exercisable for 90 days following such termination, subject to the terms of the Global Incentive Plan and the governing option agreement. Notwithstanding the foregoing, in the event the employment is terminated for cause (including, inter alia, due to dishonesty toward the Company or its affiliate, substantial malfeasance or nonfeasance of duty, unauthorized disclosure of confidential information, and conduct substantially prejudicial to the business of the Company or affiliate; or any substantial breach by the optionee of his or her employment or service agreement) all options granted to such employee, whether vested or unvested, will not be exercisable and will terminate on the date of the termination of his employment.

Upon termination of employment due to death or disability, all the options vested at the time of termination and within 60 days after the date of such termination, will generally be exercisable for 12 months, or such other period as determined by the plan administrator, subject to the terms of the Global Incentive Plan and the governing option agreement.

On January 20, 2019, our board of directors adopted an appendix to the Global Incentive Plan for U.S. residents, which was thereafter amended by the board of directors, with effect from September 22, 2022. Under this appendix, the Global Incentive Plan will provide for the granting of options to U.S. residents. The U.S. Global Incentive Plan and appendix have been approved by our shareholders on May 23, 2019.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents as of March 24, 2023 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known to us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares (to whom we refer as our Major Shareholders).

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

Name	Number of Ordinary Shares Beneficially Owned (1)	Percent of Class (2)

Roni Lev (3)	2,784,740	8.5%
Yotam Benattia (4)	2,784,740	8.5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	The percentage of outstanding ordinary shares is based on 32,628,044 Ordinary Shares outstanding as of November 23, 2022, the date on which the individuals in the table based their beneficial ownership in their Schedules 13G/A filed with the SEC as described in the following footnotes.

(3)	The beneficial ownership is based on a Schedule 13G/A filed by Mr. Lev with the SEC on February 8, 2023. The amounts set forth in the Schedule 13G/A are presented after giving effect to a change of ratio between the ADSs and the Company’s Ordinary Shares, from a ratio of one (1) ADS to one (1) Ordinary Share to a new ratio of one (1) ADS to ten (10) Ordinary Shares that took place in November 2022. Mr. Lev also owns options to purchase 135,000 Ordinary Shares, of which 67,500 options are beneficially owned and the remainder of which vest equally over seven quarters beginning on May 25, 2023. Mr. Lev also received 192,866 Ordinary Shares in January 2023 pursuant to the Share Purchase Agreement, dated July 1, 2021, among Takoomi Ltd., Safe-T Group Ltd., CyberKick Ltd., Mr. Roni Lev and Mr. Yotam Benattia, which Ordinary Shares were not beneficially owned as of December 31, 2022.

(4)	The beneficial ownership is based on a Schedule 13G/A filed by Mr. Benattia with the SEC on February 8, 2023. The amounts set forth in the Schedule 13G/A are presented after giving effect to a change of ratio between the ADSs and the Company’s Ordinary Shares, from a ratio of one (1) ADS to one (1) Ordinary Share to a new ratio of one (1) ADS to ten (10) Ordinary Shares that took place in November 2022. Mr. Benattia also owns options to purchase 135,000 Ordinary Shares, of which 67,500 options are beneficially owned and the remainder of which vest equally over seven quarters beginning on May 25, 2023. Mr. Benattia also received 192,866 Ordinary Shares in January 2023 pursuant to the Share Purchase Agreement, dated July 1, 2021, among Takoomi Ltd., Safe-T Group Ltd., CyberKick Ltd., Mr. Roni Lev and Mr. Yotam Benattia, which Ordinary Shares were not beneficially owned as of December 31, 2022.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2022 and until March 24, 2023, there were no decreases in the percentage ownership of major shareholders. On the other hand, there were increases in the percentage ownership of some of our former major shareholders: (i) Mr. Roni Lev (from 6.4% to 8.5%), and (ii) Mr. Yotam Benattia (from 6.4% to 8.5%).

Over the course of 2021, there were decreases in the percentage ownership of some of our former major shareholders: (i) the entities affiliated with Alpha Capital Anstalt, or Alpha (from 9.9% to 4.99%), and (ii) the entities affiliated with Anson Funds Management LP, or Anson (from 5.2% to 0%). In addition, Mr. Lev and Mr. Benattia became major shareholders of the Company during 2021.

Over the course of 2020, there were decreases in the percentage ownership of some of our former major shareholders: the entities affiliated with Morgan Stanley (from 5.7% to 4.0%).

Record Holders

The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly traded company such as ours which is listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, The Tel Aviv Stock Exchange Nominee Company Ltd. Accordingly, as of March 24, 2023, there was one shareholder of record of our Ordinary Shares, which is located in Israel. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 22, 2023, there were 68 holders of record of the ADSs on record with the Depository Trust Company.

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

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

On June 11, 2020, Bright Data filed an action alleging infringement by our wholly owned subsidiary, NetNut Ltd., of U.S. Patent Nos. 10,484,511 and 10,637,968, as well as claims of trade secret misappropriation. On June 18, 2021, Bright Data filed an action alleging infringement by NetNut of U.S. Patent Nos. 10,257,319 and 10,484,510. The action was also filed in the United States District Court for the Eastern District of Texas, Marshall Division. Bright Data amended its complaint on October 11, 2021, to additionally assert infringement of the U.S. Patents Nos. 10,491,713, 11,050,852 and 11,044,346, as well as a claim for alleged false advertising. These actions were filed in the United States District Court for the Eastern District of Texas, Marshal Division. Pursuant to separate settlement agreements between the parties, these cases were dismissed in December 2021 (without prejudice) and May 2022 (with prejudice), respectively.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs are traded on the Nasdaq Capital Market and TASE under the symbol “ALAR”.

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

C. Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, see “Item 5.B - Liquidity and Capital Resources - Change in cash and cash equivalents” above or “Item 7.A. Major Shareholders” above.

CyberKick Ltd. Acquisition

On July 1, 2021, we entered into a share and asset purchase agreement with CyberKick, pursuant to which on July 4, 2021 the Company acquired all of the outstanding share capital of CyberKick, a private Israeli company, which provides access tools and services for consumers. CyberKick is the legal holder of certain intangible assets which were transferred to it on the acquisition date. The initial consideration for the transaction was paid for in cash and with our Ordinary Shares, as set forth below.

In consideration for the purchased shares, we paid and agreed to pay to CyberKick’s shareholders:

●	Initial consideration paid on the closing of the transaction - a combination of cash ($3.7 million) and 4,062,045 Ordinary Shares ($5.6 million); and

●	A potential earn-out payment of up to $3 million in total, subject to certain revenue targets of CyberKick during the first and second year following the closing of the transaction. We may decide, at our sole discretion, to pay the earn-out consideration in whole or in part in equity. On July 17, 2022, we paid the earn-out consideration with respect to the first year following the closing of the transaction with the issuance by the Company of a total of 2,181,009 Ordinary Shares in lieu of a cash payment entitlement in the amount of $1.05 million.

As part of the terms of the share and asset purchase agreement, we have committed to support and accelerate CyberKick’s growth by providing financing of $2.5 million in the twenty-four (24) months following the acquisition.

United Mizrahi-Tefahot Bank Credit Line

We have drawn short-term bank loans out of a one-year credit line which was secured from United Mizrahi-Tefahot Bank on May 25, 2022, in a total amount of $2 million. The credit facility is used predominantly to fund the operations and growth of our subsidiary, CyberKick, and as a result will reduce the usage of our own cash. Amounts drawn under the credit line bear interest at the Secured Overnight Financing Rate plus 5.5% per annum, and are paid quarterly for the actual withdrawn balance. The credit line offers a three times multiple on eligible revenues, is secured against all of the assets of CyberKick., is guaranteed by us and includes a refundable deposit by us of $500,000. Until March 24, 2023, CyberKick borrowed an amount of $1.6 million out of the credit line.

Funding agreement with O.R.B. Spring Ltd.

On August 8, 2022, we signed a strategic funding agreement with O.R.B. of up to $4,000,000 to support the further growth of our consumer access solutions. The funding is made through a series of cash installments through July 2024. Until March 24, 2023, the Company received aggregate funding of $2.22 million.

We repay the funding using a revenue share model that is based on sales generated only from customers of the new consumer access solution acquired with each funding installment. Each such funding installment shall be repaid within two years and if the repayments do not cover 100% of the installments, then we will complete the remaining balances in cash or shares, at our sole discretion. Once the investment amount has been repaid in full, we and O.R.B shall share the attributed revenue in equal parts (50:50) until the lapse of five years after the date on which each installment was received by us. Until March 24, 2023, the Company repaid to O.R.B. an amount of approximately $0.54 million from the sales that were generated as a result of the funding.

At the Market Offering

In November 2022, we entered into the Sales Agreement, pursuant to which we may offer and sell, from time to time, through the Sales Agent ADSs, for an aggregate offering price of up to $5 million. The ADSs will be offered and sold pursuant to the F-3, which became effective on March 15, 2021, and the prospectus supplement relating to the Sales Agreement, dated November 25, 2022. In that regard, we registered up to $100,000,000 of the ADSs on such registration statement. Upon termination of the Sales Agreement, any portion of the $5 million included in the Sales Agreement prospectus of the F-3 that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the F-3, and if no ADSs are sold under the Sales Agreement, the full $5 million of securities may be sold in other offerings pursuant to the F-3. As of March 24, 2023, we have sold 25,847 ADSs pursuant to the Sales Agreement, for aggregate gross proceeds of approximately $75 thousand.

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

We maintain a corporate website https://alarum.io/. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders.

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

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A material portion of our operating expenses is incurred outside the United States and can be denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the NIS. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. The effect of a hypothetical 10% adverse change in foreign exchange rates on monetary assets and liabilities at December 31, 2022 can be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based on a material weakness identified in the Company’s internal control over financial reporting as described below as of December 31, 2022, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2022, due to ineffective controls over period end financial reporting, which is considered as a “material weakness”.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021, as of December 31, 2021, our internal control over financial reporting was ineffective due to the following material weaknesses: (i) inadequate segregation of duties consistent with control objectives; and (ii) ineffective controls over period-end financial reporting. In response to these material weaknesses, we implemented a remediation plan.

As part of such remediation plan, during the year ended December 31, 2022, we recruited additional personnel with a requisite level of qualification and experience, including accounting and finance employees with the specific technical accounting and financial reporting experience necessary for a public company, including a corporate controller and a controller. We have recruited these personnel after considering the appropriateness of each individual’s experience and believe that these personnel are qualified to serve in their current respective roles. In addition, we implemented additional control activities related to the period-end financial reporting process, such as assigning clear roles and responsibilities for accounting and financial reporting staff, enhancing internal controls related to accounting and financial reporting and hiring a qualified consultant to assess compliance of the Company’s financial reporting processes, as well as the design and implementation of effective internal control over period end financial reporting and in order to create adequate segregation of duties.

Based on the actions taken, we concluded that the material weakness related to inadequate segregation of duties previously identified was remediated as of December 31, 2022. However, as it relates to the Company's other material weakness, ineffective controls over period end financial reporting, we believe the remediation actions described above improved our internal control over financial reporting, but we still require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, and therefore concluded that as of December 31, 2022, our internal control over financial reporting was not effective.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, we have implemented measures to remediate identified material weaknesses, as described above. Other than such measures, there were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each member of our audit committee is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq Stock Market rules.

ITEM 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to our directors, executive officers and employees. Our Code of Business Ethics is posted on our website at https://www.alarum.io. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2022 and 2021.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021

Audit fees(1)	$157,750	$125,000
Audit-related fees	-	-
Tax fees(2)	5,000	5,000
All other fees	-	-

Total	$162,750	$130,000

(1)	This category includes services such as consents and assistance with and review of documents filed with the SEC as well as fees related to our registration statements and public offering.
(2)	Includes professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

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

ITEM 19. EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of Alarum Technologies Ltd. (filed as Exhibit 99.2 to Form 6-K (File No. 001-38610) filed on January 12, 2023, and incorporated herein by reference).

2.1	Form of Amended and Restated Deposit Agreement (filed as Exhibit 1 to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-218251) filed on July 31, 2018, and incorporated herein by reference).

2.2	Description of Securities (filed herewith).

4.1	Form of Indemnification Agreement (filed as Exhibit 99.1.B to Form 6-K (File No. 001-38610) filed on August 21, 2019, and incorporated herein by reference).

4.2	The Alarum Technologies Ltd. Amended and Restated Global Incentive Plan, as amended (filed as Exhibit 99.1 to Form 6-K (File No. 001-38610) filed on September 23, 2022, and incorporated herein by reference).

4.2.1	U.S. Sub-Plan to the Alarum Technologies Ltd. Amended and Restated Global Incentive Plan (filed as Exhibit 99.2 to Form 6-K (File No. 001-38610) filed on September 23, 2023, and incorporated herein by reference).

4.3	The Alarum Technologies Ltd. Amended and Restated Compensation Policy (filed as Exhibit 99.1 to Form 6-K, File No. 001-38610, filed on September 15, 2020), and incorporated herein by reference).

4.4	Series A Warrant to Purchase Ordinary Shares of Safe-T Group Ltd. (filed as Exhibit 4.1 to Form 6-K (File No. 001-38610) filed on August 10, 2022, and incorporated herein by reference.

4.5	Series B Warrant to Purchase Ordinary Shares of Safe-T Group Ltd. (filed as Exhibit 4.2 to Form 6-K (File No. 001-38610) filed on August 10, 2022, and incorporated herein by reference).

4.6	Amended and Restated Series C Warrant to Purchase Ordinary Shares of Safe-T Group Ltd. (filed as Exhibit 4.1 to Form 6-K (File No. 001-38610) filed on October 28, 2022, and incorporated herein by reference).

4.7	Amended and Restated Series D Warrant to Purchase Ordinary Shares of Safe-T Group Ltd. (filed as Exhibit 4.2 to Form 6-K (File No. 001-38610) filed on October 28, 2022, and incorporated herein by reference).

4.8	Agreement dated August 8, 2022, by and between Safe-T Group Ltd. and O.R.B. Spring Ltd. (filed as Exhibit 10.1 to Form 6-K (File No. 001-38610) filed on August 10, 2022, and incorporated herein by reference).

4.9	Credit Facility dated May 25, 2022, by and between CyberKick Ltd. and Bank Mizrahi-Tefahot Ltd. (filed as Exhibit 10.1 to Form 6-K (File No. 001-38610) filed on May 26, 2022, and incorporated herein by reference).

4.10	ATM Sales Agreement dated November 25, 2022, by and between Safe-T Group Ltd. and ThinkEquity LLC (filed as Exhibit 10.1 to Form 6-K (File No. 001-38610) filed on November 25, 2022, and incorporated herein by reference).

4.6	Registration Rights Agreement dated August 30, 2019, by and among Alarum Technologies Ltd. and the Purchasers (filed as Exhibit 99.4 to Form 6-K (File No. 001-38610) filed on August 30, 2019, and incorporated herein by reference).

4.7	Registration Rights Agreement dated October 31, 2019, by and among Alarum Technologies Ltd. and the Purchasers (filed as Exhibit 99.3 to Form 6-K (File No. 001-38610) filed on November 12, 2019, and incorporated herein by reference).

4.8	Registration Rights Agreement dated December 23, 2019, by and among Alarum Technologies Ltd. and the Purchasers (filed as Exhibit 10.2 to Form 6-K (File No. 001-38610) filed on December 30, 2019, and incorporated herein by reference).

4.9	Share Purchase Agreement dated July 1, 2021, by and among Alarum Technologies Ltd., CyberKick Ltd., Mr. Roni Lev and Mr. Yotam Benattia (filed as Exhibit 99.6 to Form 6-K (File No. 001-38610) filed on November 16, 2021, and incorporated herein by reference).*

8.1	List of Subsidiaries (filed herewith).

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350 (furnished herewith).

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350 (furnished herewith).

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, with respect to the financial statements of Safe-T Group Ltd (filed herewith).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in iXBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline iXBRL document).

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type that Alarum Technologies Ltd. treats as private or confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

ALARUM TECHNOLOGIES LTD.

By:	/s/ Shachar Daniel
Shachar Daniel
Chief Executive Officer

Date: March 31, 2023

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alarum Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alarum Technologies Ltd. (formerly known as Safe-T Group Ltd.) and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
March 31, 2023

We have served as the Company’s auditor since 2013.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2022	2021
	Note	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5	3,290	3,828
Accounts receivable:
Trade, net	6	1,790	1,496
Other		760	713
Short-term restricted deposits	11	560	-
Short-term investments	4	-	5,887
		6,400	11,924
NON-CURRENT ASSETS:
Long-term restricted deposits		127	84
Long-term deposit		21	65
Other non-current assets	12	228	-
Property and equipment, net	7	92	119
Right of use assets	14	190	451
Intangible assets, net	8	4,884	7,013
Goodwill	8	10,429	10,998
		15,971	18,730
TOTAL ASSETS		22,371	30,654

Liabilities and equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade		2,167	1,219
Other	10	2,350	2,839
Short-term bank loans	11	1,606	-
Current maturities of long-term loans	12	617	-
Contract liabilities		1,170	514
Derivative financial instruments		26	488
Short-term lease liabilities	14	204	365
		8,140	5,425
NON-CURRENT LIABILITIES:
Long-term contract liabilities		-	18
Long-term lease liabilities	14	13	197
Long-term loans	12	606	-
Deferred tax liabilities	9(d)	301	645
Liability in respect of the Israeli Innovation Authority		-	182
		920	1,042
TOTAL LIABILITIES		9,060	6,467
COMMITMENTS AND CONTINGENT LIABILITIES	13
EQUITY:	17
Ordinary shares		-	-
Share premium		95,077	91,112
Other equity reserves		15,042	16,732
Accumulated deficit		(96,808)	(83,657)
TOTAL EQUITY		13,311	24,187
TOTAL EQUITY AND LIABILITIES		22,371	30,654

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
		2022	2021	2020
	Note	U.S. dollars in thousands (except share and per share data)

REVENUES	19a	18,779	10,281	4,886
COST OF REVENUES	19b	8,652	5,145	2,499
GROSS PROFIT		10,127	5,136	2,387

OPERATING EXPENSES:
Research and development expenses	20	4,033	4,771	2,202
Selling and marketing expenses	21	12,187	8,348	4,215
General and administrative expenses	22	6,762	7,013	4,197
Impairment of goodwill		569	700	2,759
Contingent consideration measurement	13	-	(684)	345
TOTAL OPERATING EXPENSES		23,551	20,148	13,718

OPERATING LOSS		(13,424)	(15,012)	(11,331)

FINANCIAL EXPENSE		(531)	(121)	(308)
FINANCIAL INCOME		477	1,063	3,548
FINANCIAL INCOME (EXPENSE), net	23	(54)	942	3,240

LOSS BEFORE TAXES ON INCOME		(13,478)	(14,070)	(8,091)
TAX BENEFIT	9	327	945	246
NET LOSS FOR THE YEAR		(13,151)	(13,125)	(7,845)

BASIC LOSS PER SHARE (IN DOLLARS)	24	(0.42)	(0.48)	(0.71)
DILUTED LOSS PER SHARE (IN DOLLARS)	24	(0.42)	(0.48)	(0.84)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED TO COMPUTE (IN THOUSANDS):

BASIC	24	31,594	27,106	11,074
DILUTED	24	31,594	27,106	12,985

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares
	Number of shares	Amount	Share premium	Other equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands (except number of share and per share data)

BALANCE AT JANUARY 1, 2020	1,409,788	-	52,394	13,070	(62,687)	2,777
CHANGES IN THE YEAR 2020:
Exercise of options	6,282	-	8	(8)	-	-
Exercise of warrants and pre-funded warrants	11,243,212	-	10,506	(6,835)	-	3,671
Expiry of options	-	-	9	(9)	-	-
Share-based payments	-	-	-	742	-	742
Conversion of convertible debentures	1,109,708	-	3,414	-	-	3,414
Public offerings, net of issuance costs of $1,563 thousand	4,383,600	-	5,161	8,296	-	13,457
Net loss for the year	-	-	-	-	(7,845)	(7,845)
BALANCE AT JANUARY 1, 2021	18,152,590	-	71,492	15,256	(70,532)	16,216
CHANGES IN THE YEAR 2021:
Exercise of options	69,804	-	105	(105)	-	-
Exercise of warrants	3,090,900	-	4,881	(1,172)	-	3,709
Expiry of options	-	-	84	(84)	-	-
Share-based payments	-	-	-	2,345	-	2,345
Issuance of shares in a business combination	4,062,045	-	5,808	-	-	5,808
Direct registered offerings, net of issuance costs of $527 thousand	4,615,000	-	8,731	492	-	9,223
Issuance of shares for service provider	10,000	-	11	-	-	11
Net loss for the year	-	-	-	-	(13,125)	(13,125)
BALANCE AT JANUARY 1, 2022	30,000,339	-	91,112	16,732	(83,657)	24,187
CHANGES IN THE YEAR 2022:
Exercise of options	46,561	-	64	(64)	-	-
Exercise of pre-funded warrants	260,000	-	492	(492)	-	-
Expiry of options	-	-	2,255	(2,255)	-	-
Share-based payments	-	-	-	2,171	-	2,171
Issuance of shares for service provider	140,135	-	104	-	-	104
Issuance of shares related to payment of earn-out consideration	2,181,009	-	1,050	(1,050)	-	-
Net loss for the year	-	-	-	-	(13,151)	(13,151)
BALANCE AT DECEMBER 31, 2022	32,628,044	-	95,077	15,042	(96,808)	13,311

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2022	2021	2020
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(13,151)	(13,125)	(7,845)
Adjustments required to reflect the cash flows from operating activities:
Effect of exchange rate differences on cash and cash equivalents and restricted deposits balances	139	(80)	227
Depreciation and amortization	2,043	1,785	1,363
Israeli Innovation Authority liability	(182)	-	-
Impairment of goodwill and intangible assets	1,022	700	2,759
Change in financial liabilities at fair value through profit or loss	(462)	(1,644)	(2,987)
Change in financial assets at fair value through profit or loss	199	(43)	-
Interest income related to financial assets at fair value through profit or loss	(16)	(37)	-
Share-based payments	1,679	2,356	742
Loss on disposal of property and equipment	-	2	-
Lease interest	11	102	85
Interest expenses related to long-term loan	172	-	-
Interest expenses related to short-term bank loans	39	-	-
Interest expenses related to convertible debentures	-	-	86
	4,644	3,141	2,275

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(294)	(851)	46
Decrease (increase) in other receivables	(3)	218	(315)
Increase in trade payables	948	944	25
Increase (decrease) in other payables	(489)	1,523	(165)
Decrease in deferred tax liabilities	(344)	(973)	(247)
Increase (decrease) in contract liabilities	638	17	(301)
	456	878	(957)
Net cash used in operating activities	(8,051)	(9,106)	(6,527)

CASH FLOWS FROM INVESTING ACTIVITIES:
Business combination, net of cash acquired	-	(3,700)	(1,070)
Purchase of short-term investments	(19)	(5,844)	-
Sale of short-term investments	5,707	-	-
Right-of-use assets	(6)	(9)	-
Investment in long-term deposit	-	(6)	(6)
Investment in short-term restricted deposits	(560)	-	-
Investment in long-term restricted deposits	(54)	-	-
Repayment of restricted deposits	-	-	28
Repayment of long-term restricted deposits	2	-	-
Interest income related to financial assets at fair value through profit or loss	16	37	-
Proceeds from sale of property and equipment	-	3	-
Purchase of intangible assets	-	(204)	(100)
Purchase of property and equipment	(49)	(73)	(41)
Net cash provided by (used in) investing activities	5,037	(9,796)	(1,189)

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2022	2021	2020
	U.S. dollars in thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from public and private offerings	-	9,750	15,020
Offering costs in connection with public and private offerings	-	(527)	(1,563)
Israeli Innovation Authority	-	-	(8)
Proceeds from exercise of options, warrants and pre-funded warrants	-	3,709	3,671
Short-term bank loans received	2,700	-	-
Repayment of short-term bank loans	(1,100)	-	(4)
Payment of contingent consideration	-	(915)	(1,600)
Long-term loans received	1,667	-	-
Long-term loans interest payments	(172)	-	-
Long-term loans principal payments	(75)	-	-
Interest expenses related to short-term bank loans	(33)	-	-
Repayment of convertible debentures	-	-	(680)
Lease interest payments	(11)	(102)	(85)
Lease principal payments	(373)	(275)	(126)
Net cash provided by financing activities	2,603	11,640	14,625

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(411)	(7,262)	6,909
EFFECT OF EXCHANGE RATE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(127)	73	(233)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,828	11,017	4,341
CASH AND CASH EQUIVALENTS AT END OF YEAR	3,290	3,828	11,017

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Conversion of convertible debenture into ordinary shares and warrants	-	-	4,778
Shares issued in a business combination	-	5,808	-
Contingent consideration assumed in a business combination	-	-	684
Acquisition of right-of-use assets	40	198	336

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Effective January 8, 2023, Safe-T Group Ltd. changed its name to Alarum Technologies Ltd. (collectively referred to with its wholly-owned subsidiaries as the “Company”). The Company is a global provider of internet access solutions to consumers and enterprises.

b.	The Company’s ordinary shares are listed on the Tel Aviv Stock Exchange (“TASE”) and as of August 17, 2018, the Company’s American Depositary Shares (“ADSs”) are listed on the Nasdaq Capital Market.

c.	On October 18, 2022, the Company’s board of directors approved the change of the ratio between the ordinary share of the Company and the ADS, from 1:1 to 10:1, such that each ADS will be equal to 10 ordinary shares (the “Ratio Change”). The Ratio Change became effective on November 8, 2022. This operation does not affect the Company’s ordinary share capital. All descriptions of the Company’s ADS’s in these consolidated financial statements, including ADS’s amounts and per ADS amounts, are presented after giving effect to the Ratio Change.

d.

The Company has suffered recurring losses from operations, has an accumulated deficit as of December 31, 2022, as well as cash outflows from operating activities in recent years. The Company expects to continue incurring losses and negative cash flows from operations until its products reach commercial profitability. The Company monitors its cash flow projections on a current basis and takes active measures to obtain the funding it requires to continue its operations. These cash flow projections are subject to various risks and uncertainties concerning their fulfilment. These factors and the risk inherent in the Company’s operations may cast significant doubt on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

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

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - INTERESTS IN OTHER ENTITIES:

Set forth below are details regarding the Company’s subsidiaries as of December 31, 2022:

Name of company	In this report	Principal place of business	Nature of business activities	Percentage held directly by the Company	Rate of shares held by the Company
Safe-T Data A.R Ltd.	Safe-T	Israel	Enterprise cybersecurity	100%	100%
NetNut Ltd.	NetNut	Israel	Enterprise internet access (5)	100%	100%
NetNut Networks Inc. (1)	NetNut Inc.	USA	Enterprise internet access (5)	-	100%
NetNut Networks LLC (2)	NNNW	USA	Enterprise internet access (5)	-	100%
CyberKick Ltd.	CyberKick	Israel	Consumer internet access (6)	100%	100%
Spell Me Ltd.	Spell Me	Seychelles	Consumer internet access (6)	-	100%
iShield Inc.	iShield	USA	Consumer internet access (6)	-	100%
RoboVPN Inc. (3)	RoboVPN	USA	Consumer internet access (6)	-	100%
RoboVPN Technologies Ltd. (4)	Robo VPN Tech	Cyprus	Consumer internet access (6)	-	100%

(1)	Formerly Safe-T USA Inc. Merged on January 9, 2023 with NNNW
(2)	Formerly known as Chi Cooked LLC. Merged on January 9, 2023 with NetNut Inc.
(3)	Incorporated on February 16, 2022
(4)	Incorporated on July 1, 2022
(5)	Formerly known as enterprise privacy
(6)	Formerly known as consumer cybersecurity and privacy

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation of financial statements

The consolidated financial statements as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, are in compliance with International Financial Reporting Standards (“IFRS”), and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board. In connection with the presentation of these consolidated financial statements, the following should be noted:

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

Operating segments are reported in a manner consistent with the internal reporting, which are provided to the chief operating decision maker. The chief operating decision maker is the Company’s Chief Executive Officer, who is responsible for allocating resources and assessing the performance of the operating segments. As of December 31, 2022, the Company has three reportable segments. For further details, see Note 26.

d.	Translation of foreign currency balances and transactions

1)

Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “Functional Currency”). The consolidated financial statements of the Company are presented in U.S. dollars, which is the Company’s and the Company’s subsidiaries Functional Currency.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

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

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, or in case of leasehold improvements, over the shorter of the related lease period or the life of the asset. Depreciation is computed primarily over the following periods:

Useful Life in Years
Computers and software	1.5-3
Office furniture and equipment	3-13

h.

Goodwill

Goodwill arising from a business combination represents the excess of the overall amount of the consideration transferred, the amount of any non-controlling interests in the acquired company over the net amount as of acquisition date of the identifiable assets acquired and the liabilities assumed. Impairment reviews of the cash-generating-unit (“CGU”) to which goodwill was allocated are undertaken annually and whenever there is any indication of impairment of a CGU. The carrying amount of the Company’s assets, including goodwill, is compared to its recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the Company’s assets at the following order: first to reduce the carrying amount of any goodwill allocated to a CGU and subsequently to the remaining assets of the Company, which fall within the scope of the International Accounting Standard (“IAS”) 36, “Impairment of Assets”, on a proportionate basis based on the carrying amount of each Company asset. Any goodwill impairment loss is recognized immediately in profit or loss and is not subsequently reversed. For the years ended December 31, 2022, 2021 and 2020, the Company recorded goodwill impairment loss of $569 thousand, $700 thousand and $2,759 thousand, respectively. For further details, see Note 8.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Intangible assets

1)

Research and development

Through December 31, 2022 and 2021, the Company has not met the criteria for capitalizing development expenses as intangible assets, and accordingly, no asset has so far been recognized in the consolidated financial statements in respect of capitalized development expenses. Consequently, the research and development expenses of the Company are fully recognized as incurred.

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

Impairment of non-monetary assets other than goodwill

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less selling costs and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels of identifiable cash flows (CGUs). The Company constitutes four CGUs. Non-monetary assets, other than goodwill, that were impaired are reviewed annually for possible reversal of the impairment recognized at each statement of financial position date. For the year ended December 31, 2022, the Company recorded a total impairment loss of $453 thousand, see Note 8. For the years ended December 31, 2021 and 2020, no impairment loss was recorded.

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

1)

Classification as current or non-current

Financial assets at amortized cost are assets held within a business model whose objective is to hold assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are included in current assets, except for those with maturities greater than 12 months after the statement of financial position date (for which they are classified as non-current assets).

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

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

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)

Financial liabilities at amortized cost

Financial liabilities at amortized cost are initially recognized at their fair value minus transaction costs that are directly attributable to the issue of the financial liability and are subsequently measured at amortized cost. See Note 3 and Note 4 for further information.

3)

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

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

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

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

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

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

v.	Revenue recognition

The Company accounts for revenue in accordance with IFRS 15. The Company applies the practical expedient for incremental costs of obtaining contracts when the associated revenues are recognized over less than one year. The Company derives its revenues mainly from the following sources:

Software as a Service

The Company generates revenues from the sale of subscriptions to customers who access its Software as a Service platforms. Subscription revenue is recognized ratably over the contract terms (generally up to 12 months) and is considered a single performance obligation.

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

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

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

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

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

New International Financial Reporting Standards and amendments to existing standards

New standards and amendments adopted

In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in International Accounting Standard 7. The Company applied the agenda decision in the second quarter of 2022 retrospectively, with no impact on its consolidated statement of cash flows or the consolidated statement of financial position.

New standards and amendments not yet adopted

Classification of Liabilities as Current or Non-current, Amendment to IAS 1. In October 2022, further amendment to IAS 1 were issued, which clarified that covenants of loan arrangements which an entity must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. However, those covenants that an entity is required to comply with on or before the reporting date would affect classification as current or non-current, even if the covenant is only assessed after the entity’s reporting date. The 2022 amendment introduce additional disclosure requirements when an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to covenants which an entity is required to comply with within twelve months of the reporting date. The amendment is effective for annual periods beginning on or after January 1, 2024. The amendment is not expected to have a material effect on the consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction, Amendments to IAS 12. The amendment require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences. The amendment is effective for annual periods beginning on or after January 1, 2023. The amendment is not expected to have a material effect on the consolidated financial statements.

Definition of Accounting Estimates, Amendments to IAS 8. The amendment clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current period. The amendment is effective for annual periods beginning on or after January 1, 2023. The amendment is not expected to have a material effect on the consolidated financial statements.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

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

1)

Credit risks

Credit risk arises mainly from cash and cash equivalents, bank deposits, and trade receivables.

The Company estimates that since the liquid instruments are mainly invested with highly rated institutions, the credit and interest risks associated with these balances are low.

Credit risk of trade receivables is the risk that customers may fail to pay their debts. The Company mitigates the risk by ensuring its customer has sufficient funds to meet its needs and by selling to customers of high credit quality. No credit limits were exceeded in 2022 and 2021 and management does not expect any losses from non-performance by these counterparties beyond those that have already been recognized.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

2)

Market risks

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

Interest rate risk

The Company’s main interest rate risk arises from short-term loans with interest on the outstanding loan computed as the 3-month USD TERM SOFR rate (hereinafter – the “SOFR”), plus 5.5% fixed rate. On December 31, 2022 the annual rate of the SOFR was 4.59%, resulting on total interest rate of 10.09%. The Company regularly monitors the SOFR, as well as the SOFR forward curve. Based on that, the Company estimates that the risk associated with higher interest expenses balances is low.

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

	Less than one year	Between one to two years	More than two years
	U.S. dollars in thousands

December 31, 2022:
Lease liabilities	204	13	-
Short-term bank loans	1,606	-	-
Long-term loans	617	540	66
Accounts payable and accruals	4,517	-	-
	6,944	553	66
December 31, 2021:
Lease liabilities	365	197	-
IIA liability	-	182	-
Accounts payable and accruals	4,058	-	-
	4,423	379	-

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

b.	Fair value estimation Below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

Level 1 financial instruments

As of December 31, 2022, the Company has no financial assets measured at level 1. As of December 31, 2021, the Company has equity marketable securities measured at fair value through profit or loss, which met the level 1 criteria. As of December 31, 2021, equity marketable securities totaled to $749 thousand and are presented under “short-term investments” in the condensed consolidated statements of financial position.

As of December 31, 2022 and 2021, the Company has no financial liabilities measured at level 1.

Level 2 financial instruments

As of December 31, 2022, the Company has no financial assets measured at level 2. As of December 31, 2021, the Company has debt marketable securities measured at fair value through profit or loss, which met the level 2 criteria. As of December 31, 2021, debt marketable securities totaled to $5,138 thousand and are presented under “short-term investments” in the condensed consolidated statements of financial position.

As of December 31, 2022 and 2021, the Company has no financial liabilities measured at level 2.

Level 3 financial instruments

As of December 31, 2022 and 2021, the Company has no financial assets measured at level 3.

As of December 31, 2022 and 2021, the Company has several financial liabilities measured at fair value through profit or loss, which met the level 3 criteria (see section d below).

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

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

Financial assets at fair value through profit or loss include the following:

	December 31
	2022	2021
	U.S. dollars in thousands

Stocks	-	291
Global debentures	-	1,135
U.S. corporate debentures	-	1,624
U.S. government debentures	-	2,837
	-	5,887

Amounts recognized in profit or loss are as follows:

	Year ended December 31
	2022	2021
	U.S. dollars in thousands

Stocks investment profit (loss)	(16)	61
Debentures investment profit (loss)	(167)	19
	(183)	80

d.

Fair value measurements based on unobservable data (level 3)

The following table presents the changes in level 3 financial instruments for each of the three years in the period ended December 31, 2022:

	Derivative financial instruments	Total

Balance as of January 1, 2022	488	488
Recognition of day 1 loss within profit or loss	328	328
Changes in fair value recognized within profit or loss	(790)	(790)
Balance as of December 31, 2022	26	26

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

	Contingent consideration	Derivative financial instruments	Total

Balance as of January 1, 2021	1,599	1,448	3,047
Payment of contingent consideration	(915)	-	(915)
Recognition of day 1 loss within profit or loss	-	328	328
Changes in fair value recognized within profit or loss	(684)	(1,288)	(1,972)
Balance as of December 31, 2021	-	488	488

	Contingent consideration	Convertible debentures	Derivative financial instruments	Total
	U.S. dollars in thousands

Balance as of January 1, 2020	2,170	7,151	1,637	10,958
Initial recognition of financial liability	684	-	1,450	2,134
Conversion to equity or financial liability	-	(4,778)	-	(4,778)
Repayment of convertible debentures	-	(680)	-	(680)
Payment of contingent consideration	(1,600)	-	-	(1,600)
Recognition of day 1 loss within profit or loss	-	-	329	329
Changes in fair value recognized within profit or loss	345	(1,693)	(1,968)	(3,316)
Balance as of December 31, 2020	1,599	-	1,448	3,047

e.	Financial instruments

Financial assets at amortized cost
U.S. dollars in thousands

December 31, 2022
Assets:
Cash and cash equivalents	3,290
Accounts receivable (excluding prepaid expenses)	2,236
Short-term restricted deposits	560
Long-term restricted deposits	127
Long-term deposits	21
6,234

December 31, 2021
Assets:
Cash and cash equivalents	3,828
Accounts receivable (excluding prepaid expenses)	1,848
Long-term restricted deposits	84
Long-term deposit	65
5,825

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands

December 31, 2022
Liabilities:
Lease liabilities	-	217	217
Accounts payable and accruals	-	4,517	4,517
Short-term bank loans	-	1,606	1,606
Long-term loans	-	1,223	1,223
Derivative financial instruments	26	-	26
	26	7,563	7,589
December 31, 2021
Liabilities:
Lease liabilities	-	562	562
Accounts payable and accruals	-	4,058	4,058
IIA liability	-	182	182
Derivative financial instruments	488	-	488
	488	4,802	5,290

Assets and liabilities, which are not measured on a recurring basis at fair value, are presented at their carrying amount, which approximates their fair value.

f.	Valuation processes of the Company

Set forth below are details regarding the valuation processes of the Company through the years ended 2022 and 2021 (for each initial recognition, financial position date and upon conversion or exercise of such instruments):

1)	Derivative financial instruments - the Company used the binomial share price model, using the following principal assumptions:

	Year ended December 31,
	2022	2021
Risk-free interest rate	4.39%	0.83%
Expected term (in years)	1.43	2.43
Expected volatility	69.28%	104.07%

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The Company also used the Black-Scholes model, using the following principal assumptions:

Year ended December 31,
	2022	2021
Risk-free interest rate	4.11%- 4.73%	0.95% - 1.15%
Expected term (in years)	0.92- 3.39	2.86 - 3.75
Expected volatility	69.93%- 98.87%	99.93% - 101.72%

NOTE 5 - CASH AND CASH EQUIVALENTS:

As of December 31, 2022 the balance of cash and cash equivalents was comprised of cash at banks and short-term bank deposits up to 3 months. As of December 31, 2021 the balance of cash and cash equivalents was comprised of cash at banks.

NOTE 6 - ACCOUNTS RECEIVABLE - TRADE, net:

As of December 31, 2022 and 2021, the balance of accounts receivable - trade was comprised of open accounts.

As of December 31, 2022, the Company has $8 thousand of provision for expected credit losses. As of December 31, 2021, the Company has no provision for expected credit losses, and has no customers that exceed their customary credit terms.

For the years ended December 31, 2022, 2021 and 2020, the Company recorded a debt write-off of $24 thousand, $48 thousand and $62 thousand, respectively.

NOTE 7 - PROPERTY AND EQUIPMENT, NET:

	December 31
	2022	2021	2020
	U.S. dollar in thousands
Cost:
Computers and software	335	461	407
Office furniture and equipment	168	162	148
Leasehold improvements	55	56	56
	558	679	611
Less – accumulated depreciation	(466)	(560)	(467)
Property and equipment, net	92	119	144

Depreciation expenses for the years ended December 31, 2022, 2021 and 2020, were $76 thousand, $98 thousand and $164 thousand, respectively.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - INTANGIBLE ASSETS:

a.	Composition

	Cost				Accumulated amortization
	Balance at	Additions	Impairment	Balance	Balance at	Additions	Impairment	Balance
	beginning	during	during	at end	beginning	during	during	at end	Amortized
	of year	the year	the year	of year	of year	the year	the year	of year	balance
	U.S. dollar in thousands
2022
Technology	6,055	-	-	6,055	2,665	1,145	90	3,900	2,155
Customer relations	4,002	-	-	4,002	379	531	363	1,273	2,729
Goodwill	10,998	-	(569)	10,429	-	-	-	-	10,429
	21,055	-	(569)	20,486	3,044	1,676	453	5,173	15,313
2021
Technology	5,059	996	-	6,055	1,575	1,090	-	2,665	3,390
Customer relations	774	3,228	-	4,002	57	322	-	379	3,623
Goodwill	5,387	6,311	(700)	10,998	-	-	-	-	10,998
	11,220	10,535	(700)	21,055	1,632	1,412	-	3,044	18,011
2020
Technology	4,959	100	-	5,059	592	983	-	1,575	3,484
Customer relations	259	515	-	774	19	38	-	57	717
Goodwill	6,877	1,269	(2,759)	5,387	-	-	-	-	5,387
	12,095	1,884	(2,759)	11,220	611	1,021	-	1,632	9,588

Amortization expenses for the years ended December 31, 2022, 2021 and 2020 were $1,676 thousand, $1,412 thousand and $1,021 thousand, respectively.

Also, for the year ended December 31, 2022, the Company recorded a total impairment loss of $453 thousand, in which $363 thousand related to customer relations acquired from NNNW and $90 thousand related to technology acquired from CyKick.

b.

Testing of goodwill impairment

For the year ended December 31, 2022

NetNut CGU

The Company performed the annual goodwill impairment test as of December 31, 2022 for its NetNut CGU and determined that no adjustment to the carrying value of goodwill was necessary. The quantitative assessment for goodwill impairment included a review of the forecasted operating results. The recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a seven-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the seven-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of this business. The key assumptions used as part purpose of the goodwill impairment test are terminal growth rate of 3%, after-tax discount rate of 25.0% and pre-tax discount rate of 27.6%. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $138 thousand and $475 thousand, respectively, and would not result in an impairment. As of December 31, 2022, the balance of goodwill related to the NetNut CGU amounted to $4,118 thousand.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - INTANGIBLE ASSETS (continued):

CyberKick CGU

The Company performed the annual goodwill impairment test as of December 31, 2022 for its CyberKick CGU and determined that no adjustment to the carrying value of goodwill was necessary. The quantitative assessment for goodwill impairment included a review of the forecasted operating results. The recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a seven-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the seven-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of this business. The key assumptions used as part purpose of the goodwill impairment test are terminal growth rate of 3%, after-tax discount rate of 25.0% and pre-tax discount rate of 27.5%. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $627 thousand and $946 thousand, respectively, and would not result in an impairment. As of December 31, 2022, the balance of goodwill related to the CyberKick CGU amounted to $6,311 thousand.

NNNW CGU

The Company performed a goodwill impairment test as of June 30, 2022 for its NNNW CGU and as a result recorded an impairment loss of $569 thousand. The indicators for the quantitative assessment for goodwill impairment included a decrease in forecasted operating results. For the purpose of the goodwill impairment test, the recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a 5-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the 5-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of this business. As a result of the goodwill impairment test, the Company recorded an impairment loss of $569 thousand related to the NNNW CGU. The key assumptions used as part of the goodwill impairment test are terminal growth rate of 4%, after-tax discount rate of 22.5% and pre-tax discount rate of 27.4%. As of December 31, 2022, the entire amount of goodwill related to the NNNW CGU was impaired.

For the year ended December 31, 2021

NetNut CGU

The Company performed the annual goodwill impairment test as of December 31, 2021 for its NetNut CGU and determined that no adjustment to the carrying value of goodwill was necessary. The quantitative assessment for goodwill impairment included a review of the forecasted operating results, including potential substantial short-term legal affairs. The recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a seven-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the seven-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of this business. The key assumptions used as part purpose of the goodwill impairment test are terminal growth rate of 2%, after-tax discount rate of 21.5% and pre-tax discount rate of 22.7%. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $331 thousand and $733 thousand, respectively, and would not result in an impairment. As of December 31, 2021, the balance of goodwill related to the NetNut CGU amounted to $4,118 thousand.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - INTANGIBLE ASSETS (continued):

CyberKick CGU

The Company performed the annual goodwill impairment test as of December 31, 2021 for its CyberKick CGU and determined that no adjustment to the carrying value of goodwill was necessary. The quantitative assessment for goodwill impairment included a review of the forecasted operating results. The recoverable amount was assessed by management based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a seven-year forecasted period alongside with a terminal value beyond such forecast period. Cash flows beyond the seven-year period to be generated from continuing use are extrapolated using estimated growth rate. The growth rate represents the long-term average growth prospects of this business. The key assumptions used as part purpose of the goodwill impairment test are terminal growth rate of 3%, after-tax discount rate of 19.7% and pre-tax discount rate of 21.1%. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by approximately $398 thousand and $943 thousand, respectively, and would not result in an impairment. As of December 31, 2021, the balance of goodwill related to the CyberKick CGU amounted to $6,311 thousand.

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

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME:

a.

Corporate taxation

The taxable income of the Company, Safe-T and CyberKick is subject to the Israeli regular corporate tax rate which is 23%. The taxable income of NetNut, based on management opinion, meets the criteria of a Preferred Technological Enterprise under the Law for the Encouragement of Capital Investments and accordingly, eligible for a reduced tax rate of 12%. Taxable income other than taxable income from the Preferred Technological Enterprise regime is subject to the Israeli regular corporate tax rate.

NetNut Inc., iShield Inc and RoboVPN are taxed at a regular U.S. federal tax rate of 21% for the tax years 2022, 2021 and 2020. NetNut Inc. and NNNW file a consolidated tax return, with NNNW’s taxation period starting from its acquisition date by NetNut Inc.

Spell Me Ltd. has a 0% business tax rate based on Seychelles tax regime, as long as its profits derived outside of Seychelles.

b.

Tax assessments

Tax assessments filed by the Company and Safe-T through 2017 are considered final. The tax assessment filed by NetNut Inc. by 2018 is considered final. NetNut, NNNW, CyberKick, iShield, Robo VPN, RoboVPN Tech and Spell Me have not received tax assessments since their incorporation.

c.

Carryforward tax losses

Carryforward tax losses in Israel of the Company amounted to approximately $14.7 million and $7.4 million as of December 31, 2022 and 2021, respectively.

Carryforward tax losses in Israel of Safe-T amounted to approximately $34.6 million and $44 million as of December 31, 2022 and 2021, respectively.

Carryforward tax losses in Israel of NetNut amounted to approximately$6.4 million and $4.8 million as of December 31, 2022 and 2021, respectively.

Carryforward tax losses in Israel of CyberKick amounted to approximately$3.1 million and $1.1 million as of December 31, 2022 and 2021, respectively.

Carryforward tax losses in Israel has no expiration date.

Carryforward tax losses for NNNW, iShield, Robo VPN, RoboVPN Tech and Spell Me as of December 31, 2022 and 2021, are immaterial.

Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - TAXES ON INCOME (continued):

d.	Deferred taxes

	Property and equipment, net	Intangible assets, net	Carryforward tax losses	Total
	U.S. dollar in thousands

Balance as of January 1, 2022	-	(1,067)	422	(645)
Changes during the year:
Tax benefit	-	215	129	344
Balance as of December 31, 2022	-	(852)	551	(301)

Balance as of January 1, 2021	(10)	(783)	-	(793)
Changes during the year:
Initial recognition due to business combination	-	(825)	-	(825)
Tax benefit	10	541	422	973
Balance as of December 31, 2021	-	(1,067)	422	(645)

Balance as of January 1, 2020	(33)	(1,007)	-	(1,040)
Changes during the year:
Tax benefit	23	224	-	247
Balance as of December 31, 2020	(10)	(783)	-	(793)

e.

Theoretical tax reconciliation

Following is a reconciliation of the theoretical taxes on income, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see section a above) and the actual tax expense:

	Year ended December 31
	2022		2021		2020
	%	U.S. dollars in thousands	%	U.S. dollars in thousands	%	U.S. dollars in thousands

Loss before taxes on income, as reported in the statement of profit or loss	23	13,478	23	14,070	23	8,091
Theoretical tax benefit		(3,100)		(3,236)		(1,861)
Increase in taxes resulting from permanent differences - non-deductible expenses		282		311		86
Increase in taxes resulting from losses in the reported year for which deferred taxes were not recognized		2,491		1,980		1,529
Tax benefit		(327)		(945)		(246)

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - ACCOUNTS PAYABLE AND ACCRUALS:

a.	Accounts payable - other

	December 31
	2022	2021
	U.S. dollars in thousands

Accrued expenses	1,058	1,469
Employees and related institutions	1,292	1,345
Government institutions	-	25
	2,350	2,839

b.	The carrying amount of accounts payable, which are financial liabilities, is a reasonable approximation of their fair value since the effect of discounting is immaterial.

NOTE 11 - CREDIT LINE AND SHORT-TERM BANK LOANS:

On May 25, 2022, CyberKick entered into a revolving line of credit agreement with United Mizrahi-Tefahot Bank Ltd. in an amount of up to $2 million for a period of 12 months, at an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 5.5% per annum, to be paid quarterly for the actual withdrawn balance. The line of credit is limited at a 3X multiple on the most updated monthly revenues of CyberKick, is secured against all of the assets of CyberKick, is guaranteed by the Company and includes a refundable deposit by the Company of $500 thousand.

The line of credit is consummated by revolving 3-month loans. As of December 31, 2022, the balance of all revolving 3-month loans was $1.6 million including accrued and unpaid interest of $6 thousand.

Interest expenses in regard to the line of credit were $39 thousand for the year ended December 31, 2022.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - STRATEGIC FUNDING:

General

On August 8, 2022, the Company signed a strategic funding agreement with O.R.B. Spring Ltd. (“O.R.B.”) of up to $4 million to support the further growth of its consumer privacy solutions and accelerate its customer acquisition program. Under the terms of the agreement, O.R.B. will provide the Company with a cash commitment of $2 million (Tranches 1-2) with an additional $2 million (Tranches 3-8) available subject to achievement of a certain financial milestone. The funding, made through a series of cash installments through July 2023, will be allocated specifically towards the Company’s customer acquisition program for its consumer privacy solution.

On October 27, 2022, the Company signed an amendment to the O.R.B agreement which provides for a cancellation of the milestone, as defined in the O.R.B agreement, as well as removed any discretion previously granted to O.R.B in connection with the additional $2 million funding. As a result, O.R.B. cash commitment increased to $4 million. Also, the parties agreed that Tranche 2 at the amount of $1 million which was planned to be funded in November 2022, will be divided to 3 sub-tranches of $333,333 each, to be funded equally in November 2022, December 2022 and January 2023.

The Company will repay the funding using a revenue share model that is based on sales generated only from customers of the new consumer privacy solution acquired with each funding installment. Each such funding installment shall be repaid within two years and if the repayments does not cover 100% of the installments, then the Company will cover the remaining amounts, in cash or shares, at its sole discretion. Once the investment amount has been repaid in full, the Company and O.R.B shall share the attributed revenue in equal parts (50:50) until the lapse of five years after the date on which each installment was received by the Company.

In consideration for the cash commitment, the Company granted 5,006,386 warrants that will be exercisable at prices reflecting premiums ranging from approximately 130% to 300% of share price at the time of the agreement, for periods of up to 3 years from the vesting dates of the warrants, as detailed below:

●	2,068,966 Series A Warrants with exercise price of $0.725 per share, of which, 1,034,483 (representing 50%) are fully vested, and the remaining 1,034,438 vested on December 1, 2022

●	344,828 Series B Warrants with exercise price of $1.45 per share, of which, 172,414 (representing 50%) are fully vested, and the remaining 172,414 vested on December 1, 2022

●	2,222,222 Series C Warrants with exercise price of $0.675 per share, of which, 1,111,111 (representing 50%) will vest on March 1, 2023, and the remaining 1,111,111 will vest on September 1, 2023

●	370,370 Series D Warrants with exercise price of $1.35 per share, of which, 185,185 (representing 50%) shall vest on March 1, 2023, and the remaining 185,185 will vest on September 1, 2023.

In case that the Company will not exercise the funding or a portion of it, with respect to Tranches 3-8, until September 1, 2023, then up to 50% of each of the Series C Warrants and Series D Warrants will be cancelled, pro rata, to the amounts of funding not withdrawn.

The Company shall have the right to require the exercise of all or any portion of the warrants if the closing price of the Company’s Ordinary Shares exceeds 150% of the respective exercise price of each series of warrants for three consecutive trading days.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - STRATEGIC FUNDING (continued):

Accounting treatment

The Company accounted for the above warrants, which represent the consideration for providing the cash commitment, in accordance with the provisions of IFRS 2 “Share-based payment”. As such, the fair value of the warrants was treated as transaction costs, and are allocated to each tranche.

Total transaction costs recognized by the Company totaled to $596 thousand, representing the fair value of Series A and B Warrants, and 50% of the fair value of Series C and D Warrants, due to the fact that up to 50% of each one of them are subject to cancellation in the case that the Company will not exercise the funding or a portion of it, with respect to Tranches 3-8.

These transaction costs were recorded under “other non-current assets” in the consolidated statements of financial position and are allocated to each tranche drawdown on a pro rata basis, while the remaining 50% of the fair value of Series C and D Warrants will be allocated to each tranche on a pro rata basis at the drawdown date.

The fair value of Series A and B Warrants, and the fair value of 50% of Series C and D Warrants, was determined using the binomial share price model using the following principal assumptions: risk-free interest rate 3.14%-4.30%, expected term (in years) 3.01-3.85, expected volatility 95.76%-99.96%.

The Company recognized a financial liability for each tranche upon drawdown, at the amount drawn less transaction costs attributable to that tranche. Upon initial recognition, the effective interest rate is calculated by estimating the future cash flows throughout the expected life of that tranche, taking into account the transaction costs allocated to that tranche. The weighted effective interest rate upon the initial recognition was approximately 34.92% per year.

During the year December 31, 2022, the Company withdrew an aggregate amount $1.67 million, and transaction costs of $369 thousand were allocated in parallel to such amounts. In addition, an amount of $247 thousand was repaid to O.R.B. based on the actual customers’ payments, according to the revenue share model. Interest expenses in regard to the O.R.B agreement were $172 thousand for the year ended December 31, 2022.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.

Royalties payable to the IIA

On July 2, 2018, Safe-T completed the purchase of the intellectual property of CyKick Ltd. (“CyKick”) As part of such purchase, Safe-T committed to take CyKick’s liability of $374 thousand to pay royalties to the IIA on proceeds from sales of products in the research and development of which the IIA participated by way of grants. Royalties are payable at the rate of 3% to 3.5% of the proceeds from such sales. For the year ended December 31, 2022, the Company paid no royalties.

On November 27, 2022, following the Company’s request, the IIA agreed to close the plan, waiving any commitments by the Company.

b.

Bright Data Action

On June 11, 2020, Bright Data Ltd. (formerly Luminati Networks Ltd.) (“Bright Data”) filed an action alleging infringement by NetNut, as well as claims of trade secret misappropriation. On December 10, 2021, the case was dismissed without prejudice as part of a settlement by the parties.

On June 18, 2021, Bright Data filed an action alleging infringement of two U.S. Patents by NetNut. Bright Data amended its complaint on October 11, 2021, to assert infringement of additional three US Patents, as well as a claim for alleged false advertising. On May 17, 2022, the case was dismissed with prejudice as part of a settlement by the parties.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 -  LEASES:

a.	Right-of-use assets

	Property	Motor vehicles	Total
	U.S. dollars in thousands
Cost:
Balance as of January 1, 2022	763	156	919
Additions	-	45	45
Disposals	-	(21)	(21)
Balance as of December 31, 2022	763	180	943

Accumulated amortization:
Balance as of January 1, 2022	(413)	(55)	(468)
Additions	(230)	(61)	(291)
Disposals	-	6	6
Balance as of December 31, 2022	(643)	(110)	(753)
	120	70	190

Cost:
Balance as of January 1, 2021	639	171	810
Additions	124	83	207
Disposals	-	(98)	(98)
Balance as of December 31, 2021	763	156	919

Accumulated amortization:
Balance as of January 1, 2021	(204)	(63)	(267)
Additions	(209)	(66)	(275)
Disposals	-	74	74
Balance as of December 31, 2021	(413)	(55)	(468)
	350	101	451

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 -  LEASES (continued):

b.	Lease liabilities

	Property	Motor vehicles	Total
	U.S. dollars in thousands

Balance as of January 1, 2022	459	103	562
Additions	-	40	40
Disposals	-	(12)	(12)
Interest expense	9	2	11
Payments	(315)	(69)	(384)
Balance as of December 31, 2022	153	64	217

Short-term lease liabilities	153	51	204
Long-term lease liabilities	-	13	13
Balance as of December 31, 2022	153	64	217

Balance as of January 1, 2021	534	129	663
Additions	124	74	198
Disposals	-	(30)	(30)
Interest expense	92	10	102
Payments	(291)	(80)	(371)
Balance as of December 31, 2021	459	103	562

Short-term lease liabilities	306	59	365
Long-term lease liabilities	153	44	197
Balance as of December 31, 2021	459	103	562

Expense relating to short-term leases for the years ended December 31, 2022, 2021 and 2020, amounted to $111 thousand, $58 thousand and $123 thousand, respectively.

NOTE 15 - RETIREMENT BENEFITS OBLIGATION:

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

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - RETIREMENT BENEFITS OBLIGATION (continued):

b.

Defined contribution plans

The Company’s severance pay liability to Israeli employees for which the said liability is covered under section 14 of the Severance Pay Law is covered by regular deposits with defined contribution plans. The amounts funded as above are not reflected in the consolidated statements of financial position.

The amounts recognized as expense in respect of defined contribution plans in 2022, 2021 and 2020, are $319 thousand, $276 thousand and $177 thousand, respectively.

NOTE 16 - SHARE BASED PAYMENT:

a.	The Company maintains a share-based payment plan for employees, directors and consultants (the “Plan”). According to the Plan, the options vest over a period of up to four years, and their term period is ten years. Nevertheless, the board of directors is qualified to resolve on different vesting terms. Below is a summary of the Company’s grants under the Plan during 2022, 2021 and 2020:

Date of grant	Options amount	Exercise price (in NIS)	Fair value at the date of grant (U.S. dollars in thousands) (2)	Volatility (3)	Risk free interest	Expected term (in years)

2022
March 13, 2022	84,000	2.48	59	93.01%	2.08%	10
May 30, 2022	323,000	0.00-2.14	125	92.55%	2.57%	10
August 31, 2022	228,000	1.79	63	91.14%	2.97%	10
November 28, 2022	1,673,060	1.27	295	91.09%	3.30%	10
December 19, 2022	1,020,000	1.51	116	90.78%	3.37%	10
December 21, 2022	20,000	1.07	2	90.78%	3.47%	10

2021
March 7, 2021	298,755	6.27	267	97.59%	1.27%	10
April 13, 2021	110,000	5.20	94	97.42%	0.50%-1.18%	5-10
August 25, 2021	1,657,572	4.00	1,117	94.98% - 106.19%	0.17%-1.14%	3-10
September 19, 2021	483,750	4.60	291	94.56%	1.24%	10
October 6, 2021	12,500	4.00	8	106.19%	0.17%	3
October 17, 2021	12,500	4.00	8	106.19%	0.17%	3

2020
February 25, 2020 (1)	13,171	0.04	27	-	-	3
May 26, 2020 (1)	7,672	0.00	10	-	-	3
August 2, 2020	1,282,250	0.00-6.04	1,341	99.89% - 109.54%	0.16%-0.71%	3-10
August 30, 2020	7,500	5.23	5	99.08%	0.74%	10
September 15, 2020	911,250	6.04	483	98.66% - 120.99%	0.07%-0.82%	1.5-10
December 23, 2020 (1)	10,560	0.00	13	-	-	3

(1)	Fully vested at grant date, calculated according to the intrinsic value at the date of grant.

(2)	The early exercise multiple used for the fair value calculations for grants during 2022, 2021 and 2020 is 2.5 for each offeree.

(3)	Volatility is based on volatility data of the traded share price of the Company.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - SHARE BASED PAYMENT (continued):

b.	Movement in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2022		2021		2020
	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)

Outstanding at beginning of year:	4,235,525	1.52	2,206,321	2.00	6,532	248
Granted	3,348,060	0.40	2,575,077	1.31	2,232,403	1.20
Exercised	(46,561)	-	(69,807)	-	(6,282)	-
Forfeited	(277,196)	1.51	(472,898)	1.23	(26,250)	1.60
Expired	(258,028)	4.52	(3,168)	19.75	(82)	1,042
Outstanding at end of year	7,001,800	0.88	4,235,525	1.52	2,206,321	2.00
Exercisable at end of year	2,087,181	1.31	883,567	2.19	147,729	6.00

c.	The following table summarizes information about exercise price and the remaining contractual life of options outstanding at the end of 2022, 2021 and 2020:

	2022		2021		2020
Exercise prices ($)	Number outstanding at end of year	Remaining contractual life (in years)	Number outstanding at end of year	Remaining contractual life (in years)	Number outstanding at end of year	Remaining contractual life (in years)

0.00-0.01	589,668	0.15-9.42	506,231	1.15-9.65	622,621	1.15-8.59
0.31-0.76	3,118,060	9.20-9.97	-	-	-	-
1.23-1.89	3,294,072	0.59-8.65	3,722,972	1.58-9.65	1,577,250	8.59-8.71
46.62-1,554.54	-	-	6,322	0.08-6.47	6,450	0.75-6.47
	7,001,800		4,235,525		2,206,321

d.	Shares issuance to service providers During the year ended December 31, 2022, the Company issued 140,135 ordinary shares to service providers for a total estimated fair value of $104 thousand.

e.	Warrants grant to service providers

1.

On December 1, 2020, the Company issued 5,000 warrants to a certain service provider, which can be exercised into 5,000 ADSs (50,000 ordinary shares) using a cashless mechanism. The exercise price of the warrants is $10.15 per ADS, they vest 50% upon issuance and 50% following 6 months from the date of grant, and their expiration date is 3 years from the date of issuance. As of December 31, 2022, no warrants were exercised.

The fair value of the warrants which was computed according to the Black-Scholes model, amounted to $37 thousand. This value is based on the following assumptions: expected volatility of 116.1%, risk free interest of 0.22% expected term until exercise of 2.92 years. Volatility is based on volatility data of the traded share price of the Company for periods matching the expected term of the warrant until exercise.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - SHARE BASED PAYMENT (continued):

e.	Warrants grant to service providers

2.	On December 27, 2021, the Company issued 10,000 fully vested warrants to a certain service provider, which can be exercised into 10,000 ADSs (100,000 ordinary shares) within 5 years from the date of grant. 5,000 warrants can be exercised at a price of $12.5 per warrants, and additional 5,000 warrants can be exercise in an exercise price of $20.0 per warrant. As of December 31, 2022, no warrants were exercised.

The fair value of the warrants which was computed according to the Black-Scholes model, amounted to $53 thousand. This value is based on the following assumptions: expected volatility of 104.71%, risk free interest of 1.42%, expected term until exercise of 5 years. Volatility is based on volatility data of the traded share price of the Company for periods matching the expected term of the warrant until exercise.

f.

Expenses recognized in the financial statements

The costs which were recognized in the Company’s financial statements in respect of services received from its employees and consultants are presented in the table below:

	Year ended December 31
	2022	2021	2020
	U.S. dollar in thousands

Share-based payment plans	1,679	2,356	742

The plans are intended to be governed under rules set for that purpose in the Plan. The exercise prices of the options that are exercisable into shares as of December 31, 2022, range between $0.00 to $1.89.

NOTE 17 -	SHAREHOLDERS’ EQUITY:

a.	Share capital As of December 31, 2022 and 2021, the Company’s share capital is composed as follows:

	Number of shares
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2022		December 31, 2021
Ordinary shares of no-par value	75,000,000	32,628,044	75,000,000	30,000,339

The last reported market price for the Company’s securities on December 31, 2022, was $2.40 per ADS on the Nasdaq and ILS0.826 per share on the TASE (based on the exchange rate reported by the Bank of Israel for that date).

b.

Rights conferred by Ordinary shares

The ordinary shares confer upon their holders’ voting rights, the right to receive dividends, the right to a share in excess assets upon liquidation of the Company and other rights as set out in the Company’s articles of association.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - SHAREHOLDERS’ EQUITY (continued):

c.	Share issuance

1.

On April 2, 2020, the Company completed a registered direct offering of $720 thousand, before deducting offering costs. The offering consisted of 45,000 ADSs at a price per ADS of $16.0.

On April 23, 2020, the Company completed an underwritten public offering of approximately $8.4 million, before deducting underwriting discounts, commissions and other offering costs of $1,093 thousand. The offering consisted of (i) 85,860 units (the “April 2020 Units”) of ADSs and warrants to purchase one ADS per warrant (the “April 2020 Warrants”), with each Unit consisting of one ADS and one Warrant, and (ii) 677,750 pre-funded units (the “April 2020 Pre-Funded Units”), with each April 2020 Pre-Funded Unit consisting of a pre-funded warrant to purchase one ADS (an “April 2020 Pre-Funded Warrant”) and one April 2020 Warrant. Each April 2020 Unit was sold at a price of $1.1 per unit, and each April 2020 Pre-Funded Unit was sold at a price of $10.99 per unit, including an exercise price of $0.01 per full ADS. The April 2020 Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price. The April 2020 Warrants have a per ADS exercise price of $12.0 per full ADS, are exercisable immediately, and will expire five years from the date of issuance. The Company granted the underwriter a 45-day option to purchase up to an additional 114,542 ADSs and/or April 2020 Warrants to cover over-allotments, if any. The underwriter did not exercise its option.

On July 22, 2020, the Company closed a registered direct offering. The offering included the issuance of 307,500 ADSs at a purchase price of $14.0 per ADS, and 114,500 pre-funded warrants (the “July 2020 Pre-Funded Warrants”). The July 2020 Pre-Funded Warrants were sold at a price of $14.0 each, including the July 2020 Pre-Funded Warrant exercise price of $0.01 per full ADS. The July 2020 Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price. The offering resulted in gross proceeds to the Company of approximately $5.9 million. offering costs totaled to $401 thousand.

As of December 31, 2022, all the April 2020 Pre-Funded Warrants were exercised into 677,750 ADSs in exchange for an aggregate exercise amount of approximately $7.5 million. Also, 614,990 April 2020 Warrants were exercised into 614,990 ADSs in exchange for an aggregate exercise amount of approximately $7 thousand.

2.

On February 18, 2021, the Company completed a registered direct offering of approximately $9,750 thousand, before deducting offering costs of $527 thousand. The offering consisted of (i) 461,500 ADSs at a purchase price of $20.00 per ADS, and (ii) 26,000 pre-funded warrants (the “February 2021 Pre-Funded Warrants”) each to purchase one ADS.

As of December 31, 2022, all of the February 2021 Pre-Funded Warrants were exercised.

3.	On July 17, 2022, the Company issued 2,181,009 ordinary shares to CyberKick’s founders as a consideration for the first millstone, representing earn-out payment of $1,050 thousand. See Note 18.

d.	At the Market Sales Agreement

In November 2022, the Company entered into an At The Market (“ATM”) Sales Agreement with ThinkEquity LLC (“Think Equity”), pursuant to which the Company may offer and sell, from time to time, through Think Equity, for an aggregate offering price of up to $5 million. For more details see Note 27b.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - BUSINESS COMBINATIONS:

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

The Company assumed earn-out consideration to CyberKick’s founders with an estimated fair value of $3 million at the acquisition date. The fair value of the earn-out consideration was allocated to future services and continued employment and will be expensed as share based payment over the remaining service periods.

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

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - REVENUES AND COST OF REVENUES:

a.	Revenues

	Year ended December 31
	2022	2021	2020
	U.S. dollar in thousands

Software as a Service	11,850	7,328	3,839
Advertising services	6,699	2,325	-
Software licenses	28	227	447
Software support services	202	401	587
Other services	-	-	13
	18,779	10,281	4,886

The Company recognized $514 thousand, $441 thousand and $562 thousand of revenue in 2022, 2021 and 2020, respectively, related to contract liability balances at the beginning of the respective annual periods.

b.	Cost of revenues

	Year ended December 31
	2022	2021	2020
	U.S. dollar in thousands

Payroll and related expenses	366	465	257
Clearing fees	1,113	213	-
Traffic acquisition costs	3,070	1,118	-
Share-based payment	33	53	5
Internet services providers	2,135	1,747	973
Networks and servers	570	341	129
Amortization and impairment of intangible assets and depreciation	1,244	1,156	1,084
Other	121	52	51
	8,652	5,145	2,499

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31
	2022	2021	2020
	U.S. dollar in thousands

Payroll and related expenses	2,355	2,086	999
Share-based payment	525	770	124
Subcontractors	900	1,429	911
Other	253	486	168
	4,033	4,771	2,202

NOTE 21 - SELLING AND MARKETING EXPENSES:

	Year ended December 31
	2022	2021	2020
	U.S. dollar in thousands

Payroll and related expenses	3,600	3,471	2,701
Media costs	5,572	2,067	-
Share-based payment	635	943	299
Professional fees	131	576	461
Marketing	868	523	440
Amortization and impairment of intangible assets and depreciation	1,001	416	39
Other	380	352	275
	12,187	8,348	4,215

NOTE 22 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2022	2021	2020
	U.S. dollar in thousands

Payroll and related expenses	1,682	1,678	1,130
Share-based payment	486	587	326
Professional fees	4,009	4,320	2,184
Other	585	428	557
	6,762	7,013	4,197

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - FINANCIAL EXPENSES, NET:

	Year ended December 31
	2022	2021	2020
	U.S. dollar in thousands

Finance expenses:
Bank fees and interest	(117)	(121)	(152)
Issuance expenses	-	-	(156)
Interest expenses	(212)	-	-
Changes in financial assets at fair value through profit or loss	(167)	-	-
Exchange rate differences	(35)	-	-
Total finance expenses	(531)	(121)	(308)

Financing income:
Changes in financial liabilities at fair value through profit or loss, including day 1 loss	461	961	3,245
Changes in financial assets at fair value through profit or loss	-	80	-
Interest income	16	8	14
Exchange differences	-	14	289
Total financing income	477	1,063	3,548
Financing income (expenses), net	(54)	942	3,240

NOTE 24 - LOSS PER SHARE:

a.	Basic Basic loss per share is calculated by dividing the loss attributable to Company’s owners by the weighted average number of issued ordinary shares in issue (including pre-funded warrants).

	Year ended December 31
	2022	2021	2020

Loss attributable to Company’s owners (U.S. dollars in thousands)	(13,151)	(13,125)	(7,845)
The weighted average of the number of ordinary shares in issue (in thousands)	31,594	27,106	11,074
Basic loss per share (U.S. dollar)	(0.42)	(0.48)	(0.71)

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 - LOSS PER SHARE (continued):

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

	Year ended December 31
	2022	2021	2020

Loss attributable to the Company’s owners, used in computation of basic loss per share (U.S. dollars in thousands)	(13,151)	(13,125)	(7,845)
Adjustment in respect of the finance income relating to convertible debentures (U.S. dollars in thousands)	-	-	(1,692)
	(13,151)	(13,125)	(9,537)

The weighted average of the number of ordinary shares in issue used in computation of basic loss per share (in thousands)	31,594	27,106	11,074
Adjustment respect of the incremental shares assuming the conversion to convertible debentures (in thousands)	-	-	1,911
	31,594	27,106	12,985
Diluted loss per share (U.S. dollar)	(0.42)	(0.48)	(0.84)

The calculation of diluted loss per share for December 31, 2022, does not give effect to the potential share issuance of ordinary shares upon the exercise of options to employees and service providers, warrants issued in connection with convertible debenture agreements and warrants issued in connection with the O.R.B agreement, as their effect is anti-dilutive.

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

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 - RELATED PARTIES TRANSACTIONS AND BALANCES:

“Related Parties” - As defined in IAS 24, “Related Party Disclosures” (“IAS 24”). Key management personnel - included together with other entities in the said definition of “Related Parties” in IAS 24, include the members of the Board of Directors and senior executives.

a.	Transactions with related parties

1)	Compensation to related parties

	Year ended December 31
	2022	2021	2020
	U.S. dollar in thousands

Compensation to directors employed by the Company	616	1,041	1,122
Compensation to other key management personnel	487	444	1,245
Compensation to directors who are not employed by the Company	200	88	80

2)	Compensation to key management personnel, including employed directors

The compensation paid to key management personnel for work services they provide to the Company is as follows:

	Year ended December 31
	2022	2021	2020
	U.S. dollar in thousands

Payroll, management fees, and other short-term benefits	833	1,181	2,069
Share-based payments	270	303	297
	1,103	1,484	2,366

b.	Balances with related parties

	December 31
	2022	2021
	U.S. dollar in thousands

Employees payable	324	414
Accounts payable	40	61
	364	475

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION:

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

The adjusted operating loss is calculated based on operating loss before share-based payments, contingent consideration measurement, impairment of goodwill and intangible assets, depreciation and amortization and non-attributable corporate expenses.

As of December 31, 2022, the Company has three reportable segments: enterprise cybersecurity, enterprise internet access (formerly known as enterprise privacy) and consumer internet access (formerly known as consumer cybersecurity & privacy).

The following tables present details of the Company’s operating segments for the three years in the period ended December 31, 2022:

	Enterprise cybersecurity	Enterprise internet access	Consumer internet access	Consolidated	Adjustment to net loss for year
	Year ended December 31, 2022
	U.S. dollar in thousands
Revenues	230	8,479	10,070	18,779
Adjusted operating loss	(417)	*(2,380)	(3,439)	-	(6,236)

Non-attributable corporate expenses					(2,445)
Share-based payments					(1,679)
Impairment of goodwill and intangible assets					(1,021)
Depreciation and amortization					(2,043)

Operating loss					(13,424)
Financial expenses, net					(54)
Tax benefit					327
Net loss for the year					(13,151)

*	Including legal expenses related to Bright Data action, see also Note 13.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION (continued):

	Enterprise cybersecurity	Enterprise internet access	Consumer internet access	Consolidated	Adjustment to net loss for year
	Year ended December 31, 2021
	U.S. dollar in thousands
Revenues	627	6,265	3,389	10,281

Adjusted operating loss	(4,218)	*(2,987)	(1,319)	-	(8,524)

Non-attributable corporate expenses					(2,331)
Share-based payments					(2,356)
Contingent consideration measurement					684
Impairment of goodwill and intangible assets					(700)
Depreciation and amortization					(1,785)
Operating loss					(15,012)
Financial expenses, net					942
Tax benefit					945
Net loss for the year					(13,125)

*	Including legal expenses related to Bright Data action, see also Note 13.

	Enterprise cybersecurity	Enterprise internet access	Consolidated	Adjustment to net loss for year
	Year ended December 31, 2020
	U.S. dollar in thousands
Revenues	1,047	3,839	4,886

Adjusted operating loss	(3,133)	*(835)	-	(3,968)

Non-attributable corporate expenses				(2,154)
Share-based payments				(742)
Contingent consideration measurement				(345)
Impairment of goodwill and intangible assets				(2,759)
Depreciation and amortization				(1,363)
Operating loss				(11,331)
Financial expenses, net				3,240
Taxes on income				246
Net loss for the year				(7,845)

*	Including legal expenses related to Bright Data action, see also Note 13.

ALARUM TECHNOLOGIES LTD. (FORMERLY SAFE-T GROUP LTD.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 26 - ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION (continued):

Set forth below is a breakdown of the Company’s revenues by geographic regions:

	U.S.	Europe	APAC	U.K. Virgin Island	MEA	Other	Total
	U.S. dollar in thousands
Company’s revenues for the year 2022	4,110	2,618	1,320	7,009	846	2,876	18,779

Revenue in 2022 of $6,948 thousand resulted from one main customer (representing 37% of total revenues).

	U.S.	Europe	APAC	Hong Kong	Israel	Other	Total
	U.S. dollar in thousands
Company’s revenues for the year 2021	3,618	2,259	553	1,365	822	1,664	10,281

Revenue in 2021 of $2,214 thousand resulted from one main customer (representing 22% of total revenues).

	U.S.	Europe	APAC	Israel	Other	Total
	U.S. dollar in thousands
Company’s revenues for the year 2020	1,837	1,036	427	973	613	4,886

NOTE 27 - SUBSEQUENT EVENTS:

a.

Strategic funding

On January 30, 2023, the Company signed on a second amendment to the O.R.B. agreement. According to the amendment, O.R.B. will fund the Company with 18 tranches of $111,111 (an unchanged total amount of $2 million) from February 2023 through July 2024, instead of the 6 original tranches (Tranches 3-8) of $333,333 each from February 2023 through July 2023.

During the period from January 1, 2023 until the approval date of these financial statements, O.R.B. transferred to the Company an aggregate amount $550 thousand, to a total aggregate funding of $2.22 million from the signing of the funding agreement, on account of its $4 million cash commitment.

The Company repaid O.R.B during the period from January 1, 2023 until the approval date of these financial statements, on behalf of the revenue share model, an amount of $0.30 million, to a total aggregate repayments of $0.55 million from the signing of the funding agreement.

b.	ATM issuances

During the period from January 1, 2023 until the approval date of these financial statement, the Company raised a gross amount of $75 thousand (net amount of $73 thousand) through the ATM Sales Agreement in consideration of issuance of 25,847 ADSs (258,470 ordinary shares).