Form 20-F
period 2023-12-31
Alarum Technologies Ltd.
filed 2024-03-14
CIK 1725332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

30 Haarba’a Street (P.O. Box 174)
Tel Aviv, 6473926
Israel

(Address of principal executive offices)

Shachar Daniel
Chief Executive Officer
+972-9-8666110
Shachar.daniel@alarum.io
30 Haarba’a Street (P.O. Box 174)
Tel Aviv, 6473926
Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depository Shares each representing ten Ordinary Shares, no par value per share(1) Ordinary Shares, no par value per share(2)	ALAR	Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

59,681,632 Ordinary Shares, no par value, as of December 31, 2023.

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
Emerging growth company ☐

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

Yes ☐ No ☒

i

INTRODUCTION

We are a global internet access and web data collection provider. We operate in two distinct segments, providing solutions according to specific needs. The segments include enterprise internet access and web data collection solutions, which is our main segment, and consumer internet access solutions and services.

Our enterprise internet access and web data collection segment offers a global web data collection cloud service, based on our proprietary proxy traffic optimization and routing technology, and built on partnership agreements with tens of Internet Service Providers, or ISPs, and with application publishers.

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

With our web data collection service, organizations can collect accurate, transparent web data from public online sources. The solution also allows access to undiscovered data from non-traditional data sources and allows customers to gain additional data-driven information that provides valuable insights with respect to predictive capabilities or behaviors, thereby assisting ongoing business management operation and decision making. An added benefit to our customers is the fact that utilizing our network completely hides enterprises from the internet by modifying IP addresses, thus ensuring high levels of privacy for their online presence.

Our internet access solutions for consumers provide a powerful, secured and encrypted connection, masking consumers’ online activity and keeping them safe from hackers. The solutions are designed for advanced and basic users, ensuring complete protection for all personal and digital information.

In July 2023, we decided to scale down the operations of the internet access solutions for consumers, a decision that resulted in material reductions of expenses and headcount. In this consumer internet access solutions segment, we continue to maintain our products and the service only to current paying users, which allows us to generate revenue from past investments of acquiring such users, with minimal costs. In addition, in July 2023 we sold our legacy cybersecurity solutions, which is considered in this annual report on Form 20-F as a discontinued operation.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Alarum” refer to Alarum Technologies Ltd. and its wholly owned Israeli subsidiaries NetNut Ltd., or NetNut, NetNut’s wholly owned subsidiary - NetNut Networks Inc., a Delaware corporation, or NetNut Networks, Safe-T Data A.R Ltd., or Safe-T Data, CyberKick Ltd., or CyberKick, CyberKick’s wholly owned subsidiaries - RoboVPN Technologies Ltd., a Cyprus corporation (under voluntary dissolution), and Spell Me Ltd., a Seychelles corporation.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value per share that have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “ALAR”. References to ADSs are to our American Depository Shares, representing our Ordinary Shares, that have been trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “SFET” since August 17, 2018, and effective from January 25, 2023, under the symbol “ALAR” following the Company’s change of name, which was made effective by the Israeli Corporations Authority, Registrar of Companies and Partnerships, on January 8, 2023. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws and the Israeli securities law. Forward-looking statements are often characterized using forward-looking terminology such as “may,” “will,” “expect,” “plans,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with partners and customers;

●	our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations, including taking steps to expand our worldwide activities and to enter into engagements with new business partners in those markets;

●	our intention to increase marketing and sales activities;

●	our intention to establish partnerships with industry leaders;

●	our ability to locate additional funding available to us on acceptable terms;

●	our ability to retain professional employees and executive members;

●	our ability to internally develop new inventions and intellectual property;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws and/or regulations;

●	our ability to continue to effectively comply with the requirements of Nasdaq;

●	the potential impact of litigation;

●	acceptance of our business model and performance by investors;

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Risks Related to Our Business and Industry

●	We may need to raise additional capital in the event we return to negative cash flows.

●	If we are unable to sell additional products and services to our existing customers and/or to acquire new customers, our future revenues and operating results will be harmed;

●	We face intense competition from SaaS internet access vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position;

●	If our internal network system is compromised by cyber attackers or other malicious cyber activity, or if our hosting and infrastructure fails, public perception of our products and services will be harmed;

●	Our business is subject to risks arising from a pandemic, such as COVID-19, including the risk that we may not be able to successfully execute our business or strategic plans, as well as the risk that we will not be able to anticipate, identify and respond quickly to changing market trends and customer preferences or changes in the consumer environment, including changing expectations of service, all of which could have a material adverse effect on our business and results of operations.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent and trademark rights for our products, we may not be able to compete effectively in our markets;

v

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts, as well as apply financial burdens;

●	We may be involved in lawsuits to protect or enforce our intellectual property.

Risks Related to the Ownership of Our ADSs or Ordinary Shares

●	Issuance of a significant amount of additional Ordinary Shares due to exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price;

●	Our warrants are speculative in nature and holders of our warrants will have no rights as shareholders until such holders exercise their warrants and acquire our Ordinary Shares or ADSs, as applicable;

●	Holders of ADSs may not have the same voting rights as the holders of our Ordinary Shares;

●	Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company;

●	We cannot guarantee that we will continue to comply with Nasdaq requirements. If we fail to comply with Nasdaq requirements, our ADSs could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

Risks Related to Israeli Law and Our Operations in Israel

●	Political, economic and military instability due to the Israel-Hamas war in Israel, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations;

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company;

●	The rights and responsibilities of a holder of our securities will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of U.S. companies.

General Risk Factors

●	Raising additional capital would cause dilution to holders of our equity securities, and may affect the rights of existing holders of equity securities;

●	The increasing use of social media platforms and new technologies presents risks and challenges for our business and reputation;

●	Unsuccessful management of environmental, social and governance matters could adversely affect our reputation and we may experience difficulties meeting the expectations of our stakeholders;

●	We are subject to a number of risks associated with global sales and operations;

●	The price of the Ordinary Shares or ADSs may be volatile;

●	We may be subject to securities litigation, which is expensive and could divert management attention;

●	We may be subject to geopolitical events and resulting macroeconomic consequences.

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

We operate in a rapidly evolving industry focused on providing organizations and consumers with internet access solutions. We experience intense competition from smaller new players and need to constantly adapt our solutions to the new technologies and growing and constantly changing challenges. It is therefore difficult to predict how large the markets will be for our solutions. If solutions such as ours are not viewed by organizations as necessary, or if business or consumer customers do not recognize the benefit of our solution as a critical layer of an effective security strategy, then our revenues may not grow as quickly as expected, or may decline, and our share price could suffer.

We are engaged in on-going development of our current and future products. Our research and development efforts may not produce successful products or enhancements to our solution that result in significant revenue or other benefits in the near future, if at all.

We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to continuously evolve the development of our products and maintain our competitive position. As a result, our business is significantly dependent on our ability to successfully complete the development of our next- generation products. Investing in research and development personnel, developing new products, and enhancing existing products is expensive and time consuming, and there is no assurance that such activities will result in successful development of our products, significant new marketable products or enhancements to our products, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

If we fail to effectively manage our growth, our business and operations will be negatively affected, and as we invest in the growth of our business, we expect our operating and net profit margins to decline in the near-term.

We have experienced rapid growth in the last five years and intend to continue to grow our business. Our annual operating expenses may continue to increase as we invest in sales, marketing, research and development. Our growth to date has placed significant demands on our management, sales, operational and financial infrastructure, and our growth will continue to place significant demands on these resources. We may not be able to successfully implement these improvements in a timely or efficient manner, and our failure to do so may materially impact our projected growth rate. We may also not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of current and additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

As we invest in the growth of our business, we expect that these investments will result in increased costs and may impact our short and mid-term operating and net profit margins. A failure to meet market expectations regarding our profitability and our position as a growth company has had and could continue to have an adverse effect on the price of our Ordinary Shares and ADSs.

Our quarterly and annual results of operations may fluctuate for a variety of reasons.

Our operating results and financial condition may fluctuate from quarter to quarter and year to year and may continue to vary due to several factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market or the expectations of securities analysts or investors, the market price of our Ordinary Shares and the ADSs will likely decline. Fluctuations in our operating results and financial condition may be due to several factors:

●	the degree of market acceptance of our products and services;

●	our ability to attract and retain new customers;

●	our ability to sell additional products to current customers;

●	changes in consumers’ and enterprises’ requirements and expectations or channel partner requirements;

●	changes in the growth rate of the internet access solutions markets;

●	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the internet access markets, including consolidation among our customers or competitors;

●	a disruption in, or termination of, our relationship with partners;

●	our ability to successfully expand our business globally;

●	changes in our pricing policies or those of our competitors and our responses to price competition;

●	general economic conditions in our markets, including political, economic and military instability due to the Israel-Hamas war in Israel;

●	unexpected changes in regulatory practices, laws, regulations and the court systems of certain jurisdictions;

●	future accounting pronouncements or changes in our accounting policies or practices;

●	the amount and timing of our operating costs;

●	a change in our mix of products and services; and

●	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.

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

Organizations and consumers are facing increasingly sophisticated and targeted cyber threats, including the growing threat of cyber terrorism throughout the world. If we fail to identify and respond to new and increasingly complex methods of attack and update our products to detect or prevent such threats, our business and reputation will suffer. In particular, we may suffer significant adverse publicity and reputational harm if a significant breach occurs generally or if any breach occurs at a high-profile customer. Moreover, if our solutions are adopted by an increasing number of enterprises and consumers, it is possible that attackers will begin to focus on finding ways to defeat our solutions. An actual or perceived security breach or theft of our customers’ sensitive business or personal data, regardless of whether the breach or theft is attributable to the failure of our products, could adversely affect the market’s perception of the efficacy of our solutions and current or potential customers may look to our competitors for alternatives to our solutions. The failure of our products may also subject us to lawsuits and financial losses stemming from indemnification demands of our partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerabilities. Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers. Costs or payments made in connection with warranty and product liability claims and product recalls, or other claims could materially affect our financial condition and results of operations. It could also cause us to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing our solutions.

False detection of threats, while typical in our industry, may reduce perception of the reliability of our products and may therefore adversely impact market acceptance of our products. If our solutions restrict legitimate privileged access by authorized personnel to IT systems and applications by falsely identifying those users as an attack or otherwise unauthorized, or fail to provide privacy and security web browsing to consumers, our customers’ businesses could be harmed. There can be no assurance that, despite testing by us, errors will not be found in existing and new versions of our products, resulting in loss of or delay in market acceptance. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, the network of enterprise internet access solutions is built on a mix of IPs, which we source from various providers and technologies. A significant portion of our IP pool is sourced from third-party IP proxy providers and ISPs around the world from which we lease and then resell. We have separate agreements with each provider. If such a provider chooses to terminate the agreement, we will be at a risk of reducing the size of our IP pool and might not be able to support the demands of our customer base.

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

Our revenues are also generated from sales to existing customers. Our future success depends, in part, on our ability to obtain recurring sales to our existing customers. However, we face customer retention challenges due to fierce competition in the market. We devote significant efforts to developing, marketing and selling additional products to existing customers and rely on these efforts for a portion of our revenues. These efforts require a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to provide product upgrades and launch new products. The rate at which our existing customers purchase additional products and services depends on a number of factors, including, but not limited to, the perceived need for additional access services, the fit and efficacy of our solutions and the utility of our new offerings, whether proven or perceived, our customers’ budgets, general economic conditions, our customers’ overall satisfaction with the maintenance and professional services we provide and the continued growth and economic health of our customer base to require incremental users and servers to be covered. If our efforts to sell additional products and services to our customers are not successful, our future revenues and operating results will be harmed.

We face intense competition from access vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets in which we operate are characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of internet access and web data collection products. Our current and potential future competitors include providers of access solutions, such as Bright Data Ltd., or Bright Data, Oxylabs Networks Pvt. Ltd., BiScience Inc. and others in the enterprise access segment, and Kape Technologies plc, McAfee Corp., Nord VPN, Norton LifeLock, Aura and others in the consumer segment. Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, or client requirements. Additionally, from time to time we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our solution. Such companies may enjoy stronger sales and service capabilities in their particular regions. With respect to the enterprise access and the consumer markets, we face the emergence of small competitors in this field due to high profitability margins, which can result in pressure on prices to decline. Furthermore, these margins can lead also to competition from bigger companies that can invest larger human, cash and technological resources into this industry. Such increased competition can lead to lower margins and, consequently, impact our revenues, profitability and business.

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

If our network system is compromised by cyber attackers or other data thieves, or if our hosting and infrastructure fails, public perception of our products and services will be harmed.

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

Also, our information technology networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due power outages, computer viruses, telecommunication or utility failures, systems failures, natural disasters or other catastrophic events. Any such compromise could disrupt our operations, damage our reputation, and subject us to additional costs and liabilities, any of which could adversely affect our business. See “Item 16.K. Cybersecurity” for additional information.

If we do not effectively expand, train and retain our sales force, we may be unable to acquire new customers or sell additional products and services to existing customers, and our business will suffer.

We depend significantly on our sales force to attract new customers and expand sales to existing customers. As a result, our ability to increase our revenues depends in part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. We expect to continue to expand our sales personnel and face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales personnel in a short time requires the allocation of internal resources. We invest significant time and resources in training new sales force personnel to understand our solutions and growth strategy. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

If our products fail to help our customers achieve and maintain compliance with certain government regulations and industry standards, our business and results of operations could be materially and adversely affected.

On the enterprise access side of our business, we primarily engage directly with ISPs in order to gain access to their networks. The legality of scraping publicly available web data was first upheld in late 2019, and then reaffirmed by the Ninth Circuit Court of Appeals (hiQ vs LinkedIn) in April 2022. We also note that X Corp (formerly Twitter) has launched several complaints on scraping of its platform, separately bringing three lawsuits against alleged scrapers of its site. The Meta v. Bright Data case may serve as a precedent. However, as the web continues to evolve as a vast source of information, the debate over data accessibility versus privacy is likely to intensify, as well as in connection with the way in which some of the automated software programs are built, and changes in regulations may impact the means or ability to provide such solutions.

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

Our business is subject to risks arising from a pandemic, such as COVID-19, include the risk that we may not be able to successfully execute our business or strategic plans, as well as the risk that we will not be able to anticipate, identify and respond quickly to changing market trends and customer preferences or changes in the consumer environment, including changing expectations of service, all of which could have a material adverse effect on our business and results of operations.

Our business, operations and financial condition could be materially affected by the outbreak of epidemics or pandemics or other health crises. For example, the COVID-19 pandemic disrupted businesses globally resulting in general economic slowdown. Our operations and business were impacted by COVID-19 as we were forced to modify our day-to-day operation and adopt early and strict prevention measures to protect the health of our employees (including employees’ travel, employees’ work locations and cancellation of physical participation in meetings, events, and conferences).

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

The extent to which any pandemic or similar event impacts our results will depend on future developments, which are highly uncertain and cannot be predicted.

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

Our functional and reporting currency is the U.S. dollar, and we generate a majority of our revenues in U.S. dollars. A material portion of our operating expenses is incurred outside the United States, mainly in NIS and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in NIS. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net loss or net income, as relevant. During 2023, the NIS depreciated by 3% against the dollar but has appreciated in prior years. We are therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates which may be material and may also cause fluctuations in reported financial information that are not necessarily related to its operating results. We expect that most of our revenues will continue to be generated in U.S. dollars with the balance in NIS for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS and partially in U.S. dollar. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we are evaluating acquiring or making investments in complementary companies, products or technologies on an on-going basis. We have completed two main acquisitions to date – the acquisition of NetNut and CyberKick. Going forward, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our Ordinary Shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We are subject to governmental export and import controls that could subject us to liability in the event of non-compliance or impair our ability to compete in international markets.

We are subject to U.S. and Israeli export control and economic sanctions laws, which prohibit the delivery and sale of certain products to embargoed or sanctioned countries, governments, and persons. Our products could be exported to these sanctioned targets by our channel partners despite the contractual undertakings they have given us, and any such export could have negative consequences, including government investigations, penalties, and reputational harm. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could require export licenses or result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations or cessation of export or sale of our products in sanctioned countries or to sanctioned persons. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition, and results of operations.

We may be subject to geopolitical risks resulting from Russia’s ongoing invasion of Ukraine.

Geopolitical risks and associated military action may result in, among other things, global security issues that may adversely affect international business and economic conditions, and economic sanctions which may impact the global economy. For example, the outbreak of hostilities between Russia and Ukraine in February 2022 led to global sanctions that have impacted the international economy and given rise to potential global security issues that may adversely affect international business and economic conditions. Additional geopolitical and macroeconomic consequences of this invasion and associated sanctions cannot be predicted, and future geopolitical events, including further hostilities in Ukraine or elsewhere, could negatively impact global financial markets our business as it may limit our ability to provide our services in those and in neighboring countries and cause the price of our ordinary shares to decline. See also “Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.”

Our use of third-party software and other intellectual property may expose us to risks.

Some of our products and services include software or other intellectual property licensed from third parties, and we otherwise use software and other intellectual property licensed from third parties in our business. This exposes us to risks over which we may have little or no control. For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. There can be no assurance that the licenses we use will be available on acceptable terms, if at all. In addition, a third party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. Our inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of new products, and could otherwise disrupt our business, until equivalent technology can be identified, licensed, or developed.

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

Risks Related to Our Financial Condition and Capital Requirements

Despite the fact that we have recently begun to generate a positive cash flow, we may need to raise additional capital in the event we return to negative cash flow. This additional financing may not be available on acceptable terms, or at all. Failure to obtain the necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

According to our management’s estimates, based on our current cash on hand and further based on our budget, we believe that we have sufficient resources to continue our activities for a period of more than 12 months. Nevertheless, in case we won’t be able to generate sufficient revenue or cash flow to fund our operations for the foreseeable future, we may need to seek additional equity or debt financing to provide the capital required to maintain or expand our operations. We expect we will also need additional funding for developing products and services and other related activities, increasing our sales and marketing capabilities, and promoting brand identity, as well as for working capital requirements and other operating and general corporate purposes.

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

We maintain some of our cash balances at financial institutions that may exceed federally insured limits.

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

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from being issued from a pending patent application. Even if patents are successfully issued, and even if such patents cover our products, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations may be harmed.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be affected.

We have filed for trademark registration of certain marks relating to our branding. If our unregistered trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be affected. Our trademarks or trade names may be challenged, infringed, circumvented, or declared generic or determined to be infringing on other marks. Competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our trademarks or trade names. In the long term, if we are unable to successfully register trademarks and trade names and establish name recognition based on such trademarks and trade names, then we may not be able to compete effectively, and our business may be affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could impact our financial condition or results of operations.

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

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or elements thereof or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products, or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000, and certain U.S. patent applications filed after that date that will not be filed outside the United States, remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our new products, or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable, and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement, among others. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. Patent and Trademark Office, or the USPTO, or made a misleading statement, during prosecution. The validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

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

Because of the expense of litigation, we may be unable to enforce our intellectual property rights, unless we obtain the agreement of a third party to provide funding in support of our litigation. We cannot assure that we will be able to obtain third party funding, and the failure to obtain such funding may impair our ability to monetize our intellectual property portfolio. Since we do not have funds to pursue litigation to enforce our intellectual property rights, we are dependent upon the valuation which potential funding sources give to our intellectual property. In determining whether to provide funding for intellectual property litigation, the funding sources need to make an evaluation of the strength of our patents, the likelihood of success, the nature of the potential defendants and a determination as to whether there is a sufficient potential recovery to justify a significant investment in intellectual property litigation. Typically, such funding sources receive a percentage of the recovery after litigation expenses and seek to generate a sufficient return on investment to justify the investment. Unless that funding source believes that it will generate a sufficient return on investment, it will not fund litigation. We cannot assure that we will be able to negotiate funding agreements with third party funding sources on terms reasonably acceptable to us, if at all. Because of our financial condition, we may only be able to obtain funding on terms which are less favorable to us than we would otherwise be able to obtain. Furthermore, even if we enter into funding agreements, there is no assurance that we will generate revenue from the funded litigation. Although the funding source makes its evaluation as to the likelihood of success, patent litigation is very uncertain, and we cannot assure that, just because we obtain litigation funding, we will be successful or that any recovery we may obtain will be significant. In addition, defending our intellectual property rights may depend upon our ability to retain a qualified legal counsel to prosecute patent infringement litigation. It may be difficult to find the preferred choice for legal counsel to handle our cases because many of these firms may have a conflict of interest that prevents their representation of us or because they are not willing to represent us on a contingent or partial contingent fee basis. It is difficult to predict the outcome of patent enforcement litigation at a trial level as it is often difficult for juries and trial judges to understand complex, patented technologies, and, as a result, there is a higher rate of successful appeals in patent enforcement litigation than more standard business litigation. Regardless of whether we prevail in the trial court, appeals are expensive and time consuming, resulting in increased costs and delayed revenue, and attorneys may be less likely to represent us in an appeal on a contingency basis especially if we are seeking to appeal an adverse decision. Although we may diligently pursue enforcement litigation, we cannot predict the decisions made by juries and trial courts. In connection with patent enforcement actions, it is possible that a defendant may file counterclaims against us, or a court may rule that we have violated statutory authority, regulatory authority, federal rules, local court rules, or governing standards relating to the substantive or procedural aspects of such enforcement actions. In such event, a court may issue monetary sanctions against us or our operating subsidiaries or award attorney’s fees and/or expenses to the counterclaiming defendant, which could be material, and if we or our operating subsidiaries are required to pay such monetary sanctions, attorneys’ fees and/or expenses, such payment could materially harm our operating results, our financial position and our ability to continue in business.

Risks Related to the Ownership of Our ADSs or Ordinary Shares

We cannot guarantee that we will continue to comply with Nasdaq requirement. If we fail to comply with Nasdaq requirements, our ADSs could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

We cannot guarantee that we will continue to comply with Nasdaq requirements. For example, in 2022, we failed to comply with Nasdaq’s requirement that the closing bid price of our ADSs exceed $1.00. We subsequently changed the ratio of our ADSs to our Ordinary Shares and regained compliance with Nasdaq’s minimum bid requirement. If we fail to demonstrate compliance with the minimum bid requirement or any other Nasdaq requirement and satisfy Nasdaq’s conditions for continued listing, our Ordinary Shares could be delisted. Delisting from the Nasdaq could have an adverse effect on our business and on the trading of our Ordinary Shares. If a delisting of our Ordinary Shares were to occur, such shares may trade in the over-the-counter market such as on the OTC Bulletin Board or on the “pink sheets.” The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in our Ordinary Shares as well as significantly impact the price and liquidity of our Ordinary Shares. Any such delisting may also severely complicate trading of our Ordinary Shares by our shareholders or prevent them from re-selling their Ordinary Shares at/or above the price they paid.

The issuance of a significant amount of additional Ordinary Shares or exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price.

As of March 10, 2024, we had approximately 62.85 million Ordinary Shares issued and outstanding and approximately 15.15 million of additional Ordinary Shares which are issuable upon exercise of outstanding warrants and employee options. The issuance of a significant amount of additional Ordinary Shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price. If these or other shareholders sell substantial amounts of our Ordinary Shares and/or ADSs, including shares issuable upon the exercise or conversion of outstanding warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our Ordinary Shares and/or ADSs, we cannot foresee the impact of any potential sales on the market price of these additional Ordinary Shares, but it is possible that the market price of our Ordinary Shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate. Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our Ordinary Shares.

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

Our warrants are speculative in nature.

Our warrants do not confer any rights of ownership of Ordinary Shares or ADSs on their holders, such as voting rights or the right to receive dividends, but only represent the right to acquire ADSs at a fixed price and for a limited period. Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire ADSs and pay an exercise price per ADS ranging between $2.27 and $2,870, subject to adjustment upon certain events, prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value.

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

Holders of the ADSs may not be able to exercise voting rights attached to the Ordinary Shares underlying the ADSs on an individual basis. Instead, holders of the ADSs appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the Ordinary Shares in the form of ADSs. Holders of ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise voting rights and may lack recourse if your ADSs are not voted as requested.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law and our articles of association, the minimum notice period required to convene a shareholders meeting is generally no less than 35 calendar days, but in some instances, 21 or 14 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their Ordinary Shares underlying the ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in their capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

As a “foreign private issuer” we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange, to file current reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we will generally be exempt from filing quarterly reports with the SEC. Also, although the Israeli Companies Law 5759-1999, or the Israeli Companies Law, requires us to disclose the annual compensation of our five most highly compensated officers on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2023, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held to produce passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is considered. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares if we are a PFIC. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

Risks Related to Israeli Law and Our Operations in Israel

Provisions of Israeli law and our articles of association may delay, prevent, or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

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

Our executive offices, corporate headquarters and research and development facilities are located in Israel. In addition, all of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations, product development and results of operations.

On October 7, 2023, an unprecedented attack was launched against Israel by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border from the Gaza Strip and in other areas within the state of Israel attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli population. In response, the Security Cabinet of the State of Israel declared war against Hamas. To date, the State of Israel continues to be at war with Hamas. Since the war broke out on October 7, 2023, our operations have not been materially adversely affected by this war. However, at this time, it is not possible to predict the intensity or duration of the war, nor can we predict how this war will ultimately affect Israel’s economy in general and we continue to monitor the situation closely and examine the potential disruptions that could adversely affect our operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. As of March 10, 2024, none of our employees and only one of our current directors in Israel has been called to active military duty, though we rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. Currently, we have not been impacted by any absences of personnel at our service providers or counterparties located in Israel. However, military service call ups that result in absences of personnel from us, our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel, or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. Also, the Israeli government imposes restrictions on doing business with certain countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to collaborate with other third parties. Any hostilities involving Israel, any interruption or curtailment of trade or scientific cooperation between Israel and its present partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and operations. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”). We may also be targeted by cyber terrorists specifically because we are an Israeli-related company.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system, which sparked extensive political debate. In response to the foregoing developments, a series of civil unrests and demonstrations throughout Israel took place. Additionally, individuals, organizations, and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

General Risk Factors

Our securities are traded on more than one market or exchange, and this may result in price variations.

Our Ordinary Shares have been trading on the TASE, since January 2000. Our ADSs representing our Ordinary Shares have been trading on the Nasdaq Capital Market and TASE since August 17, 2018. Trading in our ADSs and Ordinary Shares takes place in different currencies (dollars on the Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days, and public holidays and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our Ordinary Shares on the TASE could cause a decrease in the trading price of our Ordinary Shares on the Nasdaq.

Raising additional capital would cause dilution to holders of our equity securities and may affect the rights of existing holders of equity securities.

We may seek additional capital through a combination of private and public equity offerings, debt financing and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of the ADSs.

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

Additionally, our global sales and operations are subject to a number of risks, including the following:

●	greater difficulty in enforcing contracts and managing collections, as well as longer collection periods;

●	higher costs of doing business globally, including costs incurred in maintaining office space, securing adequate staffing and localizing our contracts;

●	fluctuations in exchange rates between the NIS and foreign currencies in markets where we do business;

●	management communication and integration problems resulting from cultural and geographic dispersion;

●	risks associated with trade restrictions and foreign legal requirements, including any importation, certification, and localization of our platform that may be required in foreign countries;

●	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

●	compliance with anti-bribery laws, including, without limitation, compliance with the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

●	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, consolidated financial statements;

●	reduced or uncertain protection of intellectual property rights in some countries;

●	social, economic and political instability, terrorist attacks and security concerns in general, and specifically the impact of the war between Israel and Hamas;

●	an outbreak of a contagious disease, such as coronavirus, which may cause us, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	laws and business practices favoring local competition;

●	being subject to the laws, regulations and the court systems of many jurisdictions; and

●	potentially adverse tax consequences.

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

The increasing use of social media platforms and new technologies present risks and challenges for our business and reputation.

We increasingly rely on social media, new technologies and digital tools, such as artificial intelligence, or AI, to communicate about our products, or to provide our services. The use of these media requires specific attention, monitoring programs and moderation of comments. Political and market pressures may be generated by social media because of rapid news cycles. This may result in commercial harm, overly restrictive regulatory actions and erratic share price performance. In addition, unauthorized communications, such as press releases or posts on social media, purported to be issued by the Company, may contain information that is false or otherwise damaging and could have an adverse impact on our image and reputation and on our share price. Negative or inaccurate posts or comments about the Company, our business, directors or officers on any social networking website could seriously damage our reputation. In addition, our employees and partners may use social media and other technologies inappropriately, which may give rise to liability for Alarum, or which could lead to breaches of data security, loss of trade secrets or other intellectual property or public disclosure of sensitive information. Such uses of social media and other technologies could have an adverse effect on our reputation, business, financial condition and results of operations.

Unsuccessful management of environmental, social and governance matters could adversely affect our reputation and we may experience difficulties meeting the expectations of our stakeholders.

Companies are increasingly expected to behave in a responsible manner on a variety of environmental, social and governance, or ESG, matters, by governmental and regulatory authorities, counterparties such as vendors and suppliers, customers, investors, the public at large and others. This context, driven in part by a rapidly changing regulatory framework in the U.S. and in Europe, is raising new challenges and influencing strategic decisions that companies must take if they wish to optimize their positive impact and mitigate their negative impact on ESG matters. As a software company, our Code of Ethics reflects the values of our business and operations, and we have adopted ESG measures that aim at minimizing the impact of our activities and products on the climate and the environment. As part of our commitment to social responsibility, we actively seek opportunities to support marginalized communities and champion inclusivity in all aspects of our operations. However, despite our strong commitment we could be unable to meet ESG or other strategic objectives in an efficient and timely manner, or at all. We may also be unable to meet the ever more demanding criteria used by rating agencies in their ESG assessments process, leading to a downgrading in our rating. Financial investments in companies which perform well in ESG assessments are increasingly popular, and major institutional investors have made known their interest in investing in such companies. Depending on ESG assessments and on the rapidly changing views on acceptable levels of action across a range of ESG topics, we may be unable to meet our stakeholders expectations, our reputation may be harmed, we may face increased compliance or other costs and demand our securities may decrease.

The price of the ADSs may be volatile.

The market price of the ADSs has fluctuated in the past. Consequently, the current market price of the ADSs may not be indicative of future market prices, and we may be unable to sustain or increase the value of your investment in the ADSs. During the first quarter of 2024 and up to March 10, 2024, the market price of our ADSs has fluctuated from a low of $8.53 per ADS to a high of $18.00 per ADS, and our ADS price continues to fluctuate, as does the daily volume of trading of our ADSs. The market price of our ADSs and volume of trading may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Alarum Technologies Ltd. We were incorporated as a legal entity in the State of Israel in December 1989, and are therefore subject to the Israeli Companies Law. From June 2011 until June 2016, we did not have any active business operations, excluding administrative management. On June 15, 2016, we completed a merger transaction, or the Merger Transaction, with Safe-T Data, whereby we acquired 100% of the share capital of Safe-T Data. Since the date of the Merger Transaction, we have devoted substantially all of our financial resources to develop and commercialize our products and to extend our business organically as well as by acquisitions. Our Ordinary Shares have been trading on the TASE since January 2000. As of July 7, 2016, and following the change of our name in the course of the Merger Transaction, our symbol on the TASE was “SAFE.” ADSs representing our Ordinary Shares have been trading on the Nasdaq Capital Market and TASE under the symbol “SFET” since August 17, 2018. On January 8, 2023, we changed our name to Alarum Technologies Ltd., and effective from January 25, 2023, our ADSs, representing our Ordinary Shares, are traded on the Nasdaq Capital Market, and our Ordinary Shares are traded on TASE under the symbol “ALAR.”

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

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required to file annual, quarterly, and current reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

Our capital expenditures for 2023, 2022 and 2021 amounted to $55,000, $49,000 and $73,000, respectively. These expenditures were primarily for purchases of fixed assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B. Business Overview

We are a global SaaS provider. Our company operates mainly in the Enterprise Web Data Collection market - offering web data collection and a private internet browsing platform.

Also, we offer internet access solutions for consumers by providing a powerful, secured and encrypted connection, masking consumers’ online activity and keeping them safe from hackers. The solutions are designed for advanced and basic users, ensuring complete protection for all personal and digital information.

At the end of 2022, we set as our leading goal to start our path towards profitability. As part of our focus on generating profitable revenues we decided in July 2023 to downscale our investment towards the consumer internet accesses segment of our business, operated under our wholly owned subsidiary, CyberKick. CyberKick’s business model was based on acquiring new users to download and use our solutions. Following a careful analysis of prevailing market conditions, including the costs of acquiring such users, we identified that while this business model may provide a potential to generate future revenues, it requires significant resources and investments in advance that cause operational loss, resulting in non-profitable revenues. We therefore decided to scale down the operations of the internet access solutions for consumers, a decision that resulted in material reductions of expenses and headcount. We continue to maintain our products and the service only to current paying users, which allows us to generate revenue from past investments in acquiring such users, with minimal costs.

Our Enterprise Web Data Collection products offer secured, fast, and anonymous IP Proxy Network Solutions & Services, or IPPN or IPPN Solutions, to our business customers which, in turn, enables them to anonymously and securely browse the internet as well as to collect data from any publicly available source on the web, for their own business purposes.

Our IPPN solutions allow organizations to collect vast amounts of accurate, transparent web data from public online sources by simultaneously connecting to the Internet from different IP addresses. Our customers can choose from various types of IPs from our IP pool which contains millions of IPs, including ISP IPs, data center IPs, and residential service provider IPs.

With our solutions, customers gain data-driven information that provides valuable insights with respect to predictive capabilities or behaviors, thereby assisting ongoing business management operation and decision making. An added benefit to our customers is the fact that utilizing our network completely hides enterprises from the internet by modifying IP addresses, thus ensuring high levels of privacy for their online presence.

Our products enable access to the Internet through millions of end points globally, thus ensuring multiple business use cases, including large-scale data collection and analysis, cyber security, price comparison, ad verification, search engine optimization, or SEO, validations, web data extraction, collection of data for financial analysis, and more.

We offer the following services & solutions:

Internet Access and Web Data Collection:

●	Static residential proxy network: a proxy network, which is based on our unique technology and deployment through tens of ISPs partners around the world.

●	Rotating residential proxy network: a proxy network, which is based on routing traffic through millions of residential ISP based end points in the United States, Europe, Asia, South America and Canada.

●	Data center proxy network: a proxy network, which is based on routing traffic, deployed through servers located in data centers with leading carriers in the United States, the EU, Asia Pacific, or APAC, and more.

●	Premium dedicated static residential proxies: a solution that creates a dedicated static IP for each user, providing a highly effective proxy, that remains stable during heavy traffic and saves the customer additional bandwidth charges.

●	Mobile proxies: a proxy network, which is based on routing traffic through millions of mobile devices.

●	SERP data collection service: a tool that delivers real-time structured data from global search engines, tailored to the customer’s needs.

●	Social data collection service: a tool that is designed to easily collect accurate data from social platforms.

Consumer Internet Access:

●	Privacy Solutions and services: a software solution that uses an encryption protocol which is defined upon the process being used to generate a secured encrypted path and keep the users’ data private and safe. Our Privacy solution is available for iOS and Android users. Its most common use is to guard against hackers and snoops on public networks and is also useful to hide IP addresses for anonymous browsing, and to protect personal data on any Wi-Fi network.

In this segment, our engagements include monthly or annually renewable contracts, upon the customer’s discretion, where we offer multiple plans.

As mentioned above, since July 2023 we scaled down operations in this segment by discontinuing further investment into acquisition of new customers, and we continue to maintain our products and the service only to current paying users.

Web Data Collection Background

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

The challenge is that it has become common for internet websites to change their displayed information based on user IP address, location, and demographic attributes. For example, flight prices to the United States may differ for a person browsing an American airline from New York rather than browsing the same flight from London. In addition, to conduct competitor analysis, price comparisons and data extraction, companies need to access websites as a “simulated user” to capture the real and accurate information.

From these needs, the market of web data collection services has emerged, allowing businesses to gather data over the Internet using different types of IP addresses (ISP, residential, data center, mobile) from various locations around the world. Web data collection services support a wide variety of use cases and provide several significant benefits to their business users. For example, cyber and web intelligence companies can collect data anonymously and infinitely from any public online source, advertising or ad networks can view their advertisers’ landing pages anonymously to ensure they do not contain malware or improper advertising, online retailers can gather comparative pricing information from competitors, and businesses may utilize these IP addresses to test their websites from different cities in the world.

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

Rotating proxy servers tend to be used by companies to simulate actual customers in different locations and to collect data, also known as web data collection. Ever since the commercialization of the web, companies have developed increasingly better ways to target consumers via advertising and marketing to the point of adjusting pricing based on a location or even per customer basis. As companies put more of their product information online, this customer targeting made it very difficult for competitors and customers to monitor and/or compare pricing and product availability that can vary so much because of targeting. Websites today recognize customers to show different advertising, content and pricing based on location and other identifiable information. Companies further evolved to prevent competitors from accessing their data via blocking their company’s entire range of IP addresses. This prevents companies from comparing pricing, security companies from conducing audits for or detecting malware on malicious sites, and even website owners themselves from verifying their advertising is safe and being delivered properly from their ad vendors.

In the age of information technology, data is arguably the world’s most precious resource and the way we use and consume data has evolved considerably. Publicly available web data is one of the main driving forces behind digital transformation and helps corporations and brands to develop, improve and build business strategies faster. The web data collection market includes a variety of vendors in addition to NetNut, including Bright Data, Similarweb Ltd., Oxylabs Networks Pvt. Ltd., SmartProxy, and others.

Market Size and Growth Drivers of the ADCL Market

In today’s market-driven economy, data collection, retrieval, and its analysis, is the lifeblood by which companies make their business decisions. As both traditional and online businesses become increasingly more competitive, so does their need for larger amounts of empirical, statistical, anecdotal, behavioral, and projected data to be analyzed in real time in order to compete. The internet is full of various information: big data, software data, analytics, content, and others. Data-oriented strategies that companies follow require data collection and analysis. Every click, search, and interaction on the internet generates information, waiting to be deciphered. Businesses, both big and small, realize that their survival and success heavily depend on how well they can collect, interpret, and act on this data, allowing companies to make informed decisions and adhere to stable advancement. As straightforward as data collection might seem, it’s not without challenges. IP blocking, inaccurate data due to location restrictions, and concerns about privacy and anonymity are some of the hurdles data collectors often face. To combat these issues, more and more businesses are turning to proxies.

●	We believe that existing and new customers seek this end-to-end solution because it provides them with;

a.	A more complete Data Set, derived from a more complete set of data that was comprised and collected from a global IPPN network which has open (proxy) global access to more websites (without localized “silo effect” bias) at real-time throughput – and all written and driven on the same software code,

b.	A more accurate Data Set, which is stored, structured, and updated as the information gathered from (a) web site change(s) (either minute by minute on social media sites, hours on e-commerce sites or weeks on government sites). NetNut’s newly introduced AI-based Data Collection Service, or DCS, solutions were designed to automatically learn the design of websites, thus allowing fast and simple data collection, while ensuring the highest levels of data accuracy with the least human involvement in the process,

c.	A faster and more efficient data gathering and analysis experience, based on NetNut’s IPPN capability in processing enormous amounts of data at hundreds of terabytes per second for our customers,

d.	A more central management/dashboard – our customers can utilize a single dashboard via which they can order, track, manage and pay for any of NetNut’s four main solution or service packages.

According to research by Grand View Research, the global data collection market size was valued at $2.2 billion in 2022, expected to expand at a compound annual growth rate of 28.9% from 2023 to 2030 to reach $17.1 billion by 2030.1

[1] https://www.grandviewresearch.com/industry-analysis/data-collection-labeling-market#:~:text=The%20global%20data%20collection%20and%20labeling%20market%20is%20expected%20to,USD%2017.10%20billion%20by%202030

Our Solutions/Services

Following our acquisition of NetNut in June 2019, we launched our web data collection services. The services are based on partnership agreements with tens of ISPs around the world, as well as our proprietary software deployed at data centers and devices which enable our customers to access the internet through millions of end points globally and collect valuable data for their needs. The services’ performance and scalability are enhanced by our proprietary proxy traffic optimization and routing technology.

Customers in the web data collection market use the proxy service for various needs and for a wide variety of use cases, as mentioned above. To address all these use cases, different types of web data collection services are needed. For some of the use cases, the web data collection service needs to be fast and stable and allow customers to use the same IP address for long time periods, while for others, the most important factor of a web data collection service is its ability to provide a different IP address for each request in order to be able to get a full picture of the collected data. For these reasons, providers in the web data collection market are required to provide a wide selection and web data collection service types. We have invested heavily in the last year in expanding our offering in order to become a leading provider in this market.

Our solutions’ main advantages over competitors include:

●	NetNut’s web data collection service has been designed to handle massive amounts of traffic, with the capacity to process hundreds of terabytes per second.

●	Our web data collection service has the widest set of IP options offered to our customers.

●	Our direct connections to top ISPs worldwide allow for fast and reliable access to any geo-targeted web data.

●	NetNut has formed strategic partnerships with leading ISPs and technology providers to enhance its network capabilities and offer customers the best possible solution.

●	NetNut’s solution has been rigorously tested and validated by independent research firms and experts in the field.

●	Results have shown that the company’s solution outperforms its competitors in terms of speed, security, and reliability.

●	NetNut’s solution has received positive feedback from customers, with many praising its fast, secure, and reliable performance.

●	The Company has received recognition from industry experts for its innovative approach to proxy solutions.

Strategy

As the future of data collection unfolds, we believe that proxies will continue to play a vital role in enabling comprehensive and ethical big data analytics. We therefore seek to leverage our existing IPPN Solutions and service offering to enter the much larger Automated Data Collection & Labeling Market, or the ADCL Market, which is projected to reach $17 billion dollars by 2030 according to Grand View Research. We believe that our IPPN’s unique architecture, which includes our patented reflection technology, the way we make use of our AI and machine learning algorithms, the flexibility and scalability of our network, effective IP rotation for scaling proxy usage and our hands-on experience with industry best practices to collect data ethically and effectively, uniquely position us to enter the ADCL Market.

We believe that the key drivers of our business growth are based on:

●	Enterprise Customers Seek a Full End-to-End Solution: which includes providing a full data set collected through the full end-to-end process, from the IPPN Solution to the web data collection tools, to the data processing process.

●	Increasing Growth in Data-Backed Decision Making: The growing importance of accurate, and real time data requires tight control and monitoring of each element of the process.

●	Increasing Use of AI-based Data Optimization: Data collection and labeling is playing an increasingly important role in developing the accuracy, functionality and modeling of AI-based systems currently being developed to optimize the analysis of data.

●	Increasing Use of Complex Forms of Digital Marketing; Particularly through social media, requires better and more efficient use of automated real-time data collection and labeling.

The ADCL Market is an inherent evolution for the growth of our business where we look forward to:

●	Leveraging on our key strengths in the IPPN business (i.e. stable global network presence, pinpoint accuracy, at high-speed data throughput) to add and bundle together an overall ADCL Service Package, which will include a DCS, a Data Set Library, or DSL, and DSL Insight & Analysis service.

●	Growing our revenue base both outwards (i.e. cross-sale of ADCL Service Package to existing IPPN customers) as well as upwards (i.e. upsizing existing IPPN service packages required to meet the increasing demand of customers who migrate to our ADCL Service Package.

●	Improving overall margin growth, resulting from the sale of DSLs which (once created for one client) can be re-sold as an off-the-shelf product at diminishing marginal costs.

Below is the complete stack of solutions and service offering that we intend to provide in the ADCL Market, along with our current offering in the IPPN market.

NetNut’s Unique Value Proposition in the ADCL Market

We believe that once we have completed development of our ADCL Service Package (i.e., our DCS, our DSL and our DSL Insights & Analysis solutions and service offerings), we will be uniquely positioned as one of the only vendors offering a full end-to-end solution, combining IPPN and ADCL and grow into a market leader in the ADCL Market.

We plan to sell our ADCL solutions using the following models:

●	Data Collector based pricing – where the customer uses our Data Collector solution to collect data from the world wide web. The customer effectively requests to collect data from the world wide web using our solutions and only pays for the actual data that was collected from their request. The service is priced per each one-thousand requests.

●	Data Records based Service Packages – customer purchases from us a list of records that NetNut compiles according to search and data preference instructions received from the customer. Pricing is based on a per record basis.

We aim to be a leading global vendor of data collection and analysis. We currently have a footprint in almost every major geographical region in the world, including North, South and Central America, Europe, Southeast Asia, the Middle East and Africa. We continue to develop our plug and play Data Collection offering as we have witnessed that rather than developing their own APIs, existing and new customers prefer to rely on our technology, experience and know how to direct them in their strategy for collecting data. Our Strategy spans the following:

o	Upsizing our IPPN Solutions packages to existing customers,

o	Cross-Selling our ADSL service package (including DCS, DSL and DSL Insight & Analysis) to existing customers,

o	Achieving rapid market traction in the ADSL Market with small and medium enterprises, and

o	Improving margin growth through the re-sale of “off the shelf” DSL solutions

Customers and Competition

The markets in which we operate are characterized by intense competition, constant innovation and evolving security threats. Our current and potential future competitors in the web data collection service segment include providers such as Similarweb, Bright Data, Oxylabs Networks, and others; and in the consumer internet access, we compete with providers such as Kape Technologies, Nord VPN, McAfee, Norton LifeLock, Aura and others.

In the last several years, our customer base in the Enterprise Internet Access business has steadily increased. As of December 31, 2023, we had approximately 700 customers, primarily small, medium and enterprise business segments. As mentioned above, since July 2023 we scaled down operations in the Consumer Internet Access segment by discontinuing further investment into acquisition of new customers, and we continue to maintain our products and the service only to approximately 5,000 current paying users.

Our enterprise customers span multiple different industries and include advertising and media companies, financial organizations, cyber security companies, industrial and commercial companies, online companies, education institutions, the AI recruitment market and more. They primarily use our platform when they are seeking to;

●	provide their own customers with comparative pricing for goods and services on the internet,

●	compare pricing of their own goods and services to those of their competitors,

●	verify the validity of third-party advertisements on the internet which advertise their goods and services to ensure that they are accurate and do not contain malware,

●	confirm and validate that the search engine optimization methods they use to attract traffic to their web site perform as they should,

●	extract data from other web sites which they can use as their own, and/or

●	monitor the internet to ensure proper use of their brand.

The Problems We Solve for Our Customers

Our customers use our IPPN Solutions and services to solve the various problems that they experience when trying to collect data from the internet, such as:

●	Need for Access to Web Sites - our customers often seek to collect accurate data from web sites that change their display information based on demographic attributes and contain restrictions on the number of times per day that their web site could be visited.

●	Need for Anonymity when Collecting Data from Web Sites - our customers seek to collect data from the internet anonymously.

●	Need for Automation during the Data Collection Process - our customers need a fast and automated solution without erroneous or delayed information.

●	Need to Uniform Data Across Different Geographies - the “silo effect” whereby the same product is offered by the same vendor but at different prices, depending on which country (i.e. IP address) that the end-user logs in from. Our customers need to “break through” this “silo effect” in order to offer their end-customers with unified comparative pricing across the globe.

●	Need to avoid loss of Data Bits - our customers use our IPPN Solution to avoid the type of tracking technologies that can “steal” bits of data from the overall data that they are collecting from web sites on the internet.

Our Solution & Services Offering

Our offered solutions and services are designed to enable our customers to fan out across millions of internet end-points within seconds in order to collect data across all business sectors while guaranteeing anonymity. The security, stability, and speed of our service is based on our;

●	Global IP network that we have built through the various different partnership agreements we have with IP and ISP providers around the globe;

●	Global IP network’s ability to “rotate” between different pools of IP addresses;

●	Global IP network’s use of different types of IP proxies (i.e. residential-based proxies, data center-based proxies, mobile-based proxies);

●	Global IP Network’s traffic “routing” software that we deploy at data centers across the globe; and

●	Our proprietary reflection technology, which was designed to enable asymmetric routing of internet traffic through client devices (e.g. desktop computers) to allow us to provide additional exit points around the globe to our customers.

IPPN Product Offering and Business Model

We offer our IPPN Solution to our customers to either: (a) develop their own data collection tools and utilize our network for data collection purposed, or (b) use our “plug and play” data collection solution where our customers rely on our own experience (in data collection) to pre-define for them the parameters of the data they seek to collect. Based on our recent experience with our customers, we believe that in the coming years, the plug and play solution will be the solution that customers will prefer.

Most of the customers purchase our IPPN Solutions and services using periodic packages ranging between one month to one year or per actual consumption where the service is a package that is priced in terms of pre-defined data packets, for example, where the customer purchases a 5TB (terabytes) package of IPPN + ADCL services and is priced at units of gigabytes used within the terabyte package. The packages can be either renewed automatically or by election, based on the customers’ preferences. We offer various pricing tiers based on pre-set and customizable packages. We enter into longer-term engagement agreements with our larger enterprise customers as well as into engagements with resellers for the purpose of reselling our services to their customers.

We believe that the key to our historical and future business success is based on:

●	Our Fast, Secure and Automated IPPN Solutions - providing comprehensive, anonymously acquired and geographically diverse data collection services for the creation of robust datasets for our customers,

●	Our Extensive Global IP Network - based on many agreements with ISPs around the globe, enabling us to provide multiple and differing types of proxies in over 180 countries around the globe, providing tens of millions of exit points to our customers,

●	Our Strong Industry Recognition and First Mover Advantage - Our IPPN solution has been rigorously tested and validated by independent research firms such as Proxyway and Absolute Reports, and in-the-field experts such as G2 and Trustpilot.

Our Unique IP

Our intellectual property and our right to use and protect it are important to the success of our business. We rely on a combination of copyright, trademark, trade secret and patent laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual protections, to protect our intellectual property rights, including our proprietary technology, software, know-how and brand.

Intellectual property is at the core of our data collection platform and the basis of our solutions.

Our intellectual property is comprised of our proprietary reflection technology, carrier grade routing technology, and our reverse access technology.

Carrier grade routing technology

Our unique carrier grade routing technology system is based on software which is installed both on our global access servers’ network and on servers at the premises of ISPs that are part of our global network platform. This software allows the ISPs to share the existing IP addresses with external customers (our customers) without any effect on their current users and without the need to allocate these IPs specifically for our customers. The software can handle the connectivity between hundreds of our global access servers and the ISPs’ networks and is able to manage the routing on the transmission control protocol level of hundreds of thousands of concurrent connections without any degradation in the network performance.

Reflection technology

Our reflection technology is patent protected in the United States (patent number 11,818,104) titled “Anonymous Proxying”. The patent describes a revolutionary method, which brings a novel twist to traditional proxy services. Unlike conventional anonymous proxies, where proxy service client requests would be rerouted through an intermediate proxy device, thus potentially slowing down the connection and exposing a device’s local network to security risks, NetNut’s “reflector” method achieves the same end-result without such detour. It cleverly uses the IP address of an intermediate device to initiate the connection, and after this initial step, client requests are sent directly to the target server. This method retains the benefits of using a proxy, while masking the original IP address and avoiding the usual bottleneck of channeling all traffic through a third-party device. The result is a secured, faster, more efficient, and streamlined method of connecting to the internet, with all the advantages of a proxy but none of the traditional drawbacks.

Reverse access technology

Our reverse access technology is patent protected in the United States (patent number US9935958 (in re-issue) and US10110606 titled “Reverse Access Method for Securing Front-End Applications and Others”). The Reverse Access patent addresses a problem of securing access to external-facing computing resources or services, which are often subject to aggressive hacking efforts by malicious actors and other unauthorized persons. The Reverse Access patent solves this problem by providing a “reverse access” mechanism, whereby incoming requests addressed to the services provided from within the local network can be serviced over an outgoing connection initiated and controlled from within the local network, rather than allowing such requests to be initiated directly from outside. The solution provided by the Reverse Access patent thereby reduces the risks to the participants of deploying such services on large public networks, such as the Internet. As such, the Reverse Access patent provides a technical solution to a problem that is unique to computer network communications, and moreover does so by an inventive mechanism wherein the ordinary flow of communications in the network is reversed, to shift control over the initiation of the connection to elements inside the protected local network.

“NetNut” is a registered trademark in the United States and in Israel and pending trademark in various additional jurisdictions. Our logo, and the logos of our subsidiaries are our and our subsidiaries’ unregistered trademarks. As we continue to expand, we may face challenges registering for or obtaining trademarks in other jurisdictions.

We have additional pending patent applications, relating to current and future elements of our products and technology.

Although we rely on intellectual property rights, including copyrights, trademarks and trade secrets, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new services, features and functionality, and frequent enhancements to our platform are more essential to establishing and maintaining our technology leadership position. We are committed to fostering innovation and dedicated to pushing the boundaries of what is possible in our industry to continue and deliver exceptional value to our customers.

We control access to and use of our proprietary technology and other confidential information by implementing internal and external controls, including contractual protections with employees, contractors, customers and partners. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our software, documentation, proprietary digital insights data, proprietary technology, and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes, and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners.

Sales and Marketing

Our internal marketing and sales staff consists currently of approximately 25 people. We also work through marketing and distribution channels.

We maintain in-house marketing and sales personnel where we employ traditional and non-traditional internet-based marketing methods, tools, and techniques. We enter into engagements with resellers for the purpose of reselling our services to their customers. We maintain clear and defined key performance indicators regarding our marketing spent. We also participate from time to time in web data and internet exhibitions and conferences.

We also continue to build out and maintain third party marketing and distribution channels. We partner with marketing affiliates, all of which are performance driven and on a non-exclusive basis. The engagement with each partner or marketing entity is limited to a specific territory and/or specific customers and is not exclusive. Normally, the term of engagement with partners or marketing entities is one year and it is extended automatically, unless cancelled by one of the parties. Consideration in respect of those engagements is paid to us from time to time when sales are made by the affiliates/partners.

We use third party marketing contractors, for specific topics which we do not have expertise in, such as SEO management for our web sites, or companies specializing in marketing to specific countries, such as China. Our web site management and content writing is done in-house. In addition, we utilize local partners in certain countries such as China, where there is a language barrier as well as time zone differences.

We participate from time to time in web data and internet exhibitions and conferences.

We market our products through our website https://netnut.io and digital media.

Regulation

Regulation in the data collection market still stands as a pivotal point of discussion and contention. Governments and regulatory bodies worldwide are increasingly recognizing the importance of safeguarding user privacy and controlling the dissemination of sensitive information. Measures like the GDPR in the European Union or the CCPA in the United States signify a growing trend toward stricter guidelines governing data collection, storage, and usage. On October 30, 2023, President Biden issued an Executive Order establishing new standards for Artificial Intelligence (AI) to be implemented by federal agencies for the purpose of realizing AI’s benefits while mitigating its substantial risks issues, which are likely to affect public policy arising from AI use by companies in the private sector that use AI for business operations (such as for accounting, programming, coding and more). These regulations aim to instill transparency, accountability, and consent-based practices among entities involved in collecting and handling data, thereby fostering a more ethical and privacy-centric approach within the data collection market. However, the evolving nature of technology and the global scope of data make it an ongoing challenge to create comprehensive and adaptable regulatory frameworks that balance consumer protection with innovation and business needs.

We believe that compliance with existing regulations is imperative for companies operating in the data collection market, necessitating robust data protection measures, clearer consent mechanisms, and increased accountability to uphold consumer trust. Navigating the complex regulatory landscape of the data collection market is a priority we take seriously. Our approach hinges on proactive measures that ensure transparency, consent, and security. We meticulously outline data collection practices, ensuring clarity in our privacy policies and consent mechanisms. We maintain regular audits and assessments to keep us aligned with evolving regulatory standards, to ensure continuous compliance. We are committed to upholding the rights of individuals concerning their data, prioritizing their control and privacy while delivering top-tier data collection solutions in adherence to the evolving regulatory landscape.

C. Organizational Structure

We have three wholly owned subsidiaries: NetNut Ltd., CyberKick Ltd. and Safe-T Data A.R Ltd. In addition, NetNut Ltd. has one wholly-owned subsidiary, NetNut Networks Inc. CyberKick Ltd. owns one wholly owned subsidiary - Spell Me Ltd. and one wholly owned subsidiary under voluntary dissolution – RoboVPN Technologies Ltd.

NetNut Ltd. is our wholly owned subsidiary incorporated in Israel. NetNut operates in the field of internet access and web data collection services, which enables customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network.

CyberKick Ltd. is our wholly owned subsidiary incorporated in Israel. CyberKick operates in the field of internet access for consumers and provides powerful, secured and encrypted connection, masking the customers’ online activity and keeping them safe from hackers.

Safe-T Data A.R Ltd. is our wholly owned subsidiary incorporated in Israel. Safe-T Data operated in the field of enterprise cybersecurity, specifically in the development and marketing of information security solutions for organizations that allow secure and controlled sharing of information. In July 2023, we completed the sale of our legacy cybersecurity solutions and therefore, currently, Safe-T Data is inactive.

NetNut Networks Inc. is a wholly owned subsidiary of NetNut Ltd. NetNut Networks is incorporated in the State of Delaware, and is engaged in the field of internet access and web data collection services.

Spell Me Ltd. is a wholly owned subsidiary of CyberKick. Spell Me Ltd. is incorporated in Seychelles and is currently inactive.

D. Property, Plants and Equipment

Our headquarters is located at 30 Haarba’a St., Tel Aviv, 6473926, Israel, where we occupy approximately 4,200 square feet. We lease our facilities through NetNut. The lease ends in October 2025, with an option to extend it for one additional year. Our monthly rent payment is approximately NIS 110,000 (approximately $31,000). CyberKick’s offices are located also in the same offices.

NetNut Networks’ registered address is 4607 Library Rd Ste 220 #1067, Bethel Park, PA 15102.

We believe that our current office spaces are sufficient to meet our anticipated needs for the foreseeable future and are suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS as issued by the IASB. Our discussion and analysis for the year ended December 31, 2022, can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023.

Our Business Model

We generate SaaS revenues when customers are subscribing to our enterprise and consumer access platforms and paying for the packages they choose. The packages are usually for the earlier of one to twelve months or maximum bandwidth usage in the enterprise access segment, and for a month or a year in the consumers access segment. Our revenue is recognized on a straight-line basis over the package period.

Until July 2023, we generated revenues on the consumer access arena also from providing advertising services to enterprise customers, using marketing tools on various sites in order to persuade users to acquire our enterprise customers’ privacy products. Revenue was recognized at the point in time when a user purchased an application or software of a customer. On July 4, 2023, we announced our intention to scale down the Consumer Internet Access business operations (see “Item 4.B. Business Overview”). As a result, we ceased to generate these advertising revenues.

Also, in July 2023 we sold our legacy cybersecurity solutions, which is considered in this annual report on Form 20-F as a discontinued operation.

Key Business Metric

We monitor the key business metrics set forth below to help us evaluate and establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. Our non-IFRS key business metrics are EBITDA, EBITDA loss, Adjusted EBITDA and Adjusted EBITDA loss.

EBITDA or EBITDA loss. This is a non-IFRS financial measure that we define as a net loss from continuing operations before depreciation, amortization and impairment of intangible assets, interest, and tax.

Adjusted EBITDA or Adjusted EBITDA loss. This is a non-IFRS financial measure that we define as EBITDA or EBITDA loss, as further adjusted to remove the impact of (i) impairment of goodwill (if any); (ii) share-based compensation; (iii) contingent consideration measurement (if any).

In accordance with accounting standards, we are required to record non-cash expenses and non-core expenses, which have a material effect on our profitability. We believe that these non-IFRS financial measures are useful in evaluating our business because of varying available valuation methodologies, subjective assumptions and the variety of financial instruments that can impact a company’s non-cash expenses, and because they exclude non-core cash expenditures such as the expenses mentioned above, that do not reflect the performance of our core business. By excluding non-cash items that have been expensed in accordance with IFRS, we believe that the Company’s non-IFRS results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of ongoing operations on a consistent basis from period to period. Our management also uses both IFRS and non-IFRS information in evaluating and operating our business internally. The following tables show the reconciled effect of the non-cash expenses/income on our net loss for the years ended December 31, 2023, and 2022:

	December 31,
U.S. dollars in millions	2023	2022
Loss from continuing operations for the year	(5.6)	(12.4)
Adjustments:
Assets depreciation, amortization and impairment	3.5	2.0
Finance expense (income), net	0.6	*
Tax benefit	(0.5)	(0.3)
EBITDA loss	(2.0)	(10.7)
Adjustments:
Share-based compensation	0.9	1.6
Impairment of goodwill	6.3	0.6
Adjusted EBITDA (Adjusted EBITDA loss) for the year	5.2	(8.5)

*	Less than $0.1 million.

Factors Affecting our Performance

We rely on businesses requiring gathering data over the Internet using residential and Data Center IP addresses from various localities around the world. Also, our revenues from consumers access tools rely on consumers’ willingness to spend money in order to increase their safety and privacy while using the internet.

Our prospective customers in the enterprise access segment often do not have a specific portion of their information technology budgets allocated for products that address the next generation of privacy solutions. We invest in sales and marketing efforts to increase market awareness, educate prospective customers, and drive the adoption of our solution. We believe that we will need to invest additional resources in targeted international markets to drive awareness and market adoption. The degree to which prospective customers recognize the mission critical need for collecting valuable information from internet sites will drive our ability to acquire new customers, increase renewals and follow-on sales opportunities, which, in turn, will affect our future financial performance.

Lack of reliance on large customers

We work continuously to increase our customer base, in order to reduce reliance on large customers. During 2023, 46% of our enterprise internet access revenue derived from 34 customers who purchased services in amounts ranging between $100,000 and $1,000,000, and 22% of our revenue was generated from 131 customers who bought services at amounts range between $10,000 and $100,000. We had three customers that purchased services in amounts greater than $1,000,000, and they generated together approximately 27% of the total enterprise internet access business revenues.

Expansion from existing customers

Our large base of customers represents a significant opportunity for further sales expansion. Once a customer has purchased a subscription from us, we have historically experienced significant expansion with them over time as they add additional features, geographic coverage, users, and digital intelligence solutions. We look at the increase in spending from our customers as an indication of the value we provide them over time.

An indication of our success to increase spending from existing customers in the internet access business is our net dollar-based retention rate, or NRR, which compares our Annual Recurring Revenue, or ARR, from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period. We calculate our NRR as of a period end by starting with the ARR from the cohort of all customers as of 12 months prior to such period-end, or the Prior Period ARR. We then calculate the ARR from these same customers as of the current period-end, or the Current Period ARR. Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months but excludes ARR from new customers in the current period. We then divide the Current Period ARR by the Prior Period ARR to arrive at the point-in-time NRR. We then calculate the average of the trailing four quarter point-in-time NRR to arrive at the NRR. As of December 31, 2023, our NRR was 1.53, which means that the existing customers increased their ARR from 2022 by 53%, regardless of any increase in revenues generated from new customers.

Our ability to increase sales to existing customers will depend on a number of factors, including our customers’ satisfaction with our solutions, pricing and support, the competition and the overall changes in our customers’ spending levels.

5.A Operating Results

Components of Operating Results

Revenue

We generate SaaS revenues as detailed under “Our Business Model” above.

We believe that our business is not sensitive to seasonal trends but still, historical patterns in our business may not be a reliable indicator of our future sales activity or performance due to the early stage of the businesses we operate and recent acquisitions.

Cost of Revenues

Our total cost of revenue consists mainly of payments related to our enterprise access solutions with respect to publishers and ISPs for IP addresses, including servers’ costs required for the IP’s routing. We also have amortization of technology purchased in our acquisition of NetNut in June 2019, and personnel costs associated with our operations and global customer support, including salaries, benefits, bonuses, and share-based compensation. The personnel consist of post-sales services on-site, such as support teams that provide our customers with on-line support.

Until July 2023, we had material traffic acquisition costs and clearing fees related to the consumer internet access segment, before it was scaled down. Other costs include mainly overhead costs which consist of certain facilities, depreciation, benefits and IT costs.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our products and services, the mix of products sold, the costs related to our enterprise access solutions, the amortization of acquired technologies and the personnel costs involved in the generation of the revenue.

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

●	Research and development. Research and development expenses consist primarily of personnel costs and allocated overheads, as well as the costs of subcontractors assisting our research and development team. We expect research and development expenses to continue to increase in absolute dollars as we continue to invest in our research and product development efforts to enhance our product capabilities, address new threat vectors and access new customer markets.

●	Sales and marketing. Sales and marketing expenses consist primarily of personnel costs, incentive commission costs and allocated overhead. We expense commission costs as incurred. Until the second quarter of 2023, we had material media costs, which were required for customer acquisitions in the consumer access segment – an activity we stopped in July 2023. We also spend money on market development programs, promotions and other marketing activities, outside consulting costs, and travel expense. We expect sales and marketing expenses to continue to increase in absolute dollars as we increase the size of our sales and marketing activities and expand our international sales and marketing operations.

●	General and administrative. General and administrative expenses consist mainly of personnel costs, professional services and allocated overhead. General and administrative personnel include our executive, finance, legal, human resources and administration. Professional services included in our general and administrative expenses consist primarily of legal, auditing, accounting and other consulting costs. Our general and administrative expenses decreased in absolute dollars in 2023 due to the settlement of legal proceedings in May 2022. Nevertheless, we expect to continue to incur additional general and administrative expenses as we grow our operations and comply with public company regulations, including higher legal, corporate insurance, and accounting expenses.

Finance Expense/Income

Finance expense/income consists primarily of interest payments derived from our strategic funding (for more information, see “Item 5.B - Liquidity and Capital Resources - Change in cash and cash equivalents”). We also have exchange rate differences, which can impact our finance expense/income. We report our financial results in dollars and most of our revenues are recorded in dollars, while substantially all of the research and development expenses, as well as a portion of our cost of revenues, sales and marketing and general and administrative expenses, are incurred in NIS. As a result, we are exposed to fluctuations in exchange rates which affect our finance expense or finance income.

Comparison of the year ended December 31, 2023, to the year ended December 31, 2022

Results of Operations from Continuing Operations

	Year ended December 31,
U.S. dollars in millions	2023	2022
Consolidated Statements of Profit or Loss
Revenue	26.5	18.5
Cost of revenue	7.7	8.4
Gross profit	18.8	10.1
Research and development expenses	3.6	3.8
Selling and marketing expenses	10.0	11.8
General and administrative expenses	4.4	6.6
Impairment of goodwill	6.3	0.6
Operating loss	(5.5)	(12.7)
Financial expense, net	(0.6)	(0.1)
Loss from continuing operations before income tax	(6.1)	(12.8)
Tax benefit	0.5	0.3
Loss from continuing operations	(5.6)	(12.5)

Revenues

The following table summarizes our revenues by types for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2023	2022
Software as a Service	23.7	11.9
Advertising services	2.8	6.7
Total Revenues	26.5	18.6

Our revenues for the year ended December 31, 2023, amounted to $26.5 million, representing an increase of $7.9 million, or 42%, compared to $18.6 million for the year ended December 31, 2022. The increase is attributed to a $12.8 million increase from $8.5 million to $21.3 million (151%) in the enterprise internet access segment revenues generated by NetNut compared to 2022. These increases were partially offset by a $4.8 million decrease (48%) in the consumer internet access segment revenues, from $10.0 million to $5.2 million, due to the cessation of the advertising services in mid-2023 and the scale down in the consumer product operations and revenues.

Cost of Revenues

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2023	2022
Internet protocols addresses costs	3.8	2.1
Amortization and impairment of intangible assets and depreciation	0.9	1.1
Traffic acquisition costs	1.1	3.1
Payroll, related expenses and share-based payment	0.4	0.4
Networks and servers	0.8	0.6
Clearing fees	0.7	1.1
Other	*	*
Total cost of revenues	7.7	8.4
Gross profit	18.8	10.1
Gross profit out of revenues %	71%	55%

*	Less than $0.1.

Our cost of revenues for the year ended December 31, 2023, amounted to $7.7 million, representing a decrease of $0.7 million or 9%, compared to $8.4 million, for the year ended December 31, 2022. The decrease is primarily attributed to a $2.6 million reduction in the consumer internet access cost of revenues, mainly traffic acquisition costs which amounted to $1.1 million in 2023 compared to $3.1 million in 2022 as a result of the cessation of operation of the advertising services. The decrease is also attributed to a $0.6 million reduction in amortization and impairment of intangible assets due to the consumer internet access segment scale down. The decrease was offset by a $2.5 million increase in the enterprise internet access segment cost that supported the sharp increase in this segment’s revenues.

Gross Profit

As a result of a higher increase in revenues compared to cost of revenues, gross profit grew by $8.7 million to $18.8 million, representing an 86% increase during 2023, compared to gross profit in 2022.

Research and Development Expenses

The following table summarizes our research and development costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2023	2022
Payroll, related expenses and share-based payment	2.9	2.8
Subcontractors	0.2	0.6
Other	0.5	0.4
Total Research and development expenses	3.6	3.8

Our research and development costs for the year ended December 31, 2023, amounted to $3.6 million, representing a decrease of $0.2 million, or 5%, compared to $3.8 million for the year ended December 31, 2022. The research and development costs of the consumer internet access segment decreased from $1.85 million in 2022 to $0.8 million in 2023 due to the scale down in this segment’s operations. The reduction was offset by a $0.8 million increase (40%) in the development costs of the enterprise internet access segment, mainly due to higher headcount and payroll costs.

Sales and Marketing Expenses

The following table summarizes our sales and marketing costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2023	2022
Payroll, related expenses and share-based payment	4.5	3.9
Media costs	1.5	5.6
Professional fees	0.1	0.1
Marketing	0.7	0.8
Amortization and impairment of intangible assets and depreciation	2.8	1.0
Other	0.4	0.4
Total Selling and marketing expenses	10.0	11.8

Our sales and marketing expenses totaled $10.0 million for the year ended December 31, 2023, a decrease of $1.8 million, or 15%, compared to $11.8 million for the year ended December 31, 2022. The sales and marketing costs of the consumer segment decreased by $5.6 million from $7.7 million in 2022 to $2.1 million due to the scale down in this business’ operations. The decrease was offset by an increase of $1.6 million in the enterprise internet access segment (43%), as a result of the increase in revenues which required higher resources and increased incentive payments.

General and Administrative Expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2023	2022
Payroll, related expenses and share-based payment	2.0	2.1
Professional fees	2.1	4.0
Other	0.3	0.6
Total General and administrative expenses	4.4	6.7

Our general and administrative expenses totaled $4.4 million for the year ended December 31, 2023, a decrease of $2.3, or 34%, compared to $6.7 million for the year ended December 31, 2022. The decrease is primarily due to a $2.4 million reduction in legal fees connected to intellectual property protection activities, with respect to patent related proceedings that were resolved by a settlement on May 17, 2022.

Impairment of Goodwill

We recorded impairment of goodwill of $6.3 million related to the CyberKick cash-generating-unit in 2023, compared to a goodwill impairment of $0.6 million related to the NetNut Networks cash-generating-unit in 2022.

Operating Loss

As a result of the foregoing, our operating loss for the year ended December 31, 2023, was $5.5 million, compared to an operating loss of $12.7 million for the year ended December 31, 2022.

Financial Expenses, net

We had net financial expenses of $0.6 million for the year ended December 31, 2023, compared to net financial expenses of $0.1 million for the year ended December 31, 2022. The increase is mainly related to interest expenses related to the fully repaid bank short-term loan and the strategic funding loan, as well as finance expenses related to the September 2023 private placement.

Taxes on income

We had a tax benefit of $0.5 million for the year ended December 31, 2023, compared to a tax benefit of $0.3 million for the year ended December 31, 2022. The increase resulted primarily from a recognition of deferred tax assets in NetNut because it expects to utilize them against future taxable income, as well as reduction in deferred tax liabilities as a result of the intangible assets impairment.

Loss from continuing operations

As a result of the foregoing, our loss from continuing operations for the year ended December 31, 2023, was $5.6 million, compared to a loss of $12.5 million for the year ended December 31, 2022.

5.B Liquidity and Capital Resources

Overview

As of February 29, 2024, our cash and cash equivalents of approximately $14.0 million were held for working capital, capital expenditures, investment in technology and business acquisition purposes. We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for the next twelve months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, the continuing market acceptance of our products and our pursuit of strategic opportunities, including, but not limited to, strategic acquisitions. If we are unable to raise additional capital when desired or can’t generate profit from operating activities, our business, operating results, and financial condition would be adversely affected.

Results of cashflows from continuing operations

	December 31,
U.S. dollars in millions	2023	2022
Net cash provided by (used in) continuing operating activities	4.7	(7.1)

Net cash provided by continuing investing activities	0.6	5.1

Net cash provided by continuing financing activities	2.2	2.6

Change in cash and cash equivalents	7.5	0.5

Cash Flows Provided by (Used in) continuing Operating Activities

During the year ended December 31, 2023, net cash provided by continuing operating activities was $4.7 million, primarily attributed to cash flows from customers’ payments which exceeded the cost of revenues and the operational costs, primarily form the enterprise internet access segment. This positive figure represents a $11.8 improvement compared to the $7.1 million used in continuing operating activities during the year ended December 31, 2022. The improvement is attributed to the growth in the enterprise internet access segment, combined with material cost reduction in the consumer internet access segment due to this business being scaled down, mainly in operating costs. Also, the Company benefited from a reduction of $2.4 million of legal fees, due to patent related proceedings that were resolved by a settlement on May 17, 2022.

During the year ended December 31, 2022, net cash used in continuing operating activities was $7.1 million, primarily attributed to operational costs which exceeded cash flows from customers’ payments. The increase of $2.2 million compared to $4.9 million used in continuing operating activities during the year ended December 31, 2021, is attributed to the increased loss from the consumer access segment, due to the full consolidation of CyberKick’s operations in 2022, compared to half a year of consolidation in 2021.

Cash Flows Provided by continuing Investing Activities

During the year ended December 31, 2023, net cash provided by continuing investing activities was $0.6 million, compared to $5.1 million during the year ended December 31, 2022. The cash generated in 2023 resulted from a repayment of restricted deposits in the amount of $0.7 million compared to the sale of short-term investments in the amount of $5.7 million during 2022.

During the year ended December 31, 2022, net cash provided by continuing investing activities was $5.0 million, due to the sale of the short-term investments, as stated above, compared to net cash used in continuing investing activities of $9.8 million during the year ended December 31, 2021, which stemmed from the investment of $5.8 in short-term investments and $3.7 million that was paid with respect to the purchase of CyberKick.

Cash Flows Provided by continuing Financing Activities

During the year ended December 31, 2023, net cash provided by continuing financing activities was $2.2 million, primarily attributed to funding from a private placement, our ATM (as defined below) and warrants exercises in the aggregate net amount of $4.7 million. The amount was offset by a repayment of short-term bank loans ($1.6 million) and net repayments related to the strategic long-term loan ($0.5 million), as well as by increased lease payments of $0.3 million.

During the year ended December 31, 2022, net cash provided by continuing financing activities was $2.6 million, primarily attributed to short-term bank loans ($1.6 million) and proceeds from long term loan, net after repayments ($1.4 million). The cash provided by the loans was partially offset by increased lease payments of $0.4 million.

Change in Cash and Cash Equivalents

As a result of the foregoing, our cash and cash equivalents from continuing operations increased in the amount of $7.5 million during the year ended December 31, 2023, compared to an increase in the amount of $0.5 million during the year ended December 31, 2022.

United Mizrahi-Tefahot Bank Credit Line

We drew a $1.6 million short-term bank loan from our $2 million one-year credit line which was secured from Mizrahi Bank on May 25, 2022. Amounts drawn under the credit line bore interest at the Secured Overnight Financing Rate plus 5.5% per annum and were payable quarterly for the actual withdrawn balance. The credit line offered three times multiple on eligible revenues, was secured against all the assets of CyberKick, was guaranteed by us and included a refundable deposit by us of $0.5 million. On April 13, 2023, the line of credit agreement was extended until March 31, 2024, under the same terms. On August 9, 2023, the entire loan balance was repaid.

Strategic Funding

On August 8, 2022, we signed a strategic funding agreement with O.R.B. Spring Ltd., or O.R.B., as further amended, of up to $4.0 million to support the growth of our consumer access solutions and its customer acquisition program. The repayment of the funding was based on a revenue share model in connection with sales generated from new customers acquired with each funding installment. On October 27, 2022, we amended the agreement with O.R.B. to provide for the cancellation of funding milestones as well as the removal of any discretion previously granted to O.R.B. in connection with the additional $2 million funding out of the $4 million facility. On September 7, 2023, in furtherance of our decision to scale down operations of our consumer internet access business to focus on revenue that yields high return on investment and profitability, the Company and O.R.B. agreed to further amend the O.R.B. agreement. Pursuant to the amendment, O.R.B. agreed to (i) cancel and waive all rights in connection with the warrants issued to O.R.B. as part of the O.R.B. agreement (a total of warrants to purchase 5,006,386 ordinary shares of the Company in aggregate), (ii) waive any entitlement to a percentage, portion, or share of revenue in connection with the principal facility amount withdrawn by the Company (which amounted to an aggregate total of $2.55 million), and (iii) extend the repayment schedule of the principal facility from 24 to 30 months, at the Company’s discretion. Following final repayment of the principal facility, the Company is entitled to all revenue resulting and generated from the consumer internet access business. In consideration for said amendments of the O.R.B. agreement, O.R.B. was entitled to a total of $0.5 million.

As of December 31, 2023, we received aggregate funding of $2.55 million and repaid to O.R.B. an amount of approximately $1.3 million from the revenues that were generated as a result of the funding, and approximately $1.25 million is currently outstanding.

Private Placement

On September 14, 2023, we completed a private placement offering of an aggregate of 187,225 units, or the Units, at a purchase price of $22.70 per Unit. Each Unit consists of 10 ADSs and one non-tradeable warrant, or the PP Warrants, each exercisable into three ADSs. Net proceeds totaled to $3.82 million, after deducting offering costs of approximately $0.4 million.

The PP Warrants are exercisable at any time after the date of issuance for a period of thirty (30) months from the offering date upon payment of an exercise price of $2.72 per ADS. In addition, we issued an aggregate amount of 91,851 warrants to purchase 91,851 ADSs to placement agents, or the Agent Warrants, which can be exercised at an exercise price of $2.27 per ADS within 30 months from the offering date.

Mr. Chen Katz, our Chairman of the Board of Directors, Mr. Shachar Daniel, our Chief Executive Officer, and Mr. Shai Avnit, our Chief Financial Officer, invested an aggregate of $1.05 million in the private placement offering. Mr. Katz and Daniel used, in part, $400 thousand each loaned to them in a non-recourse loan, by the rest of the investors in the private placement, other than Mr. Avnit. The loans bear an annual interest of 8% and should be repaid in three equal installments on September 14, 2024, March 14, 2025, and September 14, 2025. Mr. Katz’s and Daniel’s loans are secured by ADSs they already own and the ADSs they purchased in the private placement along with their PP Warrants.

As of March 10, 2024, 344,672 PP Warrants were exercised to 344,672 ADSs in exchange for $938 thousand and 91,851 Agents Warrants were exercised to 91,851 ADSs in exchange to $209 thousand.

At the Market Offering (“ATM”)

In November 2022, we entered into an ATM Sales Agreement, or the Sales Agreement, with ThinkEquity LLC, or the Sales Agent, pursuant to which we could offer and sell, from time to time, through the Sales Agent ADSs, for an aggregate offering price of up to $5 million. The ADSs were to be offered and sold pursuant to our shelf Registration Statement on Form F-3 (File No. 333-253983), or the F-3, which became effective on March 15, 2021, and the prospectus supplement relating to the Sales Agreement, dated November 25, 2022. In that regard, we registered up to $100,000,000 of the ADSs on such registration statement. Upon termination of the Sales Agreement, any portion of the $5 million included in the Sales Agreement prospectus of the F-3 that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the F-3, and if no ADSs are sold under the Sales Agreement, the full $5 million of securities may be sold in other offerings pursuant to the F-3.

During 2023, the Company issued 2,393,740 ordinary shares through an ATM offering for total consideration of $768 thousand, before deducting issuance costs of $164 thousand. On August 30, 2023, the Company announced the termination of the ATM offering, effective immediately.

Current Outlook

Until December 31, 2022, we financed our operations primarily through proceeds from sales of our equity securities, and recently also from long- and short-term loans. We have incurred losses and generated negative cash flows from operations since our inception. During 2023, we financed our operations mainly from cash generated from operating activities.

As of February 29, 2024, our cash and cash equivalents were approximately $14.0 million. We expect that our current resources will be sufficient to meet our anticipated cash needs for the next twelve months. Our operating plans may change as a result of many factors that may currently be unknown to us, which may impact our funding plans. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the scope of our general and administrative expenses; and

●	potential future acquisitions.

5.C Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Operating Expenses” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of the year ended December 31, 2033, to the year ended December 31, 2022 — Research and Development Expenses, net.”

5.D Trend Information

The trends impacting us are described elsewhere in this annual report on Form 20-F, including in Items 3.D., 4.B., 5.A. and B. and 10.C.

5.E Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2023, included elsewhere in this annual report in Form 20-F. We believe that the accounting policies below are critical to fully understand and evaluate our financial condition and results of operations.

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

Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it may be impaired. For the 2023 and 2022 reporting periods, the recoverable amount of our CGUs was determined based on value-in-use calculations which require the use of assumptions. As a result, for the years ended December 31, 2023, and 2022, we recorded goodwill impairment loss of $6,311 thousand and $569 thousand, respectively.

Advertising revenues

We generate revenues from the distribution of security and privacy products of third-party developers in various digital properties. Advertising revenue is recognized at the point in time when a user purchases a product of a customer and is considered a single performance obligation. Commencing the second half of 2023, advertising revenue is immaterial.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our office holders1 as of the date of this on annual report in Form 20-F:

Name	Age	Position	Audit Committee(2) Member	Compensation Committee Member

Chen Katz	52	Chairman of the Board of Directors

Shachar Daniel	46	Chief Executive Officer, Director

Shai Avnit	58	Chief Financial Officer

Omer Weiss	37	Legal Counsel

Avi Rubinstein	57	Director

Yehuda Halfon	45	Director (3)	X	X

Rakefet Remigolski	52	Director (3)	X	X

Moshe Tal	62	Director (3)	X	X

(1)	“Office holder” as defined under the Israeli Companies Law: “general manager, chief business manager, deputy general manager, vice-general manager, any person filling any of these positions in the company even if he holds a different title, and a director or any other manager directly subordinate to the general manager”.
(2)	The Audit Committee serves also as the Financial Statements Examination Committee pursuant to regulations under the Israeli Companies Law.
(3)	Independent Director (pursuant to regulations under the Israeli Companies Law and Nasdaq Stock Market rules).

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

Shai Avnit, Chief Financial Officer

Mr. Shai Avnit has served as our Chief Financial Officer since June 2016. Mr. Avnit has extensive experience in managing financial, operational, administrative and legal affairs in companies within the software, medical device and consumer electronics, as well as vast experience in public and private fund raising, mergers and acquisitions and structural reorganization. Mr. Avnit served as the chief financial officer and other leading financial positions in several hi-tech companies, both public and private including as the chief financial officer during 2001-2002 in Valor Computerized Systems (then a public company traded on the German stock exchange Neuer Markt), a controller during 1996-2000 in Card Guard Scientific Survival, a then public company then traded in the Six Swiss Exchange under the name LifeWatch (symbol LIFE), a part time chief financial officer during 2007-2017 in EnzySurge Ltd., a part time chief financial officer during 2011-2017 in BioProtect Ltd., a part time chief financial officer during 2008-2011 in BriefCam Ltd., a part time chief financial officer during 2006-2010 in Lumio Inc. and a part time Finance Director in Primavera-Prosight Ltd. (acquired by Oracle) during 2002-2011. Mr. Avnit holds a B.A. in Accounting & Economics as well as an M.B.A. with majors in Finance and Marketing, both from Tel Aviv University.

Omer Weiss, Legal Counsel

Mr. Omer Weiss has served as our Legal Counsel since March 2024. Prior to joining us, he worked as a lawyer at the Capital Market Practice of the Tel Aviv law firm Raved, Magriso, Benkel & Co. from 2012 to 2017. Following this, he continued his legal career at the Capital Market Practice of the Tel Aviv law firm Shibolet & Co. from 2018 to 2024, where he earned a promotion to partner in 2022. With a robust background in commercial and capital market practices, Mr. Weiss has established a commendable track record representing a diverse array of public and private companies, both locally and globally. He holds a Bachelor of Laws (LL.B) and a Bachelor of Business Administration (B.B.A) from Reichman University, as well as a Master of Laws (LL.M) from Tel Aviv University.

Avi Rubinstein, Director

Mr. Avi Rubinstein has served on our board of directors since October 2021. Mr. Rubinstein also serves as the President of Ilanor Ltd. Prior to his appointment as a director, Mr. Rubinstein served as Chief Business Officer of our subsidiary, Safe-T Data A.R Ltd., from February 2020 until October 2021. Prior to joining Safe-T Data, from 2014 to 2015, Mr. Rubinstein served as Vice President, Product Marketing and Business Development of Nice Systems Ltd. (Nasdaq: NICE). Mr. Rubinstein co-founded Inpedio BV, a provider of cyber solutions, and served as its chief executive officer between 2016 and 2019. After serving as co-founder of Ectel Ltd., and general manager of Ectel US Inc. and was the co-founder of StorWiz in 2004, which was acquired by IBM in 2010. He also was the co-founder and chief executive officer of VideoCodes in 2004, which was acquired by Thompson in 2008. Mr. Rubinstein also served as a member of our advisory board between 2014 and 2019, and with CyberX Labs (cyber defense for critical infrastructure) since 2014 and also provided management and/or consulting services on an hourly basis to different companies between 2008 to 2020.

Yehuda Halfon, Director

Mr. Yehuda Halfon has served on our board of directors since March 2016. Between 2009 and January 2022, Mr. Halfon served as the chief executive officer at Cooperica Property Ltd., which owns and manages real estate properties in Israel. In addition, between 2010 and January 2022, Mr. Halfon served as the chief financial officer of Local Developing Germany GmbH, which owns a large portfolio of residential assets in Germany. Since 2022, he has been an independent real estate entrepreneur. Mr. Halfon holds a B.A. in Accounting and Economics from the Hebrew University in Jerusalem and an M.B.A from the Open University of Israel. Mr. Halfon is a certified public accountant in Israel.

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

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers, or others pursuant to which any of our executive management or our directors were selected. See “Item 7.B. Related Party Transactions” for additional information.

B.	Compensation

Compensation

The following table presents in the aggregate all compensation we paid to our office holders as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing the Company with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2023. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.6898 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2023.

	Salary, bonuses and Related Benefits(1)	Pension, Retirement and Other Similar Benefits	Share Based Compensation*
All office holders as a group, consisting of 7 persons	$925	$94	$319

(1)	Represents the office holders’ gross salary plus payment of mandatory social benefits made by the company on behalf of such officer. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

*	Resulting from options to purchase an aggregate of 3,060,829 Ordinary Shares granted to all office holders as a group, at exercise prices between NIS 1.27 (approximately $0.35) and NIS 6.04 (approximately $1.67) per share with expiration dates between August 2, 2030, and November 28, 2032, and 900,000 restricted share units, or RSUs, vesting fully until January 19, 2027. The share-based compensation was calculated based on the binomial model.

The table below reflects the compensation granted to the five most highly compensated senior officers5 during or with respect to the year ended December 31, 2023.

Annual Compensation- in thousands of USD –

Office holders	Salary, Fees and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation		Total
Shachar Daniel	405	49	106	(1)	560

Jeffy Binhas	571	37	19	(2)	627

Moshe Kremer	570	-	24	(3)	594

Tomer Cohen	345	39	24	(4)	408

Ezra Mualem	348	-	27	(5)	375

“Senior officer” as defined under the Israeli Securities Law 5728-1968, or the Securities Law, includes the definition of an officer, as defined in the Israeli Companies Law, and also the chairman of the board of directors, a substitute director, an individual who under section 236 of the Israeli Companies Law was appointed on behalf of a corporate and who serves as director, accountant, internal auditor, independent signatory and every person who holds a said position, even if the title of his position is different, and also a senior officer in a body corporate controlled by the body corporate, who has substantive influence over the body corporate, and every individual who is employed by the body corporate in a different position and holds 5% or more of the nominal value of the issued share capital or of the voting power, as the case may be; for this purpose. We are providing this disclosure as good practice although we are not required to report or provide such disclosure pursuant to the Israeli Securities Law.

(1)

Resulting from options to purchase an aggregate of 1,080,000 Ordinary Shares, at exercise prices ranging between NIS 1.51 (approximately $0.42) to NIS 6.04 (approximately $1.67) with expiration dates between September 15, 2030, and November 28, 2032, and 300,000 RSUs.

(2)	Resulting from options to purchase an aggregate of 100,002 Ordinary Shares, at exercise prices ranging between NIS 0 and NIS 4.00 (approximately $1.10) with expiration dates between August 2, 2030, and August 25, 2031, and 200,004 RSUs.

(3)	Resulting from options to purchase an aggregate of 300,012 Ordinary Shares, at exercise prices ranging between NIS 0 to NIS 4.00 (approximately $1.10) with expiration dates between August 2, 2030, and November 28, 2033.

(4)	Resulting from options to purchase an aggregate of 189,444 Ordinary Shares, at exercise prices ranging between NIS 1.27 (approximately $0.35) to NIS 6.28 (approximately $1.73) with expiration dates between March 7, 2031, and November 28, 2032, and 110,556 RSUs.

(5)	Resulting from options to purchase an aggregate of 300,008 Ordinary Shares, at exercise prices ranging between NIS 0 to NIS 4.00 (approximately $1.10) with expiration dates between August 2, 2030, and November 27, 2030.

NIS figures under this Compensation chapter are based on calculations according to the NIS/USD exchange rate of December 31, 2023 of NIS 3.627 per $1.00

Employment and Services Agreements with Executive Officers

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

For a description of the terms of our equity awards and equity incentive plan, see “Item 6.E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his directorship with our company.

C.	Board Practices

Introduction

Our board of directors presently consists of six members. Under the Israeli Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. However, pursuant to regulations under the Israeli Companies Law, a board of directors is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Israeli Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a nominating committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. On July 22, 2021, our board of directors approved that the Company meets all of the above requirements and therefore has resolved to adopt the corporate governance exemption set forth above, and accordingly as of July 22, 2021, we are not required to appoint external directors as such are defined in the Israeli Companies Law. The directors, Mr. Yehuda Halfon and Mr. Moshe Tal, each of whom was previously appointed as external directors, and Ms. Rakefet Remigolski, are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by our board of directors, provided that it will consist of not less than three and not more than twelve. Pursuant to the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer and all other executive officers are appointed by, and serve at the discretion of, our board of directors, subject to the employment or services agreement that we have entered into with them. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors and are subject to the terms of any applicable employment agreements that we may enter into with them and are subject to the Company’s compensation policy.

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

Our directors are divided among the three classes as follows:

(i)	Class I directors are Ms. Rakefet Remigolski and Mr. Yehuda Halfon, whose current terms expire at the Company’s 2026 annual general meeting of shareholders and upon the election and qualification of their respective successors,

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

Independent Directors Under the Israeli Companies Law

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

Regulations promulgated pursuant to the Israeli Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Israeli Companies Law provided: (i) he or she has not served as a director of the company for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Israeli Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

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

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee, and the Financial Statements Examination Committee.

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

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Israeli Companies Law. Our audit committee is comprised of Mr. Yehuda Halfon, Mr. Moshe Tal and Ms. Rakefet Remigolski.

Under the Israeli Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Israeli Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “—Approval of Related Party Transactions under Israeli Law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “—Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Israeli Companies Law, including at least one external director.

Our audit committee is acting pursuant to a written charter, which sets forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Israeli Companies Law), including, among others, the following:

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

As noted above, the members of our audit committee include Mr. Yehuda Halfon (the chairman), Mr. Moshe Tal and Ms. Rakefet Remigolski, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Financial Statements Examination Committee

Under the Israeli Companies Law, the board of directors of a public company in Israel must appoint a financial statements examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. According to a resolution of our board of directors, the audit committee has been assigned the responsibilities and duties of a financial statement examination committee, as permitted under relevant regulations promulgated under the Israeli Companies Law. From time to time, as necessary and required to approve our financial statements, the audit committee holds separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval. As detailed above, the members of our audit committee are Mr. Yehuda Halfon, Mr. Moshe Tal and Ms. Rakefet Remigolski. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of the audit committee when it is acting in the role of the financial statements examination committee.

Compensation Committee

Under the Israeli Companies Law, the board of directors of any public company must establish a compensation committee. Under the Nasdaq rules, we are required to maintain a compensation committee consisting of at least two members, each of whom must be independent directors.

Our compensation committee is acting pursuant to a written charter, and consists of Mr. Yehuda Halfon, Mr. Moshe Tal, and Ms. Rakefet Remigolski, each of whom is “independent,” as such term is defined under Nasdaq Stock Market rules. Our compensation committee complies with the provisions of the Israeli Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association. Our compensation committee also complies with the committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a Special Majority (see “—Approval of Related Party Transactions under Israeli Law”). Under the Israeli Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and then the board of directors revisit the matter and determine, by detailed resolutions, that adopting the compensation policy despite shareholders declining the policy, would be in the best interests of the company. Our compensation policy was approved by our shareholders on May 8, 2016, and amendments thereto were approved by our shareholders on August 8, 2017, September 26, 2019, September 15, 2020, and November 2, 2023.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size, and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors’ periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and
●	exercising all rights, authority and functions of the Board under the Company’s Clawback Policy.

On October 2, 2023, new Nasdaq rules took effect requiring listed companies to adopt a policy, by no later than December 1, 2023, providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers. On November 23, 2023, and November 27, 2023, our compensation committee and the board of directors, respectively, approved a policy designed to comply with Section 10D of the Exchange Act, Rule 10D-1 promulgated under the Exchange Act, or Rule 10D-1, and the listing standards of Nasdaq under Nasdaq Listing Rule 5608, or a Clawback Policy. In addition, the Clawback Policy is designed to comply with the requirements under the Israeli Companies Law with respect to clawback provisions to be included in the Company’s compensation policy, as may be amended from time to time. On November 27, 2023, our board of directors also approved an amendment to the charter of the compensation committee, reflecting the addition of responsibility and authority of the compensation committee to exercise all rights, authority and functions of the board of directors under the Clawback Policy. In furtherance of Rule 10D-1, our Clawback Policy is attached as exhibit 97.1 to this annual report.

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

As noted above, the members of our compensation committee include Mr. Yehuda Halfon, Mr. Moshe Tal and Ms. Rakefet Remigolski, each of whom is “independent,” as such term is defined under Nasdaq rules. Yehuda Halfon serves as the chairman of our compensation committee.

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. Our internal auditor is Ms. Dana Gottesman CPA, CIA, MA and partner of Risk Advisory Services Group, BDO Consulting Group. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Israeli Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not an employee of the company, but a partner of a firm which specializes in internal auditing.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $15 million for the benefit of all of our directors and officers, which expires on January 15, 2025, as well as Public Offering of Securities Insurance (POSI) providing a total coverage of $10 million for the benefit of all of our directors and officers, and covering a public offering of our securities on the Nasdaq Capital Market in August 2018, in respect of which we paid a seven-year premium of approximately $120,000, which expires on August 21, 2025.

Indemnification

The Israeli Companies Law and the Israeli Securities Law provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Israeli Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Israeli Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the ISA), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

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

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

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

Disclosure of Personal Interests of an Office Holder

The Israeli Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have, and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Israeli Companies Law, an extraordinary transaction is a transaction:

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

Executive officers other than the chief executive officer. The Israeli Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a Special Majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Israeli Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a Special Majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may, under special circumstances, override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision, and after another review of the compensation arrangement, and reviewing in the aforementioned discussion, among other things, the shareholders’ objection. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Israeli Companies Law and that shareholder approval was obtained by a Special Majority requirement.

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

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

D.	Employees.

As of December 31, 2023, we had 2 senior management positions on a full-time basis, both engaged as employees. In addition to our senior management, we had approximately 50 employees, sub-contractor’s employees and consultants, on full and part time basis, almost all of whom are located in Israel.

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

E.	Share Ownership.

The following table lists as of March 10, 2024, the number of our shares beneficially owned by each of our office holders as a group:

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Chen Katz (3)	2,463,123	3.8%
Shachar Daniel (4)	2,877,470	4.4%
Shai Avnit (5)	947,635	1.5%
Avi Rubinstein (6)	372,705	*
Rakefet Remigolski (7)	84,688	*
Yehuda Halfon (8)	84,688	*
Moshe Tal (9)	84,688	*
All office holders as a group (7 persons)	6,914,995	10.6%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 62,847,403 Ordinary Shares as issued and outstanding as of March 10, 2023.

(3)	Includes 7,000 ADSs (70,000 Ordinary Shares) acquired through open market stock purchases, 135,286 ADSs (1,352,860 Ordinary Shares) and 63,568 ADS Warrants (635,680 Ordinary shares) acquired in a private placement, 33,333 Ordinary Shares issued from RSUs and stock options to purchase 371,250 Ordinary Shares at exercise prices range between NIS 1.51 and NIS 6.04 per share that are exercisable within 60 days. In addition, Mr. Katz holds 116,668 RSUs and options to purchase 168,750 Ordinary Shares at exercise prices ranging between NIS 1.51 to NIS 4.60 per share that are not exercisable within 60 days. Mr. Katz’s options have expiration dates ranging between September 15, 2030, to December 19, 2032. See also Item 7.A., with respect to certain Ordinary Shares over which the Chairman of the Company or another designee may exercise a proxy with respect to limited items. Such shares are not included in the table above, as they are based on the office of chairperson rather than Mr. Katz’s personal beneficial ownership.

(4)	Includes 11,071 ADS’s (110,710 Ordinary Shares) acquired through open market stock purchases, 133,858 ADSs (1,338,580 Ordinary Shares) and 63,568 ADS Warrants (635,680 Ordinary shares) acquired in a private placement, 50,000 Ordinary Shares issued from RSUs and stock options to purchase 742,500 Ordinary Shares at an exercise price range between NIS 1.51 and NIS 6.04 per share that are exercisable within 60 days. In addition, Mr. Daniel holds 250,000 RSUs and options to purchase 337,500 Ordinary Shares at exercise prices ranging between NIS 1.51 to NIS 4.60 per share that are not exercisable within 60 days. Mr. Daniel’s options have expiration dates ranging from September 15, 2030, to December 19, 2032.

(5)	Includes 13,000 Ordinary Shares acquired through open market stock purchases, 35,242 ADSs (352,420 Ordinary Shares) and 10,573 ADS Warrants (105,730 Ordinary shares) acquired in a private placement and stock options to purchase 476,665 Ordinary Shares at an exercise price range between NIS 1.27 and NIS 6.04 per share that are exercisable within 60 days. In addition, Mr. Avnit holds 150,000 RSUs and options to purchase 243,335 Ordinary Shares at exercise prices ranging between NIS 1.27 to NIS 4.00 per share that are not exercisable within 60 days. Mr. Avnit’s options have expiration dates ranging from August 2, 2030, to November 28, 2032.

(6)

Includes 750 ADSs (7,500 Ordinary Shares) acquired through open market stock purchases, 12,500 Ordinary Shares issued from RSUs and stock options to purchase 371,250 Ordinary Shares at an exercise price range between NIS 1.51 and NIS 6.04 per share that are exercisable within 60 days, held by Mr. Rubinstein’s wholly owned affiliate. In addition, Mr. Rubinstein holds, through his wholly owned affiliate, 62,500 RSUs and options to purchase 69,791 Ordinary Shares at exercise prices ranging between NIS 1.51 to NIS 4.60 per share that are not exercisable within 60 days. Mr. Rubinstein’s options have expiration dates ranging from August 2, 2030, to December 19, 2032.

(7)	Includes 12,500 Ordinary Shares issued from RSUs, stock options to purchase 72,188 Ordinary Shares at an exercise price range between NIS 1.51 and NIS 6.04 per share that are exercisable within 60 days. In addition, Ms. Remigolski holds 62,500 RSUs and options to purchase 32,813 Ordinary Shares at exercise prices ranging between NIS 1.51 to NIS 4.60 per share that are not exercisable within 60 days. Ms. Remigolski’s options have expiration dates ranging between September 15, 2030, to December 19, 2032.

(8)	Includes 12,500 Ordinary Shares issued from RSUs, stock options to purchase 72,188 Ordinary Shares at an exercise price range between NIS 1.51 and NIS 6.04 per share that are exercisable within 60 days. In addition, Mr. Halfon holds 62,500 RSUs and options to purchase 32,813 Ordinary Shares at exercise prices ranging between NIS 1.51 to NIS 4.60 per share that are not exercisable within 60 days. Mr. Halfon’s options have expiration dates ranging between September 15, 2030, to December 19, 2032.

(9)

Includes 12,500 Ordinary Shares issued from RSUs, stock options to purchase 72,188 Ordinary Shares at an exercise price range between NIS 1.51 and NIS 6.04 per share that are exercisable within 60 days. In addition, Mr. Tal holds 62,500 RSUs and options to purchase 32,813 Ordinary Shares at exercise prices ranging between NIS 1.51 to NIS 4.60 per share that are not exercisable within 60 days. Mr. Tal’s options have expiration dates ranging between September 15, 2030, to December 19, 2032.

Global Equity Incentive Plan

We maintain one equity incentive plan – the Amended and Restated Global Incentive Plan, or the Global Incentive Plan. As of March 10, 2024, the number of Ordinary Shares reserved for the exercise of outstanding options or vesting of outstanding RSUs under the Global Incentive Plan was 11,939,126. As of March 10, 2024, the total number of Ordinary Shares remaining available for issuance under the Global Incentive Plan is 8,578,688, of which 7,096,249 options to purchase 7,096,249 Ordinary Shares were issued and outstanding, with exercise prices ranging between NIS 0.00 and NIS 6.28 (approximately $1.75) per share and 1,508,901 RSUs were granted, representing the right to receive 1,508,901 Ordinary Shares.

Our Global Incentive Plan was first adopted by our board of directors in July 2016, and expires in July 2026. Our employees, directors, officers, and services providers, including those who are our controlling shareholders, as well as those of our affiliated companies, are eligible to participate in this plan.

Our Global Incentive Plan is administered by our board of directors, regarding the granting of options, restricted shares or RSUs and the terms of such grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance of 1961 (New Version), or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The Global Equity Plan also permits granting options to Israeli grantees who do not qualify under Section 102(b)(2).

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

On January 20, 2019, our board of directors adopted an appendix to the Global Incentive Plan for U.S. residents, which was thereafter amended by the board of directors, with effect from September 22, 2022. Under this appendix, the Global Incentive Plan provides for the granting of options to U.S. residents. The U.S. Global Incentive Plan and appendix have been approved by our shareholders on May 23, 2019. On September 22, 2022, our board of directors approved an amendment of the Global Incentive Plan, reflecting the addition of restricted shares and RSUs as an available means of award to be granted to participants eligible to participate in the Global Incentive Plan.

On September 13, 2023, our board of directors approved an increase in the number of Ordinary Shares reserved for issuance under the Global Incentive Plan by 5,000,000 Ordinary Shares, from 7,448,661 to 12,448,661.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table presents as of March 10, 2024 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known to us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares (to whom we refer as our Major Shareholders).

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

Name	Number of Ordinary Shares Beneficially Owned (1)	Percent of Class (2)

Yotam Benattia (3)	3,391,745	5.4%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	The percentage of outstanding ordinary shares is based on 62,847,403 Ordinary Shares outstanding as of March 10, 2024.

(3)	The beneficial ownership is based on a Schedule 13G/A filed by Mr. Benattia with the SEC on January 16, 2024.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2023 and through March 2024, there were decreases in the percentage ownership of Messrs. Benattia (from 8.5% to 5.8%) and Lev (from 8.5% to 4.8%).

Over the course of 2022 and until March 24, 2023, there were no decreases in the percentage ownership of major shareholders. There were increases in the percentage ownership of some of our former major shareholders: (i) Mr. Lev (from 6.4% to 8.5%), and (ii) Mr. Benattia (from 6.4% to 8.5%).

Over the course of 2021, there were decreases in the percentage ownership of some of our former major shareholders: (i) the entities affiliated with Alpha Capital Anstalt (from 9.9% to 4.99%), and (ii) the entities affiliated with Anson Funds Management LP. (from 5.2% to 0%). In addition, Messrs. Roni Lev and Yotam Benattia became major shareholders of the Company during 2021.

Record Holders

The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly traded company such as ours which is listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, The Tel Aviv Stock Exchange Nominee Company Ltd. Accordingly, as of March 10, 2024, there are two shareholders of record of our Ordinary Shares, one which is located in Israel and another which is located in the U.S. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 10, 2024, there were 80 holders of record of the ADSs on record with the Depository Trust Company.

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

B. Related Party Transactions

September 2023 Private Placement

Mr. Chen Katz, our Chairman of the Board of Directors, and Mr. Shachar Daniel, our Chief Executive Officer, each purchased 21,189 Units of ten ADSs and three warrants for an aggregate purchase price of $481,000 in the private placement we completed in September 2023. Mr. Shai Avnit, our Chief Financial Officer, purchased 3,524 Units of ten ADSs and three warrants for an aggregate purchase price of $80,000 in the private placement we completed in September 2023.

Mr. Katz and Mr. Daniel used, in part, $400 thousand each loaned to them in a non-recourse loan, by the rest of the investors in the private placement, other than Mr. Avnit. The loans bear an annual interest of 8% and should be repaid in three equal installments on September 14, 2024, March 14, 2025, and September 14, 2025. Mr. Katz’s and Daniel’s loans are secured by ADSs they already own and the ADSs they purchased in the private placement along with their PP Warrants.

See also “Item 5.B - Liquidity and Capital Resources -Private Placement.”

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

Options

Since our inception, we have granted options to purchase our Ordinary Shares and RSUs, or, collectively, equity incentive awards, to our officers and directors. Such equity incentive award agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our equity incentive plans under “Share Ownership—Stock Option Plans.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various equity incentive plan agreements), and unless otherwise approved by our board of directors and shareholders, as applicable, options that are vested will generally remain exercisable for three months after such termination. Any unvested RSUs at the time of such termination shall be automatically cancelled.

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

C. Material Contracts

Except as set forth below, we have not entered into any material contract within the two years prior to the date of this annual report on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, see “Item 5.B Liquidity and Capital Resources - Change in cash and cash equivalents” above or “Item 7.A. Major Shareholders” above.

United Mizrahi-Tefahot Bank Credit Line

We had drawn a $1.6 million short-term bank loan from our $2 million one-year credit line which was secured from Mizrahi Bank on May 25, 2022. Amounts drawn under the credit line bore interest at the Secured Overnight Financing Rate plus 5.5% per annum, and were payable quarterly for the actual withdrawn balance. The credit line offered three times multiple on eligible revenues, was secured against all the assets of CyberKick, was guaranteed by us and included a refundable deposit by us of $0.5 million. On April 13, 2023, the line of credit agreement was extended until March 31, 2024, under the same terms. On August 9, 2023, the entire loan balance was repaid.

Strategic Funding

On August 8, 2022, we signed a strategic funding agreement with O.R.B., as further amended, of up to $4.0 million to support the growth of our consumer access solutions and its customer acquisition program. The repayment of the funding was based on a revenue share model in connection with sales generated from new customers acquired with each funding installment. On October 27, 2022, we amended the agreement with O.R.B. to provide for the cancellation of funding milestones as well as the removal of any discretion previously granted to O.R.B. in connection with the additional $2 million funding out of the $4 million facility. On September 7, 2023, in furtherance of our decision to scale down operations of our consumer internet access business in order to focus on revenue that yields high return on investment and profitability, the Company and O.R.B. agreed to further amend the O.R.B. agreement. Pursuant to the amendment, O.R.B. agreed to (i) cancel and waive all rights in connection with the warrants issued to O.R.B. as part of the O.R.B. agreement (a total of warrants to purchase 5,006,386 ordinary shares of the Company in aggregate), (ii) waive any entitlement to a percentage, portion, or share of revenue in connection with the principal facility amount withdrawn by the Company (which amounted to an aggregate total of $2.55 million), and (iii) extend the repayment schedule of the principal facility from 24 to 30 months, at the Company’s discretion. Following final repayment of the principal facility, the Company is entitled to all revenue resulting and generated from the consumer internet access business. In consideration of said amendments of the O.R.B. agreement, O.R.B. was entitled to a total of $0.5 million.

As of December 31, 2023, we received aggregate funding of $2.55 million and repaid to O.R.B. an amount of approximately $1.3 million from the revenues that were generated as a result of the funding, and approximately $1.25 million is currently outstanding.

Private Placement

On September 14, 2023, we completed a private placement offering of an aggregate of 187,225 Units, at a purchase price of $22.70 per Unit. Each Unit consists of 10 ADSs and one PP Warrant, each exercisable into three ADSs. Net proceeds totaled $3.82 million, after deducting offering costs of approximately $0.4 million.

The PP Warrants are exercisable at any time after the date of issuance for a period of 30 months from the offering date upon payment of an exercise price of $2.72 per ADS In addition, we issued an aggregate amount of 91,851 Agent Warrants, which can be exercised at an exercise price of $2.27 per ADS within 30 months from the offering date.

As of December 31, 2023, 95,225 PP Warrants were exercised to 95,225 ADSs in exchange for $259 thousand and 30,617 Agents Warrants were exercised to 30,617 ADSs in exchange to $70 thousand.

ATM

In November 2022, we entered into an ATM Sales Agreement with ThinkEquity LLC, pursuant to which we could offer and sell, from time to time, through the Sales Agent ADSs, for an aggregate offering price of up to $5 million. The ADSs were to be offered and sold pursuant to the F-3, and the prospectus supplement relating to the Sales Agreement, dated November 25, 2022. During 2023, the Company issued 2,393,740 ordinary shares through an ATM offering for total consideration of $768 thousand, before deducting issuance costs of $164 thousand. On August 30, 2023, the Company announced the termination of the ATM offering, effective immediately.

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

E. Taxation.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a summary of the material Israeli income tax laws applicable to us. This section also contains a discussion of material Israeli income tax considerations concerning the ownership and disposition of our Ordinary Shares by holders that purchase Ordinary Shares pursuant to the offering and hold such Ordinary Shares as capital assets. This summary does not discuss all the aspects of Israeli income tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. This summary is based on laws and regulations in effect as of the date of this annual report on Form 20-F and does not take into account possible future amendments which may be under consideration.

General Corporate Tax Structure in Israel

In 2024, Israeli resident companies like us are generally subject to corporate tax at the rate of 23.0%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or Preferred Technological Enterprise (as discussed below) may be considerably less.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident” for tax purposes if it meets one of the following: (a) it was incorporated in Israel; or (b) the management and control of its business are exercised in Israel.

Taxation of our Israeli Individual Shareholders on Receipt of Dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our Ordinary Shares (other than bonus shares or share dividends) at a rate of 25.0%, or 30.0% if the recipient of such dividend is a “substantial shareholder” (as defined below) at the time of distribution or at any time during the preceding 12-month period.

As of January 1, 2017, an additional income tax at a rate of 3.0% is imposed on high earners whose annual taxable income or gain exceeds certain thresholds (NIS 721,560 as of January 1, 2024).

A “substantial Shareholder” is generally a person who alone, or together with his or her relative, as defined under section 88 of the Israeli Income Tax Ordinance [New Version], 1961, or the Israeli Tax Ordinance, or another person who collaborates with him based on an agreement on substantive matters of the company on a regular basis, holds, directly or indirectly, at least 10.0% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote in a general meeting of shareholders or receive profits, nominate a director or an officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and whether by virtue of shares, rights to shares or other rights, or in any other manner, including by means of voting or trusteeship agreements.

The term “Israeli resident” for individuals is generally defined under the Israeli Tax Ordinance, as an individual whose center of life is in Israel. According to the Israeli Tax Ordinance, in order to determine the center of life of an individual, account will be taken of the individual’s family, economic and social connections, including, but not limited to: (a) the place of the individual’s permanent home; (b) the place of residence of the individual and the individual’s family; (c) the place of the individual’s regular or permanent place of business or the place of the individual’s permanent employment; (d) place of the individual’s active and substantial economic interests; (e) place of the individual’s activities in organizations, associations and other institutions. The center of life of an individual will be presumed to be in Israel if: (a) the individual was present in Israel for 183 days or more in the tax year; or (b) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel in that tax year and the two previous tax years is 425 days or more. The presumption in this paragraph may be rebutted either by the individual or by the assessing officer.

Taxation of Israeli Resident Corporations on Receipt of Dividends

Israeli resident corporations are generally exempt from Israeli corporate income tax with respect to dividends paid on our Ordinary Shares unless the distribution is from a Preferred Enterprise, as defined below.

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain, which is the excess of the total capital gain over inflationary surplus computed generally on the basis of the increase in the Israeli consumer price index between the date of purchase and the date of disposal, derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25.0%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30.0%. As of January 1, 2017, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds certain thresholds (NIS 721,560).

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently, up to 47.0% +3% for individuals and as of January 1, 2022, the corporate tax rate is 23.0%).

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents (individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25.0% (or 30.0% if such person or entity is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at source, unless a tax certificate is obtained from the Israeli Tax Authority, or ITA, authorizing withholding-exempt remittances or a reduced rate of tax pursuant to an applicable tax treaty.

Notwithstanding the foregoing, a dividend paid by the Company arising from the profits of a preferred enterprise and / or a preferred technological enterprise entitled to tax benefits under the Capital Investment Encouragement Law shall generally be taxable at 20% for individuals, unless subject to a lower rate under the relevant double taxation treaties. Corporations will generally be subject to a withholding tax rate of either 20% (Preferred Enterprise) or a reduced rate of 4% (Preferred Technological Enterprise), subject to fulfillment of certain conditions.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by such taxpayer, and such taxpayer has no other taxable sources of income in Israel.

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25.0%, or 15.0% in the case of dividends paid out of the profits of an Approved Enterprise, subject to certain conditions. Where the recipient is a U.S. corporation owning 10.0% or more of the issued and outstanding voting shares of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and not more than 25.0% of the gross income of the paying corporation for such prior taxable year (if any) consists of certain interest or dividends and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

Capital Gains Income Taxes Applicable to Non-Israeli Shareholders

Provided certain conditions are met, non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our Ordinary Shares, provided that such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations’ shareholders will not be entitled to the foregoing exemptions if Israeli residents (i) have a controlling interest of more than 25.0% in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25.0% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our Ordinary Shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Law for the Encouragement of Capital Investments

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible intangible assets) by “Industrial Enterprises” (as defined under the Investment Law). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits based upon, among other things, the geographic location in Israel of the facility in which the investment is made.

On January 1, 2011, new legislation amending the Investment Law came into effect, or the 2011 Amendment. The 2011 Amendment introduced a new status of Preferred Enterprise. Subject to certain conditions, a Preferred Enterprise entitles the company to reduced corporate tax rates, without limitations on dividends and other distributions, instead of full exemption from corporate tax. These preferred corporate tax rates vary from 7.5% for Preferred Enterprises residing in a “development zone,” or 16.0% for Preferred Enterprises residing in other zones in Israel. Dividend distributions are subject to 20% tax rate, subject to the provision of the relevant tax treaty.

In order to gain the status of Preferred Enterprise, a company must meet the conditions of competitive industrial company that contributes to the GDP or comparative industrial company in the field of renewable energy.

The Investment Law was significantly amended effective as of January 1, 2017, or the 2017 Amendment. The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a preferred company, which is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance; and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel, or a Preferred Company, satisfying certain conditions will qualify as having a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The corporate tax rate may be further reduced to 7.5% with respect to a Preferred Technological Enterprise located in development zone “A,” as defined under the Investment Law. In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority.

Dividends distributed by a Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the distribution or at any time during the preceding twelve months period), which may be reduced by applying in advance for a withholding certificate from the ITA. A “substantial shareholder” is generally a person who, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

In addition, if such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met (including that less than 25% of the shareholder of the foreign company are Israeli residents), the withholding tax rate will be 4% (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

We are currently in a loss position for tax purposes. Nevertheless, we believe that NetNut meets the conditions to qualify as a pass-through entity, and as a result, will be eligible for tax benefits derived from the 2017 Amendment in the future.

Material U.S. Federal Income Tax Considerations to U.S. Holders

The following discussion describes the material U.S. federal income tax considerations relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold such Ordinary Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Ordinary Shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons who received their Ordinary Shares as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of our shares by vote or value, persons subject to special tax accounting rules as a result of any item of gross income with respect to the shares being taken into account in an applicable financial statement, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax or Medicare tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ordinary Shares, the U.S. federal income tax consequences relating to an investment in the ordinary shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the ownership and disposition of Ordinary Shares.

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

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, the PFIC income test, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, generally may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we may be classified as a PFIC for the taxable year ended December 31, 2023 and in future taxable years In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for U.S. federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2023 and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

If we are a PFIC in any taxable year during which a U.S. Holder owns Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell the Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Ordinary Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Ordinary Shares if such U.S. Holder makes a valid “mark-to-market” election for our Ordinary Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income for each taxable year of the U.S. holder, the excess of the fair market value of Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid QEF election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the ownership and disposition of Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares and the IRS information reporting obligations with respect to the ownership and disposition of Ordinary Shares of a PFIC.

Distributions

We do not anticipate declaring or paying dividends to holders of our ordinary stock in the foreseeable future. However, if we make a distribution contrary to the expectation, subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to certain complex conditions and limitations, Israeli taxes withheld on any distributions on Ordinary Shares may be eligible for credit against a U.S. Holder’s federal income tax liability. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Dividends paid by a “qualified foreign corporation” are eligible for taxation to non-corporate U.S. holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances. Distributions on Ordinary Shares that are treated as dividends generally will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Israel for purposes of, and are eligible for the benefits of, the U.S.-Israel Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Israel Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Our Ordinary Shares will also generally be considered to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Capital Market. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences,” if the U.S.-Israel Treaty is applicable, or if our Ordinary Shares are readily tradable on an established securities market in the United States, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transaction requirements. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption (usually on IRS Form W-9), or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

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

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A material portion of our operating expenses is incurred outside the United States and can be denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the NIS. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. The effect of a hypothetical 10% adverse change in foreign exchange rates on monetary assets and liabilities on December 31, 2023, can be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads, or commissions.

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

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The Depositary is the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the Depositary, ADS holders, and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the ADSs

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

As previously disclosed, as of December 31, 2022, our internal control over financial reporting was ineffective due to ineffective controls over period-end financial reporting. In response to this material weakness, our management, with the oversight of the Audit Committee of the Board of Directors, initiated a remediation plan.

As part of such remediation plan, during 2022, we recruited additional personnel with a requisite level of qualification and experience, including accounting and finance employees with the specific technical accounting and financial reporting experience necessary for a public company, including a corporate controller and a controller. Also, during 2023, we recruited additional finance personnel with a requisite level of qualification and experience. We have recruited these personnel after considering the appropriateness of each individual’s experience and believe that these personnel are qualified to serve in their current respective roles.

In addition, during 2022, we implemented additional control activities related to the period-end financial reporting process, such as assigning clear roles and responsibilities for accounting and financial reporting staff, enhancing internal controls related to accounting and financial reporting and hiring a qualified consultant to assess compliance of the Company’s financial reporting processes, as well as the design and implementation of effective internal control over period end financial reporting and in order to create adequate segregation of duties. During 2023, we validated and tested the design and operating effectiveness of internal controls over the entire period of financial reporting cycles.

Based on the actions taken, we concluded that the material weakness related to ineffective controls over period-end financial reporting previously identified was remediated as of December 31, 2023. Therefore, we concluded that as of December 31, 2023, our internal control over financial reporting was effective.

(c)	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting because we are neither an accelerated filer nor large accelerated filer as defined in Rule 12b-2 under the Exchange Act.

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, we implemented measures to remediate the identified material weakness, as described above. Other than such measures, there were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023, and 2022.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2023, and 2022:

	Year Ended December 31,
	2023	2022

Audit fees(1)	$276,500	$157,750
Audit-related fees	-	-
Tax fees(2)	11,750	5,000
All other fees	-	-
Total	$288,250	$162,750

(1)	This category includes services such as consents and assistance with and review of documents filed with the SEC as well as fees related to our registration statements and public offerings.

(2)	Includes professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a result of the listing of the ADSs on the Nasdaq Capital Market we are required to comply with the Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Israeli Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 15% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Israeli Companies Law.

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

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Israeli Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the Special Majority, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Israeli Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Stock Market Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Israeli Companies Law, as described above under “Item 6.C. Board Practices—External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Israeli Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Israeli Companies Law, to hold an annual shareholders’ meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Our approach to risk management is a combination of proactive steps, accountability, and know-how, spearheaded by internal and external cyber specialists who keep a watchful eye in searching for cyber risks and defend our organization and business from the menace of cyberspace.

To design a consistent and responsive approach to protecting our assets and business against possible threats, we have embedded cyber security risk management into our general framework. We incorporated cyber security risk management processes into our overall risk management strategy and monitor cyber and business risks that potentially can impact our business continuity,  reputation, or business growth.  This integration leads to a whole treatment of risks by identifying, appraising, and mitigating them to link these cyber security considerations to our wider corporate enterprise risk management, or ERM, strategies.

As part of our commitment to robust cybersecurity risk management, we engage externally qualified assessors and consultants to enhance the effectiveness of our cybersecurity risk management processes. We employ third parties who undertake independent risk assessments, vulnerability scans penetration testing, and audits aimed at identifying potential vulnerabilities and weaknesses in the strength of the control measures taken for IT systems constituting potential business and other risks. Consequently, their expertise ensures that all aspects of our state of security are given due consideration. This strategic cooperation is necessary for us as it helps us stay informed on the latest trends regarding cyber threats as well as industry standards with best practices thus enabling us to develop current and effective cybersecurity measures.

We recognize that other organizations that provide us with services are of utmost importance to our operations. Accordingly, we have put in place specific measures for managing and identifying potential cyber threats associated with outsourcing some of our services. The aforementioned procedures encompass highly scrutinized evaluations during vendor selection processes, cyber compliance requirements in contracts (NDA, Security requirements, Privacy policy, Standards compliance, Auditing, and others), and monitoring activities to ascertain adherence to security standards. Engaging external consultants and monitoring providers of third-party services are vital elements in our approach toward improving the identification, evaluation, and management of significant cybersecurity risks.

We recognize that the nature of our activities is exposed to cybersecurity threats. Similar to any other connected and online service provider we are regularly challenged by cybersecurity threats and so-called “bad actors”, all of which to date we have been able to quickly identify and contain. Although these occurrences did not materially affect our business plans, overall performance, or financial state, we acknowledge that the nature of online threats keeps on changing. As such, any future attacks may have a significant impact on our three main concerns: (a) denial of service to customers, and our business continuity, (b) financial loss, and (c) impairment of our ability to meet legal and regulatory requirements.

We are constantly taking proactive measures to enhance our cybersecurity resilience in response to persistent cybersecurity breach attempts. These measures include investing in advanced threat detection and response capabilities, conducting regular cybersecurity training for employees, and continuously refining our incident response procedures. By incorporating lessons learned from other businesses’ previous incidents, we aim to strengthen our defenses and minimize the likelihood of material impacts on our business.

While we have not experienced material financial impacts from cybersecurity incidents to date, we acknowledge the potential for such impacts in the future. As part of our risk management strategy, we maintain comprehensive cybersecurity monitoring, detection and real-time response capabilities to identify and mitigate risks with potential attack or financial losses resulting from cyber incidents.

All cyber activities are regularly reported to our Chief Executive Officer, management, and board of directors, including cases of potential severe cyber risk. In addition, we established clear reporting mechanisms that facilitate timely communication of cybersecurity concerns or incidents to designated managers. To ensure effective oversight of potential cybersecurity incidents, we developed and maintain comprehensive incident response plans that delineate roles, responsibilities, and communication protocols.

Our board of directors receives periodic updates from our Chief Executive Officer or Chief Information Security Officer, or CISO, relating to cybersecurity risks and mitigations and prevention actions. Following our cybersecurity policy, in addition to periodic updates on cybersecurity risks and threats in general, cyber incidents are reported to the board of directors in case we suffer from a severe cyber-attack that (a) denies the Company’s services or major impacts on its business continuity, (b) has financial impact resulting in major loss of income or other damages with financial implications, (c) violates laws or regulations that require reporting to the board of directors.

Our CISO is the key managerial role who is responsible for assessing and managing our material risks from cybersecurity threats. The CISO reports directly to our Chief Executive Officer.

Our CISO is a veteran in the cyber field, technology, and governance, risk and compliance, with more than 25 years of experience in the field of cyber security working with multinational companies and governments, securing complex high availability systems and critical infrastructure in multiple countries and environments.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.  -

Exhibit	Description

1.1	Amended and Restated Articles of Association of Alarum Technologies Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-38610) filed on August 29, 2023, and incorporated herein by reference).

2.1	Form of Amended and Restated Deposit Agreement (filed as Exhibit 1 to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-218251) filed on July 31, 2018, and incorporated herein by reference).

2.2	Description of Securities (filed herewith).

2.3	Form of Warrant (filed as Exhibit 4.1 to Form 6- K (File No. 001-38610) filed on August 30, 2023, and incorporated herein by reference).

4.1	Form of Indemnification Agreement (filed as Exhibit 99.1.B to Form 6-K (File No. 001-38610) filed on August 21, 2019, and incorporated herein by reference).

4.2	The Alarum Technologies Ltd. Amended and Restated Global Incentive Plan, as amended (filed as Exhibit 99.1 to Form 6-K (File No. 001-38610) filed on September 23, 2022, and incorporated herein by reference).

4.2.1	U.S. Sub-Plan to the Alarum Technologies Ltd. Amended and Restated Global Incentive Plan (filed as Exhibit 99.2 to Form 6-K (File No. 001-38610) filed on September 23, 2023, and incorporated herein by reference).

4.3	The Alarum Technologies Ltd. Amended and Restated Compensation Policy (filed herewith).

4.4	Agreement dated August 8, 2022, by and between Safe-T Group Ltd. and O.R.B. Spring Ltd., as amended (filed as Exhibit 10.1 to Form 6-K (File No. 001-38610) filed on August 10, 2022, Exhibits 4.1, 4.2 and 10.1 to Form 6-K (File No. 001-38610) filed on October 28, 2022 and Exhibit 10.1 to Form 6-K (File No. 001-38610) filed on September 11, 2023, which are incorporated herein by reference).

4.5	Registration Rights Agreement dated August 30, 2019, by and among Alarum Technologies Ltd. and the Purchasers (filed as Exhibit 99.4 to Form 6-K (File No. 001-38610) filed on August 30, 2019, and incorporated herein by reference).

4.6	Registration Rights Agreement dated October 31, 2019, by and among Alarum Technologies Ltd. and the Purchasers (filed as Exhibit 99.3 to Form 6-K (File No. 001-38610) filed on November 12, 2019, and incorporated herein by reference).

4.7	Registration Rights Agreement dated December 23, 2019, by and among Alarum Technologies Ltd. and the Purchasers (filed as Exhibit 10.2 to Form 6-K (File No. 001-38610) filed on December 30, 2019, and incorporated herein by reference).

8.1	List of Subsidiaries (filed herewith).

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350 (furnished herewith).

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350 (furnished herewith).

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, with respect to the financial statements of Alarum Technologies Ltd. (filed herewith).

97.1	Clawback Policy

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in iXBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline iXBRL document).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

ALARUM TECHNOLOGIES LTD.

By:	/s/ Shachar Daniel
Shachar Daniel
Chief Executive Officer

Date: March 14, 2024

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alarum Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alarum Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that relates to accounts or disclosures that are material to the consolidated financial statements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Intangible Assets Impairment Assessment – CyberKick cash-generating unit

As described in Note 6 to the consolidated financial statements, the Company’s goodwill and intangible assets balances in respect of the CyberKick cash-generating unit were $0 and $247 thousand as of December 31, 2023, respectively, after recording an impairment loss of $8,991 thousand. Management conducts an impairment test in the fourth quarter of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill and intangible assets may be impaired. During the second quarter of 2023, management identified triggering events for its CyberKick cash-generating unit, which included a pause in purchasing by CyberKick’s largest customer, as well as higher customer churn rates. As a result, the Company decided to scale down the operations of CyberKick, with material reductions of expenses and headcount, and to continue to maintain its operations only to current paying customers. The recoverable amount of the intangible assets was assessed by management based on the value-in-use calculation, which uses cash flow projections and an associated discount rate. As a result, the Company recorded an impairment loss of $2,190 thousand related to customer relations and an impairment loss of $305 thousand related to technologies. In addition, during the third quarter of 2023, the Company recorded an additional impairment loss of $185 thousand related to customer relations and the remaining balance was fully impaired. Following the intangible assets impairment test, the recoverable amount of the CyberKick cash-generating unit was assessed by management based on its fair value less costs of disposal. As a result, the entire goodwill balance with respect to the CyberKick cash-generating unit of $6,311 thousand was impaired.

The principal considerations for our determination that performing procedures relating to the goodwill and intangible assets impairment assessment for the CyberKick cash-generating unit is a critical audit matter are the high degree of auditor effort in performing procedures related to the Company’s impairment assessment and the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for determining the fair value estimate, evaluating the appropriateness of the discounted cash flow model, testing the completeness, accuracy and relevance of underlying data used in the model, evaluating the reasonableness of the assumptions used by management and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s discounted cash flow model and the discount rate assumption.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

March 14, 2024

We have served as the Company’s auditor since 2013.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2023	2022
	Note	U.S. dollars in thousands

Assets
Current assets:
Cash and cash equivalents	4	10,872	3,290
Accounts receivable:
Trade, net	5	1,994	1,790
Other		399	760
Short-term restricted deposits	9	-	560
		13,265	6,400
Non-current assets:
Long-term restricted deposits		3	127
Long-term deposit		104	21
Other non-current assets		142	228
Property and equipment, net		88	92
Right-of-use assets	11	779	190
Deferred tax assets	7	181	-
Intangible assets, net	6	1,386	4,884
Goodwill	6	4,118	10,429
		6,801	15,971
Total assets		20,066	22,371

Liabilities and equity
Current liabilities:
Accounts payable and accruals:
Trade		369	2,167
Other	8	2,439	2,350
Short-term bank loans	9	-	1,606
Current maturities of long-term loans	10	290	617
Contract liabilities		1,983	1,170
Derivative financial instruments		109	26
Short-term lease liabilities	11	370	204
		5,560	8,140
Non-current liabilities:
Long-term lease liabilities	11	523	13
Long-term loans, net of current maturities	10	802	606
Deferred tax liabilities	7	-	301
		1,325	920
Total liabilities		6,885	9,060

Equity:	14
Ordinary shares		-	-
Share premium		100,576	95,077
Other equity reserves		14,938	15,042
Accumulated deficit		(102,333)	(96,808)
Total equity		13,181	13,311
Total liabilities and equity		20,066	22,371

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		Year ended December 31
		2023	2022	2021
	Note	U.S. dollars in thousands (except per share amounts)

Continuing operations

Revenue	16	26,521	18,550	9,654
Cost of revenue	16	7,711	8,402	4,844
Gross profit		18,810	10,148	4,810

Operating expenses:
Research and development	17	3,557	3,824	2,625
Selling and marketing	18	10,035	11,823	5,742
General and administrative	19	4,406	6,661	6,839
Impairment of goodwill		6,311	569	700
Contingent consideration income		-	-	(684)
Total operating expenses		24,309	22,877	15,222

Operating loss		(5,499)	(12,729)	(10,412)

Financial expense		(786)	(531)	(121)
Financial income		196	477	1,063
Financial income (expense), net	20	(590)	(54)	942

Loss from continuing operations before income tax		(6,089)	(12,783)	(9,470)
Tax benefit	9	482	327	945
Loss from continuing operations, net of tax		(5,607)	(12,456)	(8,525)

Discontinued operations

Profit (loss) from discontinued operations, net of tax		82	(695)	(4,600)

Net loss for the year		(5,525)	(13,151)	(13,125)

Basic and diluted profit (loss) per share:	21
Continuing operations		(0.14)	(0.39)	(0.31)
Discontinued operations		0.00	(0.03)	(0.17)
Basic and diluted loss per share		(0.14)	(0.42)	(0.48)

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares			Other
	Number of shares	Amount	Share premium	equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands (except share data)

Balance at January 1, 2021	18,152,590	-	71,492	15,256	(70,532)	16,216
Changes in the year 2021:
Exercise of options	69,804	-	105	(105)	-	-
Exercise of warrants	3,090,900	-	4,881	(1,172)	-	3,709
Expiration of options	-	-	84	(84)	-	-
Share-based payments	-	-	-	2,345	-	2,345
Issuance of shares in a business combination	4,062,045	-	5,808	-	-	5,808
Direct registered offerings, net of issuance costs of $527 thousand	4,615,000	-	8,731	492	-	9,223
Issuance of shares for service provider	10,000	-	11	-	-	11
Net loss for the year	-	-	-	-	(13,125)	(13,125)
Balance at January 1, 2022	30,000,339	-	91,112	16,732	(83,657)	24,187
Changes in the year 2022:
Exercise of options	46,561	-	64	(64)	-	-
Exercise of pre-funded warrants	260,000	-	492	(492)	-	-
Expiration of options	-	-	2,255	(2,255)	-	-
Share-based payments	-	-	-	2,171	-	2,171
Issuance of shares for service provider	140,135	-	104	-	-	104
Issuance of shares related to payment of earn-out consideration	2,181,009	-	1,050	(1,050)	-	-
Net loss for the year	-	-	-	-	(13,151)	(13,151)
Balance at January 1, 2023	32,628,044	-	95,077	15,042	(96,808)	13,311
Changes in the year 2023:
Exercise of options	224,463	-	188	(165)	-	23
Exercise of warrants	1,258,420	-	561	(232)	-	329
Expiration of options	-	-	259	(259)	-	-
Repurchase of warrants related to the O.R.B. agreement	-	-	274	(640)	-	(366)
Share-based payments	-	-	-	975	-	975
At-the-market offering, net of issuance costs of $164	2,393,740	-	604	-	-	604
Private placement, net of issuance costs of $499 thousand	18,722,420	-	2,563	151	-	2,714
Classification of warrants issued under private placement to equity	-	-	-	1,116	-	1,116
Issuance of shares related to payment of earn-out consideration	4,454,545	-	1,050	(1,050)	-	-
Net loss for the year	-	-	-	-	(5,525)	(5,525)
Balance at December 31, 2023	59,681,632	-	100,576	14,938	(102,333)	13,181

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2023	2022	2021
	U.S. dollars in thousands

Cash flows from operating activities
Net loss for the year	(5,525)	(13,151)	(13,125)
Adjustments for:
Effect of exchange rate differences on cash and cash equivalents and restricted deposits balances	(41)	139	(80)
Issuance costs	123	-	-
Change in financial liabilities at fair value through profit or loss	2	(462)	(1,644)
Change in financial assets at fair value through profit or loss	-	199	(43)
Change in Israel Innovation Authority liability	-	(182)	-
Interest income related to financial assets at fair value through profit or loss	-	(16)	(37)
Interest and other finance expenses related to long-term loan	239	172	-
Interest expenses related to short-term bank loans	102	39	-
Interest portion of lease payments	88	11	102
Depreciation and amortization	1,152	2,043	1,785
Impairment of goodwill and intangible assets	8,991	1,022	700
Gain from sale of discontinued operations	(82)	-	-
Loss on disposal of property and equipment	8	-	2
Share-based payments	933	1,679	2,356
	11,515	4,644	3,141
Changes in asset and liability items:
Trade receivables	(204)	(294)	(851)
Other receivables	353	(3)	218
Trade payables	(1,798)	948	944
Other payables	55	(489)	1,523
Deferred taxes	(482)	(344)	(973)
Contract liabilities	813	638	17
	(1,263)	456	878
Net cash provided by (used in) operating activities	4,727	(8,051)	(9,106)

Cash flows from investing activities
Business combination, net of cash acquired	-	-	(3,700)
Purchase of short-term investments	-	(19)	(5,844)
Sale of short-term investments	-	5,707	-
Interest income related to short-term investments	-	16	37
Investment in long-term deposits	(51)	(6)	(15)
Repayment of long-term deposits	18	-	-
Investment in short-term restricted deposit	-	(560)	-
Investment in long-term restricted deposits	(21)	(54)	-
Repayment of short-term restricted deposits	560	-	-
Repayment of long-term restricted deposits	136	2	-
Purchase of intangible assets	-	-	(204)
Purchase of property and equipment	(55)	(49)	(73)
Proceeds from sale of property and equipment	5	-	3
Net cash provided by (used in) investing activities	592	5,037	(9,796)

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2023	2022	2021
	U.S. dollars in thousands

Cash flows from financing activities
Proceeds from public and private offerings	4,256	-	9,750
Issuance costs in connection with public and private offerings	(478)	-	(527)
Proceeds from at-the-market offering	768	-	-
Issuance costs in connection with at-the-market offering	(164)	-	-
Proceeds from exercise of options and warrants	352	-	3,709
Short-term bank loans received	4,800	2,700	-
Repayment of short-term bank loans	(6,400)	(1,100)	-
Interest expenses related to short-term bank loans	(108)	(33)	-
Long-term loans received	888	1,667	-
Long-term loans interest payments	(276)	(172)	-
Long-term loans principal payments	(639)	(75)	-
Other payments related to long-term loans	(500)	-	-
Payment of contingent consideration	-	-	(915)
Interest portion of lease payments	(88)	(11)	(102)
Principal portion of lease payments	(198)	(373)	(275)
Net cash provided by financing activities	2,213	2,603	11,640

Changes in cash and cash equivalents	7,532	(411)	(7,262)
Effect of exchange rate changes on cash and cash equivalents	50	(127)	73
Cash and cash equivalents at beginning of the year	3,290	3,828	11,017
Cash and cash equivalents at end of the year	10,872	3,290	3,828

Supplemental disclosure of non-cash investing and financing activities:
Shares issued in a business combination	-	-	5,808
Addition of right-of-use assets	903	40	198
Proceed for sale of discontinued operations	82	-	-

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

Background

Alarum Technologies Ltd. (“Alarum”, and collectively referred to with its wholly-owned subsidiaries as the “Company”) is a global provider of internet access and web data collection solutions.

The Company’s ordinary shares are listed on the Tel Aviv Stock Exchange (“TASE”) and as of August 17, 2018, the Company’s American Depositary Shares (“ADSs”) are listed on the Nasdaq Capital Market (“Nasdaq”).

The Company currently operates in two segments. The segments include enterprise internet access solutions and consumer internet access solutions. For further information regarding the sale of the Company’s enterprise cybersecurity segment, which is presented in these consolidated financial statements as discontinued operations, see Note 15.

The Company’s enterprise internet access solutions are provided through the Company’s wholly owned subsidiary NetNut Ltd. (“NetNut”) and enable customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. The Company’s consumer internet access solutions are provided through the Company’s wholly-owned subsidiary CyberKick Ltd. (“CyberKick”), and provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured and encrypted connection, masking the customers online activity and keeping them safe from hackers. For further information regarding the scale down of the Company’s consumer internet access segment, see Note 6.

The Company has suffered recurring losses from operations as well as cash outflows from operating activities in recent years. However, since the beginning of 2023, the Company started to generate cash flows and is currently funding its operations primarily through cash generated from operating activities. Accordingly, cash and cash equivalents as of December 31, 2023 were $10,872 thousand and cash provided by operating activities was $4,727 thousand for the year ended December 31, 2023. Based on the Company’s cash position and the improvement of its cash flows from operations, the Company believes that it has sufficient resources to fund its operations for at least the next twelve months from the date on which the consolidated financial statements are authorized for issue.

War in Israel

In October 2023, Israel was attacked by the Hamas terrorist organization and entered a state of war. To date, there is no material adverse impact on Company’s operations and financial results as a result of this war. However, at this time, it is not possible to predict the intensity or duration of the war, nor can the Company predict how this war will ultimately affect Israel’s economy in general. The Company continues to monitor the situation closely and examine the potential disruptions that could adversely affect its operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation of financial statements

The consolidated financial statements as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, are in compliance with International Financial Reporting Standards (“IFRS”), and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”). In connection with the presentation of these consolidated financial statements, the following should be noted:

The significant accounting policies described below have been applied consistently to all the years presented, unless otherwise stated.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities (including derivatives) at fair value through profit or loss, which are presented at fair value.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise its judgment in the process of applying the Company’s accounting policies. Actual results may differ materially from estimates and assumptions used by management. The Company’s critical accounting estimates and policies are impairment of goodwill and revenue recognition of advertising revenue (gross versus net basis). For further details see below.

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

Translation of foreign currency balances and transactions

Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “Functional Currency”) The consolidated financial statements of the Company are presented in U.S. dollars, which is the Company’s and the Company’s subsidiaries Functional Currency.

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

Trade receivables

The trade receivables balance represents the unconditional right to consideration because only the passage of time is required before the payment is due from Company customers for services rendered in the ordinary course of business. If collection is expected within one year or less, trade receivables are classified as current assets. If not, trade receivables are presented as non-current assets. Trade receivables are initially recognized based on their transaction price, and subsequently measured at amortized cost using the effective interest method, less a provision for expected credit losses.

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

Intangible assets

Research and development

Through December 31, 2023 and 2022, the Company has not met the criteria for capitalizing development expenses as intangible assets, and accordingly, no asset has so far been recognized in the consolidated financial statements in respect of capitalized development expenses. Consequently, the research and development expenses of the Company are fully recognized as incurred.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Technologies

Technologies which were acquired either separately or as part of a business combination are initially measured at fair value at the acquisition date and amortized over a period of 2-4 years using the straight-line method, with such amortization classified as cost of revenues.

Customer relations

Customer relations which were acquired as part of a business combination are initially measured at fair value at the acquisition date and amortized over a period 5 years using the straight-line method, with such amortization classified as selling and marketing expenses.

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

Goodwill is tested annually for impairment in the fourth quarter of each year, or more frequently if events or changes in circumstances indicate that it may be impaired. For the 2023, 2022 and 2021 reporting periods, the recoverable amount of the Company’s CGUs was determined based on value-in-use calculations which require the use of assumptions. For further details, see Note 6.

Impairment of non-monetary assets other than goodwill

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less selling costs and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels of identifiable cash flows. Non-monetary assets, other than goodwill, that were impaired are reviewed annually for possible reversal of the impairment recognized at each statement of financial position date. Impairment loss of technologies is recorded under cost of revenue, and of customer relations under selling and marketing expenses. For further details, see Note 6.

Financial liabilities at amortized cost

Financial liabilities at amortized cost are initially recognized at their fair value less transaction costs that are directly attributable to the issue of the financial liability and are subsequently measured at amortized cost. For further information regarding the Company’s accounting policy related to long-term loans, see Note 10.

Employee benefits

Vacation and recreation pay

Every employee is legally entitled to vacation and recreation benefits, which are computed on an annual basis. This entitlement is based on the term of employment. The Company charges liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee.

Income taxes

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

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Share-based payments

The Company operates a number of equity-settled, share-based compensation plans, under which the Company receives services from employees as consideration for equity instruments (options and restricted share units or “RSUs”) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the date of each financial position, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statements of profit or loss, with a corresponding adjustment to equity.

Loss per share

Basic loss per share is calculated by dividing net loss for the year by the weighted average number of ordinary shares (including pre-funded warrants). When calculating the diluted loss per share, the Company adjusts the loss attributable to holders of ordinary shares and the weighted average number of shares in issue, to reflect the effect of all potentially dilutive ordinary shares.

Revenue recognition

The Company derives its revenues mainly from the following sources:

Software as a Service

The Company generates revenue from the sale of subscriptions to customers who access the Company’s platforms.

The Company’s subscription contracts are generally offered on a periodical basis, generally monthly, and include a fixed price. Customers do not have the ability to take possession of the software, and instead receive continuous access to the platform throughout the contract period. Therefore, these arrangements are accounted for as service contracts.

The Company’s subscription contracts are primarily charged and paid upfront and are non-cancelable.

The Company considers the terms and conditions of the contracts and the Company’s customary business practices in identifying its contracts under IFRS 15. The Company determines it has a contract with a customer when the contract has been approved by both parties, it can identify each party’s rights regarding the services to be transferred and the payment terms for the services, it has determined the customer to have the ability and intent to pay, and the contract has commercial substance. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history or, in the case of a new customer, credit and financial information pertaining to the customer.

The Company’s performance obligations consist of access to its platform and related support services which are considered one performance obligation.

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. Payment terms are generally upfront at the time of the transaction, except for several customers which are generally net 30 days. The Company applied the practical expedient in IFRS 15 and did not evaluate payment terms of one year or less for the existence of a significant financing component.

Revenue is recognized ratably over the term of the subscription contract generally beginning on the date that the platform is made available to a customer. Amounts that have been invoiced are recorded in trade receivables and in contract liabilities or revenue, depending on whether transfer of control to customers has occurred.

The Company applies the practical expedient in IFRS 15 for incremental costs of obtaining contracts when the associated revenues are recognized over less than one year.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Advertising

The Company generates revenues from the distribution of security and privacy products of third-party developers in various digital properties. Advertising revenue is recognized at the point in time when a user purchases a product of a customer and is considered a single performance obligation. Commencing the second half of 2023, advertising revenue is immaterial.

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

Leases

The Company’s leases include property and motor vehicle leases.

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

After the commencement date, the Company measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability. Assets are depreciated by the straight-line method over the lease period, which is 3 years for vehicles and property.

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

New standards and amendments adopted

Disclosure of Accounting Policies – Amendment to IAS 1, “Presentation of Financial Statements”. The amendment requires entities to disclose their material rather than their significant accounting policies. The amendment defines what is material accounting policy information (being information that, when considered together with other information included in an entity’s financial statements, can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements) and explains how to identify when accounting policy information is material. It further clarifies that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information. Accordingly, the amendment reduces the disclosure of immaterial accounting policies previously included in the Company’s consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendment to IAS 12, “Income Taxes”. The amendment requires companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences, and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities, decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related assets. The cumulative effect of recognizing these adjustments is recognized in the opening balance of retained earnings, or another component of equity, as appropriate. The amendment had no material effect on the Company’s consolidated financial statements.

New standards and amendments not yet adopted

Certain amendments to accounting standards have been published that are not mandatory for December 31, 2023 reporting period and have not been early adopted by the Company. These amendments are not expected to have a material effect on the Company’s consolidated financial statements.

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

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

Credit risk

Credit risk arises mainly from cash and cash equivalents, bank deposits, and trade receivables. The Company estimates that since the liquid instruments are mainly invested with highly rated institutions, the credit and interest risks associated with these balances are low. Credit risk of trade receivables is the risk that customers may fail to pay their debts. The Company mitigates the risk by ensuring its customers have sufficient funds to meet their needs and by selling to customers of high credit quality. No credit limits were exceeded in 2023 and 2022 and management does not expect any losses from non-performance by these counterparties beyond those that have already been recognized.

Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the New Israeli Shekel (“NIS”). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities denominated in foreign currency. These foreign currency-denominated transactions consist primarily of personnel, leases and other overhead costs. For the years ended December 31, 2023 and 2022, foreign currency exchange gains and losses were immaterial.

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

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The table below categorizes non-derivative financial liabilities into relevant maturity groupings based on the remaining period at financial position date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows.

	Less than one year	Between one to two years	More than two years
	U.S. dollars in thousands
December 31, 2023:
Lease liabilities	370	303	220
Long-term loans	290	782	20
Accounts payable and accruals	2,808	-	-
	3,468	1,085	240
December 31, 2022:
Lease liabilities	204	13	-
Short-term bank loans	1,606	-	-
Long-term loans	617	540	66
Accounts payable and accruals	4,517	-	-
	6,944	553	66

Fair value estimation

Below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

Level 3 financial instruments

As of December 31, 2023 and 2022, the Company has several financial liabilities measured at fair value through profit or loss, which met the level 3 criteria (see below). The following table presents the changes in level 3 financial liabilities for each of the three years in the period ended December 31, 2023:

Derivative financial instruments
Balance as of January 1, 2023	26
Initial recognition of financial liability	1,197
Classification of financial liability to equity	(1,116)
Changes within profit or loss	2
Balance as of December 31, 2023	109

Derivative financial instruments
Balance as of January 1, 2022	488
Changes within profit or loss	(462)
Balance as of December 31, 2022	26

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Contingent consideration	Derivative financial instruments	Total
Balance as of January 1, 2021	1,599	1,448	3,047
Payment of contingent consideration	(915)	-	(915)
Changes within profit or loss	(684)	(960)	(1,644)
Balance as of December 31, 2021	-	488	488

Financial instruments

Financial assets

	Financial assets measured at fair value	Financial assets at amortized cost	Total
	U.S. dollars in thousands
December 31, 2023
Cash and cash equivalents	-	10,872	10,872
Accounts receivable (excluding prepaid expenses)	-	2,194	2,194
Long-term restricted deposits	-	3	3
Long-term deposits	-	104	104
Equity securities	82	-	82
	82	13,173	13,255
December 31, 2022
Cash and cash equivalents	-	3,290	3,290
Accounts receivable (excluding prepaid expenses)	-	2,236	2,236
Short-term restricted deposits	-	560	560
Long-term restricted deposits	-	127	127
Long-term deposits	-	21	21
	-	6,234	6,234

Financial liabilities

	Financial liabilities measured at fair value	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands
December 31, 2023
Lease liabilities	-	893	893
Accounts payable and accruals	-	2,808	2,808
Long-term loans	-	1,092	1,092
Derivative financial instruments	109	-	109
	109	4,793	4,902
December 31, 2022
Lease liabilities	-	217	217
Accounts payable and accruals	-	4,517	4,517
Short-term bank loans	-	1,606	1,606
Long-term loans	-	1,223	1,223
Derivative financial instruments	26	-	26
	26	7,563	7,589

Assets and liabilities which are not measured on a recurring basis at fair value, are presented at their carrying amount, which approximates their fair value.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Valuation processes of the Company

The Company used the Binomial model to evaluate the fair value of derivative financial instruments related to warrants previously granted to investors as of December 31, 2023 and 2022, using the following principal assumptions:

	Year ended December 31
	2023	2022
Risk-free interest rate	5.32%	4.59%
Expected term (in years)	0.43	1.43
Expected volatility	91%	69.28%

The Company also used the Black-Scholes model to evaluate the fair value of derivative financial instruments related to several warrants previously granted to investors as of December 31, 2023 and 2022, using the following principal assumptions:

Year ended December 31
	2023	2022
Risk-free interest rate	4.01%-4.92%	4.11%-4.73%
Expected term (in years)	0.86-2.99	0.92-3.99
Expected volatility	81.07%-94.33%	69.93%-98.87%

As of December 31, 2023 and 2022, derivative financial instruments totaled to $109 thousand and $26 thousand, respectively.

The Company issued warrants to investors under a private placement on September 14, 2023. See Note 14 for details regarding the valuation processes of the Company with respect to these warrants through the year ended December 31, 2023.

See Note 12 for details regarding the valuation processes of the Company with respect to options and RSUs granted through the years ended December 31, 2023 and 2022.

NOTE 4 - CASH AND CASH EQUIVALENTS:

As of December 31, 2023 and 2022, the balance of cash and cash equivalents was comprised of cash at banks and short-term bank deposits of up to 3 months.

NOTE 5 - TRADE RECEIVABLES:

As of December 31, 2023 and 2022, the balance of trade receivables consisted of open accounts, net of a provision for expected credit losses of $0 and $8 thousand, respectively.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - GOODWILL & INTANGIBLE ASSETS:

Composition

	Cost				Accumulated amortization
	Balance at	Additions	Impairment	Balance	Balance at	Additions	Impairment	Balance
	beginning	during	during	at end	beginning	during	during	at end	Amortized
	of year	the year	the year	of year	of year	the year	the year	of year	balance
	U.S. dollar in thousands
2023
Technologies	6,055	-	-	6,055	3,900	573	305	4,778	1,277
Customer relations	4,002	-	-	4,002	1,273	245	2,375	3,893	109
Goodwill	10,429	-	(6,311)	4,118	-	-	-	-	4,118
	20,486	-	(6,311)	14,175	5,173	818	2,680	8,671	5,504
2022
Technologies	6,055	-	-	6,055	2,665	1,145	90	3,900	2,155
Customer relations	4,002	-	-	4,002	379	531	363	1,273	2,729
Goodwill	10,998	-	(569)	10,429	-	-	-	-	10,429
	21,055	-	(569)	20,486	3,044	1,676	453	5,173	15,313
2021
Technologies	5,059	996	-	6,055	1,575	1,090	-	2,665	3,390
Customer relations	774	3,228	-	4,002	57	322	-	379	3,623
Goodwill	5,387	6,311	(700)	10,998	-	-	-	-	10,998
	11,220	10,535	(700)	21,055	1,632	1,412	-	3,044	18,011

Amortization expense for the years ended December 31, 2023, 2022 and 2021 was $818 thousand, $1,676 thousand and $1,412 thousand, respectively.

Impairment loss of intangible assets (rather than goodwill) for the years ended December 31, 2023, 2022 and 2021 was $2,680 thousand, $453 thousand and $0, respectively. For further information, see below.

Testing of goodwill impairment

For the year ended December 31, 2023

NetNut CGU

The Company performed the annual goodwill impairment test for its NetNut CGU at December 31, 2023. The recoverable amount was assessed by management based on value-in-use calculation which uses cash flow projections covering a 5-year period and terminal growth rate of 3% thereafter, and a discount rate of 25.5%. The terminal growth rate represents the long-term average growth prospects of the enterprise internet access market. Based on the impairment test performed, the estimated recoverable amount was determined to be substantially higher than its carrying amount. A hypothetical decrease in the terminal growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by $1,861 thousand and $3,699 thousand, respectively, and would not result in an impairment.

CyberKick CGU

During the second quarter of 2023, the Company identified triggering events for potential impairment in its CyberKick CGU. The triggering events include a purchase pause by CyberKick’s largest customer as well as higher customer churn rates, which resulted in a material decrease in forecasted operating results. As a result, the Company decided to scale down the operations of CyberKick, with material reductions of expenses and headcount, and to continue to maintain its operations only to current paying customers.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accordingly, the Company performed an impairment test for the intangible assets constituting its CyberKick CGU and thereafter for the entire CGU at June 30, 2023. The recoverable amount of the customer relations was assessed by management based on value-in-use calculation which uses cash flow projections covering a 3-year period, assuming probability of customers resuming purchases during next year of 50% and a discount rate of 22.0%. As a result, the Company recorded an impairment loss of $2,190 thousand within selling and marketing expenses. The recoverable amount of the technologies was assessed by management based on value-in-use calculation which uses cash flow projections covering a 3-year period and a discount rate of 22.0%. As a result, the Company recorded an impairment loss of $305 thousand within cost of revenue. In addition, during the third quarter of 2023, the remaining customer relations balance of $185 thousand was fully impaired.

Following the above impairments, the recoverable amount of the entire CGU was assessed by management based on its fair value less costs of disposal (level 3 measurement). As a result, the entire goodwill balance of $6,311 thousand was impaired. As of December 31, 2023, the remaining technology balance in respect of the CyberKick CGU was $247 thousand.

For the year ended December 31, 2022

NetNut CGU

The Company performed the annual goodwill impairment test for its NetNut CGU at December 31, 2022. The recoverable amount was assessed by management based on value-in-use calculation which uses cash flow projections covering a 7-year period and terminal growth rate of 3% thereafter, and a discount rate of 25.0%. The terminal growth rate represents the long-term average growth prospects of the enterprise internet access market. Based on the impairment test performed, the estimated recoverable amount was determined to be higher than its carrying amount. A hypothetical decrease in the terminal growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by $138 thousand and $475 thousand, respectively, and would not result in an impairment.

CyberKick CGU

The Company performed the annual goodwill impairment test for its CyberKick CGU at December 31, 2022. The recoverable amount was assessed by management based on value-in-use calculation which uses cash flow projections covering a 7-year period and terminal growth rate of 3% thereafter, and a discount rate of 25.0%. The terminal growth rate represents the long-term average growth prospects of the consumer internet access market. Based on the impairment test performed, the estimated recoverable amount was determined to be higher than its carrying amount. A hypothetical decrease in the terminal growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by $627 thousand and $946 thousand, respectively, and would not result in an impairment.

NetNut Networks Inc. (“NNNW”) CGU

During the second quarter of 2022, the Company identified triggering events for potential impairment in its NNNW CGU which include a decrease in forecasted operating results. Accordingly, the Company performed a goodwill impairment test at June 30, 2022. As a result, the entire goodwill balance of $569 thousand was impaired.

The following table presents the carrying amount of goodwill by CGUs as of December 31, 2023 and 2022:

	December 31
	2023	2022
	U.S. dollars in thousands
NetNut	4,118	4,118
CyberKick	-	6,311
NNNW	-	-
	4,118	10,429

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME:

Corporate taxation

The taxable income of Alarum, Safe-T Data A.R Ltd. (“Safe-T Data”) and CyberKick is subject to the Israeli regular corporate tax rate of 23%.

The taxable income of NetNut, based on management opinion, meets the criteria of a Preferred Technological Enterprise under the Law for the Encouragement of Capital Investments and accordingly, is eligible for a reduced tax rate of 12%. However, as of December 31, 2023, NetNut has carryforward tax losses and therefore not yet utilized any benefits associated with the Preferred Technological Enterprise. Taxable income other than taxable income from the Preferred Technological Enterprise regime is subject to the Israeli regular corporate tax rate.

The taxable income of NNNW is subject to a regular U.S. federal tax rate of 21%.

Tax assessments

Tax assessments filed by the Company and Safe-T Data through 2018 are considered final.

Tax assessments filed by NetNut through 2017 are considered final.

Tax assessments filed by NNNW through 2019 are considered final.

CyberKick has not been assessed since its incorporation.

Carryforward tax losses

Carryforward tax losses in Israel of the Company amounted to $13.81 million and $8.9 million as of December 31, 2023 and 2022, respectively.

Carryforward tax losses in Israel of Safe-T Data amounted to $37.4 million and $37.6 million as of December 31, 2023 and 2022, respectively.

Carryforward tax losses in Israel of NetNut amounted to $0.1 million and $7.2 million as of December 31, 2023 and 2022, respectively.

Carryforward tax losses in Israel of CyberKick amounted to $3.2 million and $3.3 million as of December 31, 2023 and 2022, respectively.

Carryforward tax losses in Israel have no expiration date. Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Deferred taxes

	Property and equipment, net	Intangible assets, net	Carryforward tax losses	Carryforward research and development expenses	Other	Total
	U.S. dollar in thousands

Balance as of January 1, 2023	-	(852)	551	-	-	(301)
Changes during the year:
Charged to the statement of profit or loss	-	688	(509)	285	18	482
Balance as of December 31, 2023	-	(164)	42	285	18	181

Balance as of January 1, 2022	-	(1,067)	422	-	-	(645)
Changes during the year:
Charged to the statement of profit or loss	-	215	129	-	-	344
Balance as of December 31, 2022	-	(852)	551	-	-	(301)

Balance as of January 1, 2021	(10)	(783)	-	-	-	(793)
Changes during the year:
Initial recognition due to business combination	-	(825)	-	-	-	(825)
Charged to the statement of profit or loss	10	541	422	-	-	973
Balance as of December 31, 2021	-	(1,067)	422	-	-	(645)

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Theoretical tax reconciliation

Following is a reconciliation of the theoretical taxes on income, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see above) and the actual tax expense:

	Year ended December 31
	2023		2022		2021
	%	U.S. dollars in thousands	%	U.S. dollars in thousands	%	U.S. dollars in thousands
Loss before taxes on income, as reported in the statement of profit or loss	23	6,089	23	12,783	23	9,470
Theoretical tax benefit		(1,400)		(2,940)		(2,178)
Increase (decrease) in effective tax rate due to:
Tax benefits arising from reduced tax rate under Preferred Technological Enterprise		(590)		441		497
Decrease in taxes resulting from utilization of losses in the reported year for which deferred taxes were not recognized in prior years		(843)		-		-
Increase in taxes resulting from permanent differences - non-deductible expenses		2,206		261		214
Increase in taxes resulting from losses in the reported year for which deferred taxes were not recognized		145		1,911		522
Tax benefit		(482)		(327)		(945)

NOTE 8 - OTHER PAYABLES:

	December 31
	2023	2022
	U.S. dollars in thousands
Accrued expenses	356	571
Employees and related institutions	2,083	1,779
	2,439	2,350

The carrying amounts of other payables, which are financial liabilities, is a reasonable approximation of their fair value since the effect of discounting is immaterial.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SHORT-TERM BANK LOANS:

On May 25, 2022, CyberKick entered into a revolving line of credit agreement with United Mizrahi-Tefahot Bank Ltd. (the “Bank”), in an amount of up to $2 million for a period of 12 months, at an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 5.5% per annum, to be paid quarterly for the actual withdrawn balance. The line of credit was limited at a 3X multiple on the most updated monthly revenues of CyberKick, was secured against all of the assets of CyberKick, was guaranteed by Alarum and included a refundable deposit by the Company of $500 thousand. The line of credit could be consummated by revolving 3-month loans and was scheduled to expire on March 31, 2023.

On April 13, 2023, the line of credit agreement was extended until March 31, 2024, under the same terms. In July 2023, CyberKick reached an arrangement with the Bank, for early repayment of the short-term loan. On August 9, 2023, the entire loan balance was repaid and the deposit was released.

Interest expense related to the line of credit was $102 thousand and $39 thousand for the years ended December 31, 2023 and 2022, respectively.

NOTE 10 - STRATEGIC FUNDING:

On August 8, 2022, the Company signed a strategic funding agreement with O.R.B. Spring Ltd. (“O.R.B.”) of up to $4 million to support the further growth of CyberKick and accelerate its customer acquisition program. Under the terms of the agreement, O.R.B. will provide the Company with a cash commitment of $2 million (Tranches 1-2) with an additional $2 million (Tranches 3-8) available subject to achievement of a certain financial milestone. The funding, made through a series of cash installments through July 2023, will be allocated specifically towards the Company’s customer acquisition program for its consumer internet access solution.

On October 27, 2022, the Company signed an amendment to the O.R.B. agreement which provides for a cancellation of the milestone, as defined in the O.R.B. agreement, as well as removed any discretion previously granted to O.R.B. in connection with the additional $2 million funding. As a result, the O.R.B. cash commitment increased to $4 million. Also, the parties agreed that Tranche 2 at the amount of $1 million which was planned to be funded in November 2022, will be divided to 3 sub-tranches of $333 thousand each, to be funded equally in November 2022, December 2022 and January 2023.

The Company will repay the funding using a revenue share model that is based on sales generated only from customers of the new consumer internet access solution acquired with each funding installment. Each such funding installment shall be repaid within 24 months and if the repayments does not cover 100% of the installments, then the Company will cover the remaining amounts, in cash or shares, at its sole discretion. Once the investment amount has been repaid in full, the Company and O.R.B. shall share the attributed revenue in equal parts (50:50) until the lapse of 5 years after the date on which each installment was received by the Company.

The Company recognized a financial liability for each tranche upon drawdown, at the amount drawn less transaction costs attributable to that tranche.

Upon initial recognition, the effective interest rate was calculated by estimating the future cash flows throughout the expected life of that tranche, taking into account the transaction costs allocated to that tranche. The weighted effective interest rate upon the initial recognition was approximately 34.92% per year.

In consideration for the cash commitment, the Company granted 5,006,386 warrants that were exercisable for periods of up to 3 years from the vesting dates of the warrants, as detailed below:

●	2,068,966 series A warrants with exercise price of $0.725 per share, of which, 1,034,483 (representing 50%) were fully vested, and the remaining 1,034,438 vested on December 1, 2022

●	344,828 series B warrants with exercise price of $1.45 per share, of which, 172,414 (representing 50%) were fully vested, and the remaining 172,414 vested on December 1, 2022;

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

●	2,222,222 series C warrants with exercise price of $0.675 per share, of which, 1,111,111 (representing 50%) vested on March 1, 2023, and the remaining 1,111,111 vested on September 1, 2023; and

●	370,370 series D warrants with exercise price of $1.35 per share, of which, 185,185 (representing 50%) vested on March 1, 2023, and the remaining 185,185 vested on September 1, 2023.

In case that the Company will not exercise the funding or a portion of it, with respect to Tranches 3-8, until September 1, 2023, then up to 50% of each of the series C warrants and series D warrants will be cancelled, pro rata, to the amounts of funding not withdrawn. In addition, the Company shall have the right to require the exercise of all or any portion of the warrants if the closing price of the Company’s ordinary shares exceeds 150% of the respective exercise price of each series of warrants for three consecutive trading days.

The Company accounted for the above warrants, which represent the consideration for providing the cash commitment, in accordance with the provisions of IFRS 2 “Share-based payment” (“IFRS 2”). As such, the fair value of these warrants was accounted for as transaction costs. Total transaction costs recognized by the Company at the initial date totaled $596 thousand, representing the fair value of series A and B warrants, and 50% of the fair value of series C and D warrants, due to the fact that up to 50% of each of them are subject to cancellation in the case that the Company will not exercise the funding or a portion of it, with respect to Tranches 3-8.

These transaction costs were recorded under “other non-current assets” in the consolidated statement of financial position and are allocated to each tranche drawdown on a pro rata basis, while the remaining 50% of the fair value of series C and D warrants will be allocated to each tranche on a pro rata basis at the drawdown date. The fair value of these warrants was determined using the Monte-Carlo model using the following principal assumptions: risk-free interest rate 3.14%-4.30%, expected term (in years) 3.01-3.85, expected volatility 95.76%-99.96%.

On January 30, 2023, the Company signed a second amendment to the O.R.B. agreement., according to which, O.R.B. will fund the Company with 18 tranches of $111 thousand (an unchanged total amount of $2 million) from February 2023 through July 2024, instead of the 6 original tranches (Tranches 3-8) of $333 thousand each from February 2023 through July 2023.

On September 7, 2023, the Company signed a third amendment to the O.R.B. agreement., according to which O.R.B. agreed to waive all rights to future revenue share after 100% repayment of each tranche withdrawn, to extend the repayment duration of up to 100% of the original tranches to 30 months instead of 24 months and to cancel all outstanding warrants granted, in exchange for a total consideration of $500 thousand, out of which, $366 thousand was allocated for the cancellation all outstanding warrants granted based on their fair value. The fair value was determined using the Monte-Carlo model with the following principal assumptions: risk-free interest rate 4.66-4.99%, expected term (in years) 1.93-2.98, expected volatility 77.29-79.22%. As a result, the Company classified $274 thousand from other equity reserves to share premium. In addition, the Company accounted for this amendment as an extinguishment of the agreement. Accordingly, the difference in the amount of$349 thousand between the carrying amount of the original liability and the new liability (which was calculated using an effective interest rate of 18.7%) and the consideration paid, was recorded in profit or loss as finance expense.

Reconciliation of movements of long-term loan to cash flow from financing activities is as follows:

	December 31
	2023	2022
	U.S. dollars in thousands
Balance at the beginning of year	1,223	-
Changes from financing cash flows:
Long-term loans received	888	1,667
Long-term loans payments (interest and principal)	(915)	(247)
Payments related to extinguishment of long-term loans	(134)	-
Non-cash changes:
Allocation of transaction costs to equity	(158)	(369)
Finance expenses, net	188	172
Balance at the end of year	1,092	1,223

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - LEASES:

The Company’s leases include office and vehicle leases. The lease agreements are for periods of between 2 to 3 years and may include an option to extend the lease period.

In June 2023, the Company entered into a new operating lease agreement for the offices it uses. The lease periods are for two years expiring in October 2025, with an option to extend the lease periods for an additional year. The Company is reasonably certain to exercise such option.

Expenses relating to short-term leases for the years ended December 31, 2023, 2022 and 2021 were $63 thousand, $111 thousand and $58 thousand, respectively.

Right-of-use assets

	Property	Vehicles	Total
	U.S. dollars in thousands
Cost:
Balance as of January 1, 2023	763	180	943
Additions	879	24	903
Disposals	-	(127)	(127)
Balance as of December 31, 2023	1,642	77	1,719

Accumulated amortization:
Balance as of January 1, 2023	(643)	(110)	(753)
Additions	(253)	(34)	(287)
Disposals	-	100	100
Balance as of December 31, 2023	(896)	(44)	(940)
	746	33	779
Cost:
Balance as of January 1, 2022	763	156	919
Additions	-	45	45
Disposals	-	(21)	(21)
Balance as of December 31, 2022	763	180	943

Accumulated amortization:
Balance as of January 1, 2022	(413)	(55)	(468)
Additions	(230)	(61)	(291)
Disposals	-	6	6
Balance as of December 31, 2022	(643)	(110)	(753)
	120	70	190

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Lease liabilities

	Property	Vehicles	Total
	U.S. dollars in thousands
Balance as of January 1, 2023	153	64	217
Additions	880	21	901
Disposals	-	(27)	(27)
Interest expense	87	1	88
Payments	(249)	(37)	(286)
Balance as of December 31, 2023	871	22	893

Short-term lease liabilities	358	12	370
Long-term lease liabilities	513	10	523
Balance as of December 31, 2023	871	22	893

Balance as of January 1, 2022	459	103	562
Additions	-	40	40
Disposals	-	(12)	(12)
Interest expense	9	2	11
Payments	(315)	(69)	(384)
Balance as of December 31, 2022	153	64	217

Short-term lease liabilities	153	51	204
Long-term lease liabilities	-	13	13
Balance as of December 31, 2022	153	64	217

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SHARE BASED PAYMENT:

The Company maintains a share-based payment plan for employees, directors and consultants (the “Plan”). According to the Plan, the Company can grant options and RSUs. The options and the RSUs vest over a period of up to four years, and their term period is 7-10 years. Nevertheless, the Board of Directors is qualified to resolve on different vesting terms. Below is a summary of the Company’s share option and RSUs activity during the years 2023, 2022 and 2021:

Date of grant	Amount	Exercise price ($) (*)	Fair value at the date of grant (U.S. dollars in thousands)	Volatility	Risk-free interest rate	Contractual term (in years)
2023
Options
April 20, 2023	100,000	0.20	10	79.84%	4.14%	2
May 18, 2023	30,000	0.21	3	89.91%	3.94%	10
November 27, 2023	1,343,748	0.00-0.43	414	91.46%	4.17%	7
	1,473,748
RSUs
July 19, 2023	100,000	-	26	-	-
September 13, 2023	650,000	-	209	-	-
November 27, 2023	925,572	-	494	-	-
	1,675,572
2022
Options
March 13, 2022	84,000	0.68	59	93.01%	2.08%	10
May 30, 2022	323,000	0.00-0.59	125	92.55%	2.57%	10
August 31, 2022	228,000	0.49	63	91.14%	2.97%	10
November 28, 2022	1,673,060	0.35	295	91.09%	3.30%	10
December 19, 2022	1,020,000	0.42	116	90.78%	3.37%	10
December 21, 2022	20,000	0.30	2	90.78%	3.47%	10
	3,348,060
2021
Options
March 7, 2021	298,755	1.73	267	97.59%	1.27%	10
April 13, 2021	110,000	1.43	94	97.42%	0.50%-1.18%	5-10
August 25, 2021	1,657,572	1.10	1,117	94.98%-106.19%	0.17%-1.14%	3-10
September 19, 2021	483,750	1.27	291	94.56%	1.24%	10
October 6, 2021	12,500	1.10	8	106.19%	0.17%	3
October 17, 2021	12,500	1.10	8	106.19%	0.17%	3
	2,575,077

(*)	Translated from NIS based on the U.S. dollars/NIS exchange rate as of December 31, 2023.

The fair value of the options was determined using the Binomial model. Volatility is based on volatility data of the traded share price of the Company. The early exercise multiple used for the fair value calculations for grants during 2023, 2022 and 2021 is 2.5 for each offeree.

The fair value of RSUs was evaluated based on the share price on the grant date.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Movement in the number of share options and RSUs outstanding and their related weighted average exercise prices are as follows:

Options

	2023		2022		2021
	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)
Outstanding at beginning of year:	7,001,800	0.88	4,235,525	1.52	2,206,321	2.00
Granted	1,473,748	0.34	3,348,060	0.40	2,575,077	1.31
Exercised	(224,463)	0.10	(46,561)	-	(69,807)	-
Forfeited	(768,269)	0.56	(277,196)	1.51	(472,898)	1.23
Expired	(346,096)	1.08	(258,028)	4.52	(3,168)	19.75
Outstanding at end of year	7,136,720	0.67	7,001,800	0.88	4,235,525	1.52
Exercisable at end of year	3,605,391	1.09	2,087,181	1.31	883,567	2.19

RSUs

2023
Number of RSUs
Outstanding at beginning of year:	-
Granted	1,675,572
Vested	-
Forfeited	-
Outstanding at end of year	1,675,572
Exercisable at end of year	-

The following table summarizes information about exercise price and the remaining contractual life of options outstanding at the end of 2023, 2022 and 2021:

	2023		2022		2021
Exercise prices ($)	Number outstanding at end of year	Remaining contractual life (in years)	Number outstanding at end of year	Remaining contractual life (in years)	Number outstanding at end of year	Remaining contractual life (in years)
0.00-0.01	972,728	0.15-6.91	589,668	0.15-9.42	506,231	1.15-9.65
0.21-1.07	3,783,920	6.91-9.39	3,118,060	9.20-9.97	-	-
1.23-1.89	2,380,072	0.65-7.72	3,294,072	0.59-8.65	3,722,972	1.58-9.65
46.62-1,554.54	-	-	-	-	6,322	0.08-6.47
	7,136,720		7,001,800		4,235,525

Warrants grant to service providers

On December 27, 2021, the Company issued 10,000 fully vested warrants to a certain service provider, which can be exercised into 10,000 ADSs (100,000 ordinary shares) within 5 years from the date of grant. 5,000 warrants can be exercised at a price of $12.5 per warrant, and an additional 5,000 warrants can be exercised at a price of $20.00 per warrant. The fair value of the warrants which was computed according to the Black-Scholes model, amounted to $53 thousand.

Shares issuance to service providers

During the year ended December 31, 2022, the Company issued 140,135 ordinary shares to service providers for a total estimated fair value of $104 thousand.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Expenses recognized in the financial statements

The costs which were recognized in the Company’s financial statements in respect of services received from its employees and consultants are presented in the table below:

	Year ended December 31
	2023	2022	2021
	U.S. dollar in thousands
Share-based payment plans	933	1,679	2,356

The plans are intended to be governed under rules set for that purpose in the Plan. The exercise prices of the options that are exercisable into shares as of December 31, 2023 range between $0.00 to $1.77.

NOTE 13 - RETIREMENT BENEFITS OBLIGATION:

Liability for employee rights upon retirement

Labor laws and agreements require the Company to pay severance pay and/or pensions to employees dismissed or retiring from their employ in other certain circumstances. The amounts of benefits those employees are entitled to upon retirement are based on the number of years of service and the last monthly salary.

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

Defined contribution plans

The Company’s severance pay liability to Israeli employees for which the said liability is covered under section 14 of the Severance Pay Law is covered by regular deposits with defined contribution plans. The amounts funded above are not reflected in the consolidated statements of financial position. The amounts recognized as expense in respect of defined contribution plans in 2023, 2022 and 2021 are $314 thousand, $319 thousand and $276 thousand, respectively.

NOTE 14 - SHAREHOLDERS’ EQUITY:

Share capital

As of December 31, 2023 and 2022, the Company’s share capital is composed as follows:

	Number of shares
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2023		December 31, 2022
Ordinary shares of no-par value	150,000,000	59,681,632	75,000,000	32,628,044

On November 2, 2023, the Company’s shareholders approved to increase the Company’s authorized share capital to 150,000,000 ordinary shares of no-par value.

The last reported market price for the Company’s securities on December 31, 2023 was $7.76 per ADS on the Nasdaq and ILS 2.73 per share on the TASE (based on the exchange rate reported by the Bank of Israel for that date).

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Rights conferred by ordinary shares

The ordinary shares confer upon their holders voting rights, the right to receive dividends, the right to a share in excess assets upon liquidation of the Company and other rights as set out in the Company’s articles of association.

Private placement

On September 14, 2023, the Company completed a private placement offering of an aggregate of 187,225 units (the “Units”), at a purchase price of $22.70 per Unit. Each Unit consists of 10 ADSs and 1 non-tradeable warrant (the “PP Warrants”), each are exercisable into 3 ADSs. Gross proceeds totaled to $4,256 thousand. Total issuance costs amounted to $681 thousand.

The Company’s Chairman of Board of Directors (“Chairman”), Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), invested an aggregate of $1.05 million in the private placement. The Chairman and CEO used, in part, $400 thousand each loaned to them in a non-recourse loan, by the rest of the investors in the private placement, other than the CFO. The loans bear annual interest of 8% and should be repaid in three equal installments on September 14, 2024, March 14, 2025, and September 14, 2025. The Chairman’s and CEO’s loans are secured by ADSs they already own and the ADSs they purchased in the private placement along with their PP Warrants. The Company accounted for this arrangement between the Chairman and CEO, and the rest of the investors, in accordance with the provisions of IFRS 2. As a result, the Company recorded share-based expenses of $19 thousand.

The PP Warrants are exercisable at any time after the date of issuance for a period of 30 months from the offering date upon payment of an exercise price of $2.72 per ADS and may also be exercised, in whole or in part, by means of a “cashless exercise”, which will be available until a registration statement covering the resale of the ADSs issuable upon the exercise of the PP Warrants is declared effective by the Securities and Exchange Commission.

The Company initially accounted for the PP Warrants as a financial liability measured at fair value (level 3) as reflected in a valuation carried out as of the date of the offering, due to the cashless exercise mechanism included within, while the equity component was recognized by subtracting the fair value of the PP Warrants from the consideration received. Issuance costs were allocated on a pro-rata basis between the components mentioned above. The fair value of the financial liability was determined using the Black-Scholes model with the following principal assumptions: risk-free interest rate 4.84%, expected term (in years) 2.5, expected volatility 84.85%. On September 29, 2023, the registration statement covering the resale of the ADSs issuable upon the exercise of the PP Warrants was declared effective by the Securities and Exchange Commission and the cashless exercise mechanism was terminated. As a result, the PP Warrants in the amount of $1,116 thousand were classified into equity based on their fair value on such date. The fair value was determined using the Black-Scholes model with the following principal assumptions: risk-free interest rate 4.92%, expected term (in years) 2.46, expected volatility 84.25%.

In addition, the Company issued an aggregate amount of 91,851 warrants to purchase 91,851 ADSs to placement agents (the “Agent Warrants”), which can be exercised at an exercise price of $2.27 per ADS within 30 months from the offering date. The Company accounted for the Agent Warrants in accordance with the provisions of IFRS 2.

The fair value of the services that were rendered by the agents amounted to $209 thousand was treated as issuance costs and was determined using the Black-Scholes model using the following principal assumptions: risk-free interest rate 4.84%, expected term (in years) 2.5, expected volatility 84.85%.

As of December 31, 2023, 95,225 PP Warrants were exercised into 95,225 ADSs (952,250 ordinary shares) for $259 thousand and 30,617 Agents Warrants were exercised into 30,617 ADSs (306,170 ordinary shares) for $70 thousand.

At the Market Offering (“ATM”)

In 2023, the Company issued 2,393,740 ordinary shares through an ATM offering for total consideration of $768 thousand, before deducting issuance costs of $164 thousand. On August 30, 2023, the Company announced the termination of the ATM offering, effective immediately.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Earn-out Share issuance

In August 2023 and July 2022, the Company issued 4,454,545 and 2,181,009 ordinary shares to CyberKick’s founders following its acquisition in 2021, as consideration for achieving certain milestones, representing earn-out payments of $1,050 thousand and $1,050 thousand, respectively.

NOTE 15 - DISCONTINUED OPERATIONS:

On July 4, 2023, the Company signed an agreement with TerraZone Ltd. (“TerraZone”) for the sale of its enterprise cybersecurity segment in exchange for 7% of the outstanding shares of TerraZone, which represent an estimated fair value consideration of $82 thousand. The sale included all assets and liabilities of the enterprise cybersecurity business, excluding certain patents. The Company’s enterprise cybersecurity business was focused on information security solutions for organizations. The sale will enable the Company to benefit from a streamlined business model, simplified operating structure, and enhanced management focus. Financial information relating to the discontinued operation for the years ended December 31, 2023, 2022, and 2021 is set out below.

Financial performance

	Year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Revenue	-	229	627
Expenses	-	924	5,227
Loss before taxes on income	-	(695)	(4,600)
Gain from sale of discontinued operations	82	-	-
Taxes on income	-	-	-
Profit (loss) from discontinued operations, net of tax	82	(695)	(4,600)

Basic and diluted loss per share from discontinued operations (in U.S. dollars)	0.00	(0.03)	(0.17)

Cash flows

	Year ended December 31,
	2023	2022	2021
	U.S. dollars in thousands
Net cash used in operating activities	-	(935)	(4,216)
Net cash used in investing activities	-	-	-
Net cash used in financing activities	-	(13)	(113)
Net cash outflow	-	(948)	(4,329)

NOTE 16 - REVENUES AND COST OF REVENUES:

Revenues

	Year ended December 31
	2023	2022	2021
	U.S. dollar in thousands
Software as a Service	23,709	11,851	7,329
Advertising services	2,812	6,699	2,325
	26,521	18,550	9,654

The Company recognized $1,170 thousand, $514 thousand and $441 thousand of revenue in 2023, 2022 and 2021, respectively, related to contract liability balances at the beginning of the respective annual periods.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Cost of revenues

	Year ended December 31
	2023	2022	2021
	U.S. dollar in thousands
Payroll and related expenses	376	364	292
Clearing fees	679	1,113	213
Traffic acquisition costs	1,080	3,070	1,118
Share-based payment	8	20	2
Internet protocols addresses costs	3,848	2,135	1,747
Networks and servers	758	570	341
Amortization and impairment of intangible assets and depreciation	903	1,116	1,094
Other	59	14	37
	7,711	8,402	4,844

NOTE 17 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31
	2023	2022	2021
	U.S. dollar in thousands
Payroll and related expenses	2,700	2,305	1,405
Share-based payment	220	524	704
Subcontractors	155	619	340
Depreciation	102	73	52
Other	380	303	124
	3,557	3,824	2,625

NOTE 18 - SELLING AND MARKETING EXPENSES:

	Year ended December 31
	2023	2022	2021
	U.S. dollar in thousands
Payroll and related expenses	4,293	3,403	1,542
Media costs	1,506	5,572	2,067
Share-based payment	244	556	642
Professional fees	136	117	84
Marketing	699	814	210
Amortization and impairment of intangible assets and depreciation	2,765	992	389
Other	392	369	808
	10,035	11,823	5,742

NOTE 19 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2023	2022	2021
	U.S. dollar in thousands
Payroll and related expenses	1,568	1,670	1,678
Share-based payment	402	483	585
Professional fees	2,100	3,978	4,247
Other	336	530	329
	4,406	6,661	6,839

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 - FINANCIAL INCOME (EXPENSES), NET:

	Year ended December 31
	2023	2022	2021
	U.S. dollar in thousands
Finance expenses:
Bank fees and interest	(65)	(117)	(121)
Issuance expenses	(182)	-	-
Interest expenses	(429)	(212)	-
Changes in financial liabilities at fair value	(83)	-	-
Changes in financial assets at fair	-	(167)	-
Exchange rate differences	(27)	(35)	-
Total finance expenses	(786)	(531)	(121)

Financing income:
Changes in financial liabilities at fair value	81	462	960
Changes in financial assets at fair value	-	-	80
Interest income	115	15	8
Exchange differences	-	-	15
Total financing income	196	477	1,063
Financing income (expenses), net	(590)	(54)	942

NOTE 21 - LOSS PER SHARE:

Basic

	Year ended December 31
	2023	2022	2021
Loss from continuing operations (U.S. dollars in thousands)	(5,607)	(12,456)	(8,525)
The weighted average of the number of ordinary shares in issue (in thousands)	41,435	31,594	27,106
Basic loss per share from continuing operations (U.S. dollar)	(0.14)	(0.39)	(0.31)

Diluted

	Year ended December 31
	2023	2022	2021
Loss from continuing operations, used in computation of basic loss per share (U.S. dollars in thousands)	(5,607)	(12,456)	(8,525)
Adjustments (U.S. dollars in thousands)	-	-	-
	(5,607)	(12,456)	(8,525)

The weighted average of the number of ordinary shares in issue used in computation of basic loss per share from continuing operations (in thousands)	41,435	31,594	27,106
Adjustments (in thousands)	-	-	-
	41,435	31,594	27,106
Diluted loss per share from continuing operations (U.S. dollar)	(0.14)	(0.39)	(0.31)

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The calculation of diluted loss per share for the year December 31, 2023 does not give effect to the potential issuance of ordinary shares upon the exercise of certain options to employees and service providers and warrants issued in connection with convertible debenture agreements and private placement, as their effect is anti-dilutive.

The calculation of diluted loss per share for the year December 31, 2022, does not give effect to the potential issuance of ordinary shares upon the exercise of options to employees and service providers and warrants issued in connection with convertible debenture agreements, as their effect was anti-dilutive.

The calculation of diluted loss per share for the year December 31, 2021, does not give effect to the potential issuance of ordinary shares upon the exercise of options to employees and service providers, convertible debentures and greenshoe option, as their effect was anti-dilutive.

NOTE 22 - RELATED PARTIES TRANSACTIONS AND BALANCES:

“Related Parties” - As defined in IAS 24, “Related Party Disclosures” (“IAS 24”). Key management personnel - included together with other entities in the definition of “related parties” in IAS 24, include the members of the Board of Directors and senior executives. See also Note 14 for further information.

Transactions with related parties

Compensation to related parties

	Year ended December 31
	2023	2022	2021
	U.S. dollar in thousands
Compensation to directors employed by the Company	797	616	1,041
Compensation to other key management personnel	362	487	444
Compensation to directors who are not employed by the Company	179	200	88

Compensation to key management personnel, including employed directors

The compensation paid to key management personnel for work services they provide to the Company is as follows:

	Year ended December 31
	2023	2022	2021
	U.S. dollar in thousands
Payroll, management fees, and other short-term benefits	921	833	1,181
Share-based payments	238	270	303
	1,159	1,103	1,484

Balances with related parties

	December 31
	2023	2022
	U.S. dollar in thousands
Employees payable	376	324
Accounts payable	29	40
	405	364

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - ENTITY LEVEL DISCLOSURES AND SEGMENT INFORMATION:

Segments

Management has determined the Company’s operating segments based on the information reviewed by the Company’s chief operating decision maker for the purpose of allocating resources to the segments and assessing their performance. The chief operating decision maker, who is the Company’s CEO, examines the performance of the operating segments based on revenues and profit (loss) before depreciation, amortization and impairment of intangible assets, interest and tax, as further adjusted for the effect of impairment of goodwill, contingent consideration adjustments, share-based payments and other adjustments, as applicable (“adjusted EBITDA”). As of December 31, 2023, and following the sale of the enterprise cybersecurity business, which was previously reported as a separate operating segment, the Company has two operating segments, which are the enterprise internet access segment and the consumer internet access segment. Accordingly, the information below regarding the Company’s operating segments for prior periods was retrospectively adjusted.

The following tables present details of the Company’s operating segments for the three years in the period ended December 31, 2023:

	Enterprise internet access	Consumer internet access	Consolidated	Adjustment to net loss for year
	Year ended December 31, 2023
	U.S. dollar in thousands

Revenues	21,291	5,230	26,521

Adjusted operating loss	7,210	381	-	7,591
Non-attributable corporate expenses				(2,358)
Share-based payments				(880)
Impairment of goodwill and intangible assets				(8,991)
Depreciation and amortization				(861)
Operating loss				(5,499)
Financial expenses, net				(590)
Tax benefit				482
Net loss from continuing operations				(5,607)

	Enterprise internet access	Consumer internet access	Consolidated	Adjustment to net loss for year
	Year ended December 31, 2022
	U.S. dollar in thousands

Revenues	8,480	10,070	18,550

Adjusted operating loss	*(2,380)	(3,439)	-	(5,819)
Non-attributable corporate expenses				(2,445)
Share-based payments				(1,583)
Impairment of goodwill and intangible assets				(1,021)
Depreciation and amortization				(1,861)
Operating loss				(12,729)
Financial expenses, net				(54)
Tax benefit				327
Net loss from continuing operations				(12,456)

*	Including legal expenses of $2,439 thousand related to legal proceedings resolved by a settlement in May 2022.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Enterprise internet access	Consumer internet access	Consolidated	Adjustment to net loss for year
	Year ended December 31, 2021
	U.S. dollar in thousands

Revenues	6,265	3,389	9,654

Adjusted operating loss	*(2,987)	(1,319)	-	(4,306)
Non-attributable corporate expenses				(2,561)
Share-based payments				(1,936)
Contingent consideration measurement				684
Impairment of goodwill and intangible assets				(700)
Depreciation and amortization				(1,593)
Operating loss				(10,412)
Financial expenses, net				942
Tax benefit				945
Net loss from continuing operations				(8,525)

*	Including legal expenses of $2,704 thousand related to legal proceedings resolved by a settlement in May 2022.

Revenue by Geographic Area

	Year ended December 31
	2023	2022	2021
	U.S. dollar in thousands
U.S.	5,534	4,110	3,518
Europe	5,210	2,599	2,229
APAC	7,181	1,253	529
U.K. Virgin Island	3,109	7,009	-
Hong-Kong	339	118	1,365
MEA	2,166	471	-
Israel	2,149	177	348
Other	833	2,813	1,665
	26,521	18,550	9,654

Revenue in 2023 of $3,055 thousand resulted from one main customer (representing 12% of total revenues).

Revenue in 2022 of $6,948 thousand resulted from one main customer (representing 37% of total revenues).

Revenue in 2021 of $2,214 thousand resulted from one main customer (representing 23% of total revenues).

NOTE 24 - SUBSEQUENT EVENTS:

Warrants exercise

During 2024, until the approval date of these financial statements, 310,681 PP Warrants and Agent Warrants were exercised for 310,681 ADSs for an aggregate exercise price of $817 thousand.

Options and RSUs grants

During 2024, until the approval date of these financial statements, the Company granted employees and consultants an amount of 130,000 options and 255,056 RSUs.