Form 20-F
period 2024-12-31
Alarum Technologies Ltd.
filed 2025-03-20
CIK 1725332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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
investors@alarum.io
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

69,144,269 Ordinary Shares, no par value, as of December 31, 2024.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐ No ☒

i

INTRODUCTION

We are a global provider of web data collection solutions. We currently operate in one segment, web data collection (formerly known as enterprise internet access), following our decision in July 2023 to downscale our investment in the consumer internet access segment of our business, as well as the sale of our enterprise cybersecurity business, which is considered in this annual report on Form 20-F as a discontinued operation.

Our solutions offer a global web data collection cloud service, based on our proprietary proxy traffic optimization and routing technology, and built on partnership agreements with dozens of Internet Service Providers, or ISPs, and with application publishers. The service allows organizations to collect vast amounts of web and internet data by simultaneously connecting to the internet from different IP addresses while maintaining full anonymity and privacy.

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

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value per share that have been trading on the Tel Aviv Stock Exchange, or TASE, under the symbol “ALAR”. References to ADSs are to our American Depository Shares, representing our Ordinary Shares, that have been trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “SFET” since August 17, 2018, and effective from January 25, 2023, under the symbol “ALAR” following the Company’s change of name, which was made effective by the Israeli Corporations Authority, Registrar of Companies and Partnerships, on January 8, 2023. We report financial information under IFRS Accounting Standards as issued by the International Accounting Standards Board, or IFRS Accounting Standards.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	the ability of our clients to continue utilizing our products at their current levels;

●	our ability to expand the number of and diversify types of customers in order to avoid a material effect on our operating margins, our profitability, our sales and our results of operations as a result of a loss of a significant customer, or a material reduction in sales to a significant customer;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with partners and customers;

●	our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to engage in future strategic opportunities, including, but not limited to, strategic acquisitions, and achieve any expected benefits from them;

●	our ability to launch and penetrate markets in new locations, including taking steps to expand our worldwide activities and to enter into engagements with new business partners in those markets;

●	our intention to increase marketing and sales activities;

●	our intention to establish partnerships with industry leaders;

●	our ability to locate additional funding available to us on acceptable terms;

●	our ability to retain professional employees and executive members;

●	our ability to internally develop new inventions and intellectual property;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws and/or regulations;

●	our ability to continue to effectively comply with the requirements of Nasdaq;

●	the impact of potential litigation;

●	acceptance of our business model and performance by investors;

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas and Israel-Hezbollah wars; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Risks Related to Our Business and Industry

●	If we are unable to sell additional products and services to our existing customers and/or to acquire new customers, our future revenues and operating results will be harmed;

●	If we are unable to expand the number of and diversify types of customers, we may face a material effect on our operating margins, our profitability, our sales and our results of operations as a result of a loss of a significant customer, or a material reduction in sales to a significant customer;

v

●	If key customers or groups of customers reduce their consumption of our products and services due to technological changes in the market, such as new restrictions, policies, or regulations imposed by major digital platforms, or as a result of other factors, such as industry changes, shifts in customer business priorities, or specific customer decisions, it may negatively impact our revenue and financial performance;

●	We face intense competition from Software as a Service, or SaaS, data collection vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position;

●	If our internal network system is compromised by cyber attackers or other malicious cyber activity, or if our hosting and infrastructure fails, public perception of our products and services will be harmed;

●	If our products fail to ensure customer compliance with government regulations and industry standards, our business and results could be materially impacted.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent and trademark rights for our products, we may not be able to compete effectively in our markets;

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts, as well as apply financial burdens;

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Risks Related to the Ownership of Our ADSs or Ordinary Shares

●	Issuance of a significant amount of additional Ordinary Shares due to exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price;

●	Our warrants are speculative in nature and holders of our warrants will have no rights as shareholders until such holders exercise their warrants and acquire our Ordinary Shares or ADSs, as applicable;

●	Holders of ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, holders of ADSs may not receive dividends or other distributions on our Ordinary Shares and may not receive any value for them, if it is illegal or impractical to make them available to holders of ADSs;

●	Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company;

●	We cannot guarantee that we will continue to comply with Nasdaq requirements. If we fail to comply with Nasdaq requirements, our ADSs could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

Risks Related to Israeli Law and Our Operations in Israel

●	Political, economic and military instability due to the Israel-Hamas and Israel-Hezbollah wars, as well as the risk of attacks from Iran on Israel, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations;

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company;

●	The rights and responsibilities of a holder of our securities will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of U.S. companies.

General Risk Factors

●	Raising additional capital would cause dilution to holders of our equity securities, and may affect the rights of existing holders of equity securities;

●	The increasing use of social media platforms and new technologies presents risks and challenges for our business and reputation;

●	Unsuccessful management of environmental, social and governance matters could adversely affect our reputation and we may experience difficulties meeting the expectations of our stakeholders;

●	We are subject to a number of risks associated with global sales and operations;

●	The price of the ADSs may be volatile;

●	We may be subject to securities litigation, which is expensive and could divert management attention;

●	We may be subject to geopolitical events and resulting macroeconomic consequences.

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

Risks Related to Our Business and Industry

The data collection markets are rapidly evolving within the increasingly challenging landscape. If the industry does not continue to develop as we anticipate, our sales will not grow as quickly as expected and our share price could decline.

We operate in a rapidly evolving industry focused on providing organizations data collection services and consumers with internet access solutions. We experience intense competition from smaller new players and need to constantly adapt our solutions to the new technologies and growing and constantly changing challenges. It is therefore difficult to predict how large the markets will be for our solutions. If solutions such as ours are not viewed by organizations as necessary, or if business or consumer customers do not recognize the benefit of our solution as a critical layer of an effective security strategy, then our revenues may not grow as quickly as expected, or may decline, and our share price could suffer.

If we are unable to expand the number of and diversify types of customers, we may face a material effect on our operating margins, our profitability, our sales and our results of operations as a result of a loss of a significant customer, or a material reduction in sales to a significant customer.

Our significant customers from the data collection segment change from year to year, depending on the use of our services. During the year ended December 31, 2024, our top 7 customers accounted for approximately 39% of our revenue. A reduction in purchases of our products and services by or the loss of one of our larger customers for any reason, loss of a customer as a result of the acquisition of such customer by a purchaser who uses a competitor, in-sourcing by customers, a transfer of business to a competitor, an economic downturn, insolvency of a customer, failure to adequately service our clients, decreased production or a strike or for other reasons, could have a material adverse effect on our operating margins, our profitability, our sales and our results of operations.

As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our future revenues and operating results. The volume of products and services sold to specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the products or services that we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our products or services or a customer may no longer need our products or services following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

In addition, this customer concentration may subject us to perceived or actual leverage that our customers may have in negotiations with us, given their relative size and importance to us. If our customers seek to negotiate their agreements on terms less favorable to us and we accept such unfavorable terms, such unfavorable terms may have a material adverse effect on our business, financial condition and results of operations. Accordingly, unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and volume of business from our largest customers and the financial and operational success of these customers.

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

Our operating results and financial condition may fluctuate from quarter to quarter and year to year and may continue to vary due to several factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market or the expectations of securities analysts or investors, the market price of our Ordinary Shares and the ADSs will likely decline. Fluctuations in our operating results and financial condition may be due to several factors:

●	the degree of market acceptance of our products and services;

●	our ability to attract and retain new customers;

●	our ability to sell additional products to current customers;

●	changes in consumers’, enterprises’ or channel partners’ requirements and utilization of our products;

●	changes in the growth rate of the data collection solutions markets;

●	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the data collection markets, including consolidation among our customers or competitors;

●	a disruption in, or termination of, our relationship with partners;

●	our ability to successfully expand our business globally;

●	changes in our pricing policies or those of our competitors and our responses to price competition;

●	general economic conditions in our markets, including political, economic and military instability due to the Israel-Hamas and Israel-Hezbollah wars in Israel;

●	unexpected changes in regulatory practices, laws, regulations and the court systems of certain jurisdictions;

●	future accounting pronouncements or changes in our accounting policies or practices;

●	the amount and timing of our operating costs;

●	a change in our mix of products and services; and

●	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.

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

False detection of threats, while typical in our industry, may reduce perception of the reliability of our products and may therefore adversely impact market acceptance of our products. If our solutions restrict legitimate privileged access by authorized personnel to IT systems and applications by falsely identifying those users as an attack or otherwise unauthorized, or fail to provide privacy and security web browsing to consumers, our customers’ businesses could be harmed. There can be no assurance that, despite testing by us, errors will not be found in existing and new versions of our products, resulting in loss of or delay in market acceptance. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, the network of data collection solutions is built on a mix of IPs, which we source from various providers and technologies. A significant portion of our IP pool is sourced from third-party IP proxy providers and ISPs around the world from which we lease and then resell. We have separate agreements with each provider. If such a provider chooses to terminate the agreement, we will be at a risk of reducing the size of our IP pool and might not be able to support the demands of our customer base.

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

If key customers or groups of customers reduce their consumption of our products and services due to technological changes in the market, such as new restrictions, policies, or regulations imposed by major digital platforms, or as a result of other factors, such as industry changes, shifts in customer business priorities, or specific customer decisions, it may negatively impact our revenue and financial performance.

Our business relies significantly on a limited number of key customers, and any reduction in their consumption of our products and services could adversely affect our financial performance. Changes in market conditions, including technological advancements and evolving regulations, create additional risks that may impact our customer relationships. For instance, new policies, restrictions, or regulatory changes imposed by major digital platforms could alter how our services are used, limiting their scope or effectiveness for certain customers. Additionally, changes within our customers’ industries, shifts in their business priorities, or their specific business decisions may influence their ongoing demand for our offerings.

Furthermore, the decision by our clients to utilize our products may be influenced by other factors, including:

●	the cost of our products;

●	the success of our sales and marketing efforts;

●	the performance of our products;

●	the responsiveness and professionalism of our support team; and

●	customer confidence, which may be impacted by economic and political conditions.

If key customers reduce or cease their purchases due to any of these factors, whether in response to regulatory developments, strategic adjustments, prices, support issues or shifts in industry standards, our revenue, operations, and financial performance could be significantly affected. We continually strive to improve our products’ performance, marketing efforts efficiency and our support team professionalism and response, while monitoring the evolving market conditions, aiming to adapt to both regulatory shifts and technological advancements to support stable and enduring customer relationships. Nonetheless, the pace and unpredictability of these changes remain outside our control, presenting a potential risk to our business stability and growth trajectory.

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

The markets in which we operate are characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of web data collection products. Our current and potential future competitors include providers of access solutions, such as Bright Data Ltd., or Bright Data, Oxylabs Networks Pvt. Ltd., BiScience Inc. and others. Some of our competitors are larger than us and may have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, or client requirements. Additionally, from time to time we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our solution. Such companies may enjoy stronger sales and service capabilities in their particular regions. We face the emergence of small competitors in this field due to high profitability margins, which can result in pressure on prices to decline. Furthermore, these margins can lead also to competition from bigger companies that can invest larger human, cash and technological resources into this industry. Such increased competition can lead to lower margins and, consequently, impact our revenues, profitability and business.

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

If our internal network system is compromise by cyber attackers or other malicious cyber activity, or if our hosting and infrastructure fails, public perception of our products and services will be harmed.

We will not succeed unless the marketplace is confident that we provide effective cybersecurity protection. Further, we may be targeted by cyber terrorists because we are an Israeli company or otherwise. For example, in January 2023, we experienced an immaterial breach, which resulted in the hacker gaining temporary access to our database. In response, we secured all exposed servers to prevent further breaches and engaged a Chief Information Security Officer (CISO) to provide security consultation and strengthen our defenses. Although such incident did not have an adverse effect on us or our customers and we have not had a cybersecurity incident since then, if we experience another actual or perceived breach of our network and our internal systems, it could adversely affect the market perception of our products and services. In addition, we may need to devote more resources to address security vulnerabilities in our solution, and the cost of addressing these vulnerabilities could reduce our operating margins. If we do not address security vulnerabilities or otherwise provide adequate security features in our products, certain customers, particularly government customers, may delay or stop purchasing our products. Further, a security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline, and our business could suffer. If we experience short period hosting/infrastructure failures, or longer periods of disconnection blocking of our network of IPs to access certain websites, and do not offer our customers various immediate alternatives, some customers may choose to delay or stop purchasing our products.

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

If our products fail to ensure customer compliance with government regulations and industry standards, our business and results could be materially impacted.

The legality of scraping publicly available web data was first upheld in late 2019, when the Ninth Circuit Court of Appeals ruled in hiQ Labs, Inc. v. LinkedIn Corporation that scraping publicly accessible data did not violate the Computer Fraud and Abuse Act. This decision, which favored hiQ Labs, Inc. over LinkedIn Corporation, reinforced the legality of accessing publicly available online data, despite LinkedIn Inc.’s objections. The Ninth Circuit reaffirmed this ruling in April 2022, setting a critical precedent for data collection practices involving publicly accessible information. However, as the web continues to evolve as a vast source of information, the debate over data accessibility versus privacy is likely to intensify, as well as in connection with the way in which some of the automated software programs are built, and changes in regulations may impact the means or ability to provide such solutions. For instance, X Corp. (formerly Twitter) has filed several lawsuits against parties accused of scraping its platform without consent. Additionally, Meta Platforms, Inc. v. Bright Data Ltd. is another significant case that could influence legal perspectives on this issue. In this case, Meta Platforms, Inc. argues that scraping its publicly available data violates user agreements and intellectual property protections. As the web evolves as a vast source of information, the debate over data accessibility versus privacy will likely intensify. This includes concerns over how automated software programs are built, as well as the potential for changes in regulations that could affect the ability to provide such solutions.

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

Economic instability, geopolitical events, and market disruptions may impact our access to capital and adversely affect our business and share price.

Market events and conditions, including disruptions in the financial markets and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital. Economic and geopolitical events, as well as global outbreaks of contagious diseases, such as the Russia-Ukraine war, may create uncertainty in global financial and equity markets. Such disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things. If we do not raise capital when we need it, or access it on reasonable terms, it could have a material adverse effect on our business, results of operations, financial condition and the Company’s Ordinary Shares or ADSs price. If the negative economic conditions persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which we operate. High levels of volatility and market turmoil could have an adverse effect on our business, results of operations, financial condition and the Company share price.

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

Our functional and reporting currency is the U.S. dollar, and we generate a majority of our revenues in U.S. dollars. A material portion of our operating expenses is incurred outside the United States, mainly in NIS and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in NIS. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net income or net loss, as relevant. During 2024, the NIS depreciated by 0.6% against the dollar in comparison to its appreciation in prior years. We are therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates which may be material and may also cause fluctuations in reported financial information that are not necessarily related to its operating results. We expect that most of our revenues will continue to be generated in U.S. dollars with the balance in NIS for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy and in order to remain competitive, we are evaluating acquiring or making investments in complementary companies, products or technologies on an on-going basis. We have completed two main acquisitions to date – the acquisitions of NetNut and CyberKick. Going forward, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers, analysts and investors. In addition, if we are unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our Ordinary Shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

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

We may be subject to geopolitical events and resulting macroeconomic consequences.

Geopolitical risks and associated military action may result in, among other things, global security issues that may adversely affect international business and economic conditions, and economic sanctions which may impact the global economy. For example, the outbreak of hostilities between Russia and Ukraine in February 2022 led to global sanctions that have impacted the international economy and given rise to potential global security issues that may adversely affect international business and economic conditions. Additional geopolitical and macroeconomic consequences of this invasion and associated sanctions cannot be predicted, and future geopolitical events, including further hostilities in Ukraine or elsewhere, could negatively impact global financial markets our business as it may limit our ability to provide our services in those and in neighboring countries and cause the price of our ordinary shares to decline. See also “Political, economic and military instability due to the Israel-Hamas and Israel-Hezbollah wars, as well as the risk of attacks from Iran on Israel, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations.”

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

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming, and unsuccessful.

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

We cannot guarantee that we will continue to comply with Nasdaq requirements. For example, in 2022, we failed to comply with Nasdaq’s requirement that the closing bid price of our ADSs exceed $1.00. We subsequently changed the ratio of our ADSs to our Ordinary Shares and regained compliance with Nasdaq’s minimum bid requirement. If we fail to demonstrate compliance with the minimum bid requirement or any other Nasdaq requirement and satisfy Nasdaq’s conditions for continued listing, our Ordinary Shares could be delisted. Delisting from Nasdaq could have an adverse effect on our business and on the trading of our Ordinary Shares. If a delisting of our Ordinary Shares were to occur, such shares may trade in the over-the-counter market such as on the OTC Bulletin Board or on the “pink sheets.” The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in our Ordinary Shares as well as significantly impact the price and liquidity of our Ordinary Shares. Any such delisting may also severely complicate trading of our Ordinary Shares by our shareholders or prevent them from re-selling their Ordinary Shares at/or above the price they paid.

The issuance of a significant amount of additional Ordinary Shares due to the exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price.

As of March 10, 2025, we had approximately 69.3 million Ordinary Shares issued and outstanding and approximately 10.3 million of additional Ordinary Shares which are issuable upon exercise of outstanding warrants and employee options. The issuance of a significant amount of additional Ordinary Shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price. If these or other shareholders sell substantial amounts of our Ordinary Shares and/or ADSs, including shares issuable upon the exercise or conversion of outstanding warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our Ordinary Shares and/or ADSs, we cannot foresee the impact of any potential sales on the market price of these additional Ordinary Shares, but it is possible that the market price of our Ordinary Shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate. Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our Ordinary Shares.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2024, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held to produce passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is considered. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares if we are a PFIC. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

Political, economic and military instability due to the Israel-Hamas and Israel-Hezbollah wars, as well as the risk of attacks from Iran on Israel, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations.

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

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon, has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon, and in October 2024, the Israeli military initiated a ground operation in Lebanon, primarily near the Israel-Lebanon border. As of the end of November 2024, Israel entered into a ceasefire agreement with Hezbollah, but there are no guarantees as to whether the agreements will hold or whether further hostilities will resume. As of March 18, 2025, the ceasefire with Hamas that had been in place since January 2025 has ended, and hostilities have resumed. The continuation of the conflict has led to heightened security concerns, potential disruptions to business operations, and economic instability. There remains significant uncertainty regarding the duration and escalation of the conflict, and further military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with Hezbollah and other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. To date, only a small number of our employees and only one of our current directors in Israel were called to active military duty, which we define as continuous military duty of over two weeks. Employees of such service providers or contractual counterparties may be called for service in current or future wars or other armed conflicts and such persons may be absent from their positions for a period of time. Currently, we have not been impacted by any absences of personnel at our service providers or counterparties located in Israel. However, military service call ups that result in absences of personnel from us, our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

In April and October 2024, Iran launched missile and unmanned aerial vehicle, or UAV, attacks on Israel. Most of the missiles and UAVs were intercepted by Israel’s defense systems, with support from the United States and other countries, including regional allies, preventing significant damage and resulting in no casualties. Despite the successful interceptions, the attacks posed an elevated threat to Israel’s security.

In December 2024, Ba’athist Syria, led by President Bashar al-Assad, collapsed during a major offensive by opposition forces made up of several competing rebel groups. In response, the Israeli Defense Forces took control over a United Nations-designated buffer zone over Mount Hermon that separates Israel and Syria. Simultaneously, Israel conducted targeted military strikes against military assets in Syria, aiming to eliminate any chemical weapons storage sites that could be used by rebel groups and further weaken Iran’s operational capabilities in the region. While the transitional government of Syria has indicated that it is interested in reconstruction and stability rather than a continuation of conflicts with Israel, there are no guarantees that there will be no future escalation of hostilities or that Syria will not permit other neighboring countries to launch attacks at Israel from its territory.

It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, will join the hostilities. Additionally, Iran may continue its direct aggression against Israel. Such hostilities may include terror and missile attacks. Any hostilities involving Israel, or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

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

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. Also, the Israeli government imposes restrictions on doing business with certain countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to collaborate with other third parties. Any hostilities involving Israel, any interruption or curtailment of trade or scientific cooperation between Israel and its present partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and operations. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the downgrade by Moody’s of its credit rating of Israel from A1 to A2 in October 2023 and further downgrade to Baa1 with a negative outlook in September 2024, as well as the downgrade of its outlook rating from “stable” to “negative”). We may also be targeted by cyber terrorists specifically because we are an Israeli-related company.

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

Unsuccessful management of environmental, social and governance matters could adversely affect our reputation, and we may experience difficulties meeting the expectations of our stakeholders.

Companies are increasingly expected to behave in a responsible manner on a variety of environmental, social and governance, or ESG, matters, by governmental and regulatory authorities, counterparties such as vendors and suppliers, customers, investors, the public at large and others. This context, driven in part by a rapidly changing regulatory framework in the U.S. and in Europe, is raising new challenges and influencing strategic decisions that companies must take if they wish to optimize their positive impact and mitigate their negative impact on ESG matters. As a software company, our Code of Ethics reflects the values of our business and operations, and we have adopted ESG measures that aim at minimizing the impact of our activities and products on the climate and the environment. As part of our commitment to social responsibility, we actively seek opportunities to support marginalized communities and champion inclusivity in all aspects of our operations. However, despite our strong commitment we could be unable to meet ESG or other strategic objectives in an efficient and timely manner, or at all. We may also be unable to meet the ever more demanding criteria used by rating agencies in their ESG assessments process, leading to a downgrading in our rating. Financial investments in companies which perform well in ESG assessments are increasingly popular, and major institutional investors have made known their interest in investing in such companies. Depending on ESG assessments and on the rapidly changing views on acceptable levels of action across a range of ESG topics, we may be unable to meet our stakeholders’ expectations, our reputation may be harmed, we may face increased compliance or other costs and demand our securities may decrease.

The price of the ADSs may be volatile.

 The market price of the ADSs has fluctuated in the past. Consequently, the current market price of the ADSs may not be indicative of future market prices, and we may be unable to sustain or increase the value of your investment in the ADSs. During the first quarter of 2025 and up to March 10, 2025, the market price of our ADSs has fluctuated from a low of $6.07 per ADS to a high of $11.15 per ADS, and our ADS price continues to fluctuate, as does the daily volume of trading of our ADSs. The market price of our ADSs and volume of trading may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

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

Our capital expenditures for 2024, 2023 and 2022 amounted to $99,000, $55,000 and $49,000, respectively. These expenditures were primarily for purchases of fixed assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B. Business Overview

 We are a global SaaS provider. Our company operates mainly in the Web Data Collection market, offering web data collection and a private internet browsing platform.

Our Web Data Collection products offer secured, fast, and anonymous IP Proxy Network Solutions & Services, or IPPN or IPPN Solutions, to our business customers which, in turn, enables them to anonymously and securely browse the internet as well as to collect data from any publicly available source on the web, for their own business purposes.

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

At the end of 2022, we set as our leading goal to start our path towards profitability. As part of our focus on generating profitable revenues, we decided in July 2023 to downscale our investment towards the consumer internet accesses segment of our business, operated under our wholly owned subsidiary, CyberKick. CyberKick’s business model was based on acquiring new users to download and use our solutions. Following a careful analysis of prevailing market conditions, including the costs of acquiring such users, we identified that while this business model may provide a potential to generate future revenues, it requires significant resources and investments in advance that cause operational loss, resulting in non-profitable revenues. We therefore decided to scale down the operations of the internet access solutions for consumers, a decision that resulted in material reductions of expenses and headcount. We continue to maintain our products and the service only to current paying users, which allows us to generate revenue from past investments in acquiring such users, with minimal costs. We also generated in CyberKick during 2024 immaterial revenues from providing advertising services to one enterprise.

We offer the following services & solutions:

Web Data Collection:

●	Static residential proxy network: a proxy network, which is based on our unique technology and deployment through tens of ISPs partners around the world.

●	Rotating residential proxy network: a proxy network, which is based on routing traffic through millions of residential ISP based end points in the United States, Europe, Asia, South America and Canada.

●	Data center proxy network: a proxy network, which is based on routing traffic, deployed through servers located in data centers with leading carriers in the United States, the EU, Asia Pacific, or APAC, and more.

●	Premium dedicated static residential proxies: a solution that creates a dedicated static IP for each user, providing a highly effective proxy, that remains stable during heavy traffic and saves the customer additional bandwidth charges.

●	Mobile proxies: a proxy network, which is based on routing traffic through millions of mobile devices.

●	Search Engine Results Page, or SERP data collection service: a tool that delivers real-time structured data from global search engines, tailored to the customer’s needs.

●	Social data collection service: a tool that is designed to easily collect accurate data from social platforms.

●	Website Unblocker: a tool which allows our customers to collect public web data from web sites that have implemented anti-bot technologies. Such technologies prevent the collection of web data using automated data collection tools.

●	AI data collector: a tool that is designed to simplify the creation of automated data collection tools and the collection of data. Using the AI data collector, our customers no longer need to deal with developing their data collection tools, using our intuitive interface. They only need to enter the destination website’s address and the data points which they require, and our tool automatically collects the data for them.

Web Data Collection Background

Today, data is the core and essence of all companies, and decisions are made based on data analysis rather than gut feelings. As markets become more and more competitive, so does the need for large amounts of data to be analyzed in real time in order to make business decisions. To achieve this, companies of all sectors started collecting data from internet websites - this can be consumer and customer related data, product prices, advertising data, financial data, internet behavior data, or other information.

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

Rotating proxy servers tend to be used by companies to simulate actual customers in different locations and to collect data, also known as web data collection. Ever since the commercialization of the web, companies have developed increasingly better ways to target consumers via advertising and marketing to the point of adjusting pricing based on a location or even per customer basis. As companies put more of their product information online, this customer targeting made it very difficult for competitors and customers to monitor and/or compare pricing and product availability that can vary so much because of targeting. Websites today recognize customers to show different advertising, content and pricing based on location and other identifiable information. Companies further evolved to prevent data collectors from accessing their data via blocking known IP address ranges, or by deploying anti-bot solutions. Such anti-bot solutions, originally developed to block malicious bots, are now being used also as a means of preventing automated web data collection tools. These measures prevent companies from collecting publicly available web data, essentially affecting all use cases, whether it is comparing pricing, security companies conducing audits, AI companies collecting public data for Large Language Model (LLM) training, or ad-tech companies verifying their advertising campaigns.

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

Market Size and Growth Drivers of the Automated Data Collection & Labeling Market, or ADCL Market

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

a.	A more complete Data Set, derived from a more complete set of data that was comprised and collected from a global IPPN network which has open (proxy) global access to more websites (without localized “silo effect” bias or data collection blocking) at real-time throughput – and all written and driven on the same software code,

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

According to Grand View Research, the data collection and labelling market size was valued at $3.77 billion in 2024. The industry is projected to grow at a compound annual growth rate, or CAGR, of 28.4% from 2025 to 2030.1

According to research by Fact.MR., the global data collection and labelling market size was valued at $2.57 billion in 2024 and is expected to grow at a CAGR of 18%, reaching $13.45 billion by the end of 2034.2

Our Solutions/Services

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

Customers in the web data collection market use the proxy service for various needs and for a wide variety of use cases, as mentioned above. To address all these use cases, different types of web data collection services are needed. For some of the use cases, the web data collection service needs to be fast and stable and allow customers to use the same IP address for long time periods, while for others, the most important factor of a web data collection service is its ability to provide a different IP address for each request in order to be able to get a full picture of the collected data. And in some cases, the most important factor is high success rates and the assurance that the web data collection process is not blocked by third party tools. For these reasons, providers in the web data collection market are required to provide a wide selection and web data collection service types. We have invested heavily in the last year in expanding our offering in order to become a leading provider in this market.

[1]	https://www.grandviewresearch.com/industry-analysis/data-collection-labeling-market
[2]	https://www.factmr.com/report/4726/data-collection-and-labelling-market

Our solutions’ main advantages over competitors include:

●	NetNut’s web data collection service has been designed to handle massive amounts of traffic, with the capacity to process hundreds of terabytes per second, while ensuring the data collection process is not blocked.

●	Our web data collection service has the widest set of IP options offered to our customers.

●	Our direct connections to top ISPs worldwide allow for fast and reliable access to any geo-targeted web data.

●	NetNut has formed strategic partnerships with leading ISPs and technology providers to enhance its network capabilities and offer customers the best possible solution.

●	NetNut’s solution has been rigorously tested and validated by independent research firms and experts in the field.

●	Results have shown that the company’s solution outperforms its competitors in terms of speed, security, success rates, and reliability.

●	NetNut’s solution has received positive feedback from customers, with many praising its fast, secure, and reliable performance.

●	The Company has received recognition from industry experts for its innovative approach to proxy solutions.

Strategy

As the future of data collection unfolds, we believe that proxies will continue to play a vital role in enabling comprehensive and ethical big data analytics. We therefore seek to leverage our existing IPPN Solutions and service offering to enter the much larger Automated Data Collection & Labeling Market, or the ADCL Market, which is projected to reach more than $17.1 billion dollars by 2030, according to Grand View Research. We believe that our IPPN’s unique architecture, which includes our patented reflection technology, the way we make use of our AI and machine learning algorithms, our website unblocking technology, the flexibility and scalability of our network, effective IP rotation for scaling proxy usage and our hands-on experience with industry best practices to collect data ethically and effectively, uniquely position us to enter the ADCL Market.

We believe that the key drivers of our business growth are based on:

●	Enterprise Customers Seek a Full End-to-End Solution: which includes providing a full data set collected through the full end-to-end process, from the IPPN Solution to the web data collection tools, to the data processing process.

●	Increasing Growth in Data-Backed Decision Making: The growing importance of accurate, and real time data requires tight control and monitoring of each element of the process.

●	Increasing Use of AI-based Data Optimization: Data collection and labeling plays an increasingly important role in developing the accuracy, functionality and modeling of AI-based systems currently being developed to optimize the analysis of data.

●	Increasing Use of Complex Forms of Digital Marketing; Particularly through social media, requires better and more efficient use of automated real-time data collection and labeling.

The ADCL Market is an inherent evolution for the growth of our business where we look forward to:

●	Leveraging on our key strengths in the IPPN business (i.e. stable global network presence, pinpoint accuracy, at high-speed data throughput) to add and bundle together an overall ADCL Service Package, which will include a Data Communication System, or DCS, a Data Set Library, or DSL, and DSL Insight & Analysis service.

●	Growing our revenue base both outwards (i.e. cross-sale of ADCL Service Package to existing IPPN customers) as well as upwards (i.e. upsizing existing IPPN service packages required to meet the increasing demand of customers who migrate to our ADCL Service Package.

●	Improving overall margin growth, resulting from the sale of DSLs which (once created for one client) can be re-sold as an off-the-shelf product at diminishing marginal costs.

Below is the complete stack of solutions and service offering that we intend to provide in the ADCL Market, along with our current offering in the IPPN market.

Our Unique Value Proposition in the ADCL Market

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

We aim to be a leading global vendor of data collection and analysis. We currently have a footprint in almost every major geographical region in the world, including North, South and Central America, Europe, Southeast Asia, the Middle East and Africa. We continue to develop our plug and play Data Collection offering as we have witnessed that rather than developing their own Application Programming Interfaces, or APIs, existing and new customers prefer to rely on our technology, experience and know how to direct them in their strategy for collecting data. Our Strategy spans the following:

o	Upsizing our IPPN Solutions packages to existing customers,

o	Cross-selling our ADSL service package (including DCS, DSL and DSL Insight & Analysis) to existing customers,

o	Achieving rapid market traction in the ADSL market with small and medium enterprises, and

o	Improving margin growth through the re-sale of “off-the-shelf” DSL solutions.

Customers and Competition

The markets in which we operate are characterized by intense competition, constant innovation and evolving security threats. Our current and potential future competitors in the web data collection segment include providers such as Similarweb, Bright Data, Oxylabs Networks, and others.

In the last several years, our customer base in the data collection business has steadily increased. During 2024, we had more than 1,000 customers, primarily small, medium and enterprise business segments. As mentioned above, since July 2023 we scaled down operations in the consumer segment by discontinuing further investment into acquisition of new customers, and we continue to maintain our products and the service only to approximately 2,500 current paying users.

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

The Problems We Solve for Our Customers

Our customers use our IPPN Solutions and services to solve the various problems that they experience when trying to collect data from the internet, such as:

●	Need for Access to Web Sites - our customers often seek to collect accurate data from web sites that change their display information based on demographic attributes, contain restrictions on the number of times per day that their web site could be visited and block automated data collection altogether.

●	Need for Anonymity when Collecting Data from Web Sites - our customers seek to collect data from the internet anonymously.

●	Need for Automation during the Data Collection Process – our customers need a fast and automated solution without erroneous or delayed information.

●	Need to Uniform Data Across Different Geographies - the “silo effect” whereby the same product is offered by the same vendor but at different prices, depending on which country (i.e. IP address) that the end-user logs in from. Our customers need to “break through” this “silo effect” in order to offer their end-customers with unified comparative pricing across the globe.

●	Need to avoid loss of Data Bits – our customers use our IPPN Solution to avoid the type of tracking technologies that can “steal” bits of data from the overall data that they are collecting from web sites on the internet.

Our Solution & Services Offering

Our solutions and services offered are designed to enable our customers to fan out across millions of internet end-points within seconds in order to collect data across all business sectors while guaranteeing anonymity. The security, stability, and speed of our service is based on our:

●	Global IP network that we have built through the various different partnership agreements we have with IP and ISP providers around the globe;

●	Global IP network’s ability to “rotate” between different pools of IP addresses;

●	Global IP network’s use of different types of IP proxies (i.e. residential-based proxies, data center-based proxies, mobile-based proxies);

●	Global IP Network’s traffic “routing” software that we deploy at data centers across the globe;

●	Our proprietary reflection technology, which was designed to enable asymmetric routing of internet traffic through client devices (e.g. desktop computers) to allow us to provide additional exit points around the globe to our customers;

●	Our website unblocking technology, which helps our customers bypass anti-data collection bot solutions; and

●	Our AI data collection tool, which was developed to help our customers reduce their overall costs of developing and maintaining data collection tools, by automatically learning the destination web site and collecting relevant data from it.

IPPN Product Offering and Business Model

We offer our IPPN Solution to our customers to either: (a) develop their own data collection tools and utilize our network for data collection purposes, or (b) use our “plug and play” data collection solution where our customers rely on our own experience (in data collection) to pre-define for them the parameters of the data they seek to collect. Based on our recent experience with our customers, we believe that in the coming years, the plug and play solution will be the solution that customers will prefer.

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

We believe that the key to our historical and future business success is based on:

●	Our Fast, Secure and Automated IPPN Solutions - providing comprehensive, anonymously acquired and geographically diverse data collection services for the creation of robust datasets for our customers,

●	Our Extensive Global IP Network - based on many agreements with ISPs around the globe, enabling us to provide multiple and differing types of proxies in over 180 countries around the globe, providing tens of millions of exit points to our customers, and

●	Our Strong Industry Recognition and First Mover Advantage - Our IPPN solution has been rigorously tested and validated by independent research firms such as Proxyway and Absolute Reports, and in-the-field experts such as G2 and Trustpilot.

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

Reverse access technology

Our reverse access technology is patent protected in the United States (patent numbers US RE50,113 E and US10110606 titled “Reverse Access Method for Securing Front-End Applications and Others”). The Reverse Access patent addresses a problem of securing access to external-facing computing resources or services, which are often subject to aggressive hacking efforts by malicious actors and other unauthorized people. The Reverse Access patent solves this problem by providing a “reverse access” mechanism, whereby incoming requests addressed to the services provided from within the local network can be serviced over an outgoing connection initiated and controlled from within the local network, rather than allowing such requests to be initiated directly from outside. The solution provided by the Reverse Access patent thereby reduces the risks to the participants deploying such services on large public networks, such as the Internet. As such, the Reverse Access patent provides a technical solution to a problem that is unique to computer network communications, and moreover does so by an inventive mechanism wherein the ordinary flow of communications in the network is reversed, to shift control over the initiation of the connection to elements inside the protected local network.

“NetNut” is a registered trademark in the United States and in Israel and pending trademark in various additional jurisdictions. Our logo, and the logos of our subsidiaries are our and our subsidiaries’ unregistered trademarks. As we continue to expand, we may face challenges registering for or obtaining trademarks in other jurisdictions.

We have additional pending patent applications relating to current and future elements of our products and technology.

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

Sales and Marketing

Our internal marketing and sales staff consists currently of approximately 30 people. We also work through marketing and distribution channels.

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

Regulation

Regulation in the data collection market continues to be a critical focus of governments and regulatory bodies worldwide. As concerns about user privacy and the ethical handling of data grow, laws like the GDPR in the European Union and the CCPA are shaping stricter standards for data collection, storage, and usage. On October 30, 2023, President Biden issued an Executive Order establishing new standards for AI, directing federal agencies to adopt measures to maximize AI’s benefits while mitigating substantial risks. These guidelines are expected to influence public policy and private sector practices, especially for businesses leveraging AI for operations such as programming, coding, and analytics.

The global regulatory landscape aims to promote transparency, accountability, and consent-based practices among entities handling data, fostering a more ethical and privacy-centric market. However, the rapid evolution of technology and the international scope of data handling present significant challenges in developing comprehensive and adaptive regulations that balance consumer protection, innovation, and business efficiency.

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

NetNut Ltd. is our wholly owned subsidiary incorporated in Israel. NetNut operates in the field of web data collection services, which enables customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network.

CyberKick Ltd. is our wholly owned subsidiary incorporated in Israel. CyberKick operates in the field of internet access for consumers and provides powerful, secured and encrypted connection, masking the customers’ online activity and keeping them safe from hackers. CyberKick scaled down its operation in July 2023, as part of our focus on generating profitable revenues. As a result, the company operates at a low business level (See also - B. Business Overview).

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

NetNut Networks Inc. is a wholly owned subsidiary of NetNut Ltd. NetNut Networks is incorporated in the State of Delaware, and is engaged in the field of web data collection services.

Spell Me Ltd. is a wholly owned subsidiary of CyberKick. Spell Me Ltd. is incorporated in Seychelles and is currently inactive.

D. Property, Plants and Equipment

Our headquarters is located at 30 Haarba’a St., Tel Aviv, 6473926, Israel, where we occupy approximately 4,200 square feet. We lease our facilities through NetNut. The lease ends in October 2025, with an option to extend it for one additional year. Our monthly rent is approximately NIS 115,000 (approximately $32,000). CyberKick’s offices are located also in the same offices.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS Accounting Standards. Our discussion and analysis for the year ended December 31, 2023, can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 14, 2024.

Our Business Model

Alarum is a global provider of web data collection solutions.

We currently operate in one segment: web data collection.

Our web data collection solutions are provided through our wholly owned subsidiary NetNut and offer secured, fast, and anonymous IPPN Solutions to our business customers which, in turn, enables them to anonymously and securely browse the internet as well as to collect data from any publicly available source on the web, for their own business purposes. Our IPPN solutions allow organizations to collect vast amounts of accurate, transparent web data from public online sources by simultaneously connecting to the Internet from different IP addresses. Our customers can choose from various types of IPs from our IP pool which contains millions of IPs, including ISP IPs, data center IPs, and residential service provider IPs.

With our solutions, customers gain data-driven information that provides valuable insights with respect to predictive capabilities or behaviors, thereby assisting ongoing business management operation and decision making. An added benefit to our customers is the fact that utilizing our network completely conceals enterprises from the internet by modifying IP addresses, thus ensuring high levels of privacy for their online presence. Our solutions enable access to the internet through millions of end points globally, thus ensuring multiple business use cases, including large-scale data collection and analysis, cyber security, price comparison, ad verification, search engine optimization validations, web data extraction, collection of data for financial analysis, and more.

Key Business Metric

We monitor the key business metrics set forth below to help us evaluate and establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. Our key non-IFRS business metrics are EBITDA (EBITDA loss), Adjusted EBITDA (Adjusted EBITDA loss), and non-IFRS net profit (loss).

EBITDA or EBITDA loss. We define EBITDA (EBITDA loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets, financial income (expense) and income tax.

Adjusted EBITDA or Adjusted EBITDA loss. We define Adjusted EBITDA (Adjusted EBITDA loss) as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation.

Non-IFRS net profit (loss). We define non-IFRS net profit (loss) as net profit (loss) before depreciation, amortization and impairment of intangible assets, impairment of goodwill, financial income (expense) effects primarily related to derivative financial instruments and long-term loan, deferred tax effects and share-based compensation.

We believe the non-IFRS financial information provided in this report is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such, deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

The following tables present the reconciled effect of the above on the Company’s Adjusted EBITDA and non-IFRS net profit for the year ended December 31, 2024, and 2023:

	December 31,
U.S. dollars in millions	2024	2023
Net profit (loss) from continuing operations	5.8	(5.6)
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.6	3.5
Financial expense (income), net	(0.4)	0.6
Tax expense (benefit)	1.4	(0.5)
EBITDA (EBITDA loss)	7.4	(2.0)
Adjustments:
Impairment of goodwill	-	6.3
Share-based compensation	2.0	0.9
Adjusted EBITDA	9.4	5.2

	December 31,
U.S. dollars in millions	2024	2023
Net profit (loss) from continuing operations	5.8	(5.6)
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.6	3.5
Financial expense, net effects	0.1	0.1
Impairment of goodwill	-	6.3
Deferred tax effects	(0.1)	(0.5)
Share-based compensation	2.0	0.9
Non-IFRS net profit	8.4	4.7

Factors Affecting our Performance

We rely on businesses requiring gathering data over the Internet using residential and Data Center IP addresses from various geographies. Also, our revenues from consumers access tools rely on consumers’ willingness to spend money to increase their safety and privacy while using the internet.

Our prospective customers in the enterprise access segment often do not have a specific portion of their information technology budgets allocated for products that address the next generation of privacy solutions. We invest in sales and marketing efforts to increase market awareness, educate prospective customers, and drive the adoption of our solution. We believe that we will need to invest additional resources in targeted global markets to drive awareness and market adoption. The degree to which prospective customers recognize the mission critical need for collecting valuable information from internet sites will drive our ability to acquire new customers, increase renewals and follow-on sales opportunities, which, in turn, will affect our future financial performance.

Reliance on Large Customers

We work continuously to increase our customer base, in order to reduce reliance on large customers. During 2024, approximately 41% of our data collection revenue derived from 42 customers who purchased services in amounts ranging between $100,000 and $1,000,000, and approximately 16.0% of our revenue was generated from 152 customers who bought services at amounts range between $10,000 and $100,000. We had 7 customers that purchased services in amounts greater than $1,000,000, and they generated together approximately 39% of the total data collection business revenues. To the extent any of our significant customers reduce their purchases of services, our revenues would be adversely impacted; however, an alteration in customer composition could strengthen the Company’s market position and support more sustainable growth.

Expansion from Existing Customers

Our large customer base of customers represents a significant opportunity for further sales expansion. When customers have purchased subscriptions from us, we have achieved significant expansion with them over time as they add additional features, geographic coverage, users, and digital intelligence solutions. We believe the increased spending from our customers is an indication of the value we provide them with over time.

An indication of our success to increase spending from existing customers in the data collection business is our net dollar-based retention rate, or NRR, which compares our Annual Recurring Revenue, or ARR, from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period. We calculate our NRR as of a period end by starting with the ARR from the cohort of all customers as of 12 months prior to such period-end, or the Prior Period ARR. We then calculate the ARR from these same customers as of the current period-end, or the Current Period ARR. Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months but excludes ARR from new customers in the current period. We then divide the Current Period ARR by the Prior Period ARR to arrive at the point-in-time NRR. We then calculate the average of the trailing four quarter point-in-time NRRs to arrive at the NRR. As of December 31, 2024, our NRR was 1.27. This, compared to an NRR of 1.53 as of December 31, 2023.

Our NRR may fluctuate due to a number of major factors, such as: material changes in our customers’ businesses; our customers’ satisfaction with our solutions; pricing; support; and the competition which may impact the revenues from significant customers due to changes in our customers’ spending levels.

5.A Operating Results

Components of Operating Results

Revenue

We generate SaaS revenues when customers subscribe to our web data collection and consumer internet access platforms and pay for the packages they choose. In the web data collection segment packages are usually used for a period of one to twelve months, or for a shorter period if the maximum bandwidth was utilized. In the consumer internet access platform, packages are primarily used for a period of one month. Our revenue is recognized on a straight-line basis over the package period.

We believe that our business is not sensitive to seasonal trends but historical patterns in our business may not be a reliable indicator of our future sales activity or performance due to the early stage of the businesses we operate and past acquisitions.

Cost of Revenues

Our total cost of revenue consists mainly of payments related to our data collection solutions with respect to publishers and ISPs for IP addresses, including servers’ costs required for the IP’s routing. We also have amortization of technology purchased in our acquisition of NetNut in June 2019, and personnel costs associated with our operations and global customer support, including salaries, benefits, bonuses, and share-based compensation. The personnel consist of post-sales services on-site, such as support teams that provide our customers with on-line support.

Until July 2023, we paid material traffic acquisition costs and platform providers fees to Apple and Google, related to the consumer segment, before it was scaled down.

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

●	Research and development. Research and development expenses consist primarily of personnel costs and allocated overheads, as well as the costs of subcontractors assisting our research and development team. We expect research and development expenses to continue to increase in absolute dollars as we continue to invest in our research and product development efforts to enhance our product capabilities, address new threat vectors and access new customer markets.

●	Sales and marketing. Sales and marketing expenses consist primarily of personnel costs, incentive commission costs, payment processing fees and allocated overhead. We expense commission costs as incurred. Until the second quarter of 2023, we had material media costs, which were required for customer acquisitions in the consumer access segment – an activity we stopped in July 2023. We also spend money on market development programs, promotions and other marketing activities, outside consulting costs, and travel expense. We expect sales and marketing expenses to continue to increase in absolute dollars as we increase the size of our sales and marketing activities and expand our international sales and marketing operations.

●	General and administrative. General and administrative expenses consist mainly of personnel costs, professional services and allocated overhead. General and administrative personnel include our executive, finance, legal, human resources and administration. Professional services included in our general and administrative expenses consist primarily of legal, auditing, accounting and other consulting costs.

Financial Expense/Income

Finance expense/income derives primarily from changes in the fair value of derivative financial instruments, mainly warrants issued to investors in 2019 and 2020. We also have interest income from cash deposits balances and exchange rate differences, which can impact our finance expense/income. We report our financial results in dollars and most of our revenues are recorded in dollars, while most of the research and development expenses, a portion of the sales and marketing and general and administrative expenses, and a small portion of our cost of revenue expenses are incurred in NIS. As a result, we are exposed to fluctuations in exchange rates which affect our finance expense or finance income.

Comparison of the year ended December 31, 2024, to the year ended December 31, 2023

Results of Operations from Continuing Operations

	Year ended December 31,
U.S. dollars in millions	2024	2023
Consolidated Statements of Profit or Loss
Revenues	31.8	26.5
Cost of revenues	7.9	7.7
Gross profit	23.9	18.8
Operating Expenses:
Research and development expenses	4.5	3.6
Selling and marketing expenses	7.0	10.0
General and administrative expenses	5.7	4.4
Impairment of goodwill	-	6.3
Total operating expenses	17.2	24.3
Operating profit (loss)	6.7	(5.5)
Finance income, net	0.3	(0.6)
Profit (loss) from continuing operations before income tax	7.0	(6.1)
Tax benefit (expense)	1.2	(0.5)
Profit (loss) from continuing operations	5.8	(5.6)

Revenues

The following table summarizes our revenues by types for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2024	2023
Software as a Service	31.8	23.7
Advertising services	*	2.8
Total Revenues	31.8	26.5

*	Less than $0.1

Our revenues for the year ended December 31, 2024, amounted to $31.8 million, representing an increase of $5.3 million, or 20%, compared to $26.5 million for the year ended December 31, 2023. The increase is attributed to a $9.6 million increase from $21.3 million to $30.9 million (45%) in the web data collection segment revenues compared to 2023 due to an increase in sales volume. This increase was partially offset by a $4.3 million decrease (83%) in the consumer internet access segment revenues, from $5.2 million to $0.9 million, due to the cessation of the advertising services in mid-2023 and the scale down in the consumer product operations and revenues.

Cost of Revenues

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2024	2023
Internet protocols addresses costs	5.5	3.8
Amortization and impairment of intangible assets and depreciation	0.6	0.9
Traffic acquisition costs	*	1.1
Payroll, related expenses and share-based payment	0.3	0.4
Networks and servers	1.2	0.8
Platform providers fees	0.2	0.7
Other	0.1	*
Total cost of revenues	7.9	7.7
Gross profit	23.9	18.8
Gross profit out of revenues %	75%	71%

*	Less than $0.1

Our cost of revenues for the year ended December 31, 2024, amounted to $7.9 million, representing an increase of $0.2 million or 3% compared to $7.7 million for the year ended December 31, 2023. The increase is primarily attributed to a $2.1 million increase in the web data collection segment cost of revenues that supported the increase in this segment’s revenues. It was partially offset by a $1.6 million reduction in the consumer internet access cost of revenues, mainly traffic acquisition costs related to the cessation of operation of the advertising services which amounted to $1.1 million in 2023 compared to $0 in 2024, and a reduction of platform providers fees as a result of the scale down of the products sales under this segment.

Gross Profit

As a result of a higher increase in revenues compared to cost of revenues, gross profit grew by $5.1 million to $23.9 million, representing an 27% increase during 2024, compared to gross profit in 2023.

Research and Development Expenses

The following table summarizes our research and development costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2024	2023
Payroll, related expenses and share-based payment	3.7	2.9
Subcontractors	0.3	0.2
Other	0.5	0.5
Total Research and development expenses	4.5	3.6

Our research and development costs for the year ended December 31, 2024, amounted to $4.5 million, representing an increase of $0.9 million, or 26%, compared to $3.6 million for the year ended December 31, 2023. The research and development costs of the web data collection segment increased from $2.8 million in 2023 to $4.3 million in 2024 mainly due to higher headcount and payroll costs. The increase was offset by the stoppage of the development costs in the consumer internet access segment which resulted in a $0.7 million decrease from $0.8 million in 2023 to $0.1 million in 2024.

Sales and Marketing Expenses

The following table summarizes our sales and marketing costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2024	2023
Payroll, related expenses and share-based payment	4.8	4.0
Media costs	-	1.5
Payment processing fees	0.6	0.5
Marketing	1.1	0.7
Amortization and impairment of intangible assets and depreciation	0.1	2.8
Professional fees and other	0.4	0.5
Total Selling and marketing expenses	7.0	10.0

Our sales and marketing expenses totaled $7.0 million for the year ended December 31, 2024, a decrease of $3.0 million, or 30%, compared to $10.0 million for the year ended December 31, 2023. The sales and marketing costs of the consumer segment decreased by $2.1 million from $2.1 million in 2023 to close to $0 million due to the 2023 scale down in this business’ operations including a decrease of $2.2 million recognized in 2023 as a result of customer relations impairment related to this segment. The decrease was offset by an increase of $1.4 million in the web data collection segment (26%) to $6.7 million, as a result of the increase in revenues which required higher sales and marketing resources and increased incentive payments.

General and Administrative Expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2024	2023
Payroll, related expenses and share-based payment	2.9	2.0
Professional fees	1.8	2.1
Impairment loss on trade receivables	0.4	*
Other	0.6	0.3
Total General and administrative expenses	5.7	4.4

*	Less than $0.1

Our general and administrative expenses totaled $5.7 million for the year ended December 31, 2024, an increase of $1.3 million, or 32%, compared to $4.4 million for the year ended December 31, 2023. The increase is primarily due to a $0.9 million increase related to a headcount increase and higher payroll payments, and higher share-based compensation payments of $0.4 million. Also, we had a $0.4 million impairment loss on trade receivables resulting mainly from two customers.

Impairment of Goodwill

In 2023, we recorded impairment of goodwill of $6.3 million related to the CyberKick cash-generating-unit. There was no goodwill impairment in 2024.

Operating profit (loss)

As a result of the foregoing, our operating profit for the year ended December 31, 2024, was $6.7 million, compared to an operating loss of $5.5 million for the year ended December 31, 2023.

Financial income (expense), net

We had net finance income of $0.3 million for the year ended December 31, 2024, compared to net finance expense of $0.6 million for the year ended December 31, 2023. This change is mainly related to interest income from cash deposits in 2024, compared to interest expenses in 2023 related to the bank short-term loan and the strategic funding loan, as well as finance expenses related to the September 2023 private placement.

Tax benefit (expense)

We had a tax expense of $1.2 million for the year ended December 31, 2024, compared to a tax benefit of $0.5 million for the year ended December 31, 2023. The change to tax expense is due to the profit before income tax generated by NetNut in 2024, after utilizing all of its carryforward tax losses.

Profit (loss) from continuing operations

As a result of the foregoing, our profit from continuing operations for the year ended December 31, 2024, was $5.8 million, compared to a loss of $5.6 million for the year ended December 31, 2023.

5.B Liquidity and Capital Resources

Overview

As of December 31, 2024, our cash and cash equivalents of approximately $15.1 million were intended for working capital, capital expenditures, investment in technology and business acquisition purposes. We also had approximately $9.9 million as long-term debt investments, primarily in the United States and other countries high rated corporate bonds, including accrued interest.

We believe that our cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future and at least for the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, the continuing market acceptance of our products and our pursuit of strategic opportunities, including, but not limited to, strategic acquisitions. If we are unable to raise additional capital when desired or if we cannot generate profit from operating activities, our business, operating results, and financial condition would be adversely affected.

Results of cashflows from continuing operations

	December 31,
U.S. dollars in millions	2024	2023
Net cash provided by continuing operating activities	8.9	4.6

Net cash provided by (used in) continuing investing activities	(9.3)	0.7

Net cash provided by continuing financing activities	4.7	2.2

Net increase in cash and cash equivalents	4.3	7.5

Cash Flows Provided by (Used in) continuing Operating Activities

During the year ended December 31, 2024, net cash provided by continuing operating activities was $8.9 million, primarily attributable to an increase in the Company’s operating profit from the data collection segment. This positive figure represents a $4.3 improvement compared to the $4.6 million provided by continuing operating activities during the year ended December 31, 2023. The improvement is attributed to the growth in the data collection segment, combined with material cost reduction in the consumer data collection segment due to this business being scaled down, mainly in operating costs.

During the year ended December 31, 2023, net cash provided by continuing operating activities was $4.6 million, primarily attributed to cash flows from customers’ payments which exceeded the cost of revenues and the operational costs, stemming from the data collection segment. This positive figure represents a $12.7 improvement compared to the $8.1 million used in continuing operating activities during the year ended December 31, 2022. The improvement is attributed to the growth in the data collection segment, combined with material cost reduction in the consumer internet access segment due to this business being scaled down, mainly in operating costs. Also, the Company benefited from a reduction of $2.4 million of legal fees, due to patent related proceedings that were resolved by a settlement on May 17, 2022.

Cash Flows Provided by continuing Investing Activities

During the year ended December 31, 2024, net cash used in continuing investing activities was $9.3 million, compared to $0.6 million provided during the year ended December 31, 2023. The operating cash flow generated in 2024 was invested primarily in $10.0 million of debt investments. This investment was partially offset by interest of $0.8 million received from short-term bank deposits.

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

Cash Flows Provided by continuing Financing Activities

During the year ended December 31, 2024, net cash provided by continuing financing activities was $4.7 million, primarily attributed to warrants and options exercises.

During the year ended December 31, 2023, net cash provided by continuing financing activities was $2.2 million, primarily attributed to funding from a private placement, and sales of ADSs under an at the market offering, as well as warrants exercises in the aggregate net amount of $4.7 million. The amount was offset by a repayment of short-term bank loans ($1.6 million) and net repayments related to the strategic long-term loan ($0.5 million), as well as by increased lease payments of $0.3 million.

 Change in Cash and Cash Equivalents

As a result of the foregoing, our cash and cash equivalents from continuing operations increased in the amount of $4.3 million during the year ended December 31, 2024, compared to an increase in the amount of $7.5 million during the year ended December 31, 2023.

Strategic Funding

On August 8, 2022, we signed a strategic funding agreement with O.R.B. Spring Ltd., or O.R.B., as further amended, of up to $4.0 million to support the growth of our consumer access solutions and its customer acquisition program. The repayment of the funding was based on a revenue share model in connection with sales generated from new customers acquired with each funding installment. On October 27, 2022, we amended the agreement with O.R.B. to provide for the cancellation of funding milestones as well as the removal of any discretion previously granted to O.R.B. in connection with the additional $2 million funding out of the $4 million facility. On September 7, 2023, in furtherance of our decision to scale down operations of our consumer data collection business to focus on revenue that yields high return on investment and profitability, the Company and O.R.B. agreed to further amend the O.R.B. agreement. Pursuant to the amendment, O.R.B. agreed to (i) cancel and waive all rights in connection with the warrants issued to O.R.B. as part of the O.R.B. agreement (a total of warrants to purchase 5,006,386 ordinary shares of the Company in aggregate), (ii) waive any entitlement to a percentage, portion, or share of revenue in connection with the principal facility amount withdrawn by the Company (which amounted to an aggregate total of $2.55 million), and (iii) extend the repayment schedule of the principal facility from 24 to 30 months, at the Company’s discretion. Following final repayment of the principal facility, the Company is entitled to all future revenue generated by the customers which were acquired using the strategic funding. In consideration for said amendments of the O.R.B. agreement, O.R.B. was entitled to a total of $0.5 million.

As of December 31, 2024, we received aggregate funding of $2.6 million and repaid to O.R.B. an amount of approximately $1.5 million from the revenues that were generated as a result of the funding, and approximately $1.1 million is currently outstanding.

Shelf Registration Statement

On November 25, 2024, we filed a shelf Registration Statement on Form F-3 (File No. 333-283429), or the F-3, which became effective on November 29, 2024. We may offer and sell from time to time in one or more offerings up to a total amount of $100 million of ADSs. The current Form F-3 replaced the former F-3, which expired on March 31, 2024.

Current Outlook

As of December 31, 2024, our cash and cash equivalents and high rated long-term debt investments were approximately $25.0 million. We expect that our current resources will be sufficient to meet our anticipated cash needs for the foreseeable future and at least for the next 12 months. Our operating plans may change as a result of many factors that may currently be unknown to us, which may impact our funding plans. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the scope of our general and administrative expenses; and

●	potential future acquisitions.

5.C Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Operating Expenses” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of the year ended December 31, 2023, to the year ended December 31, 2022 — Research and Development Expenses, net.”

5.D Trend Information

The trends impacting us are described elsewhere in this annual report on Form 20-F, including in Items 3.D., 4.B., 5.A. and B. and 10.C.

5.E Critical Accounting Policies and Estimates

We describe our material accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2024, included elsewhere in this annual report in Form 20-F. We believe that the accounting policies below are critical to fully understand and evaluate our financial condition and results of operations.

We prepare our consolidated financial statements in accordance with IFRS Accounting Standards. At the time of the preparation of the consolidated financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy, and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change in the estimate is made.

Goodwill Impairment

Goodwill arising from a business combination represents the excess of the overall amount of the consideration transferred, the amount of any non-controlling interests in the acquired company over the net amount as of acquisition date of the identifiable assets acquired and the liabilities assumed. Impairment reviews of the cash-generating-unit, or CGU, to which goodwill was allocated are undertaken annually and whenever there is any indication of impairment of a CGU. The carrying amount of our assets, including goodwill, is compared to the recoverable amount, which is the higher of, value in use and the fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets at the following order: first to reduce the carrying amount of any goodwill allocated to a CGU and subsequently to the remaining assets we have, which fall within the scope of the IAS 36, “Impairment of Assets,” on a proportionate basis based on the carrying amount of each of our assets. Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed.

Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it may be impaired. For the 2024 and 2023 reporting periods, the recoverable amount of our CGUs was determined based on value-in-use calculations which require the use of assumptions. We recorded no impairment loss for the year ended December 31, 2024. For the year ended December 31, 2023, we recorded a goodwill impairment loss of $6,311 thousand.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our office holders1 as of the date of this on annual report in Form 20-F:

Name	Age	Position	Audit Committee(2) Member	Compensation Committee Member

Chen Katz	53	Chairman of the Board of Directors

Shachar Daniel	46	Chief Executive Officer, Director

Shai Avnit	59	Chief Financial Officer

Omer Weiss	38	Legal Counsel

Avi Rubinstein	58	Director

Yehuda Halfon	46	Director (3)	X	X

Rakefet Remigolski	53	Director (3)	X	X

Moshe Tal	63	Director (3)	X	X

(1)	“Office holder” as defined under the Israeli Companies Law: “general manager, chief business manager, deputy general manager, vice-general manager, any person filling any of these positions in the company even if he holds a different title, and a director or any other manager directly subordinate to the general manager”.

(2)	The Audit Committee serves also as the Financial Statements Examination Committee pursuant to regulations under the Israeli Companies Law.

(3)	Independent Director (pursuant to regulations under the Israeli Companies Law and Nasdaq Stock Market rules).

Chen Katz, Chairman of the Board of Directors

Mr. Chen Katz has served as Chairman of our board of directors since January 2019. Mr. Katz is also a director of Nanomedic Technologies Ltd., Coral Smart Pool Inc. and Nicast Ltd., where he serves as the chairman of the board, Inrom Construction Industries Ltd. (TASE: INRM), Coral Smart Pool Ltd., Nanomedic Technologies Inc. NCK Capital Ltd. and Tripod Investments. Mr. Katz is also a Co-Founder and director of Connexa Capital Ltd. since February 2022. Between 2006 and 2020, Mr. Katz served as the chief executive officer of TechnoPlus Ventures Ltd. (TASE: TNPV), an Israeli investment firm. From 2012 until 2021, Mr. Katz served on the board of directors of Compulab Ltd. (TASE: CLAB) and from 2018 to 2024, he served on the board of directors of Aminach Furniture and Mattresses Industry Ltd. Mr. Katz is a member of the Israel Bar Association. Mr. Katz holds a European Master-in-Law and Economics (EMLE) from the Complutense University of Madrid and an LL.B. from the University of Haifa.

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

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to our office holders as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing the Company with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2024. Amounts paid in NIS are translated into U.S. dollars either upon the expense recognition date rate, or a rate of NIS 3.6997 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2024, as applicable.

	Salary cost(1)	Bonus(2)	Equity Based Compensation(3)
All office holders as a group, consisting of 8 persons	$886	$416	$603

(1)

Salary cost includes the office holders’ gross salary or fees plus payment of social benefits made by the Company on behalf of such office holders, if applicable. Such benefits may include, to the extent applicable to the office holders, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurances and benefits, phone, convalescence or recreation pay and other benefits and perquisites consistent with the Company’s policies

(2)	Annual bonuses granted to the office holders in 2024 are based on formulas related to the Company’s revenues and profitability, discretionary decisions, or a combination of both, as approved by the relevant statutory authority within the Company.

(3)	Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year. Such numbers are based on the options and RSU grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. By December 31, 2024, all office holders had options to purchase an aggregate of 1,756,131 Ordinary Shares at exercise prices between NIS 1.27 (approximately $0.35) and NIS 6.04 (approximately $1.67) per share with expiration dates between August 1, 2030, and November 28, 2032, and 1,537,504 restricted share units, or RSUs, vesting fully until October 19 , 2027. The share-based compensation was calculated based on the binomial model.

The table below reflects the compensation granted to the five most highly compensated senior officers1 during or with respect to the year ended December 31, 2024.

Annual Compensation- in thousands of USD

Office holders	Salary cost	Bonus/commissions	Equity Based Compensation*	Total
Shachar Daniel, Chief Executive Officer	261	188	161	610

Jeffy Pinhas, Chief Revenue Officer, NetNut	153	515	212	880

Moshe Kremer, Vice President Research and Development, NetNut	251	274	120	645

David Matrikin, Vice President Products, NetNut	238	103	78	419

Shai Avnit, Chief Financial Officer	219	81	116	416

*	Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year. Such numbers are based on the options and RSU grant date fair value in accordance with accounting guidance for equity-based compensation and do not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares.

The equity-based compensation resulted from options and RSU grants during the years 2022-2024:

Office holder	RSUs	Options	Exercise prices of options
Shachar Daniel	499,992	540,000	NIS 1.51 (approximately $0.42)
Jeffy Pinhas	700,008	24,972	NIS 1.27 (approximately $0.35)
Moshe Kremer	-	575,016	NIS 0-1.27 (approximately $0-0.35)
David Matrikin	265,008	97,500	NIS 1.27 (approximately $0.35)
Shai Avnit	300,000	350,004	NIS 1.27 (approximately $0.35)

[1]

“Senior officer” as defined under the Israeli Securities Law 5728-1968, or the Securities Law, includes the definition of an officer, as defined in the Israeli Companies Law, and also the chairman of the board of directors, a substitute director, an individual who under section 236 of the Israeli Companies Law was appointed on behalf of a corporate and who serves as director, accountant, internal auditor, independent signatory and every person who holds a said position, even if the title of his position is different, and also a senior officer in a body corporate controlled by the body corporate, who has substantive influence over the body corporate, and every individual who is employed by the body corporate in a different position and holds 5% or more of the nominal value of the issued share capital or of the voting power, as the case may be, for this purpose. We are providing this disclosure as good practice although we are not required to report or provide such disclosure pursuant to the Securities Law.

Employment and Services Agreements with Executive Officers

We have entered into written employment or services agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and intellectual property assignment. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officer’s insurance, subject to certain exclusions. Members of our senior management may be eligible for bonuses. Generally, such bonuses are in accordance with our compensation policy and are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer.

For a description of the terms of our equity awards and equity incentive plan, see “Item 6.E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his directorship with our company.

C.	Board Practices

Introduction

Our board of directors presently consists of six members. Under the Israeli Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. However, pursuant to regulations under the Israeli Companies Law, a board of directors is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Israeli Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a nominating committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. In 2021, our board of directors approved that the Company meets all of the above requirements and therefore has resolved to adopt the corporate governance exemption set forth above, and accordingly, we are currently not required to appoint external directors as such are defined in the Israeli Companies Law. The directors, Mr. Yehuda Halfon and Mr. Moshe Tal, each of whom was previously appointed as external directors, and Ms. Rakefet Remigolski, are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by our board of directors, provided that it will consist of not less than three and not more than twelve. Pursuant to the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer and all other executive officers are appointed by, and serve at the discretion of, our board of directors, subject to the employment or services agreement that we have entered into with them. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors and are subject to the terms of any applicable employment agreements that we may enter into with them and are subject to the Company’s compensation policy.

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

(ii)	Class II directors are Mr. Shachar Daniel and Mr. Moshe Tal, whose current terms expire at the Company’s 2027 annual general meeting of shareholders and upon the election and qualification of their respective successors; and

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

However, under new exemptions according to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, applicable as of March 12, 2024, or the New Exemptions, one or more shareholders of an Israeli company whose shares are listed outside of Israel, may request the company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder holds at least five percent (5%) of the voting rights of the company, instead of one percent (1%) required in the past.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a Special Majority (see “—Approval of Related Party Transactions under Israeli Law”). Under the Israeli Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and then the board of directors revisit the matter and determine, by detailed resolutions, that adopting the compensation policy despite shareholders declining the policy, would be in the best interests of the company. Our current compensation policy was approved by our shareholders on November 2, 2023.

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

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors’ periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and
●	exercising all rights, authority and functions of the Board under the Company’s Clawback Policy (as defined below).

In 2023, our compensation committee and the board of directors approved a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers, which was designed to comply with Section 10D of the Exchange Act, Rule 10D-1 promulgated under the Exchange Act, or Rule 10D-1, and the listing standards of Nasdaq under Nasdaq Listing Rule 5608, or a Clawback Policy. In addition, the Clawback Policy is designed to comply with the requirements under the Israeli Companies Law with respect to clawback provisions to be included in the Company’s compensation policy, as may be amended from time to time. In furtherance of Rule 10D-1, our Clawback Policy is attached as exhibit 97.1 to this annual report.

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

Internal Auditor

Under the Israeli Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. Our internal auditor is Ms. Dana Gottesman CPA, CIA, MA and partner of Risk Advisory Services Group, BDO Consulting Group. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder and may not be a member of the company’s independent accounting firm or its representative. The Israeli Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not an employee of the company, but a partner of a firm which specializes in internal auditing.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $20 million for the benefit of all of our directors and officers, which expires on June 15, 2026, as well as Public Offering of Securities Insurance providing a total coverage of $10 million for the benefit of all of our directors and officers, and covering a public offering of our securities on the Nasdaq Capital Market in August 2018, in respect of which we paid a seven-year premium of approximately $120,000, which expires on August 21, 2025.

Indemnification

The Israeli Companies Law and the Securities Law provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

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

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Israeli Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined to be in accordance with the company’s compensation policy that was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations. In addition, under regulations promulgated under the Israeli Companies Law, the insurance of office holders of a company in which there is a controlling shareholder who is also an office holder, a board approval is also required, subject to meeting the aforesaid conditions.

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

The Israeli Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote. However, under the New Exemptions, by signing and submitting a proxy card in order to participate in a general meeting, a shareholder declares and approves that he or she has no personal interest in the approval of any of the items on the meeting agenda that requires such declaration under the Israeli Companies Law, with the exception of a personal interest that the shareholder positively informed the company about.

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

As of December 31, 2024, we had 3 senior management positions on a full-time basis, all engaged as employees. In addition to our senior management, we had approximately 65 employees, sub-contractor’s employees and consultants, on full and part time basis, almost all of whom are located in Israel.

Out of the total number of employees, in sales and development/support activities we employed approximately 25 employees/consultants in each activity, while 15 employees were occupied in general, administrative and corporate activities. None of our employees is represented by labor unions or covered by collective bargaining agreements.

As of December 31, 2023, we had 2 senior management positions on a full-time basis, both engaged as employees. In addition to our senior management, we had approximately 50 employees, sub-contractor’s employees and consultants, on full and part time basis, almost all of whom are located in Israel.

As of December 31, 2022, we had 2 senior management positions on a full-time basis and one executive on part-time basis. All were engaged as employees. In addition to our senior management, we had approximately 50 employees, sub-contractor’s employees and consultants, on full and part time basis, almost all of whom are located in Israel.

E.	Share Ownership.

The following table lists as of March 10, 2025, the number of our shares beneficially owned by each of our office holders as a group:

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Chen Katz (3)	603,330	*
Shachar Daniel (4)	734,025	1.0
Shai Avnit (5)	369,586	*
Omer Weiss (6)	41,670	*
Avi Rubinstein (7)	104,391	*
Rakefet Remigolski (8)	100,000	*
Yehuda Halfon (9)	95,938	*
Moshe Tal (10)	95,938	*
All office holders as a group (8 persons)	2,144,878	3.0%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 69,340,990 Ordinary Shares as issued and outstanding as of March 10, 2025.

(3)	Includes 108,330 Ordinary Shares issued from RSUs, and stock options to purchase 495,000 Ordinary Shares at exercise prices range between NIS 1.51 (approximately $0.42) and NIS 6.04 per share (approximately $1.66) that are exercisable within 60 days. In addition, Mr. Katz holds 191,670 RSUs, and options to purchase 45,000 Ordinary Shares at an exercise price of NIS 1.51 per share (approximately $0.42) that are not exercisable within 60 days. Mr. Katz’s options have expiration dates ranging between August 1, 2030, to November 8, 2032. See also Item 7.A., with respect to certain Ordinary Shares over which the Chairman of the Company or another designee may exercise a proxy with respect to limited items. Such shares are not included in the table above, as they are based on the office of the chairperson rather than Mr. Katz’s personal beneficial ownership.

(4)	Includes 199,998 Ordinary Shares issued from RSUs, and stock options to purchase 534,027 Ordinary Shares at an exercise price range between NIS 1.51 (approximately $0.42) and NIS 6.04 per share (approximately $1.66) that are exercisable within 60 days. In addition, Mr. Daniel holds 299,994 RSUs, and options to purchase 90,000 Ordinary Shares at an exercise price of NIS 1.51 per share (approximately $0.42) that are not exercisable within 60 days. Mr. Daniel’s options have expiration dates ranging from August 1, 2030, to November 8, 2032.

(5)	Includes 87,500 Ordinary Shares issued from RSUs, and stock options to purchase 282,086 Ordinary Shares at an exercise price range between NIS 1.27 (approximately $0.35) and NIS 4.00 per share (approximately $1.10) that are exercisable within 60 days. In addition, Mr. Avnit holds 212,500 RSUs, and options to purchase 87,501 Ordinary Shares at an exercise price of NIS 1.27 per share (approximately $0.35) that are not exercisable within 60 days. Mr. Avnit’s options have expiration dates ranging from August 25, 2031, to November 28, 2032.

(6)	Includes 41,670 Ordinary Shares issued from RSUs. In addition, Mr. Weiss holds 108,342 RSUs that are not exercisable within 60 days.

(7)	Includes 50,000 Ordinary Shares issued from RSUs, and stock options to purchase 54,391 Ordinary Shares at an exercise price range between NIS 1.51 (approximately $0.42) and NIS 4.00 per share (approximately $1.10) that are exercisable within 60 days, held by Mr. Rubinstein’s wholly owned affiliate. In addition, Mr. Rubinstein holds, through his wholly owned affiliate, 100,000 RSUs, and options to purchase 8,750 Ordinary Shares at an exercise price of NIS 1.51 per share (approximately $0.42) that are not exercisable within 60 days. Mr. Rubinstein’s options have expiration dates ranging from August 25, 2031, to November 8, 2032.

(8)	Includes 50,000 Ordinary Shares issued from RSUs, stock options to purchase 50,000 Ordinary Shares at an exercise price range between NIS 1.51 (approximately $0.42) and NIS 4.60 per share (approximately $1.27) that are exercisable within 60 days. In addition, Ms. Remigolski holds 100,000 RSUs, and options to purchase 8,750 Ordinary Shares at an exercise price ranging of NIS 1.51 per share (approximately $0.42) that are not exercisable within 60 days. Ms. Remigolski’s options have expiration dates ranging between July 22, 2031, to November 8, 2032.

(9)	Includes 50,000 Ordinary Shares issued from RSUs, stock options to purchase 45,938 Ordinary Shares at an exercise price range between NIS 1.51 (approximately $0.42) and NIS 4.60 per share (approximately $1.27) that are exercisable within 60 days. In addition, Mr. Halfon holds 100,000 RSUs, and options to purchase 8,750 Ordinary Shares at an exercise price ranging of NIS 1.51 per share (approximately $0.42) that are not exercisable within 60 days. Mr. Halfon’s options have expiration dates ranging between July 22, 2031, to November 8, 2032.

(10)	Includes 50,000 Ordinary Shares issued from RSUs, stock options to purchase 45,938 Ordinary Shares at an exercise price range between NIS 1.51 (approximately $0.42) and NIS 4.60 per share (approximately $1.27) that are exercisable within 60 days. In addition, Mr. Tal holds 100,000 RSUs, and options to purchase 8,750 Ordinary Shares at an exercise price ranging of NIS 1.51 per share (approximately $0.42) that are not exercisable within 60 days. Mr. Tal’s options have expiration dates ranging between July 22, 2031, to November 8, 2032.

Global Equity Incentive Plan

We maintain one equity incentive plan – the Amended and Restated Global Incentive Plan, or the Global Incentive Plan. As of the date of this Annual Report, the total number of Ordinary Shares reserved for the exercise of outstanding options or vesting of outstanding RSUs under the Global Incentive Plan was 12,374,589. The total number of Ordinary Shares issued under the Global Incentive Plan is 8,188,755, of which 4,825,467 options to purchase 4,825,467 Ordinary Shares were issued and outstanding, with exercise prices ranging between NIS 0.00 and NIS 6.04 (approximately $1.66) per share and 3,363,288 RSUs were granted, representing the right to receive 3,077,172 Ordinary Shares. An amount of 4,185,834 Ordinary Shares is reserved for future issuances under the Global Incentive Plan.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We are not aware of any beneficial owner of 5% or more of our outstanding Ordinary Shares.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2024 and through March 2025, there were decreases in the percentage ownership of Mr. Yotam Benattia (from 5.8% to 2.3%).

Over the course of 2023 and through March 2024, there were decreases in the percentage ownership of Messrs. Yotam Benattia (from 8.5% to 5.8%) and Roni Lev (from 8.5% to 4.8%).

Over the course of 2022 and until March 24, 2023, there were no decreases in the percentage ownership of major shareholders. There were increases in the percentage ownership of some of our former major shareholders: (i) Mr. Roni Lev (from 6.4% to 8.5%), and (ii) Mr. Yotam Benattia (from 6.4% to 8.5%).

Record Holders

The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly traded company such as ours which is listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, The Tel Aviv Stock Exchange Nominee Company Ltd. Accordingly, as of March 10, 2025, there are two shareholders of record of our Ordinary Shares, one which is located in Israel and another which is located in the U.S. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 10, 2025, there were 104 holders of record of the ADSs on record with the Depository Trust Company.

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

Legal Proceedings

On February 16, 2025, we, along with our Chief Executive Officer, Mr. Shachar Daniel, and our Chief Financial Officer, Mr. Shai Avnit, were served with a motion to certify a claim as a class action in the Economic Department at the District Court in Tel Aviv, Israel, or the Motion. The Motion refers to statements between March 14, 2024 and August 26, 2024. In the Motion, Tal Machanian, or the Plaintiff, alleges that based on our announcement dated August 26, 2024, which included financial outlook for third quarter of 2024, we allegedly made various untrue and misleading statements regarding our business, operations and prospects. We have also been made aware of, but not formally served with, a complaint of similar nature filed in the United States District Court for the District of New Jersey, or the U.S. Complaint, against us, Mr. Daniel, Mr. Avnit, and our chairman, Mr. Chen Katz.

After an initial review of the Motion and the U.S. Complaint, we believe that both actions are unfounded, relying on false chronological and factual basis and without legitimate grounds. We intend to defend itself vigorously against the proceedings.

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

Strategic Funding

On August 8, 2022, we signed a strategic funding agreement with O.R.B., as further amended, of up to $4.0 million to support the growth of our consumer access solutions and its customer acquisition program. The repayment of the funding was based on a revenue share model in connection with sales generated from new customers acquired with each funding installment. On October 27, 2022, we amended the agreement with O.R.B. to provide for the cancellation of funding milestones as well as the removal of any discretion previously granted to O.R.B. in connection with the additional $2 million funding out of the $4 million facility. On September 7, 2023, in furtherance of our decision to scale down operations of our consumer data collection business in order to focus on revenue that yields high return on investment and profitability, the Company and O.R.B. agreed to further amend the O.R.B. agreement. Pursuant to the amendment, O.R.B. agreed to (i) cancel and waive all rights in connection with the warrants issued to O.R.B. as part of the O.R.B. agreement (a total of warrants to purchase 5,006,386 ordinary shares of the Company in aggregate), (ii) waive any entitlement to a percentage, portion, or share of revenue in connection with the principal facility amount withdrawn by the Company (which amounted to an aggregate total of $2.55 million), and (iii) extend the repayment schedule of the principal facility from 24 to 30 months, at the Company’s discretion. Following final repayment of the principal facility, the Company is entitled to all revenue generated from the customers acquired under the strategic funding. In consideration of said amendments of the O.R.B. agreement, O.R.B. was entitled to a total of $0.5 million.

As of December 31, 2024, we received aggregate funding of $2.6 million and repaid to O.R.B. an amount of approximately $1.5 million from the revenues that were generated as a result of the funding. As of December 31, 2024, approximately $1.1 million was outstanding.

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

As of January 1, 2017, an additional income tax at a rate of 3.0% is imposed on high earners whose annual taxable income or gain exceeds certain thresholds (NIS 721,560 for 2024). On January 1, 2025, the tax rate on passive income that exceeded the thresholds was increased to 5%.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain, which is the excess of the total capital gain over inflationary surplus computed generally on the basis of the increase in the Israeli consumer price index between the date of purchase and the date of disposal, derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25.0%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30.0%. As of January 1, 2025, an additional income tax at a rate of 5% is imposed on high earners whose annual taxable income exceeds certain thresholds (NIS 721,560) (2% of this tax is imposed on passive income that exceeds the thresholds). During the years 2017-2024 the rate of this tax was 3%.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently, up to 47.0% +3% for individuals and the corporate tax rate is 23.0%).

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

Notwithstanding the foregoing, a dividend paid by the Company arising from the profits of a preferred enterprise and/or a preferred technological enterprise entitled to tax benefits under the Capital Investment Encouragement Law shall generally be taxable at 20% for individuals, unless subject to a lower rate under the relevant double taxation treaties. Corporations will generally be subject to a withholding tax rate of either 20% (Preferred Enterprise) or a reduced rate of 4% (Preferred Technological Enterprise), subject to fulfillment of certain conditions.

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

Alarum, CyberKick and Safe-T Data are currently in a loss position for Israeli tax purposes, while NetNut is profitable. We have obtained a tax ruling from the Israel Tax Authority regarding NetNut’s status as a preferred Technological Enterprise, which is in effect for the years 2024-2028, subject to certain provisions. In order to remain eligible for the tax benefits as a Preferred Technological Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and under the condition that there will be no change in the business activity and/or in the business model or a significant reduction in the scope of research and development.

To date, we believe that NetNut is qualified as a Preferred Technological Enterprise under the 2017 Amendment. However, in the future, if these tax benefits are reduced, cancelled or discontinued, NetNut’s income from the Preferred Technological Enterprise would be subject to regular Israeli corporate tax rates. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, generally may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we do not expect to be classified as a PFIC for the taxable year ended December 31, 2024 and in future taxable years, although there can be no assurance in this regard. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for U.S. federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2024 and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US $100,000 for Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

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

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A material portion of our operating expenses is incurred outside the United States and can be denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the NIS. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of profit or loss. The effect of a hypothetical 10% adverse change in foreign exchange rates on monetary assets and liabilities on December 31, 2024, can be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

$.05 (or less) per ADS.	Any cash distribution to ADS holders.

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders.

$.05 (or less) per ADS per calendar year.	Depositary services.

Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.

Expenses of the depositary.	Cable (including SWIT) and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes.	As necessary.

Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

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

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The Depositary is the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the Depositary, ADS holders, and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the ADSs.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

(c)	Attestation Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2024, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under “Item 18—Financial Statements.”

(d)	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes to our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2024, and 2023.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2024, and 2023:

	Year Ended December 31,
	2024	2023

Audit fees(1)	$195,500	$276,500
Audit-related fees	-	-
Tax fees(2)	19,000	11,750
All other fees	-	-

Total	$214,500	$288,250

(1)	This category includes services such as consents and assistance with and review of documents filed with the SEC as well as fees related to our registration statements and public offerings.
(2)	Includes professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, or the Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, consultants, contractors and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

The Policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in the Company’s securities, as well as certain pre-clearance procedures that directors and officers of the Company, the Company’s subsidiaries and/or affiliates must observe prior to effecting any transaction in our securities.

The Company believes that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 11.1 to this Form 20-F.

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

While we have not experienced material financial impacts from cybersecurity incidents to date, we acknowledge the potential for such impacts in the future. As part of our risk management strategy, we maintain comprehensive cybersecurity monitoring, detection and real-time response capabilities to identify and mitigate risks with potential attack or financial losses resulting from cyber incidents. See “Item 3. Key Information – D. Risk Factors-“If our internal network system is compromised by cyber attackers or other malicious cyber activity, or if our hosting and infrastructure fails, public perception of our products and services will be harmed.”

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

ITEM 19. EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of Alarum Technologies Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-38610) filed on August 29, 2023, and incorporated herein by reference).

2.1	Form of Amended and Restated Deposit Agreement (filed as Exhibit 1 to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-218251) filed on July 31, 2018, and incorporated herein by reference).

2.2	Description of Securities, filed herewith.

2.3	Form of Warrant (filed as Exhibit 4.1 to Form 6- K (File No. 001-38610) filed on August 30, 2023, and incorporated herein by reference).

4.1	Form of Indemnification Agreement (filed as Exhibit 99.1.B to Form 6-K (File No. 001-38610) filed on August 21, 2019, and incorporated herein by reference).

4.2	The Alarum Technologies Ltd. Amended and Restated Global Incentive Plan, as amended (filed as Exhibit 99.1 to Form 6-K (File No. 001-38610) filed on September 23, 2022, and incorporated herein by reference).

4.2.1	The Amended and Restated U.S. Addendum to the Alarum Technologies Ltd. Amended and Restated Global Incentive Plan (filed as Exhibit 99.2. to Form 6-K (File No. 001-38610) filed on September 23, 2022, and incorporated herein by reference).

4.2.2	U.S. Sub-Plan to the Alarum Technologies Ltd. Amended and Restated Global Incentive Plan (filed as Exhibit 99.2 to Form 6-K (File No. 001-38610) filed on September 23, 2022, and incorporated herein by reference).

4.3	The Alarum Technologies Ltd. Amended and Restated Compensation Policy (filed as Exhibit 4.3 to Form 20-F (File No. 001-38610) filed on March 14, 2024, and incorporated herein by reference).

4.4	Agreement dated August 8, 2022, by and between Safe-T Group Ltd. and O.R.B. Spring Ltd., as amended (filed as Exhibit 10.1 to Form 6-K (File No. 001-38610) filed on August 10, 2022, Exhibits 4.1, 4.2 and 10.1 to Form 6-K (File No. 001-38610) filed on October 28, 2022 and Exhibit 10.1 to Form 6-K (File No. 001-38610) filed on September 11, 2023, which are incorporated herein by reference).

4.5	Registration Rights Agreement dated August 30, 2019, by and among Alarum Technologies Ltd. and the Purchasers (filed as Exhibit 99.4 to Form 6-K (File No. 001-38610) filed on August 30, 2019, and incorporated herein by reference).

4.6	Registration Rights Agreement dated October 31, 2019, by and among Alarum Technologies Ltd. and the Purchasers (filed as Exhibit 99.3 to Form 6-K (File No. 001-38610) filed on November 12, 2019, and incorporated herein by reference).

4.7	Registration Rights Agreement dated December 23, 2019, by and among Alarum Technologies Ltd. and the Purchasers (filed as Exhibit 10.2 to Form 6-K (File No. 001-38610) filed on December 30, 2019, and incorporated herein by reference).

8.1	List of Subsidiaries (filed herewith).

11.1	Insider Trading Policy (filed herewith).

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350 (furnished herewith).

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350 (furnished herewith).

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, with respect to the financial statements of Alarum Technologies Ltd. (filed herewith).

97.1	Clawback Policy (filed as Exhibit 97.1 to Form 20-F (File No. 001-38610) filed on March 14, 2024, and incorporated herein by reference).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in iXBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline iXBRL document).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

ALARUM TECHNOLOGIES LTD.

By:	/s/ Shachar Daniel
Shachar Daniel
Chief Executive Officer

Date: March 20, 2025

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alarum Technologies Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Alarum Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

March 20, 2025

We have served as the Company’s auditor since 2013.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2024	2023
	Note	U.S. dollars in thousands

Assets
Current assets:
Cash and cash equivalents	4	15,081	10,872
Accounts receivable:
Trade, net	5	3,231	1,994
Other		503	399
		18,815	13,265
Non-current assets:
Long-term deposits		121	104
Other non-current assets		85	145
Property and equipment, net		130	88
Right-of-use assets	10	498	779
Deferred tax assets	7	422	181
Debt investments at fair value through OCI	3	9,256	-
Debt investments at fair value through profit or loss	3	555	-
Intangible assets, net	6	811	1,386
Goodwill	6	4,118	4,118
		15,996	6,801
Total assets		34,811	20,066

Liabilities and equity
Current liabilities:
Accounts payable and accruals:
Trade		251	369
Other	8	4,484	2,439
Current maturities of long-term loans	9	938	290
Contract liabilities		1,987	1,983
Derivative financial instruments		148	109
Short-term lease liabilities	10	359	370
		8,167	5,560
Non-current liabilities:
Long-term lease liabilities	10	261	523
Long-term loans, net of current maturities	9	32	802
		293	1,325
Total liabilities		8,460	6,885

Equity:	13
Ordinary shares		-	-
Share premium		111,892	100,576
Other equity reserves		11,012	14,938
Accumulated deficit		(96,553)	(102,333)
Total equity		26,351	13,181
Total liabilities and equity		34,811	20,066

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

		Year ended December 31
		2024	2023	2022
	Note	U.S. dollars in thousands (except per share amounts)
Continuing operations

Revenue	15	31,824	26,521	18,550
Cost of revenue	15	7,915	7,711	8,402
Gross profit		23,909	18,810	10,148

Operating expenses:
Research and development	16	4,495	3,557	3,824
Selling and marketing	17	7,033	10,035	11,823
General and administrative	18	5,661	4,406	6,661
Impairment of goodwill		-	6,311	569
Total operating expenses		17,189	24,309	22,877

Operating profit (loss)		6,720	(5,499)	(12,729)

Financial expense		(514)	(786)	(531)
Financial income		795	196	477
Financial income (expense), net	19	281	(590)	(54)

Profit (loss) from continuing operations, before income tax		7,001	(6,089)	(12,783)
Tax benefit (expense)	7	(1,221)	482	327
Profit (loss) from continuing operations, net of income tax		5,780	(5,607)	(12,456)

Discontinued operations

Profit (loss) from discontinued operations, net of income tax		-	82	(695)

Net profit (loss) for the year		5,780	(5,525)	(13,151)

Other comprehensive income (loss) for the year	3
Change in the fair value of debt investments at fair value through OCI		(80)	-	-

Total comprehensive income (loss) for the year		5,700	(5,525)	(13,151)

Basic profit (loss) per share:	20
Continuing operations		0.09	(0.14)	(0.39)
Discontinued operations		-	0.00	(0.03)
Basic profit (loss) per share		0.09	(0.14)	(0.42)

Diluted profit (loss) per share:	20
Continuing operations		0.08	(0.14)	(0.39)
Discontinued operations		-	0.00	(0.03)
Diluted profit (loss) per share		0.08	(0.14)	(0.42)

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares
	Number of shares	Amount	Share premium	Other equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands (except share data)
Balance at January 1, 2022	30,000,339	-	91,112	16,732	(83,657)	24,187
Changes in the year 2022:
Exercise of options	46,561	-	64	(64)	-	-
Exercise of pre-funded warrants	260,000	-	492	(492)	-	-
Expiration of options	-	-	2,255	(2,255)	-	-
Share-based payments	-	-	-	2,171	-	2,171
Issuance of shares for service provider	140,135	-	104	-	-	104
Issuance of shares related to payment of earn-out consideration	2,181,009	-	1,050	(1,050)	-	-
Net loss for the year	-	-	-	-	(13,151)	(13,151)
Balance at January 1, 2023	32,628,044	-	95,077	15,042	(96,808)	13,311
Changes in the year 2023:
Exercise of options	224,463	-	188	(165)	-	23
Exercise of warrants	1,258,420	-	561	(232)	-	329
Expiration of options	-	-	259	(259)	-	-
Repurchase of warrants related to the O.R.B. agreement	-	-	274	(640)	-	(366)
Share-based payments	-	-	-	975	-	975
At-the-market offering, net of issuance costs of $164	2,393,740	-	604	-	-	604
Private placement, net of issuance costs of $499 thousand	18,722,420	-	2,563	151	-	2,714
Classification of warrants issued under private placement to equity	-	-	-	1,116	-	1,116
Issuance of shares related to payment of earn-out consideration	4,454,545	-	1,050	(1,050)	-	-
Net loss for the year	-	-	-	-	(5,525)	(5,525)
Balance at December 31, 2023	59,681,632	-	100,576	14,938	(102,333)	13,181
Changes in the year 2024:
Exercise of options and vesting of RSUs	3,426,777	-	5,404	(2,204)	-	3,200
Exercise of warrants	6,035,860	-	3,636	(1,383)	-	2,253
Expiration of options	-	-	19	(19)	-	-
Expiration of warrants	-	-	2,257	(2,257)	-	-
Share-based payments	-	-	-	2,017	-	2,017
Net profit for the year	-	-	-	-	5,780	5,780
Other comprehensive loss for the year	-	-	-	(80)	-	(80)
Balance at December 31, 2024	69,144,269	-	111,892	11,012	(96,553)	26,351

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Cash flows from operating activities
Net profit (loss) for the year	5,780	(5,525)	(13,151)
Adjustments for:
Effect of exchange rate differences on cash and cash equivalents and restricted deposits balances	37	(41)	139
Issuance costs	-	123	-
Change in fair value of derivative financial instruments	39	2	(462)
Interest income related to debt investments at fair value through OCI	(32)	-	-
Change in fair value of debt investments at fair value through profit or loss	2	-	-
Change in fair value of short-term investments	-	-	199
Change in Israel Innovation Authority liability	-	-	(182)
Interest income related to short-term investments	-	-	(16)
Interest and other finance expenses related to long-term loan	262	239	172
Interest expenses related to short-term bank loans	-	102	39
Interest income related to short-term bank deposits	(763)	(103)	-
Interest portion of lease payments	132	88	11
Depreciation and amortization	912	1,152	2,043
Impairment of goodwill and intangible assets	-	8,991	1,022
Gain from sale of discontinued operations	-	(82)	-
Loss on disposal of property and equipment	-	8	-
Share-based payments	2,017	933	1,679
	2,606	11,412	4,644
Changes in asset and liability items:
Trade receivables, net	(1,237)	(204)	(294)
Other receivables	18	353	(3)
Trade payables	(118)	(1,798)	948
Other payables	2,079	55	(489)
Deferred tax assets	(241)	(482)	(344)
Contract liabilities	4	813	638
	505	(1,263)	456
Net cash provided by (used in) operating activities	8,891	4,624	(8,051)

Cash flows from investing activities
Purchase of debt investments at fair value through OCI	(9,437)	-	-
Interest income related to debt investments at fair value through OCI	9	-	-
Purchase of debt investments at fair value through profit or loss	(557)	-	-
Purchase of short-term investments	-	-	(19)
Sale of short-term investments	-	-	5,707
Interest income related to short-term investments	-	-	16
Interest related to short-term bank deposits	763	103	-
Investment in long-term deposits	(21)	(51)	(6)
Withdrawal of long-term deposits	7	18	-
Investment in short-term restricted deposit	-	-	(560)
Investment in long-term restricted deposits	-	(21)	(54)
Withdrawal of short-term restricted deposits	-	560	-
Withdrawal of long-term restricted deposits	-	136	2
Purchase of property and equipment	(99)	(55)	(49)
Proceeds from sale of property and equipment	-	5	-
Net cash provided by (used in) investing activities	(9,335)	695	5,037

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2024	2023	2022
	U.S. dollars in thousands
Cash flows from financing activities
Proceeds from public and private offerings	-	4,256	-
Issuance costs in connection with public and private offerings	(102)	(478)	-
Proceeds from at-the-market offering	-	768	-
Issuance costs in connection with at-the-market offering	-	(164)	-
Proceeds from exercise of options and warrants	5,521	352	-
Short-term bank loans received	-	4,800	2,700
Repayment of short-term bank loans	-	(6,400)	(1,100)
Interest expenses related to short-term bank loans	-	(108)	(33)
Long-term loans received	-	888	1,667
Long-term loans interest payments	(202)	(276)	(172)
Long-term loans principal payments	(122)	(639)	(75)
Other payments related to long-term loans	-	(500)	-
Interest portion of lease payments	(132)	(88)	(11)
Principal portion of lease payments	(273)	(198)	(373)
Net cash provided by financing activities	4,690	2,213	2,603

Changes in cash and cash equivalents	4,246	7,532	(411)
Effect of exchange rate changes on cash and cash equivalents	(37)	50	(127)
Cash and cash equivalents at beginning of the year	10,872	3,290	3,828
Cash and cash equivalents at end of the year	15,081	10,872	3,290

Supplemental disclosure of non-cash investing and financing activities:
Addition of right-of-use assets	16	903	40
Proceeds for sale of discontinued operations	-	82	-

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

Background

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum”, and collectively referred to with its wholly-owned subsidiaries as the “Company”) is a global provider of web data collection solutions.

The Company currently operates in one operating segment - web data collection (formerly known as enterprise internet access). The solutions are provided through the Company’s wholly-owned subsidiary NetNut Ltd. (“NetNut”) and enable customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. For further information, see Note 2 below.

War in Israel

On October 7, 2023, Hamas Organization (“Hamas”) launched an unprecedented attack on Israel, infiltrating its southern border and targeting civilians and military sites while firing rockets. In response, Israel declared war on Hamas, and the conflict is ongoing. Following the attack, Hezbollah Organization (“Hezbollah”) also launched strikes on northern Israel, prompting Israeli retaliatory strikes. In October 2024, Israel initiated a ground operation in Lebanon. By the end of November 2024, Israel and Hezbollah reached a ceasefire agreement, and in January 2025, Israel and Hamas also reached a ceasefire agreement, though the stability of both agreements remains uncertain. To date, there is no material adverse impact on Company’s operations and financial results as a result of this war. However, at this time, it is not possible to predict the intensity or duration of the war, nor can the Company predict how this war will ultimately affect Israel’s economy in general. The Company continues to monitor the situation closely and examine the potential disruptions that could adversely affect its operations.

NOTE 2 - MATERIAL ACCOUNTING POLICIES:

Basis of presentation of financial statements

The consolidated financial statements as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, are in compliance with IFRS Accounting Standards, as issued by the International Accounting Standards Board.

In connection with the presentation of these consolidated financial statements, the following should be noted:

1)	The material accounting policies described below have been applied consistently to all the years presented, unless otherwise stated.

2)	The consolidated financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities (including derivative instruments) measured at fair value.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise its judgment in the process of applying the Company’s accounting policies. Actual results may differ materially from estimates and assumptions used by management. The Company’s critical accounting estimates and judgements that may result in a material adjustment to the carrying amounts of assets and liabilities are related to goodwill impairment. For further details see below.

Segments

Operating segments are reported in a manner consistent with the internal reporting, which are provided to the chief operating decision maker. The chief operating decision maker is the Company’s Chief Executive Officer (“CEO”), who is responsible for allocating resources and assessing the performance of the operating segments. Historically, the Company had three operating segments: web data collection (formerly known as enterprise internet access), consumer internet access and enterprise cybersecurity. In July 2023, the Company sold the enterprise cybersecurity segment, and accordingly, it is presented in these consolidated financial statements as “discontinued operations”.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In addition, following the scale down in the operations of the Company’s wholly-owned subsidiary CyberKick Ltd. (“CyberKick”) commencing in the second quarter of 2023, as further described in Note 6, the Company’s CEO is no longer assessing the performance of the consumer internet access segment. Therefore, as of December 31, 2024, the Company concluded it has one operating and reportable segment. Accordingly, the information regarding the Company’s segments for prior periods was retrospectively adjusted in these consolidated financial statements.

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

Debt investments at fair value through other comprehensive income

Debt investments consist of debt marketable securities which the Company classifies as financial assets measured at fair value through other comprehensive income (“OCI”). Financial assets measured at fair value through OCI are financial assets held within a business model whose purpose is both to collect contractual cash flows and to sell the financial assets, where the cash flows of the assets represent solely payments of principal and interest. Financial assets measured at fair value through OCI are initially recognized at fair value plus transaction costs. Gains or losses arising from changes in the fair value of the financial assets are taken through OCI, except for the recognition of impairment gains or losses, interest income using the effective rate method and foreign exchange gains and losses, which are recognized in profit or loss.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Foreign exchange gains and losses, impairment expenses as well as interest income from these financial assets are included in financial income (expense) in the consolidated statements of profit or loss and other comprehensive income (loss).

Intangible assets

Research and development

Through December 31, 2024 and 2023, the Company has not met the criteria for capitalizing development expenses as intangible assets, and accordingly, no asset has so far been recognized in the consolidated financial statements in respect of capitalized development expenses. Consequently, the research and development expenses of the Company are fully recognized as incurred.

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

Goodwill is tested annually for impairment in the fourth quarter of each year, or more frequently if events or changes in circumstances indicate that it may be impaired. For the 2024, 2023 and 2022 reporting periods, the recoverable amount of the Company’s CGUs was determined based on value-in-use calculations. These calculations require the use of assumptions. For further details, see Note 6.

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

Financial liabilities at amortized cost

Financial liabilities at amortized cost are initially recognized at their fair value less transaction costs that are directly attributable to the issue of the financial liability and are subsequently measured at amortized cost. For further information regarding the Company’s accounting policy related to long-term loans, see Note 9.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Employee benefits

Vacation and recreation pay

Every employee is legally entitled to vacation and recreation benefits, which are computed on an annual basis. This entitlement is based on the term of employment. The Company charges liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee.

Income taxes

Tax benefit (expense) for the reported years comprise current and deferred taxes.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the financial position date in the countries where the Company operates and generates taxable income. The Company’s management periodically evaluates the tax aspects applicable to its taxable income based on the relevant tax laws and makes provisions in accordance with the amounts payable to the applicable authorities.

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

Share-based payments

The Company operates a number of equity-settled, share-based compensation plans, under which the Company receives services from employees as consideration for equity instruments (options and restricted share units or “RSUs”) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the date of each financial position, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statements of profit or loss and other comprehensive income (loss), with a corresponding adjustment to equity.

Profit (loss) per share

Basic profit (loss) per share is calculated by dividing net profit (loss) for the year by the weighted average number of ordinary shares, including pre-funded warrants, vested RSUs and vested options with zero-exercise price. When calculating the diluted profit (loss) per share, the Company adjusts the profit (loss) attributable to holders of ordinary shares and the weighted average number of shares in issue, to reflect the effect of all potentially dilutive ordinary shares.

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

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The Company’s performance obligations consist of access to its platforms and related support services which are considered one performance obligation.

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. Payment terms are generally upfront at the time of the transaction, except for certain enterprise customers which are generally up to net 60 days. The Company applied the practical expedient in IFRS 15 and did not evaluate payment terms of one year or less for the existence of a significant financing component.

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

Advertising

Until the second half of 2023, the Company generated revenues from the distribution of security and privacy products of third-party developers in various digital properties. Commencing in the second half of 2023, advertising revenue is immaterial.

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

Leases

The Company’s leases include property and vehicle leases.

At the commencement date, the Company measures the lease liability at the present value of the lease payments that are not paid at that date, including, inter alia, the exercise price of a purchase option if the Company is reasonably certain to exercise that option. Simultaneously, the Company recognizes a right-of-use asset in the amount of the lease liability.

The discount rate applied by the Company is the rate of interest that the Company would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The lease term is the non-cancellable period for which the Company has the right to use an underlying asset, together with both the periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

New standards and amendments adopted

Several new standards, amendments to standards and interpretations that are effective for annual periods beginning on January 1, 2024, have been applied in preparing these consolidated financial statements. None of these had a material effect on the Company’s consolidated financial statements.

New standards and amendments not yet adopted

IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”)

IFRS 18 replaces IAS 1, “Presentation of Financial Statements” (“IAS 1”). As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statement of profit or loss, as follows: (i) operating profit and (ii) profit before financing and tax. In addition, items in the statement of profit or loss will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures (“non-GAAP measures”), and specific instructions were added for the grouping and splitting of items in the financial statements and their accompanying notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is currently in a preliminary stage of assessing the expected effect of this new standard.

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

Credit risk

Credit risk arises mainly from cash and cash equivalents, bank deposits, trade receivables and debt investments measured at fair value through OCI. For cash, cash equivalents and bank deposits, the Company estimates that since the liquid instruments are mainly invested with highly rated institutions, the credit and interest risks associated with these balances are low. Credit risk of trade receivables is the risk that customers may fail to pay their debts. The Company mitigates the risk by ensuring its customers have sufficient funds to meet their needs and by selling to customers of high credit quality. The Company has not historically experienced material credit losses. Additionally, all of the Company’s debt investments measured at fair value through OCI are considered to have low credit risk. Management considers “low credit risk” for marketable bonds to be an investment grade credit rating with at least one major rating agency.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the New Israeli Shekel (“NIS”). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities denominated in foreign currency. These foreign currency-denominated transactions consist primarily of personnel, leases and other overhead costs. For the 2024, 2023 and 2022 reporting periods, foreign currency exchange gains and losses were immaterial.

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

	Less than one year	Between one to two years	More than two years
	U.S. dollars in thousands
December 31, 2024:
Lease liabilities	359	261	-
Long-term loans	938	32	-
Accounts payable and accruals	4,735	-	-
	6,032	293	-
December 31, 2023:
Lease liabilities	370	303	220
Long-term loans	290	782	20
Accounts payable and accruals	2,808	-	-
	3,468	1,085	240

Fair value estimation

Below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following tables present the Company’s financial instruments measured at fair value by levels as of December 31, 2024 and 2023:

	Level 1	Level 2	Level 3	Total
	U.S. dollars in thousands
As of December 31, 2024
Financial assets
Debt investments at fair value through profit or loss
Mutual Fund	555	-	-	555
Unlisted equity securities	-	-	82	82
Debt investments at fair value through OCI
U.S. corporate bonds	-	3,534	-	3,534
Israel corporate bonds	-	1,378	-	1,378
U.K. corporate bonds	-	907	-	907
Other corporate bonds	-	3,137	-	3,137
Israel government bonds	-	300	-	300
Total financial assets	555	9,256	82	9,893
Financial liabilities
Derivative financial instruments	-	-	148	148
Total financial liabilities	-	-	148	148

As of December 31, 2023
Financial assets
Unlisted equity securities	-	-	82	82
Total financial assets	-	-	82	82
Financial liabilities
Derivative financial instruments	-	-	109	109
Total financial liabilities	-	-	109	109

Level 3 financial instruments

The following table presents the changes in level 3 financial liabilities for each of the three years in the period ended December 31, 2024:

	Derivative financial instruments	Total
	U.S. dollars in thousands
Balance as of January 1, 2024	109	109
Changes within profit or loss	39	39
Balance as of December 31, 2024	148	148

Balance as of January 1, 2023	26	26
Initial recognition	1,197	1,197
Classification to equity	(1,116)	(1,116)
Changes within profit or loss	2	2
Balance as of December 31, 2023	109	109

Balance as of January 1, 2022	488	488
Changes within profit or loss	(462)	(462)
Balance as of December 31, 2022	26	26

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Valuation processes of the Company

The Company used the Black-Scholes model to evaluate the fair value of derivative financial instruments related to several warrants previously granted to investors as of December 31, 2024 and 2023, using the following principal assumptions:

Year ended December 31
	2024	2023
Risk-free interest rate	4.13%-4.25%	4.01%-4.92%
Expected term (in years)	0.48–1.99	0.86–2.99
Expected volatility	110.83%–116.14%	81.07%–94.33%

The Company also used the binomial model to evaluate the fair value of derivative financial instruments related to warrants previously granted to investors as of December 31, 2023, using the following principal assumptions:

Year ended December 31
2023
Risk-free interest rate	5.32%
Expected term (in years)	0.43
Expected volatility	91%

In addition, the Company used the Black-Scholes model to evaluate the fair value of warrants issued to investors under a private placement on September 14, 2023. See Note 13 for details regarding the valuation processes of the Company with respect to these warrants.

Financial instruments

Financial assets

	Financial assets at fair value through profit or loss	Financial assets at fair value through OCI	Financial assets at amortized cost	Total
	U.S. dollars in thousands
December 31, 2024
Cash and cash equivalents	-	-	15,081	15,081
Accounts receivable (excluding prepaid expenses)	-	-	3,446	3,446
Long-term deposits and restricted deposits	-	-	124	124
Debt investments at fair value through profit or loss	555	-	-	555
Unlisted equity securities	82	-	-	82
Debt investments at fair value through OCI	-	9,256	-	9,256
	637	9,256	18,651	28,544
December 31, 2023
Cash and cash equivalents	-	-	10,872	10,872
Accounts receivable (excluding prepaid expenses)	-	-	2,194	2,194
Long-term deposits and restricted deposits	-	-	107	107
Unlisted equity securities	82	-	-	82
	82	-	13,173	13,255

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Financial liabilities

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands
December 31, 2024
Lease liabilities	-	620	620
Accounts payable and accruals	-	4,735	4,735
Long-term loans	-	970	970
Derivative financial instruments	148	-	148
	148	6,325	6,473
December 31, 2023
Lease liabilities	-	893	893
Accounts payable and accruals	-	2,808	2,808
Long-term loans	-	1,092	1,092
Derivative financial instruments	109	-	109
	109	4,793	4,902

Assets and liabilities which are not measured on a recurring basis at fair value, are presented at their carrying amount, which approximates their fair value.

NOTE 4 - CASH AND CASH EQUIVALENTS:

As of December 31, 2024 and 2023, the balance of cash and cash equivalents was comprised of cash at hand and short-term bank deposits of up to 3 months, as follows:

	December 31
	2024	2023
	U.S. dollars in thousands
Cash at hand	2,773	3,064
Short-term bank deposits up to 3 months	12,308	7,808
Cash and cash equivalents	15,081	10,872

NOTE 5 - TRADE RECEIVABLES:

As of December 31, 2024 and 2023, the balance of trade receivables was comprised of open accounts, net of a provision for expected credit losses, as follows:

	December 31
	2024	2023
	U.S. dollars in thousands
Open accounts	3,291	1,994
Provision for expected credit losses	(60)	-
Trade receivables, net	3,231	1,994

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - GOODWILL & INTANGIBLE ASSETS:

Composition

	Cost				Accumulated amortization
	Balance at	Additions	Impairment	Balance	Balance at	Additions	Impairment	Balance
	beginning	during	during	at end	beginning	during	during	at end	Amortized
	of year	the year	the year	of year	of year	the year	the year	of year	balance
	U.S. dollar in thousands
2024
Technologies	6,055	-	-	6,055	4,778	552	-	5,330	725
Customer relations	4,002	-	-	4,002	3,893	23	-	3,916	86
Goodwill	4,118	-	-	4,118	-	-	-	-	4,118
	14,175	-	-	14,175	8,671	575	-	9,246	4,929
2023
Technologies	6,055	-	-	6,055	3,900	573	305	4,778	1,277
Customer relations	4,002	-	-	4,002	1,273	245	2,375	3,893	109
Goodwill	10,429	-	(6,311)	4,118	-	-	-	-	4,118
	20,486	-	(6,311)	14,175	5,173	818	2,680	8,671	5,504
2022
Technologies	6,055	-	-	6,055	2,665	1,145	90	3,900	2,155
Customer relations	4,002	-	-	4,002	379	531	363	1,273	2,729
Goodwill	10,998	-	(569)	10,429	-	-	-	-	10,429
	21,055	-	(569)	20,486	3,044	1,676	453	5,173	15,313

Amortization expenses for the years ended December 31, 2024, 2023 and 2022 were $575 thousand, $818 thousand and $1,676 thousand, respectively.

Impairment losses of intangible assets (rather than goodwill) for the years ended December 31, 2024, 2023 and 2022 were $0, $2,680 thousand and $453 thousand, respectively. For further information, see below.

Testing of goodwill impairment

For the year ended December 31, 2024

NetNut CGU

The Company performed the annual goodwill impairment test for its NetNut CGU at December 31, 2024. The recoverable amount was assessed by management based on value-in-use calculation which uses cash flow projections covering a 5-year period and terminal growth rate of 3% thereafter, and a discount rate of 25.5%. The terminal growth rate represents the long-term average growth prospects of the web data collection market. Based on the impairment test performed, the estimated recoverable amount was determined to be substantially higher than its carrying amount. A hypothetical decrease in the terminal growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by $2,236 thousand and $4,150 thousand, respectively, and would not result in an impairment.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2023

NetNut CGU

The Company performed the annual goodwill impairment test for its NetNut CGU at December 31, 2023. The recoverable amount was assessed by management based on value-in-use calculation which uses cash flow projections covering a 5 year period and terminal growth rate of 3% thereafter, and a discount rate of 25.5%. The terminal growth rate represents the long-term average growth prospects of the web data collection market.

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

As of December 31, 2024 and 2023, the entire carrying amount of goodwill of $4,118 thousand is related to the NetNut CGU.

NOTE 7 - TAXES ON INCOME:

Corporate taxation

The taxable income of Alarum, Safe-T Data A.R Ltd. (“Safe-T Data”) and CyberKick is subject to the Israeli regular corporate tax rate of 23%.

The taxable income of NetNut, based on management assessment, meets the criteria of a Preferred Technological Enterprise (“PTE”) under the Law for the Encouragement of Capital Investments and accordingly, is eligible for a reduced tax rate of 12%. Taxable income other than taxable income from the PTE regime is subject to the Israeli regular corporate tax rate.

The taxable income of NetNut Networks Inc. (“NetNut Networks”) is subject to a regular U.S. federal tax rate of 21%.

Tax assessments

Tax assessments filed by the Company, NetNut and Safe-T Data through 2019 are considered final.

Tax assessments filed by NetNut Networks through 2020 are considered final.

CyberKick has not been assessed since its incorporation.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Carryforward tax losses

Carryforward tax losses in Israel of the Company amounted to $14.8 million and $11.2 million as of December 31, 2024 and 2023, respectively.

Carryforward tax losses in Israel of Safe-T Data amounted to $38.6 million and $38.1 million as of December 31, 2024 and 2023, respectively.

Carryforward tax losses in Israel of CyberKick amounted to $3.6 million and $3.2 million as of December 31, 2024 and 2023, respectively.

Carryforward tax losses in Israel have no expiration date. Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.

Deferred taxes

	Intangible assets, net	Carryforward tax losses	Carryforward research and development expenses	Other	Total
	U.S. dollar in thousands
Balance as of January 1, 2024	(164)	42	285	18	181
Changes during the year:
Charged to profit or loss	64	(32)	134	75	241
Balance as of December 31, 2024	(100)	10	419	93	422

Balance as of January 1, 2023	(852)	551	-	-	(301)
Changes during the year:
Charged to profit or loss	688	(509)	285	18	482
Balance as of December 31, 2023	(164)	42	285	18	181

Balance as of January 1, 2022	(1,067)	422	-	-	(645)
Changes during the year:
Charged to profit or loss	215	129	-	-	344
Balance as of December 31, 2022	(852)	551	-	-	(301)

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Theoretical tax reconciliation

Following is a reconciliation of the theoretical taxes on income, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see above) and the actual tax expense:

	Year ended December 31
	2024		2023		2022
	%	U.S. dollars in thousands	%	U.S. dollars in thousands	%	U.S. dollars in thousands
Profit (loss) before income tax	23	(7,001)	23	6,089	23	12,783
Theoretical tax expense (benefit)		1,610		(1,400)		(2,940)
Change in effective tax rate due to:
Tax benefits arising from reduced tax rate under the PTE regime		(1,007)		(590)		441
Decrease in taxes resulting from utilization of losses in the reported year for which deferred taxes were not recognized in prior years		(12)		(843)		-
Increase in taxes resulting from non-deductible expenses		493		2,206		261
Increase in taxes resulting from losses in the reported year for which deferred taxes were not recognized		137		145		1,911
Tax expense (benefit)		1,221		(482)		(327)

NOTE 8 - OTHER PAYABLES:

	December 31
	2024	2023
	U.S. dollars in thousands
Accrued expenses	605	356
Provision for income taxes	1,409	-
Employees and related institutions	2,470	2,083
	4,484	2,439

The carrying amounts of other payables, which are financial liabilities, is a reasonable approximation of their fair value since the effect of discounting is immaterial.

NOTE 9 - STRATEGIC FUNDING:

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

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

In consideration for the cash commitment, the Company granted 5,006,386 warrants that were exercisable for periods of up to 3 years from the vesting dates of the warrants, as detailed below:

●	2,068,966 series A warrants with exercise price of $0.725 per share, of which, 1,034,483 (representing 50%) were fully vested, and the remaining 1,034,483 vested on December 1, 2022;

●	344,828 series B warrants with exercise price of $1.45 per share, of which, 172,414 (representing 50%) were fully vested, and the remaining 172,414 vested on December 1, 2022;

●	2,222,222 series C warrants with exercise price of $0.675 per share, of which, 1,111,111 (representing 50%) vested on March 1, 2023, and the remaining 1,111,111 vested on September 1, 2023; and

●	370,370 series D warrants with exercise price of $1.35 per share, of which, 185,185 (representing 50%) vested on March 1, 2023, and the remaining 185,185 vested on September 1, 2023.

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

On January 30, 2023, the Company signed a second amendment to the O.R.B. agreement, according to which, O.R.B. will fund the Company with 18 tranches of $111 thousand (an unchanged total amount of $2 million) from February 2023 through July 2024, instead of the 6 original tranches (Tranches 3-8) of $333 thousand each from February 2023 through July 2023.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

On September 7, 2023, the Company signed a third amendment to the O.R.B. agreement., according to which O.R.B. agreed to waive all rights to future revenue share after 100% repayment of each tranche withdrawn, to extend the repayment duration of up to 100% of the original tranches to 30 months instead of 24 months and to cancel all outstanding warrants granted, in exchange for total consideration of $500 thousand, out of which, $366 thousand was allocated for the cancellation all outstanding warrants granted based on their fair value. The fair value was determined using the Monte-Carlo model with the following principal assumptions: risk-free interest rate 4.66-4.99%, expected term (in years) 1.93-2.98, expected volatility 77.29-79.22%. As a result, the Company classified $274 thousand from other equity reserves to share premium. In addition, the Company accounted for this amendment as an extinguishment of the agreement. Accordingly, the difference in the amount of$349 thousand between the carrying amount of the original liability and the new liability (which was calculated using an effective interest rate of 18.7%) and the consideration paid, was recorded in profit or loss as financial expense.

Reconciliation of movements of long-term loans to cash flow from financing activities is as follows:

	December 31
	2024	2023
	U.S. dollars in thousands
Balance at the beginning of year	1,092	1,223
Changes from financing cash flows:
Long-term loans received	-	888
Long-term loans payments (interest and principal)	(324)	(915)
Payments related to extinguishment of long-term loans	-	(134)
Non-cash changes:
Allocation of transaction costs to equity	-	(158)
Financial expense, net	202	188
Balance at the end of year	970	1,092

NOTE 10 - LEASES:

The Company’s leases include property and vehicle leases. The lease agreements are for periods of between 2 to 3 years and may include an option to extend the lease period.

In June 2023, the Company entered into a new operating lease agreement for the offices it uses. The lease periods are for two years expiring in October 2025, with an option to extend the lease periods for an additional year, which the Company is reasonably certain to exercise.

Expenses relating to short-term leases for the years ended December 31, 2024, 2023 and 2022 were $0, $63 thousand and $111 thousand, respectively.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Right-of-use assets

	Property	Vehicles	Total
	U.S. dollars in thousands
Cost:
Balance as of January 1, 2024	1,642	77	1,719
Additions	-	16	16
Disposals	-	(45)	(45)
Balance as of December 31, 2024	1,642	48	1,690

Accumulated amortization:
Balance as of January 1, 2024	(896)	(44)	(940)
Additions	(263)	(19)	(282)
Disposals	-	30	30
Balance as of December 31, 2024	(1,159)	(33)	(1,192)
	483	15	498

Cost:
Balance as of January 1, 2023	763	180	943
Additions	879	24	903
Disposals	-	(127)	(127)
Balance as of December 31, 2023	1,642	77	1,719

Accumulated amortization:
Balance as of January 1, 2023	(643)	(110)	(753)
Additions	(253)	(34)	(287)
Disposals	-	100	100
Balance as of December 31, 2023	(896)	(44)	(940)
	746	33	779

Lease liabilities

	Property	Vehicles	Total
	U.S. dollars in thousands
Balance as of January 1, 2024	871	22	893
Additions	-	12	12
Disposals	-	(12)	(12)
Interest expense	131	1	132
Payments	(391)	(14)	(405)
Balance as of December 31, 2024	611	9	620

Short-term lease liabilities	350	9	359
Long-term lease liabilities	260	1	261
Balance as of December 31, 2024	610	10	620

Balance as of January 1, 2023	153	64	217
Additions	880	21	901
Disposals	-	(27)	(27)
Interest expense	87	1	88
Payments	(249)	(37)	(286)
Balance as of December 31, 2023	871	22	893

Short-term lease liabilities	358	12	370
Long-term lease liabilities	513	10	523
Balance as of December 31, 2023	871	22	893

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHARE BASED PAYMENT:

The Company maintains a share-based payment plan for employees, directors and consultants (the “Plan”). According to the Plan, the Company can grant options and RSUs. The options and the RSUs vest over a period of up to four years, and the options’ term period is 7-10 years. Nevertheless, the Board of Directors is qualified to resolve on different vesting terms. Below is a summary of the Company’s share option and RSUs activity during the years 2024, 2023 and 2022:

Date of grant	Amount	Exercise price ($) (*)	Fair value at the date of grant (U.S. dollars in thousands)	Volatility	Risk-free interest rate	Contractual term (in years)
2024
Options
January 1, 2024	100,000	0.00-0.43	63	0%-80.00%	3.59%	3-7
March 13, 2024	45,012	0.00-1.09	59	0%-86.21%	3.89%	2-7
July 16, 2024	100,000	-	287	-	-	5
September 25, 2024	660,024	-	783	-	-	3-7
	905,036
RSUs
January 1, 2024	50,000	-	39	-	-
March 13, 2024	190,044	-	347	-	-
July 16, 2024	55,020	-	158	-	-
September 9, 2024	199,992	-	210	-	-
September 25, 2024	1,750,152	-	2,078	-	-
November 24, 2024	152,040	-	226	-	-
	2,397,248
2023
Options
April 20, 2023	100,000	0.20	10	79.84%	4.14%	2
May 18, 2023	30,000	0.21	3	89.91%	3.94%	10
November 27, 2023	1,343,748	0.00-0.43	414	91.46%	4.17%	7
	1,473,748
RSUs
July 19, 2023	100,000	-	26	-	-
September 13, 2023	650,000	-	209	-	-
November 27, 2023	925,572	-	494	-	-
	1,675,572
2022
Options
March 13, 2022	84,000	0.66	59	93.01%	2.08%	10
May 30, 2022	323,000	0.00-0.57	125	92.55%	2.57%	10
August 31, 2022	228,000	0.47	63	91.14%	2.97%	10
November 28, 2022	1,673,060	0.34	295	91.09%	3.30%	10
December 19, 2022	1,020,000	0.41	116	90.78%	3.37%	10
December 21, 2022	20,000	0.29	2	90.78%	3.47%	10
	3,348,060

(*)	Translated from NIS based on the U.S. dollars/NIS exchange rate as of December 31, 2024.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The fair value of the options was determined using the binomial model. Volatility is based on volatility data of the traded share price of the Company. The early exercise multiple used for the fair value calculations for grants during 2024, 2023 and 2022 is 2.5 for each offeree. The fair value of RSUs and options with a zero-exercise price was estimated based on the share price on the grant date.

Movement in the number of share options and RSUs outstanding and their related weighted average exercise prices are as follows:

Options

	2024		2023		2022
	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)
Outstanding at beginning of year:	7,136,720	0.67	7,001,800	0.88	4,235,525	1.52
Granted	905,036	0.06	1,473,748	0.34	3,348,060	0.40
Exercised	(2,917,879)	1.23	(224,463)	0.10	(46,561)	-
Forfeited	(262,845)	0.42	(768,269)	0.56	(277,196)	1.51
Expired	(28,066)	0.67	(346,096)	1.08	(258,028)	4.52
Outstanding at end of year	4,832,966	0.47	7,136,720	0.67	7,001,800	0.88
Exercisable at end of year	2,548,439	0.66	3,605,391	1.09	2,087,181	1.31

RSUs

	2024	2023
	Number of RSUs	Number of RSUs
Outstanding at beginning of year:	1,675,572	-
Granted	2,397,248	1,675,572
Vested	(508,898)	-
Forfeited	(279,180)	-
Outstanding at end of year	3,284,742	1,675,572

The following table summarizes information about exercise price and the remaining contractual life of options outstanding at the end of 2024, 2023 and 2022:

	2024		2023		2022
Exercise prices ($)	Number outstanding at end of year	Remaining contractual life (in years)	Number outstanding at end of year	Remaining contractual life (in years)	Number outstanding at end of year	Remaining contractual life (in years)
0.00	1,059,009	1.20-6.73	972,728	0.15-6.91	589,668	0.15-9.42
0.21-1.09	3,119,610	0.03-8.38	3,783,920	6.91-9.39	3,118,060	9.20-9.97
1.23-1.77	654,347	0.25-6.65	2,380,072	0.65-7.72	3,294,072	0.59-8.65
	4,832,966		7,136,720		7,001,800

Shares issuance

During the year ended December 31, 2024, 2,917,879 options were exercised into 2,917,879 ordinary shares for total consideration of $3,200 thousand, and 508,898 vested RSUs were issued into 508,898 ordinary shares.

During the year ended December 31, 2023, 224,463 options were exercised into 224,463 ordinary shares for total consideration of $23 thousand.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

During the year ended December 31, 2022, 46,561 options were exercised into 46,561 ordinary shares for no consideration. Also, the Company issued 140,135 ordinary shares to service providers for a total estimated fair value of $104 thousand.

Expenses recognized in the financial statements

The costs which were recognized in the Company’s financial statements in respect of services received from its employees and consultants are presented in the table below:

	Year ended December 31
	2024	2023	2022
	U.S. dollar in thousands
Share-based payment plans	2,017	933	1,679

The plans are intended to be governed under rules set for that purpose in the Plan. The exercise prices of the options that are exercisable into shares as of December 31, 2024, range between $0.00 to $1.77.

NOTE 12 - RETIREMENT BENEFITS OBLIGATION:

Liability for employee rights upon retirement

Labor laws and agreements require the Company to pay severance pay and/or pensions to employees dismissed or retiring from their employment in other certain circumstances. The amounts of benefits those employees are entitled to upon retirement are based on the number of years of service and the last monthly salary.

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

Defined contribution plans

The Company’s severance pay liability to Israeli employees for which the said liability is covered under section 14 of the Severance Pay Law is covered by regular deposits with defined contribution plans. The amounts funded above are not reflected in the consolidated statements of financial position. The amounts recognized as expense in respect of defined contribution plans in 2024, 2023 and 2022 are $344 thousand, $314 thousand and $319 thousand, respectively.

NOTE 13 - SHAREHOLDERS’ EQUITY:

Share capital

As of December 31, 2024 and 2023, the Company’s share capital is composed as follows:

	Number of shares
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2024		December 31, 2023
Ordinary shares of no-par value	150,000,000	69,144,269	150,000,000	59,681,632

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

On November 2, 2023, the Company’s shareholders approved to increase the Company’s authorized share capital to 150,000,000 ordinary shares of no-par value.

The last reported market price for the Company’s securities on December 31, 2024 was $10.61 per ADS on Nasdaq and ILS 4.147 per share on the TASE.

Rights conferred by ordinary shares

The ordinary shares confer upon their holders voting rights, the right to receive dividends, the right to a share in excess assets upon liquidation of the Company and other rights as set out in the Company’s articles of association.

Private placement

On September 14, 2023, the Company completed a private placement offering of an aggregate of 187,225 units (the “Units”), at a purchase price of $22.70 per Unit. Each Unit consists of 10 ADSs and 1 non-tradeable warrant (the “PP Warrants”), each are exercisable into 3 ADSs. Gross proceeds totaled $4,256 thousand. Total issuance costs amounted to $681 thousand.

The Company’s Chairman of Board of Directors (“Chairman”), CEO and Chief Financial Officer (“CFO”), invested an aggregate of $1.05 million in the private placement. The Chairman and CEO used, in part, $400 thousand each loaned to them in a non-recourse loan, by the rest of the investors in the private placement, other than the CFO. The loans bear annual interest of 8% and should be repaid in three equal installments on September 14, 2024, March 14, 2025, and September 14, 2025. The Chairman’s and CEO’s loans are secured by ADSs they already own and the ADSs they purchased in the private placement offering along with their PP Warrants. The Company accounted for this arrangement between the Chairman and CEO, and the rest of the investors, in accordance with the provisions of IFRS 2. As a result, the Company recorded share-based expenses of $19 thousand.

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

As of December 31, 2024, all PP Warrants and all Agents Warrants were exercised for aggregate consideration of $1,737 thousand.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

At the Market Offering (“ATM”)

In 2023, the Company issued 2,393,740 ordinary shares through an ATM offering for total consideration of $768 thousand, before deducting issuance costs of $164 thousand. On August 30, 2023, the Company announced the termination of the ATM offering, effective immediately.

Shares issuance

During the year ended December 31, 2024, 527,686 PP Warrants issued as a part of the Company’s September 14, 2023 private placement and 75,900 warrants issued as part of April 3, 2020 public offering, were exercised into 603,586 ADSs, or 6,035,860 ordinary shares, for total consideration of $2,253 thousand.

Earn-out Share issuance

In August 2023 and July 2022, the Company issued 4,454,545 and 2,181,009 ordinary shares to CyberKick’s founders following its acquisition in 2021, as consideration for achieving certain milestones, representing earn-out payments of $1,050 thousand and $1,050 thousand, respectively.

NOTE 14 - DISCONTINUED OPERATIONS:

On July 4, 2023, the Company signed an agreement with TerraZone Ltd. (“TerraZone”) for the sale of its enterprise cybersecurity segment in exchange for 7% of the outstanding shares of TerraZone, which represent an estimated fair value consideration of $82 thousand. The sale included all assets and liabilities of the enterprise cybersecurity business, excluding certain patents. The Company’s enterprise cybersecurity business was focused on information security solutions for organizations. The sale will enable the Company to benefit from a streamlined business model, simplified operating structure, and enhanced management focus. Financial information relating to the discontinued operation for the years ended December 31, 2023 and 2022 is set out below.

Financial performance

	Year ended December 31
	2023	2022
	U.S. dollars in thousands
Revenue	-	229
Expenses	-	924
Loss before taxes on income	-	(695)
Gain from sale of discontinued operations	82	-
Taxes on income	-	-
Profit (loss) from discontinued operations, net of tax	82	(695)

Basic and diluted profit (loss) per share from discontinued operations (in U.S. dollars)	0.00	(0.03)

Cash flows

	Year ended December 31
	2023	2022
	U.S. dollars in thousands
Net cash used in operating activities	-	(935)
Net cash used in financing activities	-	(13)
Net cash outflow	-	(948)

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - REVENUE AND COST OF REVENUE:

Revenue

	Year ended December 31
	2024	2023	2022
	U.S. dollar in thousands
Software as a Service:
Web data collection	30,913	21,291	8,480
Consumer internet access	873	2,418	3,371
Advertising services	38	2,812	6,699
	31,824	26,521	18,550

The Company recognized $1,983 thousand, $1,170 thousand and $514 thousand of revenue in 2024, 2023 and 2022, respectively, related to contract liability balances at the beginning of the respective annual periods.

Revenue by Geographic Area

	Year ended December 31
	2024	2023	2022
	U.S. dollar in thousands
China	5,269	1,730	425
U.S.	4,403	5,534	4,110
United Arab Emirates	6,460	3,155	417
Europe	4,313	5,210	2,599
Asia Pacific	3,443	2,296	411
U.K. Virgin Islands	32	3,109	7,009
Hong-Kong	4,381	339	118
Middle East & Africa	2,083	2,166	471
Israel	788	2,149	177
Other	652	833	2,813
	31,824	26,521	18,550

No single customer in 2024 exceeded 10% of total revenues. Revenue in 2023 of $3,055 thousand resulted from one main customer (representing 12% of total revenues). Revenue in 2022 of $6,948 thousand resulted from one main customer (representing 37% of total revenues).

As of December 31, 2024, 2023 and 2022, all of the Company’s property and equipment is located in Israel.

Cost of revenue

	Year ended December 31
	2024	2023	2022
	U.S. dollar in thousands
Payroll and related expenses	314	376	364
Share-based payment	24	8	20
Internet protocols addresses’ costs	5,462	3,848	2,135
Networks and servers	1,188	758	570
Traffic acquisition costs	32	1,080	3,070
Platform providers fees	184	679	1,113
Amortization and impairment of intangible assets and depreciation	590	903	1,116
Other	121	59	14
	7,915	7,711	8,402

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31
	2024	2023	2022
	U.S. dollar in thousands
Payroll and related expenses	3,220	2,700	2,305
Share-based payment	511	220	524
Subcontractors	294	155	619
Depreciation	124	102	73
Other	346	380	303
	4,495	3,557	3,824

NOTE 17 - SELLING AND MARKETING EXPENSES:

	Year ended December 31
	2024	2023	2022
	U.S. dollar in thousands
Payroll and related expenses	4,111	3,808	3,247
Share-based payment	643	244	556
Payment processing fees	589	485	156
Media costs	-	1,506	5,572
Professional fees	143	136	117
Marketing	1,059	699	814
Amortization and impairment of intangible assets and depreciation	155	2,765	992
Other	333	392	369
	7,033	10,035	11,823

NOTE 18 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2024	2023	2022
	U.S. dollar in thousands
Payroll and related expenses	2,079	1,568	1,670
Share-based payment	840	402	483
Professional fees	1,766	2,100	3,978
Impairment loss on trade receivables	387	18	78
Other	589	318	452
	5,661	4,406	6,661

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - FINANCIAL INCOME (EXPENSES), NET:

	Year ended December 31
	2024	2023	2022
	U.S. dollar in thousands
Financial expenses:
Bank fees and interest	(22)	(65)	(117)
Issuance expenses	-	(182)	-
Interest expenses	(393)	(429)	(212)
Change in fair value of derivative financial instruments	(39)	(83)	-
Changes in fair value of debt investments at fair value through profit or loss	(2)	-	(167)
Exchange rate differences	(58)	(27)	(35)
Total financial expenses	(514)	(786)	(531)

Financial income:
Change in fair value of derivative financial instruments	-	81	462
Interest income related to debt investments through OCI	32	-	-
Interest income	763	115	15
Total financial income	795	196	477
Financial income (expenses), net	281	(590)	(54)

NOTE 20 - PROFIT (LOSS) PER SHARE:

Basic

	Year ended December 31
	2024	2023	2022
Profit (loss) from continuing operations (U.S. dollars in thousands)	5,780	(5,607)	(12,456)
The weighted average of the number of ordinary shares in issue (in thousands)	66,438	41,435	31,594
Basic profit (loss) per share from continuing operations (U.S. dollar)	0.09	(0.14)	(0.39)

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Diluted

	Year ended December 31
	2024	2023	2022
Profit (loss) from continuing operations, used in computation of basic profit (loss) per share (U.S. dollars in thousands)	5,780	(5,607)	(12,456)
Adjustments (U.S. dollars in thousands)	-	-	-
	5,780	(5,607)	(12,456)

The weighted average of the number of ordinary shares in issue used in computation of basic profit (loss) per share from continuing operations (in thousands)	66,438	41,435	31,594
Adjustments (in thousands):
Options and RSUs	4,135	-	-
Warrants in connection with public and private offerings	1,303	-	-
	71,876	41,435	31,594
Diluted profit (loss) per share from continuing operations (U.S. dollar)	0.08	(0.14)	(0.39)

The calculation of diluted loss per share for the year December 31, 2024, does not give effect to the potential issuance of ordinary shares upon exercise of warrants issued in connection with convertible debenture agreements, as their effect was anti-dilutive.

The calculation of diluted loss per share for the year December 31, 2023, does not give effect to the potential issuance of ordinary shares upon the exercise of options to employees and service providers and warrants issued in connection with convertible debenture agreements and with public and private offerings, as their effect was anti-dilutive.

The calculation of diluted loss per share for the year December 31, 2022, does not give effect to the potential issuance of ordinary shares upon the exercise of options to employees and service providers, convertible debentures and greenshoe option, as their effect was anti-dilutive.

NOTE 21 - RELATED PARTIES TRANSACTIONS AND BALANCES:

“Related Parties” - as defined in IAS 24, “Related Party Disclosures” (“IAS 24”). Key management personnel - included together with other entities in the definition of “related parties” in IAS 24, include the members of the Board of Directors and senior executives. See also Note 14 for further information.

Transactions with related parties

Compensation to related parties

	Year ended December 31
	2024	2023	2022
	U.S. dollar in thousands
Compensation to directors employed by the Company	909	797	616
Compensation to other key management personnel	723	362	487
Compensation to directors who are not employed by the Company	273	179	200

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Compensation to key management personnel, including employed directors

The compensation paid to key management personnel for work services they provide to the Company is as follows:

	Year ended December 31
	2024	2023	2022
	U.S. dollar in thousands
Payroll, management fees, and other short-term benefits	1,177	921	833
Share-based payments	455	238	270
	1,632	1,159	1,103

Balances with related parties

	December 31
	2024	2023
	U.S. dollar in thousands
Employees payable	508	376
Accounts payable	146	29
	654	405

NOTE 22 - SUBSEQUENT EVENTS:

Options and RSUs grants

During 2025, the Company granted employees and consultants an amount of 291,122 RSUs and options.

A motion to certify a claim as a class action

On February 16, 2025, the Company, along with its CEO, Mr. Shachar Daniel, and its Chief Financial Officer, Mr. Shai Avnit, were served with a motion to certify a claim as a class action in the Economic Department at the District Court in Tel Aviv, Israel (the “Motion”). The Motion refers to statements made between March 14, 2024 and August 26, 2024. In the Motion, one shareholder alleges that based on the Company’s announcement dated August 26, 2024, which included financial outlook for third quarter of 2024, the Company allegedly made various untrue and misleading statements regarding the Company’s business, operations and prospects. The Company has also been made aware of, but not formally served with, a complaint of similar nature filed in the United States District Court for the District of New Jersey against the Company, Mr. Daniel, Mr. Avnit, and the Company’s chairman, Mr. Chen Katz. The Company believes that both actions are unfounded, relying on false chronological and factual basis and without legitimate grounds. The Company intends to defend itself vigorously against these proceedings.