Form 20-F
period 2025-12-31
Alarum Technologies Ltd.
filed 2026-03-19
CIK 1725332

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

8 Yitzhak Sade Street

Tel Aviv, 6777508

Israel

(Address of principal executive offices)

Shachar Daniel

Chief Executive Officer

+972-9-8666110

investors@alarum.io

8 Yitzhak Sade Street

Tel Aviv, 6777508

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

71,758,374 Ordinary Shares, no par value, as of December 31, 2025.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

Yes ☐ No ☒

i

INTRODUCTION

We are a global provider of web data collection solutions, empowering organizations to gain a competitive edge by streamlining the collection, extraction, and analysis of large-scale structured data from public online sources.

Our secured, fast and anonymous Internet Protocol Proxy Network, or IPPN, solutions, enable our business customers to anonymously and securely browse the internet, as well as to collect data from any publicly available source on the web, for their own business purposes. Our IPPN solutions allow organizations to collect anonymously vast amounts of accurate, transparent web data from public online sources by simultaneously connecting to the Internet from different Internet Protocol, or IP, addresses. Our customers can choose from various types of IPs from our IP pool which contains millions of IPs, including internet service provider, or ISP, IPs, data center IPs, and residential service provider IPs.

With these solutions, customers may use the data collected through our solutions and products as an input for their own tools, models and processes. By deriving insights from such data, customers may identify trends and patterns and support their business decision-making. In certain cases, customers may also use such insights to anticipate market developments or customer behaviors in their respective industries. An added benefit to our customers is the fact that utilizing our network completely hides enterprises from the internet by modifying IP addresses, thus ensuring high levels of privacy for their online presence. Also, our IPPN solutions enable access to the internet through millions of end points globally, thus ensuring multiple business use cases, including large-scale data collection and analysis, cyber security, price comparison, ad verification, search engine optimization validations, web data extraction, collection of data for financial analysis, and more.

We also offer data collection solutions, which include tools that allow our customers to collect real-time structured data from global search engines tailored to their needs, as well as collecting public web data from websites that have implemented anti-bot technologies and more. We can also collect such structured data ourselves and sell it to customers as data sets.

In addition, as previously disclosed, we decided in July 2023 to scale down the operations of our consumer internet accesses business, operated under our wholly owned subsidiary CyberKick Ltd., a decision that resulted in material reductions of expenses and headcount. We continue to maintain our service only to current paying users, which allows us to generate revenue from past investments in acquiring such users, with minimal costs.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Alarum” refer to Alarum Technologies Ltd. and its wholly owned Israeli subsidiaries NetNut Ltd., or NetNut, NetNut’s wholly owned subsidiary - NetNut Networks Inc., a Delaware corporation, or NetNut Networks, Safe-T Data A.R Ltd., or Safe-T Data, CyberKick Ltd., or CyberKick, and CyberKick’s wholly owned subsidiary - Spell Me Ltd., a Seychelles corporation.

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

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	the ability of our clients to continue utilizing our products at their current levels;

●	our ability to expand the number of and diversify types of customers in order to avoid a material effect on our operating margins, our profitability, our sales and our results of operations as a result of a loss of a significant customer, or a material reduction in sales to a significant customer;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with partners and customers;

●	our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to engage in future strategic opportunities, including, but not limited to, strategic acquisitions, and achieve any expected benefits from them;

●	our ability to launch and penetrate markets in new locations, including taking steps to expand our worldwide activities and to enter into engagements with new business partners in those markets;

●	our intention to increase marketing and sales activities;

●	our intention to establish partnerships with industry leaders;

●	our ability to locate additional funding available to us on acceptable terms;

●	our ability to retain professional employees and executive members;

●	our ability to internally develop new inventions and intellectual property;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws and/or regulations;

●	our ability to continue to effectively comply with the requirements of Nasdaq;

●	the impact of potential litigation;

●	acceptance of our business model and performance by investors;

●	general market, political, and economic conditions in the countries in which we operate including those related to actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas, Israel-Hezbollah and U.S.-Israel-Iran conflicts; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3D. of this annual report on Form 20-F and the other reports and documents filed by us with the SEC.

Risks Related to Our Business and Industry

●	If we are unable to sell additional solutions and products to our existing customers and/or to acquire new customers, our future revenues and operating results will be harmed;

●	If we are unable to expand the number of and diversify types of customers, we may face a material effect on our operating margins, our profitability, our sales and our results of operations as a result of a loss of a significant customer, or a material reduction in sales to a significant customer;

●	If key customers or groups of customers reduce their consumption of our solutions and products due to technological, regulatory, market, or business changes, it may negatively impact our revenue and financial performance;

●	We face intense competition from Software as a Service, or SaaS, data collection vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position;

v

●	Market forces, including increased supply or price reductions by competitors, may lead to declines in the prices we can charge for our products, which could adversely affect our revenues and margins;

●	Our quarterly results may fluctuate significantly due to changes in customer demand, pricing dynamics, competitive activity, and other factors, which may make our period-to-period performance unpredictable;

●	Our revenues may fluctuate from period to period due to variability in customer usage of our solutions and products;

●	If our internal network system is compromised by cyber attackers or other malicious cyber activity, or if our hosting and infrastructure fails, public perception of our solutions and products will be harmed;

●	If our products fail to ensure customer compliance with government regulations and industry standards, our business and results could be materially impacted;

●	If we experience disruptions in, or termination of, our relationships with partners, vendors or third-party providers, our operations could be adversely affected.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent and trademark rights for our products, we may not be able to compete effectively in our markets;

●	Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts, as well as apply financial burdens;

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful;

●	Our intellectual property rights may not adequately protect our technology, and we may not be able to prevent unauthorized use of our products.

Risks Related to the Ownership of Our ADSs or Ordinary Shares

●	Issuance of a significant amount of additional Ordinary Shares due to exercise or conversion of outstanding warrants and/or substantial future sales of our Ordinary Shares may depress our share price;

●	Our warrants are speculative in nature and holders of our warrants will have no rights as shareholders until such holders exercise their warrants and acquire our Ordinary Shares or ADSs, as applicable;

●	Holders of ADSs may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, holders of ADSs may not receive dividends or other distributions on our Ordinary Shares and may not receive any value for them, if it is illegal or impractical to make them available to holders of ADSs;

●	Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company;

●	We cannot guarantee that we will continue to comply with Nasdaq requirements. If we fail to comply with Nasdaq requirements, our ADSs could be delisted from Nasdaq, and as a result we and our shareholders could incur material adverse consequences, including a negative impact on our liquidity, our shareholders’ ability to sell shares and our ability to raise capital.

Risks Related to Israeli Law and Our Operations in Israel

●	Political, economic and military instability due to the Israel-Hamas, Israel-Iran and Israel-Hezbollah conflicts, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations;

●	Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or acquisition of, our company;

●	The rights and responsibilities of a holder of our securities will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of U.S. companies;

●	Our operations may be disrupted due to mandatory military service requirements or emergency call-ups affecting our Israeli employees.

General Risk Factors

●	Raising additional capital would cause dilution to holders of our equity securities, and may affect the rights of existing holders of equity securities;

●	The increasing use of social media platforms and new technologies presents risks and challenges for our business and reputation;

●	Unsuccessful management of environmental, social and governance matters could adversely affect our reputation and we may experience difficulties meeting the expectations of our stakeholders;

●	We are subject to a number of risks associated with global sales and operations;

●	The price of the ADSs may be volatile;

●	We may be subject to securities litigation, which is expensive and could divert management attention;

●	We may be subject to geopolitical events and resulting macroeconomic consequences;

●	Changes in macroeconomic conditions, including inflation, interest rates, or foreign currency fluctuations, may affect our results of operations;

●	The loss of key personnel or difficulties in hiring skilled employees may adversely affect our operations.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved.]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our ADSs could decline. These disclosures reflect our beliefs and opinions as to factors that could materially and adversely affect us and our securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

Risks Related to Our Business and Industry

The data collection markets are rapidly evolving within the increasingly challenging landscape. If the industry does not continue to develop as we anticipate, our sales will not grow as quickly as expected and our share price could decline.

We operate in a rapidly evolving industry focused on providing organizations data collection solutions and products. We experience intense competition from current competitors and smaller new players and need to constantly adapt our solutions to the new technologies and growing and constantly changing challenges. It is therefore difficult to predict how large the markets will be for our solutions. If solutions such as ours are not viewed by organizations as necessary, or if business or consumer customers do not recognize the benefit of our solution as a critical layer of an effective security strategy, then our revenues may not grow as quickly as expected, or may decline, and our share price could suffer.

If we are unable to expand the number of and diversify types of customers, we may face a material effect on our operating margins, our profitability, our sales and our results of operations as a result of a loss of a significant customer, or a material reduction in sales to a significant customer.

Our significant customers change from year to year, depending on the use of our solutions and products. During the year ended December 31, 2025, our top 6 customers accounted for approximately 49% of our revenue. A reduction in purchases of our solutions and products by or the loss of one of our larger customers for any reason, loss of a customer as a result of the acquisition of such customer by a purchaser who uses a competitor, in-sourcing by customers, a transfer of business to a competitor, an economic downturn, insolvency of a customer, failure to adequately service our clients, decreased production or a strike or for other reasons, could have a material adverse effect on our operating margins, our profitability, our sales and our results of operations.

As a result of our reliance on a limited number of customers, we may face pricing and other competitive pressures, which may have a material adverse effect on our future revenues and operating results. The volume of solutions and products sold to specific customers varies from year to year, especially since we are not the exclusive provider for any customers. In addition, there are a number of factors, other than our performance, that could cause the loss of a customer or a substantial reduction in the solutions and products we provide to any customer and that may not be predictable. For example, our customers may decide to reduce spending on our solutions and products, or a customer may no longer need our solutions and products following the completion of a project. The loss of any one of our major customers, a decrease in the volume of sales to these customers or a decrease in the price at which we sell our products to them could materially adversely affect our profits and our revenues.

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

Our operating results and financial condition may fluctuate from quarter to quarter and year to year and may continue to vary due to several factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market or the expectations of securities analysts or investors, the market price of our Ordinary Shares and the ADSs will likely decline. Fluctuations in our operating results and financial condition may be due to several factors:

●	the degree of market acceptance of our solutions and products;

●	our ability to attract and retain new customers;

●	our ability to sell additional products to current customers;

●	changes in consumers’, enterprises’ or channel partners’ requirements and utilization of our products;

●	changes in the growth rate of the data collection solutions markets;

●	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the data collection markets, including consolidation among our customers or competitors;

●	a disruption in, or termination of, our relationship with partners;

●	our ability to successfully expand our business globally;

●	changes in our pricing policies or those of our competitors and our responses to price competition;

●	general economic conditions in our markets, including political, economic and military instability due to the Israel-Hamas, Israel-Iran and Israel-Hezbollah conflicts in Israel;

●	unexpected changes in regulatory practices, laws, regulations and the court systems of certain jurisdictions;

●	future accounting pronouncements or changes in our accounting policies or practices;

●	the amount and timing of our operating costs;

●	a change in our mix of solutions and products; and

●	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.

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

Our revenues may fluctuate from month to month and from quarter to quarter due to variability in customer usage of our solutions and products.

A portion of our revenues is generated based on the level of consumption or usage of our solutions and products by our customers. Even when we maintain ongoing relationships with customers, the volume of solutions and products consumed by our customers may vary significantly during any given period depending on their business needs and activities. For example, customers may increase or decrease their usage due to changes in project scope or duration, internal priorities, budgetary considerations, regulatory developments, technological changes, market conditions, or the completion, delay or cancellation of specific initiatives.

As a result, the level of usage by our customers may fluctuate from month to month and from quarter to quarter, which may cause corresponding variability in our revenues and operating results during those periods. These fluctuations may occur even when our overall customer base remains stable and may make it difficult for us to accurately predict our future revenues and operating results. If customer usage declines in any period, our revenues, profitability and financial results could be adversely affected.

Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solution or the failure of our solution to meet customers’ expectations.

Organizations and consumers are facing increasingly sophisticated and targeted cyber threats, including the growing threat of cyber terrorism throughout the world. If we fail to identify and respond to new and increasingly complex methods of attack and update our products to detect or prevent such threats, our business and reputation will suffer. In particular, we may suffer significant adverse publicity and reputational harm if a significant breach occurs generally or if any breach occurs at a high-profile customer. Moreover, if our solutions are adopted by an increasing number of enterprises and consumers, it is possible that attackers will begin to focus on finding ways to defeat our solutions. An actual or perceived security breach or theft of our customers’ sensitive business or personal data, regardless of whether the breach or theft is attributable to the failure of our products, could adversely affect the market’s perception of the efficacy of our solutions and current or potential customers may look to our competitors for alternatives to our solutions. The failure of our products may also subject us to lawsuits and financial losses stemming from indemnification demands of our partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerabilities. Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers. Costs or payments made in connection with warranty and product liability claims and product recalls, or other claims could materially affect our financial condition and results of operations. It could also cause us to suffer reputational harm, lose existing customers or deter them from purchasing additional solutions and products and prevent new customers from purchasing our solutions.

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

If key customers or groups of customers reduce their consumption of our solutions and products due to technological changes in the market, such as new restrictions, policies, or regulations imposed by major digital platforms, or as a result of other factors, such as industry changes, shifts in customer business priorities, or specific customer decisions, it may negatively impact our revenue and financial performance.

Our business relies significantly on a limited number of key customers, and any reduction in their consumption of our solutions and products could adversely affect our financial performance. Changes in market conditions, including technological advancements and evolving regulations, create additional risks that may impact our customer relationships. For instance, new policies, restrictions, or regulatory changes imposed by major digital platforms could alter how our solutions or products are used, limiting their scope or effectiveness for certain customers. Additionally, changes within our customers’ industries, shifts in their business priorities, or their specific business decisions may influence their ongoing demand for our offerings.

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

If we are unable to sell additional solutions and products to our existing customers, our future revenues and operating results will be harmed.

Our revenues are also generated from sales to existing customers. Our future success depends, in part, on our ability to obtain recurring sales to our existing customers. However, we face customer retention challenges due to fierce competition in the market. We devote significant efforts to developing, marketing and selling additional products to existing customers and rely on these efforts for a portion of our revenues. These efforts require a significant investment in building and maintaining customer relationships, as well as significant research and development efforts in order to provide product upgrades and launch new products. The rate at which our existing customers purchase additional solutions and products depends on a number of factors, including, but not limited to, the perceived need for additional access solutions or products, the fit and efficacy of our solutions and the utility of our new offerings, whether proven or perceived, our customers’ budgets, general economic conditions, our customers’ overall satisfaction with the maintenance and professional services we provide and the continued growth and economic health of our customer base to require incremental users and servers to be covered. If our efforts to sell additional solutions and products to our customers are not successful, our future revenues and operating results will be harmed.

We face intense competition from data collection vendors, some of which are larger and better known than we are, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The markets in which we operate are characterized by intense competition, constant innovation and evolving security threats. We compete with companies that offer a broad array of web data collection products. Our current and potential future competitors include providers of data collection solutions, such as Bright Data Ltd., or Bright Data, Oxylabs Networks Pvt. Ltd., BiScience Inc. and others. Some of our competitors are larger than us and may have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer solutions and products that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and support fees. They may also develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, or client requirements. Additionally, from time to time we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our solution. Such companies may enjoy stronger sales and service capabilities in their particular regions. We face the emergence of small competitors in this field due to high profitability margins, which can result in pressure on prices to decline. Furthermore, these margins can lead also to competition from bigger companies that can invest larger human, cash and technological resources into this industry. Such increased competition can lead to lower margins and, consequently, impact our revenues, profitability and business.

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

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. Current or potential competitors may be acquired by third parties with greater available resources. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their solutions and products, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products, which would lead to increased pricing pressure on our products and could cause the average sales prices for our products to decline.

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

We may experience pricing pressure in our markets, and any decline in the prices of our solutions and products could adversely affect our revenues and margins.

Broader market dynamics may lead to declines in the prices we can charge for our products, which could adversely affect our revenues and margins. Prices for data collection products and solutions and for proxy network solutions may decrease over time as a result of several industry factors, including increased supply from new or expanding providers, price reductions or aggressive discounting by competitors, or shifts in customer expectations toward lower-cost access solutions. As the market evolves, customers may also seek higher volumes at lower average selling prices, expect bundled or usage-based pricing models, or negotiate more aggressively based on the growing number of alternatives available to them. Even when demand for our products remains strong, these market forces may limit our ability to maintain or increase prices, which could negatively impact our gross margins. Sustained pricing pressure may also affect our ability to invest in product development, infrastructure, and customer support at the levels we believe are necessary to remain competitive. Any significant decline in pricing, whether driven by increased supply, competitive actions, or broader market trends, could adversely affect our revenues, profitability, and long-term growth prospects.

If our internal network system is compromise by cyber attackers or other malicious cyber activity, or if our hosting and infrastructure fails, public perception of our solutions and products will be harmed.

We will not succeed unless the marketplace is confident that we provide effective cybersecurity protection. Further, we may be targeted by cyber terrorists because we are an Israeli company or otherwise. For example, in January 2023, we experienced an immaterial breach, which resulted in the hacker gaining temporary access to our database. In response, we secured all exposed servers to prevent further breaches and engaged a Chief Information Security Officer (CISO) to provide security consultation and strengthen our defenses. Although such incident did not have an adverse effect on us or our customers and we have not had a cybersecurity incident since then, if we experience another actual or perceived breach of our network and our internal systems, it could adversely affect the market perception of our solutions and products. In addition, we may need to devote more resources to address security vulnerabilities in our solution, and the cost of addressing these vulnerabilities could reduce our operating margins. If we do not address security vulnerabilities or otherwise provide adequate security features in our products, certain customers, particularly government customers, may delay or stop purchasing our products. Further, a security breach could impair our ability to operate our business, including our ability to provide maintenance and support solutions to our customers. If this happens, our revenues could decline, and our business could suffer. If we experience short period hosting/infrastructure failures, or longer periods of disconnection blocking of our network of IPs to access certain websites, and do not offer our customers various immediate alternatives, some customers may choose to delay or stop purchasing our products.

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

Information technology systems, including those managed or hosted by third parties, could be subject to sophisticated cyber-attacks (including phishing and ransomware attacks) and threats by external or internal parties’ intent on disrupting business processes or otherwise extracting or corrupting information. In recent years, ransomware attacks against organizations have become more frequent and while we continue to implement additional protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. We may also face increased cybersecurity risks due to the number of our employees and our third-party providers who are (and may continue to be) working remotely, which creates additional opportunities for cybercriminals to launch attacks and exploit vulnerabilities in non-corporate IT environments. Unauthorized access to our systems could disrupt our business, and/or lead to theft, loss or misappropriation of critical assets or to outside parties having access to confidential information, including privileged data, personal data or strategic information. Such information could also be made public in a manner that harms our reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on us.

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

If we do not effectively expand, train and retain our sales force, we may be unable to acquire new customers or sell additional solutions and products to existing customers, and our business will suffer.

We depend significantly on our sales force to attract new customers and expand sales to existing customers. As a result, our ability to increase our revenues depend in part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. We expect to continue to expand our sales personnel and face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales personnel in a short time requires the allocation of internal resources. We invest significant time and resources in training new sales force personnel to understand our solutions and growth strategy. Based on our past experience, it takes an average of approximately six to nine months before a new sales force member operates at target performance levels. However, we may be unable to achieve or maintain our target performance levels with large numbers of new sales personnel as quickly as we have done in the past. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our projected growth rate.

If our products fail to ensure customer compliance with government regulations and industry standards, our business and results could be materially impacted.

The legality of scraping publicly available web data was upheld in late 2019, when the Ninth Circuit Court of Appeals ruled in hiQ Labs, Inc., or hiQ, v. LinkedIn Corporation that scraping publicly accessible data did not violate the Computer Fraud and Abuse Act. However, the hiQ litigation did not ultimately result in a definitive nationwide rule. The U.S. Supreme Court vacated an earlier Ninth Circuit opinion in 2021, and although the Ninth Circuit reaffirmed its position in 2022, hiQ later entered bankruptcy and the case was ultimately resolved without a final merits ruling. As a result, the hiQ decisions remain influential but create continued legal uncertainty rather than a settled precedent. More broadly, large online platforms have intensified their efforts to restrict scraping. For example, X Corp. (formerly Twitter) has filed multiple lawsuits against parties accused of scraping its platform without consent, and Meta Platforms, Inc. has pursued litigation against Bright Data Ltd., arguing that automated collection of publicly available data violates user agreements and intellectual property rights. Courts have reached mixed conclusions in these and similar cases, with some rulings supporting contractual limitations on automated access. This trend reflects an increasingly aggressive enforcement posture by major platforms toward data collection activities. As the web continues to evolve as a vast source of information, the debate over data accessibility versus privacy has intensified, including heightened scrutiny of automated software tools, large-scale data collection, and AI-related data sourcing practices. Regulatory or judicial developments may materially affect the methods or feasibility of providing certain data-driven solutions.

International regulatory bodies are increasingly focused on online privacy issues and user data protection. In particular, the General Data Protection Regulation, or the GDPR, in the European Union, or EU, and the UK intends to strengthen and unify data protection for all individuals within the EU. Supervisory authorities in the EU have also taken a more assertive approach toward enforcement in recent years, including investigations involving large-scale scraping of publicly accessible personal data. Where scraped data includes personal information, GDPR obligations regarding lawful processing, purpose limitation, transparency, and Data Protection Impact Assessments may apply.

In addition to the GDPR, an expanding number of privacy laws in the United States—such as those enacted in California (the California Consumer Privacy Act of 2020, or the CCPA/the California Privacy Rights Act, or the CPRA), Virginia, Colorado, Connecticut, Utah, Texas, and other states—impose obligations relating to personal data handling, automated decision-making, and cybersecurity. These regimes create a complex and evolving compliance landscape for data-driven businesses.

The GDPR also imposes strict requirements on the transfer of personal data outside the EU and UK, including the need for appropriate safeguards for cross-border data flows. These rules add another layer of complexity for data-driven services that may involve accessing or processing information across multiple jurisdictions.

In Israel, the Privacy Protection Law of 1981 and its regulations — including amendments and guidance issued by the Israeli Privacy Protection Authority — impose additional obligations concerning database registration, data security, breach notification, and the handling of personal information. Ongoing legislative reform efforts may further expand data protection obligations and increase enforcement activity.

These industry standards may change with little or no notice, including changes that could make them more or less onerous for businesses. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position. In addition, governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could impact whether our solution enables our customers to maintain compliance with such laws or regulations. If we are unable to adapt our solution to changing government regulations and industry standards in a timely manner, or if our solution fails to expedite our customers’ compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if government regulations and industry standards related to the access sectors are changed in a manner that makes them either more or less stringent, our customers may adjust the priority they place on compliance, and our customers may be less willing to purchase our solutions and products. In either case, our sales and financial results would suffer.

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

Our functional and reporting currency is the U.S. dollar, and we generate a majority of our revenues in U.S. dollars. A material portion of our operating expenses is incurred outside the United States, mainly in NIS and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in NIS. Our foreign currency-denominated expenses consist primarily of personnel, rent and other overhead costs. Since a significant portion of our expenses is incurred in NIS and is substantially greater than our revenues in NIS, any appreciation of the NIS relative to the U.S. dollar would adversely impact our net income or net loss, as relevant. During 2025, the NIS appreciated by 12.5% against the dollar. We are therefore exposed to foreign currency risk due to fluctuations in exchange rates. This may result in gains or losses with respect to movements in exchange rates which may be material and may also cause fluctuations in reported financial information that are not necessarily related to its operating results. We expect that most of our revenues will continue to be generated in U.S. dollars with the balance in NIS for the foreseeable future, and that a significant portion of our expenses will continue to be denominated in NIS. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

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

Geopolitical risks and associated military action may result in, among other things, global security issues that may adversely affect international business and economic conditions, and economic sanctions which may impact the global economy. For example, the outbreak of hostilities between Russia and Ukraine in February 2022 led to global sanctions that have impacted the international economy and given rise to potential global security issues that may adversely affect international business and economic conditions. Additional geopolitical and macroeconomic consequences of this invasion and associated sanctions cannot be predicted, and future geopolitical events, including further hostilities in Ukraine or elsewhere, could negatively impact global financial markets our business as it may limit our ability to provide our solutions and products in those and in neighboring countries and cause the price of our ordinary shares to decline. See also “Political, economic and military instability due to the Israel-Hamas, Israel-Iran and Israel-Hezbollah conflicts, as well as the risk of attacks from Iran on Israel, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations.”

Our use of third-party software and other intellectual property may expose us to risks.

Some of our solutions and products include software or other intellectual property licensed from third parties, and we otherwise use software and other intellectual property licensed from third parties in our business. This exposes us to risks over which we may have little or no control. For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. There can be no assurance that the licenses we use will be available on acceptable terms, if at all. In addition, a third party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. Our inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of new products, and could otherwise disrupt our business, until equivalent technology can be identified, licensed, or developed.

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

A small portion of our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held in non-interest-bearing and interest-bearing operating accounts may exceed the Federal Deposit Insurance Corporation, or FDIC, insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. In addition, a substantial portion of our cash and cash equivalents is held in accounts with Israeli banking institutions. While we believe these institutions are of high quality, deposits held with Israeli banks are not insured by the U.S. Federal Deposit Insurance Corporation, and are subject to the credit risk of the relevant financial institutions. If any such institution were to experience financial difficulties or failure, we could lose all or a portion of the cash held with such institution, which could adversely affect our liquidity and financial condition. Any such loss or limitation on access to our cash could impair our ability to meet our working capital requirements, satisfy our financial obligations as they become due, or fund our operations and strategic initiatives.

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

Enforcing intellectual property rights can be expensive, time-consuming, and uncertain. Although we may choose to pursue litigation or other enforcement actions to protect our patents and other intellectual property, such actions may require significant resources and may not always be economically justified. In some circumstances, we may evaluate third-party litigation funding as a way to manage risk or allocate capital more efficiently. However, there is no assurance that such funding will be available on commercially acceptable terms, or at all. Decisions by potential funding sources typically depend on their assessment of the merits of the case, the likelihood of success, the potential recovery, and other factors outside our control. Even if funding is obtained, there is no guarantee that enforcement actions will be successful or that any recovery will be material. Patent litigation is inherently unpredictable; trial courts and juries may have difficulty evaluating complex technologies, and appeals can be costly and lengthy. Additionally, defendants in such actions may assert counterclaims, and courts may impose costs or attorneys’ fees in certain circumstances. We also rely on the ability to retain qualified legal counsel, which may be affected by conflicts of interest or fee arrangements. Any adverse rulings, sanctions, or unexpected costs related to intellectual property enforcement could negatively impact our financial results.

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

The issuance of a significant amount of additional Ordinary Shares due to the exercise or conversion of outstanding equity awards, warrants and/or substantial future sales of our Ordinary Shares may depress our share price.

As of March 13, 2026, we had approximately 72.5 million Ordinary Shares issued and outstanding and approximately 9.1 million of additional Ordinary Shares which are issuable upon exercise or vesting of outstanding warrants and employee equity awards. The issuance of a significant amount of additional Ordinary Shares on account of these outstanding securities will dilute our current shareholders’ holdings and may depress our share price. If these or other shareholders sell substantial amounts of our Ordinary Shares and/or ADSs, including shares issuable upon the exercise or conversion of outstanding warrants or employee options, or if the perception exists that our shareholders may sell a substantial number of our Ordinary Shares and/or ADSs, we cannot foresee the impact of any potential sales on the market price of these additional Ordinary Shares, but it is possible that the market price of our Ordinary Shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate. Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our Ordinary Shares.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2025, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held to produce passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is considered. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares if we are a PFIC. See “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

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

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named in this annual report on Form 20-F in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

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

Political, economic and military instability due to the Israel-Hamas, Israel-Iran and Israel-Hezbollah conflicts, as well as the risk of attacks from Iran on Israel, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations.

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

On October 7, 2023, an unprecedented attack was launched against Israel by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border from the Gaza Strip and in other areas within the state of Israel attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli population. In response, the Security Cabinet of the State of Israel declared war against Hamas. Although on October 13, 2025, Israel reached a ceasefire agreement with Hamas, the situation in Gaza remains highly unstable and hostilities may resume at any time.

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon, has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon, and in October 2024, the Israeli military initiated a ground operation in Lebanon, primarily near the Israel-Lebanon border. The continuation of the conflict has led to heightened security concerns, potential disruptions to business operations, and economic instability. In November 2024, Israel entered into a ceasefire arrangement with Hezbollah, which reduced hostilities along the northern border until early March 2026 when hostilities renewed again as described below.

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

On June 13, 2025, Israel launched a strike against Iran, aimed to disrupt Iran’s capacity to coordinate or launch hostilities against Israel. Iran has retaliated in response, firing missiles and drones at Israeli military and civilian infrastructure. More recently, in February 2026, hostilities between Israel and Iran escalated again. In late February 2026, Israel, together with the United States, conducted a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability. In addition, in early March 2026, Israel has been engaged with Hezbollah in Lebanon, that has been launching missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns. In response to these attacks, Israel has carried out a number of targeted strikes on sites associated with Hezbollah in Lebanon. The situation remains highly fluid, and we are unable to predict when, or on what terms, this escalation will be resolved. Further escalation, whether involving direct confrontation between Israel and Iran or through regional proxy groups, could result in additional mobilization of reserve personnel, further restrictions on movement or commerce, damage to infrastructure, supply chain interruptions, disruptions to global energy markets, and heightened cybersecurity threats. Any of the foregoing could materially and adversely affect our operations, financial condition, and results of operations, particularly if disruptions are prolonged or recur.

In December 2024, Ba’athist Syria, led by President Bashar al-Assad, collapsed during a major offensive by opposition forces made up of several competing rebel groups. In response, the Israeli Defense Forces took control over a United Nations-designated buffer zone over Mount Hermon that separates Israel and Syria. Simultaneously, Israel conducted targeted military strikes against military assets in Syria, aiming to eliminate any chemical weapons storage sites that could be used by rebel groups and further weaken Iran’s operational capabilities in the region. While the transitional government of Syria has indicated that it is interested in reconstruction and stability rather than a continuation of conflicts with Israel, there are no guarantees that there will be no future escalation of hostilities or that Syria will not permit other neighboring countries to launch attacks at Israel from its territory. The regional situation involving Syria also remains unstable, and shifts in control among various armed groups could lead to renewed threats along Israel’s northern and northeastern borders.

It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, will join the hostilities. Additionally, Iran may continue its direct aggression against Israel. Such hostilities may include terror and missile attacks. Any hostilities involving Israel, or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Even during periods of ceasefire or relative calm, the risk of sudden escalation remains significant, and any such developments may adversely affect our operations.

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

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies, whether as a result of hostilities in the region or otherwise. Also, the Israeli government imposes restrictions on doing business with certain countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods and cooperation with Israeli-related entities based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to collaborate with other third parties. Any hostilities involving Israel, any interruption or curtailment of trade or scientific cooperation between Israel and its present partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and operations. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies. While Moody’s downgraded Israel’s sovereign credit rating from A2 to Baa1, it revised its credit outlook from a negative outlook to stable and continues to hold this rating as of February 2026. S&P Global Ratings has maintained Israel’s sovereign credit rating at A with a stable outlook as of November 2025; however, such ratings could again be downgraded in the future. We may also be targeted by cyber terrorists specifically because we are an Israeli-related company.

Public debate regarding potential changes to Israel’s judicial system during 2023–2024 created periods of political uncertainty, civil unrest, and market volatility, including concerns expressed by investors, rating agencies, and business groups about possible impacts on Israel’s institutional stability and economic outlook. While these reform initiatives have largely been paused and are not currently advancing, the issue remains politically sensitive. Any renewed efforts to promote judicial reforms, renewed public protests, or further political polarization could affect investor confidence, foreign investment levels, currency stability, or Israel’s broader macroeconomic conditions. If such effects were to occur, they could indirectly impact our operations, business environment, or financial results.

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

We increasingly rely on social media, new technologies and digital tools, such as artificial intelligence, or AI, to communicate about our products, or to provide our solutions. The use of these media requires specific attention, monitoring programs and moderation of comments. Political and market pressures may be generated by social media because of rapid news cycles. This may result in commercial harm, overly restrictive regulatory actions and erratic share price performance. In addition, unauthorized communications, such as press releases or posts on social media, purported to be issued by the Company, may contain information that is false or otherwise damaging and could have an adverse impact on our image and reputation and on our share price. Negative or inaccurate posts or comments about the Company, our business, directors or officers on any social networking website could seriously damage our reputation. In addition, our employees and partners may use social media and other technologies inappropriately, which may give rise to liability for Alarum, or which could lead to breaches of data security, loss of trade secrets or other intellectual property or public disclosure of sensitive information. Such uses of social media and other technologies could have an adverse effect on our reputation, business, financial condition and results of operations. In addition, the increasing use and regulation of AI technologies may create legal, regulatory, operational and reputational risks for our business. Regulatory frameworks governing AI are rapidly evolving and may impose new compliance obligations or restrict certain uses of data or automation, including by our customers. Moreover, the use of AI tools by us, our customers or third-party providers in connection with our solutions may result in unintended outcomes, inaccuracies, misuse of data or increased scrutiny, which could adversely affect our business, reputation and results of operations.

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

The price of the ADSs may be volatile.

 The market price of the ADSs has fluctuated in the past. Consequently, the current market price of the ADSs may not be indicative of future market prices, and we may be unable to sustain or increase the value of your investment in the ADSs. During the first quarter of 2026 and up to March 13, 2026, the market price of our ADSs has fluctuated from a low of $6.41 per ADS to a high of $9.98 per ADS, and our ADS price continues to fluctuate, as does the daily volume of trading of our ADSs. The market price of our ADSs and volume of trading may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

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

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities. For example, as described in Item 8.A, we have recently been subject to class action litigation in multiple jurisdictions, which was dismissed at an early stage, although it nevertheless required management attention and the incurrence of legal costs. We may also not be able to maintain and effectively comply with the Minimum Bid Requirement.

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

Our principal executive offices are located at 8 Yitzhak Sade St., Tel Aviv, 6777508 Israel. Our telephone number in Israel is +972-9-8666110.

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

Our capital expenditures for 2025, 2024 and 2023 amounted to $143,000, $99,000 and $55,000, respectively. These expenditures were primarily for purchases of fixed assets. Our purchases of fixed assets primarily include leasehold improvements, computers, and equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B. Business Overview

We are a global provider of web data collection solutions and products or data collection solutions, empowering organizations to gain a competitive edge by streamlining the collection, extraction, and analysis of large-scale structured data from public online sources.

We offer secured, fast, and anonymous IPPN solutions, as well as multiple data collection products, to our business customers which, in turn, enables them to anonymously and securely browse the internet as well as to collect data from any publicly available source on the web, for their own business purposes.

Our IPPN solutions allow organizations to collect vast amounts of accurate, transparent web data from public online sources by simultaneously connecting to the Internet from different IP addresses. Our customers can choose from various types of IPs from our IP pool which contains millions of IPs, including ISP IPs, data center IPs, and residential service provider IPs.

With our IPPN solutions, customers gain data-driven information that provides valuable insights with respect to predictive capabilities or behaviors, thereby assisting ongoing business management operation and decision making. An added benefit to our customers is the fact that utilizing our network completely hides enterprises from the internet by modifying IP addresses, thus ensuring high levels of privacy for their online presence.

Our IPPN solutions enable access to the Internet through millions of end points globally, thus ensuring multiple business use cases, including large-scale data collection and analysis, cyber security, price comparison, ad verification, search engine optimization, or SEO, validations, web data extraction, collection of data for financial analysis, and more.

In addition, we offer a range of data collection solutions and products. These include tools that enable our customers to access websites protected by anti-bot technologies, as well as products for collecting real-time structured data from global search engines tailored to their specific needs. Additional solutions leverage our anti-bot bypass technology to retrieve both structured and raw public web data. We also provide pre-collected structured data, offering it to customers as datasets, including consolidated datasets that combine information from multiple sources.

Until mid-2023, we operated a consumer internet accesses business segment, under our wholly owned subsidiary, CyberKick. In July 2023, we decided to downscale our investment in this segment. We continue to maintain our products and the service only to current paying users, which allows us to generate revenue from past investments in acquiring such users, with minimal costs. We also generated in CyberKick during 2025 immaterial revenues from providing advertising services to one enterprise.

We offer the following solutions and products:

●	Static residential proxy network: a proxy network, which is based on our unique technology and deployment through tens of ISPs partners around the world.

●	Rotating residential proxy network: a proxy network, which is based on routing traffic through millions of residential ISP based end points in the United States, Europe, Asia, South America and Canada.

●	Data center proxy network: a proxy network, which is based on routing traffic, deployed through servers located in data centers with leading carriers in the United States, the EU, Asia Pacific and more.

●	Premium dedicated static residential proxies: a solution that creates a dedicated static IP for each user, providing a highly effective proxy, that remains stable during heavy traffic and saves the customer additional bandwidth charges.

●	Mobile proxies: a proxy network, which is based on routing traffic through millions of mobile devices.

●	Search Engine Results Page, or SERP, data collection service: a tool that delivers real-time structured data from global search engines, tailored to the customer’s needs, supporting global coverage, multiple geolocations, and on-demand filtering. Each request delivers rich SERP data, including organic results, rankings, multimedia, related searches, pagination and metadata, all suitable for AI model training, SEO tracking, brand protection, and competitive intelligence.

●	Social data collection service: a tool that is designed to collect and process publicly available social data, aggregating and delivering it to customers in a structured and standardized format.

●	Website Unblocker: a tool that enables our customers to collect public web data from websites protected by anti-bot technologies. These protections are designed to block automated data collection, and their algorithms change frequently, requiring immediate solutions like our Website Unblocker, to ensure uninterrupted, real-time data collection.

●	Scraping APIs: Application Programming Interfaces, or APIs, that integrate proxy and website-unblocking technologies to enable automated retrieval of structured data from public web sources. These APIs utilize advanced scraping engines for tasks such as e-commerce pricing, products and more, providing scalable, high-success-rate data collection without requiring custom scraper development.

●	Datasets: Structured, ready-to-use datasets collected through multiple high-quality scrapers, including NetNut’s own technology. A dataset is essentially a large collection of organized and cleaned data gathered from various online sources, processed into consistent common formats for storing and exchanging data, such as comma-separated values, or CSV, or JavaScript Object Notation, or JSON. These datasets allow companies to easily run analysis, train AI models, track market trends, and build internal insights without handling the complexity of web scraping or data cleaning themselves.

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

From these needs, the market of web data collection solutions has emerged, allowing businesses to gather data over the Internet using different types of IP addresses (ISP, residential, data center, mobile) from various locations around the world. Web data collection solutions support a wide variety of use cases and provide several significant benefits to their business users. For example, cyber and web intelligence companies can collect data anonymously and infinitely from any public online source, advertising or ad networks can view their advertisers’ landing pages anonymously to ensure they do not contain malware or improper advertising, online retailers can gather comparative pricing information from competitors, and businesses may utilize these IP addresses to test their websites from different cities in the world.

A proxy service provides a gateway between users and the internet. It is a server, referred to as an “intermediary” because it goes between end-users and the web pages they visit online. When a computer connects to the internet, it uses an IP address. This is similar to a home street address, telling incoming data where to go and marking outgoing data with a return address for other devices to authenticate. A proxy server is essentially a computer on the internet that has an IP address of its own and instead of getting data directly from a website, a customer’s request first passes through the proxy server, before going to and receiving a response from the target website, and places an extra IP address from a rotating pool of addresses between a customer and any website they visit on the public internet. Proxy servers provide varying levels of functionality, security, and primarily privacy, depending on the use case, needs, or user policy. Proxy servers have many purposes, such as anonymizing identities, filtering information, getting around filters, and improving information retrieval performance.

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

The rotating pool of IP addresses can be derived from proxy software installed on residential users’ computers and mobile devices, while data centers use dedicated proxy servers. Based on the IP address it receives, a target website can distinguish whether a request comes from a residence, mobile device or data center and display different information accordingly based on location and demographic attributes. Companies tailoring information based on such attributes led to competitors needing proxy solutions to simulate being actual customers. Proxy servers are intermediaries between devices requesting information from other servers.

Rotating proxy servers tend to be used by companies to simulate actual customers in different locations and to collect data, also known as web data collection. Ever since the commercialization of the web, companies have developed increasingly better ways to target consumers via advertising and marketing to the point of adjusting pricing based on a location or even per customer basis. As companies put more of their product information online, this customer targeting made it very difficult for competitors and customers to monitor and/or compare pricing and product availability that can vary so much because of targeting. Websites today recognize customers to show different advertising, content and pricing based on location and other identifiable information. Companies further evolved to prevent data collectors from accessing their data via blocking known IP address ranges, or by deploying anti-bot solutions. Such anti-bot solutions, originally developed to block malicious bots, are now being used also as a means of preventing automated web data collection tools. These measures prevent companies from collecting publicly available web data, essentially affecting all use cases, whether it is comparing pricing, security companies conducing audits, AI companies collecting public data for Large Language Model, or LLM training, or ad-tech companies verifying their advertising campaigns.

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

Many public websites implement anti-bot protection layers that block automated scraping tools, making it difficult to gather data using proxies alone. Website Unblocker addresses this challenge by combining proxy routing with advanced traffic emulation techniques that mimic real user behavior. This approach bypasses anti-bot systems, ensuring high success rates for data collection from protected sites. It helps customers access accurate, structured public web data for use cases such as price comparison, SEO monitoring, ad verification, and competitive analysis.

APIs designed for structured data collection from search engines and industry-specific sources such as e-commerce, social media, and advertising platforms. These solutions integrate proxy and unblocker technologies to bypass anti-bot protections and ensure high success rates. Feature flags allow customization for geo-targeting, throttling, and parsing, enabling optimized performance for sectors like retail, finance, and ad-tech.

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

●	We believe that existing and new customers seek this end-to-end solution because it provides them with:

a.	A more complete Data Set, derived from a more complete set of data that was comprised and collected from a global IPPN network which has open (proxy) global access to more websites (without localized “silo effect” bias or data collection blocking) at real-time throughput – and all written and driven on the same software code,

b.	A more accurate Data Set, which is stored, structured, and updated as the information gathered from web site change(s) (either minute by minute on social media sites, hours on e-commerce sites or weeks on government sites). Modern websites increasingly deploy anti-bot and anti-scraping technologies, making it difficult to collect public web data using proxies alone. To address this challenge, the unblocking scraper solution combines proxy routing with advanced traffic emulation techniques to bypass these protections.

The solution automatically retrieves raw public web data and converts it into structured datasets, eliminating the need for customers to build or configure their own scrapers. Instead, they can select from pre-built scrapers optimized for specific websites or verticals such as e-commerce, social media, and search engines. This approach ensures high success rates, accurate data delivery, and faster integration into analytics workflows.

c.	A faster and more efficient data gathering and analysis experience, based on NetNut’s IPPN capability in processing enormous amounts of data at hundreds of terabytes per second for our customers,

d.	A more central management/dashboard, pursuant to which our customers can utilize a single dashboard via which they can order, track, manage and pay for any of NetNut’s four main solution or service packages.

According to Business Research Insights, the data collection and labelling market size was valued at $2.39 billion in 2026. The industry is projected to grow at a compound annual growth rate, or CAGR, of 18.2% from 2026 to 2035, reaching $6.15 billion by 2035.1

Our Solutions/Products

Following our acquisition of NetNut in June 2019, we strengthened our global proxy network. Through partnerships with tens of ISPs worldwide and our proprietary software deployed on data centers and devices, we provide customers with access to millions of global endpoints. Our proprietary proxy traffic optimization and routing technology ensures high performance and scalability, enabling reliable, uninterrupted access to the web for a wide range of use cases. Built on top of our robust proxy infrastructure, our web data collection solutions allow customers to gather valuable public web data at scale. These tools enable access to websites protected by anti-bot technologies, delivering both structured and raw data in real-time. Our solutions include customizable scrapers, automated collection workflows, and pre-processed datasets, empowering customers to retrieve, aggregate, and use web data efficiently while bypassing common anti-bot restrictions.

Customers in the web data collection market use the proxy service for various needs and for a wide variety of use cases, as mentioned above. To address all these use cases, different types of web data collection solutions are needed. For some of the use cases, the web data collection service needs to be fast and stable and allow customers to use the same IP address for long time periods, while for others, the most important factor of a web data collection service is its ability to provide a different IP address for each request in order to be able to get a full picture of the collected data. And in some cases, the most important factor is high success rates and the assurance that the web data collection process is not blocked by third party tools. For these reasons, providers in the web data collection market are required to provide a wide selection and web data collection service types. We have invested heavily in the last year in expanding our offering in order to become a leading provider in this market.

[1]	https://www.businessresearchinsights.com/market-reports/data-collection-and-labelling-market-113226?utm_source=chatgpt.com

Our solutions’ main advantages over competitors include:

●	NetNut’s web data collection service has been designed to handle massive amounts of traffic, with the capacity to process hundreds of terabytes per second, while ensuring the data collection process is not blocked.

●	Our web data collection service has the widest set of IP options offered to our customers.

●	Our direct connections to top ISPs worldwide allow for fast and reliable access to any geo-targeted web data.

●	NetNut has formed strategic partnerships with leading ISPs and technology providers to enhance its network capabilities and offer customers the best possible solution.

●	NetNut’s solution has been rigorously tested and validated by independent research firms and experts in the field.

●	Results have shown that some of NetNut’s solutions and products outperform its competitors in terms of speed, security, success rates, and reliability.

●	NetNut’s solution has received positive feedback from customers, with many praising its fast, secure, and reliable performance.

●	We have received recognition from industry experts for its innovative approach to proxy solutions.

●	NetNut’s web unblocker delivers consistently higher success rates when collecting data from websites protected by anti-bot systems, thanks to technology that adapts to rapid changes and employs multiple strategies and fallbacks, which are continuously maintained and improved daily.

Strategy

As the future of data collection unfolds, we believe that proxies will continue to play a vital role in enabling comprehensive and ethical big data analytics. We therefore seek to leverage our existing IPPN Solutions and service offering to enter the much larger Automated Data Collection & Labeling Market, or the ADCL Market, which is projected to reach more than $17.1 billion dollars by 2030, according to Grand View Research. We believe that our IPPN’s unique architecture, which includes our patented reflection technology, our website unblocking technology, the flexibility and scalability of our network, effective IP rotation for scaling proxy usage and our hands-on experience with industry best practices to collect data ethically and effectively, uniquely position us to enter the ADCL Market.

We believe that the key drivers of our business growth are based on:

●	Enterprise Customers Seek a Full End-to-End Solution: which includes providing a full data set collected through the full end-to-end process, from the IPPN Solution to the web data collection tools, to the data processing process.

●	Increasing Growth in Data-Backed Decision Making: The growing importance of accurate, and real time data requires tight control and monitoring of each element of the process.

●	Increasing Use of AI-based Data Optimization: Data collection and labeling plays an increasingly important role in developing the accuracy, functionality and modeling of AI-based systems currently being developed to optimize the analysis of data.

●	Increasing Use of Complex Forms of Digital Marketing; Particularly through social media, requires better and more efficient use of automated real-time data collection and labeling.

The ADCL Market is an inherent evolution for the growth of our business where we look forward to:

●	Leveraging on our key strengths in the IPPN business (i.e. stable global network presence, pinpoint accuracy, at high-speed data throughput) to add and bundle together an overall ADCL Service Package, which will include a Data Communication System, or DCS, a Data Set Library, or DSL, DSL Insight and Analysis service along with automated workflows and agent-driven processes to collect and consolidate data.

●	Growing our revenue base both outwards (i.e. cross-sale of ADCL Service Package to existing IPPN customers) as well as upwards (i.e. upsizing existing IPPN service packages required to meet the increasing demand of customers who migrate to our ADCL Service Package.

●	Improving overall margin growth, resulting from the sale of DSLs which (once created for one client) can be re-sold as an off-the-shelf product at diminishing marginal costs.

Below is the complete stack of solutions and service offering that we intend to provide in the ADCL Market, along with our current offering in the IPPN market.

Our Unique Value Proposition in the ADCL Market

We believe that once we have completed development of our ADCL Service Package (i.e., our DCS, our DSL and our DSL Insights and Analysis solutions and service offerings), we will be uniquely positioned as one of the only vendors offering a full end-to-end solution, combining IPPN and ADCL and grow into a market leader in the ADCL Market.

We sell our ADCL solutions using the following models:

●	Data Collector based pricing –the customer uses our Data Collector solution to collect data from the world wide web. The customer effectively requests to collect data from the world wide web using our solutions and only pays for the actual data that was collected from their request. The service is priced per each one-thousand requests.

●	Data Records based Service Packages – the customer purchases from us a list of records that NetNut compiles according to search and data preference instructions received from the customer. Pricing is based on a per record basis.

We aim to be a leading global vendor of data collection and analysis. We currently have a footprint in almost every major geographical region in the world, including North, South and Central America, Europe, Southeast Asia, the Middle East and Africa. We continue to develop our plug and play Data Collection offering as we have witnessed that rather than developing their own APIs, existing and new customers prefer to rely on our technology, experience and know how to direct them in their strategy for collecting data. Our Strategy spans the following:

○	Upsizing our IPPN Solutions packages to existing customers,

○	Cross-selling our ADSL service package (including DCS, DSL and DSL Insight and Analysis) to existing customers,

○	Achieving rapid market traction in the ADSL market with small and medium enterprises, and

○	Improving margin growth through the re-sale of “off-the-shelf” DSL solutions.

Customers and Competition

The markets in which we operate are characterized by intense competition, constant innovation and evolving security threats. Our current and potential future competitors include providers such as Similarweb, Bright Data, Oxylabs Networks, and others.

In the last several years, our customer base in the data collection business has steadily increased. During 2025, NetNut had more than 1,200 customers, primarily small, medium and some enterprises. As mentioned above, since July 2023 we scaled down operations in the consumer segment by discontinuing further investment into acquisition of new customers, and we continue to maintain our products and the solution to approximately 1,000 current paying users.

Our enterprise customers span multiple different industries and include advertising and media companies, financial organizations, cyber security companies, industrial and commercial companies, online companies, education institutions, the AI recruitment market and more. They primarily use our platform when they are seeking to:

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

The Problems We Solve for Our Customers

Our customers use our IPPN Solutions and products to solve the various problems that they experience when trying to collect data from the internet, such as:

●	Need for Access to Web Sites - our customers often seek to collect accurate data from web sites that change their display information based on demographic attributes, contain restrictions on the number of times per day that their web site could be visited and block automated data collection altogether.

●	Need for Anonymity when Collecting Data from Web Sites - our customers seek to collect data from the internet anonymously.

●	Need to Access public data protected by anti-bot layers – our customers aim to retrieve publicly available information from websites guarded by anti-bot mechanisms.

●	Need for Automation during the Data Collection Process – our customers need a fast and automated solution without erroneous or delayed information.

●	Need to Uniform Data Across Different Geographies - the “silo effect” whereby the same product is offered by the same vendor but at different prices, depending on which country (i.e. IP address) that the end-user logs in from. Our customers need to “break through” this “silo effect” in order to offer their end-customers with unified comparative pricing across the globe.

●	Need to Avoid Loss of Data Bits – our customers use our IPPN Solution to avoid the type of tracking technologies that can “steal” bits of data from the overall data that they are collecting from web sites on the internet.

Our Solutions and Products Offering

Our solutions and products offered are designed to enable our customers to fan out across millions of internet end-points within seconds in order to collect data across all business sectors while guaranteeing anonymity. The security, stability, and speed of our service is based on our:

●	Global IP network that we have built through the various different partnership agreements we have with IP and ISP providers around the globe;

●	Global IP network’s ability to “rotate” between different pools of IP addresses;

●	Global IP network’s use of different types of IP proxies (i.e. residential-based proxies, data center-based proxies, mobile-based proxies);

●	Global IP Network’s traffic “routing” software that we deploy at data centers across the globe;

●	Our proprietary reflection technology, which was designed to enable asymmetric routing of internet traffic through client devices (e.g. desktop computers) to allow us to provide additional exit points around the globe to our customers;

●	Our website unblocking technology, which helps our customers bypass anti-data collection and bot protection solutions, adapting to rapid strategy changes and sudden blockages that websites may implement; and

●	Our scrapers leverage our website unblocking technology to deliver structured public data outputs. This enables customers to collect data at scale while remaining untracked and bypassing anti-bot protections. In today’s environment, where many companies, including AI firms, face increasing challenges in data collection due to advanced anti-bot measures, our technology ensures successful data retrieval.

IPPN and Data collection Products Offering and Business Model

We offer our IPPN Solution to our customers to either: (a) develop their own data collection tools and utilize our network for data collection purposes, or (b) use our website unblocking technology as part of their own data collection architecture as a part that “opens doors” which works together with our IPPN solution, or use our “plug and play” data collection solution (i.e. SERP scraper, LLM scrapers, multimedia scrapers and others) where our customers rely on our own experience (in data collection) to pre-define for them the parameters of the data they seek to collect.

Based on our recent experience with our customers, we believe that in the coming years, the plug and play solution will be the solution that customers will prefer.

We sell to end user customers, but also enter into engagements with resellers for the purpose of reselling our solutions and products to their customers.

Most of the customers purchase our IPPN Solutions and products using periodic packages ranging between one month to one year. The packages are bandwidth volume or speed based, and they can expire before their contractual end date, if the package’s bandwidth was utilized fully. Customers can be charged based on actual consumption where the solution is a package that is priced in terms of pre-defined data packets. For example, where the customer purchases a 5TB (terabytes) package of IPPN and is priced at units of gigabytes used within the terabyte package. The packages can be either renewed automatically or by election, based on the customers’ preferences.

We offer various pricing tiers based on pre-set and customizable packages for our ADCL solutions. The ADCL packages can be priced either per thousand requests or based on scraped data bandwidth volume or speed.

We believe that the key to our historical and future business success is based on:

●	Our Fast, Secure and Automated IPPN Solutions - provide comprehensive, anonymously acquired and geographically diverse data collection solutions for the creation of robust datasets for our customers,

●	Our Extensive Global IP Network - based on many agreements with ISPs around the globe, enabling us to provide multiple and differing types of proxies in over 180 countries around the globe, providing tens of millions of exit points to our customers, and

●	Our Strong Industry Recognition and First Mover Advantage - Our IPPN solution has been rigorously tested and validated by independent research firms such as Proxyway and Absolute Reports, and in-the-field experts such as G2 and Trustpilot.

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

Reflection technology

Our reflection technology is patent protected in the United States (patent number 11,818,104) titled “Anonymous Proxying”. The patent describes a revolutionary method, which brings a novel twist to traditional proxy solutions. Unlike conventional anonymous proxies, where proxy service client requests would be rerouted through an intermediate proxy device, thus potentially slowing down the connection and exposing a device’s local network to security risks, NetNut’s “reflector” method achieves the same end-result without such detour. It cleverly uses the IP address of an intermediate device to initiate the connection, and after this initial step, client requests are sent directly to the target server. This method retains the benefits of using a proxy, while masking the original IP address and avoiding the usual bottleneck of channeling all traffic through a third-party device. The result is a secured, faster, more efficient, and streamlined method of connecting to the internet, with all the advantages of a proxy but none of the traditional drawbacks.

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

Multi-Layer Strategy Decision Tree

Our Website Unblocker uses a strategic decision tree that first analyzes the target website to determine the most effective method for bypassing anti-bot protection technologies. Each solution in the tree employs a unique algorithm tailored to different scenarios. The choice of strategy is critical, as fast response times are essential in the real-time data collection industry. Additionally, the decision tree functions as a multi-step fallback workflow, ensuring high availability and consistent success rates.

Sales and Marketing

Our internal marketing and sales staff consists currently of approximately 30 people. We also work through marketing and distribution channels.

We maintain in-house marketing and sales personnel where we employ traditional and non-traditional internet-based marketing methods, tools, and techniques. We enter into engagements with resellers for the purpose of reselling our solutions to their customers. We maintain clear and defined key performance indicators regarding our marketing spent. We also participate from time to time in web data and internet exhibitions and conferences.

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

We market our products through our website https://netnut.io and digital media.

The table below indicates the approximate breakdown of our revenue by countries and/or regions, based on the location of the customer:

	Year ended December 31
	2025		2024		2023
	U.S. dollar in thousands	In percentage	U.S. dollar in thousands	In percentage	U.S. dollar in thousands	In percentage
China	11,915	29.2%	5,269	16.6%	1,730	6.5%
U.S.	7,200	17.7%	4,403	13.8%	5,534	20.9%
Europe	5,807	14.3%	4,313	13.6%	5,210	19.6%
Hong-Kong	5,013	12.3%	4,381	13.8%	339	1.3%
Asia Pacific	4,076	10.0%	3,443	10.8%	2,296	8.7%
U.K. Virgin Islands	3,400	8.3%	32	0.1%	3,109	11.7%
Israel	1,420	3.5%	788	2.5%	2,149	8.1%
United Arab Emirates	761	1.9%	6,460	20.3%	3,155	11.9%
Middle East & Africa	669	1.6%	2,083	6.5%	2,166	8.2%
Other	494	1.2%	652	2.0%	833	3.1%
	40,755	100%	31,824	100%	26,521	100%

Regulation

Governments and regulators in the EU, the UK, the United States, Israel, and other jurisdictions are increasingly focused on privacy, data protection, automated data access, and the use of data in AI models. The GDPR, the UK GDPR (being the GDPR as retained in UK law following Brexit, as amended), and related supervisory guidance impose strict requirements governing the processing of personal data, including lawful processing grounds, transparency obligations, purpose limitation, security controls, and data minimization requirements. These laws also require appropriate safeguards for international data transfers, and evolving regulatory expectations — including recent enforcement actions and court decisions — continue to increase the compliance burden for companies that handle or process data across borders.

In the United States, the federal regulatory environment remains fragmented, but numerous states have enacted comprehensive privacy legislation. These include the CCPA/CPRA in California, as well as state governments in Virginia, Colorado, Connecticut, Utah, Texas and several additional states that have adopted or are implementing similar laws. These laws impose obligations relating to individual rights requests, data minimization, profiling, opt-out requirements, and contractual controls with service providers. Additional federal guidance — including executive directives relating to AI safety, cybersecurity, and algorithmic accountability — may influence regulatory expectations on companies operating automated data collection technologies or AI-driven data analytics.

Regulators have also increased scrutiny of automated access to publicly available data. Enforcement actions and court decisions in the United States and Europe continue to address the legality of scraping, adherence to website terms, circumvention of technical barriers, and the handling of personal information collected from public sources. As major online platforms adopt more restrictive policies and technical measures to prevent scraping, and as regulators express a heightened interest in these practices, the legal environment remains uncertain. Future legislation or judicial rulings could limit or restrict automated data collection, impose licensing or notice requirements, or otherwise affect the feasibility of certain types of data-driven solutions.

In Israel, the Privacy Protection Law of 1981 and its regulations — including amendments and guidance issued by the Israeli Privacy Protection Authority — impose additional obligations concerning database registration, data security, breach notification, and the handling of personal information. Ongoing legislative reform efforts may further expand data protection obligations and increase enforcement activity.

Collectively, these evolving laws and regulatory trends may require us to adjust aspects of our products or operational processes, implement additional technical or organizational safeguards, or incur greater compliance-related costs. Changes in law, new enforcement positions, or regulatory guidance that affects automated data collection or the use of publicly available data could limit the functionality of our solutions or restrict our ability to serve certain use cases. Any failure to comply with applicable requirements, or any future developments that limit the legality or practicality of our data collection technologies, could adversely impact our business, financial condition, and results of operations.

C. Organizational Structure

We have three wholly owned subsidiaries: NetNut Ltd., CyberKick Ltd. and Safe-T Data A.R Ltd. In addition, NetNut Ltd. has one wholly-owned subsidiary, NetNut Networks Inc. CyberKick Ltd. owns one wholly owned subsidiary - Spell Me Ltd. and one wholly owned subsidiary under voluntary dissolution – RoboVPN Technologies Ltd.

NetNut Ltd. is our wholly owned subsidiary incorporated in Israel. NetNut operates in the field of web data collection solutions, which enables customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network.

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

NetNut Networks Inc. is a wholly owned subsidiary of NetNut Ltd. NetNut Networks is incorporated in the State of Delaware, and is engaged in the field of web data collection solutions.

Spell Me Ltd. is a wholly owned subsidiary of CyberKick. Spell Me Ltd. is incorporated in Seychelles and is currently inactive.

D. Property, Plants and Equipment

Our headquarters is located at 8 Yitzhak Sade St., Tel Aviv, 6777508, Israel, where we occupy approximately 13,000 square feet. We lease our facilities through NetNut. The lease ends in August 2029, with an option to extend it for one additional year. Our monthly rent is approximately NIS 195,000 (approximately $63,000). CyberKick’s offices are registered also in the same offices.

NetNut Networks’ registered address is 4607 Library Rd Ste 220 #1067, Bethel Park, PA 15102.

We believe that our current office spaces are sufficient to meet our anticipated needs for the near future and are suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this annual report in Form 20-F. We report financial information under IFRS Accounting Standards. Our discussion and analysis for the year ended December 31, 2024 versus 2023, can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 14, 2025.

Our Business

We are a global Software as a Service, or SaaS, provider. We operate in the Web Data Collection market, offering solutions for various needs and for a wide variety of use cases.

We offer secured, fast and anonymous Internet Protocol Proxy Network solutions, or IPPN solutions, to our business customers which, in turn, enable them to anonymously and securely browse the internet as well as to collect data from any publicly available source on the web, for their own business purposes. Our IPPN solutions allow organizations to collect anonymously vast amounts of accurate, transparent web data from public online sources by simultaneously connecting to the Internet from different Internet Protocol, or IP, addresses. Our customers can choose from various types of IPs from our IP pool which contains millions of IPs, including ISP IPs, data center IPs, and residential service provider IPs.

With these solutions, customers gain data-driven information that provides valuable insights with respect to predictive capabilities or behaviors, thereby assisting ongoing business management operation and decision making. An added benefit to our customers is the fact that utilizing our network completely hides enterprises from the internet by modifying IP addresses, thus ensuring high levels of privacy for their online presence. Also, our IPPN solutions enable access to the internet through millions of end points globally, thus ensuring multiple business use cases, including large-scale data collection and analysis, cyber security, price comparison, ad verification, search engine optimization validations, web data extraction, collection of data for financial analysis, and more.

We also offer data collection solutions, which include tools that allow our customers to collect real-time structured data from global search engines tailored to their needs, as well as collecting public web data from websites that have implemented anti-bot technologies and more. We can also collect such structured data ourselves and sell it to customers as data sets.

 In addition, as previously disclosed, we decided in July 2023 to scale down the operations of our consumer internet accesses business, operated under our wholly owned subsidiary CyberKick, a decision that resulted in material reductions of expenses and headcount. We continue to maintain our service only to current paying users, which allows us to generate revenue from past investments in acquiring such users, with minimal costs.

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

We believe the non-IFRS financial information provided in this annual report on Form 20-F is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such, deemed it important to provide this information to investors. We believe excluding items that neither relate to the ordinary course of business nor reflect our underlying business performance, enables management and our investors to compare our underlying business performance from period-to-period. In addition, we also believe these adjustments enhance comparability of our financial performance against those of other technology companies.

For example, we exclude amortization charges for our acquisition-related intangible assets for purposes of calculating certain non-IFRS measures, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are inconsistent in size and are significantly impacted by the timing and valuation of our acquisitions. Also, we believe that the exclusion of share-based compensation expense is appropriate because it eliminates the impact of non-cash expenses for equity-based compensation costs that are based upon valuation methodologies and assumptions that vary over time, and the amount of the expense can vary significantly between companies due to factors that are unrelated to their core operating performance and that can be outside of their control. Although we exclude share-based compensation expenses from our non-IFRS measures, equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses, and may increase in future periods

The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

The following tables present the reconciled effect of the above on the Company’s Adjusted EBITDA and non-IFRS net profit for the years ended December 31, 2025, and 2024:

	December 31,
U.S. dollars in millions	2025	2024
Net profit	1.0	5.8
Adjustments:
Depreciation and amortization	0.7	0.6
Financial income, net	(1.3)	(0.4)
Tax expense	0.5	1.4
EBITDA	0.9	7.4
Adjustments:
Share-based compensation	3.5	2.0
Adjusted EBITDA	4.4	9.4

	December 31,
U.S. dollars in millions	2025	2024
Net profit	1.0	5.8
Adjustments:
Depreciation and amortization	0.7	0.6
Financial expense (income), net effects	(0.1)	0.1
Deferred tax effects	(0.5)	(0.1)
Share-based compensation	3.5	2.0
Non-IFRS net profit	4.6	8.4

Factors Affecting our Performance

We rely on businesses requiring gathering data over the Internet using residential and Data Center IP addresses from various geographies. Also, our revenues from consumers access tools rely on consumers’ willingness to spend money on safe and private data collection while using the internet.

Our prospective customers often do not have a specific portion of their information technology budgets allocated for products that address the next generation of data collection solutions. We invest in sales and marketing efforts to increase market awareness, educate prospective customers, and drive the adoption of our solution. We believe that we will need to invest additional resources in targeted global markets to drive awareness and market adoption. The degree to which prospective customers recognize the mission critical need for collecting valuable information from internet sites will drive our ability to acquire new customers, increase renewals and follow-on sales opportunities, which, in turn, will affect our future financial performance.

Reliance on Large Customers

We work continuously to increase our customer base, in order to reduce reliance on large customers. During 2025, approximately 34% of NetNut’s revenue derived from 53 customers who purchased solutions in amounts ranging between $100,000 and $1,000,000, and approximately 15% of our revenue was generated from 176 customers who bought solutions at amounts range between $10,000 and $100,000. We had 6 customers that purchased solutions in amounts greater than $1,000,000, and they generated together approximately 49% of the total data collection business revenues. To the extent any of our significant customers reduce their purchases of solutions, our revenues would be adversely impacted; however, an alteration in customer composition could strengthen the Company’s market position and support more sustainable growth.

Revenues and Customer Retention and Acquisition Trends

Our large base of customers represents a significant opportunity for further sales expansion. Once customers purchase subscriptions from us, they can add additional features, geographic coverage, users, and digital intelligence solutions. We look at the increase in spending from our customers as an indication of the value we provide them over time.

An indication of the spending from existing customers in the data collection business is our net dollar-based retention rate, or NRR, which compares our Annual Recurring Revenue, or ARR, from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period. We calculate our NRR as of a period end by starting with the ARR from the cohort of all customers as of 12 months prior to such period-end, or the Prior Period ARR. We then calculate the ARR from these same customers as of the current period-end, or the Current Period ARR. Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months but excludes ARR from new customers in the current period. We then divide the Current Period ARR by the Prior Period ARR to arrive at the point-in-time NRR. We then calculate the average of the trailing four quarter point-in-time NRRs to arrive at the NRR. Our NRR may fluctuate due to a number of major factors, such as: material changes in our customers’ businesses; our customers’ satisfaction with our solutions; pricing; support; and the competition which may impact the revenues from significant customers due to changes in our customers’ spending levels.

The Company is experiencing a notable shift in customer segments, with strong growth derived from strategic customers in the AI vertical, offset by a decline in others. As a result, there is also a considerable drop in the NRR levels during the last 7 quarters.

Below is a table summarizing the NRR rates development for each of the quarters ended in the dates indicated from December 31, 2023, through December 31, 2025:

	Dec 31, 2023	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Mar 31, 2025	Jun 30, 2025	Sep 30, 2025	Dec 31, 2025
NRR	1.55	1.64	1.59	1.42	1.27	1.13	0.98	0.92	0.83

5.A Operating Results

Components of Operating Results

Revenues

We generate primarily SaaS revenue from customers utilizing our solutions, which consists mainly of subscription fees and usage-based fees.

Our subscriptions are offered on a periodic basis, typically yearly or monthly, and include primarily a fixed price for a pre-defined data volume or speed. Revenue from subscription-based contracts is recognized on a straight-line basis over the term of the contract, generally beginning on the date when the solution is made available to the customer.

Usage-based contracts are charged at a fixed unit price based on the actual consumption or data speed (pay-as-you-go). Revenue from usage-based contracts is recognized as the consumption occurs.

We also offer to customers structured data, which we scraped ourselves, as data sets. Revenue from data sets is recognized at the point in time, at which the data is transferred to the customer

Fees are paid either upfront at the time of the transaction or under credit terms, mainly to large customers, with payment terms generally up to net 90 days.

We believe that our business is not sensitive to seasonal trends but historical patterns in our business may not be a reliable indicator of our future sales activity or performance due to the early stage of the businesses we operate and past acquisitions.

Cost of Revenues

Our total cost of revenues consists mainly of payments to publishers and ISPs for IP addresses, servers’ and infrastructure costs required for the IP’s routing, subcontractors and third-party services. We also have amortization of technologies purchased over the years, and personnel costs associated with our operations and global customer support, including salaries, benefits, bonuses, and share-based compensation.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our products and solutions, the mix of products sold, the costs related to our solutions, the amortization of acquired technologies and the personnel costs involved in the generation of the revenue.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of our operating expenses and consist of salaries, benefits, bonuses, share-based compensation and, with regards to sales and marketing expenses, also sales commissions. Operating expenses also include subcontractors, consultants and other professional services costs, overhead costs for facilities, IT and depreciation.

●	Research and development. Research and development expenses consist primarily of personnel costs and allocated overheads, infrastructure and servers’ costs involved during the efforts and tests to improve and streamline our solutions, as well as the costs of subcontractors assisting our research and development team. We expect research and development expenses to continue to increase in absolute dollars as we continue to invest in our research and product development efforts to enhance our product capabilities, address new threat vectors and access new customer markets.

●	Sales and marketing. Sales and marketing expenses consist primarily of personnel costs, incentive commission costs, payment processing fees and allocated overhead. We expense commission costs as incurred. We also spend money on market development programs, promotions and other marketing activities, outside consulting costs, and travel expense. We expect sales and marketing expenses to continue to increase in absolute dollars as we increase the size of our sales and marketing activities and expand our international sales and marketing operations.

●	General and administrative. General and administrative expenses consist mainly of personnel costs, professional services and allocated overhead. General and administrative personnel include our executive, finance, legal, human resources and administration. Professional services included in our general and administrative expenses consist primarily of legal, auditing, accounting and other consulting costs.

Financial Expense/Income

Financial expense/income, net consists mainly of interest income from debt investments, money market funds and cash deposits balances, as well as interest expenses and gains\losses from foreign exchange differences. We report our financial results in dollars and most of our revenues are recorded in dollars, while most of the research and development expenses, a portion of the sales and marketing and general and administrative expenses, and a small portion of our cost of revenue expenses, are incurred in NIS. As a result, we are exposed to fluctuations in exchange rates which affect our financial expense or income.

Comparison of the year ended December 31, 2025, to the year ended December 31, 2024

Results of Operations

	Year ended December 31,
U.S. dollars in millions	2025	2024
Consolidated Statements of Profit or Loss
Revenues	40.7	31.8
Cost of revenues	16.9	7.9
Gross profit	23.8	23.9
Operating Expenses:
Research and development expenses	7.5	4.5
Selling and marketing expenses	9.1	7.0
General and administrative expenses	7.0	5.7

Total operating expenses	23.6	17.2

Operating profit	0.2	6.7
Financial income, net	1.3	0.3
Profit before income tax	1.5	7.0
Tax expense	0.5	1.2
Net profit	1.0	5.8

Revenues

The following table summarizes our revenues by types for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2025	2024
Web Data Collection
SaaS revenue:
IPPN solutions	29.2	30.3
Data collection solutions	6.1	0.6
Total SaaS revenue	35.3	30.9
Data sets revenue	5.0	-
Total Web Data Collection revenue	40.3	30.9
Other revenue	0.4	0.9
Total Revenues	40.7	31.8

Our revenues for the year ended December 31, 2025, amounted to $40.7 million, representing an increase of $8.9 million, or 28%, compared to $31.8 million for the year ended December 31, 2024. This increase is attributed to strong demand for the Company’s services by a large-scale customer building foundational AI models, as well as increased sales of new products. Specifically, data collection solutions and data sets together generated $11.1 million in revenues, compared to only $0.6 million in 2024. This increase was partially offset by a $1.1 million decrease in IPPN solutions revenues and $0.5 million in other revenues, with the latter resulting from the scale down in operations of CyberKick, which we announced in 2023.

Cost of Revenues

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2025	2024

Internet protocols addresses costs	4.7	5.5
Networks and servers	6.7	1.2
Payroll, related expenses and share-based payment	0.4	0.3
Subcontractors and third-party services	4.0	-
Depreciation and amortization	0.7	0.6
Other and overheads	0.4	0.3
Total cost of revenues	16.9	7.9
Gross profit	23.8	23.9
Gross profit out of revenues %	58%	75%

Our cost of revenues for the year ended December 31, 2025, amounted to $16.9 million, representing an increase of $9.0 million or 114% compared to $7.9 million for the year ended December 31, 2024. This increase was primarily driven by a sharp rise in customer demand for traffic, which resulted in higher network and server costs, as well as subcontractors and third-party services costs incurred primarily as a result of the increase in the data collection solutions revenues.

Gross Profit

As a result of a slightly lower increase in revenues compared to cost of revenues increase, gross profit decreased by $0.1 million to $23.8 million, representing a 0.3% decrease during 2025, compared to the gross profit in 2024.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2025	2024
Payroll, related expenses and share-based payment	5.8	3.7
Subcontractors	0.3	0.3
Depreciation	0.2	0.1
Other and overheads	1.2	0.4
Total Research and development expenses	7.5	4.5

Our research and development expenses for the year ended December 31, 2025, amounted to $7.5 million, representing an increase of $3.0 million, or 67%, compared to $4.5 million for the year ended December 31, 2024. This increase was mainly due to increased investments in new products development, which resulted in higher payroll costs and overheads, as a result of the growth in the number of employees.

Sales and Marketing Expenses

The following table summarizes our sales and marketing expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2025	2024
Payroll, related expenses and share-based payment	6.3	4.8
Payment processing fees	0.5	0.6
Marketing	1.1	1.1
Amortization of intangible assets and depreciation	0.2	0.1
Professional fees and other	0.5	0.1
Other and overheads	0.5	0.3
Total selling and marketing expenses	9.1	7.0

Our sales and marketing expenses totaled $9.1 million for the year ended December 31, 2025, an increase of $2.1 million, or 30%, compared to $7.0 million for the year ended December 31, 2024. This increase was mainly driven by revenue growth, which required additional sales and marketing resources and resulted in higher payroll and related costs.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year ended December 31,
U.S. dollars in millions	2025	2024
Payroll, related expenses and share-based payment	4.5	3.6
Professional fees	1.3	1.1
Impairment loss on trade receivables	0.3	0.4
Other and overheads	0.9	0.6
Total General and administrative expenses	7.0	5.7

Our general and administrative expenses totaled $7.0 million for the year ended December 31, 2025, an increase of $1.3 million, or 23%, compared to $5.7 million for the year ended December 31, 2024. This increase was attributable to a $0.4 million rise in payroll costs resulting from headcount expansion, and $0.5 million in higher share-based compensation payments.

Operating profit

As a result of the foregoing, our operating profit for the year ended December 31, 2025, was $0.2 million, compared to an operating profit of $6.7 million for the year ended December 31, 2024.

Financial income, net

We had net financial income of $1.3 million for the year ended December 31, 2025, compared to net financial income of $0.3 million for the year ended December 31, 2024. This increase was mainly driven by exchange rate gains due to a weaker U.S. dollar against the Israeli shekel, higher interest income from cash equivalent and debt investments, as well as lower interest expense following the reduction of our strategic funding loan.

Tax expense

We had a tax expense of $0.5 million for the year ended December 31, 2025, compared to a tax expense of $1.2 million for the year ended December 31, 2024. The decrease in tax expense is due to lower profit before income tax generated by NetNut in 2025.

Profit from operations

As a result of the foregoing, our net profit for the year ended December 31, 2025, was $1.0 million, compared to a profit of $5.8 million for the year ended December 31, 2024.

 5.B Liquidity and Capital Resources

 Overview

As of December 31, 2025, our cash and cash equivalents, of approximately $12.3 million, were intended for working capital, capital expenditures, investment in technology and business acquisition purposes. We also had approximately $10.2 million as long-term debt investments including related accrued interest, primarily in the United States and other countries high rated corporate bonds.

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

Results of cashflows

	December 31,
U.S. dollars in millions	2025	2024
Net cash provided by (used in) operating activities	(2.0)	8.9

Net cash provided by (used in) investing activities	0.3	(9.3)

Net cash provided by (used in) financing activities	(0.6)	4.7

Net increase (decrease) in cash and cash equivalents	(2.3)	4.3

Cash Flows Provided by Operating Activities

During the year ended December 31, 2025, net cash used in operating activities was $2.0 million, primarily attributable to an increase of $8.6 million in trade receivables and of $2.3 million in income taxes paid, which was partially offset by an increase of $4.6 million in other payables. This figure represents a $10.9 decrease compared to the $8.9 million provided by operating activities during the year ended December 31, 2024. The reduction is attributed to the material cost increase, mainly under cost of sales as well as the increase in working capital.

During the year ended December 31, 2024, net cash provided by operating activities was $8.9 million, primarily attributable to our operating profit. This positive figure represented a $4.3 improvement compared to the $4.6 million provided by operating activities during the year ended December 31, 2023. The improvement is attributed to the growth in the data collection segment, combined with material cost reduction at CyberKick due to this business being scaled down in July 2023, mainly in operating costs.

Cash Flows Provided by Investing Activities

During the year ended December 31, 2025, net cash generated by investing activities was $0.3 million, compared to $9.3 million used during the year ended December 31, 2024, primarily attributed to $0.9 million of interest received from cash equivalent and debt investments, partially offset by purchases of tangible and intangible assets of $0.4 million.

During the year ended December 31, 2024, net cash used in investing activities was $9.3 million, compared to $0.6 million provided during the year ended December 31, 2023, primarily attributed to approximately $10.0 million in debt investments, which was partially offset by interest received of $0.8 million from short-term bank deposits.

Cash Flows Provided by Financing Activities

During the year ended December 31, 2025, net cash used in financing activities was $0.6 million, mainly attributed to lease payments.

During the year ended December 31, 2024, net cash provided by financing activities was $4.7 million, primarily attributed to exercises of warrants and options, partially offset by lease payments.

 Change in Cash and Cash Equivalents

As a result of the foregoing, our cash and cash equivalents decreased by $2.3 million during the year ended December 31, 2025, compared to an increase of $4.3 million during the year ended December 31, 2024.

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

Through October, 2025, we received aggregate funding of $2.6 million and repaid to O.R.B. an amount of approximately $2.7 million from the revenues that were generated as a result of the funding, of which approximately $1.6 million were in cash and $1.1 million was in the Company’s shares.

In October 2025, we made the final payments of the O.R.B. funding, and as of December 31, 2025, there was no remaining balance.

Shelf Registration Statement

On November 25, 2024, we filed a shelf Registration Statement on Form F-3 (File No. 333-283429), or the F-3, which became effective on November 29, 2024. We may offer and sell from time to time in one or more offerings up to a total amount of $100 million of ADSs. The current Form F-3 replaced the former F-3, which expired on March 31, 2024.

Current Outlook

As of December 31, 2025, our cash and cash equivalents and high rated long-term debt investments were approximately $22.5 million. We expect that our current resources will be sufficient to meet our anticipated cash needs for the foreseeable future and at least for the next 12 months. Our operating plans may change as a result of many factors that may currently be unknown to us, which may impact our funding plans. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

●	the scope of our general and administrative expenses; and

●	potential future acquisitions.

5.C Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Operating Expenses” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Comparison of the year ended December 31, 2025, to the year ended December 31, 2024 — Research and Development Expenses, net.”

5.D Trend Information

The trends impacting us are described elsewhere in this annual report on Form 20-F, including in Items 3.D., 4.B., 5.A. and B. and 10.C.

5.E Critical Accounting Policies and Estimates

We describe our material accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2025, included elsewhere in this annual report in Form 20-F. We believe that the accounting policies below are critical to fully understand and evaluate our financial condition and results of operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our office holders1 as of the date of this on annual report in Form 20-F:

Name	Age	Position	Audit Committee(2) Member	Compensation Committee Member

Chen Katz	54	Chairman of the Board of Directors

Shachar Daniel	47	Chief Executive Officer, Director

Shai Avnit	60	Chief Financial Officer

Omer Weiss	39	Legal Counsel

Avi Rubinstein	59	Director (3)

Yehuda Halfon	47	Director (3)	X	X

Rakefet Remigolski	54	Director (3)	X	X

Moshe Tal	64	Director (3)	X	X

(1)	“Office holder” as defined under the Israeli Companies Law: “general manager, chief business manager, deputy general manager, vice-general manager, any person filling any of these positions in the company even if he holds a different title, and a director or any other manager directly subordinate to the general manager”.

(2)	The Audit Committee serves also as the Financial Statements Examination Committee pursuant to regulations under the Israeli Companies Law.

(3)	Independent Director (pursuant to regulations under the Israeli Companies Law and Nasdaq Stock Market rules).

Chen Katz, Chairman of the Board of Directors

Mr. Chen Katz has served as Chairman of our board of directors since January 2019. Mr. Katz is also a director of Nanomedic Technologies Ltd., and Nicast Ltd., where he serves as the chairman of the board, Inrom Construction Industries Ltd. (TASE: INRM), Coral Smart Pool Ltd., Nanomedic Technologies Inc. NCK Capital Ltd. and Tripod Investments. Mr. Katz is also a Co-Founder and director of Connexa Capital Ltd. since February 2022. Between 2006 and 2020, Mr. Katz served as the chief executive officer of TechnoPlus Ventures Ltd. (TASE: TNPV), an Israeli investment firm. From 2012 until 2021, Mr. Katz served on the board of directors of Compulab Ltd. (TASE: CLAB) and from 2018 to 2024, he served on the board of directors of Aminach Furniture and Mattresses Industry Ltd. Mr. Katz is a member of the Israel Bar Association. Mr. Katz holds a European Master-in-Law and Economics (EMLE) from the Complutense University of Madrid and an LL.B. from the University of Haifa.

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

Rakefet Remigolski, Director

Ms. Rakefet Remigolski has served on our board of directors since September 2020. Since 2018, Ms. Remigolski has served as Chief Finance Officer at Arazim Investments Ltd., an Israeli real-estate company publicly traded on the Tel Aviv Stock Exchange. Since September 2021, Ms. Remigolski has served as an external director at IDENTI Healthcare Ltd. Between 2015 and 2020, Ms. Remigolski served as a director and head of the audit committee at the Israeli National Sport Center, Tel Aviv. From 2008 to 2024, Ms. Remigolski has taught advanced courses in financial accounting at the Reichman University (IDC Herzliya) in Israel. Between 1995 and 2019, Ms. Remigolski taught advanced courses in financial accounting at the College of Management Academic Studies in Israel. Ms. Remigolski holds a B.A. in Business and an M.B.A. (Cum Laude) with a major in finance and accountancy, both from the College of Management Academic Studies in Israel. Ms. Remigolski is a certified public accountant and is a member of the Institute of Certified Public Accountants in Israel.

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

B. Compensation

Compensation

The following table presents in the aggregate all compensation we paid to our office holders as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing the Company with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2025. Amounts paid in NIS are translated into U.S. dollars either upon the expense recognition date rate, or a rate of NIS 3.4519 = $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2025, as applicable.

	Salary cost(1)	Bonus(2)	Equity Based Compensation(3)
All office holders as a group, consisting of 8 persons	$1,027	$466	$1,169

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

(2)	Annual bonuses granted to the office holders in 2025 are based on formulas related to the Company’s revenues and profitability, discretionary decisions, or a combination of both, as approved by the relevant statutory authority within the Company.

(3)	Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year. Such numbers are based on the options and RSU grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares. By December 31, 2025, all office holders had options to purchase an aggregate of 1,756,131 Ordinary Shares at exercise prices which range between NIS 1.27 (approximately $0.41) and NIS 6.04 (approximately $1.94) per share with expiration dates between August 1, 2030, and November 28, 2032, and 2,004,173 restricted share units, or RSUs, vesting fully until July 19, 2028. The share-based compensation was calculated based on the binomial model.

The table below reflects the compensation granted to the five most highly compensated senior officers1 during or with respect to the year ended December 31, 2025.

Annual Compensation- in thousands of USD

Senior Officers	Salary cost	Bonus / commissions	Equity Based Compensation*	Total

Jeffy Pinhas, Chief Revenue Officer, NetNut	191	250	576	1,017

Shachar Daniel, Chief Executive Officer	289	203	305	797

Moshe Kremer, Vice President Research and Development, NetNut	268	132	225	625

Shai Avnit, Chief Financial Officer	250	94	194	538

David Matrikin, Vice President Products, NetNut	279	98	87	464

*	Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year. Such numbers are based on the options and RSU grant date fair value in accordance with accounting guidance for equity-based compensation and do not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares.

The equity-based compensation resulted from options and RSU grants during the years 2022-2025:

Office holder	RSUs	Options	Exercise prices of options
Jeffy Pinhas	700,008	24,972	NIS 1.27
Shachar Daniel	899,988	540,000	NIS 1.51
Moshe Kremer	-	575,016	NIS 0 - 1.27
Shai Avnit	450,000	350,004	NIS 1.27
David Matrikin	515,018	97,500	NIS 1.27

[1]	“Senior officer” as defined under the Israeli Securities Law 5728-1968, or the Securities Law, includes the definition of an officer, as defined in the Israeli Companies Law, and also the chairman of the board of directors, a substitute director, an individual who under section 236 of the Israeli Companies Law was appointed on behalf of a corporate and who serves as director, accountant, internal auditor, independent signatory and every person who holds a said position, even if the title of his position is different, and also a senior officer in a body corporate controlled by the body corporate, who has substantive influence over the body corporate, and every individual who is employed by the body corporate in a different position and holds 5% or more of the nominal value of the issued share capital or of the voting power, as the case may be, for this purpose. We are providing this disclosure as good practice although we are not required to report or provide such disclosure pursuant to the Securities Law.

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

C. Board Practices

Introduction

Our board of directors presently consists of six members. Under the Israeli Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. However, pursuant to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, or the Exemptions Regulations, a board of directors is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Israeli Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a nominating committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. In 2021, our board of directors approved that the Company meets all of the above requirements and therefore has resolved to adopt the corporate governance exemption set forth above, and accordingly, we are currently not required to appoint external directors as such are defined in the Israeli Companies Law. The directors, Mr. Yehuda Halfon and Mr. Moshe Tal, each of whom was previously appointed as external directors, and Avi Rubinstein and Ms. Rakefet Remigolski, are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members shall be set by our board of directors, provided that it will consist of not less than three and not more than twelve. Pursuant to the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer and all other executive officers are appointed by, and serve at the discretion of, our board of directors, subject to the employment or services agreement that we have entered into with them. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors and are subject to the terms of any applicable employment agreements that we may enter into with them and are subject to the Company’s compensation policy.

Each director, will hold office in accordance with our amended and restated articles of association, or until he or she resigns or unless he or she is removed by a 65% majority vote of our shareholders at an annual general meeting of our shareholders, provided that such majority constitutes more than 50% of the our then issued and outstanding share capital, or upon the occurrence of certain events, in accordance with the Israeli Companies Law and our amended and restated articles of association. Our articles of association provide for a split of the board of directors into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

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

(iii)	Class III directors are Mr. Chen Katz and Mr. Avi Rubinstein, whose current terms expire at the Company’s 2028 annual general meeting of shareholders and upon the election and qualification of their respective successors.

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

However, under the Exemptions Regulations, one or more shareholders of an Israeli company whose shares are listed outside of Israel, may request the company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder holds at least five percent (5%) of the voting rights of the company, instead of one percent (1%) required in the past.

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

Pursuant to the Exemptions Regulations, the board of directors of a company such as ours is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Israeli Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Rule 5605(a)(2); and (iii) the company follows Nasdaq Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the board of directors, by a Nominating Committee of the board of directors consisting solely of independent directors, or by a majority of independent directors. The Company meets all of these requirements. On July 22, 2021, our board of directors resolved to adopt the corporate governance exemption set forth above, and accordingly we no longer have external directors as members of our board of directors.

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

The Exemptions Regulations provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Israeli Companies Law provided: (i) he or she has not served as a director of the company for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Israeli Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

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

Financial Statements Examination Committee

Under the Israeli Companies Law, the board of directors of a public company in Israel must appoint a financial statements examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. According to a resolution of our board of directors, the audit committee has been assigned the responsibilities and duties of a financial statement examination committee, as permitted under relevant regulations promulgated under the Israeli Companies Law. From time to time, as necessary and required to approve our financial statements, the audit committee holds separate meetings, prior to the scheduled meetings of the entire board of directors regarding financial statement approval. As detailed above, the members of our audit committee are Mr. Yehuda Halfon, Mr. Moshe Tal and Ms. Rakefet Remigolski. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of the audit committee when it is acting in the role of the financial statements’ examination committee.

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

In 2023, our compensation committee and the board of directors approved a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers, which was designed to comply with Section 10D of the Exchange Act, Rule 10D-1 promulgated under the Exchange Act, or Rule 10D-1, and the listing standards of Nasdaq under Nasdaq Listing Rule 5608, or a Clawback Policy. In addition, the Clawback Policy is designed to comply with the requirements under the Israeli Companies Law with respect to clawback provisions to be included in the Company’s compensation policy, as may be amended from time to time. In furtherance of Rule 10D-1, our Clawback Policy is attached as exhibit 97.1 to this annual report on Form 20-F.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $20 million for the benefit of all of our directors and officers, which expires on June 15, 2026.

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

Exemption

Under the Israeli Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our amended and restated articles of association provide that we may exempt, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exemption from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Israeli Companies Law provides that we may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

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

Our amended and restated articles of association permit us to exempt (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Israeli Companies Law.

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

The Israeli Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote. However, under the Exemptions Regulations, by signing and submitting a proxy card in order to participate in a general meeting, a shareholder declares and approves that he or she has no personal interest in the approval of any of the items on the meeting agenda that requires such declaration under the Israeli Companies Law, with the exception of a personal interest that the shareholder positively informed the company about.

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

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a Special Majority.

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

As of December 31, 2025, we had 3 senior management positions on a full-time basis, all engaged as employees. In addition to our senior management, we had approximately 100 employees, sub-contractor’s employees and consultants, on full and part time basis, almost all of whom are located in Israel.

Out of the total number of employees, in sales and development/support activities we employed approximately 45 employees/consultants in each activity, while 20 employees were occupied in general, administrative and corporate activities. None of our employees is represented by labor unions or covered by collective bargaining agreements.

As of December 31, 2024, we had 2 senior management positions on a full-time basis, both engaged as employees. In addition to our senior management, we had approximately 50 employees, sub-contractor’s employees and consultants, on full and part time basis, almost all of whom are located in Israel.

As of December 31, 2023, we had 2 senior management positions on a full-time basis and one executive on part-time basis. All were engaged as employees. In addition to our senior management, we had approximately 50 employees, sub-contractor’s employees and consultants, on full and part time basis, almost all of whom are located in Israel.

E. Share Ownership.

The following table lists, as of March 18, 2026, the number of our shares beneficially owned by each of our office holders as a group:

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Chen Katz (3)	1,038,153	1.4
Shachar Daniel (4)	1,176,078	1.5
Shai Avnit (5)	594,587	*
Omer Weiss (6)	142,096	*
Avi Rubinstein (7)	153,558	*
Rakefet Remigolski (8)	177,500	*
Yehuda Halfon (9)	173,438	*
Moshe Tal (10)	173,438	*
All office holders as a group (8 persons)	3,628,848	4.5%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 72,504,714 Ordinary Shares as issued and outstanding as of March 14, 2026.

(3)	Includes 25,232 ADSs (252,320 Ordinary shares), 245,833 Ordinary Shares issued from RSUs, and stock options to purchase 540,000 Ordinary Shares at exercise prices range between NIS 1.51 (approximately $0.49) and NIS 6.04 per share (approximately $1.94) that are exercisable within 60 days. In addition, Mr. Katz holds 204,167 RSUs that do not vest within 60 days. Mr. Katz’s options have expiration dates ranging between August 1, 2030, to November 8, 2032. See also Item 7.A., with respect to certain Ordinary Shares over which the Chairman of the Company or another designee may exercise a proxy with respect to limited items. Such shares are not included in the table above, as they are based on the office of the chairperson rather than Mr. Katz’s personal beneficial ownership.

(4)	Includes 8,539 ADSs (85,390 Ordinary shares), 466,661 Ordinary Shares issued from RSUs, and stock options to purchase 624,027 Ordinary Shares at an exercise price range between NIS 1.51 (approximately $0.49) and NIS 6.04 per share (approximately $1.94) that are exercisable within 60 days. In addition, Mr. Daniel holds 433,327 RSUs that do not vest within 60 days. Mr. Daniel’s options have expiration dates ranging from August 1, 2030, to November 8, 2032.

(5)	Includes 225,000 Ordinary Shares issued from RSUs, and stock options to purchase 369,587 Ordinary Shares at an exercise price range between NIS 1.27 (approximately $0.41) and NIS 4.00 per share (approximately $1.29) that are exercisable within 60 days. In addition, Mr. Avnit holds 225,000 RSUs that do not vest within 60 days. Mr. Avnit’s options have expiration dates ranging from August 25, 2031, to November 28, 2032.

(6)	Includes 2,542 ADSs (25,420 Ordinary shares), 116,676 Ordinary Shares issued from RSUs. In addition, Mr. Weiss holds 133,344 RSUs that do not vest within 60 days.

(7)	Includes 118,750 Ordinary Shares issued from RSUs, and stock options to purchase 34,808 Ordinary Shares at an exercise price of NIS 1.51 (approximately $0.49) that are exercisable within 60 days, held by Ilanor Ltd., or Ilanor, a company in which Mr. Rubinstein exercises control. In addition, Ilanor holds 106,250 RSUs that do not vest within 60 days. Mr. Rubinstein’s options will expire on November 8, 2032.

(8)	Includes 118,750 Ordinary Shares issued from RSUs, stock options to purchase 58,750 Ordinary Shares at an exercise price range between NIS 1.51 (approximately $0.49) and NIS 4.60 per share (approximately $1.48) that are exercisable within 60 days. In addition, Ms. Remigolski holds 106,250 RSUs that do not vest within 60 days. Ms. Remigolski’s options have expiration dates ranging between July 22, 2031, to November 8, 2032.
(9)

Includes 118,750 Ordinary Shares issued from RSUs, stock options to purchase 54,688 Ordinary Shares at an exercise price range between NIS 1.51 (approximately $0.49) and NIS 4.60 per share (approximately $1.48) that are exercisable within 60 days. In addition, Mr. Halfon holds 106,250 RSUs that do not vest within 60 days. Mr. Halfon’s options have expiration dates ranging between July 22, 2031, to November 8, 2032.

(10)

Includes 118,750 Ordinary Shares issued from RSUs, stock options to purchase 54,688 Ordinary Shares at an exercise price range between NIS 1.51 (approximately $0.49) and NIS 4.60 per share (approximately $1.48) that are exercisable within 60 days. In addition, Mr. Tal holds 106,250 RSUs that do not vest within 60 days. Mr. Tal’s options have expiration dates ranging between July 22, 2031, to November 8, 2032.

Global Equity Incentive Plan

We maintain one equity incentive plan – the Amended and Restated Global Incentive Plan, or the Global Incentive Plan. As of March 14, 2026, the total number of Ordinary Shares reserved for the exercise of outstanding options or vesting of outstanding RSUs under the Global Incentive Plan was 10,395,349. The total number of Ordinary Shares issued under the Global Incentive Plan is 8,640,234, of which 4,825,467 options to purchase 4,366,000 Ordinary Shares were issued and outstanding, with exercise prices ranging between NIS 0.00 and NIS 6.04 (approximately $1.94) per share and 4,274,234 RSUs were granted, representing the right to receive 4,274,234 Ordinary Shares. An amount of 1,755,115 Ordinary Shares is reserved for future issuances under the Global Incentive Plan.

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

On September 13, 2023, our board of directors approved an increase in the number of Ordinary Shares reserved for issuance under the Global Incentive Plan by 5,000,000 Ordinary Shares, from 7,448,661 to 12,448,661. On March 19, 2025, our board of directors approved an increase in the number of Ordinary Shares reserved for issuance under the Global Incentive Plan by 4,000,000 Ordinary Shares, from 12,448,661 to 16,448,661.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We are not aware of any beneficial owner of 5% or more of our outstanding Ordinary Shares, other than Ayalon Mutual Funds Ltd.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2025 and through March 2026, there was an increase in the percentage of ownership of Ayalon Mutual Funds Ltd. (from 0 to 8.96%).

Over the course of 2024 and through March 2025, there were decreases in the percentage ownership of Mr. Yotam Benattia (from 5.8% to 2.3%).

Over the course of 2023 and through March 2024, there were decreases in the percentage ownership of Messrs. Yotam Benattia (from 8.5% to 5.8%) and Roni Lev (from 8.5% to 4.8%).

Record Holders

The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly traded company such as ours which is listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, The Tel Aviv Stock Exchange Nominee Company Ltd. Accordingly, as of March 14, 2026, there are two shareholders of record of our Ordinary Shares, one which is located in Israel and another which is located in the U.S. Based upon a review of the information provided to us by The Bank of New York Mellon, the depository of the ADSs, as of March 6, 2026, there were 96 holders of record of the ADSs on record with the Depository Trust Company.

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

Legal Proceedings

On February 16, 2025, we, along with our Chief Executive Officer, Mr. Shachar Daniel, and our Chief Financial Officer, Mr. Shai Avnit, were served with a motion to certify a claim as a class action filed in the Economic Department of the District Court in Tel Aviv, Israel, or the Israeli Motion. The Israeli Motion referred to alleged misstatements in our public disclosures made between March 14, 2024 and August 26, 2024, including statements contained in our announcement dated August 26, 2024, which included financial outlook for the third quarter of 2024.

In addition, a complaint, or the U.S. Complaint, of a similar nature was filed against us, Mr. Daniel, Mr. Avnit, and our Chairman, Mr. Chen Katz, in the United States District Court for the District of New Jersey. The U.S. Complaint raised allegations substantially similar to those asserted in the Israeli Motion, and the proceedings in Israel were stayed pending resolution of the U.S. matter.

On July 7, 2025, the lead plaintiff in the U.S. Complaint voluntarily dismissed the U.S. Complaint, and such dismissal was approved by the U.S. court on July 8, 2025. The dismissal was not the result of any settlement, and no consideration was paid by us or any of the other defendants.

Following the dismissal of the U.S. Complaint, on December 10, 2025, the applicant in the Israeli Motion submitted, with our consent, a motion to voluntarily dismiss the Israeli proceedings without costs and without compensation to the applicant or his attorneys, and to dismiss the applicant’s personal claim with prejudice. On December 11, 2025, the Israeli court approved the motion and dismissed the Israeli Motion accordingly. The Israeli court noted, among other things, that the voluntary dismissal of the parallel U.S. proceedings constituted an indication of the lack of prospects of the Israeli proceedings on their merits.

Both the Israeli Motion and the U.S. Complaint were dismissed at the initiative of the applicants, without any settlement agreement, and without us having filed a statement of defense in either jurisdiction.

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

In October 2025, the Company made the final last payments with respect to the O.R.B. funding. These payments also include the issuance of 914,856 of the Company’s ordinary shares at its discretion, based on the terms of the agreement.

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

General Corporate Tax Structure in Israel

In 2025, Israeli resident companies are generally subject to corporate tax at the rate of 23.0%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or Preferred Technological Enterprise (as discussed below) may be considerably less.

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

As of January 1, 2017, an additional income surtax at a rate of 3.0% is imposed on high earners whose annual taxable income or gain exceeds certain thresholds (NIS 721,560 for 2024). On January 1, 2025, the surtax rate on passive income that exceeded the thresholds was increased to 5%.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain, which is the excess of the total capital gain over inflationary surplus computed generally on the basis of the increase in the Israeli consumer price index between the date of purchase and the date of disposal, derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25.0%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30.0%. As of January 1, 2025, an additional income tax at a rate of 5% is imposed on high earners whose annual taxable income exceeds certain thresholds (NIS 721,560) (2% of this surtax is imposed on passive income that exceeds the thresholds).

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

On January 1, 2011, legislation amending the Investment Law came into effect, or the 2011 Amendment. The 2011 Amendment introduced a new status of Preferred Enterprise. Subject to certain conditions, a Preferred Enterprise entitles the company to reduced corporate tax rates, without limitations on dividends and other distributions, instead of full exemption from corporate tax. These preferred corporate tax rates vary from 7.5% for Preferred Enterprises residing in a “development zone,” or 16.0% for Preferred Enterprises residing in other zones in Israel. Dividend distributions are subject to 20% tax rate, subject to the provision of the relevant tax treaty.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, generally may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our Ordinary Shares, which may be volatile). Based upon the estimated value of our assets, including any goodwill, and the nature and estimated composition of our income and assets, we do not expect to be classified as a PFIC for the taxable year ended December 31, 2025 and in future taxable years, although there can be no assurance in this regard. In particular, so long as we do not generate revenue from operations for any taxable year and do not receive any research and development grants, or even if we receive a research and development grant, if such grant does not constitute gross income for U.S. federal income tax purposes, we likely will be classified as a PFIC for such taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2025 and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, and until March 18, 2026, our officers and directors, are exempt, and our principal shareholders will continue to be exempt, from the reporting provisions contained in Section 16 of the Exchange Act. Further, our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

Foreign Currency Exchange Risk

Our sales contracts are primarily denominated in U.S. dollars. A material portion of our operating expenses is incurred outside the United States and can be denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the NIS. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of profit or loss. The effect of a hypothetical 10% adverse change in foreign exchange rates on monetary assets and liabilities on December 31, 2025, can be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

(c) Attestation Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2025, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under “Item 18—Financial Statements.”

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes to our internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2025, and 2024.

The following table provides information regarding fees paid by us to Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited for all services, including audit services, for the years ended December 31, 2025, and 2024:

	Year Ended December 31,
	2025	2024

Audit fees(1)	$213,500	$195,500
Audit-related fees	-	-
Tax fees(2)	$9,000	$19,000
All other fees	-	-

Total	$222,500	$214,500

(1)	This category includes services such as consents and assistance with and review of documents filed with the SEC as well as fees related to our registration statements and public offerings.

(2)	Includes professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

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

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Israeli Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specified minimum price. By contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the Special Majority, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Israeli Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules.

●	Independent directors. Israeli law does not require, and our independent directors do not conduct regularly scheduled meetings at which only they are present, as otherwise required by the Nasdaq Stock Market rules.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Israeli Companies Law, to hold an annual shareholders’ meeting each calendar year and within 15 months of the last annual shareholders meeting.

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

The Company believes that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 11.1 to this annual report on Form 20-F.

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

ITEM 19. EXHIBITS.

Exhibit	Description

1.1	Amended and Restated Articles of Association of Alarum Technologies Ltd. (filed as Exhibit 99.1 to Form 6-K (File No. 001-38610) filed on August 29, 2023, and incorporated herein by reference).

2.1	Form of Amended and Restated Deposit Agreement (filed as Exhibit 1 to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-218251) filed on July 31, 2018, and incorporated herein by reference).

2.2	Description of Securities, filed herewith.

4.1	Form of Indemnification Agreement (filed as Exhibit 99.1.B to Form 6-K (File No. 001-38610) filed on August 21, 2019, and incorporated herein by reference).

4.2	The Alarum Technologies Ltd. Amended and Restated Global Incentive Plan, as amended (filed as Exhibit 99.1 to Form 6-K (File No. 001-38610) filed on September 23, 2022, and incorporated herein by reference).

4.2.1	U.S. Sub-Plan to the Alarum Technologies Ltd. Amended and Restated Global Incentive Plan (filed as Exhibit 99.2 to Form 6-K (File No. 001-38610) filed on September 23, 2022, and incorporated herein by reference).

4.3	The Alarum Technologies Ltd. Amended and Restated Compensation Policy (filed as Exhibit 4.3 to Form 20-F (File No. 001-38610) filed on March 14, 2024, and incorporated herein by reference).

8.1	List of Subsidiaries (filed herewith).

11.1	Insider Trading Policy (filed herewith).

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350 (furnished herewith).

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350 (furnished herewith).

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, with respect to the financial statements of Alarum Technologies Ltd. (filed herewith).

97.1	Clawback Policy (filed as Exhibit 97.1 to Form 20-F (File No. 001-38610) filed on March 14, 2024, and incorporated herein by reference).

101	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in iXBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Financial Position; (ii) Consolidated Statements of Profit or Loss; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.

104	Cover Page Interactive Data File (embedded within the Inline iXBRL document).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

ALARUM TECHNOLOGIES LTD.

By:	/s/ Shachar Daniel
Shachar Daniel
Chief Executive Officer

Date: March 19, 2026

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alarum Technologies Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Alarum Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

March 19, 2026

We have served as the Company’s auditor since 2013.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2025	2024
	Note	U.S. dollars in thousands

Assets
Current assets:
Cash and cash equivalents	4	12,267	15,081
Accounts receivable:
Trade, net	5	11,796	3,231
Other		1,271	503
		25,334	18,815
Non-current assets:
Long-term deposits and restricted deposits		400	124
Other non-current assets		82	82
Property and equipment, net		190	130
Right-of-use assets	10	2,750	498
Deferred tax assets	7	866	422
Debt investments at fair value through other comprehensive income	3	9,496	9,256
Debt investments at fair value through profit or loss	3	592	555
Intangible assets, net	6	2,064	811
Goodwill	6	4,118	4,118
		20,558	15,996
Total assets		45,892	34,811

Liabilities and equity
Current liabilities:
Accounts payable and accruals:
Trade		427	251
Other	8	7,930	4,484
Current maturities of long-term loans	9	-	938
Contract liabilities		2,431	1,987
Derivative financial instruments		-	148
Short-term lease liabilities	10	692	359
		11,480	8,167
Non-current liabilities:
Other non-current liability	6	375	-
Long-term lease liabilities	10	1,947	261
Long-term loans, net of current maturities	9	-	32
		2,322	293
Total liabilities		13,802	8,460

Equity:	13
Ordinary shares		-	-
Share premium		114,792	111,892
Other equity reserves		12,888	11,012
Accumulated deficit		(95,590)	(96,553)
Total equity		32,090	26,351
Total liabilities and equity		45,892	34,811

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

		Year ended December 31
		2025	2024	2023
	Note	U.S. dollars in thousands (except per share amounts)

Continuing operations

Revenue	14	40,755	31,824	26,521
Cost of revenue	14	16,916	7,915	7,711
Gross profit		23,839	23,909	18,810

Operating expenses:
Research and development	15	7,526	4,495	3,557
Selling and marketing	16	9,129	7,033	10,035
General and administrative	17	6,977	5,661	4,406
Impairment of goodwill		-	-	6,311
Total operating expenses		23,632	17,189	24,309

Operating profit (loss)		207	6,720	(5,499)

Financial expense		(266)	(514)	(786)
Financial income		1,532	795	196
Financial income (expense), net	18	1,266	281	(590)

Profit (loss) from continuing operations, before income tax		1,473	7,001	(6,089)
Tax benefit (expense)	7	(510)	(1,221)	482
Profit (loss) from continuing operations, net of income tax		963	5,780	(5,607)

Discontinued operations

Profit from discontinued operations, net of income tax		-	-	82

Net profit (loss) for the year		963	5,780	(5,525)

Other comprehensive income (loss) for the year:	3
Change in fair value of debt investments at fair value through other comprehensive income, net of tax		206	(80)	-

Total comprehensive income (loss) for the year		1,169	5,700	(5,525)

Basic profit (loss) per share:	19
Continuing operations		0.01	0.09	(0.14)
Discontinued operations		-	-	0.00
Basic profit (loss) per share		0.01	0.09	(0.14)

Diluted profit (loss) per share:	19
Continuing operations		0.01	0.08	(0.14)
Discontinued operations		-	-	0.00
Diluted profit (loss) per share		0.01	0.08	(0.14)

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares
	Number of shares	Amount	Share premium	Other equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands (except share data)

Balance at January 1, 2023	32,628,044	-	95,077	15,042	(96,808)	13,311
Changes in the year 2023:
Exercise of options	224,463	-	188	(165)	-	23
Exercise of warrants	1,258,420	-	561	(232)	-	329
Expiration of options	-	-	259	(259)	-	-
Repurchase of warrants related to the O.R.B. agreement	-	-	274	(640)	-	(366)
Share-based payments	-	-	-	975	-	975
At-the-market offering, net of issuance costs of $164	2,393,740	-	604	-	-	604
Private placement, net of issuance costs of $499 thousand	18,722,420	-	2,563	151	-	2,714
Classification of warrants issued under private placement to equity	-	-	-	1,116	-	1,116
Issuance of shares related to payment of earn-out consideration	4,454,545	-	1,050	(1,050)	-	-
Net loss for the year	-	-	-	-	(5,525)	(5,525)
Balance at December 31, 2023	59,681,632	-	100,576	14,938	(102,333)	13,181
Changes in the year 2024:
Exercise of options and vesting of restricted share units	3,426,777	-	5,404	(2,204)	-	3,200
Exercise of warrants	6,035,860	-	3,636	(1,383)	-	2,253
Expiration of options	-	-	19	(19)	-	-
Expiration of warrants	-	-	2,257	(2,257)	-	-
Share-based payments	-	-	-	2,017	-	2,017
Net profit for the year	-	-	-	-	5,780	5,780
Other comprehensive loss for the year	-	-	-	(80)	-	(80)
Balance at December 31, 2024	69,144,269	-	111,892	11,012	(96,553)	26,351
Changes in the year 2025:
Exercise of options and vesting of restricted share units	1,699,249	-	1,635	(1,488)	-	147
Long-term loan settled by issuance of ordinary shares	914,856	-	978	-	-	978
Expiration of options	-	-	9	(9)	-	-
Expiration of warrants	-	-	278	(278)	-	-
Share-based payments	-	-	-	3,445	-	3,445
Net profit for the year	-	-	-	-	963	963
Other comprehensive income for the year	-	-	-	206	-	206
Balance at December 31, 2025	71,758,374	-	114,792	12,888	(95,590)	32,090

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands

Cash flows from operating activities
Net profit (loss) for the year	963	5,780	(5,525)
Adjustments for:
Effect of exchange rate differences on cash and cash equivalents and restricted deposits balances	447	37	(41)
Issuance costs	-	-	123
Change in fair value of derivative financial instruments	(148)	39	2
Interest income related to debt investments at fair value through other comprehensive income	(512)	(32)	-
Change in fair value of debt investments at fair value through profit or loss	(37)	2	-
Interest and other financial expense related to long-term loan	101	262	239
Interest expense related to short-term bank loans	-	-	102
Interest income related to cash equivalents	(484)	(763)	(103)
Interest expense of lease payments	102	132	88
Finance expense related to other non-current liability	15	-	-
Depreciation and amortization	1,138	912	1,152
Impairment of goodwill and intangible assets	-	-	8,991
Gain from sale of discontinued operations	-	-	(82)
Loss on disposal of property and equipment	9	-	8
Share-based payments	3,445	2,017	933
	4,076	2,606	11,412
Changes in asset and liability items:
Trade receivables, net	(8,565)	(1,237)	(204)
Other receivables	(819)	18	353
Trade payables	51	(118)	(1,798)
Other payables	4,564	2,079	55
Deferred tax assets	(444)	(241)	(482)
Contract liabilities	444	4	813
	(4,769)	505	(1,263)
Cash generated from operations	270	8,891	4,624
Income taxes paid	(2,284)	-	-
Net cash provided by (used in) operating activities	(2,014)	8,891	4,624

Cash flows from investing activities
Purchase of debt investments at fair value through other comprehensive income	(273)	(9,437)	-
Sale of debt investments at fair value through other comprehensive income	264	-	-
Interest received related to debt investments at fair value through other comprehensive income	483	9	-
Purchase of debt investments at fair value through profit or loss	-	(557)	-
Interest received related to cash equivalents	484	763	103
Investment in long-term deposits and restricted deposits	(344)	(21)	(72)
Withdrawal of long-term deposits and restricted deposits	-	7	154
Withdrawal of short-term restricted deposits	110	-	560
Purchase of property and equipment	(143)	(99)	(55)
Purchase of intangible asset	(270)	-	-
Proceeds from sale of property and equipment	3	-	5
Net cash provided by (used in) investing activities	314	(9,335)	695

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2025	2024	2023
	U.S. dollars in thousands

Cash flows from financing activities
Proceeds from public and private offerings	-	-	4,256
Issuance costs in connection with public and private offerings	-	(102)	(478)
Proceeds from at-the-market offering	-	-	768
Issuance costs in connection with at-the-market offering	-	-	(164)
Proceeds from exercise of options and warrants	147	5,521	352
Short-term bank loans received	-	-	4,800
Repayment of short-term bank loans	-	-	(6,400)
Interest paid related to short-term bank loans	-	-	(108)
Long-term loans received	-	-	888
Long-term loans interest payments	(93)	(202)	(276)
Long-term loans principal payments	-	(122)	(639)
Other payments related to long-term loans	-	-	(500)
Interest portion of lease payments	(102)	(132)	(88)
Principal portion of lease payments	(588)	(273)	(198)
Net cash provided by (used in) financing activities	(636)	4,690	2,213

Changes in cash and cash equivalents	(2,336)	4,246	7,532
Effect of exchange rate changes on cash and cash equivalents	(478)	(37)	50
Cash and cash equivalents at beginning of the year	15,081	10,872	3,290
Cash and cash equivalents at end of the year	12,267	15,081	10,872

Supplemental disclosure of non-cash investing and financing activities:
Addition of right-of-use assets	3,001	16	903
Proceeds for sale of discontinued operations	-	-	82
Decrease of right-of-use assets and lease liabilities	346	-	-
Long-term loan settled by share issuance	978	-	-
Addition of intangible assets	1,650	-	-

The accompanying notes are an integral part of these consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

Background

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” and collectively referred to with its wholly-owned subsidiaries as the “Company”) is a global Software as a Service (“SaaS”) provider of web data collection solutions, empowering organizations to gain a competitive edge by streamlining the collection, extraction, and analysis of large-scale structured data from public online sources.

The Company, through its wholly-owned subsidiary NetNut Ltd. (“NetNut”), primarily offers Internet Protocol Proxy Network solutions (“IPPN solutions”) that enable customers to collect data anonymously at any scale from any public sources over the web, as well as other data collection solutions (“Data Collection solutions”) that include tools that allow customers to collect real-time structured data from global search engines as well as to collect public web data from websites that have implemented anti-bot technologies and more. The Company also offers ready-to-use datasets, allowing customers to easily run analysis, train AI models, track market trends, and gain internal insights without having to manage the complexity of data collection themselves.

War in Israel

Since October 7, 2023, Israel has been in a state of war on multiple fronts involving the Gaza Strip and other countries and regions in the Middle East, including Iran. During 2025, a ceasefire was reached between Israel and the other parties. On February 28, 2026, Israel and the United States initiated a preemptive attack on Iran to which Iran responded with ballistic missile and drone attacks. To date, there was no material adverse impact on Company’s operations and financial conditions due to this war. However, since these are events beyond the Company’s control, their continuation or cessation may affect the Company’s expectations. The Company continues to monitor political and military developments closely and examine the consequences for its operations and assets.

NOTE 2 - MATERIAL ACCOUNTING POLICIES:

Basis of presentation of financial statements

The consolidated financial statements as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, are in compliance with IFRS Accounting Standards, as issued by the International Accounting Standards Board.

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

Basis of consolidation

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

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Segments

Operating segments are reported in a manner consistent with the internal reporting, which are provided to the chief operating decision maker. The chief operating decision maker is the Company’s Chief Executive Officer (“CEO”), who is responsible for allocating resources and assessing the performance of the operating segments. Historically, the Company had three operating segments: web data collection, consumer internet access and enterprise cybersecurity. In July 2023, the Company sold the enterprise cybersecurity segment, and accordingly, it is presented in these consolidated financial statements as “discontinued operations”. In addition, following the scale down in the operations of the Company’s wholly-owned subsidiary CyberKick Ltd. (“CyberKick”) in the second quarter of 2023, as of December 31, 2024, the Company’s CEO is no longer assessing the performance of the consumer internet access segment. Accordingly, for the years ended December 31, 2025 and 2024, the Company has one operating and reportable segment, the web data collection segment.

Translation of foreign currency balances and transactions

Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “Functional Currency”) The consolidated financial statements of the Company are presented in U.S. dollars, which is the Company’s and the Company’s subsidiaries’ Functional Currency.

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

Trade receivables

The trade receivables balance represents the unconditional right to consideration because only the passage of time is required before the payment is due from Company customers for services rendered in the ordinary course of business. If collection is expected within one year or less, trade receivables are classified as current assets. If not, trade receivables are presented as non-current assets. Trade receivables are initially recognized based on their transaction price and subsequently measured at amortized cost using the effective interest method, less a provision for expected credit losses.

The Company measures the loss allowance for expected credit losses on trade receivables that are within the scope of International Financial Reporting Standard (“IFRS”) 15, “Revenue from Contracts with Customers” (“IFRS 15”) and on financial assets for which the credit risk has increased significantly since initial recognition based on lifetime expected credit losses. Otherwise, the Company measures the loss allowance at an amount equal to 12-month expected credit losses at the current reporting date.

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

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Intangible assets

Research and development

Through December 31, 2025 and 2024, the Company has not met the criteria for capitalizing development expenses as intangible assets, and accordingly, no asset has so far been recognized in the consolidated financial statements in respect of capitalized development expenses. Consequently, the research and development expenses of the Company are fully recognized as incurred.

Technologies

Acquired technologies are initially measured at cost (which, in a business combination, represents the fair value at the acquisition date) and amortized over a period of 2-4 years using the straight-line method, with such amortization classified as cost of revenue.

Licensed technology

Acquired licensed technology is initially measured at cost, including the fair value of estimated future usage-based payments, with a corresponding financial liability. Subsequently, the financial liability is measured at amortized cost. Subsequent changes to the liability (other than those resulting from the passage of time) are recognized as an adjustment to the cost of the asset, provided the change relates to the utility of the asset. Otherwise, the change is charged to profit or loss. Acquired licensed technology is amortized over a period of 1.5 years using the straight-line method, with such amortization classified as cost of revenue. For further details, see Note 6.

Applications

Acquired applications are initially measured at cost and amortized over a period of 3-5 years using the straight-line method, with such amortization classified as cost of revenue.

Customer relations

Acquired customer relations acquired as part of a business combination are initially measured at fair value at the acquisition date (which is regarded as their cost) and amortized over a period of 5 years using the straight-line method, with such amortization classified as selling and marketing expense.

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

Goodwill is tested annually for impairment in the fourth quarter of each year, or more frequently if events or changes in circumstances indicate that it may be impaired. For the 2025, 2024 and 2023 reporting periods, the recoverable amount of the Company’s CGUs was determined based on value-in-use calculations. These calculations require the use of estimates and assumptions by management. For further details, see Note 6.

Impairment of non-monetary assets other than goodwill

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less selling costs and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels of identifiable cash flows. Non-monetary assets, other than goodwill, that were impaired are reviewed annually for possible reversal of the impairment recognized at each statement of financial position date. Impairment loss of technologies is recorded under cost of revenue, and of customer relations under selling and marketing expenses.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Financial liabilities at amortized cost

Financial liabilities at amortized cost are initially recognized at their fair value less transaction costs that are directly attributable to the issue of the financial liability and are subsequently measured at amortized cost. For further information regarding the Company’s accounting policy related to long-term loans, see Note 9.

Employee benefits

Vacation and recreation pay

Every employee is legally entitled to vacation and recreation benefits, which are computed on an annual basis. This entitlement is based on the terms of employment. The Company charges vacation expense based on the benefits that have been accumulated for each employee as of the financial statements date. Recreation expenses are recorded at the month they are incurred.

Income taxes

Tax benefit (expense) is comprised of current and deferred taxes.

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

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Revenue recognition

The Company generates primarily SaaS revenue from customers utilizing its solutions, which consists mainly of subscription fees, and usage-based fees. The Company’s performance obligations consist of providing access to its solutions and related support services, which are considered a single performance obligation.

Subscription-based contracts are offered on a periodical basis, typically yearly or monthly, and include primarily a fixed price for a pre-defined data volume (e.g., gigabytes or terabytes) or speed (e.g. level of gigabytes per second). Revenue from subscription-based contracts is recognized on a straight-line basis over the term of the contract, generally beginning on the date when the solution is made available to the customer. Usage-based contracts are charged at a fixed unit price based on the actual consumption of data or utilized data speed (pay-as-you-go). Revenue from usage-based contracts is recognized as the consumption occurs.

Starting in 2025, the Company also generates revenue from the sale of ready-to-use datasets. For dataset contracts, customers are charged at a fixed unit price based on the volume of data, and revenue is recognized at a point in time, generally on the date when the data is made available to the customer.

Amounts that have been invoiced are recorded in trade receivables and in contract liabilities or revenue, depending on whether the transfer of control to customers has occurred. Fees are paid either upfront at the time of the transaction, or under credit terms, mainly to large customers, with payment terms generally up to net 90 days.

The Company applied the practical expedient in IFRS 15 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Furthermore, the Company applies the practical expedient regarding incremental costs of obtaining contracts, whereby such costs are expensed as incurred when the associated amortization period is one year or less.

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

After the commencement date, the Company measures the right-of-use asset applying the cost model, less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability. Assets are depreciated by the straight-line method over the lease period, which is 3 years for vehicles and 4 years for property.

Interest on lease liability is recognized in profit or loss in each period during the lease term in an amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Payments associated with short-term leases are not recognized as right-of-use assets or lease liabilities, but are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

New standards and amendments adopted

Several new standards, amendments to standards and interpretations that are effective for annual periods beginning on January 1, 2025, have been applied in preparing these consolidated financial statements. None of these had a material effect on the Company’s consolidated financial statements.

New standards and amendments not yet adopted

IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”)

IFRS 18 replaces International Accounting Standard (“IAS”) 1, “Presentation of Financial Statements”. As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statement of profit or loss, as follows: (i) operating profit and (ii) profit before financing and tax. In addition, items in the statement of profit or loss will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures (“non-GAAP measures”), and specific instructions were added for the grouping and splitting of items in the financial statements and their accompanying notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is currently in a preliminary stage of assessing the expected effect of this new standard.

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

Credit risk

Credit risk arises mainly from cash and cash equivalents, bank deposits, trade receivables and debt investments measured at fair value. For cash, cash equivalents and bank deposits, the Company estimates that since the liquid instruments are mainly invested with highly rated institutions, the credit and interest risks associated with these balances are low. Credit risk of trade receivables is the risk that customers may fail to pay their debts. The Company mitigates the risk by ensuring its customers have sufficient funds to meet their needs and by selling to customers of high credit quality. The Company has not historically experienced material credit losses. Additionally, all of the Company’s debt investments measured at fair value are considered to have low credit risk. Management considers “low credit risk” for marketable bonds to be an investment grade credit rating with at least one major rating agency.

Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the New Israeli Shekel (“NIS”). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities denominated in foreign currency. These foreign currency-denominated transactions consist primarily of personnel, leases and other overhead costs. For the years ended December 31 2025, 2024 and 2023, foreign currency exchange gains (losses) were $349 thousand, ($58) thousand and ($27) thousand, respectively.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The table below categorizes non-derivative financial liabilities into relevant maturity groupings based on the remaining period at financial position date to the contractual maturity date, using the undiscounted contractual cash flow.

	Less than one year	Between one to two years	More than two years
	U.S. dollars in thousands
December 31, 2025:
Lease liabilities	933	879	1,320
Other non-current liability	-	400	-
Accounts payable and accruals	8,357	-	-
	9,290	1,279	1,320
December 31, 2024:
Lease liabilities	393	335	-
Long-term loans	1,033	39	-
Accounts payable and accruals	4,735	-	-
	6,161	374	-

Fair value estimation

Below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

●	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following tables present the Company’s financial instruments measured at fair value by levels as of December 31, 2025 and 2024:

	Level 1	Level 2	Level 3	Total
	U.S. dollars in thousands
As of December 31, 2025
Financial assets
Debt investments at fair value through profit or loss
Mutual Fund	592	-	-	592
Equity securities	-	-	82	82
Debt investments at fair value through OCI
U.S. corporate bonds	-	3,613	-	3,613
Israel corporate bonds	-	1,411	-	1,411
U.K. corporate bonds	-	924	-	924
Other corporate bonds	-	3,239	-	3,239
Israel government bonds	-	309	-	309
Total financial assets	592	9,496	82	10,170

	Level 1	Level 2	Level 3	Total
	U.S. dollars in thousands
As of December 31, 2024
Financial assets
Debt investments at fair value through profit or loss
Mutual Fund	555	-	-	555
Equity securities	-	-	82	82
Debt investments at fair value through OCI
U.S. corporate bonds	-	3,534	-	3,534
Israel corporate bonds	-	1,378	-	1,378
U.K. corporate bonds	-	907	-	907
Other corporate bonds	-	3,137	-	3,137
Israel government bonds	-	300	-	300
Total financial assets	555	9,256	82	9,893
Financial liabilities
Derivative financial instruments	-	-	148	148
Total financial liabilities	-	-	148	148

Level 3 financial instruments

The following table presents the changes in level 3 financial liabilities for the reporting periods presented:

	Derivative financial instruments	Total
	U.S. dollars in thousands
Balance as of January 1, 2025	148	148
Changes within profit or loss	(148)	(148)
Balance as of December 31, 2025	-	-
Balance as of January 1, 2024	109	109
Changes within profit or loss	39	39
Balance as of December 31, 2024	148	148
Balance as of January 1, 2023	26	26
Initial recognition	1,197	1,197
Classification to equity	(1,116)	(1,116)
Changes within profit or loss	2	2
Balance as of December 31, 2023	109	109

The Company used the Black-Scholes model to evaluate the fair value of derivative financial instruments related to several warrants previously granted to investors as of December 2024, using the following principal assumptions: risk-free interest rate - 4.13%-4.25%, expected term (in years) - 0.48-1.99 and expected volatility - 110.83%-116.14%.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Financial instruments

	Financial assets at fair value through profit or loss	Financial assets at fair value through OCI	Financial assets at amortized cost	Total
	U.S. dollars in thousands
Financial assets
December 31, 2025
Cash and cash equivalents	-	-	12,267	12,267
Accounts receivable (excluding prepaid expenses)	-	-	12,033	12,033
Long-term deposits and restricted deposits	-	-	400	400
Debt investments at fair value through profit or loss	592	-	-	592
Equity securities	82	-	-	82
Debt investments at fair value through OCI	-	9,496	-	9,496
	674	9,496	24,700	34,870
December 31, 2024
Cash and cash equivalents	-	-	15,081	15,081
Accounts receivable (excluding prepaid expenses)	-	-	3,446	3,446
Long-term deposits and restricted deposits	-	-	124	124
Debt investments at fair value through profit or loss	555	-	-	555
Equity securities	82	-	-	82
Debt investments at fair value through OCI	-	9,256	-	9,256
	637	9,256	18,651	28,544

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands
Financial liabilities
December 31, 2025
Lease liabilities	-	2,639	2,639
Accounts payable and accruals	-	8,357	8,357
Other non-current liability	-	375	375
	-	11,371	11,371
December 31, 2024
Lease liabilities	-	620	620
Accounts payable and accruals	-	4,735	4,735
Long-term loans	-	970	970
Derivative financial instruments	148	-	148
	148	6,325	6,473

Assets and liabilities which are not measured on a recurring basis at fair value, are presented at their carrying amount, which approximates their fair value.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - CASH AND CASH EQUIVALENTS:

The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have original maturities of three months or less from the date of acquisition, as cash equivalents.

As of December 31, 2025 and 2024, the balance of cash and cash equivalents comprised as follows:

	December 31
	2025	2024
	U.S. dollars in thousands
Cash on hand	2,979	2,773
Money market funds	8,919	-
Short-term bank deposits up to 3 months	369	12,308
Cash and cash equivalents	12,267	15,081

NOTE 5 - TRADE RECEIVABLES:

As of December 31, 2025 and 2024, the balance of trade receivables comprised as follows:

	December 31
	2025	2024
	U.S. dollars in thousands
Open accounts	12,040	3,291
Provision for expected credit losses	(244)	(60)
Trade receivables, net	11,796	3,231

NOTE 6 - GOODWILL & INTANGIBLE ASSETS:

Composition

	Cost				Accumulated amortization
	Balance at	Additions	Impairment	Balance	Balance at	Additions	Impairment	Balance
	beginning	during	during	at end	beginning	during	during	at end	Amortized
	of year	the year	the year	of year	of year	the year	the year	of year	balance
	U.S. dollar in thousands
2025
Technologies	6,055	-	-	6,055	5,330	434	-	5,764	291
Customer relations	4,002	-	-	4,002	3,916	23	-	3,939	63
Applications	-	270	-	270	-	27	-	27	243
Licensed technology	-	1,650	-	1,650	-	183	-	183	1,467
Goodwill	4,118	-	-	4,118	-	-	-	-	4,118
	14,175	1,920	-	16,095	9,246	667	-	9,913	6,182
2024
Technologies	6,055	-	-	6,055	4,778	552	-	5,330	725
Customer relations	4,002	-	-	4,002	3,893	23	-	3,916	86
Goodwill	4,118	-	-	4,118	-	-	-	-	4,118
	14,175	-	-	14,175	8,671	575	-	9,246	4,929
2023
Technologies	6,055	-	-	6,055	3,900	573	305	4,778	1,277
Customer relations	4,002	-	-	4,002	1,273	245	2,375	3,893	109
Goodwill	10,429	-	(6,311)	4,118	-	-	-	-	4,118
	20,486	-	(6,311)	14,175	5,173	818	2,680	8,671	5,504

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Amortization expenses for the years ended December 31, 2025, 2024 and 2023 were $667 thousand, $575 thousand and $818 thousand, respectively. Impairment losses of intangible assets (rather than goodwill) for the years ended December 31, 2025, 2024 and 2023 were $0, $0 and $2,680 thousand, respectively.

Acquisitions

On November 10, 2025, the Company entered into a perpetual license agreement for certain technology. The total consideration for the licensed technology consists of a payment of $125 thousand and future usage-based payments estimated at a fair value of $1,525 thousand, based on the Company’s projected usage. A corresponding financial liability was recognized and is presented within other payables, with the long-term portion classified under other non-current liability in the consolidated statements of financial position.

Testing of goodwill impairment - NetNut CGU

The Company performed the annual goodwill impairment test for its NetNut CGU at December 31, 2025. The recoverable amount was assessed by management based on value-in-use calculation which uses cash flow projections covering a 5-year period and terminal growth rate of 3% thereafter, and a discount rate of 21.9%. The terminal growth rate represents the long-term average growth prospects of the web data collection market. Based on the impairment test performed, the estimated recoverable amount was determined to be substantially higher than its carrying amount. A hypothetical decrease in the terminal growth rate of 1% or an increase of 1% to the discount rate would reduce the value-in-use by $3,151 thousand and $3,501 thousand, respectively, and would not result in an impairment.

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

As of December 31, 2025 and 2024, the entire carrying amount of goodwill of $4,118 thousand is related to the NetNut CGU.

NOTE 7 - TAXES ON INCOME:

Corporate taxation

The taxable income of Alarum, Safe-T Data A.R Ltd. (“Safe-T Data”) and CyberKick is subject to the Israeli regular corporate tax rate of 23%.

The taxable income of NetNut, based on management assessment, meets the criteria of a Preferred Technological Enterprise (“PTE”) under the Law for the Encouragement of Capital Investments, and accordingly, is eligible for a reduced tax rate of 12%. The Company has also obtained a tax ruling from the Israel Tax Authority regarding NetNut’s status as a PTE, which is in effect for the years 2024-2028, subject to certain provisions. Taxable income other than taxable income from the PTE regime is subject to the Israeli regular corporate tax rate.

The taxable income of NetNut Networks Inc. (“NetNut Networks”) is subject to a regular U.S. federal tax rate of 21%.

Tax assessments

Tax assessments filed by the Company, NetNut and Safe-T Data through 2020 are considered final.

Tax assessments filed by NetNut Networks through 2020 are considered final.

CyberKick has not been assessed since its incorporation.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Carryforward tax losses

Carryforward tax losses in Israel of the Company amounted to $19.0 million and $16.0 million as of December 31, 2025 and 2024, respectively.

Carryforward tax losses in Israel of Safe-T Data amounted to $ 43.6 million and $43.6 million as of December 31, 2025 and 2024, respectively.

Carryforward tax losses in Israel of CyberKick amounted to $ 4.2 million and $4.0 million as of December 31, 2025 and 2024, respectively.

Carryforward tax losses in Israel have no expiration date. Deferred tax assets on losses for tax purposes carried forward to subsequent years are recognized if utilization of the related tax benefit against a future taxable income is expected.

Deferred taxes

	Lease liabilities	Right-of-use assets	Intangible assets, net	Carryforward tax losses	Carryforward research and development expenses	Other	Total
Balance as of January 1, 2025	60	(60)	(100)	10	419	93	422
Changes within profit or loss	174	(174)	(122)	(10)	273	303	444
Balance as of December 31, 2025	234	(234)	(222)	-	692	396	866
Balance as of January 1, 2024	93	(93)	(164)	42	285	18	181
Changes within profit or loss	(33)	33	64	(32)	134	75	241
Balance as of December 31, 2024	60	(60)	(100)	10	419	93	422
Balance as of January 1, 2023	23	(23)	(852)	551	-	-	(301)
Changes within profit or loss	70	(70)	688	(509)	285	18	482
Balance as of December 31, 2023	93	(93)	(164)	42	285	18	181

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Theoretical tax reconciliation

Following is a reconciliation of the theoretical taxes on income, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see above) and the actual tax expense:

	Year ended December 31
	2025		2024		2023
	%	U.S. dollars in thousands	%	U.S. dollars in thousands	%	U.S. dollars in thousands
Profit (loss) before income tax	23	1,473	23	7,001	23	(6,089)
Theoretical tax expense (benefit)		339		1,610		(1,400)
Change in effective tax rate due to:
Tax benefits arising from a reduced tax rate under the PTE regime		(501)		(1,007)		(590)
Decrease in taxes resulting from utilization of losses in the reported year for which deferred taxes were not recognized in prior years		-		(12)		(843)
Increase in taxes resulting from non-deductible expenses		543		493		2,206
Increase in taxes resulting from losses in the reported year for which deferred taxes were not recognized		140		137		145
Taxes in respect of prior years		(11)		-		-
Tax expense (benefit)		510		1,221		(482)

NOTE 8 - OTHER PAYABLES:

	December 31
	2025	2024
	U.S. dollars in thousands
Accrued expenses	4,127	605
Provision for income taxes, net	126	1,409
Employees and related institutions	3,677	2,470
	7,930	4,484

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

The Company accounted for the above warrants, which represent the consideration for providing the cash commitment, in accordance with the provisions of IFRS 2, “Share-based payment” (“IFRS 2”). As such, the fair value of these warrants was accounted for as transaction costs. Total transaction costs recognized by the Company at the initial date totaled $596 thousand, representing the fair value of series A and B warrants, and 50% of the fair value of series C and D warrants, due to the fact that up to 50% of each of them are subject to cancellation in the case that the Company will not exercise the funding or a portion of it, with respect to Tranches 3-8.

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

On January 30, 2023, the Company signed a second amendment to the O.R.B. agreement, according to which O.R.B. will fund the Company with 18 tranches of $111 thousand (an unchanged total amount of $2 million) from February 2023 through July 2024, instead of the 6 original tranches (Tranches 3-8) of $333 thousand each from February 2023 through July 2023.

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

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

In October 2025, the Company executed the final payments with respect to the long-term loans. These payments also included the issuance of the Company’s ordinary shares at its discretion, based on the terms of the agreement. See also note 13. Accordingly, as of December 31, 2025, there is no longer an outstanding balance.

Reconciliation of movements of long-term loans to cash flow from financing activities is as follows:

	December 31
	2025	2024
	U.S. dollars in thousands
Balance at the beginning of year	970	1,092
Changes from financing cash flows:
Long-term loans payments (interest and principal)	(93)	(324)
Non-cash changes:
Long-term loans settled by share issuance	(978)	-
Financial expense	101	202
Balance at the end of year	-	970

NOTE 10 - LEASES:

The Company’s leases include property and vehicle leases. The lease agreements are for periods of between 3 to 4 years and may include an option to extend the lease period.

In May 2025, the Company notified its office lessor of its intention not to exercise its option to renew the current lease contract, which expired on October 20, 2025, for an additional year. The financial effect of revising the lease term, which originally included the extension of the option, was a decrease in lease liabilities and right-of-use assets of $346 thousand.

In June 2025, the Company signed a new lease contract for its offices. The lease commenced on September 1, 2025, and will end on August 31, 2029, in exchange for an approximate monthly fee of $58 thousand until February 28, 2027, and approximately $75 thousand until August 31, 2029. In addition, the Company has an option to extend the lease period for another 2 periods of 2 years each, until August 31, 2031, and August 31, 2033, respectively.

Expenses relating to the short-term leases for the years ended December 31, 2025, 2024 and 2023 were $0, $0 and $63 thousand, respectively.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Right-of-use assets

	Property	Vehicles	Total
	U.S. dollars in thousands
Cost:
Balance as of January 1, 2025	1,642	48	1,690
Additions	2,947	54	3,001
Disposals	(1,449)	(4)	(1,453)
Balance as of December 31, 2025	3,140	98	3,238

Accumulated amortization:
Balance as of January 1, 2025	(1,159)	(33)	(1,192)
Additions	(379)	(21)	(400)
Disposals	1,104	-	1,104
Balance as of December 31, 2025	(434)	(54)	(488)
	2,706	44	2,750

Cost:
Balance as of January 1, 2024	1,642	77	1,719
Additions	-	16	16
Disposals	-	(45)	(45)
Balance as of December 31, 2024	1,642	48	1,690

Accumulated amortization:
Balance as of January 1, 2024	(896)	(44)	(940)
Additions	(263)	(19)	(282)
Disposals	-	30	30
Balance as of December 31, 2024	(1,159)	(33)	(1,192)
	483	15	498

Lease liabilities

	Property	Vehicles	Total
	U.S. dollars in thousands
Balance as of January 1, 2025	611	9	620
Additions	2,905	48	2,953
Disposals	(346)	-	(346)
Interest expense	96	6	102
Payments	(663)	(27)	(690)
Balance as of December 31, 2025	2,603	36	2,639

Short-term lease liabilities	673	19	692
Long-term lease liabilities	1,930	17	1,947
Balance as of December 31, 2025	2,603	36	2,639

Balance as of January 1, 2024	871	22	893
Additions	-	12	12
Disposals	-	(12)	(12)
Interest expense	131	1	132
Payments	(391)	(14)	(405)
Balance as of December 31, 2024	611	9	620

Short-term lease liabilities	350	9	359
Long-term lease liabilities	261	-	261
Balance as of December 31, 2024	611	9	620

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHARE BASED PAYMENT:

The Company maintains a share-based payment plan for employees, directors and consultants (the “Plan”). According to the Plan, the Company can grant options and RSUs. The options and the RSUs usually vest over a period of up to 3 years, and the option term typically ranges from 3 to 7 years. Nevertheless, the Board of Directors is qualified to resolve different vesting terms. Below is a summary of the Company’s share option and RSUs grants activity during the years 2025, 2024 and 2023:

Date of grant	Amount	Exercise price ($) (*)	Fair value at the date of grant (U.S. dollars in thousands)	Volatility	Risk-free interest rate	Contractual term (in years)
2025
Options
March 19, 2025	5,004	-	4	-	-	7
August 7, 2025	49,321	-	45	-	-	3
November 25, 2025	35,083	-	50	-	-	3
	89,408
RSUs
March 19, 2025	286,116	-	238	-	-
May 28, 2025	311,052	-	259	-	-
June 19, 2025(**)	700,008	-	796	-	-
June 19, 2025 (***)	399,996		601
August 7, 2025	305,052	-	458	-	-
November 25, 2025	456,084	-	528	-	-
December 23, 2025	395,028	-	299	-	-
	2,853,336
2024
Options
January 1, 2024	100,000	0.00-0.49	63	0%-80.00%	3.59%	3-7
March 13, 2024	45,012	0.00-1.24	59	0%-86.21%	3.89%	2-7
July 16, 2024	100,000	-	287	-	-	5
September 25, 2024	660,024	-	783	-	-	3-7
	905,036
RSUs
January 1, 2024	50,000	-	39	-	-
March 13, 2024	190,044	-	347	-	-
July 16, 2024	55,020	-	158	-	-
September 9, 2024	199,992	-	210	-	-
September 25, 2024	1,750,152	-	2,078	-	-
November 24, 2024	152,040	-	226	-	-
	2,397,248
2023
Options
April 20, 2023	100,000	0.23	10	79.84%	4.14%	2
May 18, 2023	30,000	0.24	3	89.91%	3.94%	10
November 27, 2023	1,343,748	0.00-0.49	414	91.46%	4.17%	7
	1,473,748
RSUs
July 19, 2023	100,000	-	26	-	-
September 13, 2023	650,000	-	209	-	-
November 27, 2023	925,572	-	494	-	-
	1,675,572

(*)	Translated from NIS based on the U.S. dollars/NIS exchange rate as of December 31, 2025.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(**)	Granted to directors and key management personnel.

(***)	Granted to the CEO and approved by the Company’s shareholders on August 7, 2025.

The fair value of the options was determined using the binomial model. Volatility is based on volatility data of the traded share price of the Company. The early exercise multiple used for the fair value calculations for grants during 2024 and 2023 is 2.5 for each offeree. The fair value of RSUs and options with a zero-exercise price was estimated based on the share price on the grant date.

Movement in the number of share options and RSUs outstanding and their related weighted average exercise prices are as follows:

Options

	2025		2024		2023
	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)
Outstanding at beginning of year:	4,832,966	0.47	7,136,720	0.67	7,001,800	0.88
Granted	89,408	-	905,036	0.06	1,473,748	0.34
Exercised	(424,562)	0.30	(2,917,879)	1.23	(224,463)	0.10
Forfeited	(118,759)	0.23	(262,845)	0.42	(768,269)	0.56
Expired	(11,250)	1.24	(28,066)	0.67	(346,096)	1.08
Outstanding at end of year	4,367,803	0.48	4,832,966	0.47	7,136,720	0.67
Exercisable at end of year	3,688,224	0.54	2,548,439	0.66	3,605,391	1.09

RSUs

	2025	2024
	Number of RSUs	Number of RSUs
Outstanding at beginning of year:	3,284,742	1,675,572
Granted	2,853,336	2,397,248
Vested	(1,274,687)	(508,898)
Forfeited	(228,004)	(279,180)
Outstanding at end of year	4,635,387	3,284,742

The following table summarizes information about exercise price and the remaining contractual life of options outstanding at the end of 2025, 2024 and 2023:

	2025		2024		2023
Exercise prices ($)	Number outstanding at end of year	Remaining contractual life (in years)	Number outstanding at end of year	Remaining contractual life (in years)	Number outstanding at end of year	Remaining contractual life (in years)
0.00	986,731	1.73-6.21	1,059,009	1.20-6.73	972,728	0.15-6.91
0.21-1.09	2,737,975	0.08-7.38	3,119,610	0.03-8.38	3,783,920	6.91-9.39
1.23-1.77	643,097	4.58-5.65	654,347	0.25-6.65	2,380,072	0.65-7.72
	4,367,803		4,832,966		7,136,720

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Shares issuance

During the year ended December 31, 2025, 424,562 options were exercised into 424,562 ordinary shares for total consideration of $147 thousand, and 1,274,687 vested RSUs were issued into 1,274,687 ordinary shares.

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

Expenses recognized in the financial statements

The costs which were recognized in the Company’s financial statements in respect of services received from its employees and consultants are presented in the table below:

	Year ended December 31
	2025	2024	2023
	U.S. dollar in thousands
Share-based payment plans	3,445	2,017	933

The plans are intended to be governed under rules set for that purpose in the Plan. The exercise prices of the options that are exercisable into shares as of December 31, 2025, range between $0.00 to $1.77.

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

Defined contribution plans

The Company’s severance pay liability to Israeli employees for which the said liability is covered under section 14 of the Severance Pay Law is covered by regular deposits with defined contribution plans. The amounts funded above are not reflected in the consolidated statements of financial position. The amounts recognized as expense in respect of defined contribution plans in 2025, 2024 and 2023 are $544 thousand, $344 thousand and $314 thousand, respectively.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SHAREHOLDERS’ EQUITY:

Share capital

As of December 31, 2025 and 2024, the Company’s share capital is composed as follows:

	Number of shares
	Authorized	Issued and paid	Authorized	Issued and paid
	December 31, 2025		December 31, 2024
Ordinary shares of no-par value	150,000,000	71,758,374	150,000,000	69,144,269

The last reported market price for the Company’s securities on December 31, 2025, was $8.58 per ADS on Nasdaq and NIS 2.811 per share on the Tel Aviv Stock Exchange.

Rights conferred by ordinary shares

The ordinary shares confer upon their holders’ voting rights, the right to receive dividends, the right to a share in excess assets upon liquidation of the Company and other rights as set out in the Company’s articles of association.

Shares issuance

During the year ended December 31, 2025, 914,856 ordinary shares were issued to O.R.B., as described in note 9, as a repayment for the long-term loan, reflecting a consideration of $978 thousand.

During the year ended December 31, 2024, 527,686 warrants issued as a part of the Company’s September 14, 2023 private placement and 75,900 warrants issued as part of April 3, 2020 public offering, were exercised into 603,586 ADSs, or 6,035,860 ordinary shares, for total consideration of $2,253 thousand.

Also, the Company issued shares from exercised options and issued RSUs to employees and consultants. See further details in Note 11.

NOTE 14 - REVENUE AND COST OF REVENUE:

Revenue

	Year ended December 31
	2025	2024	2023
	U.S. dollar in thousands
Web data collection
SaaS revenue:
IPPN solutions	29,232	30,333	21,291
Data Collection solutions	6,117	580	-
Total SaaS revenue	35,349	30,913	21,291
Datasets	4,965	-	-
Total web data collection revenue	40,314	30,913	21,291
Other revenue	441	911	5,230
Total revenue	40,755	31,824	26,521

The Company recognized $1,987 thousand, $1,983 thousand and $1,170 thousand of revenue in 2025, 2024 and 2023, respectively, related to contract liability balances at the beginning of the respective annual periods.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Revenue by Geographic Area

	Year ended December 31
	2025	2024	2023
	U.S. dollar in thousands
China	11,915	5,269	1,730
U.S.	7,200	4,403	5,534
Europe	5,807	4,313	5,210
Hong Kong	5,013	4,381	339
Asia Pacific	4,076	3,443	2,296
U.K. Virgin Islands	3,400	32	3,109
Israel	1,420	788	2,149
United Arab Emirates	761	6,460	3,155
Middle East & Africa	669	2,083	2,166
Other	494	652	833
	40,755	31,824	26,521

Revenue in 2025 of $10,835 thousand resulted from two main customers (representing 15% and 12% of total revenues).

No single customer in 2024 exceeded 10% of total revenues.

Revenue in 2023 of $3,055 thousand resulted from one main customer (representing 12% of total revenues).

As of December 31, 2025, 2024 and 2023, all of the Company’s property and equipment is located in Israel.

Cost of revenue

	Year ended December 31
	2025	2024	2023
	U.S. dollar in thousands
Payroll and related expenses	301	314	376
Share-based payment	113	24	8
Internet protocols addresses’ costs	4,717	5,462	3,848
Networks and servers	6,708	1,188	758
Subcontractors and third-party services	3,918	-	-
Traffic acquisition costs	-	32	1,080
Platform providers fees	84	184	679
Amortization and impairment of intangible assets and depreciation	686	590	903
Other and overheads	389	121	59
	16,916	7,915	7,711

NOTE 15 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31
	2025	2024	2023
	U.S. dollar in thousands
Payroll and related expenses	5,173	3,220	2,700
Share-based payment	666	511	220
Subcontractors	282	294	155
Depreciation	182	124	102
Other and overheads	1,223	346	380
	7,526	4,495	3,557

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - SELLING AND MARKETING EXPENSES:

	Year ended December 31
	2025	2024	2023
	U.S. dollar in thousands
Payroll and related expenses	4,961	4,111	3,808
Share-based payment	1,352	643	244
Payment processing fees	520	589	485
Media costs	-	-	1,506
Professional fees	455	143	136
Marketing	1,145	1,059	699
Amortization and impairment of intangible assets and depreciation	187	155	2,765
Other and overheads	509	333	392
	9,129	7,033	10,035

NOTE 17 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2025	2024	2023
	U.S. dollar in thousands
Payroll and related expenses	3,194	2,079	1,568
Share-based payment	1,314	840	402
Professional fees	1,257	1,766	2,100
Impairment loss on trade receivables	262	387	18
Other and overheads	950	589	318
	6,977	5,661	4,406

NOTE 18 - FINANCIAL INCOME (EXPENSES), NET:

	Year ended December 31
	2025	2024	2023
	U.S. dollar in thousands
Financial expenses:
Bank fees and interest	(58)	(22)	(65)
Issuance expenses	-	-	(182)
Interest expenses	(208)	(393)	(429)
Change in fair value of derivatives	-	(39)	(83)
Changes in fair value of debt investments at fair value through profit or loss	-	(2)	-
Exchange rate differences	-	(58)	(27)
Total financial expenses	(266)	(514)	(786)

Financial income:
Change in fair value of derivatives	148	-	81
Interest income related to debt investments through other comprehensive income	513	32	-
Interest income	484	763	115
Changes in fair value of debt investments at fair value through profit or loss	38	-	-
Exchange rate differences	349	-	-
Total financial income	1,532	795	196
Financial income (expenses), net	1,266	281	(590)

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - PROFIT (LOSS) PER SHARE:

Basic

	Year ended December 31
	2025	2024	2023
Profit (loss) from continuing operations (U.S. dollars in thousands)	963	5,780	(5,607)
The weighted average of the number of ordinary shares in issue (in thousands)	70,827	66,438	41,435
Basic profit (loss) per share from continuing operations (U.S. dollar)	0.01	0.09	(0.14)

Diluted

	Year ended December 31
	2025	2024	2023
Profit (loss) from continuing operations, used in computation of basic profit (loss) per share (U.S. dollars in thousands)	963	5,780	(5,607)
Adjustments (U.S. dollars in thousands)	-	-	-
	963	5,780	(5,607)

The weighted average of the number of ordinary shares in issue used in computation of basic profit (loss) per share from continuing operations (in thousands)	70,827	66,438	41,435
Adjustments (in thousands):
Options and RSUs	3,612	4,135	-
Warrants in connection with public and private offerings	-	1,303	-
	74,439	71,876	41,435
Diluted profit (loss) per share from continuing operations (U.S. dollar)	0.01	0.08	(0.14)

The calculation of diluted profit per share for the year December 31, 2025, does not give effect to the potential issuance of ordinary shares upon the exercise of certain options granted to a service provider and warrants issued in connection with convertible debenture agreements, as their effect was anti-dilutive.

The calculation of diluted profit per share for the year December 31, 2024, does not give effect to the potential issuance of ordinary shares upon exercise of warrants issued in connection with convertible debenture agreements, as their effect was anti-dilutive.

The calculation of diluted loss per share for the year December 31, 2023, does not give effect to the potential issuance of ordinary shares upon the exercise of options to employees and service providers and warrants issued in connection with convertible debenture agreements and with public and private offerings, as their effect was anti-dilutive.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 - RELATED PARTIES TRANSACTIONS AND BALANCES:

“Related Parties” - as defined in IAS 24, “Related Party Disclosures” (“IAS 24”). Key management personnel, included together with other entities in the definition of “related parties” in IAS 24, include the members of the Board of Directors and senior executives. See also Note 11 for further information.

Transactions with related parties

Compensation to related parties

	Year ended December 31
	2025	2024	2023
	U.S. dollar in thousands
Compensation to directors employed by the Company	1,227	909	797
Compensation to other key management personnel	485	723	362
Compensation to directors who are not employed by the Company	950	273	179

Compensation to key management personnel, including employed directors

The compensation paid to key management personnel for work services they provide to the Company is as follows:

	Year ended December 31
	2025	2024	2023
	U.S. dollar in thousands
Payroll, management fees, and other short-term benefits	1,363	1,177	921
Share-based payments	814	455	238
	2,177	1,632	1,159

Balances with related parties

	December 31
	2025	2024
	U.S. dollar in thousands
Employees payable	537	508
Accounts payable	163	146
	700	654

ALARUM TECHNOLOGIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 - COMMITMENTS AND CONTINGENT LIABILITIES:

On February 16, 2025, the Company and its CEO, Mr. Shachar Daniel, and its Chief Financial Officer (“CFO”), Mr. Shai Avnit, were served with a motion to certify a claim as a class action filed in the Economic Department of the District Court in Tel Aviv, Israel, or the Israeli Motion. The Israeli Motion referred to alleged misstatements in our public disclosures made between March 14, 2024 and August 26, 2024, including statements contained in our announcement dated August 26, 2024, which included financial outlook for the third quarter of 2024.

In addition, a complaint, or the U.S. Complaint, of a similar nature was filed against the Company, the CEO, the CFO and the Chairman, Mr. Chen Katz, in the United States District Court for the District of New Jersey. The U.S. Complaint raised allegations substantially similar to those asserted in the Israeli Motion, and the proceedings in Israel were stayed pending resolution of the U.S. matter.

On July 7, 2025, the lead plaintiff in the U.S. Complaint voluntarily dismissed the U.S. Complaint, and such dismissal was approved by the U.S. court on July 8, 2025. The dismissal was not the result of any settlement, and no consideration was paid by the Company or any of the other defendants.

Following the dismissal of the U.S. Complaint, on December 10, 2025, the applicant in the Israeli Motion submitted, with the Company’s consent, a motion to voluntarily dismiss the Israeli proceedings without costs and without compensation to the applicant or his attorneys, and to dismiss the applicant’s personal claim with prejudice. On December 11, 2025, the Israeli court approved the motion and dismissed the Israeli Motion accordingly. The Israeli court noted, among other things, that the voluntary dismissal of the parallel U.S. proceedings constituted an indication of the lack of prospects of the Israeli proceedings on their merits.

Both the Israeli Motion and the U.S. Complaint were dismissed at the initiative of the applicants, without any settlement agreement, and without the Company having filed a statement of defense in either jurisdiction.

NOTE 22 - SUBSEQUENT EVENTS:

Options and RSUs grants

During 2026 until the reporting date, the Company granted employees and consultants an amount of 499,363 RSUs and options.